   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 19, 1997



                                                      REGISTRATION NO. 333-42561

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

              DELAWARE                              5047                             11-2578230
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                              400 RABRO DRIVE EAST
                           HAUPPAUGE, NEW YORK 11788
                                 (516) 582-5900
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               RICHARD S. KOLODNY
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              400 RABRO DRIVE EAST
                           HAUPPAUGE, NEW YORK 11788
                                 (516) 582-5900
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:


                ROBERT S. REDER, ESQ.                                BRYAN E. DAVIS, ESQ.
           MILBANK, TWEED, HADLEY & MCCLOY                             ALSTON & BIRD LLP
               1 CHASE MANHATTAN PLAZA                                ONE ATLANTIC CENTER
              NEW YORK, NEW YORK 10005                            1201 WEST PEACHTREE STREET
              TELEPHONE: (212) 530-5680                             ATLANTA, GEORGIA 30309
                                                                   TELEPHONE: (404) 881-7000


                            ------------------------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective and the effective time of the merger (the "Merger") of GFHP Acquisition Corp. ("Acquisition Corp."), a wholly-owned subsidiary of Graham-Field Health Products, Inc. ("Graham-Field" or "Registrant"), with and into Fuqua Enterprises, Inc. ("Fuqua") pursuant to the Agreement and Plan of Merger, dated as of September 5, 1997, as amended as of September 29, 1997 (the "Merger Agreement"), by and among Graham-Field, Fuqua and Acquisition Corp., as described in the enclosed Proxy Statement/Consent Solicitation
Statement/Prospectus included as Part I of this Registration Statement.



     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.
                              400 RABRO DRIVE EAST
                           HAUPPAUGE, NEW YORK 11788

                                                               December 19, 1997

Dear Fellow Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Graham-Field Health Products, Inc. to be held on December 30, 1997 at the offices of Milbank, Tweed, Hadley & McCloy, Conference Room 54C, 1 Chase Manhattan Plaza, New York, New York. The Special Meeting will start at 11:00 a.m., local time.

     At this important meeting, you will be asked to vote upon the approval of a proposal relating to the issuance of shares of Graham-Field common stock pursuant to an Agreement and Plan of Merger, as amended, providing for the acquisition by Graham-Field of Fuqua Enterprises, Inc.

     In the Merger, the holders of Fuqua common stock will receive 2.1 shares of Graham-Field common stock in exchange for each share of Fuqua common stock owned by them. This exchange ratio is subject to downward adjustment in the event that the average daily closing price of Graham-Field common stock for the 10 consecutive New York Stock Exchange trading days ending on the second trading day immediately preceding the date of the Merger exceeds $17.6190 and to upward adjustment in the event that such average stock price falls below $13.5714. In the event that the average stock price of the Graham-Field common stock exceeds $17.6190, the number of shares of Graham-Field common stock to be issued in exchange for each share of Fuqua common stock will be reduced from 2.1 to a number of shares which, when multiplied by the average stock price, equals $37.00. Similarly, in the event the average stock price of the Graham-Field common stock is less than $13.5714, the number of shares of Graham-Field common stock to be issued in exchange for each share of Fuqua common stock will be increased from 2.1 to a number of shares which, when multiplied by the average stock price, equals $28.50. Accordingly, Fuqua stockholders are assured of receiving Graham-Field common stock valued at not less than $28.50 nor more than $37.00 in exchange for each share of Fuqua common stock.

     As is more fully described in the attached Proxy Statement/Consent Solicitation Statement/Prospectus, certain principal stockholders of Fuqua, including members of the Fuqua family, who collectively own approximately 46% of the outstanding Fuqua common stock, have agreed to vote or to execute written consents with respect to all of their shares of Fuqua common stock in favor of approval of the Merger and adoption of the Merger Agreement and all transactions contemplated thereby. Following the Merger, members of the Fuqua family and related entities will be entitled to nominate one director to the Board of Directors of Graham-Field. In addition, our largest stockholders, affiliates of Brierley Investments, Ltd., which own in the aggregate shares of Graham-Field capital stock representing approximately 34% of the voting power of all Graham-Field shares, have agreed to vote in favor of each of the proposals to be voted on at the Special Meeting. I have also agreed to vote my shares of Graham-Field common stock, which represent approximately 3% of the voting power of all Graham-Field shares, in favor of each of the proposals.

     The strategic combination of Graham-Field and Fuqua will position Graham-Field as one of the leading suppliers of durable medical products in the healthcare industry. Graham-Field's distribution network and advanced technology systems will provide growth opportunities for Fuqua's proven manufacturing capabilities and well-established product lines. Fuqua will broaden Graham-Field's product line, enhance its manufacturing capabilities and expand its presence with long-term care customers, a virtually untapped marketplace for Graham-Field.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY CONCLUDED THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF GRAHAM-FIELD AND ITS STOCKHOLDERS.

ACCORDINGLY, YOUR BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE ISSUANCE OF SHARES IN THE MERGER.

     In addition, at the Special Meeting you will be asked to vote on a proposal to adopt an amendment to Graham-Field's Incentive Program to increase the number of shares available for grants under the Incentive Program by 1,500,000. However, in the event that the Merger is not consummated for any reason, this proposal will be effected if approved at the Special Meeting. This proposal is also described in detail in the attached Proxy Statement/Consent Solicitation Statement/Prospectus.

     For the Merger to become effective, the issuance of shares in the Merger must be approved by the stockholders of Graham-Field at the Special Meeting. For that reason, it is very important that your shares be represented at the Special Meeting, whether or not you are able to attend in person. ACCORDINGLY, YOU ARE URGED TO VOTE FOR THE SHARE ISSUANCE PROPOSAL AND THE PROPOSAL RELATING TO THE INCENTIVE PROGRAM BY MARKING, SIGNING, DATING AND RETURNING THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE. Your vote is important no matter how many shares you own. ANY REQUESTS FOR ASSISTANCE REGARDING PROXIES AND RELATED MATERIALS MAY BE DIRECTED TO GRAHAM-FIELD'S PROXY SOLICITOR, GEORGESON & COMPANY INC., AT 1-800-223-2064.

     Thank you for your continued support.

                                          On behalf of the Board of Directors,

                                          [/s/ IRWIN SELINGER]

                                          IRWIN SELINGER
                                          Chairman of the Board and
                                          Chief Executive Officer

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.
                              400 RABRO DRIVE EAST
                           HAUPPAUGE, NEW YORK 11788
                                 (516) 582-5900
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON DECEMBER 30, 1997
                            ------------------------

To the Stockholders of
Graham-Field Health Products, Inc.:

     A Special Meeting of Stockholders (together with any adjournments or postponements thereof, the "Special Meeting") of Graham-Field Health Products, Inc., a Delaware corporation ("Graham-Field"), will be held at the offices of Milbank, Tweed, Hadley & McCloy, Conference Room 54C, 1 Chase Manhattan Plaza, New York, New York, on December 30, 1997, commencing at 11:00 a.m., local time, for the following purposes, as more fully described in the accompanying Proxy Statement/Consent Solicitation Statement/ Prospectus:

          1. The Share Issuance Proposal. To approve the issuance of shares of common stock, par value $.025 per share, of Graham-Field ("Graham-Field Common Stock") pursuant to an Agreement and Plan of Merger dated as of September 5, 1997, as amended as of September 29, 1997 (the "Merger Agreement"), by and among Graham-Field, GFHP Acquisition Corp., a wholly-owned subsidiary of Graham-Field ("Acquisition Corp."), and Fuqua Enterprises, Inc. ("Fuqua"), which provides for (i) the merger of Acquisition Corp. with and into Fuqua (the "Merger") and the issuance of
     2.1 shares of Graham-Field Common Stock in exchange for each outstanding share of common stock, par value $2.50 per share, of Fuqua ("Fuqua Common Stock"), representing 9,413,689 shares of Graham-Field Common Stock, subject to adjustment as more fully described in the accompanying Proxy Statement/ Consent Solicitation Statement/Prospectus; and (ii) the issuance of up to 1,199,940 shares of Graham-Field Common Stock in substitution for shares of Fuqua Common Stock upon the exercise of options granted under certain stock option plans of Fuqua which are to be assumed by Graham-Field in accordance with the terms of the Merger Agreement (together with clause
     (i) above, the "Share Issuance Proposal").

          2. The Incentive Program Proposal. To approve an amendment to the Graham-Field Incentive Program to increase the maximum number of shares of Graham-Field Common Stock available under the Incentive Program by 1,500,000 shares (the "Incentive Program Proposal").

          3. The Postponement Proposal. To approve the postponement or adjournment of the Special Meeting for the solicitation of additional votes, if necessary (the "Postponement Proposal").

          4. Other Matters. To consider and vote on such other matters as may properly be presented incident to the conduct of the Special Meeting.

     THE BOARD OF DIRECTORS OF GRAHAM-FIELD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY CONCLUDED THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF GRAHAM-FIELD AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE SHARE ISSUANCE PROPOSAL. THE BOARD ALSO UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE INCENTIVE PROGRAM PROPOSAL AND THE POSTPONEMENT PROPOSAL.

     APPROVAL OF THE INCENTIVE PROGRAM PROPOSAL IS NOT A CONDITION TO GRAHAM-FIELD'S OBLIGATION TO CONSUMMATE THE MERGER. HOWEVER, IN THE EVENT THAT THE MERGER IS NOT CONSUMMATED FOR ANY REASON, THE INCENTIVE PROGRAM PROPOSAL WILL BE EFFECTED IF APPROVED BY THE STOCKHOLDERS AT THE SPECIAL MEETING.

     Holders of record of Graham-Field Common Stock, Graham-Field Series B Cumulative Convertible Preferred Stock and Graham-Field Series C Cumulative Convertible Preferred Stock at the close of business on November 13, 1997, which is the record date for the Special Meeting, are entitled to receive notice of and to vote at the Special Meeting.

     All stockholders are cordially invited to attend the Special Meeting in person. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING. Stockholders who attend the Special Meeting may revoke their proxies and vote their shares in person, if they desire to do so.

                                          By Order of the Board of Directors

                                          [/s/ RICHARD S. KOLODNY]

                                          RICHARD S. KOLODNY
                                          Vice President, General Counsel and
                                          Secretary

Hauppauge, New York
December 19, 1997

THE PROMPT RETURN OF PROXIES WILL SAVE GRAHAM-FIELD THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

                            FUQUA ENTERPRISES, INC.
                              ONE ATLANTIC CENTER
                                   SUITE 5000
                        1201 WEST PEACHTREE STREET, N.W.
                             ATLANTA, GEORGIA 30309

                                                               December 19, 1997

Dear Stockholder:

     The enclosed materials seek your consent to a proposal to approve and adopt an Agreement and Plan of Merger, dated as of September 5, 1997, as amended as of September 29, 1997 (the "Merger Agreement"), by and among Graham-Field Health Products, Inc. ("Graham-Field"), GFHP Acquisition Corp., a wholly-owned subsidiary of Graham-Field ("Acquisition Corp."), and Fuqua, which provides for the merger (the "Merger") of Acquisition Corp. with and into Fuqua. If the proposed Merger is consummated, Fuqua will become a wholly-owned subsidiary of Graham-Field and each outstanding share of common stock, par value $2.50 per share, of Fuqua ("Fuqua Common Stock") will be converted into and exchanged for the right to receive 2.1 shares (adjusted as set forth below, the "Exchange Ratio") of Graham-Field common stock, par value $.025 per share ("Graham-Field Common Stock"), with cash being paid in lieu of any fractional share interest. The Exchange Ratio is subject to downward adjustment in the event that the average of the daily closing prices of Graham-Field Common Stock for the 10 consecutive New York Stock Exchange, Inc. ("NYSE") trading days ending at the close of trading on the second NYSE trading day immediately preceding the date of the Merger exceeds $17.6190 and to upward adjustment in the event that such average stock price falls below $13.5714. In the event that the average stock price of the Graham-Field Common Stock exceeds $17.6190, the number of shares of Graham-Field Common Stock to be issued in exchange for each share of Fuqua Common Stock will be reduced from 2.1 to a number of shares which, when multiplied by the average stock price, equals $37.00. Similarly, in the event that the average stock price of the Graham-Field Common Stock is less than $13.5714, the number of shares of Graham-Field Common Stock to be issued in exchange for each share of Fuqua Common Stock will be increased from 2.1 to a number of shares which, when multiplied by the average stock price, equals $28.50. Accordingly, you are assured of receiving Graham-Field Common Stock valued at not less than $28.50 nor more than $37.00 in exchange for each share of Fuqua Common Stock.

     Adoption of the Merger Agreement requires the consent of the holders of a majority of the shares of Fuqua Common Stock. As is more fully described in the attached Proxy Statement/Consent Solicitation Statement/Prospectus, certain principal stockholders of Fuqua, including members of the Fuqua family, who collectively own approximately 46% of the outstanding Fuqua Common Stock, have agreed to vote or to execute written consents with respect to all of their shares of Fuqua Common Stock in favor of the approval and adoption of the Merger Agreement and all transactions contemplated thereby. Following the Merger, members of the Fuqua family and related entities will be entitled to nominate one director to the Board of Directors of Graham-Field. In addition, persons owning in the aggregate shares of Graham-Field capital stock representing approximately 37% of the voting power of all Graham-Field shares have agreed to vote in favor of the Merger and the other proposals to be voted on at the special meeting of Graham-Field stockholders.

     Enclosed are (i) a Proxy Statement/Consent Solicitation Statement/Prospectus, and (ii) a form of consent. The Proxy Statement/Consent Solicitation Statement/Prospectus describes in more detail the Merger Agreement and the Merger, including a description of the conditions to consummation of the Merger and the effects of the Merger on the rights of Fuqua stockholders, and contains financial and other information about Fuqua and Graham-Field. Please give this information your careful attention.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREIN, AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF FUQUA CONSENT TO THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY EXECUTING AND RETURNING THE ENCLOSED CONSENT.

     In lieu of a special meeting of stockholders of Fuqua, action to approve and adopt the Merger Agreement will be taken by written consent. Regardless of the number of shares of Fuqua Common Stock you own, you should complete, sign, date and return the enclosed consent form promptly in the accompanying prepaid envelope. In order to conduct the consent solicitation in an orderly manner, Fuqua stockholders are urged to return a form of consent by 11:00 a.m., New York City time, on December 30, 1997, or such other date as the Board of Directors of Fuqua may establish. The Merger will be consummated as soon as practicable after consents from stockholders holding a majority of the outstanding Fuqua Common Stock are received by Fuqua and the Merger is approved at the Graham-Field special meeting. YOU ARE URGED, THEREFORE, TO SIGN, DATE AND RETURN THE ENCLOSED CONSENT FORM PROMPTLY.

     PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. IF THE MERGER BECOMES EFFECTIVE, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION. ANY QUESTIONS OR REQUESTS FOR ASSISTANCE REGARDING CONSENTS AND RELATED MATERIALS MAY BE DIRECTED TO FUQUA'S CONSENT SOLICITOR, GEORGESON & COMPANY INC., AT 1-800-223-2064.

                                          Sincerely,

                                          [/s/ J. REX FUQUA]

                                          J. REX FUQUA
                                          Chairman of the Board

                                PROXY STATEMENT

                                       OF

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.
                          FOR A SPECIAL MEETING OF ITS
                            STOCKHOLDERS TO BE HELD
                              ON DECEMBER 30, 1997
                            ------------------------

                            FUQUA ENTERPRISES, INC.
                         CONSENT SOLICITATION STATEMENT
                            ------------------------

                 GRAHAM-FIELD HEALTH PRODUCTS, INC. PROSPECTUS
                            ------------------------

     This Proxy Statement/Consent Solicitation Statement/Prospectus relates to the proposed merger (the "Merger") of GFHP Acquisition Corp. ("Acquisition Corp."), a Delaware corporation wholly owned by Graham-Field Health Products, Inc., a Delaware corporation ("Graham-Field"), with and into Fuqua Enterprises, Inc., a Delaware corporation ("Fuqua"), pursuant to the Agreement and Plan of Merger dated as of September 5, 1997, as amended as of September 29, 1997, by and among Graham-Field, Acquisition Corp. and Fuqua (the "Merger Agreement"), and is being furnished to the stockholders of Graham-Field in connection with the solicitation of proxies by Graham-Field's Board of Directors (the "Graham-Field Board") for use at the Special Meeting of Graham-Field stockholders (together with any adjournment or postponement thereof, the "Graham-Field Special Meeting") to be held on December 30, 1997 at the offices of Milbank, Tweed, Hadley & McCloy, Conference Room 54C, 1 Chase Manhattan Plaza, New York, New York. CERTAIN STOCKHOLDERS OF GRAHAM-FIELD OWNING APPROXIMATELY 37% OF THE VOTING POWER OF ALL OUTSTANDING SHARES OF GRAHAM-FIELD CAPITAL STOCK HAVE AGREED TO VOTE THEIR SHARES IN FAVOR OF THE MERGER AND THE OTHER MATTERS TO BE CONSIDERED AT THE GRAHAM-FIELD SPECIAL MEETING.

     This Proxy Statement/Consent Solicitation Statement/Prospectus is also being furnished to the stockholders of Fuqua in connection with the solicitation of stockholder consents by Fuqua's Board of Directors (the "Fuqua Board") to a proposal to approve and adopt the Merger Agreement. CERTAIN STOCKHOLDERS OF FUQUA OWNING APPROXIMATELY 46% OF THE VOTING POWER OF ALL OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $2.50 PER SHARE, OF FUQUA ("FUQUA COMMON STOCK") HAVE AGREED TO VOTE OR TO EXECUTE WRITTEN CONSENTS WITH RESPECT TO ALL OF THEIR SHARES OF FUQUA COMMON STOCK IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND ALL TRANSACTIONS CONTEMPLATED THEREBY.

     The Merger Agreement provides that, at the time the Merger becomes effective, holders of Fuqua Common Stock will have the right to receive in the Merger, in exchange for each of their issued and outstanding shares of Fuqua Common Stock, 2.1 (as such number may be adjusted downward or upward in accordance with the terms of the Merger Agreement as described below, the "Exchange Ratio") fully paid and nonassessable shares of common stock, par value $.025 per share, of Graham-Field ("Graham-Field Common Stock"). The Exchange Ratio is subject to downward adjustment in the event that the average of the daily closing prices of Graham-Field Common Stock for the 10 consecutive New York Stock Exchange ("NYSE") trading days ending at the close of trading on the second NYSE trading day immediately preceding the date of the Merger (the "Graham-Field Average Stock Price") exceeds $17.6190 (the "Upper Threshold Price") and to upward adjustment in the event that the Graham-Field Average Stock Price falls below $13.5714 (the "Lower Threshold Price"). In the event that the Graham-Field Average Stock Price exceeds the Upper Threshold Price, the number of shares of Graham-Field Common Stock to be issued in exchange for each share of Fuqua Common Stock will be reduced from 2.1 to a number of shares which, when multiplied by the Graham-Field Average Stock Price, equals $37.00. Similarly, in the event that the Graham-Field Average Stock Price is less than the Lower Threshold Price, the number of shares of Graham-Field Common Stock to be issued in exchange for each share of Fuqua Common Stock will be increased from 2.1 to a number of shares which, when multiplied by the Graham-Field Average Stock Price, equals $28.50. Accordingly, Fuqua stockholders are assured of receiving Graham-Field Common Stock valued at not less than $28.50 nor more than $37.00 in exchange for each share of Fuqua Common Stock (see "THE
MERGER -- Conversion of Fuqua Shares in the Merger"). However, because the Graham-Field Average Stock Price will not be finally determined until the second business day prior to completion of the Merger, Fuqua stockholders will not know, at the time they execute a consent with respect to the approval and adoption of the Merger Agreement, the value within this $28.50 to $37.00 range of the shares of Graham-Field Common Stock, or the number of shares of Graham-Field Common Stock, they will receive in the Merger in exchange for each share of Fuqua Common Stock. A Fuqua stockholder wishing to know the precise number of shares of Graham-Field Common Stock to which such stockholder would be entitled at the effective time of the Merger should call Fuqua's consent solicitor, Georgeson & Company Inc., at 1-800-223-2064. Cash will be paid in lieu of fractional shares.
                                               (Continued on inside front cover)

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

 The date of this Proxy Statement/Consent Solicitation Statement/Prospectus is
                               December 19, 1997.

(Continued from cover page)

     The consummation of the Merger is subject, among other things, to (i) the approval by Graham-Field stockholders of the issuances of Graham-Field Common Stock contemplated by the Merger Agreement and (ii) the adoption by Fuqua stockholders of the Merger Agreement.

     Accordingly, at the Graham-Field Special Meeting, Graham-Field stockholders will be asked to adopt a proposal (the "Share Issuance Proposal") approving the issuance of Graham-Field Common Stock (i) in exchange for shares of Fuqua Common Stock converted into Graham-Field Common Stock pursuant to the Merger Agreement and (ii) in substitution for shares of Fuqua Common Stock upon the exercise of options granted under the Vista Resources, Inc. 1989 Stock Option Plan, the Vista Resources, Inc. 1992 Stock Option Plan, the Fuqua Enterprises, Inc. 1995 Long-Term Incentive Plan and the Fuqua Enterprises, Inc. 1995 Stock Option Plan for Outside Directors (collectively, the "Fuqua Stock Option Plans") and outstanding as of the effective time of the Merger (the "Fuqua Stock Options") in accordance with the terms of the Merger Agreement. See "THE MERGER -- Certain Terms of the Merger Agreement -- Fuqua Stock Option Plans." Graham-Field stockholders will also be asked to adopt a proposal to amend Graham-Field's Incentive Program to increase the maximum number of shares of Graham-Field Common Stock available thereunder by 1,500,000 (the "Incentive Program Proposal"). See "AMENDMENT TO GRAHAM-FIELD INCENTIVE PROGRAM." APPROVAL OF THE INCENTIVE PROGRAM PROPOSAL IS NOT A CONDITION TO GRAHAM-FIELD'S OBLIGATION TO CONSUMMATE THE MERGER. HOWEVER, IN THE EVENT THAT THE MERGER IS NOT CONSUMMATED FOR ANY REASON, THE INCENTIVE PROGRAM PROPOSAL WILL BE EFFECTED IF APPROVED BY THE STOCKHOLDERS AT THE GRAHAM-FIELD SPECIAL MEETING. Graham-Field stockholders also will be asked to approve the postponement or adjournment of the Graham-Field Special Meeting for the solicitation of additional votes, if necessary.

     With respect to the solicitation of consents by Fuqua, properly executed, dated and returned consent forms shall be given effect in accordance with the directions thereon. If no direction is indicated, the shares of Fuqua Common Stock represented by such consent form shall be deemed to have consented to the approval and adoption of the Merger Agreement. A Fuqua stockholder who has delivered a consent form may revoke it at any time before unrevoked consents representing the requisite number of shares of Fuqua Common Stock required to approve and adopt the Merger Agreement are delivered by the Fuqua Board to Fuqua. The Fuqua Board presently intends to deliver the written consents immediately following approval of the Merger at the Graham-Field Special Meeting. Consents may be revoked by delivering a written notice of revocation of such consent or by submission of a properly executed later-dated consent form to the Corporate Secretary of Fuqua. Written consents shall only be effective to approve and adopt the Merger Agreement if the number of consents required to approve such corporate action are delivered to Fuqua within 60 days of the date of the earliest consent delivered to Fuqua. In order to conduct the consent solicitation in an orderly manner, Fuqua stockholders are urged to return a form of consent by 11:00 a.m., New York City time, on December 30, 1997, or such other date as the Fuqua Board may establish.

     This Proxy Statement/Consent Solicitation Statement/Prospectus also constitutes a prospectus of Graham-Field, filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to up to 10,613,629 shares of Graham-Field Common Stock, assuming an Exchange Ratio of 2.1, to be issued in exchange for shares of Fuqua Common Stock pursuant to the Merger Agreement as described above.

     SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY BOTH GRAHAM-FIELD STOCKHOLDERS AND FUQUA STOCKHOLDERS.

     SEE "SUMMARY FINANCIAL INFORMATION -- COMPARATIVE MARKET PRICE DATA" FOR INFORMATION RELATING TO RECENT TRADING PRICES OF GRAHAM-FIELD COMMON STOCK AND FUQUA COMMON STOCK.

     This Proxy Statement/Consent Solicitation Statement/Prospectus and the accompanying forms of Proxy and Consent are first being mailed to the stockholders of each of Graham-Field and Fuqua on or about December 19, 1997.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................    5
SUMMARY...............................................................................    6
  The Companies.......................................................................    6
  Risk Factors........................................................................    8
  Graham-Field Special Meeting........................................................   10
  Fuqua Solicitation of Written Consents..............................................   11
  The Merger..........................................................................   12
SUMMARY FINANCIAL INFORMATION.........................................................   20
  Summary Historical Financial Information of Graham-Field............................   20
  Summary Historical Financial Information of Fuqua...................................   24
  Summary Unaudited Pro Forma Combined Condensed Financial Information................   25
  Comparative Per Share Data..........................................................   26
  Comparative Market Price Data.......................................................   28
RISK FACTORS..........................................................................   29
  Risk Factors Relating to Graham-Field...............................................   29
  Risk Factors Relating to Fuqua......................................................   33
  Risk Factors Relating to the Merger.................................................   36
GRAHAM-FIELD SPECIAL MEETING, VOTING AND PROXIES......................................   38
  Introduction........................................................................   38
  Graham-Field Special Meeting........................................................   38
  Graham-Field Proxy Solicitation.....................................................   39
FUQUA SOLICITATION OF WRITTEN CONSENTS................................................   39
  Action by Written Consent; Purpose; Fuqua Record Date...............................   39
  Consents Required...................................................................   40
  Use and Revocation of Consent Forms.................................................   40
  Fuqua Consent Solicitation..........................................................   40
THE MERGER............................................................................   41
  Background of the Merger............................................................   41
  Reasons for the Merger; Recommendations of the Boards of Directors..................   43
  Opinions of Financial Advisors......................................................   47
  Interests of Certain Persons in the Merger..........................................   57
  Conversion of Fuqua Shares in the Merger............................................   60
  Fractional Shares...................................................................   60
  Exchange of Certificates in the Merger..............................................   60
  Certain Terms of the Merger Agreement...............................................   61
  Stockholders Agreement..............................................................   66
  Voting Agreement....................................................................   67
  Registration Rights Agreements......................................................   68
  Regulatory Matters..................................................................   69
  Conduct of Fuqua's Business After the Merger........................................   70
  NYSE Listing........................................................................   70
  Material Federal Income Tax Consequences............................................   70
  Accounting Treatment................................................................   71
  Absence of Appraisal Rights.........................................................   71
  Federal Securities Law Consequences.................................................   71
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION..........................   73
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF GRAHAM-FIELD.....................................................................   88

                                                                                        PAGE
                                                                                        ----
CERTAIN INFORMATION CONCERNING GRAHAM-FIELD...........................................   94
  Business of Graham-Field............................................................   94
  Employees...........................................................................  103
  Properties..........................................................................  104
  Legal Proceedings...................................................................  106
  Management..........................................................................  107
  Security Ownership of Certain Beneficial Owners and Management......................  109
  Compensation Committee Interlocks and Insider Participation.........................  113
  Compensation of Directors...........................................................  113
  Executive Compensation..............................................................  114
  Employment, Termination and Change-in-Control Arrangements and Other Arrangements...  116
  Certain Relationships and Related Transactions......................................  117
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF FUQUA............................................................................  118
CERTAIN INFORMATION CONCERNING FUQUA..................................................  124
  Overview............................................................................  124
  Medical Products Operations.........................................................  124
  Leather Operations..................................................................  126
  Discontinued Operations.............................................................  127
  Employees...........................................................................  128
  Properties..........................................................................  129
  Legal Proceedings...................................................................  130
  Management..........................................................................  131
  Information Concerning the Fuqua Board and its Committees...........................  133
  Fees for Fuqua Directors............................................................  133
  Ownership of Common Stock...........................................................  134
  Executive Compensation and Other Information........................................  136
  Option Grants in Last Fiscal Year...................................................  137
  Option Exercises in Last Fiscal Year................................................  137
  Actions Taken with Respect to Fuqua Stock Option Plans..............................  138
  Employment Contracts, Termination of Employment and Change-in-Control
     Arrangements.....................................................................  138
  Compensation Committee and Interlocks and Insider Participation.....................  138
  Transactions with Management........................................................  138
  Other Matters.......................................................................  139
DESCRIPTION OF GRAHAM-FIELD CAPITAL STOCK.............................................  139
COMPARISON OF STOCKHOLDER RIGHTS......................................................  141
AMENDMENT TO GRAHAM-FIELD INCENTIVE PROGRAM...........................................  144
STOCKHOLDER PROPOSALS FOR 1998 ANNUAL MEETINGS........................................  148
LEGAL MATTERS.........................................................................  149
EXPERTS...............................................................................  149
INDEX TO FINANCIAL STATEMENTS.........................................................  F-1
ANNEX A         Agreement and Plan of Merger
ANNEX B         Stockholders Agreement
ANNEX C         Voting Agreement
ANNEX D         Fuqua Family Stockholders Registration Rights Agreement
ANNEX E         Minotto Registration Rights Agreement
ANNEX F         Non-Competition Agreement
ANNEX G         Opinion of Smith Barney Inc.
ANNEX H         Opinion of Donaldson, Lufkin & Jenrette Securities Corporation

                             AVAILABLE INFORMATION

     Each of Graham-Field and Fuqua is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed with the SEC are available for inspection and copying at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web site (http://www.sec.gov.) that contains reports, proxy and information statements and other information filed electronically by Graham-Field and Fuqua with the SEC through its Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. The Graham-Field Common Stock and Fuqua Common Stock are both listed on the NYSE, and as such, the periodic reports, proxy statements and other information filed by Graham-Field and Fuqua with the SEC can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Proxy Statement/Consent Solicitation Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Consent Solicitation Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such contract or other document so filed, each such statement being qualified in all respects by such reference.
                            ------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER GRAHAM-FIELD OR FUQUA. THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY OR CONSENT, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY OR CONSENT SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS.
                            ------------------------

     All information herein with respect to Graham-Field has been furnished by Graham-Field, and all information herein with respect to Fuqua has been furnished by Fuqua.

                                    SUMMARY

     The following is a summary of certain matters discussed elsewhere in this Proxy Statement/Consent Solicitation Statement/Prospectus. This summary sets forth all material elements of such matters but does not purport to be complete and is qualified in its entirety by reference to the more detailed information appearing in this Proxy Statement/Consent Solicitation Statement/Prospectus and the Annexes hereto. Stockholders are urged to read this Proxy Statement/Consent Solicitation Statement/Prospectus and the Annexes hereto in their entirety. As used herein, unless the context otherwise clearly requires, the term "Graham-Field" refers to Graham-Field Health Products, Inc. and its consolidated subsidiaries, and the term "Fuqua" refers to Fuqua Enterprises, Inc. and its consolidated subsidiaries.

     CERTAIN OF THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS MAY CONSTITUTE FORWARD-LOOKING STATEMENTS (AS SUCH TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995), INCLUDING STATEMENTS AS TO THE BENEFITS AND SYNERGIES EXPECTED TO BE REALIZED AS A RESULT OF THE MERGER AND AS TO FUTURE FINANCIAL PERFORMANCE AND THE ANALYSES USED BY THE FINANCIAL ADVISORS TO GRAHAM-FIELD AND FUQUA. SEE "THE
MERGER -- REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS" AND "-- OPINIONS OF FINANCIAL ADVISORS" AND "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION." WHEN USED IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF GRAHAM-FIELD OR FUQUA WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING THOSE DISCUSSED UNDER "RISK FACTORS." READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. NEITHER GRAHAM-FIELD NOR FUQUA UNDERTAKES ANY OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                 THE COMPANIES

GRAHAM-FIELD

     Graham-Field manufactures, markets and distributes medical, surgical and a broad range of other healthcare products targeting the home healthcare and medical/surgical markets through a network of approximately 18,500 dealers and other customers in North America. Graham-Field also markets and distributes products throughout Europe, Central and South America, and Asia. In November 1996, Graham-Field completed the acquisition of Everest & Jennings International Ltd. ("Everest & Jennings"), a major manufacturer and distributor of a broad line of wheelchairs and a distributor of homecare beds.

     Graham-Field's strategic business objective is to become the leading provider of medical products to the rapidly growing home healthcare and medical/surgical markets and, through the acquisition of Fuqua, to the long-term care market by offering a comprehensive product line, single-source purchasing and technologically advanced, cost-effective delivery systems. The cornerstone of Graham-Field's sales and marketing strategy is Graham-Field's Consolidation Advantage Program ("C.A.P."). Through C.A.P., Graham-Field strives to become the most efficient and reliable low-cost provider of medical products by offering Graham-Field's customers the ability to reduce their operating costs significantly by consolidating the purchasing of multiple product lines through a single source. Graham-Field's sales and marketing representatives consult with its customers to identify the cost efficiencies and savings that can be derived from purchasing all of their product needs through Graham-Field. By consolidating the purchase of multiple products through a single source, Graham-Field's customers significantly reduce their operating costs associated with the purchasing process, including the reduction of delivery expenses, administrative costs and other expenses. Graham-Field believes that its C.A.P. program significantly improves the level of service to its customers by streamlining the purchasing process, decreasing order turnaround time, reducing delivery expenses, and providing inventory on demand.

     Graham-Field markets and distributes approximately 30,000 products under its own brand names and under suppliers' names throughout the world. Graham-Field maintains manufacturing and distribution facilities in the United States, Canada, Mexico and Puerto Rico. Graham-Field continuously seeks to expand its product lines by increasing the number of distributorship agreements with suppliers, forming strategic alliances and acquiring other companies and product lines. Graham-Field's products are marketed to approximately 18,500 customers, principally hospital, nursing home, physician and home healthcare dealers, and healthcare product wholesalers and retailers, including drug stores, catalog companies, pharmacies and home-shopping related businesses.

     Graham-Field's principal products and product lines include durable medical equipment (such as wheelchairs, homecare beds, ambulatory aids, bathroom and safety equipment, and power wheelchair seating systems), sphygmomanometers (blood pressure measuring devices), stethoscopes, ECG instruments, electronic thermometers, infrared heat treatment devices, adult incontinence products, nutritional supplements, specialty cushions and mattresses for the treatment and prevention of pressure sores, medicated and rubber elastic bandages, respiratory equipment and supplies, urologicals, ostomy products, wound care products, infection control products, first aid supplies, laboratory supplies, antiseptics, topical anesthetics and sterile disposable medical products. By offering a wide range of products from a single source, Graham-Field enables its customers to reduce purchasing costs, including transaction, freight and inventory expenses.

     The mailing address of the principal executive offices of Graham-Field is 400 Rabro Drive East, Hauppauge, New York 11788, and its telephone number at that address is (516) 582-5900.

ACQUISITION CORP.

     Acquisition Corp. is a wholly-owned subsidiary of Graham-Field organized to effect the Merger. The mailing address of the principal executive office of Acquisition Corp. is 400 Rabro Drive East, Hauppauge, New York 11788, and its telephone number at that address is (516) 582-5900.

FUQUA

     Fuqua, through its subsidiaries, is a manufacturer of a variety of medical products for the acute, long-term and home healthcare markets (the "Medical Products Operations"). The Medical Products Operations were formed through the acquisition of three businesses: Basic American Medical Products, Inc. ("Basic"), a manufacturer and supplier of beds and patient room furnishings to the long-term care industry; the medical products operations of Lumex Medical Products, Inc. (the "Lumex Division"), a manufacturer and supplier of patient aids, specialty seating products, bathroom safety products and durable medical products to the home healthcare industry; and Prism Enterprises, Inc. ("Prism"), which produces heat and cold packs as well as obstetrical vacuum pumps. Fuqua also produces a broad line of leathers that are sold to manufacturers of shoes, handbags, personal leather goods and furniture in both the United States and foreign markets (the "Leather Operations"). The Medical Products Operations had net sales of $77.3 million in the nine-month period ended September 30, 1997 which represented 43.3% of Fuqua's total net sales. The Leather Operations had net sales of $101.4 million in the nine-month period ended September 30, 1997 which represented 56.7% of Fuqua's total net sales.

     The Medical Products Operations manufacture home care beds at facilities located in the United States which are sold principally through independent dealers and distributors. The Medical Products Operations manufacture, as well as import and assemble, specialty seating products, wheelchairs, patient aids, bathroom safety and mobility products for the healthcare markets. The Medical Products Operations' sales are principally to customers within the United States.

     The Leather Operations are conducted through Irving Tanning Company ("Irving") and its subsidiaries. In March 1996, Fuqua entered into a joint venture in the People's Republic of China which produces leather in China and markets the products throughout China and Southeast Asia. Tanned leathers are manufactured in a wide variety of textures, colors and styles. Products are manufactured to customers' orders which avoids the necessity of maintaining a large inventory of finished goods. The Leather Operations sell directly to manufacturers, using independent agents and their own sales force.

     The mailing address of the principal executive offices of Fuqua is One Atlantic Center, Suite 5000, 1201 West Peachtree Street, N.W., Atlanta, Georgia 30309, and its telephone number is (404) 815-2000.

                                  RISK FACTORS

     The Merger involves various risks that should be considered by stockholders of Graham-Field before submitting a proxy for, or voting in person at, the Graham-Field Special Meeting or by stockholders of Fuqua before executing a written consent with respect to the approval and adoption of the Merger Agreement and consummation of the transactions contemplated therein, including:

          (a) with respect to Graham-Field, that:

             (i) BIL (Far East Holdings) Limited and BIL Securities (Offshore) Ltd. (together, with their affiliates, "BIL"), control approximately 34% of Graham-Field's capital stock and may purchase in the open market an aggregate of up to 49% of the voting power of Graham-Field's capital stock, which could discourage a third party from seeking, and make it difficult for a third party, to acquire control of Graham-Field without the consent of BIL;

             (ii) Graham-Field has historically pursued and intends to continue to pursue a strategy of growth through acquisitions and joint ventures which involves numerous risks, including those risks associated with entering new geographic or product markets, assuming undisclosed liabilities and integrating the operational aspects of acquired businesses and product lines;

             (iii) the medical device industry is characterized by intense competition which, among other things, could result in price reductions by Graham-Field and industry consolidation among medical/surgical supply distributors, some of whom are significant customers of Graham-Field, thereby resulting in the loss of such customers by Graham-Field; is subject to regulation by the Federal Food and Drug Administration (the "FDA"); and relies on the establishment and maintenance of patent protection for proprietary technologies, products and processes;

             (iv) Everest and Jennings' business is heavily dependent on its maintenance of two key supply contracts either of which, if terminated or not renewed, could result in a material adverse effect on Graham-Field's business and financial condition;

             (v) Graham-Field's sales and collection of receivables are dependent upon governmental and private insurer reimbursement policies, which are subject to modification at any time;

             (vi) the sale, manufacture and distribution of healthcare products involve an inherent risk of product liability claims and related adverse publicity, and there can be no assurance that Graham-Field will not become subject to a significant number of such claims;

             (vii) the success of Graham-Field is dependent upon the continued services and management of its Chief Executive Officer, Irwin Selinger, and other executive officers;

             (viii) Graham-Field has indebtedness which is substantial in relation to its stockholders' equity, which could have important consequences to Graham-Field stockholders, including requiring that a substantial portion of cash flow from operations be dedicated to debt service and impairing Graham-Field's ability to obtain additional financing in the future; and

             (ix) Graham-Field's bank credit facility and the indenture relating to its Senior Subordinated Notes due 2007 contain certain restrictive covenants that, among other things, limit Graham-Field's ability to incur indebtedness, make investments, sell assets and engage in mergers and consolidations (see "RISK FACTORS -- Risk Factors Relating to Graham-Field");

          (b) with respect to Fuqua, that:

             (i) the medical device industry is characterized by intense competition which, among other things, could result in price reductions by Fuqua and industry consolidation among medical/surgical supply distributors, some of whom are significant customers of Fuqua, thereby resulting in the loss of such customers by Fuqua; is subject to regulation by the FDA; and relies on the establishment and maintenance of patent protection for proprietary technologies, products and processes;

             (ii) Fuqua's Medical Products Operations sales and collection of receivables are dependent upon governmental and private insurer reimbursement policies, which are subject to modification at any time;

             (iii) the sale, manufacture and distribution of healthcare products involve an inherent risk of product liability claims and related adverse publicity and there can be no assurance that Fuqua will not become subject to a significant number of such claims;

             (iv) Fuqua has made acquisitions in the medical products manufacturing industry which place significant demands on Fuqua's management resources;

             (v) Fuqua currently operates two distinct lines of business which could adversely affect Fuqua's ability to compete in either or both businesses, as this requires, among other things, Fuqua's management to divide its attention between two distinct industries;

             (vi) Fuqua's operations are subject to various environmental related risks, including associated costs of compliance;

             (vii) the success of the Leather Operations is dependent upon the continued services and management of the Chief Executive Officer of the Leather Operations, Richard C. Larochelle;

             (viii) the Leather Operations are heavily dependent on the maintenance of two key customers and a decrease in business from, or the loss of, either of such customers could have a material adverse effect on Fuqua's business and results of operation;

             (ix) the leather tanning business is subject to cyclical variations and in previous years some of Fuqua's customers have experienced financial problems that have increased the risk of extending credit to such customers; and

             (x) animal hide prices and availability may fluctuate significantly (see "RISK FACTORS -- Risk Factors Relating to Fuqua"); and

          (c) with respect to the Merger, that:

             (i) there can be no assurance that Graham-Field will be able to successfully integrate, develop and operate the Fuqua businesses following the Merger or that the synergies and cost efficiencies which Graham-Field expects to achieve through the operation of Fuqua as part of a combined entity with Graham-Field will be achieved;

             (ii) the issuance of shares of Graham-Field Common Stock pursuant to the Merger Agreement, representing approximately 27% of the voting power of the Graham-Field capital stock outstanding after giving effect to the Merger, will dilute the voting rights of existing holders of Graham-Field Common Stock;

             (iii) the Exchange Ratio will be automatically adjusted in the event of certain increases or decreases in the Graham-Field Average Stock Price prior to the effective time of the Merger;

             (iv) there can be no assurance that Graham-Field will be able to successfully effect the disposition of the Leather Operations following consummation of the Merger as currently planned (see "RISK
        FACTORS -- Risk Factors Relating to the Merger"); and

             (v) there can be no assurance that Graham-Field's current allocation of the purchase price to be paid in the Merger among Fuqua's assets and liabilities may be adversely adjusted based on fair value appraisals to be conducted by Graham-Field following the Merger.

                          GRAHAM-FIELD SPECIAL MEETING

     The Graham-Field Special Meeting will be held on December 30, 1997, at the offices of Milbank, Tweed, Hadley & McCloy, Conference Room 54C, 1 Chase Manhattan Plaza, New York, New York commencing at 11:00 a.m., local time. The holders of record of shares of Graham-Field Common Stock, Graham-Field Series B Cumulative Convertible Preferred Stock (the "Graham-Field Series B Preferred Stock") and Graham-Field Series C Cumulative Convertible Preferred Stock (the "Graham-Field Series C Preferred Stock") at the close of business on November 13, 1997 (the "Graham-Field Record Date") are entitled to notice of and to vote at the Graham-Field Special Meeting.

     At the Graham-Field Special Meeting, Graham-Field stockholders will be asked to consider and vote on the following:

          (1) a proposal to approve the issuance of Graham-Field Common Stock
     (i) in exchange for shares of Fuqua Common Stock to be converted into Graham-Field Common Stock pursuant to the Merger Agreement and (ii) in substitution for shares of Fuqua Common Stock upon the exercise of options granted under the Fuqua Stock Option Plans outstanding as of the effective time of the Merger in accordance with the terms of the Merger Agreement (the "Share Issuance Proposal");

          (2) a proposal to amend Graham-Field's Incentive Program (the "Incentive Program") to increase the maximum number of shares of Graham-Field Common Stock available thereunder by 1,500,000 shares (the "Incentive Program Proposal");

          (3) a proposal to approve the postponement or adjournment of the Graham-Field Special Meeting for the solicitation of additional votes, if necessary (the "Postponement Proposal" and, together with the Share Issuance Proposal and the Incentive Program Proposal, the "Proposals"); and

          (4) such other matters as may properly be presented incident to the conduct of the Graham-Field Special Meeting.

     Approval of the Share Issuance Proposal and the Incentive Program Proposal by Graham-Field stockholders is required by the rules of the NYSE for corporations, such as Graham-Field, whose shares are listed for trading thereon.

     With respect to each of the Proposals, each of the 21,138,255 shares of Graham-Field Common Stock outstanding on the Graham-Field Record Date will be entitled to one vote, the shares of Graham-Field Series B Preferred Stock will collectively be entitled to 3,935,483 votes, the shares of Graham-Field Series C Preferred Stock will collectively be entitled to 500,000 votes and the holders of Graham-Field Common Stock, Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock will vote as a single class. The affirmative vote of a majority of the votes cast at the Graham-Field Special Meeting is required to approve each of the Proposals. Accordingly, abstentions will have the effect of a vote against each of the Proposals and broker non-votes will have no effect in determining whether any of the Proposals has received the requisite number of affirmative votes by Graham-Field stockholders.

     BIL and Irwin Selinger, the Chairman of the Board and Chief Executive Officer of Graham-Field ("Mr. Selinger"), who collectively own shares representing approximately 37% of the voting power of the outstanding shares of Graham-Field capital stock, have agreed with J. B. Fuqua, Vice Chairman of the Board of Fuqua, his son J. Rex Fuqua, Chairman of the Board of Fuqua, Fuqua Holdings -- I, L.P., the Jennifer Calhoun Fuqua Trust, The Lauren Brooks Fuqua Trust and The J. B. Fuqua Foundation, Inc. (collectively, the "Fuqua Family Stockholders") to vote such shares for the adoption of the Share Issuance Proposal and have indicated their intention to vote their shares in favor of the adoption of each of the other Proposals. The other directors and executive officers of Graham-Field and their affiliates own beneficially (excluding unexercised options) less than one percent of the voting power of the outstanding shares of Graham-Field capital stock entitled to vote at the Graham-Field Special Meeting. These directors and executive officers have indicated their intention to vote such shares for the adoption of each of the Proposals.

     APPROVAL OF THE INCENTIVE PROGRAM PROPOSAL IS NOT A CONDITION TO GRAHAM-FIELD'S OBLIGATION TO CONSUMMATE THE MERGER. HOWEVER, IN THE EVENT THAT THE MERGER IS NOT CONSUMMATED FOR ANY REASON, THE INCENTIVE PROGRAM PROPOSAL WILL BE EFFECTED IF APPROVED BY THE STOCKHOLDERS AT THE GRAHAM-FIELD SPECIAL MEETING.

     See "GRAHAM-FIELD SPECIAL MEETING, VOTING AND PROXIES," "THE MERGER -- Stockholders Agreement" and "CERTAIN INFORMATION CONCERNING GRAHAM-FIELD -- Security Ownership of Certain Beneficial Owners and Management."

                     FUQUA SOLICITATION OF WRITTEN CONSENTS

     In lieu of calling a special meeting, the Fuqua Board is requesting that the stockholders of Fuqua approve and adopt the Merger Agreement pursuant to this Proxy Statement/Consent Solicitation Statement/Prospectus, by execution and delivery to Fuqua of written consents. As a result of the Merger, Fuqua will become a wholly-owned subsidiary of Graham-Field.

     The Fuqua Board has fixed the close of business on December 9, 1997, as the date for the determination of stockholders entitled to consent to the proposal to approve and adopt the Merger Agreement (the "Fuqua Record Date").

     Written consents from the holders of a majority of the shares of Fuqua Common Stock outstanding on the Fuqua Record Date are required to approve and adopt the Merger Agreement. Only stockholders of record at the close of business on the Fuqua Record Date are entitled to consent to the proposal to approve and adopt the Merger Agreement. As of the Fuqua Record Date, 4,482,709 shares of Fuqua Common Stock were issued and outstanding and entitled to consent to the proposal to approve and adopt the Merger Agreement. In order to conduct the consent solicitation in an orderly manner, Fuqua stockholders are urged to return a form of consent by 11:00 a.m., New York City time, on December 30, 1997, or such other date as the Fuqua Board may establish. See "FUQUA SOLICITATION OF WRITTEN CONSENTS -- Consents Required."

     The consent of the holders of shares of Fuqua Common Stock representing a majority of the total number of the outstanding shares of Fuqua Common Stock is required to approve and adopt the Merger Agreement. Accordingly, abstentions and broker non-votes will have the effect of a vote against approval and adoption of the Merger Agreement. FUQUA STOCKHOLDERS WHO FAIL TO PROPERLY EXECUTE AND RETURN A CONSENT FORM WITH RESPECT TO THEIR SHARES OF FUQUA COMMON STOCK WILL IN EFFECT BE VOTING AGAINST THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     CERTAIN STOCKHOLDERS OF FUQUA, INCLUDING THE FUQUA FAMILY STOCKHOLDERS, OWNING APPROXIMATELY 46% OF THE OUTSTANDING SHARES OF FUQUA COMMON STOCK HAVE AGREED WITH GRAHAM-FIELD TO VOTE OR TO EXECUTE WRITTEN CONSENTS WITH RESPECT TO ALL OF THEIR SHARES OF FUQUA COMMON STOCK IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. THE OTHER DIRECTORS AND EXECUTIVE OFFICERS OF FUQUA AND THEIR AFFILIATES OWN BENEFICIALLY (EXCLUDING UNEXERCISED OPTIONS) LESS THAN ONE PERCENT OF THE OUTSTANDING SHARES OF FUQUA COMMON STOCK. THESE DIRECTORS AND EXECUTIVE OFFICERS HAVE INDICATED THEIR INTENTION TO EXECUTE WRITTEN CONSENTS WITH RESPECT TO SUCH SHARES IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     See "FUQUA SOLICITATION OF WRITTEN CONSENTS," "THE MERGER -- Stockholders Agreement," "THE MERGER -- Voting Agreement" and "CERTAIN INFORMATION CONCERNING FUQUA -- Management" and "-- Ownership of Common Stock."

                                   THE MERGER

GENERAL

     If the Share Issuance Proposal is approved by the requisite vote of Graham-Field stockholders at the Graham-Field Special Meeting, the Merger Agreement is approved by the Fuqua stockholders and the other conditions to the Merger are satisfied or waived (where permissible), the Merger will be consummated and become effective at the time at which a Certificate of Merger meeting the requirements of Section 251 of the General Corporation Law of the State of Delaware (the "DGCL") is delivered to the Secretary of State of Delaware for filing (the time of such filing being the "Effective Time" and the day of such filing being the "Effective Date"). It is expected that the Effective Time will be promptly following completion of the Graham-Field Special Meeting and the date the Fuqua stockholders approve the Merger. At the Effective Time, Acquisition Corp. will be merged with and into Fuqua and Fuqua will survive the Merger as a wholly-owned subsidiary of Graham-Field. Following consummation of the Merger, Fuqua's name will be changed to "Lumex/Basic American Holdings, Inc."

CONVERSION OF FUQUA SHARES IN THE MERGER; FRACTIONAL SHARES

     In the Merger, each issued and outstanding share of Fuqua Common Stock will be converted into the right to receive 2.1 (as such number may be adjusted downward or upward in accordance with the terms of the Merger Agreement as described below, the "Exchange Ratio") fully paid and nonassessable shares of Graham-Field Common Stock. Notwithstanding the foregoing, the Exchange Ratio is subject to downward adjustment in the event that the Graham-Field Average Stock Price exceeds the Upper Threshold Price of $17.6190, and to upward adjustment in the event that the Graham-Field Average Stock Price falls below the Lower Threshold Price of $13.5714. In the event that the Graham-Field Average Stock Price exceeds the Upper Threshold Price, the number of shares of Graham-Field Common Stock to be issued in exchange for each share of Fuqua Common Stock will be reduced from 2.1 to a number of shares which, when multiplied by the Graham-Field Average Stock Price, equals $37.00. Similarly, in the event that the Graham-Field Average Stock Price is less than the Lower Threshold Price, the number of shares of Graham-Field Common Stock to be issued in exchange for each share of Fuqua Common Stock will be increased from 2.1 to a number of shares which, when multiplied by the Graham-Field Average Stock Price, equals $28.50. Accordingly, the number of shares of Graham-Field Common Stock to be issued in the Merger will increase without limit if and to the extent that the Graham Field Average Stock Price falls below the Lower Threshold Price and will decrease without limit if and to the extent that the Graham-Field Average Stock Price rises above the Upper Threshold Price. Fuqua stockholders are in any event assured of receiving shares of Graham-Field Common Stock valued at not less than $28.50 nor more than $37.00 in exchange for each share of Fuqua Common Stock. See "THE MERGER -- Conversion of Fuqua Shares in the Merger." However, because the Graham-Field Average Stock Price will not be finally determined until the second business day prior to completion of the Merger, Fuqua stockholders will not know, at the time they execute a consent with respect to the Merger Agreement, the value within this $28.50 to $37.00 range of the shares of Graham-Field Common Stock, or the number of shares of Graham-Field Common Stock, they will receive in the Merger in exchange for each share of Fuqua Common Stock.

     The following table sets forth the number of shares of Graham-Field Common Stock for which each share of Fuqua Common Stock will be exchanged in the Merger if the Graham-Field Average Stock Price is (i) at a price below the Lower Threshold Price (for illustrative purposes only, $12.00), (ii) at the Lower Threshold Price ($13.5714), (iii) at the midpoint between the Lower Threshold Price and the Upper Threshold Price ($15.60), (iv) at the Upper Threshold Price ($17.6190) and (v) above the Upper Threshold Price (for illustrative purposes only, $19.00):

                                  NUMBER OF
                                  SHARES OF
    GRAHAM-FIELD                GRAHAM-FIELD
AVERAGE STOCK PRICE             COMMON STOCK
--------------------            -------------
      $12.0000                      2.375
      $13.5714                       2.1
      $15.6000                       2.1
      $17.6190                       2.1
      $19.0000                      1.947

As stated above, the number of shares to be issued in the Merger will increase without limit to the extent that the Graham-Field Average Stock Price falls below the Lower Threshold Price and will decrease without limit to the extent such price rises above the Upper Threshold Price. Accordingly, the maximum and minimum number of shares of Graham-Field Common Stock issuable in the Merger cannot be quantified at this time. Assuming that the final Exchange Ratio is 2.1, the maximum number of shares that Graham-Field will issue in the Merger is 10,613,629, which includes a maximum of 1,199,940 shares issuable upon the exercise of Fuqua Stock Options following the effective time of the Merger.

     Based on the foregoing, the aggregate dollar value of the consideration (excluding approximately $58,500,000 of indebtedness of Fuqua that will remain outstanding immediately following the effective time of the Merger and the issuance of shares of Graham-Field Common Stock in substitution for shares of Fuqua Common Stock upon the exercise of Fuqua Stock Options) that Graham-Field will pay in the Merger will not be less than $127,756,693 nor greater than $165,859,786.

     Upon consummation of the Merger, all outstanding shares of Fuqua Common Stock will cease to be outstanding and will be converted into the right to receive shares of Graham-Field Common Stock, without interest, in accordance with the terms of the Merger Agreement. Fractional shares of Graham-Field Common Stock will not be issued in connection with the Merger and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Graham-Field. Pursuant to the Merger Agreement, such fractional shares will be aggregated and sold by an exchange agent, as agent for the holders of Fuqua Common Stock (the "Exchange Agent"), at the then prevailing prices on the NYSE. The net proceeds of such sales will be held by the Exchange Agent in a trust for the holders of Fuqua Common Stock entitled to receive such fractional share interests and distributed proportionately to such holders. See "THE MERGER -- Fractional Shares."

BACKGROUND OF THE MERGER

     Representatives of Graham-Field and Fuqua began discussions of the potential acquisition of the Medical Products Operations by Graham-Field on March 26, 1997. These discussions turned to a discussion of the acquisition of Fuqua as a whole and continued throughout the summer. The parties entered into a confidentiality agreement dated June 20, 1997 and, on July 25, 1997, Graham-Field submitted a preliminary indication of interest for the acquisition of Fuqua. Following completion of the parties' mutual due diligence investigations and further negotiations, the signing of the Merger Agreement and related documentation were publicly announced on September 8, 1997 following approval of the Merger and the related documentation by the Graham-Field Board and the Fuqua Board and the issuance of fairness opinions by their respective financial advisors. For a further description of the negotiations leading up to the execution of the Merger Agreement and related matters, see "THE
MERGER -- Background of the Merger."

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     THE GRAHAM-FIELD BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS UNANIMOUSLY CONCLUDED THAT ITS TERMS ARE FAIR TO AND IN THE BEST INTERESTS OF GRAHAM-FIELD AND ITS STOCKHOLDERS. THE GRAHAM-FIELD BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE SHARE ISSUANCE PROPOSAL.

     The Graham-Field Board considered, among other things, the following factors in reaching its decision to recommend and approve the Merger Agreement:
(i) the judgment, advice and analyses of Graham-Field management; (ii) the respective financial condition, results of operation and cash flows of Graham-Field and Fuqua; (iii) historical market prices of Graham-Field Common Stock and Fuqua Common Stock; (iv) the strategic benefits that can be derived from the Merger including, among other things, the belief that (A) significant synergies can be created by combining Graham-Field's distribution network and advanced technology with Fuqua's product lines and research and development capabilities, (B) Fuqua is a leading supplier of many of its product lines, (C) integration and cross-selling opportunities between the companies will present significant growth opportunities for Graham-Field and (D) the combination will create a stronger and more formidable company with a broader portfolio of products; (v) the determination by the Graham-Field Board that the issuance of Graham-Field Common Stock in the Merger will be accretive to Graham-Field's earnings per share in 1998 on a pro forma basis; (vi) the opinion of Graham-Field's financial advisor, Smith Barney Inc. ("Smith Barney"), as to the fairness of the Exchange Ratio from a financial point of view to Graham-Field; and (vii) the terms and conditions of the Merger Agreement, the Stockholders Agreement and the Voting Agreement. For a more detailed discussion of the factors considered by the Graham-Field Board in reaching its decision, see "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of
Directors -- Graham-Field."

     THE FUQUA BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, AND THE FUQUA BOARD RECOMMENDS THAT FUQUA STOCKHOLDERS CONSENT TO THE MERGER AGREEMENT BY EXECUTING AND RETURNING THE ENCLOSED CONSENT FORM.

     The Fuqua Board considered, among other things, the following factors in reaching its decision to recommend and approve the Merger Agreement: (i) the possible difficulty in realizing the growth potential of the value of the Fuqua Common Stock if Fuqua were to remain independent; (ii) the potential synergies for combining Fuqua and Graham-Field; (iii) discussions with and presentations of Fuqua's financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), with respect to Fuqua's financial condition, and the opinion of DLJ with respect to the fairness from a financial point of view of the Exchange Ratio to the Fuqua stockholders; (iv) the Merger consideration, including the premium represented by the Exchange Ratio, and that the Fuqua Stockholders will receive between $28.50 and $37.00 for each share of Fuqua Common Stock; (v) the absence of available alternative superior transactions;
(vi) the determination that the combination would create a company that would be better positioned to compete in the medical products industry; (vii) the terms and conditions of the Stockholders Agreement and the Voting Agreement; (viii) certain risks associated with Graham-Field and the Merger; and (ix) the receipt of Graham-Field Common Stock would not be taxable for Federal income tax purposes. For a more detailed discussion of the factors considered by the Fuqua Board in reaching its decision, see "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors -- Fuqua."

     STOCKHOLDERS SHOULD BE AWARE THAT CERTAIN FUQUA STOCKHOLDERS AND CERTAIN MEMBERS OF THE FUQUA BOARD AND MANAGEMENT HAVE CERTAIN INTERESTS IN THE MERGER THAT ARE IN ADDITION TO THOSE OF OTHER FUQUA STOCKHOLDERS. SEE "THE
MERGER -- INTERESTS OF CERTAIN PERSONS IN THE MERGER."

OPINIONS OF FINANCIAL ADVISORS

     Graham-Field. Smith Barney has acted as financial advisor to Graham-Field in connection with the Merger and has delivered to the Graham-Field Board a written opinion dated September 5, 1997 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange

Ratio was fair, from a financial point of view, to Graham-Field. The full text of the written opinion of Smith Barney dated September 5, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex G to this Proxy Statement/Consent Solicitation Statement/Prospectus and should be read carefully in its entirety. The opinion of Smith Barney is directed to the Graham-Field Board and relates only to the fairness of the Exchange Ratio from a financial point of view to Graham-Field, does not address any other aspect of the Merger or related transactions and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Graham-Field Special Meeting. For its services in connection with the Merger, Graham-Field has agreed to pay Smith Barney (i) a fee of $500,000 upon the delivery of its opinion with respect to the fairness of the Exchange Ratio from a financial point of view and (ii) an additional fee of $3.3 million contingent upon the completion of the Merger, against which the amount previously paid pursuant to (i) above will be credited. See "THE MERGER -- Opinions of Financial Advisors -- Smith Barney."

     Fuqua. DLJ, the financial advisor to Fuqua, has delivered the written opinion of DLJ dated September 5, 1997 to the Fuqua Board to the effect that, as of the date of and based on, and subject to, the assumptions, limitations and qualifications set forth in, the DLJ opinion, the Exchange Ratio is fair to the holders of Fuqua Common Stock from a financial point of view. DLJ also delivered to the Fuqua Board its opinion as of the date hereof to substantially the same effect. The full text of the written opinion of DLJ dated as of the date hereof is set forth as Annex H to this Proxy Statement/Consent Solicitation Statement/Prospectus and should be read carefully in its entirety for assumptions made, procedures followed, other matters considered and limits of the review by DLJ. Pursuant to a letter agreement between Fuqua and DLJ, DLJ is entitled to (i) a fee of $350,000 for the delivery of its opinion with respect to the fairness of the Exchange Ratio from a financial point of view and a fee of $50,000 for the delivery of each updating opinion and (ii) a fee not to exceed $4,282,000 based upon a Graham-Field Average Stock Price of $17.6190, less the amount previously paid pursuant to (i) above. See "THE
MERGER -- Opinions of Financial Advisors -- DLJ."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Fuqua Board with respect to the Merger Agreement and the transactions contemplated thereby, stockholders should be aware that the Fuqua Family Stockholders and certain other members of the Fuqua Board and management have certain interests with respect to the Merger that are in addition to the interests of the other stockholders of Fuqua, including the following:

          (i) As a result of the transactions contemplated by the Merger Agreement, assuming the Exchange Ratio is 2.1 (and excluding shares issuable upon the exercise of options), the Fuqua Family Stockholders will own shares of Graham-Field Common Stock representing approximately 8.67% of the voting power of all outstanding shares of Graham-Field capital stock and Mr. Gene J. Minotto ("Mr. Minotto"), the President and Chief Executive Officer of Basic, and Minotto Partners, L.P. (together with Mr. Minotto, the "Minotto Stockholders") will own shares of Graham-Field Common Stock representing approximately 3.61% of such voting power. Upon consummation of the Merger, the Fuqua Family Stockholders will be entitled to designate one member of the Graham-Field Board, and Graham-Field has agreed to grant certain registration rights to the Fuqua Family Stockholders and the Minotto Stockholders with respect to their shares of Graham-Field Common Stock.

          (ii) The Fuqua Family Stockholders and the Minotto Stockholders, who together own approximately 46% of the outstanding shares of Fuqua Common Stock, have agreed with Graham-Field to vote or to execute written consents with respect to all of their shares of Fuqua Common Stock in favor of the approval and adoption of the Merger Agreement.

          (iii) Pursuant to the terms of the Merger Agreement, Graham-Field will indemnify the present and former directors of Fuqua from liabilities arising out of actions or omissions arising from their services as directors or officers of Fuqua. The Merger Agreement also contains customary provisions regarding the continuation of directors' and officers' liability insurance.

          (iv) Graham-Field has agreed to provide Fuqua officers and employees with benefits substantially similar to those currently provided by Fuqua.

          (v) The Merger Agreement provides for the continuance of the Fuqua Stock Option Plans after the Effective Time and that each holder of options to purchase shares of Fuqua Common Stock outstanding at the Effective Time will receive, upon exercise of their stock options, substituted shares of Graham-Field Common Stock for shares of Fuqua Common Stock based on the Exchange Ratio.

          (vi) Graham-Field has agreed that, for a period of 12 months after the Effective Date, it shall provide to Fuqua's officers and employees severance benefits in accordance with the policies of either Fuqua or Graham-Field, whichever will provide the greater benefit to the officers and employees.

          (vii) As a result of the consummation of the transactions contemplated by the Merger Agreement, several of Fuqua's executive officers will become entitled to receive certain severance benefits in accordance with the terms of their respective agreements with Fuqua. The total amount of the severance benefits payable to Fuqua's executive officers as a result of the Merger will be approximately $3,100,000.

          (viii) Certain related party contracts and transactions between the Fuqua Family Stockholders and Fuqua will remain in effect following the consummation of the Merger.

          (ix) Certain Fuqua Family Stockholders have agreed to certain restrictions on their use of the Fuqua name following consummation of the Merger pursuant to a non-competition agreement with Graham-Field. In addition, Graham-Field has consented to the sale by Fuqua of all of the outstanding capital stock of Fuqua Industries, Inc., formerly a wholly-owned subsidiary of Fuqua, to a corporation controlled by the Fuqua family. The sole asset of Fuqua Industries, Inc. is the "Fuqua Industries" name and trade mark. The sale price is $2,641.25, which is approximately the same amount that Fuqua paid J.B. Fuqua for the "Fuqua Industries" name and trademark in 1996.

     For more complete information relating to the matters discussed in the preceding paragraphs, see "THE MERGER -- Interests of Certain Persons in the Merger."

CERTAIN TERMS OF THE MERGER AGREEMENT

     The Merger Agreement contains customary representations and warranties of the parties, none of which survive the consummation of the Merger, as well as customary covenants regarding the conduct of the respective businesses of Graham-Field and Fuqua prior to the Effective Time. See "THE MERGER -- Certain Terms of the Merger Agreement -- Representations and Warranties", "-- Conduct of Business of Fuqua Pending the Merger" and "-- Conduct of Business of Graham-Field Pending the Merger." Each party's obligation to consummate the Merger is subject to the satisfaction of customary conditions prior to the Effective Time as set forth in the Merger Agreement, including but not limited to, approval of the Share Issuance Proposal by Graham-Field stockholders, adoption of the Merger Agreement by the Fuqua stockholders, the receipt of necessary regulatory consents, freedom from any legal restraint to the Merger, the accuracy of representations and warranties and performance of covenants contained therein, the expiration or termination of the applicable period under the HSR Act and the delivery to Graham-Field and Fuqua of a written tax opinion from Milbank, Tweed, Hadley & McCloy. The Merger Agreement provides that any or all of these conditions may be waived by Graham-Field or Fuqua except any condition which, if not satisfied, would result in the violation of any law. In the event that any material condition is waived by either party, Graham-Field and Fuqua intend to amend this Proxy Statement/Consent Solicitation Statement/Prospectus as required by applicable law and distribute such amended Proxy Statement/Consent Solicitation Statement/Prospectus or other information which is suitable to comply with any such laws. To the extent required by applicable law, Graham-Field and Fuqua will resolicit stockholder votes or consents and distribute new proxy cards or consent forms if such an event occurs. See "GRAHAM-FIELD SPECIAL MEETING, VOTING AND PROXIES -- Graham-Field Proxy Solicitation" and "FUQUA SOLICITATION OF WRITTEN CONSENTS." See "THE MERGER -- Certain Terms of the Merger Agreement -- Conditions Precedent to the Merger."

     THE MERGER AGREEMENT ALSO CONTAINS PROVISIONS UNDER WHICH FUQUA HAS AGREED TO REFRAIN FROM SOLICITING, ENCOURAGING OR ACCEPTING CERTAIN PROPOSALS TO ACQUIRE FUQUA. SEE "THE MERGER -- CERTAIN TERMS OF THE MERGER AGREEMENT -- NO SOLICITATION."

     The Merger Agreement may be terminated before the consummation of the Merger by either Graham-Field or Fuqua under various circumstances, including the failure to consummate the Merger on or before March 31, 1998. See "THE MERGER -- Certain Terms of the Merger Agreement -- Termination."

STOCKHOLDERS AGREEMENT

     In connection with the execution of the Merger Agreement, the Fuqua Family Stockholders entered into a Stockholders Agreement dated as of September 5, 1997 (the "Stockholders Agreement") with Graham-Field, Mr. Selinger and BIL, pursuant to which, among other things, the Fuqua Family Stockholders have agreed to vote or to execute written consents with respect to all of their shares of Fuqua Common Stock in favor of the adoption of the Merger Agreement and in favor of the Merger, and not to dispose of their shares of Fuqua Common Stock. Similarly, BIL and Mr. Selinger have agreed to vote their shares of Graham-Field Common Stock in favor of the Share Issuance Proposal. In addition, the Fuqua Family Stockholders agreed not to initiate, solicit or encourage, directly or indirectly, any inquiries with respect to any alternative business combination transaction relating to Fuqua or engage in any negotiations concerning any such transaction and to promptly notify Graham-Field of any inquiries or proposed negotiations with respect to any such proposed transaction. Pursuant to the Stockholders Agreement, the Fuqua Family Stockholders will have the right to designate one member of the Graham-Field Board following the Merger, and have agreed to vote their shares of Graham-Field Common Stock in certain situations in accordance with the recommendation of the Graham-Field Board, so long as the Fuqua Family Stockholders beneficially own 5% or more of the voting power of the outstanding capital stock of Graham-Field. The Fuqua Family Stockholders have also agreed, so long as they beneficially own 5% or more of the voting power of the outstanding capital stock of Graham-Field, to certain transfer restrictions on their shares of Graham-Field Common Stock and not to seek to acquire additional ownership of Graham-Field or control of the Graham-Field Board. The Stockholders Agreement will automatically terminate upon a termination of the Merger Agreement in accordance with its terms, upon a change of control of the Graham-Field Board or if the Fuqua Family Stockholders beneficially own less than 5% of the voting power of the outstanding capital stock of Graham-Field. See "THE MERGER -- Stockholders Agreement."

VOTING AGREEMENT

     In connection with the execution of the Merger Agreement, Mr. Minotto entered into a Voting Agreement dated as of September 5, 1997 (the "Voting Agreement") with Graham-Field, pursuant to which, among other things, Mr. Minotto has agreed to vote or to execute a written consent with respect to his shares of Fuqua Common Stock in favor of the approval and adoption of the Merger Agreement, and not to dispose of his shares of Fuqua Common Stock. The Voting Agreement will automatically terminate upon a termination of the Merger Agreement in accordance with its terms. Pursuant to a letter agreement dated November 25, 1997, by and among Graham-Field, Mr. Minotto, and Minotto Partners, L.P., Minotto Partners, L.P. has agreed to be bound by the terms of the Voting Agreement with respect to shares of Fuqua Common Stock transferred to it by Mr. Minotto prior to the Merger. See "THE MERGER -- Voting Agreement."

REGISTRATION RIGHTS AGREEMENTS

     Fuqua Family Stockholders. In connection with the execution of the Merger Agreement, Graham-Field has entered into a registration rights agreement with the Fuqua Family Stockholders (the "Fuqua Family Stockholders Registration Rights Agreement"). Pursuant to the Fuqua Family Stockholders Registration Rights Agreement, the Fuqua Family Stockholders and certain of their transferees will have the right to require Graham-Field to register the sale of shares of Graham-Field Common Stock acquired by the Fuqua Family Stockholders in the Merger, and to participate in other registrations initiated by Graham-Field. Pursuant to the Fuqua Family Stockholders Registration Rights Agreement, Graham-Field will pay the expenses of such registrations; however, the Fuqua Family Stockholders will be responsible for underwriting discounts and commissions. See "THE
MERGER -- Registration Rights Agreements."

     Minotto Stockholders. In connection with the execution of the Merger Agreement, Graham-Field has entered into a Registration Rights Agreement with the Minotto Stockholders (the "Minotto Registration Rights Agreement"). Pursuant to the Minotto Registration Rights Agreement, the Minotto Stockholders and certain of their transferees will have the right to require Graham-Field to register the sale of shares of Graham-Field Common Stock acquired by the Minotto Stockholders in the Merger pursuant to a shelf registration statement. Pursuant to the Minotto Registration Rights Agreement, Graham-Field will pay the expenses of such registration. See "THE MERGER -- Registration Rights Agreements."

REGULATORY MATTERS

     On September 25, 1997, notification and report forms were filed by Graham-Field and Fuqua, respectively, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the Merger Agreement and the transactions contemplated thereby. In addition, on September 29, 1997, Mr. Minotto filed a notification and report form under the HSR Act with respect to his acquisition of Graham-Field Common Stock in the Merger. The waiting period under the HSR Act expired 30 days after each filing. Graham-Field and Fuqua are not aware of any other material regulatory consents, approvals or filings required for the consummation of the Merger or the other transactions contemplated by the Merger Agreement. See "THE MERGER -- Regulatory Matters."

CONDUCT OF FUQUA'S BUSINESS AFTER THE MERGER

     Fuqua will survive the Merger as a wholly-owned subsidiary of Graham-Field and its name will be changed to "Lumex/Basic American Holdings, Inc." Graham-Field intends to dispose of the Leather Operations as soon as reasonably practicable following consummation of the Merger. With respect to the Medical Products Operations, Graham-Field intends to integrate and consolidate certain of the combined entity's manufacturing operations. Fuqua's Prism and Basic operations will continue to operate as stand-alone entities. It is anticipated that the manufacturing facilities of the combined entity will operate through Graham-Field's distribution network. See "THE MERGER -- Conduct of Fuqua's Business After the Merger."

NYSE LISTING

     Pursuant to the Merger Agreement, Graham-Field has agreed to use reasonable efforts to cause the shares of Graham-Field Common Stock to be issued pursuant to the Merger Agreement to be listed for trading on the NYSE. Such authorization for listing is a condition to the obligations of Graham-Field and Fuqua to consummate the Merger. See "THE MERGER -- NYSE Listing."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Graham-Field and Fuqua have received an opinion from Milbank, Tweed, Hadley & McCloy to the effect that (i) the Merger will qualify as a reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), (ii) holders of Fuqua Common Stock will recognize no gain or loss in the Merger on the receipt of shares of Graham-Field Common Stock in exchange for their shares of Fuqua Common Stock, except to the extent that they receive cash in lieu of a fractional share, and (iii) Graham-Field and Fuqua will recognize no gain or loss as a result of the Merger, except for amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Code. See "THE MERGER -- Certain Federal Income Tax Consequences."

     ALL FUQUA STOCKHOLDERS SHOULD READ CAREFULLY THE DISCUSSION IN "THE MERGER -- CERTAIN FEDERAL INCOME TAX CONSEQUENCES" AND ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO SPECIFIC CONSEQUENCES TO THEM OF THE MERGER UNDER FEDERAL, STATE, LOCAL OR ANY OTHER APPLICABLE TAX LAWS.

ACCOUNTING TREATMENT

     The Merger will be accounted for as a "purchase", as such term is used under generally accepted accounting principles. See "THE MERGER -- Accounting Treatment."

ABSENCE OF APPRAISAL RIGHTS

     Under Delaware law, neither holders of shares of Fuqua Common Stock nor holders of shares of any class of Graham-Field capital stock will have appraisal rights with respect to the Merger.

COMPARISON OF STOCKHOLDER RIGHTS

     Upon consummation of the Merger, Fuqua stockholders who become holders of Graham-Field Common Stock will continue to have their rights governed by the laws of the State of Delaware, but will be governed by the certificate of incorporation and bylaws of Graham-Field rather than by the certificate of incorporation and bylaws of Fuqua. Among the differences between the Graham-Field certificate of incorporation and bylaws and the Fuqua certificate of incorporation and bylaws are (i) Fuqua stockholders, unlike Graham-Field stockholders, are permitted to take action by written consent without a meeting by the written consent of the holders of stock having not less than the minimum number of votes necessary to authorize such action at a stockholder meeting;
(ii) the Graham-Field Board is divided into three classes, each of which is elected to a three-year term with a different class standing for election each year, while all Fuqua directors are elected annually; and (iii) Graham-Field, unlike Fuqua, has a stockholder rights plan which, among other things, is triggered by certain persons acquiring more than 15% of the outstanding shares of capital stock of Graham-Field.

                         SUMMARY FINANCIAL INFORMATION

     The information below sets forth summary financial information and summary unaudited pro forma financial information. The summary financial information has been derived from the audited financial statements of Graham-Field and Fuqua for each of the five years in the period ended December 31, 1996 and the unaudited financial statements of Graham-Field and Fuqua for the nine-month periods ended September 30, 1997 and 1996. The following summary financial information should be read in conjunction with the related historical financial statements and notes thereto of Graham-Field and of Fuqua included herein. See "AVAILABLE INFORMATION," "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GRAHAM-FIELD," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FUQUA" AND "INDEX TO FINANCIAL STATEMENTS."

            SUMMARY HISTORICAL FINANCIAL INFORMATION OF GRAHAM-FIELD

     The summary historical financial information of Graham-Field set forth below has been derived from, and should be read in conjunction with, the audited financial statements of Graham-Field for each of the five years in the period ended December 31, 1996, and the unaudited financial statements for the nine-month periods ended September 30, 1997 and 1996. The summary financial data set forth below for the nine-months ended September 30, 1997 and 1996 are derived from unaudited financial statements which, in the opinion of Graham-Field management, contain adjustments necessary for the fair presentation of this information. Results for the nine-months ended September 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GRAHAM-FIELD" and "INDEX TO FINANCIAL STATEMENTS."

                           GRAHAM-FIELD HISTORICAL(1)

                          NINE MONTHS ENDED
                     ----------------------------                     YEAR ENDED DECEMBER 31,
                     SEPTEMBER 30,  SEPTEMBER 30,  -------------------------------------------------------------
                        1997(2)        1996(3)     1996(3)(4)(5)(6)  1995(7)      1994     1993(8)    1992(9)(10)
                     -------------  -------------  ----------------  --------   --------   --------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF
  OPERATIONS DATA:
Net revenues........   $ 190,274      $ 101,211        $143,642      $112,414   $106,026   $101,607    $ 92,397
Income (loss) before
  extraordinary item
  and cumulative
  effect of change
  in accounting
  principle.........   $   8,246      $   2,425        $(11,873)     $  1,047   $ (1,979)  $ (3,037)   $  1,805
Extraordinary
  item..............          --             --            (736)           --         --         --          --
Cumulative effect of
  change in
  accounting
  principle.........          --             --              --            --         --        530          --
                       ---------      ---------       ---------      --------   --------   --------    --------
Net income (loss)...   $   8,246      $   2,425        $(12,609)     $  1,047   $ (1,979)  $ (2,507)   $  1,805
                       =========      =========       =========      ========   ========   ========    ========
BALANCE SHEET DATA:
Total asset:........   $ 293,048      $ 117,144        $207,194      $103,011   $102,454   $ 99,891    $100,043
Working capital.....     115,172         38,041          14,064        35,061     29,389     29,997      33,988
Total long-term
  liabilities,
  excluding current
  portion...........     108,440         18,067           6,535        20,462     22,107     22,719      21,861
Stockholders'
  equity............     136,258         63,957         114,503        60,970     56,152     57,897      59,638

                          NINE MONTHS ENDED
                     ----------------------------                     YEAR ENDED DECEMBER 31,
                     SEPTEMBER 30,  SEPTEMBER 30,  -------------------------------------------------------------
                        1997(2)        1996(3)     1996(3)(4)(5)(6)  1995(7)      1994     1993(8)    1992(9)(10)
                     -------------  -------------  ----------------  --------   --------   --------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
PER COMMON SHARE
  DATA:
Before extraordinary
  item and
  cumulative effect
  of change in
  accounting
  principle.........   $     .32      $     .16        $   (.76)     $    .07   $   (.14)  $   (.22)   $    .13
Extraordinary
  item..............          --             --            (.05)           --         --         --          --
Cumulative effect of
  change in
  accounting
  principle.........          --             --              --            --         --        .04          --
                       ---------      ---------       ---------      --------   --------   --------    --------
Net income (loss)...   $     .32      $     .16        $   (.81)     $    .07   $   (.14)  $   (.18)   $    .13
                       =========      =========       =========      ========   ========   ========    ========
Book value(11)......        4.95           4.21            4.22          4.05       4.03       4.20        4.31
Common dividends
  declared..........          --             --              --            --         --         --          --

---------------
 (1) On August 25, 1997, Graham-Field acquired all of the issued and outstanding shares of Medical Supplies of America, Inc. ("Medapex") in exchange for 983,147 shares of Graham-Field Common Stock. In connection with the acquisition, Graham-Field acquired Medapex's principal corporate headquarters and distribution facility. This transaction was accounted for as a pooling of interests and historical financial statements and information have been restated to reflect this transaction.

 (2) On August 17, 1997, Graham-Field acquired substantially all of the assets and certain liabilities of Medi-Source, Inc., a privately-owned distributor of medical supplies, for $4,500,000 in cash. Graham-Field also entered into a five (5) year non-competition agreement with the previous owner in the aggregate amount of $301,000 payable over the five (5) year period. The acquisition was accounted for as a purchase and, accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of the purchase price over net assets acquired was approximately $3,428,000.

     On June 25, 1997, Graham-Field acquired all of the capital stock of LaBac Systems, Inc., a Colorado corporation ("LaBac"), in a merger transaction. LaBac manufactures and distributes custom power wheelchair seating systems and manual wheelchairs throughout North America. In connection with the acquisition, LaBac became a wholly-owned subsidiary of Graham-Field, and the selling stockholders of LaBac received in the aggregate 772,557 shares of Graham-Field Common Stock valued at $11.77 per share in exchange for all of the issued and outstanding shares of the capital stock of LaBac. Graham-Field also entered into a three year consulting agreement with the selling stockholders and an entity controlled by the selling stockholders, and non-competition agreements with each of the selling stockholders. The acquisition was accounted for as a purchase and, accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over net assets acquired amounted to approximately $6.3 million.

     On March 7, 1997, Everest & Jennings acquired Kuschall of America, Inc. ("Kuschall"), a manufacturer of pediatric wheelchairs, high-performance adult wheelchairs and other rehabilitation products, for a purchase price of $1,510,000, representing the net book value of Kuschall. The purchase price was paid by the issuance of 116,154 shares of Graham-Field Common Stock valued at $13.00 per share. The acquisition was accounted for as a purchase and, accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date.

     On February 28, 1997, a wholly-owned subsidiary of Graham-Field acquired substantially all of the assets and certain liabilities of Motion 2000 Inc. and its wholly-owned subsidiary, Motion 2000 Quebec Inc., for a purchase price equal to Cdn. $2,900,000 (Canadian Dollars) (approximately

     U.S. $2,150,000). The purchase price was paid by the issuance of 187,733 shares of Graham-Field Common Stock valued at U.S.$11.437 per share. The acquisition was accounted for as a purchase and, accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over the net assets acquired amounted to approximately U.S.$1.9 million.

 (3) In March 1996, Graham-Field sold its Gentle Expressions(R) breast pump product line, and recorded a gain of $360,000.

 (4) On November 27, 1996, the Company acquired Everest & Jennings pursuant to the terms and provisions of the Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996 by and among Graham-Field, Everest & Jennings, Everest & Jennings Acquisition Corp., and BIL. The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of Everest & Jennings have been included in Graham-Field's consolidated financial statements since the date of acquisition. The aggregate purchase price of $65.6 million exceeded the estimated net deficiency acquired by approximately $62.7 million. See Note 2 to the Pro Forma Combined Condensed Statements of Operations contained elsewhere in this Proxy Statement/Consent Solicitation Statement/Prospectus for further information concerning the consideration paid by Graham-Field for the acquisition of Everest & Jennings.

     On September 4, 1996, Graham-Field acquired substantially all of the assets of V.C. Medical Distributors Inc. ("V.C. Medical"), a wholesale distributor of medical products in Puerto Rico, for a purchase price consisting of $1,703,829 in cash, and the issuance of 32,787 shares of Graham-Field Common Stock, valued at $7.625 per share. In addition, Graham-Field assumed certain liabilities of V.C. Medical in the amount of $296,721. The acquisition was accounted for as a purchase and, accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over the net assets acquired amounted to approximately $988,000.

 (5) During 1996, Graham-Field recorded charges of $15,800,000 related to the acquisition of Everest & Jennings. The charges included $12,800,000 associated with the write-off of purchased in-process research and development costs and $3,000,000 of merger-related expenses.

 (6) The extraordinary item is related to the early retirement of the indebtedness underlying the John Hancock Mutual Life Insurance Note and Warrant Agreement dated as of March 12, 1992, as amended (the "John Hancock Indebtedness"), and represents a "make-whole" payment and the write-off of unamortized deferred financing costs associated with this indebtedness.

 (7) Effective July 1, 1995, Graham-Field acquired substantially all of the assets and liabilities of National Medical Excess Corp. The acquisition was accounted for under the purchase method of accounting and accordingly, the results of operations are included in the consolidated financial statements of Graham-Field subsequent to that date. The purchase price, including acquisition expenses, was approximately $723,000 in cash, plus the assumption of certain liabilities.

 (8) In February 1992, the FASB issued Statement No. 109, "Accounting for Income Taxes." Graham-Field adopted the provisions of the new standard in its financial statements effective January 1, 1993. The adoption of Statement No. 109 did not affect Graham-Field's pretax loss from operations for the year ended December 31, 1993. The cumulative effect as of January 1, 1993 of adopting Statement No. 109 was a tax benefit of $530,000, or $.04 per share, which is net of allowances of $55,000. This tax benefit is principally attributable to available net operating loss carryforwards and investment, research and development, jobs tax and alternative minimum tax credits which can be used to reduce future tax liabilities.

 (9) On May 28, 1992, Graham-Field acquired substantially all of the operating assets of Diamond Medical Equipment Corp. and National Health Care Equipment Inc. The purchase price consisted of $9,306,000 in cash and the issuance of 210,176 shares of Graham-Field Common Stock. In addition, Graham-Field repaid certain bank indebtedness in the amount of $3,200,000 and assumed certain liabilities. The acquisition was accounted for as a purchase and accordingly, the results of operations are included in the consolidated financial statements of Graham-Field subsequent to that date. On April 27, 1992, Graham-

     Field acquired certain assets and liabilities of the Bandage Division of ConvaTec, a division of E.R. Squibb & Sons, Inc., for $369,000.

(10) The results of operations for 1992 include a reorganization charge relating primarily to the implementation and opening of Graham Field's St. Louis Distribution Facility.

(11) Book value per share was calculated by dividing stockholders' equity (excluding preferred stock equity) at the end of each respective period by the number of common shares outstanding at the end of each such period.

               SUMMARY HISTORICAL FINANCIAL INFORMATION OF FUQUA

     The summary historical financial information of Fuqua set forth below has been derived from, and should be read in conjunction with, the audited financial statements of Fuqua for each of the five years in the period ended December 31, 1996. See the notes to the Audited Consolidated Financial Statements of Fuqua for information on discontinued operations. The summary financial data set forth below for the nine months ended September 30, 1997 and 1996 are derived from unaudited financial statements which, in the opinion of Fuqua's management, contain all adjustments necessary for the fair presentation of this information. Results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FUQUA" and "INDEX TO FINANCIAL STATEMENTS."

                                                         FUQUA HISTORICAL
                             NINE MONTHS ENDED
                       -----------------------------                 YEAR ENDED DECEMBER 31,
                       SEPTEMBER 30,   SEPTEMBER 30,   ----------------------------------------------------
                          1997(1)         1996(2)      1996(2)    1995(3)    1994(4)      1993       1992
                       -------------   -------------   --------   --------   --------   --------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF
  OPERATIONS DATA
  FROM CONTINUING
  OPERATIONS:
Net sales............    $ 178,701       $ 127,053     $181,543   $117,128   $118,011   $105,785   $ 76,226
Income from
  continuing
  operations.........        5,262           5,525        7,273      5,250      5,822      3,775      1,030
BALANCE SHEET DATA:
Total assets.........    $ 176,522       $ 165,369     $151,411   $136,762   $158,101   $140,299   $127,227
Working capital......       71,826          66,446       56,345     65,691     23,797     18,930     15,185
Total long-term debt,
  excluding current
  portion............       54,444          41,284       30,686     22,041     14,445     11,639     10,808
Stockholders'
  equity.............       94,584          87,477       89,280     81,888     64,322     57,378     48,665
PER COMMON SHARE
  DATA:
Income from
  continuing
  operations.........    $    1.16       $    1.21     $   1.60   $   1.32   $   1.51   $    .98   $    .27
Book value...........    $   21.10       $   19.53     $  19.93   $  18.43   $  17.10   $  15.31   $  13.10

---------------
(1) On February 26, 1997, Fuqua acquired 100% of the common stock and warrants of Prism for approximately $19,500,000. Prism, whose 1996 net sales were approximately $12,000,000, is a manufacturer of therapeutic heat and cold packs for medical and consumer use and vacuum systems for obstetrical and other applications. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date.

(2) On April 3, 1996, Fuqua acquired the Lumex Division for approximately $40,750,000. As provided in the asset sale agreement, the purchase price is subject to a final adjustment, the amount of which is in dispute and is being resolved by arbitration. The Lumex Division develops and markets a wide range of healthcare products including specialty seating, bathroom safety, mobility products, healthcare beds and therapeutic support systems. The Lumex Division markets the majority of its products to the home healthcare market and the remainder to institutional markets, including acute care and extended care facilities and dialysis clinics. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date.

(3) In November 1995, Fuqua acquired 100% of the common stock of Basic. Basic, through its divisions, Simmons Healthcare, Omni Manufacturing and SSC Medical, is a manufacturer and distributor of medical equipment and furnishings for the acute, long-term and home healthcare markets. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date.

(4) Includes $544,000 ($.14 per share) for a favorable adjustment of income tax contingencies.

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following summary unaudited pro forma combined condensed financial information reflects financial information with respect to (1) the Merger, (2) acquisitions completed by Graham-Field since January 1, 1996 and (3) the sale by Graham-Field of its $100 million 9 3/4% Senior Subordinated Notes due 2007 (the "Notes") completed on August 4, 1997 and application of the net proceeds therefrom. The summary unaudited pro forma combined condensed balance sheet data combines the historical consolidated balance sheet of Graham-Field as of September 30, 1997 and the historical consolidated balance sheet of Fuqua as if the Merger had occurred on September 30, 1997. The summary unaudited pro forma combined condensed statement of operations data for the nine months ended September 30, 1997 combines the historical consolidated statement of operations of Graham-Field (including those of Medapex, the acquisition of which was accounted for as a pooling of interests) on a pro forma basis as if the Merger and the acquisitions completed since January 1, 1997 had occurred at January 1, 1997. The summary unaudited pro forma combined condensed statement of operations data for the year ended December 31, 1996 combines the historical consolidated statement of operations of Graham-Field (including those of Medapex, the acquisition of which was accounted for as a pooling of interests) on a pro forma basis as if the Merger and the acquisitions completed since January 1, 1996 had occurred at January 1, 1996. The summary unaudited pro forma combined condensed financial information also gives effect to the completion of the sale of the Notes and the use of proceeds therefrom. The Merger is accounted for under the purchase method of accounting. The pro forma adjustments are described in the notes to the unaudited pro forma combined condensed financial information included elsewhere in this Proxy Statement/Consent Solicitation Statement/Prospectus, and stockholders are urged to read such notes carefully. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION." As a result of the Merger, the management of Graham-Field anticipates that the combined entity will achieve significant cost savings and economies of scale. The summary unaudited pro forma combined condensed statements of operations data does not reflect potential cost savings, synergistic benefits, reduction of general and administrative expenses, reduction in interest expense, enhancements in gross profit margins and cross-selling opportunities anticipated by Graham-Field management. See "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors" and "-- Opinions of Financial Advisors."

     The summary unaudited pro forma combined condensed financial information is not necessarily indicative of Graham-Field's financial position or the results of operations that actually would have occurred if the acquisitions referred to above had occurred on the dates indicated or for any future period or date. The summary unaudited pro forma adjustments give effect to available information and assumptions that Graham-Field believes are reasonable. The summary unaudited pro forma combined condensed financial information should be read in conjunction with Graham-Field's and Fuqua's historical consolidated financial statements and the notes thereto appearing elsewhere herein. See "INDEX TO FINANCIAL STATEMENTS."

                   GRAHAM-FIELD AND FUQUA PRO FORMA COMBINED

                                                            FOR THE NINE           FOR THE FISCAL
                                                            MONTHS ENDED             YEAR ENDED
                                                            SEPTEMBER 30,           DECEMBER 31,
                                                                1997                    1996
                                                            -------------          --------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
OPERATING STATEMENT:
Revenues.................................................... $    280,856             $330,759
Income (loss) from continuing operations....................        6,192              (31,493)
BALANCE SHEET DATA:
Total assets................................................ $    558,576
Working capital.............................................      112,463
Long-term debt, excluding current portion...................      161,906
Stockholders' equity........................................      300,948
PER SHARE DATA:
Income (loss) from continuing operations.................... $        .17             $  (1.07)
Book value(a)...............................................         8.68

---------------
(a) Book value per share was calculated by dividing pro forma stockholders' equity at September 30, 1997 (excluding preferred stock equity) by the pro forma number of shares outstanding at the end of the period. The pro forma number of shares outstanding at the end of the period includes the number of shares of Graham-Field Common Stock issued and outstanding as of September 30, 1997, and the shares of Graham-Field Common Stock to be issued in connection with the Merger (including the equivalent number of shares of Graham-Field Common Stock to be issued in connection with the eventual exercise of the Fuqua Stock Options).

COMPARATIVE PER SHARE DATA

     The following table sets forth certain per share data of Graham-Field and Fuqua on both historical and pro forma combined bases and on an equivalent pro forma basis for Fuqua. The historical data as of September 30, 1997 and for the nine months then ended, the Fuqua equivalent per share data and the pro forma combined amounts for all periods presented below are unaudited. The equivalent per share data for Fuqua has been determined assuming an Exchange Ratio of 2.1 shares of Graham-Field Common Stock for each share of Fuqua Common Stock. This table should be read in conjunction with the historical financial statements and pro forma financial information, and the related notes thereto, appearing elsewhere herein. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION" and "INDEX TO FINANCIAL STATEMENTS." Unaudited pro forma combined and equivalent pro forma per share data reflects the combined results of Graham-Field and Fuqua, after giving effect to the Merger and the seven acquisitions completed by Graham-Field since January 1, 1996, as if such transactions had occurred on September 30, 1997, in the case of book value data, and on January 1, 1996, in the case of operating data. As a result of the Merger, the management of Graham-Field anticipates that the combined entity will achieve significant cost savings and economies of scale. The summary unaudited pro forma combined condensed statements of operations data does not reflect potential cost savings, synergistic benefits, reduction of general and administrative expenses, enhancements in gross profit margins and cross-selling opportunities anticipated by the Graham-Field management (see "THE
MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors" and "-- Opinions of Financial Advisors"). The unaudited pro forma financial data is presented for informational purposes only, and is not necessarily indicative of the operating results or financial position that would have occurred had the Merger and other transactions presented in the unaudited pro forma combined condensed financial information been completed on the dates indicated nor is it indicative of future operating results or financial position.

                           COMPARATIVE PER SHARE DATA

                                                                  FOR THE NINE       FOR THE
                                                                  MONTHS ENDED      YEAR ENDED
                                                                  SEPTEMBER 30,    DECEMBER 31,
                                                                      1997             1996
                                                                  -------------    ------------
GRAHAM-FIELD:
Net income (loss) per common share from continuing operations
  Historical...................................................... $       .32       $   (.76)
  Pro forma.......................................................         .17          (1.07)
Dividends per common share
  Historical......................................................          --             --
Book value per common share
  Historical......................................................        4.95           4.35
  Pro forma.......................................................        8.68
FUQUA:
Net income (loss) per common share from continuing operations
  Historical...................................................... $      1.16       $   1.60
  Pro forma equivalent(a).........................................         .36          (2.25)
Dividends per common share
  Historical......................................................          --             --
Book value per common share
  Historical......................................................       21.10          19.93
  Pro forma equivalent(a).........................................       18.23

---------------
(a) The pro forma equivalent is calculated by multiplying 2.1, the Exchange Ratio assuming no increase or reduction as a result of changes in the Graham-Field Average Stock Price (see "THE MERGER -- Conversion of Fuqua Shares in the Merger"), by Graham-Field's pro forma net income (loss) per share of Graham-Field Common Stock and by the pro forma book value per share of Graham-Field Common Stock for and as of the respective periods.

COMPARATIVE MARKET PRICE DATA

     Graham-Field Common Stock is listed for trading on the NYSE under the symbol "GFI". Fuqua Common Stock is listed for trading on the NYSE under the symbol "FQE".

     The table below sets forth, for the calendar quarters indicated, the range of high and low sale prices per share of Graham-Field Common Stock, as reported on the NYSE Composite Transactions Tape, and Fuqua Common Stock, as reported on the NYSE Composite Transactions Tape.

                                                            GRAHAM-FIELD              FUQUA
                                                            COMMON STOCK          COMMON STOCK
                                                          -----------------     -----------------
                                                           HIGH       LOW        HIGH       LOW
                                                          -------   -------     -------   -------
1995
  First Quarter.........................................  $ 4.500   $ 3.250     $24.500   $20.000
  Second Quarter........................................    4.250     3.000      23.375    18.750
  Third Quarter.........................................    4.625     3.000      24.750    20.125
  Fourth Quarter........................................    4.625     3.250      24.125    18.250
1996
  First Quarter.........................................  $ 5.000   $ 3.125     $25.875   $18.250
  Second Quarter........................................    9.875     4.250      29.500    25.625
  Third Quarter.........................................    9.125     6.500      28.875    22.875
  Fourth Quarter........................................    9.500     6.625      24.625    23.375
1997
  First Quarter.........................................  $13.750   $ 8.500     $25.000   $22.000
  Second Quarter........................................   13.750     8.375      22.625    18.750
  Third Quarter.........................................   17.875    12.750      32.688    19.875
  Fourth Quarter (through December 16, 1997)............   18.312    14.187      36.000    29.875

     On September 5, 1997, the last full trading day prior to the public announcement of the execution and delivery of the Merger Agreement, the closing price per share of (i) Graham-Field Common Stock was $17.875 and (ii) Fuqua Common Stock was $26.375 (or $37.00 on an equivalent per share basis, calculated on the basis that the Exchange Ratio was adjusted downward to 2.07).
     On December 16, 1997, the most recent date for which it was practicable to obtain market price data prior to the printing of this Proxy Statement/Consent Solicitation Statement/Prospectus, the closing price per share of (i) Graham-Field Common Stock was $17.5625 and (ii) Fuqua Common Stock was $34.938 (or $36.8812 on an equivalent per share basis, calculated on the basis that the Exchange Ratio will be 2.1). GRAHAM-FIELD AND FUQUA STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE GRAHAM-FIELD COMMON STOCK AND THE FUQUA COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE MARKET PRICE OF GRAHAM-FIELD COMMON STOCK OR FUQUA COMMON STOCK AT THE EFFECTIVE TIME. BECAUSE THE EXCHANGE RATIO IS FIXED IN THE MERGER AGREEMENT SO LONG AS THE GRAHAM-FIELD AVERAGE STOCK PRICE DOES NOT EXCEED $17.6190 AND DOES NOT FALL BELOW $13.5714, THE MARKET VALUE OF THE SHARES OF GRAHAM-FIELD COMMON STOCK THAT HOLDERS OF FUQUA COMMON STOCK RECEIVE IN THE MERGER MAY VARY SIGNIFICANTLY FROM THE PRICES SHOWN ABOVE. HOWEVER, AS IS DISCUSSED UNDER "THE MERGER -- CONVERSION OF FUQUA SHARES IN THE MERGER," THE EXCHANGE RATIO IS SUBJECT TO DOWNWARD ADJUSTMENT IN THE EVENT THAT THE GRAHAM-FIELD AVERAGE STOCK PRICE EXCEEDS $17.6190 AND TO UPWARD ADJUSTMENT IN THE EVENT THAT THE GRAHAM-FIELD AVERAGE STOCK PRICE FALLS BELOW $13.5714 SO THAT FUQUA STOCKHOLDERS ARE ASSURED OF RECEIVING SHARES OF GRAHAM-FIELD COMMON STOCK VALUED AT NOT LESS THAN $28.50 NOR MORE THAN $37.00 IN EXCHANGE FOR EACH SHARE OF FUQUA COMMON STOCK.
     Graham-Field has not declared a cash dividend on the Graham-Field Common Stock since its inception and Fuqua has not declared a cash dividend on the Fuqua Common Stock since 1988. Under the terms of the Revolving Credit and Security Agreement dated as of December 10, 1996, as amended (the "Credit Facility"), by and among IBJ Schroder Business Credit Corp. ("IBJ"), Graham-Field and certain of its subsidiaries, and the indenture (the "Indenture") governing the Notes, Graham-Field is subject to certain restrictions with respect to the declaration or payment of cash dividends. Graham-Field anticipates that, for the foreseeable future, any earnings will be retained for use in its business and, accordingly, does not anticipate the payment of cash dividends on the Graham-Field Common Stock.
     On the Graham-Field Record Date, there were 575 holders of record of Graham-Field Common Stock, and on the Fuqua Record Date, there were 712 holders of record of Fuqua Common Stock.

                                  RISK FACTORS

RISK FACTORS RELATING TO GRAHAM-FIELD

     BIL. As of September 30, 1997, BIL, the former majority stockholder of Everest & Jennings, controlled approximately 34% of the voting power of Graham-Field's capital stock. Pursuant to an amendment dated as of May 1, 1997 to the Amended and Restated Stockholder Agreement dated as of September 3, 1996, as amended on September 19, 1996 (the "BIL Stockholder Agreement"), among Graham-Field, BIL and Mr. Selinger, BIL may purchase in the open market an aggregate of up to 49% of the voting power of Graham-Field's capital stock. This could make it difficult for a third party to acquire control of Graham-Field without the consent of BIL and, therefore, may discourage third parties from making an acquisition proposal or seeking to acquire Graham-Field. A third party would be likely to negotiate any such transaction with BIL and the interests of BIL may be different from the interests of other Graham-Field stockholders. In addition, BIL is entitled pursuant to the terms of the BIL Stockholder Agreement to nominate two directors to the Graham-Field Board. The BIL Stockholder Agreement also requires Graham-Field, prior to issuing securities in certain transactions, to offer BIL the right to participate proportionately in such issuance. However, the BIL Stockholder Agreement places certain restrictions on BIL's ability to purchase or sell shares of Graham-Field's capital stock. Such restrictions limit BIL's ability to acquire Graham-Field or to facilitate the acquisition of Graham-Field by a third party.

     Risks Associated with Acquisitions and Joint Ventures. Graham-Field has historically pursued, and intends to continue to pursue, a strategy of growth through acquisitions. From January 1, 1996 through September 30, 1997, Graham-Field completed seven acquisitions. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION." Acquisitions and joint ventures involve numerous risks, including the risks associated with entering into new geographic or product markets, assuming undisclosed liabilities and incurring additional debt and amortization expense related to goodwill and other intangible assets, any of which could have an adverse effect on Graham-Field's operating results.

     The process of integrating management, services, administrative organizations, facilities, management information systems and other operational aspects of acquired businesses or product lines can be time consuming and costly and may distract management from day-to-day operations. The difficulties of integration may be increased by challenges in coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. If Graham-Field is to realize the anticipated benefits of past and future acquisitions, the operations of the acquired entities must be combined and integrated successfully and efficiently. There can be no assurance that Graham-Field's integration processes will be successful or that the anticipated benefits of any past or future acquisitions will be realized. Furthermore, there can be no assurance that there will not be substantial unanticipated costs or other material adverse effects associated with past or future acquisitions and integration activities conducted by Graham-Field.

     Competition. The medical supply industry is characterized by intense competition. Many of Graham-Field's competitors have substantially greater financial and other resources than Graham-Field and may succeed at utilizing these resources to obtain a temporary or permanent competitive advantage over Graham-Field. Many of the products distributed by Graham-Field are available from several sources, and many of Graham-Field's customers tend to have relationships with several distributors. Price reductions by Graham-Field's competitors could result in similar price reductions by Graham-Field. Graham-Field purchases certain products from its competitors and sells certain of its products to its competitors. In addition, competitors of Graham-Field could obtain exclusive rights from manufacturers to market particular products not currently subject to Graham-Field's exclusive distribution arrangements. Manufacturers could also increase their efforts to sell directly to healthcare providers, and thereby eliminate the role of distributors, such as Graham-Field.

     The changing United States healthcare environment in recent years has led increasingly to intense competition among medical, surgical and healthcare distributors and to industry consolidation among healthcare providers and medical/surgical supply distributors. The acquisition of any of Graham-Field's significant customers could result in the loss of such customers by Graham-Field, thereby negatively impacting its business and operating results. In addition, barriers to entry in each of Graham-Field's markets are relatively low, and the risk of new competitors entering any market, including the risk of any of Graham-Field's existing competitors expanding into new markets, particularly on a local level, is high. There can be no assurance that competitors of Graham-Field will not succeed in developing or marketing products which are more effective or efficient than those marketed by Graham-Field. Such developments may render Graham-Field's products obsolete or noncompetitive. Accordingly, Graham-Field's success is dependent in part upon its ability to respond to both medical and technological changes through the development, introduction, sourcing and distribution of new products. Given that product development involves a high degree of risk, there can be no assurance that Graham-Field's new product development efforts will result in commercially successful products. In each of Graham-Field's markets, any of the foregoing competitive pressures, as well as further consolidation of medical/surgical supply distributors and of healthcare providers generally, may inhibit Graham-Field's ability to achieve price increases or may result in price decreases and consequently may negatively impact revenues and margins. There can be no assurance that Graham-Field will be able to compete effectively in its industry. See "CERTAIN INFORMATION CONCERNING GRAHAM-FIELD -- Business -- Competition."

     Dependence on Key Supply Contracts. Everest & Jennings' business is heavily dependent on its maintenance of two key supply contracts. Everest & Jennings obtains the majority of its commodity wheelchairs and wheelchair components pursuant to an exclusive supply agreement (the "Wheelchair Supply Agreement") with P.T. Dharma Polimetal ("P.T. Dharma"), an Indonesian manufacturer. The term of this agreement extends until June 30, 2000, and on each July 1 thereafter will be automatically extended for one additional year unless Everest & Jennings elects not to extend or Everest & Jennings has failed to order at least 50% of the contractually specified minimums and P.T. Dharma elects to terminate. If the Wheelchair Supply Agreement is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable wheelchair supply agreement with another manufacturer. The failure by Graham-Field to secure alternative sources of supply would result in a material adverse effect on Graham-Field's business and financial condition.

     Everest & Jennings obtains homecare beds for distribution solely pursuant to a supply agreement with Maxwell Products, Inc. (the "Bed Supply Agreement"). The Bed Supply Agreement contains an initial term of two years, expiring in August 1999, and provides for the supply of a minimum and maximum number of homecare beds during the term of the agreement. If the Bed Supply Agreement is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable supply agreement with another manufacturer. The failure by Graham-Field to secure alternative sources of supply would result in a material adverse effect on Graham-Field's business and financial condition.

     Changes in Healthcare Industry. In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including efforts at national healthcare reform, trends towards managed care, cuts in Medicare, consolidation of healthcare distribution companies and collective purchasing arrangements by office-based healthcare practitioners. Graham-Field's inability to react effectively to these and other changes in the healthcare industry could adversely affect its operating results. Graham-Field cannot predict whether any healthcare reform efforts will be enacted and what effect any such reforms may have on Graham-Field or its customers and suppliers.

     While the growth of the healthcare industry continues to be strong, the impact of third-party pricing pressures and low barriers to entry have dramatically reduced profit margins for suppliers. Continued growth in managed care and capitated plans have pressured independent home medical equipment suppliers to find ways of becoming more cost competitive with national providers. This has also led to consolidations among manufacturers and distributors as smaller companies with limited product lines seek out partners with potential for significant synergies. In addition, certain healthcare product suppliers are consolidating in order to promote better utilization of resources and improve service to customers, thereby maintaining margin and market share. Graham-Field's inability to react effectively to these and other changes in the healthcare industry could adversely affect its operating results.

     Governmental Regulation. Graham-Field and its customers and suppliers are subject to extensive Federal and state regulation in the United States, as well as regulation by foreign governments, and Graham-

Field cannot predict the extent to which future legislative and regulatory developments concerning its practices and products for the healthcare industry may affect Graham-Field. Certain of Graham-Field's products are subject to government regulation in the United States and other countries. In the United States, the Food, Drug, and Cosmetic Act, as amended (the "FDC Act"), and other statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, record keeping, marketing, advertising and promotion of such products. Failure to comply with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution. Under the FDC Act, Graham-Field, as a marketer, distributor and manufacturer of healthcare products, is required to obtain the approval of Federal and foreign governmental agencies, including the FDA, prior to marketing, distributing and manufacturing certain of those products. Delays in receipt of or failure to receive required approvals or clearances, the loss of previously received approvals or clearances, or failures to comply with existing or future regulatory requirements in the United States or in foreign countries could have a material adverse effect on Graham-Field's business. Foreign sales are subject to similar pre-marketing requirements.

     Graham-Field is required to comply with the FDA's "Good Manufacturing Practices for Medical Devices" ("GMP") regulations which set forth requirements for, among other things, Graham-Field's manufacturing process and associated record creation and maintenance, including tests and sterility. Further, Graham-Field's plants and operations are subject to review and inspection by local, state, Federal and foreign governmental entities. The FDA also has the authority to issue performance standards for devices manufactured by Graham-Field, which it has not done to date. In the event that such performance standards were issued, Graham-Field's products would be required to conform, which could result in significant additional expenditures for Graham-Field. The impact of FDA regulation on Graham-Field has increased in recent years as Graham-Field has increased its manufacturing operations. Graham-Field's suppliers are also subject to similar governmental requirements. There can be no assurance that changes to current regulations or additional regulations imposed by the FDA will not have an adverse impact on Graham-Field's business and financial condition in the future.

     In addition, Graham-Field is subject to a variety of other Federal and state regulations, including, but not limited to, those administered by the U.S. Department of Labor and the U.S. Occupational Safety and Health Administration. See "CERTAIN INFORMATION CONCERNING GRAHAM-FIELD -- Business -- Governmental Regulation."

     Reimbursement of Healthcare Costs. In certain cases, the ability of Graham-Field's customers to pay for the products supplied by Graham-Field depends upon governmental and private insurer reimbursement policies. Consequently, those policies have an impact on the level of Graham-Field's sales and its ability to collect receivables on a timely basis. Continuing governmental and private third-party payor cost-cutting efforts have led and may continue to lead to significant reduction in reimbursement levels. Furthermore, governmental reimbursement programs, such as the Medicare and Medicaid programs, are subject to substantial regulation by Federal and state governments, which are continually reviewing and revising the programs and their regulations. For example, the Balanced Budget Act of 1997 provides for a five-year freeze through 2002 on updates to the Medicare fee reimbursement schedules for durable medical equipment. Although Graham-Field does not believe that this freeze will have a material adverse effect on Graham-Field, there can be no assurance that this or any other change to reimbursement levels will not have a material adverse effect on Graham-Field.

     Reliance on Patents and Proprietary Technology. Graham-Field's profitability depends in part on its ability to establish and maintain patent protection of its proprietary technologies, products and processes, and the preservation of its trade secrets. In addition, Graham-Field must operate without infringing upon the proprietary rights of other parties. There can be no assurance that any United States or international patents issued or licensed to Graham-Field will not be successfully challenged, invalidated or circumvented or will provide commercially significant protection to Graham-Field, or that patents will be issued in respect of patent applications to which Graham-Field currently holds rights. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information not covered by patents to which Graham-Field owns rights or obtain access to Graham-Field's know-how or that others will not be issued patents which may prevent the sale of one or more of Graham-Field's products or require licensing and the payment of significant fees by Graham-Field in order to enable Graham-Field to conduct its business. Graham-Field is involved in the ordinary course of business in patent-related lawsuits or other actions, none of which Graham-Field believes is material. However, defense and prosecution of patent claims is costly and time consuming, regardless of an outcome favorable to Graham-Field, and can result in the diversion of substantial financial and managerial resources from Graham-Field's primary business activities. Additionally, adverse outcomes of such claims could have a material adverse effect on Graham-Field's business and financial condition. See "CERTAIN INFORMATION CONCERNING GRAHAM-FIELD -- Business -- Patents and Trademarks."

     Risk of Product Liability Claims and Insurance. The sale, manufacture and distribution of medical products involve an inherent risk of product liability claims and related adverse publicity. There can be no assurance that Graham-Field will not become subject to a significant number of such claims or incur significant liabilities due to such claims. Although Graham-Field maintains product liability insurance coverage and has certain rights to indemnification from third parties, there can be no assurance that claims outside of or exceeding such coverage will not be made, that Graham-Field will be able to continue to obtain insurance coverage at commercially reasonable costs or at all or that Graham-Field will be successful in obtaining indemnification from such third parties. Potential losses from liability claims and the effect which product liability litigation may have on the reputation and marketability of Graham-Field's products could have a material adverse effect on Graham-Field's business and financial condition. See "CERTAIN INFORMATION CONCERNING GRAHAM-FIELD -- Business -- Product Liability."

     Cost of Shipping. Shipping is a significant expense in the operation of Graham-Field's business. Graham-Field ships its products to customers generally by United Parcel Service and other delivery services and typically bears certain costs of shipment. Accordingly, any significant increase in shipping rates could have an adverse effect on Graham-Field's operating results. Similarly, strikes or other service interruptions by such shippers could adversely affect Graham-Field's ability to deliver products on a timely basis, which could have an adverse effect on Graham-Field's relationships with its customers.

     Dependence on and Need for Key Personnel. Due to the specialized nature of its business, Graham-Field is dependent upon the continued services and management of its Chairman of the Board and Chief Executive officer, Irwin Selinger, and the other executive officers listed in the table under "CERTAIN INFORMATION CONCERNING GRAHAM-FIELD -- Management." Although Graham-Field believes it has incentive and compensation programs designed to retain key executives, Graham-Field generally does not have contracts with its executive officers other than Mr. Selinger. For a description of Mr. Selinger's employment contract, see "CERTAIN INFORMATION CONCERNING GRAHAM-FIELD -- Employment, Termination and Change-in-Control Arrangements and Other Arrangements." Graham-Field also does not maintain key-man insurance with respect to any of its executive officers. If Mr. Selinger or any of such other executive officers were to leave Graham-Field, operating results could be adversely affected. In addition, Graham-Field's continued growth is dependent upon its ability to attract and retain skilled employees. There can be no assurance that Graham-Field will be successful in recruiting and retaining personnel of the requisite caliber or quantity to enable Graham-Field to conduct its business as planned.

     Currency Fluctuations; Risks Relating to International Operations. A portion of Graham-Field's operations are conducted outside the United States. As a result of its international operations, Graham-Field is subject to risks associated with operating in foreign countries, including devaluations and fluctuations in currency exchange rates, the imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries, the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, trade barriers, political risks, including political instability, hyperinflation in certain foreign countries and the imposition or increase of investment and other restrictions by foreign governments. There can be no assurance that such risks will not have a material adverse effect on Graham-Field's business and operating results.

     Significant Leverage and Debt Service. Graham-Field has indebtedness which is substantial in relation to its stockholders' equity, as well as interest and debt service requirements which are significant compared to its cash flow from operations. As of September 30, 1997, Graham-Field had approximately $108.4 million of long-term debt outstanding, which represents 44% of its total capitalization. In addition, as of September 30, 1997, Graham-Field had unused availability of approximately $71.8 million under the Credit Facility.

     The degree to which Graham-Field is leveraged could have important consequences to Graham-Field stockholders, including, but not limited to, the following: (i) a substantial portion of Graham-Field's cash flow from operations must be dedicated to debt service and will not be available for operations and other purposes, (ii) Graham-Field's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired, and (iii) certain of Graham-Field's borrowings are and will continue to be at variable rates of interest, which exposes Graham-Field to the risks of increased interest rates.

     Graham-Field's ability to satisfy its debt service obligations will depend upon Graham-Field's future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond Graham-Field's control. Although Graham-Field's cash flow from operations has been sufficient to meet its debt service obligations in the past, there can be no assurance that Graham-Field's operating results will continue to be sufficient for Graham-Field to meet such obligations. If Graham-Field is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on terms acceptable to Graham-Field, if at all.

     Limitations Imposed by Certain Indebtedness. Pursuant to the Indenture governing the Notes, Graham-Field is subject to certain restrictive covenants which will affect, and in many respects significantly limit or prohibit, among other things, the ability of Graham-Field to incur indebtedness, make investments, create liens, sell assets and engage in mergers and consolidations. The Credit Facility contains similar and more restrictive covenants, and also requires Graham-Field to meet certain financial ratios and tests. These covenants may significantly limit the operating and financial flexibility of Graham-Field and may limit its ability to respond to changes in its business or competitive activities. The ability of Graham-Field to comply with such provisions may be affected by events beyond its control. In the event of any default under the Credit Facility or the Notes, the Credit Facility lenders or the holders of the Notes could elect to declare all amounts borrowed under the Credit Facility or the Notes, together with accrued interest, to be due and payable. If Graham-Field were unable to repay such borrowings under the Credit Facility, the lenders thereunder could proceed against the collateral securing the Credit Facility, which consists of substantially all of the property and assets of Graham-Field. If the indebtedness under the Credit Facility or the Notes (which are subordinated in right of payment to such indebtedness) were to be accelerated, there can be no assurance that the assets of Graham-Field would be sufficient to repay such indebtedness in full.

     Absence of Dividend Payments. Graham-Field has not declared or paid a dividend on the Graham-Field Common Stock since the organization of Graham-Field in April 1981. In addition, Graham-Field is subject to certain restrictions with respect to the declaration and payment of cash dividends under the Indenture and the Credit Facility and Graham-Field anticipates that, for the foreseeable future, any earnings will be retained for use in its business and, accordingly, does not anticipate the payment of cash dividends. See "SUMMARY FINANCIAL INFORMATION -- Comparative Market Price Data."

RISK FACTORS RELATING TO FUQUA

     Medical Products Operations. The Medical Products Operations are subject to substantially the same risks relating to the medical supply industry as those to which Graham-Field is subject. See " -- Risk Factors Relating to
Graham-Field -- Competition," "-- Changes In Healthcare Industry,"
"-- Government Regulation," "-- Reimbursement of Healthcare Costs," "-- Reliance on Patents and Proprietary Technology" and "-- Risks of Product Liability Claims and Insurance."

     Difficulties of Managing Rapid Growth in Medical Products Manufacturing and Distribution Business. Fuqua has aggressively made acquisitions in the medical products manufacturing and distribution industry since its initial entry into this field in 1995. This rapid growth has placed and will continue to place significant demands on Fuqua's management resources. Fuqua's ability to manage its growth effectively will require it to continue to expand its operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. If Fuqua is unable to manage its growth in the medical supply industry effectively, its business, financial condition and results of operations could be adversely affected. See "CERTAIN INFORMATION CONCERNING FUQUA -- Medical Products Operations."

     Operation of Two Distinct Lines of Business. Fuqua currently operates two distinct lines of business -- the Leather Operations and the Medical Products Operations. Both lines of business are separately managed at the operational level, and no synergies exist between the two lines of business. The operation of two distinct lines of business requires that the executive management of Fuqua divide its attention between, and ultimately understand, two distinct industries. Keeping abreast of, and reacting to, the latest trends in both industries presents challenges for Fuqua's executive management and places greater than usual importance on the day-to-day managers of each operation. In addition, if either line of business were to experience financial difficulties, such difficulties could adversely affect the other line of business by, among other things, monopolizing the attention of Fuqua's executive management and impacting Fuqua's cost of capital. Fuqua's operation of two distinct lines of business could adversely affect Fuqua's ability to compete effectively in either or both of the leather tanning and medical supply industries and could adversely affect Fuqua's business, financial condition and results of operation.

     Competition in Leather Tanning Industry. The leather tanning industry is highly competitive and Fuqua competes with numerous leather tanning companies. Many of Fuqua's competitors and potential competitors in the leather tanning industry have greater financial, manufacturing and distribution resources than Fuqua. Although factors may differ by product line, Fuqua believes that it competes primarily on the basis of quality, price and customer service. Any increased competition from Fuqua's existing competitors, or from new competitors, could result in reductions in sales or prices, or both, which could have a material adverse effect on Fuqua's business, financial condition and results of operations.

     Environmental Risks; Costs of Compliance. Under various Federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site. In connection with the ownership or operation of its properties, Fuqua could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. As a result, the presence, with or without Fuqua's knowledge, of hazardous or toxic substances at any property held or operated by Fuqua's business could have a material adverse effect on Fuqua's business, financial condition and results of operations.

     Specifically, Fuqua uses hazardous substances including volatile organic compounds, silicone and ammonium nitrate at its medical products facilities. In addition, the content of some of the metals used in some of Fuqua's Medical Products Operations may constitute a hazardous material under federal, state, or local laws. Also, Fuqua disposes of hazardous scrap material as part of its Leather Operations. It is possible that these substances could be spilled or otherwise released into the environment by Fuqua, or that a third party retained by Fuqua to transport, treat, store, and/or dispose of these materials could do so improperly, thereby potentially giving rise to a liability that could result in a material adverse effect on Fuqua's business, financial condition and results of operations.

     Dependence on and Need for Key Personnel. The success of the Leather Operations is dependent upon the continued services and management of Richard C. Larochelle ("Mr. Larochelle"), the Chief Executive

Officer of the Leather Operations. If Mr. Larochelle were to leave Fuqua, operating results of the Leather Operations could be adversely affected. Fuqua's Medical Products Operations is not dependent upon the continued services of any one key employee. However, the continued growth of the Medical Products Operations, as well as the Leather Operations, is dependent upon its ability to attract and retain skilled employees. There can be no assurance that Fuqua will be successful in recruiting and retaining personnel of the requisite caliber or quantity to enable Fuqua to conduct its business as planned.

     Reliance on Key Customers of Leather Operations. Sales to Coach Leatherware Co. and Dexter Shoe Company, Fuqua's two largest leather customers, represented approximately 31.7%, 33.8% and 17.2% of Fuqua's consolidated net sales during the fiscal years ended December 31, 1994, December 31, 1995 and December 31, 1996, respectively, and accounted for approximately 21.4% and 12.7%, respectively, of Fuqua's consolidated net sales during the nine-month periods ended September 30, 1996 and 1997. Fuqua does not have long-term contracts with any of its leather customers, and sales to leather customers generally occur on an order-by-order basis. These customer orders are subject to certain rights of cancellation and rescheduling by the customer or by Fuqua. Accordingly, the level of unfilled orders at any given time may not be indicative of eventual actual shipments. In addition, Fuqua's inability to timely fulfill customers' orders may cause it to cancel or reschedule such orders, which may materially and adversely affect Fuqua's relationships with its leather customers. A decrease in business from, or the loss of, either of its major leather customers could have a material adverse effect on Fuqua's business and results of operations. Moreover, Fuqua's future financial condition and results of operations will depend to a significant extent upon the commercial success of its major customers and their continued willingness to purchase Fuqua's leather products. Any significant downturn in the business of Fuqua's major leather customers or their commitment to Fuqua's leather products could cause those customers to reduce or discontinue their purchases from Fuqua, which could have a material adverse effect on Fuqua's business, financial condition and results of operations. See "CERTAIN INFORMATION CONCERNING FUQUA -- Leather Operations."

     Leather Tanning Industry. The leather tanning industry has historically been subject to cyclical variations, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on Fuqua's business and results of operations. Fuqua believes that a large part of the success of the Leather Operations depends upon the ability of leather products manufacturers and retailers to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner. Failure by leather products manufacturers and retailers to identify and respond appropriately to changing consumer demands and fashion trends could adversely affect the purchase of Fuqua's leather products and may have a material adverse effect on Fuqua's business and results of operations. In previous years, various leather products manufacturers and retailers, including some of Fuqua's customers, have experienced financial problems that have increased the risk of extending credit to such retailers. Financial problems with respect to any of Fuqua's customers could cause Fuqua to reduce or discontinue business with such customers or require Fuqua to assume more credit risk relating to such customers' receivables, either of which could have a material adverse effect on Fuqua's business and results of operations. See "CERTAIN INFORMATION CONCERNING FUQUA -- Leather Operations."

     Price and Availability of Animal Hides for Leather Tanning Business. The principal raw material used in the Leather Operations is cowhides which have already undergone the initial chrome tanning process. The hides, with the quality Fuqua requires, are available from a limited number of suppliers. The prices paid by Fuqua for such hides are based on published market indexes plus a conversion cost based on a contractual formula. The price of such hides may fluctuate significantly, depending on a variety of factors, including slaughter quality fluctuations, feed lot costs, hide yields and weather. Fluctuations in the price, availability and quality of the hides used by Fuqua could have an adverse effect on Fuqua's cost of sales and, as a result, could have a material adverse effect on Fuqua's business, financial condition and results of operations. There also can be no assurance that Fuqua will be able to pass along to its customers all, or any portion, of any future increases in the prices paid for the hides used in the manufacture of Fuqua's leather products. See "CERTAIN INFORMATION CONCERNING FUQUA -- Leather Operations."

     Seasonality. Historically, Fuqua's Leather Operations have been seasonal, with higher sales volume in the second and third quarters, prior to the peak retail selling season in the fourth quarter. In addition, certain of Fuqua's products, such as retail sales of vacuum pumps and hot and cold packs, tend to be seasonal in nature. In the event such products represent a greater percentage of Fuqua's sales in the future, the effects of seasonality on Fuqua's sales may be increased. See "CERTAIN INFORMATION CONCERNING
FUQUA -- Leather Operations" and "-- Medical Products Operations -- Acquisition of Prism."

RISK FACTORS RELATING TO THE MERGER

     Integration of Businesses. The Merger involves the integration of two companies that have previously operated independently. There can be no assurance that Graham-Field will not encounter difficulties integrating the operations of Fuqua into the operations of Graham-Field. Any delays or unexpected costs incurred in connection with such integration could have an adverse effect on the combined entities' business, operating results or financial condition. Among the considerations of the Graham-Field Board and the Fuqua Board in connection with their respective approvals of the Merger Agreement were the synergies, cost savings and economies of scale expected to be achieved through the operation of Fuqua as part of a combined entity with Graham-Field (see "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors" and "-- Opinions of Financial Advisors"). There can be no assurance that such synergies or increased efficiencies will be achieved.

     Future Capital Requirements. The combined entities will require capital to finance their development as well as to support their existing operations. There can be no assurance that the combined entities will have adequate resources, or be able to obtain financing on acceptable terms, to support the aggregate capital requirements of the combined entities.

     Dilution of Voting Power. The Merger Agreement contemplates the issuance of up to 9,413,689 shares of Graham-Field Common Stock, assuming an Exchange Ratio of 2.1 and without giving effect to the eventual exercise of Fuqua Stock Options. As a result, Graham-Field will issue shares pursuant to the Merger Agreement representing approximately 27% of the voting power of the Graham-Field capital stock outstanding after giving effect to the Merger (see "THE
MERGER -- Conversion of Fuqua Shares in the Merger"). Consequently, the issuance of the Graham-Field Common Stock in the Merger as contemplated by the Merger Agreement will dilute the voting rights of existing holders of Graham-Field Common Stock.

     Interests of Certain Persons in the Merger. In considering the recommendation of the Merger by the Fuqua Board (see "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors -- Fuqua"), stockholders should be aware of the existence of certain interests with respect to the Merger on the part of the Fuqua Family Stockholders and certain members of the Fuqua Board and management (see "THE MERGER -- Interests of Certain Persons in the Merger"). Such interests, together with other relevant factors, were considered by the Fuqua Board in recommending the Merger to its stockholders and approving the Merger Agreement.

     Exchange Ratio Subject to Adjustment Relative to Stock Price. The Exchange Ratio is expressed in the Merger Agreement as a ratio pursuant to which each share of Fuqua Common Stock will be exchanged for 2.1 shares of fully paid and nonassessable shares of Graham-Field Common Stock. The market value of the shares of Graham-Field Common Stock that holders of Fuqua Common Stock will receive in the Merger may vary significantly because the Exchange Ratio is fixed in the Merger Agreement at 2.1 so long as the Graham-Field Average Stock Price does not exceed $17.6190 and does not fall below $13.5714. However, the Merger Agreement provides that the Exchange Ratio is subject to downward adjustment in the event that the Graham-Field Average Stock Price exceeds $17.6190 and to upward adjustment in the event that the Graham-Field Average Stock Price falls below $13.5714 so that the number of shares of Graham-Field Common Stock to be issued in the Merger will increase without limit to the extent that the Graham-Field Average Stock Price falls below $13.5714 and will decrease without limit to the extent that the Graham-Field Average Stock Price rises above $17.6190. In addition, because the Graham-Field Average Stock Price will not be finally determined until the second business day prior to completion of the Merger, Fuqua stockholders will not know, at the time they vote on the Merger, the value within this $28.50 to $37.00 range of the shares of Graham-Field Common Stock they will receive in the Merger in exchange for each share of Fuqua Common Stock. See "THE MERGER -- Conversion of Fuqua Shares in the Merger."

     Disposition of Leather Operations. Although the Graham-Field Board considers the Leather Operations an asset, the Graham-Field Board views them as unrelated to Graham-Field's principal and core business. Accordingly, Graham-Field intends to dispose of the Leather Operations as soon as reasonably practicable following the consummation of the Merger and, consequently, will treat the Leather Operations as an asset held for sale for accounting purposes. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION." However, there can be no certainty as to when, and if, the Leather Operations will be disposed of, the consideration Graham-Field will receive therefor and the terms associated with such disposition.

     Fair Value Adjustments. Graham-Field's allocation of the purchase price to be paid in the Merger among Fuqua's assets and liabilities (including purchased in-process research and development) set forth in the pro forma financial statements appearing elsewhere in this Proxy Statement/Consent Solicitation Statement/Prospectus is preliminary and may be adjusted based on fair value appraisals to be conducted by Graham-Field following the Effective Time of the Merger. See Note 1.d. under "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION -- Unaudited Pro Forma Combined Condensed Financial Information of Graham-Field Health Products, Inc." Such appraisals could result in a material reallocation of the purchase price among the assets and liabilities of Fuqua, which could in turn have a material adverse effect on the results of operations of the combined entity through a charge to earnings from a write-off of purchased in-process research and development costs or a change to goodwill from that set forth in the pro forma statements of operations, resulting in a corresponding change in amortization expense from that currently reflected in the pro forma statements of operations.

                GRAHAM-FIELD SPECIAL MEETING, VOTING AND PROXIES

INTRODUCTION

     This Proxy Statement/Consent Solicitation Statement/Prospectus is being furnished to the holders of Graham-Field Common Stock in connection with the solicitation of proxies by the Graham-Field Board from the holders of Graham-Field Common Stock for use at the Graham-Field Special Meeting, which is being held to consider and vote upon the proposals relating to the transactions contemplated by the Merger Agreement, as set forth in its notice of meeting.

GRAHAM-FIELD SPECIAL MEETING

     Purpose of Graham-Field Special Meeting. At the Graham-Field Special Meeting, Graham-Field stockholders will be asked to consider and vote on the approval of the Share Issuance Proposal, the Incentive Program Proposal and the Postponement Proposal and on such other matters as may properly be presented incident to the conduct of the Graham-Field Special Meeting for the consideration of Graham-Field stockholders. It is the intention of the proxy holders to take action with respect to any such other matters as shall be in accordance with their best judgment. Approval of the Share Issuance Proposal and the Incentive Program Proposal by Graham-Field stockholders is required by the rules of the NYSE for corporations, such as Graham-Field, whose shares are listed for trading thereon.

     Board of Directors' Recommendations. The Graham-Field Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that Graham-Field stockholders vote FOR approval of each of the Proposals.

     Date, Place, and Time; Record Date. The Graham-Field Special Meeting is scheduled to be held on December 30, 1997, commencing at 11:00 a.m., local time, at the offices of Milbank, Tweed, Hadley & McCloy, Conference Room 54C, 1 Chase Manhattan Plaza, New York, New York. The Graham-Field Board has fixed the close of business on November 13, 1997 as the Graham-Field Record Date. Only holders of record of Graham-Field Common Stock on the Graham-Field Record Date, together with BIL, the owner of all outstanding shares of Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock, will be entitled to vote at the Graham-Field Special Meeting. As of the close of business on the Graham-Field Record Date, 21,138,255 shares of Graham-Field Common Stock were issued and outstanding and entitled to vote at the Graham-Field Special Meeting.

     Voting Rights. Each holder of record of Graham-Field Common Stock on the Graham-Field Record Date will be entitled to one vote per share of Graham-Field Common Stock on each of the Proposals. In its capacity as the holder of all of the Graham-Field Series B Preferred Stock and the Graham-Field Series C Preferred Stock, BIL will be entitled to a total of 4,435,483 votes and will vote as a single class with the holders of the Graham-Field Common Stock on each of the Proposals. The holders of shares representing a majority of the votes entitled to be cast at the Graham-Field Special Meeting must be present in person or represented by proxy at the Graham-Field Special Meeting in order for a quorum to be present. The holders of shares which are the subject of abstentions or broker non-votes will be counted as present at the meeting in determining whether or not the quorum requirement has been satisfied. The affirmative vote of a majority of the votes cast at the Graham-Field Special Meeting is required to approve each of the Proposals. Accordingly, abstentions will have the effect of a vote against each of the Proposals, but broker non-votes will have no effect in determining whether any of the Proposals has received the requisite number of affirmative votes by Graham-Field stockholders.

     BIL AND MR. SELINGER, WHO COLLECTIVELY OWN SHARES REPRESENTING APPROXIMATELY 37% OF THE VOTING POWER OF THE OUTSTANDING SHARES OF GRAHAM-FIELD CAPITAL STOCK, HAVE AGREED WITH THE FUQUA FAMILY STOCKHOLDERS TO VOTE THEIR SHARES FOR THE ADOPTION OF THE SHARE ISSUANCE PROPOSAL AND HAVE INDICATED THEIR INTENTION TO VOTE THEIR SHARES IN FAVOR OF THE ADOPTION OF EACH OF THE OTHER PROPOSALS. THE OTHER DIRECTORS AND EXECUTIVE OFFICERS OF GRAHAM-FIELD AND THEIR AFFILIATES OWN BENEFICIALLY (EXCLUDING UNEXERCISED OPTIONS) LESS THAN ONE PERCENT OF THE VOTING POWER OF THE OUTSTANDING SHARES OF GRAHAM-FIELD CAPITAL STOCK ENTITLED TO VOTE AT THE GRAHAM-

FIELD SPECIAL MEETING. THESE DIRECTORS AND EXECUTIVE OFFICERS HAVE INDICATED THEIR INTENTION TO VOTE SUCH SHARES FOR THE ADOPTION OF EACH OF THE PROPOSALS.

     Proxies. All shares of Graham-Field Common Stock which are represented by a properly executed proxy received prior to or at the Graham-Field Special Meeting will, unless such proxies have been revoked, be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed Graham-Field proxy, such shares will be voted FOR the Share Issuance Proposal, the Incentive Program Proposal and the Postponement Proposal. A Graham-Field stockholder may revoke a proxy at any time prior to the Graham-Field Special Meeting by delivering to the Secretary of Graham-Field a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending such meeting and voting in person.

     The Graham-Field Special Meeting may be adjourned to another date and/or place for any proper purpose (including, without limitation, if the Postponement Proposal is adopted, for the purpose of soliciting additional proxies).

     APPROVAL OF THE INCENTIVE PROGRAM PROPOSAL IS NOT A CONDITION TO GRAHAM-FIELD'S OBLIGATION TO CONSUMMATE THE MERGER. HOWEVER, IN THE EVENT THAT THE MERGER IS NOT CONSUMMATED FOR ANY REASON, THE INCENTIVE PROGRAM PROPOSAL WILL BE EFFECTED IF APPROVED BY THE STOCKHOLDERS AT THE GRAHAM-FIELD SPECIAL MEETING.

GRAHAM-FIELD PROXY SOLICITATION

     In addition to soliciting proxies by mail, proxies may also be solicited by the directors, officers and employees of Graham-Field (who will receive no additional compensation therefor in addition to their regular salaries and fees) by telephone, telegram, facsimile transmission or other electronic communication methods or in person. All expenses of soliciting proxies from Graham-Field stockholders will be borne by Graham-Field. Banks brokerage firms and other custodians who hold shares of Graham-Field Common Stock in their name or custody or in the name of nominees for others will be reimbursed by Graham-Field for their reasonable expenses incurred in forwarding proxy solicitation materials to those persons for whom they hold such shares. In addition, Graham-Field has retained Georgeson & Company Inc. to aid in the solicitation of proxies in connection with the Graham-Field Special Meeting. The fee of such firm is $5,000 plus reimbursement for reasonable out-of-pocket expenses.

                     FUQUA SOLICITATION OF WRITTEN CONSENTS

ACTION BY WRITTEN CONSENT; PURPOSE; FUQUA RECORD DATE

     This Proxy Statement/Consent Solicitation Statement/Prospectus is being furnished to stockholders of Fuqua in connection with the solicitation by the Fuqua Board of written consents to approve and adopt the Merger Agreement. As a result of the Merger, Fuqua will become a wholly-owned subsidiary of Graham-Field.

     In lieu of a special meeting of stockholders of Fuqua, action to approve and adopt the Merger Agreement will be taken by written consent. The Merger will be consummated as soon as practicable after (i) consents have been received and not revoked representing the number of shares of Fuqua Common Stock required to approve and adopt the Merger Agreement and (ii) the Merger has been approved at the Graham-Field Special Meeting. Notwithstanding the foregoing, written consents to approve and adopt the Merger Agreement shall only be effective if the number of consents required to approve and adopt the Merger Agreement are delivered to Fuqua within 60 days of the date of the earliest consent delivered to Fuqua. In order to conduct the consent solicitation in an orderly manner, Fuqua stockholders are urged to return a form of consent by 11:00 a.m., New York City time, on December 30, 1997, or such other date as the Fuqua Board may establish.

     The Fuqua Board has fixed the close of the business on December 9, 1997 as the record date for the determination of stockholders entitled to consent to the proposal to approve and adopt the Merger Agreement.

CONSENTS REQUIRED

     Written consents from the holders of a majority of the shares of Fuqua Common Stock outstanding on the Fuqua Record Date are required to approve and adopt the Merger Agreement. Only stockholders of record at the close of business on the Fuqua Record Date are entitled to consent to the proposal to approve and adopt the Merger Agreement. As of the Fuqua Record Date, 4,482,709 shares of Fuqua Common Stock were issued and outstanding and entitled to consent to the proposal to approve and adopt the Merger Agreement. Abstentions and broker non-votes will have the effect of a vote against the approval and adoption of the Merger Agreement.

     THE FUQUA FAMILY STOCKHOLDERS AND THE MINOTTO STOCKHOLDERS, WHO COLLECTIVELY OWN APPROXIMATELY 46% OF THE OUTSTANDING SHARES OF FUQUA COMMON STOCK, HAVE AGREED WITH GRAHAM-FIELD TO VOTE OR TO EXECUTE WRITTEN CONSENTS WITH RESPECT TO ALL OF THEIR SHARES IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. THE OTHER DIRECTORS AND EXECUTIVE OFFICERS OF FUQUA AND THEIR AFFILIATES OWN BENEFICIALLY (EXCLUDING UNEXERCISED OPTIONS) LESS THAN ONE PERCENT OF THE OUTSTANDING SHARES OF FUQUA COMMON STOCK. THESE DIRECTORS AND EXECUTIVE OFFICERS HAVE INDICATED THEIR INTENTION TO EXECUTE WRITTEN CONSENTS WITH RESPECT TO SUCH SHARES IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     FUQUA STOCKHOLDERS WHO FAIL TO PROPERLY EXECUTE AND RETURN A CONSENT FORM WITH RESPECT TO THEIR SHARES OF FUQUA COMMON STOCK WILL IN EFFECT BE VOTING AGAINST THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

USE AND REVOCATION OF CONSENT FORMS

     Shares of Fuqua Common Stock which are represented by properly executed, dated and returned consent forms will be given effect in accordance with the direction thereon, unless such consent forms shall have previously been properly revoked. If no direction is indicated, the shares of Fuqua Common Stock represented by such form shall be deemed to have consented to the approval and adoption of the Merger Agreement. A stockholder who has delivered a consent form may revoke it at any time before unrevoked consents representing the requisite number of shares of Fuqua Common Stock required to approve and adopt the Merger Agreement are delivered by the Fuqua Board to Fuqua. The Fuqua Board presently intends to deliver the written consents immediately following approval of the Merger at the Graham-Field Special Meeting. Consents may be revoked by delivering a written notice of revocation of such consent, or by submission of a properly executed consent form bearing a later date than the consent form being revoked, to the Corporate Secretary of Fuqua at One Atlantic Center, Suite 5000, West Peachtree Street, N.W., Atlanta, Georgia 30309.

FUQUA CONSENT SOLICITATION

     In addition to soliciting consents by mail, consents may also be solicited by the directors, officers and employees of Fuqua (who will receive no additional compensation therefor in addition to their regular salaries and fees) by telephone, telegram, facsimile transmission or other electronic communication methods or in person. All expenses of soliciting consents from Fuqua stockholders will be borne by Fuqua. Banks, brokerage firms and other custodians who hold shares of Fuqua Common Stock in their name or custody or in the name of nominees for others will be reimbursed by Fuqua for their reasonable expenses incurred in forwarding consent solicitation materials to those persons for whom they hold such shares. In addition, Fuqua has retained Georgeson & Company Inc. to aid in the solicitation of consents in connection with the approval and adoption of the Merger Agreement. The fee of such firm is $5,000 plus reimbursement for reasonable out-of-pocket expenses.

                                   THE MERGER

     The description of the Merger Agreement set forth below is a summary of the material terms of the Merger Agreement, which is attached as Annex A to this Proxy Statement/Consent Solicitation Statement/Prospectus and is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

BACKGROUND OF THE MERGER

     On March 26, 1997, Mr. Selinger met with J.B. Fuqua, the then Chairman of the Board of Fuqua, J. Rex Fuqua, the then Vice Chairman of the Board, and John
J. Huntz, Jr., the Executive Vice President and Chief Operating Officer of Fuqua, to discuss the respective business strategies of the companies and the potential merger of the Medical Products Operations with Graham-Field. This meeting was initiated in a telephone call placed by Mr. Huntz to Mr. Selinger. Based on such discussions and the potential benefits and synergies that could be derived from the business combination between Graham-Field and the Medical Products Operations, the parties agreed to conduct further discussions. During the week of April 7, 1997, Mr. Selinger provided an initial offer to J.B. Fuqua for the acquisition of Fuqua in a merger transaction in which each share of Fuqua Common Stock would be exchanged for two shares of Graham-Field Common Stock. As a result of the indications of interest expressed by Graham-Field and another party with respect to the Medical Products Operations, Fuqua concluded that it would be advisable to determine and consider the strategic alternatives that might be available to Fuqua with respect to the Medical Products Operations and the Leather Operations. In this regard, on April 4, 1997, after considering several investment banking firms, Fuqua engaged DLJ to assist the Fuqua Board in evaluating the strategic alternatives that might be available to Fuqua. On or about April 30, 1997, Mr. Selinger was advised that Fuqua did not accept his offer because Fuqua's management wanted to evaluate such an offer in the context of a deliberate process.

     During April and May 1997, representatives of DLJ met with Fuqua executives and managers of the Medical Products Operations and Leather Operations to gather information concerning Fuqua's businesses. At a June 12, 1997 meeting of the Fuqua Board, representatives of DLJ made a presentation concerning the strategic alternatives available to Fuqua. The strategic alternatives identified were to
(i) not sell either the Medical Products Operations or the Leather Operations and commit to integrating and growing the Medical Products Operations; (ii) sell the Medical Products Operations and thereafter sell the Leather Operations; and
(iii) sell the Medical Products Operations, but not the Leather Operations and either grow the Leather Operations through acquisitions of leather and related businesses or use the Leather Operations as a financing source for a new corporate development strategy. At this meeting, the Fuqua Board authorized the executive officers of Fuqua and DLJ to prepare appropriate materials and to contact parties on a confidential basis that might have an interest in acquiring the Medical Products Operations.

     In June 1997, DLJ contacted nine parties concerning their possible interest in acquiring the Medical Products Operations. DLJ selected the nine parties contacted based on its industry experience and knowledge related to complementary and competing product lines, potential strategic fit and interest, prospects for completing a transaction successfully and discussions with Fuqua executives. Thereafter, Fuqua entered into confidentiality agreements with five potential buyers of the Medical Products Operations (including Graham-Field) and distributed confidential offering memorandums to these parties. During June and July 1997, Fuqua executives and representatives of DLJ made presentations to four parties concerning the Medical Products Operations and had discussions concerning the possible acquisition of Fuqua as a whole. By the end of July 1997, three parties, including Graham-Field, had indicated interests in various possible transactions encompassing the acquisition of all or a portion of the Medical Products Operations or Fuqua as a whole. One of the parties other than Graham-Field had indicated an interest in acquiring the Medical Products Operations in a valuation range of $95 million to $115 million, and the other party had expressed an interest in acquiring certain product lines of the Medical Products Operations but did not indicate a proposed price or make a formal offer.

     On July 25, 1997, Graham-Field submitted its preliminary indication of interest for the acquisition of Fuqua (the "Preliminary Indication of Interest"), which provided that each share of Fuqua Common Stock would be exchanged for two shares of Graham-Field Common Stock. Following Fuqua's receipt of the Preliminary Indication of Interest and the entering into of an additional confidentiality agreement dated August 19, 1997 with respect to information to be provided concerning Graham-Field, Graham-Field and Fuqua conducted mutual due diligence, including a review of each other's business plans, manufacturing and distribution facilities, environmental and regulatory affairs, information and computer systems, financial budgets and capital requirements. During the due diligence process, additional discussions ensued concerning the terms of the proposed transaction.

     Following completion of the due diligence process, Graham-Field submitted, subject to, among other things, Graham-Field Board approval, its revised indication of interest (the "Revised Indication of Interest") on or about August 8, 1997. The Revised Indication of Interest provided that Graham-Field would acquire Fuqua in a "pooling of interests" merger transaction, pursuant to which each share of Fuqua Common Stock would be exchanged for shares of Graham-Field Common Stock with an aggregate value of $30 per share, subject to certain collar protections. On August 13, 1997, the Graham-Field Board met to consider the terms contained in the Revised Indication of Interest, which meeting was attended by members of Graham-Field's senior management, representatives of Smith Barney, and representatives of Ernst & Young LLP, Graham-Field's independent accountants. The Graham-Field Board reviewed and considered, among other things, the background of the proposed business combination, the risks associated with the proposed transaction, the due diligence findings, Graham-Field's strategic alternatives, the financial aspects of the proposed business combination, and the terms of the draft documentation. At such meeting, Smith Barney also reviewed with the Graham-Field Board certain valuation methodologies to be utilized by Smith Barney in connection with its financial analysis of the proposed business combination. After such discussion, the Graham-Field Board authorized senior management to continue negotiations with Fuqua, and recommended that senior management explore certain strategic alternatives with respect to the possible divestiture of the Leather Operations. Although the Graham-Field Board considered the Leather Operations an asset, the Graham-Field Board viewed the Leather Operations as unrelated to Graham-Field's primary and core business and, accordingly, determined that the Leather Operations should be disposed of as soon as reasonably practicable following any business combination with Fuqua. Consequently, Graham-Field and Fuqua determined that the proposed acquisition would not be eligible to be accounted for as a "pooling of interests."

     During the week of August 25, 1997, extensive discussions ensued between J. Rex Fuqua and Mr. Selinger concerning various terms of the proposed transaction, including the purchase price, "lock-up" arrangements, standstill arrangements and voting agreements for the Fuqua Family Stockholders and Mr. Minotto, and Graham-Field Board representation for the Fuqua Family Stockholders. During such conversations, J. Rex Fuqua and Mr. Selinger tentatively discussed an exchange ratio pursuant to which each share of Fuqua Common Stock would be exchanged for
2.1 shares of Graham-Field Common Stock, subject to downward adjustment in the event the average stock price of the Graham-Field Common Stock for the 10-day period ending two days prior to the consummation of the proposed business combination exceeded $17.62, and to upward adjustment in the event that such average stock price fell below $13.09. In connection with this discussion, J. Rex Fuqua agreed to modify the management agreement between Fuqua and Fuqua Capital Corporation ("Capital") dated April 10, 1989, as amended (the "Management Agreement") to accelerate the expiration date. See "-- Interests of Certain Persons in the Merger -- Related Party Contracts and Transactions."

     On August 28, 1997, the Fuqua Board met to receive a report on the status of discussions concerning the interest of Graham-Field and other parties with respect to the Medical Products Operations and Fuqua. At this meeting, Fuqua executives and representatives of DLJ made presentations concerning the status of discussions with Graham-Field and other interested parties, one of which had expressed an interest in the Medical Products Operations only and a second of which had expressed an interest in certain product lines of the Medical Products Operations. DLJ also described to the Fuqua Board various valuation methodologies to be utilized by DLJ in connection with its financial analysis of any proposed transaction. Alston & Bird LLP, Fuqua's outside counsel, also advised the Fuqua Board concerning its fiduciary duties under applicable law. The Fuqua Board instructed the Fuqua executives to continue discussions with Graham-Field.

     On September 2, 1997, representatives of the two companies, including J. Rex Fuqua, Mr. Selinger, representatives of DLJ and Smith Barney and various legal representatives of the two companies and the Fuqua Family Stockholders and Mr. Minotto, met to discuss the terms for the proposed transaction and to consider appropriate "lock-up" arrangements, standstill arrangements and voting agreements for the Fuqua Family Stockholders and Mr. Minotto. During the evening of September 2, 1997, at a meeting attended by Rodney F. Price, a managing director of BIL and a director of Graham-Field, Mr. Selinger, J. Rex Fuqua and Mr. Huntz, Mr. Selinger agreed to increase the $13.09 lower threshold for the proposed exchange ratio to $13.5714, and Mr. Fuqua, on behalf of the Fuqua Family Stockholders, agreed to vote their shares of Fuqua Common Stock in favor of the transaction. Additional issues agreed upon included certain limitations with respect to the acquisition of additional shares of Graham-Field Common Stock by the Fuqua Family Stockholders, as well as Graham-Field Board representation for the Fuqua Family Stockholders and certain standstill agreements. Subsequently, Mr. Minotto agreed to vote his shares of Fuqua Common Stock in favor of the transaction.

     On September 5, 1997, the Graham-Field Board reconvened to consider the final terms of the transaction. After consideration of the final terms and receipt of Smith Barney's opinion described below as to the fairness of the Exchange Ratio from a financial point of view to Graham-Field (see "-- Opinions of Financial Advisors -- Smith Barney"), the Graham-Field Board unanimously approved the Merger and the transactions contemplated thereby.

     Also on September 5, 1997, the Fuqua Board met to consider the final terms of the transaction. The Fuqua Board received presentations from certain Fuqua executives, representatives of DLJ and Alston & Bird and considered various matters, including in particular those described under "-- Reasons for the Merger; Recommendations of the Boards of Directors -- Fuqua." After consideration of the final terms of the transaction and the receipt of DLJ's opinion described below as to the fairness of the Exchange Ratio from a financial point of view to the stockholders of Fuqua (see "-- Opinions of Financial Advisors -- DLJ"), the Fuqua Board unanimously approved the Merger, the Merger Agreement and the transactions contemplated thereby.

     Definitive documentation was executed and delivered by the parties after the close of the market on Friday, September 5, 1997. On Monday morning, September 8, 1997, Graham-Field and Fuqua issued press releases announcing the final terms of the Merger and the signing of the definitive documentation.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     Graham-Field. The Graham-Field Board has unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Graham-Field and its stockholders. In reaching its decision to recommend and approve the Merger Agreement, the Graham-Field Board consulted with management, as well as its financial, accounting and legal advisors, and considered, among other things, the following factors (which are all the material factors that the Graham-Field Board considered) in reaching its conclusion to unanimously approve the Merger Agreement and the transactions contemplated thereby:

          (i) the judgment, advice and analyses of Graham-Field management;

          (ii) the respective financial condition, results of operations and cash flows of Graham-Field and Fuqua, both on a historical and a prospective basis, including the tax and accounting consequences of the potential divestiture of the Leather Operations;

          (iii) historical market prices and trading information with respect to Graham-Field Common Stock and Fuqua Common Stock;

          (iv) the fact that the Merger will further several strategic objectives of Graham-Field, including enhancing Graham-Field's Consolidation Advantage Program, making Graham-Field one of the leading suppliers of durable medical products in the healthcare industry;

          (v) the strategic benefits that can be derived from the combination of Graham-Field and Fuqua, which the Graham-Field Board expects to position the combined company as a significant competitor in the healthcare industry and enable Graham-Field to compete more effectively in the marketplace, including the belief that (A) Graham-Field's distribution network and advanced technology will provide significant growth opportunities for Fuqua's proven manufacturing capabilities and well-established product lines, (B) Fuqua broadens Graham-Field's product line and enhances Graham-Field's manufacturing and research and development capabilities, (C) Fuqua is among the leading suppliers of many of its product lines, including long-term care medical beds, specialty seating products, bathroom safety products, vacuum pumps and heat and cold packs, (D) Graham-Field will be able to utilize existing relationships of Fuqua to cross-sell products to nursing home care customers, a virtually untapped marketplace for Graham-Field, (E) integration and cross-selling opportunities between the companies will present significant growth opportunities for Graham-Field, (F) the combination will enhance Graham-Field's gross profit margin in an amount estimated to be $500,000 on an annual basis, with respect to the sale of patient aids and bathroom accessories, and (G) the combination will create a stronger and more formidable company with a broader portfolio of products, which will be positioned to capitalize on the strong growth opportunities in the rapidly changing healthcare industry;

          (vi) the synergies, cost savings and economies of scale which the Graham-Field Board expects to be achieved through the operation of Fuqua as part of a combined entity with Graham-Field, including the elimination of
     (a) duplicate distribution and corporate headquarters and manufacturing facilities, resulting in estimated savings of approximately $7.5 million on an annual basis, (b) outside processing costs and direct labor savings associated with the elimination of a manufacturing facility, resulting in estimated savings of approximately $650,000 on an annual basis, and (c) duplicate selling, marketing, general and administrative expenses resulting in estimated savings of approximately $2.5 million on an annual basis;

          (vii) the determination by the Graham-Field Board that, based on its review of management's financial analysis, the issuance of Graham-Field Common Stock as contemplated by the Merger Agreement will be accretive in an amount estimated to be $.05 to Graham-Field's earnings per share in 1998 on a pro forma basis in view of the increased revenues and profits to be derived by Graham-Field from the Merger;

          (viii) Smith Barney's presentation to the Graham-Field Board of the various elements of its financial and comparative analyses of the companies, individually and on a combined basis, and of their industries as described in greater detail under "-- Opinions of Financial
     Advisors -- Smith Barney" and the opinion of Smith Barney to the Graham-Field Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair from a financial point of view to Graham-Field;

          (ix) the risks associated with the acquisition of the Leather Operations, including that the Leather Operations represent approximately 50% of the revenues and cash flow of Fuqua, that the Leather Operations are dependent upon two significant customers, the Leather Operations' impact on Graham-Field's pro forma earnings multiple and the possible earnings multiple contraction due to the fact that the Leather Operations represent a lower growth business than the Medical Products Operations, the risk associated with Graham-Field's desire to sell the Leather Operations as soon as possible following the Effective Time and the environmental concerns associated with the Leather Operations;

          (x) the fact that Fuqua's Medical Products Operations have been operating as three separate and distinct entities, with minimal synergies or benefits of integration;

          (xi) the acquisition of Fuqua would be the largest acquisition by Graham-Field to date, and the difficulties, risks and concerns associated with the integration of the Medical Products Operations with the operations of Graham-Field;

          (xii) the terms and conditions of the Merger Agreement, including the $37.00 per share cap on the value of the shares of Graham-Field Common Stock to be issued in exchange for each share of Fuqua Common Stock in the Merger, and the fact that Fuqua is not entitled to terminate the Merger Agreement in the event of a competing third-party offer;

          (xiii) the terms and conditions of the Stockholders Agreement and the Voting Agreement, including the Fuqua Family Stockholders' and Mr. Minotto's agreement to vote or to execute written consents with respect to all of their shares of Fuqua Common Stock in favor of the Merger, and the standstill obligations of the Fuqua Family Stockholders contained in the Stockholders Agreement as well as the transfer restrictions contained therein with respect to the shares of Graham-Field Common Stock to be acquired by the Fuqua Family Stockholders pursuant to the Merger Agreement; and

          (xiv) the decision of Graham-Field's largest stockholder, BIL, to support the Merger by committing in the Stockholders Agreement to vote its shares in favor of the Merger.

     The Graham-Field Board believes that all of the factors listed above support the fairness of the Merger to Graham-Field and its stockholders and believes that all such factors support its recommendation that stockholders vote in favor of the Share Issuance Proposal, except for the factors described in clauses (ix), (x) and (xi) above, which the Graham-Field Board believes are outweighed by the current and potential benefits to be achieved by Graham-Field from the consummation of the Merger based on the other factors described above. After considering all of the foregoing factors, and weighing the current and potential benefits to Graham-Field from the Merger against the risks and potential negative factors described above, the Graham-Field Board concluded that a combination with Fuqua, on the terms set forth in the Merger Agreement and the related documentation, is in the best interests of Graham-Field and its stockholders. Due to the wide variety of factors considered in conjunction with its evaluation of the Merger, the Graham-Field Board did not find it possible to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors in rendering its determination. The Graham-Field Board did not conduct an independent financial analysis in arriving at its conclusion, but relied upon the financial analysis conducted by management.

     THE GRAHAM-FIELD BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF GRAHAM-FIELD VOTE "FOR" APPROVAL OF THE SHARE ISSUANCE PROPOSAL.

     Fuqua. On September 5, 1997, the Fuqua Board unanimously determined that the Merger, the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Fuqua and its stockholders. Accordingly, the Fuqua Board approved such transactions and recommended that the stockholders of Fuqua approve and adopt the Merger Agreement and the transactions contemplated thereby. In determining to recommend approval and adoption of the Merger Agreement and the transactions contemplated thereby and in approving the Merger Agreement, the Fuqua Board considered a number of factors, including, but not limited to, the following (which are all the material factors that the Fuqua Board considered):

          (i) the possible difficulty in realizing the growth potential of the value of the Fuqua Common Stock if Fuqua were to remain independent as a result of a number of factors, including increased competition as a result of widespread consolidation of medical product businesses in the acute, long-term and home healthcare industries (collectively, the "Medical Products Industry"), the potential inability of Fuqua to expand its market share and profitability and the increasing costs of meeting higher customer service demands;

          (ii) the potential for synergies from combining Fuqua with Graham-Field, which the Fuqua Board believes would have a favorable impact on long-term value for Fuqua stockholders by:

             (a) enhancing Fuqua's ability to compete with other larger manufacturers of medical, surgical and healthcare products;

             (b) complementing Fuqua's business with Graham-Field's advanced distribution and sales network and technology systems in North America in order to expand the distribution of Fuqua's products into a broader range of markets;

             (c) realizing cost savings resulting from the integration and consolidation of administrative overhead and manufacturing operations and economies of scale (in particular the following: (1) that the elimination of Fuqua's corporate overhead could generate up to $3.8 million in savings, (2) that the consolidation of certain facilities could generate approximately $3.0 million in savings, (3) that the replacement of Graham-Field's medical bed purchasing arrangements with beds manufactured by Fuqua could generate up to $1.0 million in savings and (4) an analysis of the pro forma effects of the projected earnings per share of Graham-Field resulting from the Merger assuming annual recurring synergies as described under "-- Opinions of Financial
        Advisors -- DLJ -- EPS Impact Analysis"); and

             (d) providing greater product diversification through Graham-Field's expansive and diverse product line and the opportunity for Fuqua and Graham-Field to provide an expanded product line and services to each other's existing customers;

          (iii) discussions with DLJ regarding the industries in which Fuqua operates and the financial condition and results of operations of Fuqua and its competitors;

          (iv) the presentations of DLJ described below under "-- Opinions of Financial Advisors -- DLJ" and its written opinion dated September 5, 1997 to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Exchange Ratio is fair to the stockholders of Fuqua from a financial point of view;

          (v) the Merger consideration to be received by Fuqua stockholders, including (a) the Exchange Ratio, which represented a premium of 59.9% over the market price of Fuqua Common Stock at the close of business on August 4, 1997 and a premium of 42.5% over the market price of Fuqua Common Stock at the close of business on September 3, 1997, (b) the $28.50 per share floor and $37.00 per share cap on the value of the shares of Graham-Field Common Stock to be issued in a tax-free transaction in exchange for each share of Fuqua Common Stock in the Merger, and (c) the fact that the Merger consideration was the subject of arm's-length negotiations between members of the management of Fuqua and Graham-Field and certain significant holders of Fuqua Common Stock and Graham-Field Common Stock;

          (vi) the absence of available alternative transactions that appeared likely to offer Fuqua stockholders immediate or long-term economic benefits comparable or superior to the Merger on the basis of Fuqua's and DLJ's diligent efforts to explore and develop such alternative transactions;

          (vii) the fact that Fuqua Common Stock is thinly traded, making it less likely to receive the benefits of ownership by large institutional investors who generally have a need for liquidity in their investments (in particular, the average daily trading volume of Fuqua for the 60 day period prior to September 5, 1997 was 7,710 shares as compared to an average daily trading volume of 118,228 shares for Graham-Field during the same period);

          (viii) the determination that, based on their knowledge of the future prospects and the current conditions of the Medical Products Industry in the United States, Mexico and Canada and the competitive positions of each of Fuqua and Graham-Field in the Medical Products Industry, the combination would create a company that would be better positioned to compete in the Medical Products Industry;

          (ix) the terms and conditions of the Stockholders Agreement and the agreement of the various parties to that agreement to vote or execute written consents with respect to all of their respective shares of Graham-Field Common Stock and Fuqua Common Stock in favor of the Merger;

          (x) the terms and conditions of the Voting Agreement and Mr. Minotto's agreement to vote or execute a written consent with respect to all of his shares of Fuqua Common Stock in favor of the Merger;

          (xi) the receipt of Graham-Field Common Stock would not be taxable for Federal income tax purposes;

          (xii) the consummation of the Merger is conditioned upon the affirmative approval of the stockholders of Fuqua;

          (xiii) the judgment, advice and analyses provided by Fuqua's management;

          (xiv) the price to earnings ratio of Graham-Field Common Stock (which was 39:1 on September 5, 1997, based on 1997 earnings estimates);

          (xv) certain risks associated with Graham-Field and the Merger as set forth under "RISK FACTORS";

          (xvi) the legal advice of Fuqua's outside counsel with respect to the terms of the Merger Agreement, the Stockholders Agreement and the Voting Agreement;

          (xvii) the advice of DLJ with respect to the terms of the Merger Agreement, the Stockholders Agreement and the Voting Agreement; and

          (xviii) the regulatory approvals required in connection with the Merger, including the risks and uncertainties associated with obtaining the same.

     In light of the Fuqua Board's knowledge of the business and operations of Fuqua and its business judgment, the Fuqua Board considered and evaluated each of the factors listed above during the course of its deliberations prior to approving the Merger Agreement. In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Fuqua Board found it impracticable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in making its determinations, except that the Fuqua Board regarded as particularly significant the factors described in paragraphs (i), (ii) and (v) above.

     After considering all of the foregoing factors, the Fuqua Board concluded that a combination with Graham-Field, on the terms set forth in the Merger Agreement and the related documentation, is fair to and in the best interests of Fuqua and its stockholders. The Fuqua Board believes that the factors listed above, when considered together, support the fairness of the Merger to Fuqua and its stockholders and the Fuqua Board believes that such factors, when considered together, support its recommendation that Fuqua stockholders vote for approval of the Merger Agreement.

     THE FUQUA BOARD HAS UNANIMOUSLY CONCLUDED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF FUQUA AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF FUQUA CONSENT TO THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. FUQUA STOCKHOLDERS SHOULD BE AWARE THAT THE FUQUA FAMILY STOCKHOLDERS AND CERTAIN MEMBERS OF THE FUQUA BOARD AND MANAGEMENT HAVE CERTAIN INTERESTS IN THE MERGER THAT ARE IN ADDITION TO THOSE OF OTHER STOCKHOLDERS OF FUQUA. SEE "THE MERGER -- INTERESTS OF CERTAIN PERSONS IN THE MERGER."

OPINIONS OF FINANCIAL ADVISORS

     Smith Barney. On September 12, 1996, Smith Barney was retained by Graham-Field to act as its exclusive financial advisor in connection with one or more potential transactions, including acquisition transactions. In connection with the proposed Merger, Graham-Field requested that Smith Barney evaluate the fairness, from a financial point of view, to Graham-Field of the consideration to be paid by Graham-Field in the Merger. On September 5, 1997, at a meeting of the Graham-Field Board held to evaluate the proposed Merger, Smith Barney delivered an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated September 5, 1997) to the Graham-Field Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to Graham-Field.

     In arriving at its opinion, Smith Barney reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Graham-Field and certain senior officers and other representatives and advisors of Fuqua concerning the businesses, operations and prospects of Graham-Field and Fuqua. Smith Barney examined certain publicly available business and financial information relating to Graham-Field and Fuqua as well as certain financial forecasts and other information and data for Graham-Field and Fuqua which were provided to or otherwise discussed with Smith Barney by the respective managements of Graham-Field and Fuqua, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. Smith Barney reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Graham-Field Common Stock and Fuqua Common Stock; the historical and projected earnings and other operating data of Graham-Field and Fuqua; and the capitalization and financial condition of Graham-Field and Fuqua. Smith Barney also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which Smith Barney considered relevant in evaluating the Merger, and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Smith Barney considered relevant in evaluating those of Graham-Field and Fuqua. Smith Barney also evaluated the potential pro forma financial impact of the Merger on Graham-Field, both before and after giving effect to the disposition of the Leather Operations, which management of Graham-Field advised Smith Barney are currently expected to be sold after consummation of the proposed Merger. In addition to the foregoing, Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as Smith Barney deemed appropriate in arriving at its opinion. Smith Barney noted that its opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Smith Barney as of the date of its opinion.

     In rendering its opinion, Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Smith Barney. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Smith Barney, the managements of Graham-Field and Fuqua advised Smith Barney that such forecasts and other information and data were reasonably prepared reflecting the best currently available estimates and judgments of the respective managements of Graham-Field and Fuqua as to the future financial performance of Graham-Field and Fuqua and the strategic implications and operational benefits anticipated to result from the Merger. Smith Barney assumed, with the consent of the Graham-Field Board, that the Merger will be treated as a tax-free reorganization for Federal income tax purposes. The opinion of Smith Barney, as set forth therein, relates to the relative values of Graham-Field and Fuqua. Smith Barney did not express any opinion as to what the value of the Graham-Field Common Stock actually will be when issued to Fuqua stockholders pursuant to the Merger or the price at which the Graham-Field Common Stock will trade subsequent to the Merger. Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Graham-Field or Fuqua nor did Smith Barney make any physical inspection of the properties or assets of Graham-Field or Fuqua. Smith Barney was not requested to consider, and Smith Barney's opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Graham-Field or the effect of any other transaction in which Graham-Field might engage. Although Smith Barney evaluated the Exchange Ratio from a financial point of view, Smith Barney was not asked to and did not recommend the specific consideration payable in the Merger, which was determined through negotiations between Graham-Field and Fuqua. No other limitations were imposed by Graham-Field on Smith Barney with respect to the investigations made or procedures followed by Smith Barney in rendering its opinion.

     THE FULL TEXT OF THE WRITTEN OPINION OF SMITH BARNEY DATED SEPTEMBER 5, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX G AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. SMITH BARNEY HAS CONSENTED TO THE INCLUSION OF ITS OPINION LETTER AS ANNEX G. IN GIVING SUCH CONSENT, SMITH BARNEY DOES NOT ADMIT THAT IT COMES WITHIN THE CATEGORY OF PERSONS WHOSE CONSENT IS REQUIRED UNDER
SECTION 7 OF THE SECURITIES ACT, OR THE RULES AND REGULATIONS OF THE SEC THEREUNDER, NOR DOES IT THEREBY ADMIT THAT IT IS AN EXPERT WITH RESPECT TO ANY PART OF THE REGISTRATION STATEMENT OF WHICH THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS IS A PART WITHIN THE MEANING OF THE TERM "EXPERTS" AS USED IN THE SECURITIES ACT, OR THE RULES AND REGULATIONS OF THE SEC THEREUNDER. THE OPINION OF SMITH BARNEY IS DIRECTED TO THE GRAHAM-FIELD BOARD AND RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO GRAHAM-FIELD, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE GRAHAM-FIELD SPECIAL MEETING. THE SUMMARY OF

THE OPINION OF SMITH BARNEY SET FORTH IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In preparing its opinion, Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Smith Barney's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Smith Barney made numerous assumptions with respect to Graham-Field, Fuqua, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Graham-Field and Fuqua. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Smith Barney's opinion and analyses were only one of many factors considered by the Graham-Field Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Graham-Field Board or management with respect to the Exchange Ratio or the proposed Merger.

     Selected Company Analysis. Using publicly available information, Smith Barney analyzed, among other things, the market values and trading multiples of Fuqua and 11 selected publicly traded companies in the medical distribution industry, consisting of: (i) two hospital/medical-surgery companies: Allegiance Corporation; and Owens & Minor Inc.; (ii) two physician office/medical surgery companies: Henry Schein, Inc. and Physician Sales & Service, Inc.; (iii) five long-term care/home care medical surgery companies: Gulf South Medical Supply, Inc.; Graham-Field; Invacare Corp.; Suburban Ostomy Supply Co, Inc.; and Sunrise Medical, Inc. (the "Long-Term/Home Care Medical Surgery Companies"); and (iv) two dental distribution companies: Patterson Dental Co.; and Sullivan Dental Products, Inc. (collectively, the "Selected Companies"). With respect to the Selected Companies, Smith Barney focused primarily on the Long-Term Care/Home Care Medical Surgery Companies, the operations of which Smith Barney considered to be the most comparable to Fuqua. Smith Barney compared market values as multiples of, among other things, estimated calendar 1998 net income, and adjusted market values (equity market value, plus debt and the book value of preferred stock, less cash and cash equivalents) as multiples of, among other things, latest 12 months earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"). Net income projections for the Selected Companies were based on estimates of selected investment banking firms and net income projections for Fuqua were based on internal estimates of the managements of Graham-Field and Fuqua. All multiples were based on closing stock prices as of August 3, 1997. Applying multiples for the Long-Term Care/Home Care Medical Surgery Companies (excluding outliers) of estimated calendar 1998 net income of 14.0x to 18.0x and latest 12 months EBITDA and EBIT of 9.0x to 11.0x and 11.0x to 15.0x, respectively, to corresponding financial data for Fuqua resulted in an equity reference range for Fuqua of approximately $28.04 to $38.14 per share, as compared to the equity value implied by the Exchange Ratio of approximately $34.39 per share based on the closing stock price of Graham-Field Common Stock on August 3, 1997.

     Selected Merger and Acquisition Transactions Analysis. Using publicly available information, Smith Barney reviewed, among other things, the implied transaction multiples paid or proposed to be paid in the following 27 selected transactions in the medical products and devices industry (acquiror/target):
Cardiotronics Systems, Inc./Ballard Medical Products; Medex Inc./Furon Company; Acquitron Medical Inc./Nellcor Puritan Bennett Inc.; Impra Inc./C.R. Bard, Inc.; Microtek Medical Inc./Isolyser Co. Inc.; Dynatech Laboratories Worldwide/Thermo Bioanalysis Corp.; Symbiosys Corp./Boston Scientific Corp.; White Knight Healthcare Inc./Isolyser Co. Inc.; Medrad Inc./Schering AG; Bird Medical Technologies Inc./Thermo

Electron Corp.; Becton Dickson and Co./Maxxim Medical Inc.; Cabot Medical Corp./Circon Corp.; Mitek Surgical Corp./Johnson & Johnson; NAMIC USA Corp./Pfizer Inc.; Orthomet Inc./Wright Medical Technology Products, Inc.; Cardiovascular Imaging Systems/Boston Scientific Corporation; Diasonics Ultrasound, Inc./Elbit Ltd.; Kirschner Medical Corp./Biomet Inc.; Coromtrics Medical Systems/Marquette Electronics Inc. USA; Interspec Inc./Advanced Technologies Laboratories Inc.; Webster Laboratories Inc./Cordis Corp.; Stuart Medical Inc./Owens & Minor Inc.; Electromedics Inc./Medtronic Inc.; Edward Weck Inc./Teleflex Inc.; Costar Corp./Corning Inc.; De Vilbiss Health Care/Sunrise Medical Inc.; and Nicolet Instruments Corporation/Thermo Electron Corp. (collectively, the "Selected Transactions") Smith Barney compared, among other things, adjusted market values (equity market value, plus debt and the book value of preferred stock, less cash and cash equivalents) as multiples of latest 12 months EBIT and EBITDA. Applying multiples for the Selected Transactions (excluding outliers) of latest 12 months EBITDA and EBIT of 9.0x to 11.0x and 9.5x to 13.5x, respectively, to corresponding financial data for Fuqua resulted in an equity reference range for Fuqua of approximately $24.61 to $35.46 per share, as compared to the equity value implied by the Exchange Ratio of approximately $34.39 per share based on the closing stock price of Graham-Field Common Stock on August 3, 1997.

     No company or business used in the "Selected Company Analysis" or "Selected Merger and Acquisition Transactions Analysis" as a comparison is identical to Graham-Field, Fuqua or the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Companies, the Selected Transactions or the business segment, company or transaction to which they are being compared.

     Discounted Cash Flow Analysis. Smith Barney performed a consolidated discounted cash flow analysis of Fuqua, both before and after giving effect to certain cost savings and other potential synergies anticipated by the management of Graham-Field to result from the Merger, for fiscal years 1998 through 2001, based on internal estimates of the managements of Graham-Field and Fuqua. In arriving at a consolidated discounted cash flow analysis of Fuqua, Smith Barney performed a discounted cash flow analysis of Fuqua's two business units -- the Medical Products Operations and the Leather Operations. The stand-alone discounted cash flow analysis of each division was determined by (i) adding (x) the present value of projected free cash flows of each division over the four-year period from 1998 to 2001 and (y) the present value of each division's estimated terminal value in year 2001 and (ii) subtracting the current net debt of Fuqua. The range of the terminal value for Fuqua on a consolidated basis was calculated by applying blended terminal multiples ranging from 7.7x to 9.3x (based on terminal multiples ranging from 9.0x to 11.0x for the Medical Products Operations and 5.5x to 6.5x for the Leather Operations) to projected 2001 EBITDA, representing Fuqua's estimated value beyond the year 2001. The cash flows and estimated terminal values of Fuqua were then discounted to present value using discount rates ranging from 11.0% to 15.0%. Based on such terminal value multiples and discount rates, this analysis resulted in an equity reference range for Fuqua of approximately $32.14 to $46.85 per share (before giving effect to certain cost savings and other potential synergies anticipated by the management of Graham-Field to result from the Merger) and approximately $47.26 to $66.56 per share (after giving effect to certain cost savings and other potential synergies anticipated by the management of Graham-Field to result from the Merger), as compared to the equity value implied by the Exchange Ratio of approximately $34.39 per share based on the closing stock price of Graham-Field Common Stock on August 3, 1997.

     Contribution Analysis. Smith Barney analyzed the respective contributions of Graham-Field and Fuqua to the estimated EBITDA, EBIT and net income of the combined company for fiscal years 1998 to 2001, based on internal estimates of the managements of Graham-Field and Fuqua, both before and after giving effect to the potential disposition by Graham-Field of Fuqua's Leather Operations and to certain cost savings and other potential synergies anticipated by the management of Graham-Field to result from the Merger. Assuming the Leather Operations were not sold, this analysis indicated that (i) before giving effect to such cost savings and other potential synergies, Graham-Field would contribute approximately 63.0% of EBITDA, 65.3% of EBIT and 63.2% of net income of the combined company in fiscal year 1998, approximately 66.4% of EBITDA, 68.8% of EBIT and 67.1% of net income of the combined company in fiscal 1999, approximately 68.0% of EBITDA, 70.5% of EBIT and 68.6% of net income of the combined company in fiscal 2000, and approximately 68.9% of EBITDA, 71.3% of EBIT and 69.3% of net income of the combined company in fiscal 2001, and (ii) after giving effect to such cost savings and other potential synergies and attributing such cost savings and other potential synergies to Fuqua, Graham-Field would contribute approximately 55.0% of EBITDA, 55.7% of EBIT and 51.9% of net income of the combined company in fiscal year 1998, approximately 59.2% of EBITDA, 60.4% of EBIT and 57.4% of net income of the combined company in fiscal year 1999, approximately 61.5% of EBITDA, 62.9% of EBIT and 60.3% of net income of the combined company in fiscal 2000, and approximately 62.9% of EBITDA, 64.5% of EBIT and 62.0% of net income of the combined company in fiscal 2001. Assuming the Leather Operations were sold, this analysis indicated that (i) before giving effect to such cost savings and other potential synergies, Graham-Field would contribute approximately 76.5% of EBITDA, 79.5% of EBIT and 74.7% of net income of the combined company in fiscal year 1998, approximately 77.9% of EBITDA, 80.5% of EBIT and 76.9% of net income of the combined company in fiscal year 1999, approximately 78.1% of EBITDA, 80.4% of EBIT and 77.6% of net income of the combined company in fiscal 2000, and approximately 77.9% of EBITDA, 80.0% of EBIT and 77.7% of net income of the combined company in fiscal 2001 and (ii) after giving effect to such cost savings and other potential synergies and attributing such cost savings and other potential synergies to Fuqua, Graham-Field would contribute approximately 65.0% of EBITDA, 65.7% of EBIT and 59.4% of net income of the combined company in fiscal year 1998 and approximately 68.2% of EBITDA, 69.1% of EBIT and 64.5% of net income of the combined company in fiscal year 1999, approximately 69.7% of EBITDA, 70.7% of EBIT and 67.1% of net income of the combined company in fiscal 2000, and approximately 70.4% of EBITDA, 71.5% of EBIT and 68.6% of the net income of the combined company in fiscal 2001. Based on the Exchange Ratio, current stockholders of Graham-Field and Fuqua would own approximately 72.3% and 27.7%, respectively, of the combined company.

     Pro Forma Merger Analysis. Smith Barney analyzed certain pro forma effects resulting from the Merger, including, among other things, the impact of the Merger on Graham-Field's projected EPS for fiscal years 1998 and 1999, based on internal estimates of the managements of Graham-Field and Fuqua, both before and after giving effect to the potential disposition by Graham-Field of Fuqua's Leather Operations. Under both scenarios, the results of the pro forma merger analysis suggested that the Merger could be accretive to Graham-Field's EPS in fiscal years 1998 and 1999, assuming certain cost savings and other potential synergies anticipated by the management of Graham-Field to result from the Merger were achieved. The actual results achieved by the combined company may vary from projected results and the variations may be material.

     Exchange Ratio Analysis. Smith Barney compared the Exchange Ratio with the historical ratios of the daily closing prices of Graham-Field Common Stock and Fuqua Common Stock during the six-month, 12-month and 24-month periods preceding public announcement of the Merger. The exchange ratios of the daily closing prices of one share of Graham-Field Common Stock to one share of Fuqua Common Stock during the six-month, 12-month and 24-month periods preceding public announcement of the Merger were 1.7855, 2.3119, and 3.6597, respectively, as compared to the Exchange Ratio of 2.1.

     Other Factors and Comparative Analyses. In rendering its opinion, Smith Barney considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of (i) historical and projected financial results of Graham-Field and Fuqua; (ii) the history of trading prices and volume for Graham-Field Common Stock and Fuqua Common Stock and the relationship between movements in such common stock, movements in the common stock of the Selected Companies and movements in the S&P 500 Index; and
(iii) the potential price that could be paid by a financial investor to complete a leveraged buyout of the Leather Operations.

     Pursuant to the terms of Smith Barney's engagement, Graham-Field has agreed to pay Smith Barney for its services in connection with the Merger an aggregate financial advisory fee of $3.3 million. Graham-Field has also agreed to reimburse Smith Barney for travel and other reasonable out-of-pocket expenses incurred by Smith Barney in performing its services, including the reasonable fees and expenses of its legal counsel, and to indemnify Smith Barney and related persons against certain liabilities, including liabilities under the Federal securities laws, arising out of Smith Barney's engagement.

     Smith Barney has advised Graham-Field that, in the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of Graham-Field and Fuqua for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. Smith Barney has in the past provided investment banking services to Graham-Field unrelated to the proposed Merger, for which services Smith Barney has received compensation. In addition, Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Graham-Field and Fuqua.

     Smith Barney is an internationally recognized investment banking firm and was selected by Graham-Field based on its experience, expertise and familiarity with Graham-Field and its business. Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     DLJ. On April 4, 1997, Fuqua engaged DLJ as its financial advisor. On September 5, 1997, DLJ delivered its written opinion (the "Original DLJ Opinion") to the Fuqua Board to the effect that, as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Exchange Ratio was fair to the holders of Fuqua Common Stock from a financial point of view. DLJ also delivered to the Fuqua Board its opinion as of the date hereof to substantially the same effect (the "Updated DLJ Opinion"). The assumptions, limitations and qualifications contained in the Updated DLJ Opinion are substantially the same as those contained in the Original DLJ Opinion. References herein to the opinion of DLJ are, unless otherwise noted, references to the Updated DLJ Opinion.

     THE FULL TEXT OF THE WRITTEN OPINION OF DLJ DATED AS OF THE DATE HEREOF IS SET FORTH AS ANNEX H TO THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY FOR ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY DLJ. DLJ HAS CONSENTED TO THE INCLUSION OF ITS OPINION LETTER AS ANNEX H. IN GIVING SUCH CONSENT, DLJ DOES NOT ADMIT THAT IT COMES WITHIN THE CATEGORY OF PERSONS WHOSE CONSENT IS REQUIRED UNDER, NOR DOES IT THEREBY ADMIT THAT IT IS AN EXPERT FOR PURPOSES OF, THE SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

     The opinion of DLJ was prepared for the Fuqua Board and addresses only the fairness of the Exchange Ratio to the holders of Fuqua Common Stock from a financial point of view and does not constitute a recommendation to any stockholder of Fuqua as to whether such stockholder should consent to the approval and adoption of the Merger Agreement. DLJ's opinion does not constitute an opinion as to the price at which Graham-Field Common Stock will actually trade at any time. The type and amount of consideration was determined in arm's length negotiations between Fuqua and Graham-Field. DLJ was not requested by the Fuqua Board to make, nor did DLJ make, any recommendation as to the Exchange Ratio to be received by Fuqua stockholders, which determination was reached through negotiations between Fuqua and Graham-Field, in which negotiations DLJ advised Fuqua. No restrictions or limitations were imposed upon DLJ with respect to the investigations made or procedures followed by DLJ in rendering its opinion.

     In arriving at its opinion, DLJ reviewed the Merger Agreement, including the exhibits thereto, the Stockholders Agreement, the Voting Agreement and the Fuqua Family Stockholders Registration Rights Agreement as well as financial and other information that was publicly available or furnished to it by Fuqua and Graham-Field, including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections for Fuqua and Graham-Field prepared by or provided by the respective managements. In addition, DLJ compared certain financial and securities data of Fuqua and Graham-Field with that of various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Graham-Field Common Stock and Fuqua Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of rendering its opinion.

     In rendering its opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources or that was provided to or discussed with it by Fuqua and Graham-Field or their respective representatives. DLJ also assumed that the financial projections regarding Fuqua and Graham-Field supplied to DLJ were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Fuqua and Graham-Field as to the future operating and financial performance of Fuqua and Graham-Field, respectively. DLJ assumed no responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by it. DLJ relied as to certain legal matters on advice of counsel furnished to Fuqua.

     The opinion of DLJ is necessarily based on economic, market, financial and other conditions as they exist on, and on information made available to DLJ as of, the date of its opinion. DLJ does not have any obligation to update, revise or reaffirm its opinion.

     The following is a summary of the analyses presented by DLJ to the Fuqua Board at its September 5, 1997 meeting. All analyses discussed below, unless otherwise indicated, (i) exclude potential cost synergies (the "Synergies") estimated by Fuqua management, and (ii) assume an exchange ratio of 2.1 shares of Graham-Field Common Stock per share of Fuqua Common Stock.

     Common Stock Performance Analysis. DLJ's analysis of the performance of Graham-Field Common Stock consisted of a historical analysis of closing prices and trading volumes for the period from September 3, 1996 through September 3, 1997. During this time period, Graham-Field Common Stock outperformed the S&P 400 and an index of selected companies comprised of seven medical products companies whose securities are publicly traded and that are deemed by DLJ to be reasonably similar to Graham-Field: Invacare Corp., Kinetic Concepts, Inc., and Sunrise Medical, Inc. (collectively, the "Selected Medical Products Companies"), Chad Therapeutics, Inc., Healthdyne, Inc., Resmed, Inc. and Respironics, Inc. (collectively, and together with the Selected Medical Products Companies, the "Selected Medical Products Universe"). During the above period, Graham-Field Common Stock reached a high of $16.38 per share and a low of $6.63 per share. On September 3, 1997, the closing price of Graham-Field Common Stock was $16.38 per share.

     DLJ's analysis of the performance of Fuqua Common Stock consisted of a historical analysis of closing prices and trading volumes for the period from September 3, 1996 through September 3, 1997. During this time period, Fuqua Common Stock underperformed the S&P 400 and performed comparably to an index comprised of the Selected Medical Products Universe. During the above period, Fuqua Common Stock reached a high of $25.00 per share and a low of $18.75 per share. On September 3, 1997, the closing price of Fuqua Common Stock was $24.13 per share.

     Combined Company Valuation Analysis. DLJ performed a valuation analysis for Fuqua based on the segment level analyses presented below. Based on these analyses, DLJ derived a summary enterprise valuation range for Fuqua of $155.0 million to $190.0 million, and an implied valuation range for Fuqua Common Stock of $21.68 to $29.18 per share.

     Selected Public Company Analysis. To provide contextual data and comparative market information, DLJ analyzed the operating performance of the Medical Products Operations relative to the Selected Medical Products Companies and the Leather Operations relative to a group of selected companies comprised of seven textile companies whose securities are publicly traded and that are deemed by DLJ to be reasonably similar to the Leather Operations: Burlington Industries, Inc., Fieldcrest Cannon, Inc., Galey & Lord, Inc., Guilford Mills, Inc., Pillowtex Corp., Quaker Fabric Corp. and Springs Industries, Inc. (collectively, the "Leather Tanning Comparative Companies" and, together with the Selected Medical Products Companies, the "DLJ Selected Companies"). Historical financial information used in connection with the ratios provided below with respect to the Medical Products Operations, the Leather Operations, and the DLJ Selected Companies is as of the most recent financial statements publicly available for each company as of September 3, 1997.

     DLJ performed a valuation analysis of the Medical Products Operations by applying certain market trading statistics for the Selected Medical Products Companies to the Medical Products Operations' historical and estimated financial results. DLJ examined certain publicly available financial data of the Selected

Medical Products Companies, including (i) enterprise value (defined as market value of common equity plus book value of total debt and preferred stock less cash) as a multiple of latest 12 months ("LTM") revenues, EBITDA and EBIT, and
(ii) price to earnings ratios based on LTM earnings per share ("EPS"), estimated calendar year 1997 EPS and estimated calendar year 1998 EPS. DLJ noted that as of September 3, 1997, the Selected Medical Products Companies were trading at implied multiples of enterprise value and earnings, as the case may be, in (i) a range of 0.8x to 2.7x (with an average of 1.6x) LTM revenues; (ii) a range of 9.2x to 9.6x (with an average of 9.4x) LTM EBITDA; (iii) a range of 11.6x to 17.6x (with an average of 13.9x) LTM EBIT; (iv) a range of 15.8x to 20.0x (with an average of 17.9x) LTM EPS; (v) a range of 15.3x to 24.9x (with an average of 20.1x) estimated calendar year 1997 EPS; and (vi) a range of 13.0x to 17.9x (with an average of 15.9x) estimated calendar year 1998 EPS. Based on the valuation multiples of the Selected Medical Products Companies discussed above, DLJ derived a summary valuation range for the Medical Products Operations of $85.0 million to $105.0 million. The calendar year 1997 and 1998 EPS estimates for the Selected Medical Products Companies were based on estimates provided by First Call Research Direct.

     DLJ performed a valuation analysis of the Leather Operations by applying certain market trading statistics for the Leather Tanning Comparative Companies to the Leather Operations' historical and estimated financial results. DLJ examined certain publicly available financial data of the Leather Tanning Comparative Companies, including (i) enterprise value as a multiple of LTM revenues, EBITDA and EBIT, and (ii) price to earnings ratios based on LTM EPS, estimated calendar year 1997 EPS and estimated calendar year 1998 EPS. DLJ noted that as of September 3, 1997, the Leather Tanning Comparative Companies were trading at implied multiples of enterprise value and earnings, as the case may be, in (i) a range of 0.5x to 1.1x (with an average, excluding the high and low (the "Trimmed Average"), of 0.8x) LTM revenues; (ii) a range of 5.0x to 9.3x (with a Trimmed Average of 7.4x) LTM EBITDA; (iii) a range of 8.7x to 19.1x (with a Trimmed Average of 10.8x) LTM EBIT; (iv) a range of 9.2x to 40.3x (with a Trimmed Average of 15.1x) LTM EPS; (v) a range of 11.2x to 15.5x (with a Trimmed Average of 12.7x) estimated calendar year 1997 EPS; and (vi) a range of 9.1x to 14.0x (with a Trimmed Average of 10.5x) estimated calendar year 1998 EPS. Based on the valuation multiples of the Leather Tanning Comparative Companies discussed above, DLJ derived a summary valuation range for the Leather Operations of $60.0 million to $75.0 million. The calendar year 1997 and 1998 EPS estimates for the Leather Tanning Comparative Companies were based on estimates provided by First Call Research Direct.

     No company utilized in the selected public company analysis is identical to the Medical Products Operations or the Leather Operations. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the DLJ Selected Companies, the Medical Products Operations and the Leather Operations and other factors that could affect the public trading value of the DLJ Selected Companies. Mathematical analysis such as determining the average is not in itself a meaningful method of using comparable company data.

     Selected Transaction Analysis. DLJ performed a valuation analysis of the Medical Products Operations based on selected merger and acquisition transactions in the medical products industry (the "Selected Medical Products Transactions"). Multiples reviewed in the Selected Medical Products Transactions consisted of (i) aggregate transaction value (defined as the equity value of the offer plus book value of total debt and preferred stock less cash) as a multiple of (where available) LTM revenues, LTM EBITDA, and LTM EBIT, and (ii) aggregate purchase price (defined as the equity value of the offer) as a multiple of (where available) LTM net income. The Selected Medical Products Transactions were comprised of the following 19 transactions announced during the period 1992 to 1997 (Target/Acquiror): Healthdyne Technologies, Inc. and Invacare Corp. (announced, but terminated); Aequitron Medical and Nellcor Puritan; LIFECARE International and Respironics, Inc.; Block Medical and I-Flow; Everest & Jennings and Graham-Field; the Lumex Division and Fuqua; Basic and Fuqua; Parker Bath and Sunrise Medical, Inc; Bird Medical and Thermo-Electron; Bencraft and Invacare Corp.; Pierre Medical and Nellcor; Corona Group and Sunrise Medical, Inc.; Bear Medical and Allied Healthcare; Jay Medical and Sunrise Medical, Inc.; B&F Medical and Allied Medical; DeVilbiss Health and Sunrise Medical, Inc.; Poirier and Invacare Corp,; Diamond Medical Equipment and Graham-Field; and Sopur GmbH and Sunrise Medical, Inc. DLJ noted that the implied multiples of aggregate transaction value and aggregate purchase price, as the case may be, for these transactions were in (i) a range of 0.5x to 2.0x (with a Trimmed Average of 1.3x) LTM revenues; (ii) a range of 5.3x to 24.1x (with a Trimmed Average of 10.0x) LTM EBITDA; (iii) a range of 7.1x to 24.5x (with a Trimmed Average of 12.3x) LTM EBIT; and (iv) a range of 11.4x to 49.3x (with a Trimmed Average of 22.0x) LTM net income. Based on the multiples paid in the Selected Medical Products Transactions discussed above, DLJ derived a summary valuation range for the Medical Products Operations of $100.0 million to $115.0 million.

     DLJ performed a valuation analysis of the Leather Operations based on selected merger and acquisition transactions in the textile industry (the "Leather Comparative Transactions"). Multiples reviewed in the Leather Comparative Transactions consisted of (i) aggregate transaction value as a multiple of (where available) LTM revenues, LTM EBITDA, and LTM EBIT, and (ii) aggregate purchase price as a multiple of (where available) LTM net income. The Leather Comparative Transactions were comprised of the following 15 transactions announced during the period 1993 to 1997: Alamac Knit Fabrics and Dyersburg Corp.; certain assets of Phillips Industries and Culp, Inc.; Mastercraft Group and Joan Fabrics Corp.; Graniteville textile business and Avondale Mills; Clark-Schwebel, Inc. and Vestar CS Holdings; stretch fabrics division of Lida, Inc. and Harvest Partners, Inc.; Tolaram Fibers Inc. and Camac Corp.; Ozite Corp. and Pure Tech International Inc.; Dundee Mills, Inc. and Springs Industries, Inc.; Golding Industries, Inc. and Cone Mills Corp; Beacon Manufacturing Co. and Pillowtex Corp.; Burlington Industries decorative fabrics division and Galey & Lord, Inc.; Amoskeag Co. and Fieldcrest Cannon, Inc.; Belding Hemingway, Inc. and Noel Group, Inc.; and the carpet and rug division of Fieldcrest Cannon, Inc. and Mohawk Industries, Inc. DLJ noted that the implied multiples of aggregate transaction value and aggregate purchase price, as the case may be, for these transactions were in (i) a range of 0.3x to 1.3x (with a Trimmed Average of 0.8x) LTM revenues; (ii) a range of 4.5x to 10.3x (with a Trimmed Average of 7.3x) LTM EBITDA; (iii) a range of 6.8x to 15.7x (with a Trimmed Average of 9.9x) LTM EBIT; and (iv) a range of 9.1x to 24.5x (with a Trimmed Average of 17.6x) LTM net income. Based on the multiples paid in the Leather Comparative Transactions discussed above, DLJ derived a summary valuation range for the Leather Operations of $60.0 million to $75.0 million.

     No transaction utilized in the selected transaction analysis is identical to the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the Medical Products Operations and the Leather Operations and other factors that could affect the acquisition value of the companies to which they are being compared. Mathematical analysis such as determining the average is not itself a meaningful method of using comparable transaction data.

     Discounted Cash Flow Analysis. DLJ performed a discounted cash flow ("DCF") analysis for the five-year period commencing January 1, 1998 and ending December 31, 2002 based on the stand-alone unlevered free cash flows of the Medical Products Operations, without giving effect to the Synergies. Unlevered free cash flows were calculated as the after-tax operating earnings of the Medical Products Operations, plus depreciation and amortization and other non-cash items, plus (or minus) net changes in working capital, minus projected capital expenditures. DLJ calculated terminal values by applying a range of estimated EBITDA multiples of 7.0x to 9.5x to the projected EBITDA of the Medical Products Operations in 2002. The unlevered free cash flows and terminal values were then discounted to the present using a range of discount rates of 10.0% to 14.0% representing an estimated range of the weighted average cost of capital of the Medical Products Operations. Based on this analysis, DLJ derived a summary valuation range for the Medical Products Operations of $95.0 million to $115.0 million.

     DLJ performed a DCF analysis for the five-year period commencing January 1, 1998 and ending December 31, 2002 based on the stand-alone unlevered free cash flows of the Leather Operations, without giving effect to the Synergies. Unlevered free cash flows were calculated as the after-tax operating earnings of the Leather Operations, plus depreciation and amortization and other non-cash items, plus (or minus) net changes in working capital, minus projected capital expenditures. DLJ calculated terminal values by applying a range of estimated EBITDA multiples of 4.5x to 7.5x to the projected EBITDA of the Leather Operations in 2002. The unlevered free cash flows and terminal values were then discounted to the present using a range of discount rates of 10.0% to 14.0% representing an estimated range of the weighted average cost of capital of the

Leather Operations. Based on this analysis, DLJ derived a summary valuation range for the Leather Operations of $65.0 million to $85.0 million.

     Premium Analysis. DLJ evaluated the transaction contemplated by the Merger Agreement based on an analysis of premiums offered in merger and acquisition transactions ranging from $100 million to $500 million in size and announced between January 1, 1994 and September 2, 1997. DLJ's analysis indicated that for the transactions reviewed, the average premiums offered to the market price of the acquired company one day, one week and one month prior to announcement were:
28.4%, 32.6% and 40.8%, respectively, for stock transactions and 30.8%, 35.9% and 42.7%, respectively, for all transactions for the period January 1, 1994 through September 2, 1997; and 19.9%, 24.4% and 32.0%, respectively, for stock transactions and 23.7%, 29.2% and 36.8%, respectively, for all transactions for the period January 1, 1996 through September 2, 1997. The premiums implied in the Merger Agreement over the market price of Fuqua Common Stock one day, one week and one month prior to the announcement are 42.5%, 41.8% and 59.9%, respectively, based on Graham-Field's closing stock price of $16.38 per share on September 3, 1997.

     EPS Impact Analysis. DLJ also analyzed the pro forma effects on the projected EPS of Graham-Field resulting from the Merger, including, without independent verification, various levels of the Synergies projected by the management of Fuqua, for each of the years ending December 31, 1998 and 1999. This analysis was based on a number of assumptions, including, among other things, estimated amounts and timing of the Synergies and the projected financial performance of Graham-Field and Fuqua. The analysis indicated that the Merger, accounted for as a purchase transaction, is anticipated to be accretive to Graham-Field's stand-alone EPS estimates by 4.4%, and 2.0% assuming no Synergies; 15.5% and 9.8% assuming $4.0 million of recurring annual Synergies; 20.9% and 13.7% assuming $6.0 million of recurring annual Synergies; 26.3% and 17.7% assuming $8.0 million of recurring annual Synergies; and 31.6% and 21.6% assuming $10.0 million of recurring annual Synergies for the years ending December 31, 1998 and 1999, respectively.

     The summary set forth above does not purport to be a complete description of the analyses performed by DLJ, but describes, in summary form, the principal elements of the analyses contained in the materials presented by DLJ to the Fuqua Board in connection with DLJ rendering its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of the analyses taken as a whole. DLJ did not place particular reliance or weight on any individual factor, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, DLJ made numerous assumptions with respect to industry performance, business and economic conditions and other matters, including U.S. economic conditions, generally. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

     DLJ was selected to render an opinion in connection with the Merger based upon DLJ's qualifications, expertise and reputation, including the fact that DLJ, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     Pursuant to a letter agreement between Fuqua and DLJ dated April 4, 1997 (the "DLJ Engagement Letter"), DLJ is entitled to (i) a fee of $350,000 for the delivery of the Original DLJ Opinion, and a fee of $50,000 for the delivery of each updating opinion, including the Updated DLJ Opinion, and (ii) a fee of

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

approximately $3,800,000 less the amount previously paid pursuant to (i) above, based on an assumed price for Graham-Field Common Stock of $16.25 per share payable upon consummation of the Merger. The fee in (ii) above would decline to and in no event be less than $3,011,000 in the event the Graham-Field Average Stock Price falls below $13.5714 and would increase and in no event exceed $4,282,000 in the event the Graham-Field Average Stock Price exceeds $17.6190. In addition, Fuqua has agreed to reimburse DLJ for all out-of-pocket expenses (including the reasonable fees and expenses of its counsel), which shall not exceed $50,000 without Fuqua's written consent, incurred by DLJ in connection with its engagement thereunder, whether or not the Merger is consummated, and to indemnify DLJ for certain liabilities and expenses arising out of the Merger or the transactions in connection therewith, including liabilities under Federal securities laws. The terms of the fee arrangement with DLJ, which DLJ and Fuqua believe are customary in transactions of this nature, were negotiated at arm's length between Fuqua and DLJ and the Fuqua Board was aware of such arrangement.

     DLJ provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on the securities of Graham-Field and/or Fuqua for its own account and for the account of customers.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Fuqua Board with respect to the Merger Agreement and the transactions contemplated thereby, stockholders should be aware that the Fuqua Family Stockholders and certain members of the Fuqua Board and management have certain interests with respect to the Merger that are in addition to the interests of the other stockholders of Fuqua, including:

     The Fuqua Family Stockholders' and the Minotto Stockholders' Interests in Graham-Field. As a result of the transactions contemplated by the Merger Agreement, assuming the Exchange Ratio is 2.1 (and excluding shares issuable upon the exercise of options), the Fuqua Family Stockholders will own shares representing approximately 8.67% of the voting power of all outstanding shares of Graham-Field capital stock. In that connection, the Fuqua Family Stockholders have entered into the Stockholders Agreement and the Fuqua Family Stockholders Registration Rights Agreement with Graham-Field. Also, as a result of the transactions contemplated by the Merger Agreement, assuming the Exchange Ratio is 2.1 (and excluding shares issuable upon the exercise of options), the Minotto Stockholders will own shares representing approximately 3.61% of all outstanding shares of Graham-Field capital stock. In that connection, the Minotto Stockholders have entered into the Voting Agreement and the Minotto Registration Rights Agreement. See "THE MERGER -- Stockholders Agreement," "-- Voting Agreement" and "-- Registration Rights Agreements."

     Stockholders and Voting Agreements. The Fuqua Family Stockholders and Mr. Minotto own collectively approximately 46% of the outstanding shares of Fuqua Common Stock. Pursuant to the Stockholders Agreement and Voting Agreement, respectively, these stockholders have agreed to vote or execute written consents with respect to all of their shares in favor of the Merger. See "THE
MERGER -- Stockholders Agreement" and "-- Voting Agreement."

     Fuqua Family Board Representation. Pursuant to the Stockholders Agreement, following the Merger the Fuqua Family Stockholders will have the right to designate one individual as a director of Graham-Field, so long as they own at least 5% of the voting power of the outstanding shares of Graham-Field capital stock. See "THE MERGER -- Stockholders Agreement."

     Registration Rights. Pursuant to the Fuqua Family Stockholders Registration Rights Agreement, the Fuqua Family Stockholders and certain of their transferees will have the right to require Graham-Field to register the sale of shares of Graham-Field Common Stock acquired by the Fuqua Family Stockholders in the Merger, and to participate in other registrations initiated by Graham-Field. Pursuant to the Fuqua Family Stockholders Registration Rights Agreement, Graham-Field will pay the expenses of such registrations; however, the Fuqua Family Stockholders will be responsible for underwriting discounts and commissions. Graham-Field has also provided certain registration rights to the Minotto Stockholders pursuant to the Minotto Registration Rights Agreement. See "THE MERGER -- Registration Rights Agreements."

     Indemnification and Insurance. Pursuant to the Merger Agreement, Graham-Field will indemnify the present and former directors of Fuqua from liabilities arising out of actions or omissions arising from their services as directors or officers of Fuqua. The Merger Agreement also contains customary provisions regarding the continuation of directors' and officers' liability insurance. See "THE MERGER -- Certain Terms of the Merger
Agreement -- Indemnification; Insurance."

     Continuation of Employee Benefits. Graham-Field has agreed in the Merger Agreement to (i) provide officers and employees of Fuqua and its subsidiaries with employee benefit plans and arrangements which when taken as a whole are substantially similar to those provided by Fuqua and its subsidiaries at the time of the signing of the Merger Agreement and (ii) for a period of 12 months after the Effective Date, provide to officers and employees severance benefits in accordance with the policies of either Fuqua or Graham-Field, whichever will provide the greater benefit to the officers and employees. See "THE
MERGER -- Certain Terms of the Merger Agreement -- Benefit Arrangements."

     Fuqua Stock Options. Graham-Field has agreed in the Merger Agreement that, at the Effective Time, each Fuqua Stock Option will be converted into and become the right to purchase shares of Graham-Field Common Stock, and that Graham-Field will assume each Fuqua Stock Option in accordance with the terms of the Fuqua Stock Option Plans which, except as provided in the Merger Agreement, will remain in full force and effect with respect to the Fuqua Stock Options. In addition, the Merger Agreement provides for a proportionate adjustment in the number of shares underlying the Fuqua Stock Options and the exercise price therefor based on the Exchange Ratio. See "THE MERGER -- Certain Terms of the Merger Agreement -- Fuqua Stock Option Plans."

  Fuqua Severance Arrangements and Stock Option Arrangements

     Employment Agreements. Fuqua entered into employment agreements with each of John J. Huntz, Jr., the Executive Vice President and Chief Operating Officer of Fuqua ("Mr. Huntz"), and Brady W. Mullinax, Jr., the Vice
President -- Finance, Treasurer and Chief Financial Officer of Fuqua ("Mr. Mullinax"), which are substantially identical, except as set forth below (the "Employment Agreements"). The Employment Agreements provide for employment for a period of two years, at an annual base salary (currently $220,000 in the case of Mr. Huntz and $200,000 in the case of Mr. Mullinax) and an annual bonus at least equal to the executive's 1996 bonus ($95,000 in the case of Mr. Huntz and $87,500 in the case of Mr. Mullinax). During the employment period, the executive is entitled to participate in all incentive, savings, retirement, medical, life, disability and other benefit plans, practices, policies and programs applicable generally to other peer executives of the employer and its affiliated companies. The Merger will constitute a change in control of Fuqua for purposes of the Employment Agreements. Ninety days after such a change in control, the executive is entitled to terminate his employment for any reason and receive a severance benefit equal to the sum of the following: (i) payment of accrued salary and other benefits through the date of termination, including a pro rata bonus for the year of termination, (ii) two times the sum of his current base salary and most recent annual bonus, (iii) two years continued coverage under the employer's medical, life, disability and other welfare benefit plans and programs or substantially similar coverage, (iv) reimbursement for outplacement services, and (v) title to the company automobile then being leased on his behalf. In addition, each of Messrs. Huntz and Mullinax has agreed pursuant to his Employment Agreement that for the remainder of his employment and for two years thereafter, he will not compete with Fuqua or solicit its employees or customers or divulge confidential information. The executive will receive a one-time fee for entering into these covenants ($800,000 in the case of Mr. Huntz and $555,000 in the case of Mr. Mullinax), which he will forfeit on a pro rata basis if he violates the covenants. Based upon the foregoing calculation, as a consequence of the Merger, Fuqua is obligated to pay Mr. Huntz payments totaling approximately $1,606,000 and to pay Mr. Mullinax payments totaling approximately $1,284,000.

     The Fuqua Stock Option Plans and any outstanding option grants thereunder will be assumed by Graham-Field. All of the options outstanding under such plans are now or will become fully vested and exercisable on the Effective Date. Assuming that the Graham-Field Average Stock Price is $15.5952 (the mid-point between the two prices above and below which the Exchange Ratio would be adjusted), Mr. Huntz's options relating to Fuqua Common Stock have a projected gain (before income taxes) at the

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

Effective Date of approximately $362,500, and Mr. Mullinax's options relating to Fuqua Common Stock have a projected gain (before income taxes) at the Effective Date of approximately $299,400.

     In the event it shall be determined that any payment or distribution by the employer to or for the benefit of Mr. Huntz or Mr. Mullinax (whether pursuant to the terms of his Employment Agreement or otherwise) would be subject to the excise tax imposed by Section 4999 of the Code, such payments or distributions shall be reduced to the extent necessary to avoid the imposition of such excise tax.

     Letter Agreement. Fuqua has also entered into a letter agreement (the "Letter Agreement") with Lawrence P. Klamon, the President and Chief Executive Officer of Fuqua ("Mr. Klamon"), providing that, in the event of a change of control (as defined in the Letter Agreement) of Fuqua, Fuqua would (i) continue plan benefits to Mr. Klamon and/or his family for a period of two years following the date of the change of control, or for such longer period as may be provided under the terms of the relevant plan, on terms no less favorable, in the aggregate, to those provided to Mr. Klamon and his family as of the date of the change of control (provided that if Mr. Klamon becomes re-employed by another employer, the benefits provided to Mr. Klamon and his family under the Letter Agreement are secondary to those provided under such other plan during the applicable period of eligibility) and (ii) pay the balance necessary to purchase the automobile then being leased for Mr. Klamon's use and transfer the title of such automobile to Mr. Klamon. The Merger will constitute a change of control of Fuqua for purposes of the Letter Agreement.

     Key Employee Retention Plan. Fuqua maintains a Key Employee Retention Plan (the "Retention Plan"), which currently covers six participants, none of whom is a "named executive officer" within the meaning of Item 402(a)(3) of Regulation S-K promulgated by the SEC. The Retention Plan provides that if a participant's employment is terminated within 13 months after a change in control of Fuqua (as defined), the participant will receive a severance benefit equal to (i) six month's salary (one year in the case of the Corporate Secretary), (ii) six months (one year in the case of the Corporate Secretary) of continued health insurance coverage and medical benefits, unless the participant is covered otherwise, such as through his or her spouse's insurance, and (iii) reimbursement of up to $4,000 for outplacement services. The Merger will constitute a change of control of Fuqua for purposes of the Retention Plan.

     Related Party Contracts and Transactions. Pursuant to the Management Agreement between Fuqua and Capital, Capital provides investment services to, and performs certain administrative managerial and administrative duties for, Fuqua. Messrs. J.B. Fuqua and J. Rex Fuqua are the sole shareholders of Capital. Capital receives $360,000 per annum for these services. The Management Agreement is to be terminated on January 1, 1998 or the Effective Time, whichever is later, provided that the Merger is consummated. In addition, in October 1994, Fuqua entered into a sublease (the "Sublease") with Capital for a five and one-half year term relating to the principal executive offices of Fuqua. Pursuant to the terms of the Sublease, Fuqua makes annual lease payments (net of sublease payments by Capital) of approximately $224,000 (subject to adjustment for operating costs), such amount to be increased to approximately $244,000 (subject to adjustment for operating costs) beginning in November 1997. The Sublease will remain in effect following consummation of the Merger. See "CERTAIN INFORMATION CONCERNING FUQUA -- Transactions with Management."

     Non-Competition Agreement. Pursuant to a Non-Competition Agreement by and among Graham-Field, Acquisition Corp., Fuqua, J.B. Fuqua and J. Rex Fuqua, dated September 5, 1997 (the "Non-Competition Agreement"), J.B. Fuqua and J. Rex Fuqua will, and will cause their affiliates to, from the Effective Time until the second anniversary of the Effective Time, refrain from using any designation, business name, tradename, trademark, servicemark or logo (the "Marks") which contain the word "Fuqua" in connection with the manufacture, distribution or sale of medical products in the medical, surgical and healthcare industries throughout the world. In addition, J.B. Fuqua and J. Rex Fuqua will, and will cause their affiliates to, from the Effective Time until the first anniversary of the Effective Time, refrain from using any Marks which contain the word "Fuqua" in connection with the manufacture and sale of leather and tanned goods in the United States. In addition, following the Effective Time, Graham-Field and its affiliates will refrain from using any Marks which contain the word "Fuqua." The Non-Competition Agreement is attached as Annex F to this Proxy Statement/Consent Solicitation Statement/Prospectus and is incorporated herein by reference. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Non-Competition Agreement.

     In addition, Graham-Field has consented to the sale by Fuqua of all of the outstanding capital stock of Fuqua Industries, Inc., formerly a wholly-owned subsidiary of Fuqua, to a corporation controlled by the Fuqua family. The sole asset of Fuqua Industries, Inc. is the "Fuqua Industries" name and trademark. The sale price is $2,641.25, which is approximately the same amount that Fuqua paid J.B. Fuqua for the "Fuqua Industries" name and trademark in 1996.

CONVERSION OF FUQUA SHARES IN THE MERGER

     If the Share Issuance Proposal is approved by the requisite vote of Graham-Field stockholders at the Graham-Field Special Meeting, the Merger Agreement is approved by the requisite consents of the Fuqua stockholders and the other conditions to the Merger are satisfied or waived (where permissible), the Merger will be consummated and become effective at the time at which a Certificate of Merger meeting the requirements of Section 251 of the DGCL is delivered to the Secretary of State of Delaware for filing. It is expected that the Effective Time will be promptly following completion of the Graham-Field Special Meeting and the successful completion of the solicitation of consents of the Fuqua stockholders. At the Effective Time, Acquisition Corp. will be merged with and into Fuqua, which will survive the Merger as a wholly-owned subsidiary of Graham-Field.

     At the Effective Time, all outstanding shares of Fuqua Common Stock will cease to be outstanding, and subject to the terms, conditions and procedures set forth in the Merger Agreement, shares of Fuqua Common Stock will be converted into the right to receive 2.1 fully paid and nonassessable shares of Graham-Field Common Stock. The Exchange Ratio is subject to downward adjustment in the event that the Graham-Field Average Stock Price exceeds $17.6190 and to upward adjustment in the event that the Graham-Field Average Stock Price falls below $13.5714 so that Fuqua stockholders are assured of receiving shares of Graham-Field Common Stock valued at not less than $28.50 nor more than $37.00 in exchange for each share of Fuqua Common Stock.

FRACTIONAL SHARES

     Fractional shares of Graham-Field Common Stock will not be issued in connection with the Merger and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Graham-Field. Pursuant to the Merger Agreement, such fractional shares will be aggregated and sold by the Exchange Agent, at the then prevailing prices on the NYSE. The net proceeds of such sales will be held by the Exchange Agent in a trust for the holders of Fuqua Common Stock entitled to receive such fractional shares (the "Common Stock Trust") and distributed proportionately to such holders. The Exchange Agent will determine the portion of the Common Stock Trust to which each holder of Fuqua Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Fuqua Common Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Fuqua Common Stock are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Fuqua Common Stock in lieu of any fractional share interests, the Exchange Agent will make available such amounts to such holders of Fuqua Common Stock. Graham-Field will pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with the sale of the fractional shares. In addition, Graham-Field will pay the Exchange Agent's compensation and expenses in connection with such sale.

EXCHANGE OF CERTIFICATES IN THE MERGER

     Promptly after the Effective Time, the Exchange Agent will mail to each holder of record of certificates which immediately prior to the Effective Time represented outstanding shares of Fuqua Common Stock (the "Fuqua Certificates") whose shares are converted into the right to receive shares of Graham-Field Common Stock appropriate transmittal materials and instructions advising such holder of the terms of the exchange effected by the Merger and the procedure to be used for the surrender of the Fuqua Certificates in exchange

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

for the shares of Graham-Field Common Stock that such holder has the right to receive pursuant to the Merger Agreement. FUQUA STOCKHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR FUQUA CERTIFICATES FOR EXCHANGE UNTIL AFTER THE EFFECTIVE TIME WHEN THE TRANSMITTAL FORM AND INSTRUCTIONS ARE RECEIVED. Certificates representing shares of Graham-Field Common Stock shall be delivered to such holder as promptly as practicable after proper delivery of the applicable Fuqua Certificates and appropriate transmittal materials to the Exchange Agent.

     Except as set forth below, at and after the Effective Time and until surrendered as provided above, Fuqua Certificates will be deemed to represent, for all purposes, only the right to receive certificates representing the number of whole shares of Graham-Field Common Stock into which the shares of Fuqua Common Stock formerly represented by such Fuqua Certificates were converted in the Merger, and, beginning six-months after the Effective Time, the holders of Fuqua Certificates will not be entitled to receive dividends or other distributions from Graham-Field which are payable to holders of record as of anytime subsequent to the Effective Time, until such Fuqua Certificates are so surrendered. Prior to such six-month period, the holders of Fuqua Certificates shall be entitled to receive any dividend or distribution by Graham-Field, the record date for which is at or after the Effective Time. Upon surrender as provided above, Fuqua Certificates will be canceled. Former Fuqua stockholders of record shall be entitled to vote after the Effective Time at any meeting of Graham-Field stockholders the number of whole shares of Fuqua Common Stock into which their respective shares of Fuqua Common Stock are converted, regardless of whether such holders have exchanged their Fuqua Certificates representing Graham-Field Common Stock in accordance with the terms of the Merger Agreement.

CERTAIN TERMS OF THE MERGER AGREEMENT

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties, none of which will survive the consummation of the Merger, made as of the date of the Merger Agreement and to be made as of the Effective Date, including, among other things, representations (a) from all parties relating to (i) each party's organization and similar corporate matters, (ii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and the transactions contemplated thereby, (iii) the governmental or regulatory consents or approvals required to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and (iv) the absence of pending or threatened legal proceedings; and (b) from Graham-Field and Fuqua, respectively, relating to (i) its capital structure, (ii) the absence of any violation of corporate documents or applicable law in connection with its entering into the Merger Agreement, (iii) certain documents and reports filed with the SEC and the accuracy of the information contained therein, (iv) the absence of certain changes or events having a material adverse effect on each company and its subsidiaries taken as a whole, (v) the absence of undisclosed liabilities, (vi) the accuracy of the information it has supplied with respect to the filings required with the SEC in order to consummate the Merger and the transactions contemplated by the Merger Agreement, (vii) certain tax matters, (viii) matters concerning employee benefit plans, (ix) certain environmental matters, (x) matters concerning intellectual property rights and (xi) certain matters concerning contracts and agreements to which it is a party.

     Conduct of Business of Fuqua Pending the Merger. Pursuant to the terms of the Merger Agreement, Fuqua has agreed that prior to the Effective Time, unless otherwise consented to by Graham-Field, which consent will not be unreasonably withheld, it will, and will cause its subsidiaries to: (i) conduct their respective businesses only in the usual, regular and ordinary course, and (ii) preserve intact its business organization and assets and maintain its rights and franchises and (iii) take no action which would (x) materially adversely affect the ability of Graham-Field or Fuqua to obtain any consents required pursuant to the Merger Agreement or (y) materially adversely affect the ability of Graham-Field or Fuqua to perform their covenants and agreements under the Merger Agreement.

     Fuqua has further agreed that, unless otherwise consented to by Graham-Field, which consent will not be unreasonably withheld, prior to the Effective Time it will not, and will not permit any of its subsidiaries to: (i) amend or propose to amend its certificate of incorporation, bylaws or other governing instrument; (ii) incur any additional debt obligation or other obligation for borrowed money (other than (a) intercompany indebtedness and (b) indebtedness under any of Fuqua or its subsidiaries' existing credit facilities up to $5.0 million more than the indebtedness outstanding under such facilities as of the date of the Merger Agreement) or impose, or suffer the imposition, on any asset of Fuqua or its subsidiaries of any lien or permit any such lien to exist (other than in connection with liens in effect as of the date of the Merger Agreement that are disclosed pursuant to the Merger Agreement); (iii) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Fuqua or its subsidiaries, or declare or pay any dividend or make any other distribution in respect of Fuqua capital stock;
(iv) except pursuant to the Merger Agreement, or pursuant to the exercise of stock options outstanding as of the date thereof and pursuant to the terms in existence on the date thereof, or as disclosed pursuant to the Merger Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Fuqua Common Stock or any other capital stock of Fuqua or its subsidiaries, or any stock appreciation rights, or any option, warrant, or other equity right; (v) adjust, split, combine or reclassify any capital stock of Fuqua or its subsidiaries or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Fuqua Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any Fuqua subsidiary (unless any such shares of stock are sold or otherwise transferred to Fuqua or its subsidiaries) or any asset having a book value in excess of $100,000 other than in the ordinary course of business for reasonable and adequate consideration; (vi) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, to any entity or individual other than a wholly-owned Fuqua subsidiary, or otherwise acquire direct or indirect control over any entity or individual, other than in connection with (a) foreclosures in the ordinary course of business, or (b) the creation of new wholly-owned subsidiaries organized to conduct or continue activities otherwise permitted by the Merger Agreement, or (c) investments in connection with cash management activities consistent with past practices; (vii) grant any increase in compensation or benefits to the employees or officers of Fuqua or its subsidiaries, except as required by law, or enter into or amend any severance agreements with officers of Fuqua or its subsidiaries, grant any material increase in fees or other increases in compensation or other benefits to directors of Fuqua or its subsidiaries; (viii) enter into or amend any employment contract between Fuqua or its subsidiaries and any entity or individual having a salary thereunder in excess of $100,000 per year (unless such amendment is required by law) that Fuqua does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time; (ix) adopt any new employee benefit plan of Fuqua or its subsidiaries or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of Fuqua or its subsidiaries other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by law, the terms of such plans or consistent with past practice; (x) make any material change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles, consistently applied during the periods involved ("GAAP"); (xi) enter into any contract or amend or modify any existing contract, or engage in any new transaction outside the ordinary course of business consistent with past practice or not on an arm's-length basis, with any affiliate of Fuqua or its subsidiaries; (xii) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets not in the ordinary course of business consistent with past practice (excluding any capital expenditures required to be made by Irving arising in connection with the upgrade of the water/waste treatment facility operated by the Town of Hartland, Maine); (xiii) make any change in the lines of business in which it participates or is engaged; or (xiv) except in the ordinary course of business, enter into, modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims.

     Conduct of Business of Graham-Field Pending the Merger. Pursuant to the terms of the Merger Agreement, Graham-Field has agreed that prior to the Effective Time, unless otherwise consented to by Fuqua, which consent will not be unreasonably withheld, it will, and will cause its subsidiaries to: (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and assets and maintain its rights and franchises, and (iii) take no action which would (x) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Merger Agreement, or (y) materially adversely affect the ability of any party to perform its covenants and agreements under the Merger Agreement; provided, that the foregoing shall not prevent Graham-Field or its subsidiaries from discontinuing or disposing of any of its assets or business if such action is, in the judgment of Graham-Field, desirable in the conduct of the business of Graham-Field and its subsidiaries.

     Graham-Field has further agreed that, unless otherwise consented to by Fuqua, which consent will not be unreasonably withheld prior to the Effective Time it will not, and will not permit any of its subsidiaries to: (i) amend the certificate of incorporation or bylaws of Graham-Field or the Graham-Field Rights Agreement (as defined in "COMPARISON OF STOCKHOLDERS RIGHTS -- Rights Agreement"), in each case, in any manner adverse to the holders of Fuqua Common Stock; (ii) incur any additional debt obligation or other obligation for borrowed money (other than intercompany indebtedness) except (a) in the ordinary course of the business consistent with past practices, (b) in order to finance the purchase price, including related expenses, of acquisitions (including the Merger) and joint ventures, (c) pursuant to Graham-Field's credit facilities as in effect on the date of the Merger Agreement, (d) in order to finance the construction of an additional facility in Canada, or (e) in order to finance additional Graham-Field Express facilities; or impose, or suffer the imposition, on any asset of Graham-Field or its subsidiaries of any lien or permit any such lien to exist (other than in connection with liens in effect as of the date of the Merger Agreement disclosed pursuant to the Merger Agreement); (iii) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Graham-Field (other than in connection with the conversion of currently outstanding shares of Graham-Field preferred stock), or declare or pay any dividend or make any other distribution in respect of Graham-Field's capital stock (other than regularly scheduled dividends payable on the outstanding shares of Graham-Field preferred stock); (iv) except pursuant to the Merger Agreement, or pursuant to the exercise of stock options outstanding as of the date thereof and pursuant to the terms thereof in existence on the date of the Merger Agreement or granted after the date thereof in the ordinary course consistent with past practice, or as disclosed pursuant to the Merger Agreement or in connection with acquisitions or upon the conversion of currently outstanding shares of Graham-Field preferred stock or warrants to purchase Graham-Field Common Stock, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Graham-Field Common Stock or any other capital stock of Graham-Field, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; (v) adjust, split, combine or reclassify any shares of Graham-Field Common Stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Graham-Field Common Stock (other than in connection with the conversion of currently outstanding shares of Graham-Field preferred stock or the exercise of currently outstanding warrants to purchase Graham-Field Common Stock) or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any Graham-Field subsidiary (unless any such shares of stock are sold or otherwise transferred to Graham-Field or its subsidiaries) or any asset having a book value in excess of $1,000,000 other than in the ordinary course of business for reasonable and adequate consideration; (vi) make any material change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in applicable tax laws or regulatory accounting requirements or GAAP; or (vii) make any single acquisition of capital stock or assets of any entity or enter into any joint venture in which the total consideration paid or contributed by Graham-Field or its subsidiaries exceeds $25 million or any combination of acquisitions of capital stock or assets or joint ventures in which the aggregate consideration paid or contributed exceeds $50 million.

     Indemnification; Insurance. The Merger Agreement provides that from and after the Effective Time, Graham-Field will indemnify the present and former officers and directors of Fuqua (collectively, the "Indemnified Parties") against all losses arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) to the full extent permitted or required under the DGCL (and shall also advance expenses as incurred to the fullest extent permitted under the DGCL, provided that the person to whom expenses are advanced provides the undertaking to repay such advances contemplated by Section 145(e) of the DGCL).

     Graham-Field has also agreed in the Merger Agreement to maintain in effect for the benefit of the Indemnified Parties, for not less than seven years after the Effective Time, policies of directors' and officers' liability insurance with respect to matters occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) providing substantially the same coverage and containing terms and conditions which are no less advantageous, in any material respect, to those maintained by Fuqua for the benefit of Fuqua's present or former directors, employees or agents covered by such insurance policies prior to the Effective Time; provided, however that Graham-Field may, in lieu of maintaining such existing insurance as provided above, cause comparable coverage to be provided with any policy maintained for the benefit of Graham-Field or any of its subsidiaries, so long as the material terms are no less advantageous than such existing insurance.

     Benefit Arrangements. Graham-Field has agreed to (i) provide officers and employees of Fuqua and its subsidiaries with employee benefit plans and arrangements which when taken as a whole are substantially similar to those provided by Fuqua and its subsidiaries at the time of the signing of the Merger Agreement and (ii) for a period of 12 months after the Effective Date, provide to officers and employees severance benefits in accordance with the policies of either Fuqua or Graham-Field, whichever will provide the greater benefit to the officers and employees.

     Fuqua Stock Option Plans. Graham-Field has agreed in the Merger Agreement that, at the Effective Time, each Fuqua Stock Option outstanding at the Effective Time will be converted into and become the right to purchase shares of Graham-Field Common Stock, and that Graham-Field will assume each Fuqua Stock Option in accordance with the terms of the Fuqua Stock Option Plans which, except as provided in the Merger Agreement, will remain in full force and effect with respect to the Fuqua Stock Options. As of the date of this Proxy Statement/Consent Solicitation Statement/Prospectus, there are 521,400 Fuqua Stock Options outstanding, each representing the right to purchase one share of Fuqua Common Stock. Pursuant to the Merger Agreement, prior to the Effective Time the Fuqua Board is permitted to grant stock options under the Fuqua Stock Option Plans to purchase up to 50,000 additional shares of Fuqua Common Stock. The Merger Agreement provides for a proportionate adjustment in the number of shares underlying the Fuqua Stock Options and the exercise price therefor based on the Exchange Ratio, and for the automatic vesting of the unvested portions of the Fuqua Stock Options at the Effective Time. Accordingly, assuming an Exchange Ratio of 2.1, the maximum number of shares of Graham-Field Common Stock that will be needed to satisfy the exercise of Fuqua Stock Options is 1,199,940. Following the Effective Time, Graham-Field will not grant any additional options or make any other awards under the Fuqua Stock Option Plans. APPROVAL OF THE SHARE ISSUANCE PROPOSAL WILL ALSO CONSTITUTE APPROVAL OF THE ISSUANCE OF GRAHAM-FIELD COMMON STOCK IN SUBSTITUTION FOR SHARES OF FUQUA COMMON STOCK UNDERLYING THE FUQUA STOCK OPTIONS.

     No Solicitation. Fuqua has agreed in the Merger Agreement, prior to the Effective Time, (a) that neither it nor any of its subsidiaries or affiliates shall, and it shall cause their respective officers, directors, employees, legal, investment banking, consultants and financial advisors, accountants and any other agents or representatives (collectively, "Representatives") not to, initiate, solicit or encourage, directly or indirectly, the making of any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the acquisition of Fuqua or any of its subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, Fuqua or any of its subsidiaries (an "Acquisition Proposal"), nor furnish any non-public information to any person or engage in any discussions or negotiate with respect to, or enter into any contract with respect to, any Acquisition Proposal; provided that Fuqua may communicate information about an unsolicited Acquisition Proposal to its stockholders if and to the extent that it is required to do so, based on the advice of outside counsel, in order to comply with its legal obligations, (b) to cease and cause to be terminated any existing activities, discussions or negotiations with any persons (other than Graham-Field) with respect to any Acquisition Proposal and (c) to promptly notify Graham-Field in the event that it receives any Acquisition Proposal.

     Conditions Precedent to the Merger. In addition to the approval of the Share Issuance Proposal by the stockholders of Graham-Field and the approval and adoption of the Merger Agreement by the stockholders of Fuqua, the obligations of Graham-Field and Fuqua to effect the Merger are subject to the fulfillment or waiver of certain conditions specified in the Merger Agreement, including, among others: (i) the continuing accuracy of the representations and warranties of the respective parties contained in the Merger Agreement; (ii) the performance and compliance in all material respects by the respective parties of all obligations under the Merger Agreement required to be performed on or prior to the consummation of the Merger; (iii) the receipt of certain material consents, approvals and waivers from governmental authorities; (iv) the absence of any injunction or other order by any Federal or state court preventing consummation of the Merger; (v) the applicable period under the HSR Act having expired or been terminated and (vi) the delivery to Graham-Field and Fuqua of a written tax opinion from Milbank, Tweed, Hadley & McCloy.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time (a) by mutual written consent of the parties, (b) by either Graham-Field or Fuqua if (i) the Merger shall have not occurred on or before March 31, 1998 and such failure does not result from any breach by the terminating party of any obligation under the Merger Agreement, (ii) the requisite vote of the stockholders of either Graham-Field at the Graham-Field Special Meeting or the receipt of the sufficient number of consents by Fuqua with respect to the approval and adoption of the Merger Agreement shall not have been obtained, (iii) in the event of a material breach by the other party of any representation or warranty contained in the Merger Agreement which cannot be or has not been cured within 30 days after the giving of written notice, if such breach is reasonably likely to have a material adverse effect, (iv) in the event of a material breach by the other party of any covenant or agreement contained in the Merger Agreement which cannot or has not been cured within 30 days after the giving of notice, or (v) any consent of any regulatory authority required for the consummation of the Merger shall have been denied by final nonappealable action of such authority or if an appeal is not taken within the time limit for appeal, or (c) by Fuqua, in the event (i) of the acquisition, by any person or group of persons, of beneficial ownership of 50% or more of the outstanding shares of Graham-Field Common Stock (the terms "person," "group" and "beneficial ownership" having the meaning ascribed thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder), (ii) the Graham-Field Board accepts or publicly recommends acceptance of an offer from a third party (including, without limitation, BIL or any of its affiliates) to acquire 50% or more of the outstanding shares of Graham-Field Common Stock or of Graham-Field's consolidated assets, or (iii) in the event Graham-Field terminates, amends, modifies or novates in any way the standstill provisions contained in the BIL Stockholder Agreement.

     Amendment; Waiver. The Merger Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective boards of directors of the parties thereto at any time prior to the Effective Time, whether prior to or after the approval of the stockholders of Fuqua and Graham-Field has been obtained, but after such adoption and approval only to the extent permitted by applicable law, provided that after approval of the Merger Agreement by the holders of Graham-Field Common Stock, the manner or basis of the exchange of Fuqua Common Stock for Graham-Field Common Stock shall not be amended in a manner adverse to the holders of Graham-Field Common Stock without the requisite approval of such holders.

     At any time prior to or at the Effective Time, any of the parties to the Merger Agreement may to the extent permitted by applicable law: (i) waive any default in the performance of any term of the Merger Agreement; (ii) waive or extend the time for compliance or fulfillment of any of the obligations or other acts of the other parties thereto; or (iii) waive any conditions precedent to their respective obligations. In the event that any material condition is waived by either party, Graham-Field and Fuqua intend to amend this Proxy Statement/Consent Solicitation Statement/Prospectus as required by applicable law and distribute such amended Proxy Statement/Consent Solicitation Statement/Prospectus or other information which is suitable to comply with any such laws. To the extent required by applicable law, if such an event occurs, Graham-Field will resolicit stockholder votes and distribute new proxy cards and Fuqua will resolicit stockholder consents and distribute new forms of consent. See "GRAHAM-FIELD SPECIAL MEETING, VOTING AND PROXIES -- Graham-Field Proxy Solicitation" and "FUQUA SOLICITATION OF WRITTEN CONSENTS -- Fuqua Consent Solicitation."

     Expenses. The Merger Agreement provides that each party thereto will pay its own expenses in connection with the Merger, except that each party will pay one-half of the filing fees associated with the filings under the HSR Act, the Registration Statement and this Proxy Statement/Consent Solicitation Statement/Prospectus, including the printing costs incurred in connection with the printing of this Proxy Statement/Consent Solicitation Statement/Prospectus.

STOCKHOLDERS AGREEMENT

     Simultaneous with the execution of the Merger Agreement, the Fuqua Family Stockholders, Graham-Field, BIL and Mr. Selinger entered into the Stockholders Agreement. The following is a summary of the material provisions of the Stockholders Agreement, which is attached as Annex B to this Proxy Statement/ Consent Solicitation Statement/Prospectus and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement.

     Voting Agreement. The Fuqua Family Stockholders, who collectively own approximately 32.1% of the outstanding shares of Fuqua Common Stock, will vote or execute written consents with respect to all of their shares of Fuqua Common Stock in favor of the approval and adoption of the Merger Agreement and the Merger, and will not dispose of their shares prior to the Effective Time. BIL and Mr. Selinger, who collectively own approximately 37% of the voting power of the outstanding shares of Graham-Field capital stock, will vote their shares of Graham-Field capital stock in favor of the Merger Agreement and the Merger at the Graham-Field Special Meeting.

     No Solicitation. Prior to the Effective Time, the Fuqua Family Stockholders will not initiate, solicit or encourage, directly or indirectly, the inquiry or the making or implementation of any proposal or offer with respect to a merger, consolidation or other business combination including Fuqua or any of its subsidiaries or any acquisition or similar transaction involving the purchase of all or any significant portion of the assets of Fuqua and its subsidiaries taken as a whole or any outstanding shares of the capital stock of Fuqua and its subsidiaries (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information to, or have any discussions or enter into any agreements or understandings with, any person or group relating to an Alternative Proposal (excluding the transactions contemplated by the Merger Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. However, any individual who is a Fuqua Family Stockholder and who serves on the Fuqua Board, or any designee of the Fuqua Family Stockholders, will not be prevented from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director of Fuqua in accordance with his or her fiduciary duties.

     Board Representation. So long as the Fuqua Family Stockholders own securities representing at least 5% of the voting power of the outstanding capital stock of Graham-Field, the Fuqua Family Stockholders will have the right to designate one member of the Graham-Field Board following the Effective Time.

     Standstill Provisions. Following the Effective Time and thereafter until such time as the Fuqua Family Stockholders own securities representing less than 5% of the voting power of the outstanding capital stock of Graham-Field, the Fuqua Family Stockholders will not directly or indirectly seek to acquire ownership of Graham-Field, engage in any solicitation of proxies with respect to Graham-Field or otherwise seek or propose to acquire control of the Graham-Field Board.

     Restriction on Certain Transfers. So long as the Fuqua Family Stockholders own securities representing at least 5% of the voting power of the outstanding capital stock of Graham-Field, the Fuqua Family Stockholders will not directly or indirectly assign, sell, pledge, hypothecate or otherwise transfer or dispose of ("Dispose" or "Disposition") any Graham-Field Common Stock, except: (i) a Disposition of any Graham-Field securities to any member of the Restricted Group (as defined below) who simultaneously with such transfer agrees in writing to be bound by the provisions of the Stockholder Agreement as though an original signatory thereto, (ii) a Disposition through an underwritten public offering registered under the Securities Act effected in accordance with the provisions of the Registration Rights Agreement, (iii) a Disposition pursuant to Rule 144(f) promulgated under the Securities Act, provided that, until such time as the Fuqua Family Stockholders beneficially own voting securities of Graham-Field representing less than 5% of the voting power of all voting securities of Graham-Field, any Rule 144(f) sales shall be subject to the volume limitations set forth in Rule 144(e) (regardless of whether such volume limitations are applicable to such sale), (iv) pursuant to a merger or consolidation of Graham-Field or a recapitalization of any Graham-Field securities, (v) pursuant to a self-tender or exchange offer by Graham-Field or a third party tender offer recommended by the Graham-Field Board, (vi) a Disposition by way of gift to any tax-exempt charitable organization or educational institution, (vii) a Disposition to a person eligible to file a statement on Schedule 13G or (viii) a Disposition to a person who, after giving effect to the sale, would own less than 5% of the voting power of the outstanding capital stock of Graham-Field. "Restricted Group" means (i) any Fuqua Family Stockholder, (ii) any and all persons directly or indirectly controlled by or under common control with any Fuqua Family Stockholder, (iii) if such Fuqua Family Stockholder is an individual, (a) any member of such Fuqua Family Stockholder's family (including any spouse, parent, sibling, child, grandchild or other lineal descendant, including adoptive children), (b) the heirs, executors, personal representatives and administrators of any of the foregoing persons, (c) any trust established for the benefit of any of the foregoing persons and (d) any charitable foundations established by any of the foregoing persons, and (iv) any and all groups (within the meaning of Section 13(d)(3) of the Exchange Act) of which any Fuqua Family Stockholder or any person directly or indirectly controlling, controlled by or under common control with such Fuqua Family Stockholder is a member, other than any such group not acting for the purpose of acquiring, holding or beneficially owning equity securities.

     Voting at Stockholder Meetings. Until such time as the Fuqua Family Stockholders beneficially owns outstanding voting securities representing less than 5% of the voting power of all outstanding capital stock of Graham-Field, at each meeting of stockholders of Graham-Field, the Fuqua Family Stockholders will vote the Graham-Field Common Stock held by the Fuqua Family Stockholders (i) for the nominees for directors recommended by the Graham-Field Board, (ii) on all other proposals of the Graham-Field Board, as the Fuqua Family Stockholders determine in their sole discretion, and (iii) on all proposals of any other stockholder of Graham-Field, in accordance with the recommendation of the Graham-Field Board. Notwithstanding the foregoing, (x) to the extent that any member of the Fuqua Family Stockholders holds or is empowered to vote or to effect the voting of Graham-Field Common Stock in a fiduciary or comparable capacity and, in the exercise of such duties, such member of the Fuqua Family Stockholders determines that it is not appropriate to vote such Graham-Field Common Stock in accordance with the recommendation of the Graham-Field Board as contemplated by clause (iii) above, then such member of the Fuqua Family Stockholders may vote such Graham-Field Common Stock in such manner as he or she determines is appropriate, and (y) such voting requirements will terminate and be of no further force or effect at such time as the members of the Fuqua Family Stockholders notify Graham-Field in writing that they irrevocably waive their right to nominate a director and they cause their designee on the Graham-Field Board to resign.

     Termination. The Stockholders Agreement will automatically terminate upon a termination of the Merger Agreement in accordance with its terms, upon a change of control of the Graham-Field Board, or if the Fuqua Family Stockholders beneficially own securities representing less than 5% of the voting power of the outstanding capital stock of Graham-Field.

VOTING AGREEMENT

     Simultaneous with the execution of the Merger Agreement, Mr. Minotto and Graham-Field entered into the Voting Agreement. The following is a summary of the material provisions of the Voting Agreement, which is attached as Annex C to this Proxy Statement/Consent Solicitation Statement/Prospectus and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement.

     Voting Agreement. Mr. Minotto, who together with Minotto Partners, L.P., owns approximately 13.4% of the outstanding shares of Fuqua Common Stock, has agreed to vote or to execute a written consent with respect to all of his shares of Fuqua Common Stock in favor of the Merger Agreement and the Merger and will not dispose of his shares prior to the Effective Time.

     No Solicitation. Prior to the Effective Time, Mr. Minotto will not initiate, solicit or encourage, directly or indirectly, any inquiry or the making or implementation of any proposal or offer with respect to an Alternative Proposal, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions or enter into any agreements or understandings with, any person or group relating to an Alternative Proposal (excluding the transactions contemplated by the Merger Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. However, Mr. Minotto will not be prevented from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in his capacity as a director of Fuqua in accordance with his fiduciary duties.

     Restrictions on Certain Transfers. Following the Effective Time, Mr. Minotto will not Dispose of any shares of Graham-Field Common Stock received in the Merger except in compliance with Federal and state securities law, including, without limitation, Rule 145 promulgated under the Securities Act.

     Termination. The Voting Agreement will automatically terminate upon a termination of the Merger Agreement in accordance with its terms.

     Minotto Partners, L.P. Pursuant to a letter agreement dated November 25, 1997, by and among Graham-Field, Mr. Minotto and Minotto Partners, L.P., Minotto Partners, L.P. has agreed to be bound by the terms of the Voting Agreement with respect to shares of Fuqua Common Stock transferred to it by Mr. Minotto prior to the Merger.

REGISTRATION RIGHTS AGREEMENTS

     Fuqua Family Stockholders. Simultaneous with the Merger Agreement, Graham-Field entered into the Fuqua Family Stockholders Registration Rights Agreement with the Fuqua Family Stockholders. The following is a summary of material provisions of the Fuqua Family Stockholders Registration Rights Agreement, which is attached as Annex D to this Proxy Statement/Consent Solicitation Statement/Prospectus and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Fuqua Family Stockholders Registration Rights Agreement.

     The Fuqua Family Stockholders Registration Rights Agreement contains customary terms and conditions and provides, among other things, that the Fuqua Family Stockholders and certain of their transferees will have the right to require Graham-Field to register under the Securities Act Registrable Securities (as defined below) in up to three demand registrations and unlimited incidental ("piggyback") registrations. "Registrable Securities" is defined in the Fuqua Family Stockholders Registration Rights Agreement as (i) the shares of Graham-Field Common Stock received by the Fuqua Family Stockholders in the Merger and (ii) any additional shares of Graham-Field Common Stock issued or distributed by way of a dividend, stock split, merger, consolidation or other distribution in respect of such shares, or acquired by way of any rights offering or similar offering made in respect of such shares. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been distributed to the public pursuant to Rule 144 promulgated under the Securities Act or all Registrable Securities then owned by the Fuqua Family Stockholders can be sold in any three-month period pursuant to Rule 144, (iii) they are transferred to or become owned by a person other than the Fuqua Family Stockholders (other than a permitted assignee as described in the next paragraph) or (iv) they shall have ceased to be outstanding.

     Graham-Field has agreed in the Fuqua Family Stockholders Registration Rights Agreement to pay all registration expenses in connection with each registration of Registrable Securities pursuant to the Fuqua Family Stockholders Registration Rights Agreement, except for underwriting discounts and commissions. Graham-Field has also agreed in the Fuqua Family Stockholders Registration Rights Agreement to customary indemnification and contribution protections to selling holders of Registrable Securities under the Federal securities laws and otherwise. The Fuqua Family Stockholders may assign their rights under the Fuqua Family Stockholders Registration Rights Agreement to another Fuqua Family Stockholder or, if such person is a natural person, to his or her heirs and legal representatives. The Fuqua Family Stockholders Registration

Rights Agreement will automatically terminate upon a termination of the Merger Agreement prior to the Effective Time.

     Minotto Stockholders. As contemplated by the Voting Agreement, on November 25, 1997, Graham-Field entered into the Minotto Registration Rights Agreement with the Minotto Stockholders. The following is a summary of material provisions of the Minotto Registration Rights Agreement, which is attached as Annex E to this Proxy Statement/Consent Solicitation Statement/Prospectus and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Minotto Registration Rights Agreement.

     The Minotto Registration Rights Agreement contains customary terms and conditions and provides, among other things, that the Minotto Stockholders and certain of their transferees will have the right, until the second anniversary of the Effective Time, to require Graham-Field to register under the Securities Act Registrable Securities (as defined below) pursuant to a shelf registration statement, which will provide for the offering and sale of the Registrable Securities to or through brokers or dealers, in transactions on the NYSE, in ordinary brokerage transactions or through other private sales, but not pursuant to an underwritten public offering. "Registrable Securities" is defined in the Minotto Registration Rights Agreement as (i) the shares of Graham-Field Common Stock received by the Minotto Stockholders in the Merger and (ii) any additional shares of Graham-Field Common Stock issued or distributed by way of a dividend, stock split, merger, consolidation or other distribution in respect of such shares, or acquired by way of any rights offering or similar offering made in respect of such shares. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been distributed to the public pursuant to Rule 144 promulgated under the Securities Act or (iii) they shall have ceased to be outstanding.

     Graham-Field has agreed in the Minotto Registration Rights Agreement to pay all registration expenses in connection with its registration of Registrable Securities pursuant to the Minotto Registration Rights Agreement. Graham-Field has also agreed in the Minotto Registration Rights Agreement to customary indemnification and contribution protections to selling holders of Registrable Securities under the Federal securities laws and otherwise. A Minotto Stockholder may assign its rights under the Minotto Registration Rights Agreement to another Minotto Stockholder or to such Minotto Stockholder's spouse, children, heirs or successors, as the case may be, or to the legal representatives of the foregoing persons, or to any person controlled by the foregoing persons. The Minotto Registration Rights Agreement will automatically terminate upon a termination of the Merger Agreement prior to the Effective Time.

REGULATORY MATTERS

     Antitrust. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger and the other transactions contemplated by the Merger Agreement may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the applicable waiting period has expired or been terminated. On September 25, 1997, notification and report forms were filed by Graham-Field and Fuqua, respectively, under the HSR Act with the FTC and the Antitrust Division with respect to the Merger Agreement and the transactions contemplated thereby. In addition, on September 29, 1997, Mr. Minotto filed a notification and report form under the HSR Act with respect to his acquisition of Graham-Field Common Stock in the Merger. The waiting period under the HSR Act expired 30 days after each filing.

     At any time before or after consummation of the Merger, notwithstanding that the waiting period under the HSR Act has expired, the Antitrust Division, the FTC or any state could take such action under applicable antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of Graham-Field or Fuqua. Private parties may also seek to take legal action under applicable antitrust laws under certain circumstances.

     General. Graham-Field and Fuqua are not aware of any other material regulatory consents, approvals or filings required for the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

CONDUCT OF FUQUA'S BUSINESS AFTER THE MERGER

     Fuqua will survive the Merger as a wholly-owned subsidiary of Graham-Field, and its name will be changed to "Lumex/Basic American Holdings, Inc." Although Graham-Field considers the Leather Operations an asset, Graham-Field intends to dispose of the Leather Operations as soon as reasonably practicable following consummation of the Merger. With respect to the Medical Products Operations, Graham-Field intends to integrate and consolidate certain of the combined entity's manufacturing operations. Fuqua's Prism and Basic operations will continue to operate as stand-alone entities. The home healthcare and medical/surgical business units of Fuqua will become fully-integrated with Graham-Field's business units, and the long-term care medical products business will continue to operate as a separate business unit through Fuqua's Basic operations. It is anticipated that each of the manufacturing facilities of the combined entity will operate through Graham-Field's distribution network.

NYSE LISTING

     Pursuant to the Merger Agreement, Graham-Field has agreed to use reasonable efforts to cause the shares of Graham-Field Common Stock to be issued pursuant to the Merger Agreement to be listed for trading on the NYSE. Such authorization for listing is a condition to the obligations of Graham-Field and Fuqua to consummate the Merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion of the material Federal income tax consequences to Fuqua stockholders of the Merger and subsequent holding of Graham-Field Common Stock is based upon the Code, the applicable Treasury Department regulations thereunder, judicial authority and current administrative rulings and practice as of the date hereof, and states the opinion of Milbank, Tweed, Hadley & McCloy, special counsel to Graham-Field, regarding the matters discussed. The following discussion does not address (i) certain Federal income tax consequences applicable to special classes of taxpayers including, without limitation, foreign corporations, tax exempt entities and persons who acquired Fuqua Common Stock pursuant to the exercise of an employee option or otherwise as compensation or who hold that stock other than as a capital asset or (ii) the consequences of the Merger under state, local or foreign law.

     Consequences of the Merger. The Merger will qualify as a "reorganization" within the meaning of Section 368(a)(1)(B) of the Code. As a result, Fuqua stockholders will recognize no gain or loss in the Merger on the receipt of shares of Graham-Field Common Stock in exchange for their shares of Fuqua Common Stock, except to the extent that they receive cash in lieu of a fractional share of Graham-Field Common Stock. As to cash received in lieu of any fractional share of Graham-Field Common Stock, a Fuqua stockholder will recognize gain to the extent the stockholder receives cash that exceeds the stockholder's tax basis in the share of Fuqua Common Stock, or portion thereof, allocated to the Graham-Field fractional share or will recognize loss to the extent this basis exceeds the cash received. Such gain or loss will be long-term capital gain or loss if the stock has been held for more than one year and will otherwise be short-term capital gain or loss. In the case of individual holders, long-term capital gain is taxed at a maximum Federal rate of 28% if their holding period is 18 months or less and at a maximum Federal rate of 20% if their holding period exceeds 18 months. Net capital gains of corporations and short-term capital gains of individuals are taxed at the same Federal rate as ordinary income.

     The holding period of Fuqua stockholders in their shares of Fuqua Common Stock will be added to their holding period for the shares of Graham-Field Common Stock they receive in the Merger.

     Consequences of Holding Graham-Field Common Stock. Generally, former Fuqua stockholders that are corporations will be entitled to the 70% dividends received deduction as provided for in Section 243 of the Code in respect of dividends paid on shares of Graham-Field Common Stock unless and to the extent their shares of Fuqua Common Stock exchanged therefor were "debt-financed portfolio stock" within the meaning of Section 246A of the Code. In the case of dividends paid on shares of Graham-Field Common Stock to a non-U.S. stockholder, a 30% U.S. withholding tax will be subtracted from the dividends paid unless the stockholder provides Graham-Field with the proper forms that evidence that stockholder's right to a reduced rate of withholding tax under the provisions of an applicable income tax treaty with the United States.

     THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER, CURRENT COURT DECISIONS AND ADMINISTRATIVE RULINGS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THE DISCUSSION.

     FUQUA STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

ACCOUNTING TREATMENT

     The Merger will be accounted for as a "purchase", as such term is used under generally accepted accounting principles. Accordingly, from and after the Effective Date, Fuqua's consolidated results of operations will be included in Graham-Field's consolidated results of operations. For purposes of preparing Graham-Field's consolidated financial statements, Graham-Field will establish a new accounting basis for Fuqua's assets and liabilities based upon the fair market values thereof and Graham-Field's purchase price, including the direct costs of the acquisition. A final determination of required purchase accounting adjustments and of the fair market value of the assets and liabilities of Fuqua has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the unaudited combined condensed pro forma financial information appearing elsewhere in this Proxy Statement/Consent Solicitation Statement/Prospectus are preliminary and have been made solely for purposes of developing such pro forma consolidated financial information to comply with disclosure requirements of the SEC. Although the final allocation will differ, the pro forma consolidated financial information reflects management's best estimate based upon currently available information.

ABSENCE OF APPRAISAL RIGHTS

     Under Delaware law, neither holders of shares of Fuqua Common Stock nor holders of shares of any class of Graham-Field capital stock will have appraisal rights with respect to the Merger.

FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of Graham-Field Common Stock to be received by Fuqua stockholders in the Merger will be freely transferable, except that shares of Graham-Field Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Fuqua prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Graham-Field) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Graham-Field or Fuqua generally include individuals or entities that control, are controlled by, or are under common control with such party and may include certain officers and directors of such party as well as principal stockholders of such party. The Merger Agreement requires Fuqua to use its reasonable efforts to cause each of its affiliates to execute a written agreement to the effect that such affiliate will not offer or sell or otherwise dispose of any of the shares of Graham-Field Common Stock issued to such affiliate in or pursuant to the Merger in violation of the Securities Act or the rules and regulations promulgated by the SEC thereunder.

     Pursuant to the Fuqua Family Stockholders Registration Rights Agreement, Graham-Field has granted certain registration rights to the Fuqua Family Stockholders with respect to shares of Graham-Field Common

Stock that the Fuqua Family Stockholders acquire pursuant to the Merger Agreement. In addition, the Minotto Stockholders have been granted certain registration rights. See "-- Registration Rights Agreements." Except as described above, Graham-Field will not be required to provide similar registration rights to any other Fuqua stockholder.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

        UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF
                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

     The following unaudited pro forma combined condensed financial information reflects financial information with respect to (1) the Merger, (2) Graham-Field's acquisitions of (i) Everest & Jennings International Ltd. ("Everest & Jennings") on November 27, 1996 (the "Everest & Jennings Acquisition"), (ii) V.C. Medical Distributors, Inc. ("V.C. Medical") on September 4, 1996 (the "V.C. Medical Acquisition"), (iii) Motion 2000 Inc. ("Motion 2000") and Motion 2000 Quebec Inc. ("Motion Quebec" and, together with Motion 2000, the "Motion 2000 Companies") on February 28, 1997, (iv) Kuschall of America, Inc. ("Kuschall") on March 7, 1997, (v) LaBac Systems, Inc. ("LaBac") on June 25, 1997, and (vi) Medi-Source, Inc. ("Medi-Source") on August 21, 1997 (the acquisitions, other than the Everest & Jennings Acquisition and the V.C. Medical Acquisition, in this clause (2) are collectively referred to as the "Other Recent 1997 Acquisitions"; the Other Recent 1997 Acquisitions and the V.C. Medical Acquisition are collectively referred to as the "Other Recent Acquisitions"; and the Other Recent Acquisitions, the Merger and the Everest & Jennings Acquisition are collectively referred to as the "Acquisitions"), and
(3) the sale by Graham-Field of its Notes completed on August 4, 1997 and application of the net proceeds therefrom. See "-- Unaudited Pro Forma Combined Condensed Financial Information of Fuqua Enterprises, Inc." for financial information with respect to recent acquisitions completed by Fuqua.

     The unaudited pro forma combined condensed financial information gives effect to the adjustments described in the notes attached thereto. The accompanying unaudited pro forma combined condensed balance sheet combines the historical consolidated balance sheet of Graham-Field as of September 30, 1997 and the historical consolidated balance sheet of Fuqua, as if the Merger had occurred on September 30, 1997. The accompanying unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 1997 combines the historical consolidated statements of operations of Graham-Field on a pro forma basis with those of the Motion 2000 Companies, Kuschall, LaBac, Medi-Source and Fuqua as if the Other Recent 1997 Acquisitions and the Merger had occurred at January 1, 1997. The accompanying unaudited pro forma combined condensed statement of operations for the year ended December 31, 1996 combines the historical consolidated statements of operations of Graham-Field on a pro forma basis with those of V.C. Medical, Everest & Jennings, the Motion 2000 Companies, Kuschall, LaBac, Medi-Source and Fuqua as if the Acquisitions had occurred at January 1, 1996. The historical consolidated statements of operations of Graham-Field have been restated to reflect the acquisition of Medical Supplies of America, Inc. ("Medapex") on August 28, 1997, which was accounted for as a pooling of interests. The unaudited pro forma combined condensed financial information, as adjusted, also gives effect to the completion of the sale of the Notes and the use of proceeds therefrom.

     As a result of the Merger, the management of Graham-Field anticipates that the combined entity will achieve significant cost savings and economies of scale. Graham-Field has plans to eliminate certain duplicate distribution and manufacturing centers and make reductions in general and administrative expenses where duplicate functions are being performed. In addition, Graham-Field anticipates that certain enhancements will be achieved as a result of the Merger, including an improvement in the gross profit margin associated with the combined entities' sale of patient aids and bathroom accessories, and cross-selling opportunities between the companies which may present growth opportunities for Graham-Field. Furthermore, the management of Graham-Field believes that it will be able to eliminate a significant amount of the indebtedness of Fuqua through cash available to Graham-Field and the proceeds to be derived from the contemplated disposition of the Leather Operations. See "THE MERGER -- Conduct of Fuqua's Business After the Merger."

     The unaudited pro forma combined condensed statements of operations do not reflect potential (i) cost savings associated with Fuqua's on-going rationalization of its production and distribution facilities, (ii) synergistic benefits and enhancements relating to the elimination of duplicate distribution and manufacturing centers, (iii) reduction of general and administrative expenses of the combined entity anticipated by Graham-Field's management, (iv) enhancements including an improvement in the gross profit margin associated with the combined entities' sale of patient aids and bathroom accessories, (iv) cross-selling opportunities between the companies which may present growth opportunities for Graham-Field, and (v) interest savings from the elimination of a significant amount of Fuqua indebtedness through cash available to Graham-Field and proceeds to be derived from the contemplated disposition of the Leather Operations. In addition, the unaudited pro forma combined condensed statement of operations for the year ended December 31, 1996 does not reflect any cost savings, synergistic benefits and enhancements realized by (i) Graham-Field in connection with the Everest & Jennings Acquisition for the period prior to November 27, 1996 and
(ii) Fuqua in connection with its acquisition of the Lumex Division for the period prior to its acquisition on April 3, 1996. See "THE MERGER -- Reasons for the Merger; Recommendations of the Board of Directors" and "-- Opinions of Financial Advisors."

     The unaudited pro forma combined condensed financial information is not necessarily indicative of Graham-Field's financial position or the results of operations that actually would have occurred if the transactions described above had occurred on the dates indicated or for any future period or date. The unaudited pro forma adjustments give effect to available information and assumptions that Graham-Field believes are reasonable. The unaudited pro forma combined condensed financial information should be read in conjunction with Graham-Field's and Fuqua's historical consolidated financial statements and the notes thereto appearing elsewhere herein. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GRAHAM-FIELD, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FUQUA" and "INDEX TO FINANCIAL STATEMENTS."

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                  HISTORICAL
                                           -------------------------        PRO FORMA        PRO FORMA
                                           GRAHAM-FIELD      FUQUA         ADJUSTMENTS       COMBINED
                                           ------------     --------       -----------       ---------
                                                            (NOTE 1)        (NOTE 2)
ASSETS:
Current Assets:
  Cash and cash equivalents..............    $  5,682       $  2,072        $    (104)[a]    $   7,650
  Marketable securities..................      12,832             --               --           12,832
  Accounts receivable -- net.............      74,770         42,419          (24,766)[a]       92,423
  Inventories............................      60,314         46,433          (29,558)[a]       77,189
  Other current assets...................       8,146          3,594             (689)[a]       11,051
  Recoverable and prepaid income taxes...         256             --               --              256
  Deferred tax asset.....................          --          4,802              460[a]         5,262
                                             --------       --------         --------         --------
     Total Current Assets................     162,000         99,320          (54,657)         206,663
  Property, plant and equipment -- net...      14,801         34,164          (12,831)[a]       36,134
  Excess of cost over net assets
     acquired -- net.....................     103,232         37,655           86,026[b]       226,913
  Other Assets...........................      13,015          1,746           (1,547)[a]       13,214
  Discontinued operations................          --          3,637           (3,637)[a]           --
  Assets held for sale...................          --             --           75,652[a]        75,652
                                             --------       --------         --------         --------
          Total Assets...................    $293,048       $176,522        $  89,006        $ 558,576
                                             ========       ========         ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt...    $  2,054       $    589        $    (209)[a]    $   2,434
  Accounts payable.......................      22,945         26,905           (7,913)[a]       41,937
  Accrued expenses.......................      21,829             --           28,000[c]        49,829
                                             --------       --------         --------         --------
     Total Current Liabilities...........      46,828         27,494           19,878           94,200
  Long-term debt.........................       8,440         54,444             (978)[a]       61,906
  Senior subordinated notes..............     100,000             --               --          100,000
  Other long-term liabilities............       1,522             --               --            1,522
                                             --------       --------         --------         --------
          Total Liabilities..............     156,790         81,938           18,900          257,628
STOCKHOLDERS' EQUITY
  Series A preferred stock...............          --             --               --               --
  Series B preferred stock...............      28,200             --               --           28,200
  Series C preferred stock...............       3,400             --               --            3,400
  Common stock...........................         530         11,322          (11,075)[d]          777
  Additional paid-in capital.............     115,702         24,902          139,541[d]       280,145
  (Deficit) retained earnings............     (11,548)        59,233          (59,233)[d]      (11,548)
  Unrealized gain on marketable
     securities..........................          72             --               --               72
  Cumulative translation adjustment......          61             --               --               61
                                             --------       --------         --------         --------
  Subtotal...............................     136,417         95,457           69,233          301,107
  Treasury stock.........................          --           (873)             873[d]            --
  Notes receivable from sale of shares...        (159)            --               --             (159)
                                             --------       --------         --------         --------
          Total Stockholders' Equity.....     136,258         94,584           70,106          300,948
                                             --------       --------         --------         --------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY.................................    $293,048       $176,522        $  89,006        $ 558,576
                                             ========       ========         ========         ========

    The accompanying notes are an integral part of these pro forma combined condensed financial statements.

NOTE 1:  PURCHASE PRICE SUMMARY AND RELATED ALLOCATION OF MERGER

     A summary of the estimated purchase price and related allocation, which reflects the estimated proceeds from the disposal of the Leather Operations, is set forth below (amounts in thousands):

    Estimated Purchase Price:
    Issuance of 2.1 shares of Graham-Field Common Stock for each share of
      Fuqua Common Stock(a)...................................................  $164,690
    Estimated fees and expenses related to the Merger.........................     8,000
                                                                                --------
    Total Estimated Purchase Price............................................  $172,690
                                                                                ========

                                                                         SALE OF
                                                          TOTAL          LEATHER             NET
                                                         FUQUA(C)     OPERATIONS(B)     ALLOCATION(D)
                                                         --------     -------------     -------------
Allocation (based on estimated fair values):
  Cash.................................................  $  2,072       $    (104)         $ 1,968
  Accounts and notes receivable, net...................    42,419         (24,766)          17,653
  Inventory............................................    46,433         (29,558)          16,875
  Property, Plant & Equipment, net.....................    34,164         (12,831)          21,333
  Previous excess of cost over net assets acquired.....    37,655              --           37,655
  Discontinued operations..............................     3,637          (3,637)              --
  Other assets.........................................    10,142          (1,776)           8,366
  Debt and capital leases..............................    55,033          (1,187)          53,846
  Accounts payable and accrued expenses................    46,905          (7,913)          38,992
  Excess of Purchase Price over net assets acquired....    98,106         (12,080)          86,026
                                                         --------        --------          -------
                                                         $172,690       $  75,652          $97,038
                                                         ========        ========          =======

---------------

a. As of September 30, 1997, there were 4,482,709 shares of Fuqua Common Stock outstanding (not including shares underlying vested stock options), which are to be exchanged into shares of Graham-Field Common Stock at the Exchange Ratio (subject to adjustment as provided in the Merger Agreement; see "THE MERGER -- Conversion of Fuqua Shares in the Merger") or a total of approximately 9,413,689 shares of Graham-Field Common Stock. In addition, as of September 30, 1997, there were 521,400 vested stock options (the "Fuqua Stock Options") outstanding to purchase shares of Fuqua Common Stock. In accordance with the terms of the Merger Agreement, shares of Graham-Field Common Stock will be issued in substitution for shares of Fuqua Common Stock upon the exercise of the Fuqua Stock Options. The equivalent number of shares of Graham-Field Common Stock to be issued, after giving effect to the option price of the Fuqua Stock Options as adjusted for the Exchange Ratio (assumed to be 2.1) in accordance with the Merger Agreement, is approximately 454,000 shares of Graham-Field Common Stock. For purposes of calculating the purchase price, the Graham-Field Common Stock is valued at $16.69 per share, which represents the average closing sales price of the Graham-Field Common Stock for the period three business days immediately prior to and three business days immediately after the announcement on September 8, 1997 of the execution of the Merger Agreement. In the event the Graham-Field Average Stock Price was $12.00, Graham-Field would be required to issue 2.375 shares for each share of Fuqua Common Stock, or a total of 10,646,433 shares (excluding the issuance of shares of Graham-Field Common Stock in substitution for shares of Fuqua Common Stock upon the exercise of the Fuqua Stock Options). Alternatively, in the event the Graham-Field Average Stock Price was $19.00, Graham-Field would be required to issue 1.95 shares for each share of Fuqua Common Stock, or a total of 8,741,283 shares (excluding the issuance of shares of Graham-Field Common Stock in substitution for shares of Fuqua Common Stock upon the exercise of the Fuqua Stock Options).

b. It is Graham-Field's intention to dispose of the Leather Operations as soon as reasonably practicable following the consummation of the Merger. Accordingly, the net assets of the Leather Operations have been reflected as "Assets Held for Sale" in the unaudited pro forma balance sheet. The net asset value of the Leather Operations includes a portion of the excess of the purchase price over the net assets acquired in connection with the Merger, based upon the net proceeds of $73,000,000 expected to be realized from the sale of the Leather Operations and the estimated net after tax income of $2,652,000 expected to be earned by the Leather Operations for the period between the consummation of the Merger and the anticipated date of the disposal of the Leather Operations.

    It is the expectation of the management of Graham-Field that the Leather Operations will be disposed of within six months following the consummation of the Merger. This expectation is based upon the advice of Graham-Field's financial advisors. In calculating the portion of the excess of the purchase price over the net assets acquired in connection with the Merger attributable to the Leather Operations, management estimated the net proceeds to be received on the sale, based on a range of sale prices provided by Graham-Field's financial advisors. The after tax income expected to be earned by the Leather Operations for the six months following the consummation of the Merger is based on internal budgets of Fuqua.

c. Includes an accrual of $20,000,000 for the estimated income tax liability related to the anticipated sale of the Leather Operations.

d. The net allocation is preliminary and does not reflect the fair value adjustments to the Fuqua assets and liabilities, the potential charges for the write-off of purchased in-process research and development costs and merger-related costs, since such amounts are not able to be estimated at this time. Graham-Field will determine the fair value of Fuqua's assets and liabilities following the Effective Time of the Merger through independent appraisals, which will include appraisals of real estate, patents and trademarks and research and development projects of Fuqua. Graham-Field intends to complete the valuation process prior to the filing of its Annual Report on Form 10-K for the year ended December 31, 1997. These adjustments could result in a material variation from the preliminary net allocation presented in these pro forma financial statements. See "RISK FACTORS -- Risk Factors Relating to the Merger -- Fair Value Adjustments."

NOTE 2:  PRO FORMA ADJUSTMENTS

a. Adjustment to eliminate the assets of the Leather Operations and reflect the operations as "Assets Held for Sale." See Note 1 to the pro forma combined condensed balance sheet.

b. Adjustment to record the excess of the estimated purchase price over the net assets acquired in connection with the Merger of $86,026,000, after the elimination of the net assets of the Leather Operations.

c. Adjustment for accrued costs, including, but not limited to, investment banking fees, legal fees, accounting and tax fees, due diligence expenses and severance arrangements of approximately $8,000,000 related to the Merger. For a description of the Fuqua severance arrangements, see "THE MERGER -- Interests of Certain Persons in the Merger -- Fuqua Severance Arrangements and Stock Option Arrangements." Adjustment for the estimated income tax liability of approximately $20,000,000 related to the sale of the Leather Operations by Graham-Field.

d. Adjustment to record the elimination of the equity of Fuqua of $94,584,000. Adjustment to record the issuance of shares of Graham-Field Common Stock in connection with the Merger valued at $164,690,000.

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                 HISTORICAL                                        PRO FORMA (NOTE 3)
                         --------------------------    --------------------------------------------------------------------------
                                      OTHER RECENT                                                       FUQUA
                         GRAHAM-          1997          PRO FORMA        GRAHAM-FIELD      FUQUA       PRO FORMA        PRO FORMA
                          FIELD       ACQUISITIONS     ADJUSTMENTS        PRO FORMA      PRO FORMA    ADJUSTMENTS       COMBINED
                         --------    --------------    -----------       ------------    ---------    -----------       ---------
                                                        (NOTE 4)                         (NOTE 1)      (NOTE 5)
Revenues:
Medical equipment and
  supplies and product
  revenue.............   $189,515       $ 11,258         $    --           $200,773      $180,575      $(101,438)(a)    $279,910
Interest and other
  income..............        759             --              --                759           187             --             946
                         --------        -------         -------           --------      --------      ---------        --------
                          190,274         11,258              --            201,532       180,762       (101,438)        280,856
                         --------        -------         -------           --------      --------      ---------        --------
Costs and expenses:
Cost of revenues......    128,100          6,124              --            134,224       142,433        (89,766)(a)     186,891
Selling, general and
  administrative......     43,976          5,124            (264)(b,c,f)     48,836        27,702         (3,972)(a,b)    72,566
Interest expense......      4,557            119           3,067(d,f)         7,743         2,627                         10,370
                         --------        -------         -------           --------      --------      ---------        --------
                          176,633         11,367           2,803            190,803       172,762        (93,738)        269,827
                         --------        -------         -------           --------      --------      ---------        --------
Income (loss) from
  continuing
  operations before
  income taxes........     13,641           (109)         (2,803)            10,729         8,000         (7,700)         11,029
Income taxes
  (benefit)...........      5,395             --          (1,121)(e)          4,274         2,722         (2,159)(c)       4,837
                         --------        -------         -------           --------      --------      ---------        --------
Income (loss) from
  continuing
  operations..........      8,246           (109)         (1,682)             6,455         5,278         (5,541)          6,192
Preferred stock
  dividends...........        799             --              --                799            --             --             799
                         --------        -------         -------           --------      --------      ---------        --------
Income (loss) from
  continuing
  operations available
  to common
  stockholders........   $  7,447       $   (109)        $(1,682)          $  5,656      $  5,278      $  (5,541)       $  5,393
                         ========        =======         =======           ========      ========      =========        ========
Per share data:
Income from continuing
  operations per
  common share
  outstanding (Note
  4g).................   $    .32                                          $    .24      $   1.17                       $    .17
                         ========                                          ========      ========                       ========
Weighted average
  number of common and
  common equivalent
  shares
  outstanding.........     25,888                            566             26,454         4,530          5,338          36,322
                         ========                        =======           ========      ========      =========        ========

    The accompanying notes are an integral part of these pro forma combined condensed financial statements.

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                           HISTORICAL                                    PRO FORMA (NOTE 3)
                               ----------------------------------  --------------------------------------------------------------
                                                        OTHER                                                FUQUA
                               GRAHAM-    EVEREST &     RECENT      PRO FORMA    GRAHAM-FIELD    FUQUA     PRO FORMA    PRO FORMA
                                FIELD     JENNINGS   ACQUISITIONS  ADJUSTMENTS    PRO FORMA    PRO FORMA  ADJUSTMENTS   COMBINED
                               --------   ---------  ------------  -----------   ------------  ---------  -----------   ---------
                                          (NOTE 2)                  (NOTE 4)                   (NOTE 1)    (NOTE 5)
Revenues:
Medical equipment and
 supplies and product
 revenue.....................  $143,083   $ 61,403     $ 29,063      $(5,579)(a)   $227,970    $208,252    $(107,832)(a) $328,390
Interest and other income....       559         --           --           --            559       1,815           (5)(a)    2,369
                               --------    -------      -------      -------       --------    --------    ---------    --------
                                143,642     61,403       29,063       (5,579)       228,529     210,067     (107,837)    330,759
                               --------    -------      -------      -------       --------    --------    ---------    --------
Costs and expenses:
Cost of revenues.............    99,641     51,992       17,837       (5,379)(a)    164,091     157,575      (89,092)(a)  232,574
Selling, general and
 administrative..............    34,578     19,879       10,463        1,621(b c,f)     66,541   43,066       (4,963) a,b)  104,644
Interest expense.............     2,578      4,250          281        3,848(d,f)     10,957      4,966           --      15,923
Purchased in-process research
 and development costs.......    12,800         --           --           --         12,800          --           --      12,800
Merger related charges.......     3,000         --           --           --          3,000          --           --       3,000
                               --------    -------      -------      -------       --------    --------    ---------    --------
                                152,597     76,121       28,581           90        257,389     205,607      (94,055)    368,941
                               --------    -------      -------      -------       --------    --------    ---------    --------
Income (loss) from continuing
 operations before income
 taxes (benefit).............    (8,955)   (14,718)         482       (5,669)       (28,860)      4,460      (13,782)    (38,182)
Income taxes (benefit).......     2,918         26          410       (6,221)(e)     (2,867)      1,484       (5,306)(c)   (6,689)
                               --------    -------      -------      -------       --------    --------    ---------    --------
Income (loss) from continuing
 operations..................   (11,873)   (14,744)          72          552        (25,993)      2,976       (8,476)    (31,493)
Preferred stock dividends....        --         --           --        1,065          1,065          --           --       1,065
                               --------    -------      -------      -------       --------    --------    ---------    --------
Income (loss) from continuing
 operations available to
 common stockholders.........  $(11,873)  $(14,744)    $     72      $  (513)       (27,058)   $  2,976    $  (8,476)   $(32,558)
                               ========    =======      =======      =======       ========    ========    =========    ========
Per share data:
Income (loss) from continuing
 operations per common share
 outstanding (Note 4g).......  $   (.76)                                           $  (1.31)   $    .65                 $  (1.07)
                               ========                                            ========    ========                 ========
Weighted average number of
 common and common equivalent
 shares outstanding..........    15,557                                5,134         20,691       4,554        5,314      30,559
                               ========                              =======       ========    ========    =========    ========

    The accompanying notes are an integral part of these pro forma combined condensed financial statements.

NOTE 1:  PRIOR ACQUISITIONS OF FUQUA

     See the unaudited pro forma combined condensed statements of operations of Fuqua reflecting the acquisitions of the Lumex Division and Prism under "-- Unaudited Pro Forma Combined Condensed Financial Information of Fuqua Enterprises, Inc."

     On February 26, 1997, Fuqua acquired 100% of the common stock and warrants of Prism Enterprises, Inc. ("Prism") for approximately $19,500,000. The acquisition was accounted for as a purchase and accordingly, the results of operations are included subsequent to that date. The unaudited pro forma combined condensed statement of operations reflect the results of Prism prior to the date of acquisition as if the acquisition occurred on January 1, 1996.

     On April 3, 1996, Fuqua acquired the medical products operations of Lumex, Inc. (the "Lumex Division") for approximately $40,750,000. The purchase price relating to the acquisition of the Lumex Division is subject to a final adjustment, the amount of which is in dispute and is being resolved by arbitration. The acquisition was accounted for as a purchase and accordingly, the results of operations are included subsequent to that date. The 1996 unaudited pro forma combined condensed statement of operations reflects the results of the Lumex Division prior to the date of acquisition as if the acquisition occurred on January 1, 1996 and includes $6,300,000 of non-recurring charges, primarily related to the adoption of FAS 121 and the recoverability of lease receivables. The 1996 unaudited pro forma combined condensed statement of operations for the year ended December 31, 1996 has not been adjusted to eliminate the effect of these charges.

NOTE 2:  ACQUISITION OF EVEREST & JENNINGS

     On November 27, 1996, Graham-Field acquired Everest & Jennings in a merger transaction pursuant to which Graham-Field issued 2,522,691 shares of Graham-Field Common Stock in exchange for the common stock of Everest & Jennings. Simultaneously with the Everest & Jennings Acquisition, (i) BIL was issued 1,922,242 shares of Graham-Field Common Stock in consideration of the repayment of indebtedness owing by Everest & Jennings in the amount of $24,989,151, (ii) Graham-Field issued $61 million stated value of Graham-Field Series B Preferred Stock to BIL in exchange for certain indebtedness of Everest & Jennings owing to BIL and shares of Everest & Jennings preferred stock owned by BIL, (iii) BIL was issued $10 million stated value of Graham-Field Series C Preferred Stock and (iv) certain indebtedness in the amount of $4,000,000 owing by Graham-Field to BIL was exchanged for an equal amount of unsecured subordinated indebtedness of Graham-Field.

     Prior to the Everest & Jennings Acquisition, Everest & Jennings's 1996 revenues and operating results were negatively impacted by ongoing price competition. Long lead times and shipping delays due to start-up inefficiencies in manufacturing operations adversely impacted customer confidence. The unaudited pro forma combined condensed statement of operations for the year ended December 31, 1996 does not reflect any cost savings, synergistic benefits and enhancements realized by Graham-Field in connection with the Everest & Jennings Acquisition for the period prior to November 27, 1996. The historical financial statements of Everest & Jennings for the year ended December 31, 1996 include approximately $5.7 million of additional reserves relating to the accounts receivable and inventory of Everest & Jennings. The reserves were increased primarily due to the impairment of such assets during the later part of 1996 following the execution of the Everest & Jennings merger agreement.

NOTE 3:  SYNERGIES AND ENHANCEMENTS RELATED TO THE MERGER

     As a result of the Merger, the management of Graham-Field anticipates that the combined entity will achieve significant cost savings and economies of scale. Graham-Field has plans to eliminate certain duplicate distribution and manufacturing centers and make reductions in general and administrative expenses where duplicate functions are being performed. In addition, Graham-Field anticipates that certain enhancements will be achieved as a result of the Merger, including an improvement in the gross profit margin associated with the sale of patient aids and bathroom accessories, and cross-selling opportunities between the companies which may present growth opportunities for Graham-Field. Furthermore, the management of Graham-Field believes that it will be able to eliminate a significant amount of the indebtedness of Fuqua through cash available to Graham-Field and proceeds to be derived from the contemplated disposition of the Leather Operations. The unaudited pro forma combined condensed statements of operations does not give effect to any potential synergistic benefits and enhancements relating to the elimination of duplicate distribution and manufacturing centers and the reduction of general and administrative expenses of the combined entity anticipated by Graham-Field management. There is no assurance that such cost savings and enhancements will be achieved and, accordingly, such costs savings and enhancements are not included in the pro forma statements of operations for the nine months ended September 30, 1997 and year ended December 31, 1996. See "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors" and "-- Opinions of Financial Advisors."

NOTE 4:  PRO FORMA ADJUSTMENTS

(a) Adjustment to reflect the elimination of intercompany sales by Everest & Jennings and Kuschall of $5,579,000, and cost of revenue of $5,379,000 in 1996.

(b) Adjustment to record additional amortization (assuming a 30 year life) of the excess of the cost over net assets acquired in connection with the following acquisitions:

                                                            NINE MONTHS ENDED      YEAR ENDED
                                                              SEPTEMBER 30,       DECEMBER 31,
                                                                  1997                1996
                                                            -----------------     ------------
    Everest & Jennings(i).................................      $      --          $1,613,000
    LaBac.................................................         84,000             167,000
    Motion 2000...........................................          8,000              49,000
    V.C. Medical..........................................             --              16,000
    Medi-Source...........................................         62,000             107,000
                                                                 --------          ----------
                                                                $ 154,000          $1,952,000
                                                                 ========          ==========

    Amortization of the excess of cost over net assets acquired included in the historical consolidated statements of operations of Graham-Field, without giving effect to the above adjustments, is $2,440,000 and $1,029,000 for the nine months ended September 30, 1997 and the twelve months ended December 31, 1996, respectively.

     --------------------
    (i) Net of a reduction in goodwill previously recorded by Everest & Jennings, which was eliminated.

(c) Adjustment to reflect the elimination of certain expenses, partially offset by additional consulting and non-competition fees related to the following acquisitions. These adjustments are expected to have a continuing impact on the results of operations.

                                                            NINE MONTHS ENDED      YEAR ENDED
                                                              SEPTEMBER 30,       DECEMBER 31,
                                                                  1997                1996
                                                            -----------------     ------------
    LaBac:
    Elimination of expenses associated with an operation
      of LaBac that was not acquired in connection with
      the acquisition.....................................      $(654,000)         $ (995,000)
    Additional fees related to a three (3) year consulting
      agreement entered into as part of the acquisition...        138,000             275,000

    Medi-Source:
    Elimination of executive salaries directly related to
      the acquisition.....................................        (71,000)           (121,000)
    Additional fees related to a five (5) year
      non-competition agreement entered into as part of
      the acquisition.....................................         35,000              60,000

    Motion 2000:
    Elimination of expenses directly related to the
      acquisition.........................................       (171,000)                 --
                                                                ---------           ---------
                                                                $(723,000)         $ (781,000)
                                                                =========           =========

(d) Adjustment to (i) reduce interest expense relating to the indebtedness eliminated in connection with the Everest & Jennings Acquisition and acquisition of Medi-Source, and (ii) reflect the incurrence of interest expense to fund the cash purchase price of $1,704,000 with an assumed interest rate of 8% for the acquisition of V.C. Medical, as set forth below:

                                                            NINE MONTHS ENDED      YEAR ENDED
                                                              SEPTEMBER 30,       DECEMBER 31,
                                                                  1997                1996
                                                            -----------------     ------------
    Everest & Jennings....................................             --         $ (3,452,000)
    Medi-Source...........................................      $ (62,000)             (96,000)
    V.C. Medical..........................................             --               34,000
                                                                 --------          -----------
                                                                $ (62,000)        $ (3,514,000)
                                                                 ========          ===========

     In connection with the acquisition of Everest & Jennings, BIL purchased 1,922,242 shares of Graham-Field Common Stock for $24,989,151, representing an amount equal to the outstanding principal and interest on Everest & Jennings' indebtedness to Hong Kong and Shanghai Banking Corporation Limited, which indebtedness (the "HSBC Indebtedness") was guaranteed by BIL. The proceeds of such stock purchase were contributed by Graham-Field to Everest & Jennings immediately following the acquisition and was used to retire the HSBC Indebtedness. In addition, Graham-Field issued $61 million stated value of Graham-Field Series B Preferred Stock to BIL in exchange for indebtedness of Everest & Jennings owing to BIL in the amount of $21,100,000, bearing interest at the rate of 8%.

     With respect to the acquisition of Medi-Source, Graham-Field did not assume the indebtedness of $1,393,000 (bearing interest at the rate of 6%) owing to the former principal stockholder. All interest expense associated with this debt was eliminated.

(e) Adjustment to reflect the income tax provision that would be more appropriate and required based upon the pro forma results of the combined entity. This takes into consideration Graham-Field's significant permanent differences which would have an effect on the effective tax rate based on the amount of pre-tax income.

(f) Adjusted to give effect to the sale on August 4, 1997 of the Notes (bearing interest at the rate of 9.75% per annum) and the application of the estimated net proceeds to eliminate certain Graham-Field indebtedness to its bank (bearing interest at the bank's prime rate or LIBOR plus 2.25% or 1.5% above the bank's bankers' acceptance rate, at the option of Graham-Field) and long-term debt to BIL (bearing interest at the rate of 8.5% per annum), as if the sale of the Notes was completed on January 1, 1996. The aggregate average outstanding indebtedness eliminated was $42,271,000 and $30,161,000 for the nine months ended September 30, 1997 and the twelve months ended December 31, 1996, respectively. The aggregate average outstanding indebtedness eliminated was calculated on a month-by-month basis during each of the applicable periods. The following summarizes the adjustments to reflect the amortization of the issuance costs and the additional net interest expense of the Notes:

                                                            NINE MONTHS ENDED      YEAR ENDED
                                                              SEPTEMBER 30,       DECEMBER 31,
                                                                  1997                1996
                                                            -----------------     ------------
    Amortization of Note issuance cost....................     $   305,000         $  450,000
                                                            ==============         ==========
    Additional interest on the Notes......................       5,768,000          9,750,000
    Elimination of interest on indebtedness replaced......      (2,639,000)        (2,388,000)
                                                            -----------------     ------------
                                                               $ 3,129,000         $7,362,000
                                                            ==============         ==========

(g) The pro forma net income (loss) per share of Graham-Field Common Stock for the nine months ended September 30, 1997 and the year ended December 31, 1996 has been calculated assuming the Exchange Ratio of 2.1 shares of Graham-Field Common Stock for each share of Fuqua Common Stock. The number of shares of Graham-Field Common Stock to be issued in the Merger will increase without limit if and to the extent that the Graham-Field Average Stock Price falls below $13.5714 and will decrease without limit if and to the extent that the Graham-Field Average Stock Price rises above $17.6190.

     The pro forma net income per share of Graham-Field Common Stock for the nine months ended September 30, 1997 was calculated assuming the conversion of the Graham-Field Series B and Graham-Field Series C Preferred Stock into an aggregate of 4,435,484 shares of Graham-Field Common Stock and the elimination of a dividend of 1.5% on the Graham-Field Series B and Graham-Field Series C Preferred Stock in the aggregate amount of $799,000 for the nine month period ended September 30, 1997.

     The pro forma net loss per share in 1996 has been calculated assuming the payment of a cash dividend of 1.5% on the Graham-Field Series B and Graham-Field Series C Preferred Stock in the aggregate amount of $1,065,000 for the twelve month period ended December 31, 1996. Conversion of the preferred stock was not assumed since the result would have been antidilutive.

                                                                    NINE MONTHS
                                                                       ENDED        YEAR ENDED
                                                                   SEPTEMBER 30,   DECEMBER 31,
                                                                       1997            1996
                                                                   -------------   ------------
    Weighted average number of Graham-Field common and common
      equivalent shares, excluding preferred stock...............      22,019         20,691
    Series B and Series C Preferred Stock assumed to be
      dilutive...................................................       4,435             --
                                                                       ------         ------
                                                                       26,454         20,691
    Fuqua shares to be issued....................................       9,868          9,868
                                                                       ------         ------
                                                                       36,322         30,559
                                                                       ======         ======

NOTE 5.  FUQUA PRO FORMA ADJUSTMENTS

(a) It is the intention of the management of Graham-Field to dispose of the Leather Operations within six months following the consummation of the Merger. Accordingly, the results of operations of the Leather Operations have been eliminated from the historical results of operations as set forth below:

                                                                 NINE MONTHS
                                                                    ENDED        YEAR ENDED
                                                                SEPTEMBER 30,   DECEMBER 31,
                                                                    1997            1996
                                                                -------------   ------------
    Revenues:
    Product revenue...........................................  $ 101,438,000   $107,832,000
    Interest and other income.................................             --          5,000
                                                                   ----------     ----------
                                                                  101,438,000    107,837,000
    Cost and expenses:
    Cost of revenue...........................................     89,766,000     89,092,000
    Selling, general & administrative.........................      6,123,000      7,831,000
                                                                   ----------     ----------
                                                                   95,889,000     96,923,000
                                                                   ----------     ----------
    Income before income taxes................................      5,549,000     10,914,000
    Income taxes..............................................      2,159,000      4,344,000
                                                                   ----------     ----------
    Net income................................................  $   3,390,000   $  6,570,000
                                                                   ==========     ==========

    Income tax expense for the Leather Operations is based on Fuqua's corporate tax policy whereby the Leather Operations calculates its federal and state tax provision at the statutory rates as if the Leather Operations were on a stand-alone basis and remits such amounts to Fuqua for Fuqua to use in paying its consolidated Federal and state income taxes.

(b) Adjustment to record additional amortization (assuming a 30 year life) of the excess of the cost over net assets acquired in connection with the Merger of $2,151,000 and $2,868,000 for the nine months ended September 30, 1997 and the twelve months ended December 31, 1996, respectively.

(c) Adjustment to reflect the income tax provision that would be more appropriate and required based upon the pro forma results of the combined entity. This takes into consideration Graham-Field's significant permanent differences which would have an effect on the effective tax rate based on the amount of pre-tax income.

        UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF
                            FUQUA ENTERPRISES, INC.

     The following unaudited pro forma combined condensed financial statements of operations of Fuqua reflect (1) the historical financial information of Fuqua and (2) Fuqua's acquisition of (i) the Lumex Division on April 3, 1996 and (ii) Prism on February 26, 1997.

     The unaudited pro forma combined condensed financial statements of operations give effect to the adjustments described in the notes attached thereto.

     The accompanying unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 1997 combine the historical consolidated statement of operations of Fuqua on a pro forma basis as if the Prism acquisition had occurred at January 1, 1997. The accompanying unaudited pro forma combined condensed financial statement of operations for the year ended December 31, 1996 combines the historical consolidated financial statement of operations of Fuqua on a pro forma basis as if the Lumex Division and Prism acquisitions had occurred at January 1, 1996.

     The unaudited pro forma combined condensed statement of operations for the year ended December 31, 1996 does not reflect any cost savings, synergistic benefits and enhancements realized by Fuqua in connection with its acquisition of the Lumex Division for the period prior to the consummation of the acquisition on April 3, 1996. In addition, the unaudited pro forma combined condensed financial statement of operations for the year ended December 31, 1996 has not been adjusted to eliminate $6,300,000 of non-recurring charges primarily related to the adoption of FAS 121 and the recoverability of lease receivables.

     The unaudited pro forma combined condensed statements of operations are not necessarily indicative of Fuqua's results of operations that actually would have occurred if the transactions described above had occurred on the dates indicated or for any future period or date. The unaudited pro forma adjustments give effect to available information and assumptions that Fuqua believes are reasonable. The unaudited pro forma combined condensed statements of operations should be read in conjunction with Fuqua's historical consolidated financial statements and the notes thereto included herein. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FUQUA" and "INDEX TO FINANCIAL STATEMENTS."

                            FUQUA ENTERPRISES, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                       HISTORICAL
                                                   -------------------      PRO FORMA      PRO FORM
                                                   FUQUA(1)     PRISM(1)   ADJUSTMENTS     COMBINED
                                                   --------     ------     -----------     --------
Revenues:
Net sales........................................  $178,701     $1,874        $  --        $180,575
Investment income................................       187         --           --             187
                                                   --------     ------        -----        --------
                                                    178,888      1,874           --         180,762
                                                   --------     ------        -----        --------
Costs and expenses:
Cost of revenues.................................   141,655        778           --         142,433
Selling, general and administrative..............    26,982        760          (40)(2)      27,702
Interest expense.................................     2,307        116          204(3)        2,627
                                                   --------     ------        -----        --------
                                                    170,944      1,654          164         172,762
                                                   --------     ------        -----        --------
Income (loss) before income taxes................     7,944        220         (164)          8,000
Income taxes (benefit)...........................     2,682        115          (75)(4)       2,722
                                                   --------     ------        -----        --------
Net income (loss)................................  $  5,262     $  105        $ (89)       $  5,278
                                                   ========     ======        =====        ========
Net income per share.............................  $   1.16                                $   1.17
                                                   ========                                ========
Weighted average number of common and common
  equivalent shares..............................     4,530                                   4,530
                                                   ========                                ========

---------------
1. The historical amounts for Prism include the results for the period January 1, 1997 to February 24, 1997 (the date Prism was acquired by Fuqua) and the historical amounts for Fuqua include the operations of Prism for the period from February 24, 1997 through September 30, 1997.

2. Adjustment represents the reduction in amortization of intangibles arising principally from Fuqua assigning no value to certain intangibles that were amortized over shorter periods of less than five years in the historical financial statements of Prism. The adjustment reflects a substitution of Prism's historical intangibles amortization of $191,000 with revised pro forma goodwill amortization over a period of 30 years of $151,000.

3. Adjustment represents interest on $19,500,000 of debt used to purchase Prism. The interest rate used to calculate this interest expense is the rate that would have been in effect had the transaction occurred at the beginning of the periods presented.

4. Adjustment represents income taxes related to the pro forma adjustments. The pro forma income tax expense adjustment is based on applying the applicable statutory income tax rates to the taxable or deductible pro forma adjustments.

                            FUQUA ENTERPRISES, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                 HISTORICAL                                       PRO
                                   ---------------------------------------      PRO FORMA        FORMA
                                   FUQUA(1)   LUMEX DIVISION(1)    PRISM(1)    ADJUSTMENTS      COMBINED
                                   --------   ------------------   -------     -----------      --------
Revenues:
Net sales......................... $181,543        $ 13,570        $13,139       $    --        $208,252
Investment income.................    1,939              --             --          (124)(2)       1,815
                                   --------      ----------        -------     -----------      --------
                                    183,482          13,570         13,139          (124)        210,067
                                   --------      ----------        -------     -----------      --------
Costs and expenses:
Cost of revenues..................  140,773          11,207          5,595            --         157,575
Selling, general and
  administrative..................   28,757           9,987          4,697          (375)(3)      43,066
Interest expense..................    2,470              --            821         1,675(4)        4,966
                                   --------      ----------        -------     -----------      --------
                                    172,000          21,194         11,113         1,300         205,607
                                   --------      ----------        -------     -----------      --------
Income (loss) before income
  taxes...........................   11,482          (7,624)         2,026        (1,424)          4,460
Income taxes (benefit)............    4,209          (3,049)           926          (602)(5)       1,484
                                   --------      ----------        -------     -----------      --------
Net (loss) income................. $  7,273        $ (4,575)       $ 1,100       $  (822)       $  2,976
                                   ========   ==============       =======     =========        ========
Net income per share.............. $   1.60                                                     $    .65
                                   ========                                                     ========
Weighted average number of common
  and common equivalent shares....    4,554                                                        4,554
                                   ========                                                     ========

---------------
1. The historical results for the Lumex Division are for the period January 1, 1996 to April 3, 1996 (the date the Lumex Division was acquired by Fuqua) and the historical results for Prism are for the year ended December 31, 1996. The historical results for Fuqua include the operations for the Lumex Division for the period April 3, 1996 to December 31, 1996.

2. Adjustment represents the reduction in investment income arising from the use of $8,750,000 cash related to the purchase price of the Lumex Division.

3. Adjustment represents the reduction in amortization arising from intangibles which are being amortized over 30 years. Such reduction arises as a result of
   (i) ascribing no value to certain intangibles which were amortized over shorter periods of less than 5 years in the financial statements for the Lumex Division (resulted in historical amortization of $301,000 being replaced with pro forma amortization of $128,000) and (ii) substituting Prism's intangibles amortization previously recorded of $790,000 with revised pro forma intangibles amortization of $588,000.

4. Adjustment represents interest at Fuqua's borrowing rate with respect to (i) $33,000,000 of borrowings related to Fuqua's acquisition of the Lumex Division and (ii) $19,500,000 of borrowings related to Fuqua's acquisition of Prism, as if both acquisitions occurred on January 1, 1996. The interest rate used to calculate this interest expense is the rate that would have been in effect had the transaction occurred at the beginning of the periods presented.

5. Adjustment represents income taxes related to the pro forma adjustments. The pro forma income tax adjustment is based on applying the applicable statutory income tax rates to the taxable or deductible pro forma adjustments.

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

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GRAHAM-FIELD

     The following discussion and analysis of Graham-Field's consolidated financial condition and consolidated results of operations should be read in conjunction with Graham-Field's consolidated financial statements and notes thereto included elsewhere in this Proxy Statement/Consent Solicitation Statement/Prospectus. On August 25, 1997, Graham-Field acquired all of the issued and outstanding shares of Medapex in exchange for 983,147 shares of Graham-Field Common Stock. In conjunction with the acquisition, Graham-Field acquired Medapex's principal corporate headquarters and distribution facility. This transaction was accounted for as a pooling of interests and the historical financial statement and information of Graham-Field included elsewhere in this Proxy Statement/Consent Solicitation/Prospectus have been restated to reflect this transaction.

GENERAL

     Graham-Field manufactures, markets and distributes medical, surgical and a broad range of other healthcare products targeting the home healthcare and medical/surgical markets through a network of approximately 18,500 dealers and other customers in North America. Graham-Field also markets and distributes its products throughout Europe, Central and South America, and Asia.

     From 1989 to the date of its acquisition by Graham-Field, Everest & Jennings incurred significant financial and operating losses in a continuing effort to restructure its operations with the objective of improving its competitive position within the durable medical equipment industry. Restructuring activities included asset sales, significant reductions in headcount, plant closures and consolidations, product line rationalization, debt to equity conversion and outsourcing of manufacturing operations.

     Since the acquisition, Graham-Field has reduced the interest expense of Everest & Jennings by approximately $3,500,000 on an annualized basis, eliminated overlapping distribution and manufacturing facilities and the corporate headquarters of Everest & Jennings, combined sales and marketing efforts of both companies and reduced selling, general and administrative expenses of Everest & Jennings by approximately $7,200,000 on an annualized basis. In addition, Graham-Field has continued the rationalization and streamlining of Everest & Jennings' manufacturing facilities in the United States, Canada and Mexico by shifting certain manufacturing operations of Everest & Jennings overseas. As a result of the acquisition of Everest & Jennings, Graham-Field has realized additional cost savings and economies of scale which include the elimination of certain personnel functions and an improvement in Graham-Field's gross profit margin associated with the manufacture and sale of the Everest & Jennings wheelchair product line.

RESULTS OF OPERATIONS

  Operating Revenues

     Third quarter 1997 compared to third quarter 1996. Operating revenues were $189,515,000 for the nine months ended September 30, 1997, representing an increase of 88% from the same period in the prior year. Operating revenues, without Everest & Jennings, increased in excess of 50% from the same period in the prior year. The increase in operating revenues, excluding the revenues attributable to Everest & Jennings, was primarily attributable to the continued "roll-out" of Graham-Field's innovative "Graham-Field Express" program, the expansion of the C.A.P. program, the "roll-out" of Graham-Field's seamless distribution program, the acquisitions of LaBac on June 28, 1997 and Medi-Source on August 21, 1997, and the incremental revenue growth of Medapex over the 1996 period.

     In March 1996, Graham-Field Express was introduced to offer "same-day" and "next-day" service to home healthcare dealers of certain strategic home healthcare products, including Temco patient aids, adult incontinence products, Everest & Jennings wheelchairs, Smith & Davis homecare beds, nutritional supplements and other freight and time sensitive products. As of September 30, 1997, Graham-Field had opened five Graham-Field Express facilities operating in the Bronx, New York; Puerto Rico; Dallas, Texas; Baltimore, Maryland and Cleveland, Ohio. Graham-Field is actively pursuing additional sites for its Graham-Field

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

Express Program. On September 4, 1996, Graham-Field acquired V.C. Medical, a regional home healthcare wholesaler located in Puerto Rico. V.C. Medical currently operates as Graham-Field Express (Puerto Rico). Revenues attributable to Graham-Field Express were approximately $35,510,000 and $9,679,000 for the nine months ended September 30, 1997, and 1996, respectively. On January 29, 1997, Graham-Field acquired Bobeck Medical Distributors ("Bobeck Medical"), a wholesale distributor of medical products. Bobeck Medical currently operates as Graham-Field Express (Dallas). Revenue attributable to Graham-Field Express (Dallas) was approximately $1,393,000 for the nine months ended September 30, 1997.

     1996 compared to 1995. Operating revenues were $143,083,000 for the year ended December 31, 1996, or 28% higher than the year ended December 31, 1995. The increase in operating revenues was primarily attributable to Graham-Field's expansion of its C.A.P. program, the introduction of the Graham-Field Express program, the addition of new product lines and the acquisition of Everest & Jennings on November 27, 1996.

     Revenues attributable to Graham-Field Express were approximately $14,431,000 for the year ended December 31, 1996. Revenues attributable to Graham-Field Express (Puerto Rico) were approximately $1,766,000 for the year ended December 31, 1996. Revenues attributable to Everest & Jennings for the period from the date of acquisition to December 31, 1996 were approximately $3,634,000.

     The increase in operating revenues was achieved despite the decline in sales to Apria Healthcare Group, Inc. ("Apria") of approximately $5,905,000 for the year ended December 31, 1996 as compared to the prior year. Graham-Field's supply agreement with Apria expired on December 31, 1995.

     1995 compared to 1994. Operating revenues were $112,113,000 for the year ended December 31, 1995, or 6% higher than the year ended December 31, 1994. The increase in operating revenues was primarily attributable to improved service levels, including improved turn-around time to customers and fewer back orders, improvements in Graham-Field's distribution network, the development of new sales and marketing programs and the expansion of Graham-Field's product lines. During 1995, Graham-Field introduced over 100 new products including the Temco deluxe four-wheel walkabout, the John Bunn Nebulite II medication compressor and the Labtron automatic wrist blood pressure monitor. In addition, 1995 revenues also included approximately $935,000, net of elimination of intercompany sales, attributable to the acquisition of National Medical Excess Corp., effective as of July 1, 1995.

     The revenue increase was achieved despite the decline in sales to Apria of 21% for the year ended December 31, 1995 as compared to the prior year. During 1995 and 1994, Graham-Field's product sales to Apria were approximately $8,100,000 and $10,300,000, respectively, which represented approximately 8% and 11%, respectively, of Graham-Field's product sales. Graham-Field's sales to Apria generated gross profit margins of approximately 20%, which is significantly lower than Graham-Field's sales to its other customers which generated gross profit margins of over 30%.

  Interest and Other Income

     Third quarter 1997 compared to third quarter 1996. Interest and other income for the nine months ended September 30, 1997 was $759,000, as compared to $537,000 for the same period in the prior year. The increase is primarily due to interest earned on the unused proceeds from Graham-Field's sale of the Notes on August 4, 1997 and interest earned on customer financing programs.

     1996 compared to 1995. Interest and other income increased from $301,000 in 1995 to $559,000 in 1996. The increase is primarily due to the gain recognized by Graham-Field and royalties received by Graham-Field in connection with the sale of the Gentle Expressions(R) breast pump product line, and interest income on certain notes receivable.

     1995 compared to 1994. Interest and other income increased from $75,000 in 1994 to $301,000 in 1995. The increase is primarily due to the receipt of approximately $200,000 relating to an insurance recovery and a favorable settlement of a contractual dispute.

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

  Cost of Revenues

     Third quarter 1997 compared to third quarter 1996. Cost of revenues as a percentage of operating revenues decreased for the nine months ended September 30, 1997 to 67.6%, as compared to 68.7% for the same period in the prior year. The decrease is primarily attributable to the improved operational efficiencies associated with the manufacture and distribution of Graham-Field's product lines and improved purchasing activities.

     1996 compared to 1995. Cost of revenues as a percentage of operating revenue for 1996 remained relatively unchanged from the prior year, at 70%. Due to manufacturing efficiencies and improved purchasing activities, Graham-Field maintained its gross profit margin despite increased competition.

     1995 compared to 1994. Cost of revenues as a percentage of operating revenue for 1995 remained relatively unchanged from the prior year, at 70%. Due to manufacturing efficiencies and improved purchasing activities, Graham-Field maintained its gross profit margin despite increased competition.

  Selling, General and Administrative Expenses

     Third quarter 1997 compared to third quarter 1996. Selling, general and administrative expenses as a percentage of operating revenues for the nine months ended September 30, 1997 decreased to 23.2%, as compared to 25.5% in the same period in the prior year. The decrease is attributable to a number of factors, including the expansion of the Graham-Field Express program in 1997, which contributes revenue with a lower percentage of selling, general and administrative expenses, as well as continued efficiencies generated by Graham-Field's distribution network.

     Graham-Field is currently in the process of evaluating its computer software and databases to ensure that any modifications required to be year 2000 compliant are made in a timely manner. Management does not expect the financial impact of such modifications to be material to Graham-Field's financial position or results of operations in any given year.

     1996 compared to 1995. Selling, general and administrative expenses as a percentage of operating revenues decreased to 24% in 1996 from 26% in 1995. The decrease is attributable to a number of factors, including the expansion of the Graham-Field Express program in 1996, which contributes revenue with a lower percentage of selling, general and administrative expenses, as well as continued efficiencies generated by Graham-Field's distribution network.

     1995 compared to 1994. Selling, general and administrative expenses as a percentage of operating revenues decreased to 26% in 1995 from 30% in 1994. The decrease was primarily due to cost reduction programs, the continued efficiencies generated by Graham-Field's distribution network, investments in new business systems, and the non-recurring expense of approximately $1,321,000 recorded in the fourth quarter of 1994 associated with the opening of Graham-Field's distribution center located in St. Louis, Missouri (the "St. Louis Facility").

  Interest Expense

     Third quarter 1997 compared to third quarter 1996. Interest expense for the nine months ended September 30, 1997 increased to $4,557,000 as compared to $1,962,000 for the same period in the prior year. The increase is primarily due to increased borrowings attributable to Graham-Field's growth and expansion of the Graham-Field Express program and from Graham-Field's sale of the Notes on August 4, 1997.

     1996 compared to 1995. Interest expense for 1996 decreased by $142,000 or 5% as compared to 1995. The decrease is primarily due to lower interest rates combined with reduced average borrowings.

     1995 compared to 1994. Interest expense for 1995 increased by $23,000 or 1%, principally due to an increase in interest rates from the prior year. Interest expense for the last six months of 1995 decreased compared to the same period in the prior year due to a decrease in borrowings during the period. Graham-Field reduced its borrowings as a result of increased earnings, and the net proceeds of $3,471,000 realized from

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

an offshore private placement of 1,071,655 shares of Graham-Field Common Stock, completed in September 1995.

  Merger and Other Related Charges

     1996 compared to 1995. During the fourth quarter of 1996, Graham-Field recorded charges of $15,800,000 related to the acquisition of Everest & Jennings. The charges included $12,800,000 associated with the write-off of purchased in-process research and development costs and $3,000,000 of merger expenses related to severance payments, the write-off of certain unamortized catalog and software costs with no future value, the accrual of costs to vacate certain of Graham-Field's facilities, and the cost of certain insurance policies.

  Net Income or Loss

     Third quarter 1997 compared to third quarter 1996. Income before income taxes for the nine months ended September 30, 1997 was $13,641,000, as compared to $4,368,000 for the same period in the prior year, an increase of $9,273,000, or 212%. The increase is primarily due to the increase in revenues, the increase in the gross profit margin, and the decrease in selling, general and administrative expenses as a percentage of operating revenue.

     Net income for the nine months ended September 30, 1997 was $8,246,000, as compared to $2,425,000 for the same period last year, an increase of $5,821,000 or 240%. Graham-Field recorded income tax expense of $5,395,000 for the nine months ended September 30, 1997, as compared to $1,943,000 for the same period last year. The effective tax rate for the nine months ended September 30, 1997 was 39.5% as compared to 44.5% for the same period last year. The decrease is primarily attributable to the percentage of income earned by foreign entities which are taxed at a lower rate and the relative decrease in permanent differences in relation to pre-tax income. Deferred taxes have not been provided on the undistributed earnings of the foreign entities as it is management's intention to invest such earnings in the entities indefinitely. As of September 30, 1997, Graham-Field had net deferred tax assets primarily comprised of net operating loss carryforwards acquired in connection with an acquisition. A full valuation allowance has been recognized to offset the net deferred asset related to the acquired tax attributes. If realized, the tax benefit for those items will be recorded as a reduction of goodwill.

     1996 compared to 1995. Loss before income taxes and extraordinary item was $8,955,000 for 1996, as compared to income before income taxes of $1,741,000 for the prior year. The loss before income taxes and extraordinary item for 1996 includes certain charges of $15,800,000 relating to the acquisition of Everest & Jennings. The charges include $12,800,000 associated with the write-off of purchased in-process research and development costs and $3,000,000 related to merger expenses.

     Net loss after the charge for the extraordinary item related to the early retirement of the John Hancock Indebtedness was $12,609,000 in 1996, as compared to net income of $1,047,000 for 1995. The extraordinary item of $736,000 (net of tax benefit of $383,000) relates to the "make-whole" payment and write-off of unamortized deferred financing costs associated with the early retirement of the John Hancock Indebtedness.

     Graham-Field recorded income tax expense of $2,918,000 for the year ended December 31, 1996, as compared to $694,000 for the prior year. As of December 31, 1996, Graham-Field had a deferred tax asset of $938,000, primarily comprised of net operating loss carryforwards (including those acquired in connection with an acquisition) and investment, research and development, jobs tax and alternative minimum tax credits.

     1995 compared to 1994. Income before income taxes was $1,741,000 for 1995, as compared to a loss before income taxes of $2,714,000 for the prior year. The increase in income before income taxes is primarily due to the increase in revenues and the decrease in selling, general and administrative expenses.

     Net income was $1,047,000 for 1995, as compared to a net loss of $1,979,000 for the prior year. Graham-Field recorded income tax expense of $694,000 for the year ended December 31, 1995, as compared to an income tax benefit of $735,000 for the prior year. As of December 31, 1995, Graham-Field had recorded a

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

deferred tax asset of $3,084,000, primarily comprised of net operating loss carryforwards and investment, research and development, jobs tax and alternative minimum tax credits.

     Graham-Field's business has not been materially affected by inflation.

  Liquidity and Capital Resources

     Graham-Field had working capital of $115,172,000 at September 30, 1997, as compared to $14,064,000 at December 31, 1996. The increase in working capital is primarily attributable to the cash provided by Graham-Field's net income of $8,246,000, which reflects $4,700,000 of depreciation and amortization expense, and the net current assets acquired in connection with Graham-Field's acquisitions during the nine months ended September 30, 1997 and from Graham-Field's sale of the Notes on August 4, 1997.

     Cash used in operations for the nine months ended September 30, 1997 was $29,013,000, as compared to cash provided by operations of $1,433,000 in the same period of the prior year. The principal reasons for the decrease in cash provided by operations were increases in accounts receivable and inventory levels related to increased revenues and the reduction in accrued expenses, partially offset by net income of $8,246,000 and depreciation and amortization expense of $4,700,000 for the period.

     Graham-Field anticipates that its cash flow from operations, together with its current cash balance and the proceeds from the Credit Facility and the Notes, will be sufficient to meet its working capital requirements in the foreseeable future.

     The Credit Facility. The Credit Facility provides for up to $75 million of borrowings on a revolving credit basis, including letters of credit and banker's acceptances, arranged by IBJ, as agent. The revolving credit facility terminates on December 10, 1999. The proceeds from the Credit Facility were used to refinance certain existing indebtedness of Graham-Field and to provide for working capital needs. Under the terms of the Credit Facility, borrowings bear interest, at Graham-Field's option, at IBJ's prime rate (at September 30, 1997), or 2.25% above LIBOR, or 1.5% above IBJ's bankers' acceptance rate. The Credit Facility is secured by a pledge of all of Graham-Field's assets. As of September 30, 1997, Graham-Field had unused availability of approximately $71.8 million under the Credit Facility.

     Graham-Field has received a commitment from IBJ to amend the Credit Facility to increase the available borrowings from $75,000,000 to $100,000,000. Under the terms of the proposed amendment, borrowings will bear interest, at Graham-Field's option, at IBJ's prime rate or 1.625% above LIBOR. It is expected that the amendment to the Credit Facility will be entered into simultaneously with the closing of the Merger. The increase in the Credit Facility will be used to refinance certain indebtedness of Fuqua, for the nationwide roll-out of the Graham-Field Express program and for ongoing working capital needs. The Credit Facility will continue to be secured by the assets of Graham-Field, as well as by the assets of the Medical Products Operations.

     The Credit Facility contains certain customary terms and provisions, including limitations with respect to the repayment or prepayment of principal on subordinated debt, including the Notes, the incurrence of additional debt, liens, transactions with affiliates and certain consolidations, mergers and acquisitions and sales of assets. In addition, Graham-Field is prohibited from declaring or paying any dividend or making any distribution on any shares of Graham-Field Common Stock or preferred stock of Graham-Field (other than dividends or distributions payable in its stock, or split-ups or reclassifications of its stock) or applying any of its funds, property or assets to the purchase, redemption or other retirement of any such shares, or of any options to purchase or acquire any such shares. Notwithstanding the foregoing restrictions, Graham-Field is permitted to pay cash dividends in any fiscal year in an amount not to exceed the greater of (i) the amount of dividends due BIL under the terms of the Graham-Field Series B and Series C Preferred Stock in any fiscal year, or (ii) 12.5% of the net income of Graham-Field on a consolidated basis, provided that no event of default under the Credit Facility shall have occurred and be continuing or would exist after giving effect to the payment of the dividends. Finally, the Credit Facility contains certain financial covenants, including a cash flow coverage and leverage ratio, and an earnings before interest and taxes covenant, as well as the requirement that Graham-Field reduce outstanding borrowings with the net cash proceeds of certain asset sales.

     The Notes. On August 4, 1997, Graham-Field issued $100 million of the Notes under Rule 144A of the Securities Act. The Notes bear interest at the rate of 9.75% per annum and mature on August 15, 2007. The Notes are general unsecured obligations of Graham-Field, subordinated in right of payment to all existing and

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

future senior debt of Graham-Field, including indebtedness under the Credit Facility. The Notes are guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior subordinated basis by all existing and future restricted subsidiaries of Graham-Field, other than foreign subsidiaries (the "Guaranteeing Subsidiaries"). The Subsidiary Guarantees are subordinated in right of payment to all existing and future senior debt of the Guaranteeing Subsidiaries, including any guarantees by the Guaranteeing Subsidiaries of Graham-Field's obligations under the Credit Facility.

     The net proceeds from the offering of the Notes were used to repay $60.3 million of indebtedness under the Credit Facility and $5 million of indebtedness due to BIL. The balance of the proceeds will be used for general corporate purposes, including the funding for acquisitions, the opening of additional Graham-Field Express facilities and strategic alliances.

     Under the terms of the indenture governing the Notes (the "Indenture"), the Notes are not redeemable at Graham-Field's option prior to August 15, 2002. Thereafter, the Notes are redeemable, in whole or in part, at the option of Graham-Field, at certain redemption prices plus accrued and unpaid interest to the date of redemption. In addition, prior to August 15, 2000, Graham-Field may, at its option, redeem up to 25% of the aggregate principal amount of Notes originally issued with the net proceeds from one or more public offerings of Graham-Field Common Stock at a redemption price of 109.75% of the principal amount, plus accrued and unpaid interest to the date of redemption; provided that at least 75% of the aggregate principal amount of Notes originally issued remain outstanding after giving effect to any such redemption.

     The Indenture contains customary covenants including, but not limited to, covenants relating to limitations on the incurrence of additional indebtedness, the creation of liens, restricted payments, the sales of assets, mergers and consolidations, payment restrictions affecting subsidiaries and transactions with affiliates. In addition, in the event of a change of control of Graham-Field as defined in the Indenture, each holder of the Notes will have the right to require Graham-Field to repurchase such holder's Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. Furthermore, Graham-Field will be required in certain circumstances to make an offer to purchase Notes, at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase, with the net cash proceeds of certain asset sales. The Credit Facility, however, prohibits Graham-Field from purchasing the Notes without the consent of the lenders thereunder.

     Graham-Field and the Guaranteeing Subsidiaries have agreed, pursuant to a registration rights agreement (the "Registration Rights Agreement") with the initial purchaser of the Notes, to file with the SEC a registration statement (the "Exchange Offer Registration Statement") registering an issue of notes identical in all material respects to the Notes (the "Exchange Notes") and to offer to the holders of the Notes the opportunity to exchange their Notes for Exchange Notes (the "Exchange Offer"). If Graham-Field is not permitted to file the Exchange Offer Registration Statement or if certain holders of the Notes are not permitted to participate in, or would not receive freely tradeable Exchange Notes pursuant to, the Exchange Offer, Graham-Field has agreed to file a shelf registration statement with respect to resales of the Notes. The Registration Rights Agreement requires Graham-Field to (i) file the Exchange Offer Registration Statement with the Commission on or prior to 60 days after the closing of the sale of the Notes (which occurred on August 4, 1997) and (ii) use its best efforts to have the Exchange Offer declared effective by the Commission on or prior to 120 days after the closing of the sale of the Notes. If Graham-Field fails to satisfy the obligations described in the preceding sentence (a "Registration Default"), the Registration Rights Agreement requires that Graham-Field pay liquidated damages with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $5,000 per week ($.05 per $1,000 principal amount of Notes) ("Liquidated Damages"). The amount of Liquidated Damages will increase by an additional $5,000 per week with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $50,000 per week. Graham-Field began to accrue Liquidated Damages in the amount of $5,000 per week on October 3, 1997. As of December 19, 1997, Graham-Field has accrued Liquidated Damages of $60,000. Liquidated Damages will increase to $10,000 per week if the Exchange Offer Registration Statement is not filed on or prior to January 4, 1998; however, it is expected that the Exchange Offer Registration Statement will be filed with the Commission prior to January 4, 1998, and it is therefore unlikely that the amount of Liquidated Damages will increase. The Liquidated Damages will cease accruing once the Exchange Offer Registration Statement has been declared effective by the Commission.

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                  CERTAIN INFORMATION CONCERNING GRAHAM-FIELD

BUSINESS OF GRAHAM-FIELD

General

     Graham-Field manufactures, markets and distributes medical, surgical and a broad range of other healthcare products targeting the home healthcare and medical/surgical markets through a network of approximately 18,500 dealers and other customers in North America. Graham-Field also markets and distributes products throughout Europe, Central and South America, and Asia.

     Graham-Field markets and distributes approximately 30,000 products under its own brand names and under suppliers' names throughout the world. Graham-Field maintains manufacturing and distribution facilities in the United States, Canada, Mexico and Puerto Rico. Graham-Field continuously seeks to expand its product lines by increasing the number of distributorship agreements with suppliers, forming strategic alliances and acquiring other companies and product lines. Graham-Field's products are marketed to approximately 18,500 customers, principally hospital, nursing home, physician and home healthcare dealers, healthcare product wholesalers and retailers, including drug stores, catalog companies and pharmacies, and home-shopping related businesses.

     Graham-Field's principal products and product lines include durable medical equipment (such as wheelchairs, homecare beds, ambulatory aids, bathroom and safety equipment, and power wheelchair seating systems), sphygmomanometers (blood pressure measuring devices), stethoscopes, ECG instruments, electronic thermometers, infrared heat treatment devices, adult incontinence products, nutritional supplements, specialty cushions and mattresses for the treatment and prevention of pressure sores, medicated and rubber elastic bandages, respiratory equipment and supplies, urologicals, ostomy products, wound care products, infection control products, first aid supplies, laboratory supplies, antiseptics, topical anesthetics and sterile disposable medical products. By offering a wide range of products from a single source, Graham-Field enables its customers to reduce purchasing costs associated with the purchasing process, including transaction, freight and inventory expenses.

Industry Overview

     Graham-Field distributes its medical, surgical and other healthcare products into the home healthcare and medical/surgical markets.

     Home Healthcare. Graham-Field believes that the home healthcare market is growing rapidly due to the shift in the provision of healthcare away from more expensive acute care settings into lower cost home care settings. The rising cost of healthcare has caused many payors of healthcare expenses to look for ways to contain costs. Healthcare payors have, in many cases, altered their reimbursement patterns to encourage home healthcare whenever appropriate.

     The over 65 age group represents the vast majority of home healthcare patients and continues to grow. In 1993, the U.S. Census Bureau estimated that by the year 2000 approximately 35 million people, or 13% of the population in the United States, will be over 65. Graham-Field believes that growth of the home healthcare market will exceed that of institutional care, as many medical professionals and patients prefer home healthcare because it allows greater patient independence, increased patient responsibility and improved responsiveness to treatment due to the enhanced psychological benefits of receiving treatment in comfortable and familiar surroundings. Home healthcare is more cost effective than facility-based care and, in many cases, more desirable to the patient.

     Medical/Surgical. Graham-Field believes that rapid growth in the medical/surgical supply distribution industry has resulted primarily from medical/surgical supply and equipment manufacturers increasing the number and volume of products sold through distributors and an overall increase in the volume of medical/ surgical supplies being consumed. This overall increase in consumption is due primarily to the aging of the U.S. population and the development of new medical procedures which have necessitated an increase in the number and volume of medical supplies consumed each year.

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

     Historically, the medical/surgical supply distribution industry has been highly fragmented. During the past ten years, the overall healthcare market has been characterized by the consolidation of healthcare providers into larger and more sophisticated entities which are seeking to lower their total costs. These providers have been increasingly seeking lower total product costs and incremental services from their medical/surgical supply distributors. These trends have led to a significant and ongoing consolidation of the distribution industry and the formation of a small number of industry participants with national capabilities.

     Graham-Field believes that the major healthcare industry trends impacting the home healthcare and medical/surgical supply industry are as follows:

     Consolidation Within the Industry. Continued growth in managed care and capitated plans have pressured independent home medical equipment suppliers to find ways of becoming more cost competitive with national providers. This has also led to consolidations among manufacturers and distributors as smaller companies with limited product lines seek out partners with potential for significant synergies. In addition, certain healthcare product suppliers are consolidating in order to promote better utilization of resources and improve service to customers, thereby maintaining margin and market share. Graham-Field believes most successful healthcare supply companies use size and economies of scale to their advantage.

     In recent years, concern over the rising cost of healthcare has sparked a marked shift toward lower priced products and services in the industry. This shift has resulted in the substitution of simpler and more generic products, as well as price concessions to payors from healthcare providers. As healthcare moves from largely fee-for-service reimbursement to prepaid and capitated payment systems, this trend is expected to intensify. Graham-Field believes that high-volume, full-line providers will have a competitive advantage over those servicing only niche markets. These trends are causing significant consolidation of healthcare providers. Graham-Field believes that future sales growth will be driven predominantly by unit volume growth, product innovation, contract sales to increasingly larger customers and buying groups, and by international expansion.

     Increasing Emphasis on Value-Added Services Oriented Towards Total Cost Reduction. Graham-Field believes that the administrative costs associated with purchasing, tracking and carrying inventory and distributing medical products are often greater than the cost of the supplies. As a result, customers are increasingly evaluating distributors not only on the basis of product cost and timely and accurate delivery, but also on their ability to provide value-added services that lower the administrative and other overhead costs associated with medical and surgical supplies. For example, customers increasingly seek distributors that can deliver inventory on a "just-in-time" basis. In addition, certain customers are seeking distributors that can provide programs to assist in inventory management.

     Shift of Healthcare Delivery to Home Healthcare Markets. Graham-Field believes that the delivery of healthcare is shifting from acute care settings to alternate sites, such as physician offices and extended care facilities, due to cost containment pressures from government and private reimbursement sources. The growth of managed care has resulted in (i) more procedures being performed in outpatient settings, (ii) the length of stay for inpatient procedures continuing to fall and (iii) hospitals sharing financial risk as they take on capitated contracts from managed care entities. These trends have led to a general increase in the level of care required by alternate-site patients as well as the emergence of specialized long-term care facilities, leading to increased demand for home healthcare products. As a result of the foregoing, industry sources believe that demand for home healthcare and medical and surgical supplies in the alternate-site markets will increase at a faster rate than the overall industry.

Recent Acquisitions

     Graham-Field pursues acquisitions on an opportunistic basis in order to increase its market share, expand its product offerings, consolidate manufacturing and distribution facilities and enter new markets. Graham-Field has recently completed the following acquisitions:

         DATE                         COMPANY                       LINE OF BUSINESS
-----------------------  ---------------------------------  ---------------------------------
September 1996.........  V.C. Medical Distributors, Inc.    Medical products distributor in
                                                            Puerto Rico.
November 1996..........  Everest & Jennings International   Manufacturer & distributor of
                         Ltd.                                 wheelchairs and home care beds.
February 1997..........  Motion 2000 Inc. and Motion 2000   Independent wholesalers of
                           Quebec Inc.                        rehabilitation medical products
                                                              in Canada.
March 1997.............  Kuschall of America, Inc.          Manufacturer of pediatric
                                                              wheelchairs, high performance
                                                              adult wheelchairs and other
                                                              rehabilitation products.
June 1997..............  LaBac Systems, Inc.                Manufacturer of custom power
                                                              wheelchair seating systems and
                                                              manual wheelchairs.
August 1997............  Medi-Source, Inc.                  Wholesaler of medical sundry
                                                              products.
August 1997............  Medical Supplies of America, Inc.  Distributor of home healthcare products.

     V.C. Medical. In September 1996, Graham-Field acquired substantially all of the assets of V.C. Medical, a wholesale distributor of medical products in Puerto Rico, for $1,953,830 in stock and cash, and assumed certain liabilities of V.C. Medical in the amount of $296,721. V.C. Medical currently operates under the name "GF Express (Puerto Rico)", and provides "same-day" and "next-day" service to home healthcare dealers of certain strategic home healthcare products, including Temco patient aids, Everest & Jennings wheelchairs and homecare beds, adult incontinence products and nutritional supplements. Through GF Express (Puerto Rico), Graham-Field has significantly increased its presence in Puerto Rico.

     Everest & Jennings. In November 1996, Graham-Field acquired Everest & Jennings in a transaction pursuant to which Graham-Field issued 2,522,691 shares of Graham-Field Common Stock in exchange for the common stock of Everest & Jennings. Simultaneously with the acquisition, (i) BIL was issued 1,922,242 shares of Graham-Field Common Stock in consideration of the repayment of indebtedness owing by Everest & Jennings in the amount of $24,989,151, (ii) Graham-Field issued $61 million stated value of Graham-Field Series B Preferred Stock to BIL in exchange for certain indebtedness of Everest & Jennings owing to BIL and shares of Everest & Jennings preferred stock owned by BIL, (iii) BIL was issued $10 million stated value of Graham-Field Series C Preferred Stock and
(iv) certain indebtedness in the amount of $4,000,000 owing by Graham-Field to BIL was exchanged for an equal amount of unsecured subordinated indebtedness of Graham-Field.

     Through its subsidiaries, Everest & Jennings manufactures a broad line of wheelchairs and distributes homecare beds. Everest & Jennings' principal manufacturing and distribution facilities are located in Earth City, Missouri, Toronto, Canada and Guadalajara, Mexico.

     Motion 2000 and Motion Quebec. In February 1997, Graham-Field acquired substantially all of the assets and certain liabilities of Motion 2000 and its wholly-owned subsidiary, Motion Quebec, for approximately $2,150,000 in shares of Common Stock. Motion 2000 and Motion Quebec currently operate under the name Graham-Field (Canada), as a division of Everest & Jennings Canadian Limited, a wholly-owned subsidiary of the Company ("Everest & Jennings Canada"). Graham Field (Canada) distributes a line of rehabilitation products, including walkers, rollators, cushion products and pediatric wheelchair products, and manufactures seating products, and has become the primary distribution company for the Company and Everest & Jennings in Canada. Graham-Field believes that the strategic combination of Graham-Field

(Canada) with Everest & Jennings' operations, along with Graham-Field's broad product lines, will position Graham-Field as one of the suppliers of the broadest range of products available from a single source in Canada, and as a leading supplier of rehabilitation products, including high performance adult and pediatric wheelchairs, home care wheelchairs, patient aids and other wheelchair products. In addition, the business combination has enabled Graham-Field to expand its C.A.P. program in the Canadian marketplace. Graham-Field believes that the acquisition will enable Graham-Field to increase significantly its revenue base in the Canadian marketplace.

     Kuschall. In March 1997, Graham-Field acquired Kuschall, a manufacturer of pediatric wheelchairs, high-performance adult wheelchairs and other rehabilitation products, for $1,510,000, which was paid in shares of Common Stock. The acquisition of Kuschall has provided Graham-Field with additional manufacturing capabilities and has expanded Graham-Field's presence in the rehabilitation and pediatric wheelchair market. The pediatric wheelchair product line of Kuschall has broadened Everest & Jennings' rehabilitation product lines. In addition, Graham-Field's acquisition of Kuschall has provided Graham-Field with the ability to market and distribute its products into Japan, New Zealand and Australia through Kuschall's established distributor relationships. Graham-Field believes that the combination will enable Graham-Field to strengthen its manufacturing operations on a company-wide basis and enhance its C.A.P. program.

     LaBac. In June 1997, Graham-Field acquired LaBac, a manufacturer and distributor of custom power wheelchair seating systems and manual wheelchairs, for $9,103,000, which was paid in shares of Common Stock. Graham-Field believes that the acquisition of LaBac will provide Graham-Field with the premier custom power wheelchair seating product line in the healthcare industry, expand the Everest & Jennings power wheelchair product line and enhance the manufacturing and research and development capabilities of Graham-Field. The LaBac products, which have a reputation for excellence and quality, will broaden the Everest & Jennings and Kuschall product lines and provide additional support and expertise to Graham-Field in the rehabilitation market.

     Medi-Source. In August 1997, Graham-Field acquired substantially all of the assets and certain liabilities of Medi-Source, a wholesale distributor of medical sundry products to the medical/surgical market for $4,500,000. The acquisition of Medi-Source has expanded Graham-Field's presence in the medical/ surgical market.

     Medapex. In August 1997, Graham-Field acquired Medapex, a wholesale distributor of home healthcare products, for $12,900,000, which was paid in shares of Graham-Field Common Stock. Graham-Field believes that Medapex will provide Graham-Field with additional distribution capabilities in the Southeast region of the United States, and enable Graham-Field to take advantage of Medapex's telemarketing operations, which will provide increased customer service to the combined customer base.

Products

     Graham-Field markets and distributes approximately 30,000 healthcare products under its own brand names and under suppliers' names. Graham-Field's products are marketed to approximately 18,500 dealers and other customers, principally hospital, nursing home, physician and home healthcare dealers, healthcare product wholesalers and retailers, including drug stores, catalog companies, pharmacies and home-shopping related businesses.

     Product lines marketed by Graham-Field include durable medical equipment (such as wheelchairs, homecare beds, ambulatory aids, bathroom and safety equipment and power wheelchair seating systems), sphygmomanometers (blood pressure measuring devices), stethoscopes, ECG instruments, electronic thermometers, infrared heat treatment devices, adult incontinence products, nutritional supplements, specialty cushions and mattresses for the treatment and prevention of pressure sores, medicated and rubber elastic bandages, respiratory equipment and supplies, urologicals, ostomy products, wound care products, infection control products, first aid supplies, laboratory supplies, antiseptics, topical anesthetics and sterile disposable medical products.

     Graham-Field's principal manufactured and proprietary products include the following:

     PRODUCT LINE                               PRIMARY PRODUCTS
  ------------------                 --------------------------------------
  Everest & Jennings                              Wheelchairs
    Smith & Davis                                Homecare beds
       Labtron                       Blood pressure and diagnostic products
        Temco                        Patient aids and bathroom accessories
      John Bunn                               Respiratory products
     Medicopaste                               Medicated bandages
      Survalent                               Thermometry systems
        Grafco                                  Various sundries
       Diamond                               Incontinence products
       Kuschall                              Pediatric wheelchairs
        LaBac                           Power wheelchair seating systems

     Sales of Graham-Field's line of sphygmomanometers accounted for 14%, 11% and 7% of Graham-Field's annual revenues during the years ended December 31, 1994, 1995 and 1996, respectively. Graham-Field's lines of incontinence products; wound care and ostomy products; bathroom safety equipment; wheelchairs; and ambulatory aids accounted for approximately 8%, 7%, 6%, 6% and 5%, respectively, of Graham-Field's annual revenues in 1996. No other product line or product accounted for more than 5% of annual revenues in 1994, 1995 or 1996. During the nine month period ended September 30, 1997, sales of Graham-Field's wheelchairs; incontinence products; ambulatory aids; medical disposables; wound care and ostomy products; nutritionals; bathroom safety equipment; and sphygmomanometers accounted for approximately 29%, 13%, 11%, 10%, 9%, 7%, 6% and 6%, respectively, of Graham-Field's revenues in such period. Approximately 4% of all products offered by Graham-Field during each of the years ended December 31, 1994, 1995 and 1996, respectively, accounted for approximately 80% of annual revenues in each such year. The number of products marketed by Graham-Field has increased from approximately 19,000 in 1991 to approximately 30,000 in 1997.

     During the year ended December 31, 1996, approximately 28% of Graham-Field's revenues were derived from products manufactured by Graham-Field, approximately 18% were derived from imported products, and approximately 54% were derived from products purchased from domestic sources, which includes products purchased from Everest & Jennings prior to the acquisition. As a result of recent acquisitions, including the acquisition of Everest & Jennings, the revenues of Graham-Field derived from self-manufactured products accounted for approximately 24% of all revenues for the nine months ended September 30, 1997.

Value-Added Services

     Consolidation Advantage Program (C.A.P.). The C.A.P. program is the cornerstone of Graham-Field's sales and marketing strategy. Through C.A.P., Graham-Field strives to become the most efficient and reliable low-cost provider of medical products. Graham-Field's sales and marketing representatives consult with Graham-Field's customers to identify the purchasing efficiencies and cost savings that can be derived from consolidating their purchases of medical products with Graham-Field. By consolidating the purchase of multiple product lines through a single source, Graham-Field's customers can significantly reduce their operating costs. Graham-Field believes that C.A.P. significantly improves the level of service to Graham-Field customers by streamlining the purchasing process, decreasing order turnaround time, reducing delivery expenses, and providing inventory on demand.

     Graham-Field Express. As part of Graham-Field's commitment to providing superior customer service, in 1996 Graham-Field introduced its Graham-Field Express Program in the Bronx, New York. This program enables Graham-Field to provide "same-day" and "next-day" service to home healthcare dealers of strategic home healthcare products, including Temco patient aids, adult incontinence products, Everest & Jennings wheelchairs, Smith & Davis homecare beds, nutritional supplements, and other freight intensive and time sensitive products through its Graham-Field Express satellite facilities. The Graham-Field Express Program differs from Graham-Field's standard distribution model in that the Graham-Field Express Program focuses on "same-day" and "next-day" service to home healthcare dealers of a limited number of strategic home healthcare products. Graham-Field's principal distribution centers offer approximately 30,000 SKU's to all Graham-Field customers, including, but not limited, to home healthcare and medical/surgical dealers. As of September 30, 1997, Graham-Field had opened five Graham-Field Express facilities operating in the Bronx, New York; Puerto Rico; Dallas, Texas; Baltimore, Maryland and Cleveland, Ohio.

     Seamless Distribution Program. Graham-Field has recently developed a seamless distribution program which enables Graham-Field to ship orders directly from its distribution facilities to home healthcare end-users on behalf of Graham-Field's customers. The Seamless Distribution Program enables customers to realize significant reductions in their operating costs by eliminating costs associated with receiving, shipping and inventory management, while reducing the product delivery time to end-users. This program currently operates from the St. Louis Facility. Graham-Field intends to continue to expand the Seamless Distribution Program.

Sales and Marketing

     Graham-Field markets its products to approximately 18,500 customers, principally medical/surgical supply dealers and home healthcare retailers and wholesalers, which include drug store chains and home-shopping related businesses. Graham-Field's products are marketed and distributed throughout the world.

     Graham-Field's sales and marketing sales force is directed by a sales management team consisting of an Executive Vice President of Sales and Marketing, a Vice President of the Medical/Surgical business unit, a Vice President of the Home Healthcare business unit, a Corporate Vice President of Graham-Field Express, a Vice President of Sales of Everest & Jennings, a Vice President of International Sales, and a President of Graham-Field (Canada), a newly-formed division of Everest & Jennings Canada. The Vice Presidents of the Home Healthcare and Medical/Surgical business units direct the sales and marketing strategy of the business units and oversee Graham-Field's five regional sales Vice Presidents. Graham-Field's five regional sales Vice Presidents oversee the day-to-day operations of the domestic sales force. The Corporate Vice President of Graham-Field Express oversees the sales and marketing strategy of each Graham-Field Express satellite facility.

     Graham-Field's domestic sales and marketing strategies are developed on a market-by-market basis through two primary business units: Home Healthcare and Medical/Surgical. While Graham-Field's sales and marketing strategies are developed and conducted on a business unit basis, the sale of Graham-Field's products overlap all business units. The domestic sales force consists of approximately 15 direct, full-time sales employees and 50 independent manufacturers representatives. Graham-Field's specialty rehabilitation sales force, consisting of approximately 40 sales persons, is directed by the Vice President of Sales of Everest & Jennings. Everest & Jennings' specialty rehabilitation sales force conducts training activities for the benefit of dealers and their personnel, physical and occupational therapists, and other healthcare professionals. This training is primarily concerned with the features and benefits of Everest & Jennings' rehabilitation products and also covers the proper fitting and use of wheelchairs and related equipment. The full-time sales employees receive both salary and commission, while the independent manufacturers representatives work solely on commission.

     The international sales group consists of several in-house sales employees, as well as one representative in Taiwan. Graham-Field's Canadian sales and marketing activities are directed by the President of Graham-Field (Canada), who oversees three regional sales managers, 14 direct, full-time sales employees and two independent manufacturers representatives.

     Graham-Field markets its products using a variety of programs and materials including print advertising, product brochures, an extensive library of product line video tapes, cooperative advertising programs and sales promotions to reinforce Graham-Field's ongoing commitment to satisfying the needs of its customers. A CD-ROM version of Graham-Field's catalog and an Internet interactive website are currently being developed.

     In April 1997, Graham-Field entered into two-year distributorship agreements with each of Baxter Healthcare Corporation and Allegiance Healthcare Corporation. Under these arrangements, Graham-Field has become a wholesale distributor in the home healthcare market of Baxter and Allegiance urological, respiratory, glove and intravenous solution products.

     In September 1997, Graham-Field entered into a five-year European distribution agreement for a wide range of its products with Thuasne, a manufacturer and supplier of medical products in Western and Eastern Europe.

Customers

     Graham-Field's products are marketed principally to hospital, nursing home, physician and home healthcare dealers, healthcare product wholesalers and retailers, including drug stores, catalog companies and pharmacies and home shopping related businesses. No single customer or buying group accounted for more than 10% of Graham-Field's revenues in 1996. Since January 1, 1997, Graham-Field has new supply arrangements with a number of customers, including General Medical (a subsidiary of McKesson), Owens & Minor, Healthcare Partners, Inc. and Homecare & Hospital Management, The Med Group, Homecare Providers Co-Op, Physician Sales and Services, Med-Quick, Sysco Corporation, Option Care, U.S. Rehab., Henry Schein, Inc, Equipnet, Inc., and VGM of Associates, Inc.

     The Home Healthcare business unit markets and sells its products to approximately 14,500 customers, which consist of durable medical equipment suppliers, home healthcare equipment suppliers, respiratory supply dealers, specialty retailers and independent pharmacies. Graham-Field believes that it transacts business with substantially all significant home healthcare dealers in the United States. The Home Healthcare business unit also markets and sells its products to the consumer market consisting of drug store chains, mass merchandisers, department stores and home shopping related businesses. Consumers who purchase from such customers of Graham-Field usually do so upon the advice of physicians, hospital discharge planners, nurses or other professionals. Graham-Field's Medical/Surgical business unit markets and sells its products to approximately 4,000 medical and surgical supply dealers. Graham-Field believes that it sells to substantially all significant medical and surgical supply dealers in the United States. The dealers in turn sell Graham-Field's products principally to physicians, hospitals, nursing homes and other healthcare facilities. In general, the dealers, wholesalers and retailers to whom Graham-Field markets its products also sell other medical products, some of which compete with Graham-Field's products.

Distribution Network

     Graham-Field provides same-day and next-day services to its customers through its distribution network. Graham-Field believes that its ability to continue to grow its revenue base depends in part upon its ability to provide its customers with efficient and reliable service. As a means of providing such service, Graham-Field distributes its products through primary points of distribution located in Hauppauge, New York; St. Louis, Missouri; Jacksonville, Florida; Santa Fe Springs, California; Toronto, Canada; and Guadalajara, Mexico. Secondary points of distribution include Graham-Field Express satellite facilities located in the Bronx, New York; Dallas, Texas; San Juan, Puerto Rico; Baltimore, Maryland; and Cleveland, Ohio. Graham-Field also distributes its products from distribution centers located in Atlanta, Georgia and Bowling Green, Kentucky, as well as from its manufacturing facilities located in Passaic, New Jersey; Earth City, Missouri; Clay Falls, Rhode Island; Guadalajara, Mexico; Camarillo, California; Denver, Colorado; and Toronto, Canada.

     Graham-Field utilizes emerging technology to improve its product delivery systems. In 1993, Graham-Field opened the St. Louis Facility, which was designed with IBM to include "state-of-the-art" technology in order to improve delivery-cycles, inventory turnover and distribution efficiency.

Manufacturing and Product Sourcing

     During the nine months ended September 30, 1997, approximately 24% of Graham-Field's revenues was derived from the sale of products manufactured by Graham-Field, with the balance relating to products sourced from third parties. Principal manufactured and proprietary products (designed by Graham-Field and manufactured to its specifications) include EVEREST & JENNINGS(R) wheelchairs, SMITH & DAVIS(R) homecare beds, LABTRON(R) stethoscopes and blood pressure instruments, JOHN BUNN(R) respiratory aid products, MEDICOPASTE(R) medicated bandages, rubber elastic bandages, SURVALENT(R) electronic thermometry systems, silver nitrate applicators, examination lamps and sterile packages under the MSP(R) label, GRAFCO(R) medical supplies, including silver nitrate applicators and examination lamps, the TEMCO(R)product line of patient aids, bathroom safety equipment and patient room equipment, and Aquatherm specialty cushions and mattresses for the treatment and prevention of pressure sores.
Graham-Field's primary manufacturing facilities are located in Passaic, New Jersey; Earth City, Missouri; Clay Falls, Rhode Island; Guadalajara, Mexico; Camarillo, California; Denver, Colorado; and Toronto, Canada.

     Graham-Field purchases products from approximately 1,200 domestic and foreign suppliers. Graham-Field has entered into exclusive and non-exclusive distribution agreements with a number of its domestic and foreign suppliers. Under such agreements, suppliers may designate the markets into which Graham-Field can sell the products and may stipulate minimum annual sales volumes which are to be achieved by Graham-Field. Most of the distribution agreements are cancelable by either party upon one to six months' notice. Except as is described in the following paragraph, Graham-Field does not believe that cancellation of any such agreements would have a material adverse effect on Graham-Field, because comparable products are obtainable from alternative sources upon acceptable terms.

     Graham-Field is heavily dependent on its maintenance of two key supply contracts. Everest & Jennings obtains the majority of its homecare wheelchairs and wheelchair components under the Wheelchair Supply Agreement with P.T. Dharma. If the Wheelchair Supply Agreement is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable supply agreement with another manufacturer. The termination of this agreement in combination with the failure to secure an alternative source of supply on acceptable terms would result in a material adverse effect on Graham-Field's business and financial condition. Everest & Jennings obtains homecare beds for distribution solely pursuant to a supply agreement with a third-party supplier, which expires on October 15, 1997 without provision for renewal. To source homecare beds from an alternative supplier, in April 1997 Everest & Jennings entered into the Bed Supply Agreement. Under the terms of the Bed Supply Agreement, the supplier commenced supplying homecare beds to Everest & Jennings on August 1, 1997. The agreement contains an initial term of two years, and provides for the supply of a minimum and maximum number of homecare beds during the term of the agreement. If the Bed Supply Agreement is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable supply agreement with another manufacturer. The termination of this agreement in combination with the failure to secure an alternative source of supply on acceptable terms would result in a material adverse effect on Graham-Field's business and financial condition. See "RISK FACTORS RELATING TO
GRAHAM-FIELD -- Dependence on Key Supply Contracts".

     Graham-Field currently purchases a substantial portion of its sphygmomanometers and stethoscopes from a limited number of suppliers in the Far East. In addition, Graham-Field sources component parts for sphygmomanometers and stethoscopes and assembles such products in its facility located in Hauppauge, New York.

Patents and Trademarks

     Graham-Field believes that its business is dependent in part on its ability to establish and maintain patent protection for its proprietary technologies, products and processes, and the preservation of its trade secrets. Graham-Field currently holds a number of United States patents relating to the EVEREST & JENNINGS(R) and TEMCO(R) product lines. In addition, Graham-Field holds certain international patents relating to the components of its SURVALENT(R) electronic thermometry system. Other companies may provide similar products which may not be covered by Graham-Field's issued patents. Graham-Field must operate without infringing upon the proprietary rights of other parties. There can be no assurance that any United States or international patents issued or licensed to Graham-Field will provide any significant competitive advantages to Graham-Field or will not be successfully challenged, invalidated or circumvented or that patents will be issued in respect of patent applications to which Graham-Field currently holds rights. In addition, Graham-Field distributes certain patented products pursuant to licensing arrangements. In the event a licensing arrangement is terminated, Graham-Field may not be able to continue to distribute the patented product.

     Graham-Field is involved in the ordinary course of business in patent-related lawsuits or other actions, none of which Graham-Field believes is material. However, defense and prosecution of patent claims is costly and time consuming, regardless of an outcome favorable to Graham-Field, and can result in the diversion of substantial financial and managerial resources from Graham-Field's primary business activities. Additionally, adverse outcomes of such claims could have a material adverse effect on Graham-Field's business and financial condition. See "RISK FACTORS RELATING TO GRAHAM-FIELD -- Reliance on Patents and Proprietary Technology."

     Graham-Field has registered a significant number of trademarks in the United States, including "GRAHAM-FIELD," "EVEREST & JENNINGS," "SMITH & DAVIS," "JOHN BUNN," "BRISTOLINE," "SURVALENT," "MEDICOPASTE," "BANDAGE," "HEALTHTEAM," "LABTRON," "GRAFCO," "TEMCO" and "TENDERCLOUD". The registered trademarks are significant to Graham-Field because they provide Graham-Field with name and market recognition for its products and distinguish Graham-Field's proprietary products from its competitors' products.

Product Liability

     The sale, manufacture and distribution of healthcare products involve an inherent risk of product liability claims and related adverse publicity. Although Graham-Field maintains product liability insurance, there can be no assurance that such coverage will be adequate to protect Graham-Field from liabilities it may incur. Product liability insurance is expensive, and there can be no assurance that Graham-Field will be able to continue to obtain and maintain insurance at acceptable rates. Potential losses from liability claims and the effect which product liability litigation may have on the reputation and marketability of Graham-Field's products could have a material adverse effect on Graham-Field's business and financial condition.

Governmental Regulation

     The healthcare industry is affected by extensive government regulation at the Federal and state levels. In addition, through the Medicare, Medicaid and other programs the federal and state governments are responsible for the payment of a substantial portion of U.S. healthcare expenditures. Changes in regulations and healthcare policy occur frequently and may impact the current results of, the growth potential for and the profitability of products sold by Graham-Field in each market. Although Graham-Field is not a direct provider under Medicare and Medicaid, many of Graham-Field's customers are providers under these programs and depend upon Medicare and/or Medicaid reimbursement for a portion of their revenue. Changes in Medicare and Medicaid regulations may adversely impact Graham-Field's revenues and collections indirectly by reducing the reimbursement rate received by Graham-Field's customers and consequently placing downward pressure on prices charged for Graham-Field's products. Graham-Field's C.A.P. program is designed in part to enable customers to respond to the reduction in reimbursement rates by consolidating the purchase of multiple product lines through Graham-Field. There can be no assurance, however, that this program will offset any such reduction in reimbursement rates.

     The Federal Food, Drug and Cosmetic Act, the Safe Medical Devices Act and regulations issued or proposed thereunder provide for regulation by the FDA of the marketing, manufacturing, labeling, packaging and distribution of medical devices and drugs, including Graham-Field's products. Among these regulations are requirements that medical device manufacturers register with the FDA, list devices manufactured by them and file various kinds of reports. Graham-Field is also required to comply with the FDA's GMP regulations, which set forth requirements for, among other things, Graham-Field's manufacturing process and associated record creation and maintenance, including tests and sterility.

     Graham-Field uses the services of an unaffiliated outside firm to sterilize its GRAFCO(R) tampons and MSP(R) product line, and sterility testing is conducted by an unaffiliated laboratory. Records of sterilization and related tests are kept by Graham-Field. Graham-Field has also engaged the services of an outside consulting firm to monitor the quality control program in force to ensure that all manufactured products and supplier products comply with FDA requirements. Graham-Field's outside consultants are in the process of imple-menting ISO 9001 certification on a company-wide basis, which will enhance Graham-Field's overall standard quality systems and enable Graham-Field to comply with European regulatory requirements.

     Certain requirements must be met prior to the initial marketing of medical devices. These range from a minimum obligation of waiting to receive a determination of substantial equivalence from the FDA before the introduction of a medical device which Graham-Field has determined is substantially similar to devices already on the market, to a maximum obligation of complying with the potentially expensive and time-consuming testing process necessary to obtain FDA approval prior to the commercial marketing of new medical devices. In addition, the FDA has the authority to issue performance standards for devices manufactured by Graham-Field. Should such standards be issued, Graham-Field's products would be required to conform to them. Unscheduled FDA inspections of Graham-Field's facilities may occur from time to time to determine compliance with FDA regulations.

     The impact of FDA regulation on Graham-Field has increased in recent years as Graham-Field has increased its manufacturing operations. To date, Graham-Field has not experienced any significant difficulty in complying with the requirements imposed on it by the FDA or other government agencies. Graham-Field believes that the manufacturing and quality control procedures it employs conform to requirements of the GMP regulation and does not anticipate having to make any material expenditures as a result of these requirements. See "RISK FACTORS RELATING TO GRAHAM-FIELD -- Governmental Regulation."

Competition

     Graham-Field competes with many other manufacturers and distributors who offer one or more products competitive with Graham-Field's products; however, Graham-Field believes that no single competitor serving the Graham-Field's markets offers as broad a product range as Graham-Field. Graham-Field's principal means of competition are the breadth of its product range, quality, price and speed of delivery. The C.A.P. program enables Graham-Field to compete by offering customers reduced operating costs associated with purchasing by consolidating purchases of multiple products. With respect to Graham-Field's wheelchairs and homecare beds, Graham-Field's primary competitors include Invacare Corporation, Sunrise Medical Corporation and Fuqua Enterprises. Competition for the sale of wheelchairs and homecare beds is intense and is based on a number of factors, including quality, reliability, price, financing programs, delivery and service. Graham-Field believes that the quality, reputation and technological advances relating to its Everest & Jennings wheelchairs and Smith & Davis homecare beds are favorable factors in competing with other manufacturers. Graham-Field purchases certain products from its competitors and supplies certain of its products to its competitors. Many of Graham-Field's competitors have substantially greater financial and other resources than Graham-Field. There can be no assurance that Graham-Field will be able to compete effectively in its industry or that competitive pressures will not adversely affect Graham-Field's financial position or results of operations. See "RISK FACTORS RELATING TO GRAHAM-FIELD - Competition".

EMPLOYEES

     As of September 30, 1997, Graham-Field had 1,529 employees, of which eight were executive officers, 355 were administrative and clerical personnel (of which 11 were part-time employees), 235 were sales, marketing and customer service personnel (of which two were part-time employees) and 891 were manufacturing and warehousing personnel (of which 27 were part-time employees).

     Graham-Field is a party to five collective bargaining agreements covering Graham-Field's facilities located in Hauppauge, New York; Passaic, New Jersey; Earth City, Missouri; Ontario, Canada; and Guadalajara, Mexico. The collective bargaining agreements cover approximately 618 employees. The collective bargaining agreements for Hauppauge, New York; Passaic, New Jersey; Earth City, Missouri; Ontario, Canada; and Guadalajara, Mexico are scheduled to expire on October 18, 2000, July 27, 1999, September 13, 1999, July 24, 1998 and December 31, 1997, respectively.

     Graham-Field has never experienced an interruption or curtailment of operations due to labor controversy that had a material adverse effect on Graham-Field's operations. Graham-Field considers its employee relations to be satisfactory.

PROPERTIES

     Graham-Field's principal executive offices are located in Hauppauge, New York.

     Graham-Field's primary domestic distribution centers are located in Hauppauge, New York; St. Louis, Missouri; Santa Fe Springs, California; and Jacksonville, Florida. Additional points of distribution include Graham-Field Express satellite locations in the Bronx, New York; Dallas, Texas; Baltimore, Maryland; Cleveland, Ohio; and San Juan, Puerto Rico. Graham-Field also distributes its products from distribution centers located in Atlanta, Georgia and Bowling Green, Kentucky, as well as from its primary manufacturing facilities which are located in Passaic, New Jersey; Earth City, Missouri; Clay Falls, Rhode Island; Guadalajara, Mexico; Camarillo, California; Denver, Colorado; and Toronto, Canada. The manufacturing facilities located in Toronto, Canada and Guadalajara, Mexico are owned by Graham-Field.

     Graham-Field believes that its facilities are in good repair and provide adequate capacity for the near term growth of Graham-Field's business.

     Existing leases for Graham-Field's principal facilities are summarized in the following table.

A.  MANUFACTURING FACILITIES:

                                            LEASE
                               APPROX.    EXPIRATION
LOCATION                       SQ. FT.       DATE         PRINCIPAL USE                ANNUAL RENT
----------------------------   --------   ----------    -----------------   ----------------------------------
400 Rabro Drive East........    105,000     12/31/06    Corporate Office,   $   934,000     1/01/96 - 12/31/01
Hauppauge, NY                                             Manufacturing,      1,023,000     1/01/02 - 12/31/06
                                                          Distribution
3601 Rider Trail............    147,000      7/31/02    Manufacturing,      $   279,300     1/01/96 -  7/31/97
Earth City, MO                                            Distribution          323,400     8/01/97 -  7/31/02
125 South Street............    120,000     12/31/04    Manufacturing,      $   336,000     1/01/96 - 12/31/99
Passaic, NJ                                               Distribution          360,000     1/01/00 - 12/31/04
131 Clay Street.............     21,467     12/31/97    Manufacturing,      $    67,555     1/01/96 - 12/31/97
Central Falls, RI                                         Distribution
708 Via Alondra.............     45,041      1/31/98    Manufacturing,      $    97,170       11/1/96 - 2/1/98
Camarillo, CA                                             Distribution
111 Snidercroft Road........     63,000                 Manufacturing,            Owned
Concord, Ontario, Canada                                  Distribution
3535 South Kipling Street...     30,300      6/25/07    Manufacturing,      $   257,550     6/25/97 -  6/25/02
Lakewood, CO                                              Distribution                      6/25/02 -  6/25/07
Calle 3 #631................     16,204                 Manufacturing,            Owned
Zona Industrial                                           Distribution
C.P. 44940
Guadalajara, Jalisco Mexico

B.  DISTRIBUTION FACILITIES:

                                               LEASE
                                  APPROX.    EXPIRATION     PRINCIPAL
 LOCATION                         SQ. FT.       DATE           USE                    ANNUAL RENT
 ------------------------------   --------   ----------    ------------   -----------------------------------
 12055 Missouri................    144,000      3/31/07    Warehouse,     $504,300         1/01/96 -  3/31/97
 Bottom Road(1)                                            Distribution    561,950         4/01/97 -  3/31/02
 St. Louis County, MO                                                      648,400         4/01/02 -  3/31/07
 11954 East Washington Blvd....     52,810       2/1/02    Warehouse,     $228,144         2/01/97 -  8/01/99
 Santa Fe Springs, CA                                      Distribution    250,956         9/01/99 -  2/01/02
 8291 Forshee Drive............     28,255      8/31/99    Warehouse,     $112,185         7/01/96 -  8/31/99
 Jacksonville, FL                                          Distribution
 144 East Kingsbridge..........     48,000      2/28/99    Warehouse,     $162,000         3/01/96 -  2/28/97
 Mount Vernon, NY                                          Distribution    180,000         3/01/97 -  2/28/99
 135 Fell Court................     30,000     12/31/06    Warehouse      $202,500         1/01/96 - 12/31/96
 Hauppauge, NY                                                             222,750         1/01/97 - 12/31/01
                                                                           240,000         1/01/02 - 12/31/06
 7447 New Ridge Road...........     20,147      4/30/02    Warehouse,     $ 90,660         4/15/97 -  4/30/99
 Hanover, MD                                               Distribution     95,700         5/01/99 -  4/30/02
 1707 Falcon Drive.............     10,151      7/31/01    Warehouse,     $ 35,520         8/01/96 -  7/31/99
 DeSoto, TX                                                Distribution     38,040         8/01/99 -  7/31/00
                                                                            40,080         8/01/00 -  7/31/01
 4880 Hammermill Road..........     25,000                 Office,           Owned
 Tucker, GA                                                Distribution
 1751 Scottsville Road.........     15,696       6/1/98    Warehouse,     $ 49,735          8/25/97 -  6/1/98
 Bowling Green, KY                                         Distribution
 Airport Commons...............     20,147      4/30/02    Warehouse,     $ 90,660         4/15/97 -  4/30/99
 Distribution Center II                                    Distribution   $ 95,700         5/01/99 -  4/30/02
 7447 New Ridge Road
 Hanover, MD
 525 Main Street...............     51,456     12/31/98    Warehouse,     $159,523          3/7/96 -  8/31/96
 Bellville, NJ                                             Distribution   $180,106          9/1/96 - 12/31/98
 711 Brush Avenue..............     86,152      4/30/02    Warehouse,     $212,500          5/1/97 -  4/30/98
 Bronx, NY                                                 Distribution   $218,875          5/1/98 -  4/30/99
                                                                          $225,441          5/1/99 -  4/30/00
                                                                          $232,204          5/1/00 -  4/30/01
                                                                          $239,170          5/1/01 -  4/30/02
 1464 Old Country Road.........      3,850      3/31/99    Warehouse      $ 12,810          4/1/97 -  3/31/99
 Plainview, NY
 1468 Old Country Road.........      1,944      3/31/99    Office         $ 13,500           4/1/97 - 3/31/99
 Plainview, NY
 50 Gordon Drive...............     29,700      7/31/98    Warehouse,     $165,000          8/1/96 -  7/31/98
 Syosset, NY                                               Distribution
 10145 Philipp Parkway.........     30,000     11/14/04    Warehouse,     $130,500          6/1/97 - 11/14/04
 Streatsboro, OH                                           Distribution
 Kilometer 29.4................     21,600      10/8/99    Warehouse,     $114,000             10/96 -  10/99
 Road #1                                                   Distribution
 Entrando por Ferrero
 Caguas, PR
 15 West Pearce Street,
 Unit 10.......................      5,415      1/31/98    Warehouse,     $ 30,132Cdn.      2/1/95 -  1/31/98
 Richmond Hill,                                            Distribution
 Ontario, Canada

                                               LEASE
                                  APPROX.    EXPIRATION     PRINCIPAL
 LOCATION                         SQ. FT.       DATE           USE                    ANNUAL RENT
 ------------------------------   --------   ----------    ------------   -----------------------------------
 15 West Pearce Street,
 Unit 11.......................      6,069      1/31/98    Warehouse,     $ 34,512Cdn.     11/1/97 -  1/31/98
 Richmond Hill,                                            Distribution
 Ontario, Canada
 1600 Beaulac..................      4,032      3/31/99    Warehouse,     $ 23,712Cdn.      3/1/96 -  3/31/99
 St. Laurent, Quebec, Canada                               Distribution
 50 Snidercroft Road...........      8,775      3/14/98    Warehouse,     $ 34,656Cdn.     4/15/96 -  3/14/98
 Concord, Ontario, Canada                                  Distribution

---------------
(1) The lease payments for the St. Louis Facility for the period April 1, 1997 through March 31, 2007 are subject to fluctuations in the consumer price index. In no event shall the base rent exceed the amounts reflected in the table.

LEGAL PROCEEDINGS

     Graham-Field and its subsidiaries are parties to lawsuits and other proceedings, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position or results of operations of Graham-Field. See
Note 13 of Notes to the Consolidated Financial Statements of Graham-Field and
Note 7 of Notes to the Condensed Consolidated Financial Statements of Graham-Field included elsewhere in this Proxy Statement/Consent Solicitation Statement/Prospectus.

MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of Graham-Field.

               NAME                    AGE                  POSITION WITH COMPANY
-----------------------------------    ----    -----------------------------------------------
                                               Chairman of the Board and Chief Executive
Irwin Selinger(1)..................     56     Officer
                                               Vice President -- Finance and Chief Financial
Gary M. Jacobs.....................     40     Officer
Richard S. Kolodny.................     38     Vice President, General Counsel, and Secretary
Peter Winocur......................     42     Executive Vice President of Sales and Marketing
Jeffrey Schwartz...................     36     Corporate Vice President, Graham-Field Express
Ralph Liguori......................     52     Executive Vice President of Operations
Beatrice Scherer...................     58     Vice President -- Administration
Donald D. Cantwell.................     48     Vice President of Information Systems
David P. Delaney, Jr.(2)(3)........     45     Director
Andrew A. Giordano(1)(2)...........     65     Director
Peter Handal(4)....................     55     Director
Bevil J. Hogg......................     49     Director
Dr. Harold Lazarus(3)..............     70     Director
Steven D. Levkoff(3)(4)............     49     Director
Louis A. Lubrano(4)................     64     Director
Donald Press(2)....................     64     Director
Rodney F. Price(1).................     53     Director

---------------
(1) Member of the Executive Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating Committee

(4) Member of the Audit Committee

     Mr. Selinger, a founder of Graham-Field, has been the Chairman of the Board and Chief Executive Officer of Graham-Field since April 1981. Mr. Selinger was a founder and the Chief Executive Officer of Surgicot, Inc., a manufacturer of sterilization indicators, and its predecessor from 1968 to April 1980. In 1979, Surgicot, Inc. was acquired by E.R. Squibb & Sons, Inc., a subsidiary of Squibb Corporation. From April 1980 to June 1984, Mr. Selinger was a consultant to E.R. Squibb & Sons, Inc.

     Mr. Jacobs has been Vice President -- Finance and the Chief Financial Officer of Graham-Field since August 1992. From 1979 to 1992, Mr. Jacobs was employed by the accounting firm of Ernst & Young LLP.

     Mr. Kolodny has been Vice President, General Counsel and Secretary of Graham-Field since August 1993. From 1990 to 1993, Mr. Kolodny was associated with the law firm of Carro, Spanbock, Kaster & Cuiffo. Prior to such time, Mr. Kolodny was associated with the law firm of Shea & Gould.

     Mr. Winocur has held various positions with Graham-Field since May 1992, and has been the Executive Vice President of Sales and Marketing of Graham-Field since January 1996. Prior to 1992, Mr. Winocur was the founder and President of National Health Care Equipment, Inc., which was acquired by Graham-Field in May 1992.

     Mr. Schwartz has been Vice President of Graham-Field Express since March 1996. Effective June 18, 1997, Mr. Schwartz became the Corporate Vice
President -- Graham-Field Express. From 1994 to 1996, Mr. Schwartz was the President of a home healthcare distribution company based in the metropolitan New York area. From 1992 to 1994, Mr. Schwartz held various sales positions with Graham-Field.

     Mr. Liguori has been the Executive Vice President of Operations of Graham-Field since July 1995. From 1990 to 1995, Mr. Liguori was the Group Vice President of Operations of Del Laboratories, Inc. Prior to such time, Mr. Liguori was the Senior Vice President of U.S. Operations of Coleco Industries, Inc.

     Ms. Scherer has been Vice President -- Administration of Graham-Field since 1985. From 1981 to 1985, Ms. Scherer was Vice -- President -- Finance for Graham-Field.

     Mr. Cantwell has been the Vice President of Information Systems of Graham-Field since May 1996, and became an executive officer of Graham-Field as of January 1, 1997. From 1995 to 1996, Mr. Cantwell was the Chief Information Officer of Dial-A-Mattress, Inc. Prior to such time, Mr. Cantwell held various management positions with Grumman Corporation for over ten years.

     Mr. Delaney has been the President and Chief Executive Officer of Lancer Financial Group and its principal operating subsidiary, Lancer Insurance Company, since 1985. Mr. Delaney founded the Lancer Financial Group, which currently provides insurance coverage and specialized services to the United States passenger transportation industry. In addition, Mr. Delaney has served as the Chairman of the Long Island Chapter of the Young President's Organization, and serves as the Chairperson of the Community Campaign at Mercy Medical Center and is a member of the Advisory Board of the Alliance of American Insurers.

     Mr. Giordano has been a principal of The Giordano Group, Limited, a diversified consulting firm, since its founding in February 1993. From May 1987 to February 1993, Mr. Giordano was Executive Vice President of Lamonts Apparel, Inc. Mr. Giordano also currently serves as a director of Cherry & Webb Inc., a ladies specialty apparel company, Joseph A. Bank Clothiers, Inc., a manufacturer and retailer of men's clothing, and Nomos Corporation, a conformal radiation therapy provider. In 1984, Mr. Giordano retired from his position as CEO, Naval Supply Systems Command and Chief of the Supply Corps., with the rank of Rear Admiral.

     Mr. Handal has been the President of COWI International Group, a management consulting firm which provides strategic planning and other consulting services for companies located in the United States and Eastern Europe, since 1990. In addition, Mr. Handal is the President of J4P Associates, a real estate concern in Baltimore, and the President of Fillmore Leasing Company, Inc., which leases automobiles, computers and warehouse equipment. Mr. Handal serves on the Board of Directors of Cole National Corporation, Joseph A. Bank Clothiers, Inc., Perry Ellis International and Family Bargain Corp.

     Mr. Hogg was the President and Chief Executive Officer of Everest & Jennings from January 1994 to March 31, 1997. From December 1992 to January 1994, Mr. Hogg was the Chief Executive Officer of Medical Composite Technology, Inc., a wheelchair designer and manufacturer. Prior to such time, Mr. Hogg was the Chief Executive Officer of Cycle Composite, Inc., a bicycle manufacturer, from 1986 to December 1992. Mr. Hogg currently serves as a consultant to Graham-Field.

     Dr. Lazarus was the Dean of the School of Business at Hofstra University for seven years, and is now its Mel Weitz Distinguished Professor of Business. Currently, Dr. Lazarus serves on the Boards of Directors of Stage II Apparel Corporation and Facelifters Home Systems, Incorporated. He served as president of the North American Management Council, the Eastern Academy of Management, the Middle Atlantic Association of Colleges of Business Administration, and on the Boards of Directors of Ideal Toy Corporation, Superior Surgical Manufacturing Company, the Academy of Management, and the World Management Council.

     Mr. Levkoff has been the Chief Executive Officer and President of Standard Folding Cartons, Inc., a manufacturer of paperboard packaging for the private label, over-the-counter and food industries, since 1982. Mr. Levkoff is also a member of the National Industry Association and the Paperboard Packaging Council.

     Mr. Lubrano has been an investment banker with Herzog, Heine, Geduld Inc., members of the New York Stock Exchange, since December 1996. From 1991 to 1996, Mr. Lubrano was a managing director of Stires & Company, Inc., an investment banking firm. From March 1990 to February 1991, Mr. Lubrano was a director of the Nasdaq Forum. Prior to such time, Mr. Lubrano was a managing director of Home Group Capital Markets, Inc., an investment banking firm. From April 1986 to March 1989, he was President of

Gabelli & Company, Inc., an investment banking firm. He is also a director of Andersen Group, Inc., a diversified manufacturing company.

     Mr. Press is an attorney and has been a principal of Donald Press, P.C., a law firm located in New York, New York, since 1979. Mr. Press has served as an Executive Vice President of Broadway Management Co., Inc., an owner and manager of commercial office buildings since 1981, and serves as a director of The Cooper Companies, Inc., Component Specialties, Inc. and Branford Savings Bank.

     Mr. Price was the Chairman of the Board of Everest & Jennings from May 23, 1994 to November 27, 1996. Mr. Price has been a Director of Brierley Investments Limited, a New Zealand investment holding company since, 1993. Mr. Price has been the Chairman of the Board of Thistle Hotels Plc since October 1996. From 1990 to 1993, Mr. Price was the Managing Director and Chief Executive Officer of Pioneer International Ltd., a producer of building construction materials. Prior to such time, Mr. Price was a Managing Director and the Chief Executive Officer of Industrial Equity Limited (IEL) from 1986 to 1989.

     Each member of Graham-Field's Board of Directors holds office for the term for which he was elected and until his successor shall have been elected and qualified, or until the earlier of his resignation, removal from office or death. Graham-Field's Board of Directors is composed of three classes consisting of the following members: Class I Directors with a term expiring in 2000 -- Irwin Selinger, Donald Press, and Peter Handal; Class II Directors with a term expiring in 1998 -- Andrew A. Giordano, David P. Delaney, Jr., and Bevil
J. Hogg; and Class III Directors with a term expiring in 1999 -- Louis A. Lubrano, Dr. Harold Lazarus, Steven D. Levkoff, and Rodney F. Price.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Principal Stockholders. The following table sets forth certain information regarding beneficial ownership of Graham-Field Common Stock, Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock with respect to the persons who, to the knowledge of Graham-Field, owned beneficially more than five percent of each class of stock as of October 31, 1997.

                                                                        SHARES OF             SHARES OF
                                                 SHARES OF              SERIES B              SERIES C
                                               COMMON STOCK          PREFERRED STOCK       PREFERRED STOCK
                                               BENEFICIALLY           BENEFICIALLY          BENEFICIALLY
                                                 OWNED(1)               OWNED(5)              OWNED(6)
                                           ---------------------   -------------------   -------------------
                                            NUMBER                  NUMBER                NUMBER
  NAME AND ADDRESS OF BENEFICIAL OWNER     OF SHARES     PERCENT   OF SHARES   PERCENT   OF SHARES   PERCENT
-----------------------------------------  ---------     -------   ---------   -------   ---------   -------
Irwin Selinger(2)........................  1,124,884        5.2%      -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New
  York 11788

Shufro, Rose & Ehrman(3).................  1,302,350        6.2%      -0 -       -0 -       -0 -       -0 -
  745 Fifth Avenue New York, New York
  10151-2600

BIL......................................  4,061,578(4)    19.2%     6,100        100%     1,000        100%
  c/o Brierley Investments Ltd. 3rd Floor
  10 Eastcheap London EC3M1AJ United
  Kingdom

---------------
(1) All shares are beneficially owned and the sole voting and investment power is held by the person or entities named, except as otherwise specified herein.

(2) Includes 127,444 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program, 5,500 shares owned by Mr. Selinger's wife as to which shares Mr. Selinger disclaims any beneficial interest and 50,000 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(3) According to information contained in a Schedule 13G filing dated as of February 14, 1997, Shufro, Rose & Ehrman, a registered investment advisor and broker-dealer, beneficially owns 1,302,350 shares, and has the sole power to vote or to direct the vote of 91,850 shares.

(4) Does not include 6,100 shares of Graham-Field Series B Preferred Stock and 1,000 shares of Graham-Field Series C Preferred Stock owned by BIL (see Notes (5) and (6) below). The shares of Graham-Field Common Stock, Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock beneficially owned by BIL represent in the aggregate approximately 34% of the voting power of Graham-Field's outstanding capital stock as of October 31, 1997.

(5) The Graham-Field Series B Preferred Stock is convertible into shares of the Graham-Field Common Stock (x) at the option of BIL, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of Graham-Field, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on November 27, 2001 at a conversion price of $15.50 per share. The conversion prices are subject to customary antidilution adjustments. The shares of the Graham-Field Series B Preferred Stock are entitled to 3,935,483 votes, and vote as a single class with the Graham-Field Common Stock and the Graham-Field Series C Preferred Stock.

(6) The Graham-Field Series C Preferred Stock is subject to a redemption as a whole at the option of Graham-Field on the fifth anniversary of the date of issuance at a stated value plus accrued and unpaid dividends and, if not redeemed will be convertible into shares of the Graham-Field Common Stock automatically at a conversion price of $20 per share, subject to customary antidilution adjustments. The shares of the Graham-Field Series C Preferred Stock are entitled to 500,000 votes, and vote as a single class with the Graham-Field Common Stock and the Graham-Field Series B Preferred Stock.

  Security Ownership of Management. The following table sets forth certain information regarding beneficial ownership of Graham-Field Common Stock, Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock with respect to Graham-Field's directors and "named executive officers" within the meaning of Item 402(a)(3) of Regulation S-K promulgated by the SEC, and by all of Graham-Field's directors and executive officers as a group as of October 31, 1997:

                                                                        SHARES OF             SHARES OF
                                                  SHARES OF             SERIES B              SERIES C
                                                COMMON STOCK         PREFERRED STOCK       PREFERRED STOCK
                                                BENEFICIALLY          BENEFICIALLY          BENEFICIALLY
                                                  OWNED(1)              OWNED(11)             OWNED(12)
                                             -------------------   -------------------   -------------------
                                               NUMBER               NUMBER                NUMBER
   NAME AND ADDRESS OF BENEFICIAL OWNER      OF SHARES   PERCENT   OF SHARES   PERCENT   OF SHARES   PERCENT
-------------------------------------------  ----------  -------   ---------   -------   ---------   -------
DIRECTORS
Irwin Selinger(2)..........................   1,124,884     5.2%      -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788
Louis A. Lubrano(3)........................      56,200       *       -0 -       -0 -       -0 -       -0 -
  Herzog, Heine, Geduld, Inc. 26 Broadway
  New York, New York 10004

Dr. Harold Lazarus(4)......................      20,194       *       -0 -       -0 -      - 0 -       -0 -
  c/o Hofstra University Management
  Department Weller Hall 228 Hempstead, New
  York 11550

Andrew A. Giordano(5)......................      23,500       *       -0 -       -0 -       -0 -       -0 -
  c/o The Giordano Group, Limited 1811
  South 24th Street Arlington, Virginia
  22202-1534

                                                                        SHARES OF             SHARES OF
                                                  SHARES OF             SERIES B              SERIES C
                                                COMMON STOCK         PREFERRED STOCK       PREFERRED STOCK
                                                BENEFICIALLY          BENEFICIALLY          BENEFICIALLY
                                                  OWNED(1)              OWNED(11)             OWNED(12)
                                             -------------------   -------------------   -------------------
                                               NUMBER               NUMBER                NUMBER
   NAME AND ADDRESS OF BENEFICIAL OWNER      OF SHARES   PERCENT   OF SHARES   PERCENT   OF SHARES   PERCENT
-------------------------------------------  ----------  -------   ---------   -------   ---------   -------
Donald Press(6)............................      25,400       *       -0 -       -0 -       -0 -       -0 -
  c/o Donald Press, P.C. 39 Broadway New
  York, New York 10006

David P. Delaney, Jr.(7)...................      14,000       *       -0 -       -0 -       -0 -       -0 -
  c/o Lancer Financial Group, Inc. 370 West
  Park Avenue Long Beach, New York 11561

Steven D. Levkoff(8).......................      11,000       *       -0 -       -0 -       -0 -       -0 -
  c/o Standard Folding Cartons, Inc. 85th &
  24th Avenue Jackson Heights, New York
  11370

Bevil J. Hogg(9)...........................      31,911       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Rodney F. Price(10)........................   4,061,578    19.2%     6,100        100%     1,000        100%
  c/o Brierley Investments Ltd. 3rd Floor
  10 Eastcheap London EC3M1AJ United
  Kingdom

Peter Handal...............................       2,000       *       -0 -       -0 -       -0 -       -0 -
  c/o COWI International Group 280 Park
  Avenue 5th Floor-East Building New York,
  New York 10017

NAMED EXECUTIVE OFFICERS:
Irwin Selinger(2)..........................   1,124,884     5.2%      -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Peter Winocur(13)..........................      91,050       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Gary M. Jacobs(14).........................      68,500       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Richard S. Kolodny(15).....................      79,000       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Ralph Liguori(16)..........................      48,500       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

                                                                        SHARES OF             SHARES OF
                                                  SHARES OF             SERIES B              SERIES C
                                                COMMON STOCK         PREFERRED STOCK       PREFERRED STOCK
                                                BENEFICIALLY          BENEFICIALLY          BENEFICIALLY
                                                  OWNED(1)              OWNED(11)             OWNED(12)
                                             -------------------   -------------------   -------------------
                                               NUMBER               NUMBER                NUMBER
   NAME AND ADDRESS OF BENEFICIAL OWNER      OF SHARES   PERCENT   OF SHARES   PERCENT   OF SHARES   PERCENT
-------------------------------------------  ----------  -------   ---------   -------   ---------   -------
Jeffrey Schwartz(17).......................       9,500       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Beatrice Scherer(18).......................      56,177       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East Hauppauge, New York
  11788

Donald D. Cantwell(19).....................       7,500       *       -0 -       -0 -       -0 -       -0 -
  c/o Graham-Field Health Products, Inc.
  400 Rabro Drive East
  Hauppauge, New York 11788

All directors and executive officers as a
  group (17 persons)(20)...................   5,730,894    26.5%     6,100        100%     1,000        100%

---------------
  *  Less than 1%

 (1) All shares are beneficially owned and the sole voting power and investment power is held by the persons named, except as otherwise specified herein.

 (2) See Note (2) under the heading "-- Principal Stockholders."

 (3) Includes 200 shares owned by the Virginia Lubrano Trust, and 55,000 shares currently issuable upon the exercise of directors' stock options issued pursuant to the Incentive Program.

 (4) Includes 20,000 shares currently issuable upon the exercise of directors' stock options issued pursuant to the Incentive Program.

 (5) Includes 20,000 shares currently issuable upon the exercise of directors' stock options issued pursuant to the Incentive Program.

 (6) Includes 3,000 shares owned by Donald Press, P.C. Profit Sharing Plan and 1,000 shares owned by Donald Press, P.C. Employees Pension Plan. Also includes 10,000 shares currently issuable upon the exercise of directors' stock options issued pursuant to the Incentive Program.

 (7) Includes 10,000 shares currently issuable upon the exercise of directors' stock options issued pursuant to the Incentive Program.

 (8) Includes 1,000 shares owned by Mr. Levkoff's daughter, 10,000 shares currently issuable upon the exercise of director's stock options issued pursuant to the Incentive Program.

 (9) Includes 17,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(10) Consists of shares of Graham-Field Common Stock owned by BIL, which Mr. Price, one of BIL's nominees on the Graham-Field Board, may be deemed to own beneficially in his capacity as a director of BIL. Does not include up to 3,935,483 shares of Graham-Field Common Stock issuable upon the conversion of the shares of Graham-Field Series B Preferred Stock owned by BIL and up to 500,000 shares of Graham-Field Common Stock issuable upon the conversion of the shares of Graham-Field Series C Preferred Stock owned by BIL.

(11) See Note (5) under the heading "-- Principal Stockholders."

(12) See Note (6) under the heading "-- Principal Stockholders."

(13) Includes 43,500 currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 37,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(14) Includes 75,000 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 7,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(15) Includes 50,267 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 7,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(16) Includes 18,215 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 7,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(17) Represents 9,500 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program.

(18) Includes 35,466 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 5,000 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

(19) Represents 7,500 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program.

(20) Includes 333,492 shares currently issuable upon the exercise of stock options issued pursuant to the Incentive Program and 132,500 shares underlying stock options which are exercisable within 60 days of October 31, 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Andrew A. Giordano, Donald Press and David P. Delaney, Jr. No member of Graham-Field's Compensation Committee is a current or former officer or employee of Graham-Field or any of its subsidiaries. In addition, there are no other compensation committee interlocks between Graham-Field and other entities involving any of the executive officers of Graham-Field who serve as executive officers of such other entities.

COMPENSATION OF DIRECTORS

     The directors' cash compensation program provides for the payment of directors' fees to outside directors of $1,000 for the attendance at each Board meeting and $500 for each Committee meeting, provided each Committee meeting is held on a date other than a Board meeting. Under the terms of the program, no directors' fees are paid to any outside director who has received or will receive in excess of $75,000 in fees or compensation from Graham-Field during any calendar year. In addition, no directors' fees are provided for telephonic Board or Committee meetings which are less than two (2) hours in duration.

     Under Graham-Field's Incentive Program, Directors' Options are granted automatically as of January 2nd of each year that the Program is in effect to each director who is neither an employee nor officer of Graham-Field or any of its subsidiaries. Each Director's Option entitles the qualifying director to whom it is granted to purchase 10,000 shares of Graham-Field Common Stock at an option price equal to the fair market value of Graham-Field Common Stock on the date of grant. Directors' Options vest and are exercisable at the rate of one-third ( 1/3) of each grant annually. Directors' Options are exercisable in full for a period of ninety days following (i) the death or permanent disability of a director or (ii) a change in control of Graham-Field. Directors' Options terminate ten years from the date of grant or two years after a director's termination, if other than for cause. If a director is terminated for cause, the Directors' Options terminate immediately.

EXECUTIVE COMPENSATION:

     The following summary compensation table sets forth certain information concerning the compensation of Graham-Field's named executive officers (the "Named Executive Officers") within the meaning of Item 402(a)(3) of Regulation S-K for each of the three years during the period ended December 31, 1996.

Summary Compensation Table

                                                                              LONG TERM COMPENSATION
                                                                                      AWARDS
                                                                              -----------------------
                                                      ANNUAL                               SECURITIES
                                                   COMPENSATION                            UNDERLYING
                                        -----------------------------------   RESTRICTED   OPTIONS TO
                                                             OTHER ANNUAL       STOCK       PURCHASE     ALL OTHER
                                        SALARY     BONUS    COMPENSATION(1)     AWARDS     SHARES(2)    COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR     ($)       ($)           ($)            ($)          (#)           ($)
-------------------------------  ----   -------   -------   ---------------   ----------   ----------   ------------

Irwin Selinger.................  1996   250,000   100,000       180,000(3)           --      245,517       31,098(4)
  Chairman of the Board and      1995   200,000   50,000..           --              --           --       30,740(4)
  Chief Executive Officer        1994   200,000        --            --              --       50,143       32,117(4)

Gary M. Jacobs.................  1996   150,000    50,000            --              --       35,000           --
  Vice President, Finance and    1995   120,000    25,000            --              --       20,000           --
  Chief Financial Officer        1994   120,000        --            --              --       15,000           --

Richard S. Kolodny.............  1996   150,000    75,000            --              --       35,000           --
  Vice President, General
    Counsel                      1995   120,000   25,000..           --              --       20,000           --
  and Secretary                  1994   120,000        --            --              --       15,000           --

Peter Winocur(5)...............  1996   150,000    75,000            --              --      110,000           --
  Executive Vice President       1995    53,000        --        72,234              --       15,000           --
  of Sales and Marketing         1994        --        --        96,009              --           --           --

Ralph Liguori(6)...............  1996   175,000    50,000            --              --       35,000           --
  Executive Vice President       1995    77,403        --            --              --       25,000           --
  of Operations

---------------
(1) Except as set forth in note (3) below, the aggregate amount of Other Annual Compensation for each of the Named Executive Officers did not equal or exceed the lesser of either $50,000 or 10% of the total of such individual's base salary and bonus, as reported herein for the last fiscal year, and is not reflected in the table.

(2) Stock options are granted under the terms and provisions of Graham-Field's Incentive Program. For a description of the stock options, see "-- Option Grants in Last Fiscal Year."

(3) On November 27, 1996, Graham-Field forgave all indebtedness in the amount of $180,000 (inclusive of accrued interest), under a secured loan provided to Mr. Selinger on April 1, 1996. The loan was used by Mr. Selinger to purchase 50,000 shares of Graham-Field Common Stock on the open market.

(4) In June 1992, Graham-Field entered into a split-dollar life insurance arrangement for the benefit of Irwin Selinger. During the fiscal years ended December 31, 1996, 1995 and 1994, Graham-Field paid the premiums on the life insurance policy owned by a trust for the benefit of Irwin Selinger's children on a split-dollar basis. With respect to the payment of such premiums by Graham-Field, the benefit to Mr. Selinger for the years ended December 31, 1996, 1995 and 1994, projected on an actuarial basis was $31,098, $30,740 and $32,117, respectively, which is included in the table above.

(5) Mr. Winocur became the Executive Vice President of Sales and Marketing of Graham-Field on January 1, 1996. During 1994 and through July 1, 1995, Mr. Winocur was an exclusive sales representative for Graham-Field. From July 1, 1995 through December 31, 1995, Mr. Winocur was the Vice President of Sales and Marketing. All sales commissions paid to Mr. Winocur during 1994 and 1995 are reported under the column "Other Annual Compensation."

(6) On July 17, 1995, Mr. Liguori joined Graham-Field as the Executive Vice President of Operations.

Option Grants in Last Fiscal Year

     The following table sets forth certain summary information concerning the number of stock options granted and the potential realizable value of the stock options granted to Graham-Field's Named Executive Officers during the fiscal year ended December 31, 1996:

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                                NUMBER OF                                                 ANNUAL RATES OF
                                SECURITIES    % OF TOTAL                                    STOCK PRICE
                                UNDERLYING     OPTIONS                                     APPRECIATION
                                 OPTIONS      GRANTED TO    EXERCISE OR                 FOR OPTION TERM(2)
                                GRANTED IN   EMPLOYEES IN   BASE PRICE    EXPIRATION   ---------------------
NAME                             1996(1)     FISCAL YEAR      ($/SH)         DATE         5%          10%
------------------------------  ----------   ------------   -----------   ----------   --------     --------
Irwin Selinger................     45,517         5.8%         3.625        01/11/01   $ 45,590     $100,730
  Chairman of the                  50,000         6.3%         4.25         03/13/01     58,710      129,730
  Board and Chief                  50,000         6.3%         7.50         06/05/01    103,610      228,940
  Executive Officer               100,000        12.6%         7.125        11/19/01    196,850      434,990

Gary M. Jacobs................     20,000         2.5%         7.50         06/05/01   $ 41,440     $ 91,580
  Vice President,                  15,000         1.9%         7.125        11/19/01     29,530       65,250
  Finance and Chief
  Financial Officer

Richard S. Kolodny............     20,000         2.5%         7.50         06/05/01   $ 41,440     $ 91,580
  Vice President,                  15,000         1.9%         7.125        11/19/01     29,530       65,250
  General Counsel and
  Secretary

Peter Winocur.................     35,000         4.4%         7.50         06/05/01   $ 72,520     $160,260
  Executive Vice                   75,000         9.5%         7.125        11/19/01    147,640      326,240
  President of Sales
  & Marketing

Ralph Liguori.................     20,000         2.5%         7.50         06/05/01   $ 41,440     $ 91,580
  Executive Vice                   15,000         1.9%         7.125        11/19/01     29,530       65,250
  President of
  Operations

---------------
(1) During the fiscal year ended December 31, 1996 stock options were granted under Graham-Field's Incentive Program at an exercise price equal to the fair market value of Graham-Field Common Stock on the date of grant. The stock options have a term of five years, subject to earlier termination in the event of termination for cause. The stock options are non-transferable, other than by will or the laws of descent and distribution, and vest and are exercisable at the rate of 50% per year, subject to certain exceptions including a change of control of Graham-Field and the death of an optionee. The stock options may be exercised by payment of cash, shares of Graham-Field Common Stock or other consideration. Graham-Field's Incentive Program is administered by the Compensation Committee of the Board of Directors, which is granted the authority to amend and modify the terms and provisions of stock options granted under Graham-Field's Incentive Program.

(2) Represents gain that would be realized assuming the stock options were held for the entire five-year period and the stock price increased at compounded rates of 5% and 10%, respectively, from the exercise prices set forth in the table. These amounts represent assumed rates of appreciation only. Actual gains, if any, on stock option exercises will be dependent on overall market conditions and on the future performance of Graham-Field. There can be no assurance that the amounts reflected in the table will be achieved.

Aggregated Option Exercises and Fiscal Year-End Option Values

     The following table provides certain summary information concerning stock option exercises during the fiscal year ended December 31, 1996 by Graham-Field's Named Executive Officers and the value of unexercised stock options held by Graham-Field's Named Executive Officers as of December 31, 1996.

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED            "IN THE MONEY"
                                NUMBER OF                      OPTIONS AT FISCAL             OPTIONS AT FISCAL
                             SHARES ACQUIRED    VALUE             YEAR END(2)                   YEAR END(3)
                                  UPON         REALIZED   ---------------------------   ---------------------------
NAME                            EXERCISE        ($)(1)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------  ---------------   --------   -----------   -------------   -----------   -------------
Irwin Selinger.............       50,000       $ 16,250     116,411        245,517       $ 297,110      $ 652,585
  Chairman of the Board and
  Chief Executive Officer
Gary M. Jacobs.............           --             --      55,000         45,000       $ 185,000      $  98,750
  Vice President, Finance
  and Chief Financial
  Officer
Richard S. Kolodny.........           --             --      45,000         45,000       $ 195,000      $  98,750
  Vice President, General
  Counsel and Secretary
Peter Winocur..............           --             --      22,500        117,500       $  72,810      $ 192,190
  Executive Vice President
  of Sales and Marketing
Ralph Liguori..............           --             --      12,500         47,500       $  57,810      $ 102,815
  Executive Vice President
  of Operations

---------------
(1) Values were calculated by multiplying the closing market price of Graham-Field Common Stock as reported on the New York Stock Exchange, Inc. on the date of exercise, by the respective number of shares and subtracting the exercise price per share.

(2) Represents the aggregate number of stock options held as of December 31, 1996.

(3) Values were calculated by multiplying the closing market price of Graham-Field Common Stock ($8.625), as reported on the New York Stock Exchange, Inc. on December 31, 1996 by the respective number of shares and subtracting the exercise price per share, without any adjustment for any termination or vesting contingencies.

EMPLOYMENT, TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS AND OTHER
ARRANGEMENTS

     In July 1981, Mr. Selinger entered into a ten-year employment agreement with Graham-Field, which was extended in June 1991 for a five-year period ending July 8, 1996, and on May 3, 1996 for an additional five-year period ending July 8, 2001. The employment agreement provides, among other things, that if Mr. Selinger's employment is terminated for any reason (other than dishonesty or disability), Graham-Field shall pay (i) to Mr. Selinger if he is then living,
(ii) to his surviving widow if the employment agreement terminates by reason of death, or (iii) to Mr. Selinger's legal representative if Mr. Selinger leaves no surviving widow, or if Mr. Selinger's surviving widow dies prior to the fulfillment of Graham-Field's obligations, as the case may be, an amount equal to Mr. Selinger's annual salary payable in the year of termination multiplied by the number, including any fraction, of years from the date of termination to the end of the employment term. In addition, Mr. Selinger's employment agreement provides that during the employment term and for a period of one year following termination of employment, if termination occurs as a result of a breach of the employment agreement by Mr. Selinger, Mr. Selinger will not directly or indirectly engage in any business or invest in any privately held company or own more than one percent of the outstanding securities of any publicly owned corporation which competes with any business of Graham-Field.

     Each of Graham-Field's Named Executive Officers has entered into an agreement with Graham-Field providing for the payment of certain benefits if within two years following the occurrence of a "change in control" (as defined in each such agreement), a Named Executive Officer of Graham-Field is terminated other than by reason of death, disability, retirement, or for cause, or if such Named Executive Officer terminates his or her employment for good reason (each, a "Triggering Event"). Under the terms of each agreement, each of the Named Executive Officers of Graham-Field is entitled upon the occurrence of a Triggering Event to receive his or her base salary and incentive compensation, if any, through the date of termination, plus a lump sum severance payment equal to one times the Named Executive Officer's base salary (as defined in each such agreement), provided that in no event shall the total payments exceed 2.99 times the Named Executive Officer's "base amount" as such term is defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, the terms of each agreement provide that in the event that a Named Executive Officer's employment is terminated within two (2) years following the occurrence of a change of control by reason of death or disability, the Named Executive Officer shall be entitled to death or long-term disability benefits, as the case may be, on terms no less favorable than the most favorable benefits to which he would have been entitled had the death or termination for disability occurred at any time during the period commencing one year prior to the initiation of actions resulting in a change of control of Graham-Field.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In the ordinary course of business, Graham-Field from time to time engages in transactions on an arms' length basis with other corporations or entities whose officers or directors are also officers or directors of Graham-Field.

     On March 1, 1996, Graham-Field entered into a three year lease arrangement with HIP Realty, Inc. ("HIP") for Graham-Field's facility located in Mount Vernon, New York. Under the terms of the lease, Graham-Field has an option to renew the lease for an additional three year period at a fixed annual rent of $180,000. The principal stockholders of HIP are Harvey P. Diamond, a former director and former President of Graham-Field, and Peter Winocur, Graham-Field's Executive Vice President of Sales and Marketing. The lease with HIP Realty provides for the payment by Graham-Field of fixed annual rents of $162,000 for the first year escalating to $180,000 for years two and three, and the payment of incremental real estate taxes over a base year. Graham-Field believes that the terms of the lease are at least as favorable to it as those it would have received from an unrelated third party.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS OF FUQUA

RESULTS OF OPERATIONS

     Acquisitions: In November 1995, Fuqua acquired 100% of the common stock of Basic for cash of $2,500,000 and 600,000 shares of Fuqua Common Stock, which on the acquisition date closed at $19.25 per share. Basic, through its divisions, Simmons Healthcare, Omni Manufacturing and SSC Medical, is a manufacturer and distributor of medical equipment and furnishings for the acute, long-term and home healthcare markets. Basic's results of operations were included in the consolidated results of Fuqua for the last two months of 1995.

     On April 3, 1996, Fuqua acquired the Lumex Division for approximately $40,750,000. As provided in the asset sale agreement, the purchase price is subject to a final adjustment, the amount of which is in dispute and is being resolved by arbitration. The Lumex Division develops and markets a wide range of medical products including specialty seating, bathroom safety, mobility products, healthcare beds and therapeutic support systems. The Lumex Division is headquartered in Bay Shore, Long Island, New York and markets the majority of its products to the home healthcare market and the remainder to institutional markets, including acute care and extended care facilities and dialysis clinics. The Lumex Division's results of operations have been included in the consolidated results of Fuqua for the last nine months of 1996.

     On February 26, 1997, Fuqua acquired 100% of the common stock and warrants of Prism for approximately $19,500,000. Prism, whose 1996 net sales were approximately $12,000,000, is a manufacturer of therapeutic heat and cold packs for medical and consumer use and vacuum systems for obstetrical and other applications. Prism's operating facilities are located in San Antonio, Texas and Rancho Cucamonga, California.

     In March 1996, Fuqua, through its Leather Operations, entered into an agreement to acquire 70% of a joint venture which acquired a 50% interest in a tannery in the People's Republic of China. In November 1996, the Leather Operations' interest in the joint venture was reduced to approximately 60% as a result of admitting a new venture partner. Investment and advances related to the joint venture at December 31, 1996 were $1,967,000. Through its joint venture, the Leather Operations produce leather in China and market the products throughout China and Southeast Asia.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     Medical Products Operations: Net sales in the third quarter of 1997 were $26,526,000 as compared to $21,826,000 in the third quarter of 1996. The cost of sales increased from $15,322,000 in the third quarter of 1996 to $16,857,000 in the third quarter of 1997. Selling, general and administrative costs increased from $5,165,000 in the third quarter of 1996 to $6,479,000 in the third quarter of 1997. Net sales during the nine months ended September 30, 1997 were $77,321,000 as compared to $49,596,000 in the comparable period of 1996. The cost of sales during the nine months ended September 30, 1997 were $51,889,000 as compared to $35,275,000 in the nine months ended September 30, 1996. Selling, general and administrative costs increased from $11,559,000 in the nine months ended September 30, 1996 to $18,621,000 in the nine months ended September 30, 1997. The increases in net sales, cost of sales and selling, general and administrative costs are due principally to the acquisition of the Lumex Division and Prism which are included in the periods presented for 1997, but not in any (Prism) or only portions (Lumex Division) of the comparable periods of 1996.

     Inventories at September 30, 1997 were $16,875,000 as compared to $17,279,000 at December 31, 1996 and accounts receivable at September 30, 1997 were $17,653,000 as compared to $16,879,000 at December 31, 1996. The decrease in inventories resulted from improvements in operational efficiencies at the Lumex Division and Basic which more than offset the addition of Prism's inventories. The increase in accounts receivable is due principally to the acquisition of Prism.

     Capital expenditures for the Medical Products Operations were $886,000 in the third quarter of 1997 as compared to $459,000 in the third quarter of 1996. Capital expenditures were $1,830,000 in the first nine months of 1997 as compared to $805,000 in the first nine months of 1996. Capital expenditures are expected to be $1,950,000 for the entire year of 1997 and are for normal recurring replacement of machinery and equipment and for relocation of a manufacturing facility at Prism. Depreciation and amortization expense for the third quarter of 1997 was $973,000 as compared to $681,000 in the third quarter of 1996. Depreciation and amortization expense was $1,830,000 in the first nine months of 1997 as compared to $1,529,000 in the first nine months of 1996. The increases in capital expenditures and depreciation expense result principally from the acquisition of Prism and the Lumex Division which were included in all or substantially all of the 1997 periods and only portions or none of the 1996 periods.

     Leather Operations: Net sales of the Leather Operations increased $6,067,000 or 21.8% in the third quarter of 1997 versus the comparable period of 1996, principally as a result of increased quantities of leather sold. Net sales of the Leather Operations increased $23,981,000 or 31.0% in the first nine months of 1997 as compared to the first nine months of 1996. Sales to foreign customers represented 39.0% of net sales in the third quarter of 1997 as compared to 34.9% of net sales in the third quarter of 1996. Fuqua's export sales are principally supported by letters of credit and are denominated in United States dollars and, accordingly, do not result in significant credit or currency risk.

     The profit margin decreased to 5.2% of sales in the third quarter of 1997 from 11.2% in the comparable period of 1996 and decreased to 5.5% of sales in the first nine months of 1997 from 11.2% in the comparable period of 1996, primarily due to the reduction of raw material hide inventories which were acquired when prices were higher and a temporary reduction in shipments to a significant customer in 1997.

     Selling, general and administrative expenses increased $124,000 or 6.8% in the third quarter of 1997 compared to the third quarter of 1996, representing 5.0% of net sales and 6.6% in the comparable period of 1996 due principally to the Leather Operations' activities in China. Selling, general and administrative expenses in the first nine months of 1997 were $6,123,000, which represented an increase of $617,000 or 11.2% compared to the first nine months of 1996. The increase in selling, general and administrative expenses was principally due to increased selling expenses associated with higher levels of foreign sales.

     Accounts receivable were higher, $24,766,000 at September 30, 1997, as compared to $15,803,000 at December 31, 1996. Inventories increased 19.3%, from $24,780,000 at December 31, 1996 to $29,558,000 at September 30, 1997. The
increases in accounts receivable and inventories were due principally to seasonal factors.

     Capital expenditures for the Leather Operations were $453,000 in the third quarter of 1997 and $1,295,000 in the first nine months of 1997, and are expected to be approximately $1,765,000 for the entire year of 1997. These capital expenditures are for normal recurring replacement of machinery and equipment. The amounts of capital expenditures for the comparable periods of 1996 were not significantly different from the amounts incurred in 1997. Depreciation expense for the Leather Operations in the third quarter of 1997 was $421,000 as compared to $432,000 in the comparable period of 1996. Depreciation expense was $1,269,000 in the first nine months of 1997 as compared to $1,324,000 in the comparable period of 1996.

     Corporate Office Operations: Investment income in the third quarter of 1997 was $54,000 as compared to $564,000 in the comparable period of 1996. Investment income in the first nine months of 1997 was $129,000 as compared to $1,831,000 in the first nine months of 1996. The decrease in investment income in 1997 reflects the lower levels of invested funds as a result of business acquisitions.

     Interest expense in the third quarter of 1997 was $776,000 as compared to $862,000 in the comparable period of 1996 and was $2,307,000 in the first nine months of 1997 as compared to $1,956,000 in the first nine months of 1996, reflecting higher interest costs and fees associated with a larger amount of outstanding debt arising from the acquisitions of the Lumex Division and Prism.

     General and administrative expenses for corporate office activities were $859,000 in the third quarter of 1997 as compared to $892,000 in the comparable period of 1996 and were $2,238,000 in the first nine months of 1997 as compared to $2,617,000 in the first nine months of 1996. The decrease resulted mainly from costs

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and expenses associated with 1996 corporate development activities as compared to such activities in the first quarter of 1997.

     Fuqua is currently in the process of evaluating its computer software and databases to ensure that any modifications required to be year 2000 compliant are made in a timely manner. Management does not expect the financial impact of such modifications to be material to Fuqua's financial position or results of operations in any given year.

FISCAL 1996 COMPARED TO FISCAL 1995 AND FISCAL 1995 COMPARED TO FISCAL 1994

     Medical Products Operations: Net sales for the Medical Products Operations were $73,711,000 for 1996 and $5,198,000 for 1995. Gross profit margins were 29.9% in 1996 and 27.4% in 1995 and net profit margins were 6.4% in 1996 and 7.7% in 1995. However, the results of Basic are included only for two months in 1995 and the results of the Lumex Division are included only for nine months in 1996. As a result the increases in net sales and the changes in margin percentages are not comparable.

     Leather Operations: Net sales of the Leather Operations were 3.7% lower in 1996 than in 1995; 1995 net sales were 5.1% lower in 1995 than in 1994. The decreases in net sales from 1995 to 1996 and from 1994 to 1995 reflected volume declines which could not be offset by price increases. During much of 1996 and 1995, the demand for leather was adversely affected by weak retail sales of shoes and other leather products. Additionally, hide prices during the last half of 1995 and the first half of 1996 were unusually low which resulted in lower prices charged to customers in these periods. Sales to customers in foreign countries were $38,294,000 in 1996 as compared to $30,662,000 in 1995 and $34,516,000 in 1994. Sales to customers in foreign countries in 1996, 1995, and 1994, represented 35.5%, 27.4% and 29.3%, respectively, of the Leather Operations' net sales. The increases in foreign sales from 1995 to 1996 reflect principally the growth in foreign markets and the success of the Leather Operations' marketing efforts. Fuqua's export sales are principally supported by letters of credit and are denominated in United States dollars and, accordingly, do not result in significant credit or currency risk.

     The gross profit margin percentage was 17.4% in 1996, 15.5% in 1995 and 14.9% in 1994. The increase in 1995 and 1996 reflects the favorable impact of falling hide prices during the last half of 1995 which continued during the first half of 1996 and improvements in operational efficiencies from 1994 through 1996.

     The increase in selling and administrative expenses of the Leather Operations from $6,580,000 in 1994, $6,926,000 in 1995 and $7,831,000 in 1996
was almost entirely related to expansion of the sales effort and higher levels of selling costs on export sales during the periods from 1994 to 1996.

     Net profit margin as a percentage of sales was 10.1% in 1996 and 9.3% in 1995 and 1994.

     Corporate Office Operations: Investment income in 1996 was $1,939,000 as compared to $828,000 in 1995 and $541,000 in 1994. The increases in investment income resulted from higher amounts invested in 1996 and 1995 as compared to 1994. Additionally, the higher amounts of investment income in 1996 reflect the return on the proceeds from the sale of Fuqua's insurance subsidiary on December 31, 1995. Capital losses, net of gains, of $54,000 were included as a reduction in investment income in 1996. Capital gains, net of losses, included in investment income were $42,000 in 1995 and $0 in 1994.

     General and administrative expenses for corporate office activities were $804,000 higher in 1996 than in 1995 and 1995 amounts were $492,000 higher than in 1994. The increases during the periods from 1994 to 1996 have been primarily the result of increased corporate development activity.

     Interest Expense: Interest expense in 1996 was $1,576,000 higher than 1995 and the 1995 amount was $169,000 higher than in 1994. These increases principally reflect higher levels of borrowings associated with acquisitions in 1995 and 1996.

     In June 1996, Fuqua amended its Revolving Credit Facility to expand the maximum borrowing capacity from $60,000,000 to $100,000,000 and to add an additional bank to the Revolving Credit Facility. The interest expense under the Revolving Credit Facility is based on matrix pricing which ranges from LIBOR plus 40 basis points to LIBOR plus 100 basis points.

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

     Income Taxes Relating To Continuing Operations: The provision for income taxes in 1996, 1995 and 1994 includes both Federal and state income taxes. The combined Federal and state effective tax rate in 1996 was 36.7%, in 1995 was 33.9% and was 31.4% in 1994. The effective tax rate in 1994 was favorably impacted by an adjustment ($544,000 or $.14 per share) for amounts that were no longer considered necessary for loss contingencies for income taxes. Fuqua's effective tax rates are consistently below the statutory rates due primarily to significant sources of investment income that are exempt or substantially excluded from income taxes and due to favorable tax planning benefits related to foreign sales.

     Dividends: Fuqua paid no dividends in 1996, 1995 or 1994. At this time, Fuqua intends to retain all earnings for investments in its current business and for corporate development opportunities. Additionally, Fuqua's Revolving Credit Facility restricts the amount of dividends which can be paid.

     Discontinued Operations: During December 1995, Fuqua sold its insurance subsidiary, American Southern Insurance Company ("American Southern") for $34,000,000 to Atlantic American Corporation ("Atlantic American"), an Atlanta, Georgia based publicly traded insurance company. The proceeds from the sale included cash of $22,648,000 and a note receivable from the purchaser of $11,352,000. The note accrued interest at prime, half of which was payable quarterly and the other half of which was paid, together with principal, in October 1996. The term and amount of the note receivable was the same as the note payable which arose in connection with Fuqua's acquisition of American Southern in 1991. In October 1996, the proceeds from Atlantic American's payment of the note receivable were used to repay this note payable. The sale of American Southern resulted in the earnings of American Southern being reclassified as discontinued operations and in a loss on disposal from the sale of $900,000 (net of taxes). The loss on disposal arose principally from the increased cost basis which Fuqua had in the stock as a result of American Southern's earning more than it paid in dividends since it was acquired by Fuqua in 1991. During 1996, interest charges of $662,000 were incurred and offset against the accrual established in 1995 to provide for the loss on disposal of American Southern.

     In January 1996, Fuqua made the decision to discontinue the operations of Kroy Tanning Company, Incorporated, ("Kroy"), which historically had been unprofitable. In accordance with generally accepted accounting principles (Emerging Issues Task Force No. 95-18), Kroy was treated as a discontinued operation in the December 31, 1995 consolidated financial statements. In connection with Fuqua's decision to discontinue the operations of Kroy, $4,800,000 (before the benefit of income taxes) was accrued at December 31, 1995 to write down assets to their net realizable values and to pay for obligations, including environmental costs, in connection with the wind down of operations and the closing of Kroy's facility in East Wilton, Maine. During 1996, $3,080,000 (before the benefit of income taxes) of such costs were charged against this accrual. Operations at the East Wilton facility ceased in the fourth quarter of 1996. See Note 3 to Fuqua's Consolidated Financial Statements for a further description of the results of discontinued operations.

     Accounting Pronouncements: Recent Pronouncements: In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, Fuqua will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. Since Fuqua does not have a significant amount of common stock equivalents, the impact of Statement No. 128 on the calculation of earnings per share for the quarter and nine month period ended September 30, 1997 is not material.

     Effective January 1, 1996, Fuqua adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which required impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addressed the accounting for long-lived assets that are expected to be disposed of. The adoption of SFAS 121 had no effect on Fuqua's Consolidated Financial Statements.

     Effective January 1, 1996, Fuqua adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which encouraged companies to recognize

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

expense for stock-based awards based on their fair market values on the dates of grant. As an alternative provided for in SFAS 123, Fuqua has elected to account for its stock options in accordance with APB Opinion No. 25 and related Interpretations. The disclosures required by SFAS 123 are included in Note 9 to Fuqua's Consolidated Financial Statements.

     Effective January 1, 1994, Fuqua adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect on net income as of January 1, 1994 of adopting SFAS 115 for investments which previously were classified as held to maturity which were then classified as trading securities was immaterial. The balance of stockholders' equity as of January 1, 1994 was increased by $1,238,000, net of income taxes, to reflect the net unrealized gains on investments previously classified as held to maturity which are now classified as available for sale.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1997 and December 31, 1996, Fuqua had $2,072,000 and $4,616,000, respectively, in cash and cash equivalents, and at September 30, 1997 Fuqua had over $45,000,000 in unused borrowing capacity under Fuqua's Revolving Credit Facility. In the event circumstances warrant, such as a large acquisition, Fuqua may look to additional outside sources for funds. Cash flow from continuing operations for the year ended December 31, 1995 provided cash of $5,440,000 as compared to the year ended December 31, 1996 in which cash flow from operations used cash of $5,166,000. The principal reason for this change was due to the increases in receivables and inventories associated with the start-up in 1996 of the Leather Operations' tannery in the People's Republic of China and from higher raw material hide prices in 1996 as compared to 1995 at Fuqua's Leather Operations. Additionally, in 1996 Fuqua utilized the proceeds of $22,648,000 from the sale of its insurance subsidiary, together with the proceeds from liquidating short-term investments, in December 1995 to pay down in January 1996 outstanding debt on Fuqua's Revolving Credit Facility of approximately $35,000,000.

     Medical Products Operations: Inventories for the Medical Products Operations were $17,279,000 at December 31, 1996 and $5,267,000 at December 31, 1995. Accounts receivable were $16,870,000 at December 31, 1996 and were $5,740,000 at December 31, 1995. Lease receivables at December 31, 1996 were $4,650,000 and were $0 at December 31, 1995. These increases are due principally to the acquisition of the Lumex Division.

     Capital expenditures for the Medical Products Operations were $1,313,000 in 1996 and there were no capital expenditures incurred in 1995. Depreciation and amortization was $2,274,000 for 1996 and $87,000 for 1995. These increases are due to the acquisition of the companies included in Fuqua's Medical Products Operations and the timing thereof.

     Leather Operations: Accounts receivable increased 21.2% to $15,803,000 in 1996 and decreased 8.5% to $13,043,000 at December 31, 1995. Year-to-year increases in inventories were 50.8% in 1996, rising to $24,780,000 and .8% in 1995, rising to $16,428,000.

     Fuqua's Leather Operations began a plant modernization program in 1990 which was completed in 1994. This program required capital expenditures aggregating $13,850,000. Capital expenditures for 1996 were $1,594,000 and for 1995 were $1,508,000, and were less than the depreciation expense recorded in these respective years.

     Environmental Contingencies: In March 1994, the office of the District Attorney of Suffolk County, Long Island, New York, in conjunction with the Suffolk County Department of Health Services (collectively, the Suffolk County Authorities"), initiated an investigation to determine whether regulated substances had been discharged from one of the Lumex Division's Bay Shore facilities in excess of permitted levels. An environmental consulting firm was engaged by the Lumex Division to conduct a more comprehensive site investigation, develop a remediation work plan and provide a remediation cost estimate. These activities were

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

performed to determine the nature and extent of contaminants present on the site and to evaluate their potential off-site extent.

     In connection with Fuqua's April 1996 acquisition of the Lumex Division, Fuqua assumed the obligations associated with this environmental matter. In late 1996, Fuqua conducted surficial soil remediation at the Bay Shore facility and reported the results to the Suffolk County Authorities in March 1997. A ground water work plan was submitted concurrently with the soil remediation report and Fuqua is waiting for the necessary approvals from the Suffolk County Authorities before proceeding with execution of the ground water work plan. In May 1997, Suffolk County Authorities approved the soil remediation conducted by Fuqua and provided comments on the ground water work plan. Fuqua is not currently able to determine when any required remediation and monitoring efforts will be completed.

     At the request of the New York State Department of Environmental Conservation (the "Department"), the Lumex Division applied for acceptance into the Department's voluntary cleanup program (the "VCP") in July 1997 with respect to ground water related issues. To date, the Department has not assigned an attorney to the Bay Shore project and the Lumex Division's application is pending.

     At September 30, 1997, the Lumex Division had $1,833,000 in reserves for remediation costs and investigation costs which will be required. Reserves are established when it is probable that a liability has been incurred and such costs can be reasonably estimated. The Lumex Division's estimates of these costs were based upon currently enacted laws and regulations and the professional judgment of independent consultants and counsel. Where available information was sufficient to estimate the amount of liability, that estimate has been used. Where information was only sufficient to establish a range of probable liability and no point within the range is more likely than another, the lower end of the range has been used. The Lumex Division has not assumed that any such costs would be recoverable from third parties nor has the Lumex Division discounted any of its cost estimates although a portion of the remediation work plan will be performed over a period of years.

     The amounts of these environmental liabilities are difficult to estimate due to such factors as the extent to which remedial actions may be required, laws and regulations change or the actual costs of remediation differ when the final work plan is performed. On November 17, 1997, the results of the ground water tests were received which where more favorable than previously expected. The estimate of the costs which are not probable but for which there exists at least a reasonable possibility of occurrence, does not exceed reserves recorded by the Lumex Division at September 1997.

     In past years, certain of Fuqua's subsidiaries involved in the tanning of leather ceased operations and were required to conduct environmental clean up procedures under supervision of state environmental agencies. Additionally, certain of Fuqua's subsidiaries, which were in businesses no longer conducted by Fuqua, were named as Potentially Responsible Parties for sites where these subsidiaries allegedly delivered waste products. The costs attributable to these matters have not been material to Fuqua's results of operations or financial position and Fuqua's management does not expect that future amounts to be incurred will materially exceed amounts already accrued or paid.

     The tanning industry, like many others in the United States, faces ever-changing government standards and both state and Federal licensing procedures. The changing licensing requirements may necessitate updating equipment and processes that are technically complex, and meeting the changing requirements could be costly and time consuming. The Town of Hartland, Maine charges the Leather Operations for approximately 95% of the costs to operate the water treatment facility and landfill. These expenditures include amounts required to maintain state and Federal water quality and environmental standards, which historically have not been significant. There were no amounts accrued at December 31, 1996 and September 30, 1997 for environmental matters related to Fuqua's continuing Leather Operations and amounts expensed in the year ended December 31, 1996 were $1,053,000 and for the nine-month period ended September 30, 1997 were $781,000. Fuqua's management believes that its continuing Leather Operations are operating in substantial compliance with all relevant environmental regulations.

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

     Inflation, Trends And Risk Factors: Fuqua's consolidated financial statements are prepared on the basis of historical cost. While it is difficult to measure the impact of inflation, Fuqua's management believes that the effects of inflation on Fuqua have not been significant. However, the Leather Operations can be affected by the volatility of hide prices. Costs of hides can vary substantially from year to year and within a year due to supply and demand. In periods in which hide prices rise rapidly and are above the Leather Operations' average cost of hides in raw material stocks or work in process, the Leather Operations' gross profit margins benefit. Conversely, the opposite impact occurs, in periods in which hide prices fall quickly and are below the average cost of the hides in stock. Otherwise, to the extent that inflationary pressures have an adverse effect through higher raw material and asset replacement costs, Fuqua attempts to minimize these effects through cost reductions and productivity improvements as well as price increases.

                      CERTAIN INFORMATION CONCERNING FUQUA

OVERVIEW

     Fuqua, formerly Vista Resources, Inc., was founded in 1881 and was incorporated in 1900 under the laws of West Virginia. In 1965, it was reincorporated under Delaware law. Fuqua's principal executive offices are located at One Atlantic Center, Suite 5000, 1201 West Peachtree Street, N.W., Atlanta, Georgia 30309.

     Fuqua, through its subsidiaries, is a manufacturer of a variety of products, including beds, patient aids, specialty seating, bathroom safety, mobility products, vacuum systems, therapeutic support systems and heat and cold packs for the acute, long-term and home healthcare markets and also produces a broad line of leathers that are sold to manufacturers of shoes, handbags, personal leather goods and furniture in both the United States and foreign markets. For financial information regarding industry segments and foreign and domestic sales, see Note 5 to Fuqua's Audited Consolidated Financial Statements included elsewhere in this Proxy Statement/Consent Solicitation Statement/Prospectus.

     During 1995, Fuqua acquired Basic, and sold its insurance subsidiary, American Southern. In January 1996, Fuqua made the decision to discontinue the operations of Kroy, which had historically been unprofitable. In April 1996, Fuqua acquired the Lumex Division. The Lumex Division develops and markets a wide range of medical products including specialty seating, bathroom safety, mobility products, healthcare beds and therapeutic support systems. In February 1997, Fuqua acquired 100% of the common stock and warrants of Prism. Prism, whose 1996 net sales were approximately $12,000,000, is a manufacturer of therapeutic heat and cold packs for medical and consumer use and vacuum systems for obstetrical and other applications.

MEDICAL PRODUCTS OPERATIONS

     Fuqua acquired Basic in November 1995 and the Lumex Division in April 1996 which together represent Fuqua's Medical Products Operations through 1996. The Medical Products Operations' business description which follows does not include a description of the Prism business. Prism's business is described separately herein under "Business of Prism."

     The Medical Products Operations manufacture electric and manual acute and long-term care beds and patient-room furniture, equipment and furnishings at their facilities located in the United States and sell the majority of these products directly to owners of acute and long-term care facilities. Additionally, the Medical Products Operations manufacture home care beds at facilities located in the United States which are sold principally through independent dealers and distributors. The Medical Products Operations manufacture, as well as import and assemble, specialty seating products, wheelchairs, patient aids, bathroom safety and mobility products for the healthcare markets. The Medical Products Operations' sales are principally to customers within the United States.

     The Medical Products Operations encounter significant competition from a number of manufacturers in each of their product lines and they compete on the basis of product features and performance, on their ability to provide a full range of products and design services for owners of long-term care facilities, and their ability

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

to deliver products and services at competitive prices. The Medical Products Operations' business is not seasonal.

     The Medical Products Operations' manufacturing processes include fabrication, assembly and quality assurance. They purchase raw materials, principally aluminum, steel and wood from a number of different vendors. Additionally, they purchase electric motors and electronic controls from independent third parties. The Medical Products Operations are not dependent on any one vendor for their supply of raw materials. The impact of unfavorable raw material price fluctuations on the Medical Products Operations is reduced by their ability to pass along increases to their customers and the relatively short time required to design, produce and deliver the order to a long-term care facility, or to manufacture and deliver to independent dealers and home healthcare providers.

     The Medical Products Operations conduct product research and development at their manufacturing facilities. Amounts expended were $555,000 during the nine month period ended September 30, 1997, $379,000 during the nine month period ended September 30, 1996, $592,000 in the annual period of 1996 and $0 in the annual period of 1995 (during the two month period included in Fuqua's consolidated results of operations). Patents and trademarks are important to the business of the Medical Products Operations including the trademarks of Simmons(R), Lumex(R), Akros(R), Easy Living(R), Orthobiotic(R) and Posture Glide(R) which have been, and will continue to be, aggressively defended by the Medical Products Operations.

     Government regulations which affect the healthcare industry affect Fuqua's Medical Products Operations. Medicare and Medicaid provide reimbursement for the cost of medical equipment, beds and furnishings acquired by owner/operators of acute care and long-term care facilities and by home healthcare providers. Accordingly, changes to or delays in Medicare and Medicaid reimbursement can affect the timing of payment received by the Medical Products Operations from their customers and can exert downward pressure on prices which the Medical Products Operations charge their customers for their products. Fuqua's management believes that recent changes and improvements in healthcare cost containment and the current growth in managed care favor the Medical Products Operations as a provider to the growing long-term care and home healthcare markets.

     The FDA regulates the manufacture and sale of medical devices. The Medical Products Operations' products are classified as Class I and Class II devices. In general Class I devices must comply with certain general controls and with certain labeling and record keeping requirements. Class II devices must comply with general controls and certain performance standards and must receive pre-market approval from the FDA. Fuqua's management believes that the Medical Products Operations are presently in material compliance with all applicable regulations promulgated by the FDA and relevant state agencies.

     The Medical Products Operations funded their working capital needs in 1996 and during the first nine months of 1997 through cash flow from operations and through borrowings under Fuqua's Revolving Credit Facility, which Fuqua's management believes will continue to be adequate to cover working capital needs.

     Business of Prism: In February 1997, Fuqua acquired 100% of the common stock and warrants of Prism. Prism manufactures therapeutic heat and cold packs at its facility located in San Antonio, Texas and sells these products through independent representatives to acute and long-term care markets. Prism also manufactures vacuum systems for obstetrical use which are sold through third-party distributors to acute care markets and manufactures vacuum systems for consumer use at its facility located in Rancho Cucamonga, California (and after moving the operations in the fourth quarter of 1997, will be manufactured at its new facility in San Antonio, Texas), which are sold through manufacturer representatives to automotive warehouse distributors and international and independent retail customers. Prism is the leading supplier of obstetrical vacuum systems and has a significant market share of the heat and cold packs for acute and long-term care markets.

     Prism encounters competition from a number of manufacturers in each of its product lines and competes principally on the basis of product features and performance at competitive prices. Sales of Prism's medical products are not seasonal; however, sales of their consumer products, such as hand warmers and cold packs and vacuum systems for non-medical use, are seasonal.

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

     Prism's manufacturing processes include fabrication, assembly and quality assurance. Prism purchases raw materials, principally sodium acetate and nylon and vinyl bags, for heat and cold packs and purchases gauges and plastic resin for the vacuum systems from a few large suppliers. Fuqua's management believes that there are alternative suppliers of all of its raw materials at competitive prices.

     Prism hires third-party contractors to perform its product research and development, however, amounts incurred have not historically been significant.

     Patent and trademarks are important to Prism's business, including Mityvac(R), ZapPac(R), EZ Heat(R) and Aqua Cool(R). Fuqua's management has in the past, and will continue to aggressively defend its rights to these and other of its patents and trademarks.

     Prism's heat and cold packs are Class I devices and its vacuum systems for obstetrical use are Class II devices regulated by the FDA. Fuqua's management believes that Prism is presently in material compliance with all applicable regulations promulgated by the FDA and relevant state agencies.

     Since the acquisition of Prism by Fuqua, Fuqua has financed and intends to continue to finance Prism's working capital needs through Fuqua's Revolving Credit Facility.

LEATHER OPERATIONS

     Fuqua's Leather Operations are conducted through Irving and its subsidiaries. In March 1996, Fuqua entered into an agreement to acquire a 70% interest in a joint venture which acquired a 50% interest in a tannery in the People's Republic of China. In November 1996, Fuqua's interest in the joint venture was reduced to approximately 60% as a result of admitting a new venture partner. At December 31, 1996, Fuqua's cumulative cash investments related to the joint venture were approximately $1,217,000 and advances were approximately $5,853,000, and at September 30, 1997, such cash investments were $1,523,000 and advances were $10,944,000. The advances represent transfers of raw material hides for further processing and finishing before sale to outside customers. Through its joint venture, Irving produces leathers in China and markets the products throughout China and Southeast Asia.

     Tanned leathers are manufactured in a wide variety of textures, colors and styles. Products are manufactured to customers' orders which avoids the necessity of maintaining a large inventory of finished goods. The Leather Operations sell directly to manufacturers, using independent agents and their own sales force.

     Until 1990, cowhides were purchased in the raw condition, and all tanning and other processes necessary to produce the finished leather were performed by the Leather Operations. In 1990, the Leather Operations began buying hides that had already undergone the initial chrome tanning process from one principal supplier, although alternate sources at competitive prices are available. Costs of hides can vary substantially from year to year and within a year due to supply and demand.

     The Leather Operations implemented a modernization and expansion program, expending over $13,850,000 during the five years from 1990 through 1994 for new buildings, new equipment and improvement of the production facilities. This program has produced greater efficiencies, better yields, higher and more consistent quality, reduced manufacturing cycle times and lower inventories than would otherwise have been achieved. Capital expenditures incurred during the first nine months of 1997 were $1,295,000, during the first nine months of 1996 were $1,296,000, during all of 1996 were $1,594,000 and during all of 1995 were $1,508,000, all amounts of which were at levels consistent with the requirements of normal operations and were less than the depreciation expense recorded in these respective years.

     Patents, trademarks, licenses and franchises are not considered important to the Leather Operations' business. Additionally the business is not regarded as highly seasonal, although sales are generally lower in the first and fourth quarters.

     Research and development expenditures amounted to approximately $680,000 in the first nine months of 1997, $620,000 in the first nine months of 1996, $830,000 in the annual period for 1996, $802,000 in the annual period for 1995 and $800,000 in the annual period for 1994.

     The tanning industry, like many others in the United States, faces ever-changing government standards and both state and Federal licensing procedures. The changing licensing requirements necessitate updating that is technically complex, and meeting the changing requirements could be costly and time-consuming. The Town of Hartland, Maine charges the Leather Operations for approximately 95% of the costs to operate the Town's water treatment facility and landfill. These expenditures include amounts required to maintain state and Federal water quality and environmental standards, which historically have not been significant. Expenditures for environmental control purposes with respect to Fuqua's continuing Leather Operations were not material in the first nine months of 1997 and are not expected to be material in the remainder of 1997. Fuqua's management believes that its continuing Leather Operations are operating in substantial compliance with all relevant environmental regulations.

     In the first nine months of 1997, sales and percentage of such sales to total net sales were $12,395,000 and 6.9% to Dexter Shoe Company and were $10,226,000 and 5.7% to Coach Leatherware Co. In the first nine months of 1996, sales and percentage of such sales to total net sales were $16,429,000 and 12.9% to Coach Leatherware Co. and were $10,752,000 and 8.5% to Dexter Shoe Company. In the annual period of 1996, sales and percentage of such sales to total net sales were $15,722,000 and 8.7% to Coach Leatherware Co. and $15,506,000 and 8.5% to Dexter Shoe Company. In the annual period of 1995, sales and percentage of such sales to total net sales were $23,662,000 and 20.2% to Dexter Shoe Company and $15,938,000 and 13.6% to Coach Leatherware Co. The Leather Operations' business is not dependent upon a single customer or a few customers; however, loss of one or both of the Leather Operations' largest customers could have a material adverse affect on future earnings. Foreign operations were not significant in the year to date period and in all of 1996, but sales to customers in foreign countries were 45.5% of the Leather Operations' sales in the first nine months of 1997 compared to 29.1% in the first nine months of 1996, and were about 35% of the Leather Operations' 1996 annual sales, compared to 27% in 1995 and 29% in 1994.

     The backlog of the Leather Operations' unshipped orders has historically increased each year, however, the backlog has not proven to be an accurate predictor of subsequent sales due to the negative impact of competitive pricing pressures and the rapid changes in retail demand which affect the Leather Operations' customers.

     Fuqua's Leather Operations compete on the basis of quality, price, service and product performance with many domestic and international producers of natural leather and, to a lesser extent, synthetic materials used instead of leather. Foreign competition is intense for the Leather Operations as well as for other domestic tanneries, in part because foreign tanneries are allowed to buy United States raw hides, but foreign countries normally do not permit their raw hides to be exported. Lower labor costs and less stringent environmental regulations overseas are factors in heightened competition. The Leather Operations benefit from a dependable water supply and a loyal and stable labor force.

     The Leather Operations fund their working capital needs through cash flow from operations and through borrowings under Fuqua's Revolving Credit Facility which Fuqua's management believes is adequate to cover the working capital needs of the Leather Operations.

DISCONTINUED OPERATIONS

     Fuqua sold its insurance subsidiary, American Southern, in December 1995 and, as a result, Fuqua no longer has any continuing insurance operations. American Southern was a multi-line property and casualty company primarily engaged in the sale of automobile insurance. Additionally, in January 1996, Fuqua made the decision to discontinue the operations of Kroy, its tanning operation located in East Wilton, Maine. Separate and distinct from Fuqua's continuing leather business, Kroy produced sheep skin and deer skin leathers which were sold principally to garment manufacturers. The results of operations and the estimated loss on disposal of Kroy and American Southern have been reflected in the 1995 financial statements as discontinued operations.

     In connection with Fuqua's decision to discontinue the operations of Kroy, $4,800,000, before the benefit of income taxes, was accrued in 1995 to write down assets to their net estimated realizable values and to pay for obligations, including environmental costs, which may arise in connection with the wind down of operations and the closing of Kroy's facility in East Wilton, Maine. At September 30, 1997, $1,900,000 of such reserve remains to cover expenditures and write downs expected to occur in the future. See Notes to Fuqua's Consolidated Financial Statements included elsewhere in this Proxy Statement/Consent Solicitation Statement/Prospectus for a further description of discontinued operations.

EMPLOYEES

     As of November 30, 1997, Fuqua and its subsidiaries employed 1,328 people.

PROPERTIES

     The principal manufacturing and distribution facilities of the Leather Operations, Medical Products Operations (including Prism) and Fuqua's corporate office, substantially all of which are fully utilized (except as otherwise indicated) and suitable for the purpose intended, are as follows:

                               SQUARE       LEASE
          LOCATION              FEET      EXPIRATION              CHARACTER OF USE
----------------------------  --------  --------------   ----------------------------------
Atlanta, GA.................    11,783    4-30-2000      Corporate Office
Atlanta, GA.................    50,000      Owned        Medical Products
                                                         Operations -- Office, Showroom and
                                                           Warehouse
Bay Shore, NY...............   130,000      Owned        Medical Products
                                                         Operations -- Office and
                                                           Manufacturing
Bay Shore, NY...............   170,000      Owned        Medical Products Operations --
                                                           Warehouse
Downey, CA..................    23,000    1-31-2000      Medical Products Operations --
                                                           Warehouse and Distribution
Ellsworth, ME(1)............    76,000      Owned        Idle -- For Sale

East Wilton, ME(2)..........    54,100      Owned        Idle -- For Sale

Fond du Lac, WI.............   133,000      Owned        Medical Products Operations --
                                                           Manufacturing
Hartland, ME................   444,000      Owned        Leather Operations -- Office
                                                         Tannery and Fabrication
Johnstown, NY...............    42,000    12-1-2010      Medical Products Operations --
                                                           Manufacturing
Lancaster, PA(3)............   191,000    5-31-2000      Subleased
Lawrenceville, GA...........    50,000      Owned        Medical Products Operations --
                                                           Manufacturing
Memphis, TN.................    21,000      3-1-99       Medical Products Operations --
                                                           Warehouse and Distribution
Palm Springs, CA............       180     6-15-98       Medical Products
                                                         Operations -- Office
Rancho Cucamonga, CA........    28,320     12-31-97      Idle
San Antonio, TX.............    57,788     5-31-02       Medical Products
                                                         Operations -- Office and
                                                           Manufacturing
San Antonio, TX.............    21,528     2-28-98       Subleased

Toccoa, GA(2)...............    35,000      Owned        Idle -- For Sale
Tupelo, MS..................    50,000  Month-to-Month   Medical Products Operations --
                                                           Manufacturing

---------------
(1) Operations at this plant have been suspended for a number of years.

(2) The decision was made to discontinue operations at this facility in 1996.

(3) The decision was made to exit activity at this facility in connection with Fuqua's acquisition of the Lumex Division.

LEGAL PROCEEDINGS

     Environmental Contingency: In March 1994, the Suffolk County Authorities initiated an investigation to determine whether regulated substances had been discharged from one of the Lumex Division's Bay Shore facilities in excess of permitted levels. An environmental consulting firm was engaged by the Lumex Division to conduct a more comprehensive site investigation, develop a remediation work plan and provide a remediation cost estimate. These activities were performed to determine the nature and extent of contaminants present on the site and to evaluate their potential off-site extent.

     In connection with Fuqua's April 1996 acquisition of the Lumex Division, Fuqua assumed the obligations associated with this environmental matter. In late 1996, Fuqua conducted surficial soil remediation at the Bay Shore facilities and reported the results to the Suffolk County Authorities in March 1997. A ground water work plan was submitted concurrently with the soil remediation report and Fuqua is waiting for the necessary approvals from the Suffolk County Authorities before proceeding with execution of the ground water work plan. Fuqua is not currently able to determine when any required remediation and monitoring efforts with respect to the ground water contamination will be completed. In May 1997, the Suffolk County Authorities approved the soil remediation conducted by Fuqua and provided comments on the ground water work plan.

     At the request of the Department, the Lumex Division applied for acceptance into the Department's VCP in July 1997 with respect to ground water related issues. To date, the Department has not assigned an attorney to the Bay Shore project and the Lumex Division's application is pending. Additional site investigations have been conducted by the Lumex Division on a voluntary basis since its application to the VCP. The results reveal significantly lower concentrations of contaminants than were known at the time the "Ground Water Work Plan" was prepared in March 1997. Fuqua is not currently able to determine when any required remediation and monitoring efforts will be completed.

     At September 30, 1997, the Lumex Division had $1,833,000 in reserves for remediation costs and additional investigation costs which will be required. Reserves are established when it is probable that a liability has been incurred and such costs can be reasonably estimated. The Lumex Division's estimates of these costs were based upon currently enacted laws and regulations and the professional judgment of independent consultants and counsel. Where available information was sufficient to estimate the amount of liability, that estimate has been used. Where information was only sufficient to establish a range of probable liability and no point within the range is more likely than another, the lower end of the range has been used. The Lumex Division has not assumed that any such costs would be recoverable from third parties nor has the Lumex Division discounted any of its cost estimates, although a portion of the remediation work plan will be performed over a period of years.

     The amounts of environmental liabilities are difficult to estimate due to such factors as the extent to which remedial actions may be required, laws and regulations change or the actual costs of remediation differ when the final work plan is performed. On November 17, 1997, the results of the ground water tests were received which were more favorable than previously expected. The estimate of the costs, which are not probable but for which there exists at least a reasonable possibility of occurrence, does not exceed the reserves recorded by the Lumex Division at September 1997.

     Arbitration of Purchase Price: On April 3, 1996, Fuqua acquired the Lumex Division from Cybex International, Inc. (formerly Lumex, Inc., the "Seller"). The purchase price for the Lumex Division was $40.7 million, subject to a final purchase price adjustment as provided in the asset sale agreement. The final purchase price adjustment is in dispute and is being resolved through arbitration. Fuqua submitted its initial position statement to the arbitrator in March 1997, which claimed that net assets at the closing date were overstated by $9.3 million. The Seller's calculation of the preliminary purchase price adjustment claims that Fuqua owes an additional $1,146,000. In March 1997, Fuqua gave notice to the Seller to preserve Fuqua's indemnification rights provided in the asset sale agreement. On April 18, 1997, the Seller obtained an interim stay of the arbitration proceedings pending a hearing on May 9, 1997. On May 9, 1997, the New York County Supreme Court vacated its stay of the arbitration proceedings and directed Fuqua and the Seller to proceed to arbitration forthwith. On June 10, 1997, the Seller filed a motion for a stay of arbitration pending the hearing and determination of the Seller's appeal with the Appellate Division of the New York County Supreme Court.

On June 24, 1997, the Appellate Division denied the Seller's motion to stay the arbitration proceedings pending appeal. Accordingly, Fuqua and the Seller continued the arbitration proceedings. A final decision by the arbitrator is expected in January 1998. At that time, the parties will have various rights to request confirmation, vacation or amendment of the arbitrator's award. On August 4, 1997, the Seller filed its brief with the Appellate Division in connection with the Seller's appeal of the May 9, 1997 order of the New York County Supreme Court. The appeal is scheduled to be considered by the Appellate Division in the December 1997 term of court. See Notes to Fuqua's Consolidated Financial Statements.

     OSHA Matter: By a Settlement Agreement dated September 5, 1996, the Lumex Division agreed to accept two serious and one other than serious citations alleging violations of regulations promulgated under the Occupational Safety and Health Act relating to machine guarding at its Bay Shore, New York facility, along with the total penalty of $1,013. As part of that Settlement Agreement, the Lumex Division agreed to an abatement schedule to install guarding on other machines at the Bay Shore, New York facility. On August 8, 1997, the Occupational Safety and Health Administration ("OSHA") issued a Notification of Failure to Abate Alleged Violations against the Lumex Division regarding the Bay Shore facility, proposing a penalty of $178,500. Also on August 8, 1997, OSHA issued one serious and one willful citation against the Lumex Division regarding the Bayshore facility, proposing a penalty of $115,000. By letter dated August 28, 1997, the Lumex Division contested the August 8, 1997 Notification of Failure to Abate Alleged Violations and citations (including the assessed penalties).

     Other: The nature of Fuqua's business results in claims or litigation which Fuqua's management believes to be routine and incidental to Fuqua's business. Fuqua maintains insurance in such amounts and with such coverages and deductibles as Fuqua's management believes are reasonable and prudent, although in certain actions, plaintiffs request damages that may not be covered by insurance. Fuqua's management does not believe that the outcome of any such pending claims and litigation will have a material adverse effect upon Fuqua's results of operations or financial condition, although no assurance can be given as to the ultimate outcome of any such claim or litigation.

MANAGEMENT

     The executive officers and directors of Fuqua and their ages are as follows:

                     NAME                    AGE               POSITION WITH FUQUA
    ---------------------------------------  ---   -------------------------------------------
    J. Rex Fuqua...........................  48    Chairman of the Board
    J. B. Fuqua............................  79    Vice Chairman of the Board
    Lawrence P. Klamon.....................  60    Director, President and Chief Executive
                                                   Officer
    John J. Huntz, Jr......................  47    Executive Vice President and Chief
                                                   Operating Officer
    Brady W. Mullinax, Jr..................  44    Vice President-Finance, Treasurer and Chief
                                                   Financial Officer
    W. Clay Hamner.........................  52    Director
    Frank W. Hulse IV......................  50    Director
    Gene J. Minotto........................  64    Director
    Clark L. Reed, Jr......................  56    Director
    D. Raymond Riddle......................  64    Director

     J. Rex Fuqua, has been Chairman of the Board of Fuqua since September 5, 1997. From August 1995 to September 1997, Mr. Fuqua served as Vice Chairman of the Board of Fuqua. He has served as a director of Fuqua since April 1989 and is a member of the Executive and Compensation Committees. Since 1985, he has been President and Chief Executive Officer of Realan Capital Corporation, a privately-held investment corporation headquartered in Atlanta, Georgia. He also serves as President of Capital, a privately-held investment management corporation owned by J. Rex Fuqua and J. B. Fuqua. He is the son of J. B. Fuqua, Vice Chairman of the Board of Fuqua. He also is a director of Aaron Rents, Inc., a leading furniture rental company located in Atlanta, Georgia.

     J. B. Fuqua, has been Vice Chairman of the Board of Fuqua since September 5, 1997 and is a member of the Executive Committee. From April 1989 to September 1997 Mr. Fuqua served as Chairman of the Board of Fuqua. From July 1989 to March 1991, he served as Senior Chairman of Fuqua Industries, Inc., a diversified holding company; prior to that he was the Chairman of the Board and Chief Executive Officer of Fuqua Industries, Inc. from September 1965 to July 1989.

     Lawrence P. Klamon, has been President and Chief Executive Officer of Fuqua since August 1, 1995, and a director of Fuqua since July 1995. He is also a member of the Executive Committee. From 1991 to July 1995, he was Senior Counsel of Alston & Bird LLP, a prominent Atlanta law firm. From 1967 to 1991, he was associated with Fuqua Industries, Inc., a diversified holding company, rising from General Counsel to President and Chief Executive Officer. He also served as a director of Fuqua Industries, Inc. from 1979 to 1991.

     John J. Huntz, Jr. has been Executive Vice President and Chief Operating Officer of Fuqua since August 1995. From February 1994 to July 1995, Mr. Huntz served as Senior Vice President of Fuqua. From September 1989 to January 1994, Mr. Huntz served as the Managing Partner of Noble Ventures International, Inc., a venture investment and advisory firm, located in Atlanta, Georgia. From October 1984 to September 1989, he served as Director of Capital Resources of Arthur Young & Company, an accounting firm.

     Brady W. Mullinax, Jr. has been Vice President-Finance, Treasurer and Chief Financial Officer since March 1994. From January 1994 to March 1994, Mr. Mullinax served as a financial consultant to Fuqua. From July 1987 to June 1993, he was a partner with Price Waterhouse, an accounting firm.

     W. Clay Hamner, has been a director of Fuqua since April 1989 and is a member of the Audit and Stock Option Committees. Since 1986, he has been President and Chief Executive Officer of Montrose Capital Corporation, a privately-held investment corporation headquartered in Durham, North Carolina. Montrose Capital Corporation and its affiliates invest in special equity situations, venture capital and real estate. He is also a director of Wendy's International, Inc., a fast food chain.

     Frank W. Hulse IV, has been a director of Fuqua since April 1994 and is a member of the Audit, Stock Option and Compensation Committees. Since February 1983, he has been a principal in River Capital, Inc., a privately-held investment corporation located in Atlanta, Georgia, which acquires operating companies throughout the South.

     Gene J. Minotto, has been a director of Fuqua since November 1995, when Fuqua acquired Basic. Since 1976, he has been President and Chief Executive Officer of Basic, a subsidiary of Fuqua. Basic is a manufacturer and distributor of furniture, equipment and patient aids for the long-term care, home care and acute care markets.

     Clark L. Reed, Jr., has been a director of Fuqua since October 1990 and is a member of the Stock Option Committee. He has been a private investor since August 1996. From July 1994 to August 1996, he served as Vice Chairman of the Board of United American Bank, Memphis, Tennessee. From November 1993 to July 1994, he was a private investor. From July 1982 to November 1993, he served as President and Chief Executive Officer of Synovus Securities, Inc. ("Synovus"), a full service brokerage firm located in Columbus, Georgia and an affiliate of Synovus Financial Corp., a regional investment banker. See "-- Other Matters" regarding Mr. Reed's involvement in certain legal matters.

     D. Raymond Riddle, has been a director of Fuqua since May 1993 and is a member of the Audit and Compensation Committees. On January 31, 1996, he retired as Chairman of the Board from National Service Industries, Inc. ("National"), a diversified holding company located in Atlanta, Georgia. From September 1994 to January 1996, he served as Chairman of the Board of National and prior to that, from January 1993 to September 1994, he served as President and Chief Executive Officer and a member of the Board of Directors of National. From 1987 to January 1993 he served as President and Chief Executive Officer and a director of Wachovia Corporation of Georgia and its lead bank, Wachovia Bank of Georgia, N.A., subsidiaries of Wachovia Corp., a regional bank holding company. He is also a director of Atlanta Gas Light Company, a gas utility distributor, Atlantic American, an insurance holding company, and Equifax, Inc., an information service company. All three companies are located in Atlanta, Georgia.

INFORMATION CONCERNING THE FUQUA BOARD AND ITS COMMITTEES

     The Fuqua Board has an Audit Committee, Compensation Committee, Executive Committee and a Stock Option Committee. The Fuqua Board does not have a Nominating Committee.

     The Audit Committee (a) recommends independent public accountants to act as auditors, (b) considers the scope and preparation of the audit and (c) considers other matters relating to the audit and financial statements. The Audit Committee is composed of Messrs. W. Clay Hamner, Frank W. Hulse IV and D. Raymond Riddle. The Audit Committee held two meetings during 1996.

     The Compensation Committee, which is composed of Messrs. J. Rex Fuqua, Frank W. Hulse IV and D. Raymond Riddle, considers the recommendations of the Executive Committee with respect to salaries, incentive compensation and employee agreements of the executive officers. The Compensation Committee is also charged with developing and implementing compensation policies and programs which seek to align the executive officers' interests with those of the stockholders and with developing and implementing compensation policies and programs to maintain and evaluate key employees.

     The Executive Committee, which is composed of Messrs. J.B. Fuqua, J. Rex Fuqua and Lawrence P. Klamon, may exercise all of the powers of the Fuqua Board in the management of the business and affairs of Fuqua. All actions taken by the Executive Committee are reported to the Fuqua Board at its next meeting for their consideration, ratification and approval. During 1996, the Executive Committee did not hold any meetings, but took 24 actions by unanimous written consent, all of which were subsequently ratified by the Fuqua Board.

     The Stock Option Committee administers the Vista Resources, Inc. 1989 Stock Option Plan, the Vista Resources, Inc. 1992 Stock Option Plan and the Fuqua 1995 Long-Term Incentive Plan, and is authorized, on behalf of Fuqua, to grant stock options under such plans. The Stock Option Committee is composed of Messrs. W. Clay Hamner, Frank W. Hulse IV and Clark L. Reed, Jr. The Stock Option Committee did not hold any meetings in 1996, but took five actions by unanimous written consent, all of which were subsequently ratified by the Fuqua Board.

FEES FOR FUQUA DIRECTORS

     Directors of Fuqua, who are not executive officers of Fuqua, receive an annual director's fee of $12,000. Directors who are members of the Audit, Compensation or Stock Option Committees receive an additional fee of $3,000 per annum for each committee on which they serve. Additionally, each of Fuqua's outside directors receives, on an annual basis, an option to purchase 1,000 shares of Fuqua Common Stock under the Fuqua 1995 Stock Option Plan for Outside Directors.

OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information with respect to the beneficial ownership of Fuqua Common Stock as of December 9, 1997, by (i) each person who is known by Fuqua to beneficially own more than 5% of the outstanding shares of Fuqua Common Stock, (ii) each of Fuqua's directors and "named executive officers" within the meaning of Item 402(a)(3) of Regulation S-K promulgated by the SEC and (iii) all of Fuqua's executive officers and directors as a group, and the beneficial ownership of Graham-Field Common Stock by each such person after consummation of the Merger (based upon an Exchange Ratio of 2.1). See "THE MERGER -- Conversion of Fuqua Shares in Merger."

                                                                                              PERCENT OF
                                                                                           VOTING POWER OF
                                                                            NUMBER OF        OUTSTANDING
                                        NUMBER OF                           SHARES OF         SHARES OF
                                        SHARES OF         PERCENT OF       GRAHAM-FIELD      GRAHAM-FIELD
                                      FUQUA COMMON        OUTSTANDING      COMMON STOCK     CAPITAL STOCK
                                          STOCK            SHARES OF       BENEFICIALLY      BENEFICIALLY
                                      BENEFICIALLY       FUQUA COMMON      OWNED AFTER       OWNED AFTER
      NAME AND ADDRESS(1)(8)              OWNED              STOCK          THE MERGER      THE MERGER(7)
-----------------------------------  ---------------    ---------------    ------------    ----------------
DIRECTORS AND NAMED EXECUTIVE
  OFFICERS:
J. B. Fuqua(2).....................     1,129,615            25.20%          2,372,192            6.80%
J. Rex Fuqua(3)....................       745,840            16.64%          1,566,264            4.49%
W. Clay Hamner(5)..................         3,272                *               6,871               *
Frank W. Hulse IV(5)...............         7,000                *              14,700               *
John J. Huntz, Jr.(4)(8)...........        14,350                *              30,135               *
Lawrence P. Klamon(4)..............       126,000             2.67%            264,600               *
Gene J. Minotto(4)(8)(9)...........       666,666            14.16%          1,399,997            4.00%
Brady W. Mullinax, Jr.(4)(8).......        11,250                *              23,625               *
Clark L. Reed, Jr.(5)..............         4,000                *               8,400               *
D. Raymond Riddle(5)...............         5,000                *              10,500               *
PRINCIPAL STOCKHOLDERS:
Fuqua Holdings -- I, L.P.(6).......       366,000             8.16%            768,600            2.20%
  One Atlantic Center, Suite 5000
  1201 West Peachtree Street, NW
  Atlanta, GA 30309
Minotto Partners, L.P. ............       300,000             6.92%            630,000            1.81%
  115 Wilderbluff Court
  Atlanta, Georgia 30328
All present Directors and Named
  Executive Officers as a Group,
  including those named above (10
  persons).........................     2,277,295            48.37%          4,782,320           13.53%

---------------
 *  Less than 1% of class.

(1) Each person listed has an address in care of Fuqua, One Atlantic Center, Suite 5000, 1201 West Peachtree Street, N.W., Atlanta, Georgia 30309.

(2) Of the shares shown for J. B. Fuqua, 321,685 shares are held by two trusts for the benefit of grandchildren of Mr. Fuqua (who are children of J. Rex Fuqua) of which J. B. Fuqua is the trustee; and 69,698 shares are held by The J. B. Fuqua Foundation, Inc., a charitable corporation of which J. B. Fuqua is a director and officer. J. B. Fuqua has shared voting and investment power with respect to the shares held by such foundation. J. B. Fuqua also shares voting and investment power with J. Rex Fuqua for 366,000 shares held by Fuqua Holdings I, L.P., (the "Partnership") as a result of his status as an officer and director of Fuqua Holdings, Inc. ("Holdings"), the general partner of the Partnership. The shares are not duplicated in the percentage calculations for all named officers and directors as a group.

(3) Of the shares shown for J. Rex Fuqua, he shares voting and investment power with J. B. Fuqua for 366,000 shares held by the Partnership as a result of his status as an officer and director of Holdings, the general partner of the Partnership. Also, 69,698 shares are held by The J. B. Fuqua Foundation, Inc. of which he is a director and officer. He has shared voting and investment power with respect to the shares owned by such foundation. The shares are not duplicated in the percentage calculations for all named officers and directors as a group.

(4) The number of shares shown for Messrs. Huntz, Klamon, Minotto and Mullinax includes 13,250 shares, 125,000 shares, 66,666 shares and 11,250 shares, respectively, which are issuable upon exercise of presently exercisable stock options, and the number of shares shown for named executive officers and directors as a group includes an aggregate of 224,366 shares which are issuable upon exercise of options which are presently exercisable or which become exercisable within the next 60 days.

(5) The number of shares shown for Messrs. Hamner, Hulse, Reed and Riddle includes 2,000 shares each which are issuable upon exercise of presently exercisable stock options granted pursuant to the 1995 Stock Option Plan for Outside Directors.

(6) Holdings, the general partner of the Partnership, may also be deemed to own beneficially (through the power of its sole directors, officers and shareholders, J. B. Fuqua and J. Rex Fuqua, to direct the voting and disposition thereof) the 366,000 shares of Common Stock shown as beneficially owned by the Partnership. See Notes (2) and (3) above for information regarding the beneficial ownership of such shares of Fuqua Common Stock by J. B. Fuqua and J. Rex Fuqua.

(7) For purposes of this table, Graham-Field capital stock includes the Graham-Field Common Stock, the Graham-Field Series B Preferred Stock and the Graham-Field Series C Preferred Stock. See Notes (5) and (6) to the table under "CERTAIN INFORMATION CONCERNING GRAHAM-FIELD -- Security Ownership of Certain Beneficial Owners and Management -- Principal Stockholders" for information concerning the voting rights of the Graham-Field Series B Preferred Stock and Series C Preferred Stock.

(8) The amounts shown for Messrs. Huntz, Minotto and Mullinax do not include 16,750, 33,334 and 13,750 shares, respectively, issuable upon exercise of options that are expected to be vested at the Effective Time. See
    "-- Executive Compensation and Other Information -- Actions Taken With Respect to Fuqua Stock Option Plans."

(9) Of the shares shown for Mr. Minotto, 300,000 shares are held by Minotto Partners, L.P. Mr. Minotto has shared voting and shared investment power with respect to the shares held by such partnership.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following table sets forth all cash compensation paid or accrued by Fuqua to the Chairman of the Board, the Vice Chairman, the Chief Executive Officer and two other executive officers of Fuqua as well as the total compensation paid to each individual in the last three fiscal years. See also "THE MERGER -- Interests of Certain Persons in the Merger -- Fuqua Severance Arrangements and Stock Option Arrangements."

                           SUMMARY COMPENSATION TABLE

            (a)              (b)      (c)       (d)         (e)          (f)        (g)       (h)         (i)
---------------------------  ----   -------   -------   ------------   --------   -------   -------   ------------
                                                                          LONG-TERM COMPENSATION
                                                                       ----------------------------
                                          ANNUAL COMPENSATION                AWARDS
                                    --------------------------------   ------------------   PAYOUTS
                                                           OTHER       RESTRICTED           -------       ALL
                                                           ANNUAL       STOCK     OPTIONS/   LTIP        OTHER
                                    SALARY     BONUS    COMPENSATION   AWARD(S)    SARS     PAYOUTS   COMPENSATION
 NAME & PRINCIPAL POSITION   YEAR     ($)       ($)         ($)          ($)        (#)       ($)         ($)
---------------------------  ----   -------   -------   ------------   --------   -------   -------   ------------
J. Rex Fuqua(4)............  1996   160,000                12,000(2)                                        185(1)
  Chairman of the Board      1995    66,667                12,000(2)                                      7,600(5)
                             1994                                                                        12,000(5)

J. B. Fuqua................  1996    50,000                72,000(2)                                      2,602(1)
  Vice Chairman of the
    Board                    1995   108,333                72,000(2)                                      8,135(3)
                             1994   150,000

Lawrence P. Klamon(6)......  1996   280,000   100,000                                                    19,158(7)
  Director, President and    1995   116,667    30,000                             125,000                 4,008(7)
  Chief Executive Officer    1994

John J. Huntz, Jr.(8)......  1996   190,000    95,000                               5,000                16,009(7)
  Executive Vice President   1995   171,500    57,000                              15,000                 1,262(7)
  and Chief Operating
    Officer                  1994   137,500    10,000                              10,000                 1,308(7)

Brady W. Mullinax,
  Jr.(8)...................  1996   175,000    87,500                               5,000                15,789(7)
  Vice President-Finance,
  Treasurer and              1995   166,250    32,500                              10,000                 1,118(7)
  Chief Financial Officer    1994   154,500    10,000                              10,000                 1,874(7)

---------------
(1) Consists of amounts reimbursed for spouse travel and amounts contributed by Fuqua to Fuqua's Savings and Retirement Plan.

(2) J. Rex Fuqua was a director of American Southern and received $12,000 for serving on its Board of Directors. In addition, J. B. Fuqua, also a director of American Southern, did not receive a director's fee but received $72,000 for services as a management and investment consultant.

(3) Includes use of automobile provided by American Southern and amounts reimbursed for spouse travel.

(4) J. Rex Fuqua's employment began August 1, 1995 at an annual salary of $160,000.

(5) Consists of director's fee and amounts reimbursed for spouse travel.

(6) Mr. Klamon's employment began August 1, 1995 at an annual salary of $280,000.

(7) Consists of life insurance premiums, automobile allowances paid by Fuqua, amounts reimbursed for spouse travel and amounts contributed by Fuqua to Fuqua's Savings and Retirement Plan.

(8) Mr. Huntz's and Mr. Mullinax's employment began February 1, 1994 and March 30, 1994, respectively, at an annual salary rate of $150,000. For the three month period prior to March 30, 1994, Mr. Mullinax received $42,000 for his services as a consultant to Fuqua.

OPTION GRANTS IN LAST FISCAL YEAR

     In 1996, the Stock Option Committee granted options totaling 146,400 shares of Fuqua Common Stock under Fuqua's 1995 Long-Term Incentive Plan, of which 10,000 shares were granted to executive officers. The following table contains information concerning the grant of stock options in 1996 to the executive officers named in the Summary Compensation Table:

                       OPTION GRANTS IN LAST FISCAL YEAR

            (a)                (b)                (c)                   (d)           (e)        (f)      (g)
---------------------------  -------   --------------------------   ------------   ----------   ------   ------
                                                                                    POTENTIAL REALIZABLE VALUE
                                                                                    AT ASSUMED ANNUAL RATES OF
                                              INDIVIDUAL GRANTS                    STOCK PRICE APPRECIATION FOR
                             ---------------------------------------------------          OPTION TERM(2)
                             OPTIONS   % OF TOTAL OPTIONS GRANTED   EXERCISE OR    ----------------------------
                             GRANTED     TO EMPLOYEES IN FISCAL      BASE PRICE    EXPIRATION
           NAME                (#)                YEAR              ($/SHARE)(1)      DATE      5%($)    10%($)
---------------------------  -------   --------------------------   ------------   ----------   ------   ------
John J. Huntz, Jr..........   5,000               3.42%                 21.25        3-4-01     29,360   64,825
Brady W. Mullinax, Jr......   5,000               3.42%                 21.25        3-4-01     29,360   64,825

---------------
(1) The option holder has the right to pay the exercise price by delivering previously acquired shares of Fuqua Common Stock, and to have shares withheld to satisfy withholding requirements in connection with the exercise of options. Options are non-transferable other than by will or the laws of descent and distribution. The options vest at the rate of 25% annually over a four year period.

(2) The Potential Realizable Value set forth in the table is mandated by the rules of the SEC. Fuqua does not assure that these rates of appreciation will be achieved over the terms of the options. However, any appreciation achieved will benefit all Fuqua stockholders.

OPTION EXERCISES IN LAST FISCAL YEAR

     The following table sets forth information in regard to the executive officers named in the Summary Compensation Table with respect to option exercises during 1996 and fiscal year end option values:

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTIONS VALUES

                   (a)                       (b)        (c)               (d)                     (e)
-----------------------------------------  --------   --------   ----------------------   --------------------
                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED
                                                                        OPTIONS               IN-THE-MONEY
                                            SHARES                 AT FISCAL YEAR-END          OPTIONS AT
                                           ACQUIRED                       (#)             FISCAL YEAR-END ($)
                                              ON       VALUE     ----------------------   --------------------
                                           EXERCISE   REALIZED        EXERCISABLE/            EXERCISABLE/
                  NAME                       (#)        ($)*         UNEXERCISABLE           UNEXERCISABLE
-----------------------------------------  --------   --------   ----------------------   --------------------
J. Rex Fuqua.............................     --         --                    --                      --
J. B. Fuqua..............................     --         --                    --                      --
Lawrence P. Klamon.......................     --         --              125,000E                453,125E
                                                                               --                      --
John J. Huntz, Jr........................     --         --                8,250E                 28,468E
                                                                          21,750U                 75,281U
Brady W. Mullinax, Jr....................     --         --                8,250E                 27,219E
                                                                          16,750U                 56,531U

---------------
* Values are calculated by subtracting the exercise price from the fair market value of the stock at year end.

ACTIONS TAKEN WITH RESPECT TO FUQUA STOCK OPTION PLANS

     The Fuqua Stock Option Plans and any outstanding option grants thereunder will be assumed by Graham-Field in the Merger. All of the options outstanding under such plans are or will become at the Effective Time fully vested and exercisable. In addition, to the extent that the option agreements evidencing such options contain restrictions on the sale of shares acquired upon exercise of such options, such restrictions will be waived as of the Effective Time. See "CERTAIN INFORMATION CONCERNING FUQUA -- Ownership of Common Stock."

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     Each of Messrs. Klamon, Huntz and Mullinax has entered into an agreement with Fuqua regarding his employment with Fuqua. Each of these agreements has been summarized under the caption "THE MERGER -- Interests of Certain Persons in the Merger -- Fuqua Severance Arrangements and Stock Option Arrangements."

COMPENSATION COMMITTEE AND INTERLOCKS AND INSIDER PARTICIPATION

     Fuqua did not have a Compensation Committee of the Fuqua Board until 1997. Prior to 1997, the Fuqua Board established the compensation of the Chairman of the Board, the Vice Chairman, and the President and Chief Executive Officer, after considering the recommendations of the Executive Committee of the Fuqua Board. The Chairman, the Vice Chairman, and the President and Chief Executive Officer, acting jointly, made decisions regarding the compensation of other executive officers of Fuqua, which decisions were submitted for ratification and approval to the Executive Committee and the Fuqua Board. During the last fiscal year, J.B. Fuqua, J. Rex Fuqua, Lawrence P. Klamon and Richard C. Larochelle, each of whom was a director and an officer of either Fuqua or one of its subsidiaries, participated in deliberations of the Fuqua Board concerning executive officer compensation. See also "-- Transactions with Management", which information is incorporated herein by reference.

     Beginning in 1997, the Compensation Committee establishes the compensation of Fuqua's executive officers, based upon the recommendations of the Executive Committee of the Fuqua Board. J. Rex Fuqua, a director and the Chairman of Fuqua, is a member of the Compensation Committee.

     Stock options are granted by the Stock Option Committee based upon recommendations of the Executive and Compensation Committee.

TRANSACTIONS WITH MANAGEMENT

     Pursuant to the Management Agreement between Fuqua and Capital, Capital provides investment services and performs certain managerial and administrative duties and receives compensation for its services. In September 1994, Fuqua amended the Management Agreement to extend the term through June 1, 2000 for a management fee of $360,000 for each year of the noncancellable term. During 1996, Capital received aggregate payments of $360,000 under the Management Agreement. Messrs. J. B. Fuqua and J. Rex Fuqua are the sole shareholders of Capital. The Management Agreement is to be terminated on January 1, 1998, or the Effective Time, whichever is later, provided that the Merger is consummated.

     In October 1994, Fuqua amended its lease for corporate office space to extend the term for five and one-half years. Concurrently, Fuqua entered into a new sublease with a similar five and one-half year term with Capital for the portion of space which Capital uses. The sublease provides that if Fuqua moves out of the space it shares with Capital, or there is a change in control of Fuqua, Capital has the option of taking over the office space now occupied by Fuqua at terms favorable to Capital. Pursuant to the terms of the Sublease, Fuqua makes annual lease payments (net of sublease payments by Capital) of approximately $224,000 (subject to adjustment for operating costs), such amount to be increased to approximately $244,000 (subject to adjustment for operating costs) beginning in November, 1997.

     On November 8, 1995, Fuqua acquired Basic, a privately-held corporation with its principal office located in Atlanta, Georgia (the "Basic Acquisition"). Mr. Minotto, now a director of Fuqua, is the current President and Chief Executive Officer and was the majority shareholder of Basic. As part of the purchase price, Mr. Minotto received $1,329,980 in cash and 600,000 shares of Fuqua Common Stock. The shares issued were not registered under the Securities Act of 1993. Under the terms of the Basic Acquisition, there are demand and "piggyback" registration rights with respect to these shares. On November 17, 1995, Mr. Minotto was granted an option to purchase 100,000 shares of Fuqua Common Stock exercisable over a four year period. Additionally, on November 15, 1995, Fuqua replaced Mr. Minotto as guarantor under the Unconditional Guarantee of Performance in favor of Super Sagless, Inc. Mr. Minotto's guarantee, which was limited to $1,400,000, arose in connection with Basic's acquisition of SSC Medical, and Fuqua's guarantee is also limited to $1,400,000.

OTHER MATTERS

     In July 1994, the SEC issued an order initiating an administrative proceeding against Clark L. Reed, Jr. and his former employer, Synovus Securities, Inc. ("Synovus"), alleging that from 1988 to 1991 certain of Mr. Reed's and Synovus' activities were in violation of the Federal securities laws and SEC regulations. Specifically, the SEC claimed that Synovus and Mr. Reed, in his capacity as President of Synovus, engaged in activities in connection with municipal securities trades that resulted in customers of Synovus being deprived of the best price terms for their transactions. Without admitting or denying the SEC's allegations, Mr. Reed consented to the SEC's order, was barred from association with any broker, dealer, municipal securities' dealer, investment adviser or investment company, with a right to reapply after 18 months, was fined $50,000 and was ordered to cease-and-desist from further violations.

                   DESCRIPTION OF GRAHAM-FIELD CAPITAL STOCK

     The authorized capital stock of Graham-Field currently consists of 60,000,000 shares of Graham-Field Common Stock and 1,000,000 shares of preferred stock, par value $.01 per share (the "Graham-Field Preferred Stock"). The Graham-Field Board has the authority, without action by the stockholders, to issue shares of Graham-Field Preferred Stock in one or more series and, within certain limitations, to determine the dividend rights, dividend rate, rights and terms of redemption, liquidation preferences, sinking fund terms, conversion and voting rights of any series of Graham-Field Preferred Stock, the number of shares constituting any such series, the designation thereof and price therefore. As is described below under "COMPARISON OF STOCKHOLDER
RIGHTS -- Rights Agreement," the Graham-Field Board has reserved 300,000 shares of Series A Junior Participating Preferred Stock for issuance upon the exercise of rights granted under its stockholder rights plan. In addition, in connection with the acquisition of Everest & Jennings, the Graham-Field Board authorized the issuance of, and there were issued, 6,100 shares of Series B Cumulative Convertible Preferred Stock (the "Graham-Field Series B Preferred Stock") and 1,000 shares of Series C Cumulative Convertible Preferred Stock (the "Graham-Field Series C Preferred Stock") to BIL.

     Holders of Graham-Field Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of Graham-Field and to receive dividends when, as and if declared by the Graham-Field Board from funds legally available therefor. Upon liquidation of Graham-Field, holders of Graham-Field Common Stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all obligations of Graham-Field and priority payments to any senior class of capital stock. Holders of Graham-Field Common Stock do not have cumulative voting rights or preemptive, subscription, redemption or conversion rights.

     Each share of Graham-Field Series B Preferred Stock has a stated value of $10,000. The Graham-Field Series B Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly in cash or, at the option of Graham-Field, in shares of Graham-Field Common Stock. The Graham-Field Series B Preferred Stock votes on an as-converted basis, subject to certain exceptions, as a single class with the Graham-Field Common Stock and the Graham-Field Series C Preferred Stock, is not subject to redemption and is convertible (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share),
(y) at the option of Graham-Field, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 per share and a maximum conversion price of $20 per share) and (z) automatically on November 27, 2002 at a conversion price of $15.50 per share. Such conversion prices are subject to certain antidilution adjustments. The Graham-Field Series B Preferred Stock has a liquidation preference ranking senior to the Graham-Field Common Stock and on a parity with the Graham-Field Series C Preferred Stock. The Graham-Field Series B Preferred Stock does not have preemptive rights, although BIL has been granted rights to purchase additional shares of Graham-Field stock on a pro rata basis in connection with certain future issuances of equity securities by Graham-Field (but not in connection with business combination transactions). The foregoing summary is qualified in its entirety by reference to the Certificate of Designations of the Graham-Field Series B Preferred Stock.

     Each share of Graham-Field Series C Preferred Stock has a stated value of $10,000. The Graham-Field Series C Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly in cash or, at the option of Graham-Field, in shares of Graham-Field Common Stock. The Graham-Field Series C Preferred Stock votes on an as-converted basis, subject to certain exceptions, as a single class with the Graham-Field Common Stock and the Graham-Field Series B Preferred Stock, is subject to redemption as a whole at the option of Graham-Field on November 27, 2002 at stated value plus accrued and unpaid dividends (regardless of whether there are dividend payment defaults) and, if not so redeemed, will be converted automatically on November 27, 2002 at a conversion price of $20 per share, subject to certain antidilution adjustments. The Graham-Field Series C Preferred Stock has a liquidation preference ranking senior to the Graham-Field Common Stock and on a parity with the Graham-Field Series B Preferred Stock. The Graham-Field Series C Preferred Stock does not have preemptive rights, except to the extent that BIL has been granted certain rights to purchase additional shares of Graham-Field stock as described in the immediately preceding paragraph. The foregoing summary is qualified in its entirety by reference to the Certificate of Designations of the Graham-Field Series C Preferred Stock.

     The DGCL, Graham-Field's Certificate of Incorporation, as amended (the "Graham-Field Charter"), Graham-Field's Bylaws (the "Graham-Field Bylaws") and the Rights Agreement (as defined below under "COMPARISON OF STOCKHOLDER
RIGHTS -- Rights Agreement") contain provisions that could discourage or make more difficult a change of control of Graham-Field. Such provisions are designed to protect the stockholders of Graham-Field against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with Graham-Field to negotiate with the Graham-Field Board for the fair and equitable treatment of all stockholders of Graham-Field. Such provisions of the Graham-Field Charter and the Graham-Field Bylaws include (i) the classification of the Graham-Field Board into three classes elected to three-year terms on a staggered basis, (ii) the requirement that stockholder action be taken only at an annual meeting of stockholders or a special meeting of stockholders, which may be called only by the Chief Executive Officer of Graham-Field or by resolution of the Graham-Field Board, and the prohibition of the taking of stockholder action by written consent, (iii) the requirement that advance notice of stockholder nominations of directors and of stockholder proposals for consideration at meetings of stockholders be given in the manner provided for in the Graham-Field Bylaws,
(iv) the provision that directors may be removed only for cause and only with the approval of at least 50% of the voting power of the then outstanding shares of capital stock of Graham-Field entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class, and (v) the provision that the stockholder vote required to alter, amend or repeal the foregoing provisions, or to adopt any provision inconsistent therewith, is 80% of the voting power of the Voting Stock, voting together as a single class. Graham-Field's Rights Agreement is described under "COMPARISON OF STOCKHOLDER RIGHTS -- Rights Agreement."

     Section 203 of the DGCL prohibits generally a public Delaware corporation, including Graham-Field, from engaging in a Business Combination (as defined below) with an Interested Stockholder (as defined below) for a period of three years after the date of the transaction in which an Interested Stockholder became such, unless: (i) the board of directors of such corporation approved, prior to the date such Interested Stockholder became such, either such Business Combination or such transaction; (ii) upon consummation of such transaction, such Interested Stockholder owns at least 85% of the voting shares of such corporation (excluding specified shares); or (iii) such Business Combination is approved by the board of directors of such corporation and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting shares of such corporation (excluding shares held by such Interested Stockholder). A "Business Combination" includes (i) mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an Interested Stockholder, (ii) certain transactions resulting in the issuance or transfer to an Interested Stockholder of any stock of such corporation or its subsidiaries and (iii) other transactions resulting in a disproportionate financial benefit to an Interested Stockholder. An "Interested Stockholder" is a person who, together with its affiliates and associates, owns (or within a three-year period did own) 15% or more of a corporation's stock entitled to vote generally in the election of directors.

                        COMPARISON OF STOCKHOLDER RIGHTS

GENERAL

     Both Fuqua and Graham-Field are incorporated in the State of Delaware. The rights of Fuqua stockholders are governed by the laws of the State of Delaware and by Fuqua's Amended and Restated Certificate of Incorporation (the "Fuqua Charter"), and Fuqua's Bylaws (the "Fuqua Bylaws"). Upon consummation of the Merger, Fuqua stockholders who become holders of Graham-Field Common Stock will continue to have their rights governed by the laws of the State of Delaware, but will be governed by the Graham-Field Charter and the Graham-Field Bylaws rather than by the Fuqua Charter and the Fuqua Bylaws.

     The following is a summary of certain material differences that exist between the rights of Fuqua stockholders and Graham-Field stockholders. This summary includes all material elements of the provisions discussed but is not intended to be relied upon as an exhaustive list or a detailed description of such provisions, and is qualified in its entirety by the Fuqua Charter and the Fuqua Bylaws and by the Graham-Field Charter and the Graham-Field Bylaws.

CONSENT OF STOCKHOLDERS IN LIEU OF MEETING

     Graham-Field. The Graham-Field Charter and Bylaws prohibit the taking of stockholder action by written consent.

     Fuqua. The Fuqua Bylaws provide that stockholder action may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and valid.

BOARD OF DIRECTORS

     Graham-Field. The Graham-Field Charter and Bylaws provide for a classified board of directors, consisting of three or more directors as fixed by a majority of the Graham-Field Board from time to time. The Graham-Field Board is divided into three classes, whereby directors are elected to serve for three year terms with a different class standing for election each year. The Graham-Field Bylaws provide that directors shall be elected by the vote of stockholders holding of record in the aggregate at least a plurality of the shares present in person or by proxy and entitled to vote at the annual stockholder meeting. The Graham-Field Charter provides that any director may be removed only for cause and only by the affirmative vote of the holders of 50% of the voting power of the Voting Stock, voting as a single class. Vacancies in the Graham-Field Board, no matter how created, can be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.

     Fuqua. The Fuqua Bylaws provide that the board of directors shall consist of one or more members, as may be determined from time to time by resolutions of the Fuqua Board. The Fuqua Bylaws do not provide for a classified board of directors. Accordingly, each director stands for election each year and, accordingly, directors may be removed, with or without cause, by a vote of the holders of a majority of the outstanding shares of Fuqua Common Stock then entitled to vote at an election of directors. The Fuqua Bylaws provide that a plurality of the votes cast at the annual stockholder meeting is necessary to elect directors. Vacancies in the Fuqua Board, no matter how created, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, or by a plurality of the votes cast at a meeting of stockholders.

RIGHTS AGREEMENT

     Graham-Field. On August 12, 1996, the Graham-Field Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Graham-Field Common Stock. The dividend was paid on September 17, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from Graham-Field one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of Graham-Field (the "Graham-Field Series A Preferred Stock") at a price of $35.00 per one one-hundredth of a share of Graham-Field Series A Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 3, 1996 (the "Rights Agreement") between Graham-Field and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired (an "Acquiring Person") beneficial ownership of 15% or more of the outstanding shares of capital stock of Graham-Field entitled generally to vote in the election of directors ("Voting Shares") or (ii) 10 business days (or such later date as may be determined by action of the Graham-Field Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Graham-Field Common Stock certificates outstanding as of the Record Date, by such certificate with a copy of the Summary of Rights which is attached to the Rights Agreement as exhibit C (the "Summary of Rights") attached thereto. Notwithstanding the foregoing, BIL will not be an Acquiring Person by virtue of its ownership of any Voting Shares acquired in connection with Graham-Field's acquisition of Everest & Jennings or in accordance with the BIL Stockholder Agreement (the "BIL Voting Shares"), but BIL will become an Acquiring Person if it acquires any Voting Shares other than BIL Voting Shares or shares distributed generally to the holders of any series or class of capital stock of Graham-Field. "BIL Voting Shares" is defined in the Rights Agreement as (i) any Voting Shares owned by BIL which were acquired by BIL in connection with Graham-Field's acquisition of Everest & Jennings or in accordance with the BIL Stockholder Agreement, and (ii) any shares of Graham-Field Common Stock issued by Graham-Field to BIL upon conversion of or as a dividend on the shares referred to in clause (i) above.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Graham-Field Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Graham-Field Common Stock certificates issued after the Record Date upon transfer or new issuance of Graham-Field Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Graham-Field Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Graham-Field Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Graham-Field Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on September 3, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Graham-Field, in each case, as described below.

     The Purchase Price payable, and the number of shares of Graham-Field Series A Preferred Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Graham-Field Series A Preferred Stock, (ii) upon the grant to holders of the Graham-Field Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Graham-Field Series A Preferred Stock at a price, or securities convertible into Graham-Field Series A Preferred Stock with a conversion price, less than the then-current market price of the Graham-Field Series A Preferred Stock or (iii) upon the distribution to holders of the Graham-Field Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Graham-Field Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a share of Graham-Field Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Graham-Field Common Stock or a stock dividend on the Graham-Field Common Stock payable in shares of Graham-Field Common Stock, subdivisions, consolidations or combinations of Graham-Field Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Graham-Field Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Graham-Field Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Graham-Field Common Stock. In the event of liquidation of Graham-Field, the holders of the Graham-Field Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Graham-Field Common Stock. Each share of Graham-Field Series A Preferred Stock will have 100 votes, voting together with the Graham-Field Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Graham-Field Common Stock are exchanged, each share of Graham-Field Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Graham-Field Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Graham-Field Series A Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Graham-Field Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Graham-Field Common Stock.

     In the event that Graham-Field is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise that number of shares of Graham-Field Common Stock having a market value of two times the Purchase Price. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Graham-Field Common Stock, the Graham-Field Board may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of Graham-Field Common Stock, or one one-hundredth of a share of Graham-Field Series A Preferred Stock (or of a share of a class or series of Graham-Field Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Rights Agreement provides that none of the directors or officers of Graham-Field shall be deemed to beneficially own any Voting Shares owned by any other director or officer solely by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Graham-Field Board's recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to Graham-Field or a tender or exchange offer for the Graham-Field Common Stock.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Graham-Field Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Graham-Field Series A Preferred Stock, which may, at the election of Graham-Field, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Graham-Field Series A Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to a person or group becoming an Acquiring Person, the Graham-Field Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Graham-Field Board in its sole discretion may establish. Immediately upon any redemption of the Rights in accordance with this paragraph, the right to exercise the Rights will terminate and the only right of the holder of the Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Graham-Field Board without the consent of the holders of the Rights, including an amendment to (a) lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Voting Shares then known to Graham-Field to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, (b) fix a Final Expiration Date later than September 3, 2006, (c) reduce the Redemption Price or (d) increase the Purchase Price, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Graham-Field, including, without limitation, the right to vote or to receive dividends.

     As long as the Rights are attached to the Graham-Field Common Stock, Graham-Field will issue one Right with each new share of Graham-Field Common Stock so that all such shares will have Rights attached. The Graham-Field Board has reserved for issuance upon exercise of the Rights 300,000 shares of Graham-Field Series A Preferred Stock.

     Fuqua.  Fuqua does not have a similar stockholder rights plan.

                  AMENDMENT TO GRAHAM-FIELD INCENTIVE PROGRAM

     The Incentive Program, which was approved by the stockholders and became effective on July 21, 1989, and thereafter amended on June 8, 1990, June 7, 1991, June 11, 1992, June 20, 1995, December 21, 1995, November 27, 1996 and
April 30, 1997, respectively, is intended to provide the Graham-Field Board flexibility to adapt the compensation of key employees in a changing business environment by making available many types of awards, greater latitude as to the measurements of performance, and allowing for certain awards to be contingent on the achievement of business objectives and/or continued employment.

     The Graham-Field Board has approved an amendment to the Incentive Program to increase by 1,500,000 shares the aggregate number of shares of Graham-Field Common Stock issuable under the Incentive Program from 3,000,000 to 4,500,000 (the "Incentive Program Proposal"). The terms of the Incentive Program provide that any increase in the number of shares reserved for issuance requires action on the part of the stockholders of Graham-Field. Graham-Field's management believes that in view of the relatively small number of shares of Graham-Field Common Stock remaining available for the grant of awards under the Incentive Program, the goals of the Incentive Program will be better served if additional shares are reserved under the Incentive Program and, accordingly, proposes that the stockholders approve the Incentive Program Proposal.

TYPES OF AWARDS

     The Incentive Program permits the granting of any or all of the following types of awards: (1) stock options, including incentive stock options ("ISOs"),
(2) stock appreciation rights ("SARs"), in tandem with stock options or freestanding, (3) restricted stock, (4) directors' options to be issued pursuant to a prescribed formula, and (5) restored options.

SHARES SUBJECT TO INCENTIVE PROGRAM

     As of September 30, 1997, 157,371 shares remained available for future grants under the Incentive Program. After giving effect to (i) the proposed amendment to the Incentive Program to increase the aggregate number of shares available for issuance under the Incentive Program by 1,500,000, (ii) the issuance of shares of Graham-Field Common Stock pursuant to the Merger Agreement and (iii) the authorization of shares of Graham-Field Common Stock for issuance under outstanding Fuqua Stock Options as described under "THE MERGER -- Certain Terms of the Merger Agreement -- Fuqua Stock Option Plans," the number of shares of Graham-Field Common Stock underlying outstanding stock options under the Incentive Program and the additional shares available for issuance under the Incentive Program will represent approximately 11.8% of the issued and outstanding shares of Graham-Field Common Stock on a fully-diluted basis.

ELIGIBILITY FOR PARTICIPATION

     In addition to employee directors and officers of Graham-Field, all employees of Graham-Field are eligible for selection for participation under the Incentive Program; in addition, the outside directors of Graham-Field who are not employees are eligible to participate solely in the non-discretionary Directors' Options (as defined below) portion of the Incentive Program. The selection of participants from among employees and officers is entirely within the discretion of the Compensation Committee of the Graham-Field Board (the "Committee"). All members of the Committee are directors who are not officers or employees and, therefore, are not eligible for awards under the discretionary portions of the Incentive Program. It is not possible at the present time to indicate the number, names or positions of employees who may be selected for future participation, except outside directors who will be awarded Directors' Options, or the extent of their participation within the Incentive Program's limitations, since no determination has been made with respect to these matters.

ADMINISTRATION AND AMENDMENT OF INCENTIVE PROGRAM

     The Incentive Program is administered by the Committee, except as noted below, which has the exclusive right, except as noted below, to interpret its provisions and to promulgate, amend and rescind rules and regulations for its administration. The Graham-Field Board is authorized to amend the Incentive Program, except in certain situations which would increase the maximum number of shares of Graham-Field Common Stock subject to the Incentive Program, change the manner of determining the minimum option prices, increase the periods during which options may be granted or exercised, or change the employees or class of employees eligible to receive options thereunder.

     Subject to the limitations in the Incentive Program described below, the Committee has as one of its responsibilities the annual determination of the aggregate extent to which shares of Graham-Field Common Stock or their equivalent may be awarded and bonuses may be granted to all participants in relation to the then-current year. The Committee has the further authority and responsibility for consenting to or disapproving any election of a participant to receive cash in whole or partial settlement of the exercise of an SAR.

INCENTIVE PROGRAM TERMINATION DATE

     The Incentive Program will terminate on the tenth anniversary of its effective date, unless terminated earlier by the Graham-Field Board or unless extended by the Graham-Field Board, after which time no incentive award grants may be authorized under the Incentive Program.

STOCK OPTIONS

     The employees to whom options are granted, the number of shares of Graham-Field Common Stock to be included in each option, the exercise price per share and the term of the option will be determined by the Committee. Options are exercisable at such time or times as determined by the Committee, but no Incentive Stock Option ("ISO") will be exercisable after the expiration of ten years from the date the option is granted. The fair market value of shares with respect to which ISOs are first exercisable in any one year as to any participant may not exceed $100,000. An option for additional shares, if any, which the granting authority may grant to an employee who in the same year has been granted the maximum permissible ISOs, would be in the form of a non-qualified stock option not intended to qualify as an ISO. Payment of the exercise price of a stock option will be made in cash, shares or other consideration in accordance with the terms of the Incentive Program and any applicable rules of the granting authority and valued at fair market value on the date of exercise.

     Options may be granted under the Incentive Program which do not qualify for special tax treatment under Section 422A of the Code. The grant of such a stock option does not result in taxable income to the recipient. Recipients who exercise such an option will recognize ordinary income in an amount equal to the difference between the option price and the fair market value of the shares. Graham-Field is not entitled to an income tax deduction with respect to the grant of such an option or the sale of stock acquired pursuant thereto. Graham-Field is permitted a deduction equal to the amount of the ordinary income the recipient is required to recognize as a result of the exercise of such an option provided applicable withholding requirements are met.

     In the case of ISOs, although no compensation income is realized upon exercise, the excess of the fair market value on the date of exercise over the option price is treated by the recipient as an item of tax preference for alternative minimum tax purposes. Graham-Field is not entitled to an income tax deduction with respect to ISOs.

STOCK APPRECIATION RIGHTS (SARS)

     A SAR may be granted freestanding or in tandem with new options or previously granted options. Upon exercise, a SAR permits the holder to receive a number of shares having an aggregate value equal to any excess of the fair market value of the shares of Graham-Field Common Stock subject to the SAR over the grant price of the SAR. If the SAR was granted in tandem with a stock option, upon exercise of the SAR the option for the shares for which the SAR is exercised is surrendered. SARs granted under the Incentive Program may be settled in cash or shares of Graham-Field Common Stock at the discretion of the Committee. In the case of optionees who are employee directors or officers, any such cash election will be permitted only in compliance with the applicable rules of the SEC.

     The Incentive Program allows for the continuation of this practice so that the SAR may be deemed to have been exercised at the close of business on the business day preceding the expiration of the SAR or related option when such SAR has positive value and the expiration would have been caused by the passage of ten years from the date of grant, five years from normal termination, or any earlier period specified by the grant.

     In the case of SARs granted either freestanding or in tandem with an option, Graham-Field is of the opinion that the employee will not realize any compensation income at the time of grant. However, the fair market value of stock or cash delivered pursuant to the exercise of such SARs will be treated as compensation income taxable to the employee at the time of exercise, and Graham-Field will be entitled to a deduction under the Code at the time and equal to the amount of compensation income that is realized by the employee.

RESTRICTED STOCK

     The Incentive Program allows awards of restricted stock, either at no cost to the recipient or for such cost as specified by the grant. Restricted stock may not be disposed of by the recipient until the restrictions specified in the award expire. The recipient will have, with respect to restricted stock, all of the rights of a stockholder of Graham-Field, including the right to vote the shares, and the right to receive any cash dividends, unless otherwise specified by the grant. Unless waived in whole or in part by the Committee, if employment of a holder of record of restricted stock terminates but does not terminate normally, all shares of restricted stock then held and still subject to restriction will be forfeited by such holder and reacquired by Graham-Field.

     In the case of restricted stock, Graham-Field is of the opinion that the recipient will realize compensation income in an amount equal to the fair market value of such stock less any amount paid for such stock at a time when the recipient's rights with respect to such stock are no longer subject to a substantial risk of forfeiture, unless the recipient otherwise elects pursuant to a special election provided in the Code. Dividends paid to the recipient during a period of restriction will be taxable as compensation income unless the election referred to in the preceding sentence has been made. Graham-Field is also of the opinion that it will be entitled to a deduction under the Code at the time and equal to the amount of compensation income that is realized by the recipient provided applicable withholding requirements are met.

DIRECTORS' OPTIONS

     The Incentive Program allows awards of options to directors ("Directors' Options") who are neither employees nor officers of Graham-Field or any of its subsidiaries. All administrative powers of the Committee with respect to Directors' Options may be exercised, in the discretion of the Graham-Field Board, by an Alternate Committee composed of two or more persons not eligible to receive Directors' Options.

     At present, Directors' Options are granted automatically as of January 2 each year that the Incentive Program is in effect to each qualified director. Each Directors' Option entitles the qualifying director to whom it is granted to purchase 10,000 shares of Graham-Field Common Stock at an option price equal to the fair market value of the Graham-Field Common Stock on the date of grant. Directors' Options vest at the rate of one-third ( 1/3) of each grant annually.

RESTORED OPTIONS

     The Incentive Program permits Graham-Field to grant "Restored Options" to a participant in the Incentive Program who has previously been granted stock options, and who has satisfied the exercise price of an option, or the tax obligation incurred as a result of the exercise of an option, with previously-acquired shares of Graham-Field Common Stock.

     The Incentive Program permits Graham-Field to include a "Restored Option" feature in option agreements entered into between the participant and Graham-Field. This feature enables a participant who exercises an option by exchanging (either actually or constructively) previously-acquired Graham-Field Common Stock to receive a new option, exercisable at the then market value, for the same number of shares as were exchanged in payment. In addition, to the extent that shares are withheld by Graham-Field in a stock-for-stock exercise in satisfaction of a participant's tax obligations, Graham-Field, at its discretion, may issue a new option equal to the number of shares so withheld which are exercisable at the then fair market value of a share of Graham-Field Common Stock. Thus, the participant may make a stock-for-stock exercise without necessarily suffering dilution in his ownership of the Graham-Field Common Stock. At the same time, the participant will be able to participate fully in any future appreciation in the Graham-Field Common Stock, as if the original option had been exercised for cash.

     A Restored Option will have terms substantially similar to the original option, except that it will have an exercise price equal to the fair market value of a share of Graham-Field Common Stock on the date the Restored Option is granted.

     There are no Federal income tax consequences to either the participant or Graham-Field upon the grant of a Restored Option. When a Restored Option is exercised for cash, the participant is taxed on the difference between the option price and the market value of the stock received. Graham-Field's tax deduction equals the compensation income recognized by the participant. When a participant exercises a Restored Option by using previously acquired Graham-Field Common Stock, it is treated as a two-part transaction for Federal income tax purposes: part tax-free exchange and part taxable exercise. To the extent the fair market value of the shares surrendered equals the fair market value of the shares received on exercise, no taxable gain is recognized, and the tax basis in the acquired shares is equal to the tax basis the participant had in the surrendered shares. The fair market value of the shares of Graham-Field Common Stock received in the exchange in excess of the fair market value of the shares surrendered is subject to taxation, and would have a tax basis equal to the amount the participant includes in income. Graham-Field's tax deduction equals the taxable income recognized by the participant.

ADJUSTMENTS

     In the event of any stock split, stock dividend or other relevant change in capitalization, appropriate adjustment will be made in the number of shares and the purchase price per share, if any, under any outstanding awards granted under the Incentive Program and in determining whether a particular award may thereafter be granted.

ADDITIONAL GENERAL PROVISIONS

     No termination, suspension, modification or amendment of the Incentive Program may adversely affect the rights of any recipient without his consent.

     The Incentive Program also authorizes the Committee to amend the terms of any outstanding award to secure compliance with applicable law, or so long as such amendment comports with the Incentive Program, with the consent of the participant. The Committee may adopt rules concerning the withholding of taxes payable by the participant.

     THE GRAHAM-FIELD BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE INCENTIVE PROGRAM PROPOSAL.

                 STOCKHOLDER PROPOSALS FOR 1998 ANNUAL MEETINGS

GRAHAM-FIELD

     Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in Graham-Field's proxy statement for consideration at the 1998 annual meeting of its stockholders by submitting their proposals to Graham-Field in a timely manner. In order to be so included for the 1998 Annual Meeting, stockholder proposals must be received by Graham-Field no later than January 12, 1998, and must otherwise comply with the requirements of Rule 14a-8.

     Pursuant to the Graham-Field Bylaws, any stockholder entitled to vote in the election of directors may nominate persons for election as directors at an annual meeting of Graham-Field stockholders only if written notice of such stockholder's intent to make such nomination is given either by personal delivery or by the United States mail, postage prepaid, to the Secretary of Graham-Field not later than one hundred twenty (120) days in advance of such annual meeting of stockholders.

     All notices of proposals by stockholders, whether or not to be included in Graham-Field's proxy materials, should be sent to the attention of the Secretary of Graham-Field at 400 Rabro Drive East, Hauppauge, New York 11788.

FUQUA

     If the Merger is not consummated prior to the 1998 Annual Meeting of Stockholders of Fuqua, in order to be included in the proxy materials for such meeting, stockholder proposals must be received by Fuqua no later than November 28, 1997 and must otherwise comply with the requirements of Rule 14a-8.

     Pursuant to the Fuqua Charter, any stockholder entitled to vote in the election of directors may nominate persons for election as directors at an annual meeting of Fuqua stockholders only if written notice of such stockholder's intent to make such nomination is given either by personal delivery or by the United States mail, postage prepaid, to the Secretary of Fuqua at least ninety (90) days prior to the anniversary date of the immediately preceding annual meeting.

     All notices of proposals by stockholders, whether or not to be included in Fuqua's proxy materials, should be sent to Mildred H. Hutcheson, Corporate Secretary, Fuqua Enterprises, Inc., One Atlantic Center, Suite 5000, 1201 West Peachtree Street, N.W., Atlanta, Georgia 30309.

                                 LEGAL MATTERS

     The legality of the shares of Graham-Field Common Stock to be issued pursuant to the Merger Agreement, as well as certain tax matters in connection with the Merger, are being passed upon by Milbank, Tweed, Hadley & McCloy.

                                    EXPERTS

     The consolidated financial statements and schedule of Graham-Field Health Products, Inc. and subsidiaries at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996 included in this Proxy Statement/Consent Solicitation Statement/Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Everest & Jennings at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 included in this Proxy Statement/Consent Solicitation Statement/Prospectus have been audited by Price Waterhouse LLP, independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of Fuqua Enterprises, Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in this Proxy Statement/Consent Solicitation Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Lumex Division of Lumex, Inc. at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 included in this Proxy Statement/Consent Solicitation Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Representatives of Ernst & Young LLP are expected to be present at the Graham-Field Special Meeting and will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions.

                         INDEX TO FINANCIAL STATEMENTS


GRAHAM-FIELD HEALTH PRODUCTS, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Auditors....................................................       F-4
Consolidated balance sheets -- December 31, 1996 and 1995.........................       F-5
Consolidated statements of operations -- December 31, 1996, 1995 and 1994.........       F-6
Consolidated statements of stockholders' equity -- December 31, 1996, 1995 and
  1994............................................................................       F-7
Consolidated statements of cash flows -- December 31, 1996, 1995 and 1994.........       F-8
Notes to consolidated financial statements -- December 31, 1996...................       F-9
Schedule II -- Valuation and qualifying accounts..................................      F-32
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Condensed consolidated balance sheets -- September 30, 1997 and December 31,
  1996............................................................................      F-33
Condensed consolidated statements of operations -- for the three and nine months
  ended September 30, 1997 and 1996...............................................      F-34
Condensed consolidated statements of cash flows -- for the nine months ended
  September 30, 1997 and 1996.....................................................      F-35
Notes to condensed consolidated financial statements -- September 30, 1997........      F-36
EVEREST & JENNINGS INTERNATIONAL LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Accountants.................................................      F-44
Consolidated statements of operations -- December 31, 1995, 1994 and 1993.........      F-45
Consolidated balance sheets -- December 31, 1995 and 1994.........................      F-46
Consolidated statements of stockholders' deficit -- December 31, 1995, 1994 and
  1993............................................................................      F-47
Consolidated statements of cash flows -- December 31, 1995, 1994 and 1993.........      F-50
Notes to consolidated financial statements........................................      F-52
Schedule II -- Valuation and qualifying accounts..................................      F-69
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated statements of operations -- for the nine months ended September 30,
  1996 and 1995...................................................................      F-70
Consolidated balance sheets -- September 30, 1996 and December 31, 1995...........      F-71
Consolidated statement of stockholders' deficit -- for the nine months ended
  September 30, 1996..............................................................      F-72
Consolidated statements of cash flows -- for the nine months ended September 30,
  1996 and 1995...................................................................      F-73
Notes to unaudited consolidated financial statements..............................      F-74
FUQUA ENTERPRISES, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Auditors....................................................      F-81
Consolidated balance sheets -- December 31, 1996 and 1995.........................      F-82
Consolidated statements of income -- December 31, 1996, 1995 and 1994.............      F-83
Consolidated statements of cash flows -- December 31, 1996, 1995 and 1994.........      F-84
Consolidated statements of stockholders' equity -- December 31, 1996, 1995 and
  1994............................................................................      F-85
Notes to consolidated financial statements........................................      F-86
Summary of quarterly data (unaudited).............................................     F-100
Schedule II -- Valuation and qualifying accounts..................................     F-101

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Condensed consolidated balance sheets -- September 30, 1997 and December 31,
  1996............................................................................     F-102
Condensed consolidated statements of income -- for three months and nine months
  ended September 30, 1997 and September 30, 1996.................................     F-103
Condensed consolidated statements of cash flows -- for three months and nine
  months ended September 30, 1997 and September 30, 1996..........................     F-104
Notes to unaudited consolidated financial statements..............................     F-105
LUMEX DIVISION OF LUMEX, INC.

Report of Independent Auditors....................................................     F-108
Balance sheets -- March 31, 1996, December 31, 1995 and 1994......................     F-109
Statements of operations -- three months ended March 31, 1996 and years ended
  December 31, 1995, 1994 and 1993................................................     F-110
Statements of cash flows -- three months ended March 31, 1996 and years ended
  December 31, 1995, 1994 and 1993................................................     F-111
Notes to financial statements -- three months ended March 31, 1996 and years ended
  December 31, 1995, 1994 and 1993................................................     F-112

                      CONSOLIDATED FINANCIAL STATEMENTS OF
              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Graham-Field Health Products, Inc.

     We have audited the accompanying consolidated balance sheets of Graham-Field Health Products, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index to Financial Statements on page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graham-Field Health Products, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Melville, New York
March 10, 1997, except for
Note 2 paragraph 5, as to
which the date is August 28, 1997

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                     DECEMBER 31,
                                                                              ---------------------------
                                                                                  1996           1995
                                                                              ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................................  $  1,241,000   $    226,000
  Accounts receivable, less allowance for doubtful accounts of $7,243,000
    and $1,811,000, respectively............................................    45,703,000     23,112,000
  Inventories...............................................................    48,245,000     31,239,000
  Other current assets......................................................     3,023,000      1,809,000
  Recoverable and prepaid income taxes......................................       256,000        254,000
                                                                              ------------    -----------
         TOTAL CURRENT ASSETS...............................................    98,468,000     56,640,000
Property, plant and equipment, net..........................................    11,264,000      8,599,000
Excess of cost over net assets acquired, net of accumulated amortization of
  $8,185,000 and $7,212,000, respectively...................................    91,412,000     29,291,000
Investment in leveraged lease...............................................            --        487,000
Deferred tax assets.........................................................       938,000      3,084,000
Other assets................................................................     5,112,000      4,910,000
                                                                              ------------    -----------
         TOTAL ASSETS.......................................................  $207,194,000   $103,011,000
                                                                              ============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable to bank......................................................  $ 13,985,000   $  2,100,000
  Current maturities of long-term debt and Guaranteed Senior Notes..........     2,016,000      1,621,000
  Accounts payable..........................................................    22,995,000      9,828,000
  Acceptances payable.......................................................    19,800,000      5,000,000
  Accrued expenses..........................................................    25,608,000      3,030,000
                                                                              ------------    -----------
         TOTAL CURRENT LIABILITIES..........................................    84,404,000     21,579,000
Long-term debt..............................................................     6,535,000      1,462,000
Other long-term liabilities.................................................     1,752,000             --
Guaranteed Senior Notes.....................................................            --     19,000,000
                                                                              ------------    -----------
         TOTAL LIABILITIES..................................................    92,691,000     42,041,000
STOCKHOLDERS' EQUITY
Series A preferred stock, par value $.01 per share:
  authorized shares 300,000 none issued.....................................            --             --
Series B preferred stock, par value $.01 per share:
  authorized shares 6,100, issued and outstanding 6,100.....................    28,200,000             --
Series C preferred stock, par value $.01 per share:
  authorized shares 1,000, issued and outstanding 1,000.....................     3,400,000             --
Common stock, par value $.025 per share:
  authorized shares 60,000,000, issued and outstanding
  19,650,744 and 15,065,286, respectively...................................       492,000        377,000
Additional paid-in capital..................................................   101,573,000     66,891,000
(Deficit)...................................................................   (18,995,000)    (6,298,000)
Cumulative translation adjustment...........................................       (12,000)            --
                                                                              ------------    -----------
Subtotal....................................................................   114,658,000     60,970,000
Notes receivable from sale of shares........................................      (155,000)            --
                                                                              ------------    -----------
    TOTAL STOCKHOLDERS' EQUITY..............................................   114,503,000     60,970,000
Commitments and contingencies
                                                                              ------------    -----------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........................  $207,194,000   $103,011,000
                                                                              ============    ===========

                See notes to consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------
                                                       1996             1995             1994
                                                   ------------     ------------     ------------
Net revenues:
  Medical equipment and supplies.................  $143,083,000     $112,113,000     $105,951,000
  Interest and other income......................       559,000          301,000           75,000
                                                   ------------     ------------      -----------
                                                    143,642,000      112,414,000      106,026,000
                                                   ------------     ------------      -----------
Costs and expenses:
  Cost of revenues...............................    99,641,000       78,525,000       74,079,000
  Selling, general and administrative............    34,578,000       29,428,000       31,964,000
  Interest expense...............................     2,578,000        2,720,000        2,697,000
  Purchased in-process research & development
     costs.......................................    12,800,000               --               --
  Merger related charges.........................     3,000,000               --               --
                                                   ------------     ------------      -----------
                                                    152,597,000      110,673,000      108,740,000
                                                   ------------     ------------      -----------
(Loss) income before income taxes (benefit) and
  extraordinary item.............................    (8,955,000)       1,741,000       (2,714,000)
Income taxes (benefit)...........................     2,918,000          694,000         (735,000)
                                                   ------------     ------------      -----------
(Loss) income before extraordinary item..........   (11,873,000)       1,047,000       (1,979,000)
Extraordinary loss on early retirement of debt
  (net of tax benefit of $383,000)...............      (736,000)              --               --
                                                   ------------     ------------      -----------
          NET (LOSS) INCOME......................  $(12,609,000)    $  1,047,000     $ (1,979,000)
                                                   ============     ============      ===========
Net (loss) income per common share:
(Loss) income before extraordinary item..........  $       (.76)    $        .07     $       (.14)
Extraordinary loss on early retirement of debt...          (.05)              --               --
                                                   ------------     ------------      -----------
Net (loss) income per common share...............  $       (.81)    $        .07     $       (.14)
                                                   ============     ============      ===========
Weighted average number of common and common
  equivalent shares..............................    15,557,000       14,315,000       13,862,000
                                                   ============     ============      ===========

                See notes to consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                          SERIES B      SERIES C        COMMON STOCK         ADDITIONAL
                                                          PREFERRED    PREFERRED    ---------------------     PAID-IN
                                             TOTAL          STOCK        STOCK        SHARES      AMOUNT      CAPITAL
                                          ------------   -----------   ----------   ----------   --------   ------------
BALANCE, DECEMBER 31, 1993..............  $ 57,897,000            --           --   13,801,342   $345,000   $ 62,918,000
  Issuance of common stock on exercise
    of stock options....................       192,000            --           --      149,250      4,000        314,000
  Tax benefit from exercise of stock
    options.............................        42,000            --           --           --         --         42,000
  Retirement of Treasury Stock..........            --            --           --      (28,943)    (1,000)      (125,000)
  Net loss..............................    (1,979,000)           --           --           --         --             --
                                          ------------   -----------   ----------   ----------   --------   ------------
BALANCE, DECEMBER 31, 1994..............    56,152,000            --           --   13,921,649    348,000     63,149,000
  Issuance of common stock on exercise
    of stock options....................       172,000            --           --       86,500      2,000        220,000
  Regulation S offering, net............     3,471,000            --           --    1,071,655     27,000      3,444,000
  Tax benefit from exercise of stock
    options.............................        38,000            --           --           --         --         38,000
  Retirement of Treasury Stock..........            --            --           --      (14,518)        --        (50,000)
  Warrants issued in connection with
    debt................................  90,000......            --           --           --         --         90,000
  Net income............................     1,047,000            --           --           --         --             --
                                          ------------   -----------   ----------   ----------   --------   ------------
BALANCE, DECEMBER 31, 1995..............    60,970,000            --           --   15,065,286    377,000     66,891,000
  Issuance of common stock on exercise
    of stock options....................       550,000            --           --      153,255      4,000        711,000
  Issuance of stock in connection with
    acquisitions........................    65,809,000   $28,200,000   $3,400,000    4,477,720    112,000     34,097,000
  Tax benefit from exercise of stock
    options.............................        38,000            --           --           --         --         38,000
  Retirement of Treasury Stock..........            --            --           --      (45,517)    (1,000)      (164,000)
  Dividend accrued on Preferred Stock...       (88,000)           --           --           --         --             --
  Translation adjustment................       (12,000)           --           --           --         --             --
  Notes receivable from officers for
    sale of shares......................      (155,000)           --           --           --         --             --
  Net loss..............................   (12,609,000)           --           --           --         --             --
                                          ------------   -----------   ----------   ----------   --------   ------------
BALANCE, DECEMBER 31, 1996..............  $114,503,000   $28,200,000   $3,400,000   19,650,744   $492,000   $101,573,000
                                          ============   ===========   ==========   ==========   ========   ============

                                                                                              NOTES
                                                                                            RECEIVABLE
                                                           TREASURY STOCK      CUMULATIVE     FROM
                                                         -------------------   TRANSLATION   SALE OF
                                           (DEFICIT)     SHARES     AMOUNT     ADJUSTMENT    SHARES
                                          ------------   -------   ---------   ----------   ---------
BALANCE, DECEMBER 31, 1993..............  $ (5,366,000)       --          --          --           --
  Issuance of common stock on exercise
    of stock options....................            --   (28,943)  $(126,000)         --           --
  Tax benefit from exercise of stock
    options.............................            --        --          --          --           --
  Retirement of Treasury Stock..........            --    28,943     126,000          --           --
  Net loss..............................    (1,979,000)       --          --          --           --
                                          ------------   -------    --------    --------    ---------
BALANCE, DECEMBER 31, 1994..............    (7,345,000)       --          --          --           --
  Issuance of common stock on exercise
    of stock options....................            --   (14,518)    (50,000)         --           --
  Regulation S offering, net............            --        --          --          --           --
  Tax benefit from exercise of stock
    options.............................            --        --          --          --           --
  Retirement of Treasury Stock..........            --    14,518      50,000          --           --
  Warrants issued in connection with
    debt................................            --        --          --          --           --
  Net income............................     1,047,000        --          --          --           --
                                          ------------   -------    --------    --------    ---------
BALANCE, DECEMBER 31, 1995..............    (6,298,000)       --          --          --           --
  Issuance of common stock on exercise
    of stock options....................            --   (45,517)   (165,000)         --           --
  Issuance of stock in connection with
    acquisitions........................            --        --          --          --           --
  Tax benefit from exercise of stock
    options.............................            --        --          --          --           --
  Retirement of Treasury Stock..........            --    45,517     165,000          --           --
  Dividend accrued on Preferred Stock...       (88,000)       --          --          --           --
  Translation adjustment................            --        --          --    $(12,000)          --
  Notes receivable from officers for
    sale of shares......................            --        --          --          --    $(155,000)
  Net loss..............................   (12,609,000)       --          --          --           --
                                          ------------   -------    --------    --------    ---------
BALANCE, DECEMBER 31, 1996..............  $(18,995,000)        0   $       0    $(12,000)   $(155,000)
                                          ============   =======    ========    ========    =========

                See notes to consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------------------
                                                                          1996             1995             1994
                                                                      ------------      -----------      -----------
OPERATING ACTIVITIES
Net (loss) income..................................................   $(12,609,000)     $ 1,047,000      $(1,979,000)
Adjustments to reconcile net (loss) income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization....................................      3,539,000        3,347,000        3,531,000
  Leveraged lease valuation adjustment.............................             --               --          500,000
  Deferred income taxes............................................      2,139,000          475,000         (936,000)
  Provisions for losses on accounts receivable.....................        606,000          451,000          595,000
  Gain on sale of product line.....................................       (360,000)              --               --
  Loss on disposal of property, plant and equipment................             --            3,000           12,000
  Purchased in-process research and development cost...............     12,800,000               --               --
  Non-cash amounts included in merger related charges..............      1,191,000               --               --
  Non-cash amounts included in extraordinary loss..................        476,000               --               --
  Other............................................................             --               --            7,000
  Changes in operating assets and liabilities, net of effects of acquisitions:
    Accounts receivable............................................    (11,279,000)      (3,117,000)      (4,147,000)
    Inventories, other current assets and recoverable and prepaid
      income taxes.................................................     (5,269,000)          (1,000)      (3,053,000)
    Accounts and acceptances payable and accrued expenses..........     12,536,000       (5,312,000)       4,183,000
                                                                      ------------      -----------      -----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES................      3,770,000       (3,107,000)      (1,287,000)
INVESTING ACTIVITIES
Purchase of short-term investments.................................             --               --        1,998,000
Purchase of property, plant and equipment..........................     (1,085,000)        (709,000)      (1,123,000)
Acquisitions, net of cash acquired.................................     (4,558,000)        (668,000)              --
Proceeds from the sale of property, plant, and equipment...........             --           19,000               --
Proceeds from sale of product line.................................        500,000               --               --
Proceeds from sale of assets under leveraged lease.................        487,000               --               --
Start up cost related to the St. Louis Distribution Center.........             --               --         (171,000)
Notes receivable from officers.....................................       (155,000)              --               --
Net (increase) decrease in other assets............................       (228,000)         116,000          (30,000)
                                                                      ------------      -----------      -----------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES................     (5,039,000)      (1,242,000)         674,000
FINANCING ACTIVITIES
Proceeds from notes payable to bank and long-term debt.............     27,310,000        2,054,000        1,673,000
Principal payments on long-term debt and notes payable.............    (35,576,000)      (1,226,000)      (1,536,000)
Proceeds on exercise of stock options..............................        550,000          172,000          192,000
Proceeds from issuance of common stock, net........................             --        3,471,000               --
Proceeds from issuance of preferred stock in connection with an
  acquisition......................................................     10,000,000               --               --
                                                                      ------------      -----------      -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES..........................      2,284,000        4,471,000          329,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...................      1,015,000          122,000         (284,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.....................        226,000          104,000          388,000
                                                                      ------------      -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR...........................   $  1,241,000      $   226,000      $   104,000
                                                                      ============      ===========      ===========
SUPPLEMENTARY CASH FLOW INFORMATION:
  Interest paid....................................................   $  2,975,000      $ 2,522,000      $ 2,767,000
                                                                      ============      ===========      ===========
  Income taxes paid................................................   $    187,000      $   266,000      $   260,000
                                                                      ============      ===========      ===========

                See notes to consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business: Graham-Field Health Products, Inc. and its wholly-owned subsidiaries (the "Company") manufacture, market and distribute medical, surgical and a broad range of other healthcare products into the home healthcare and medical/surgical markets through a vast dealer network, consisting of approximately 18,500 customers, principally hospital, nursing home, physician and home health care dealers, health care product wholesalers and retailers, including drug stores, catalog companies, pharmacies, and home-shopping related businesses in North America. In addition, the Company has increased its presence in Central and South America, Canada, Mexico, Europe and Asia. The Company markets and distributes approximately 23,000 products under its own brand names and under suppliers' names. For the year ended December 31, 1996, approximately 28% of the Company's revenues were derived from products manufactured by the Company, approximately 18% of the Company's revenues were derived from imported products and approximately 54% were derived from products purchased from domestic sources, which includes products purchased from Everest & Jennings prior to the acquisition.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All material intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the Financial Statements of 1996 and all earlier periods have been restated to reflect the Company's acquisition of Medical Supplies of America, Inc. and Subsidiaries. This acquisition took place on August 28, 1997 and was recorded on the Company's Financial Statements as a "Pooling of Interests."

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost or market value. Cost is determined principally on the standard cost method for manufactured goods and on the average cost method for other inventories, each of which approximates actual cost on the first-in, first-out method.

     Property, Plant and Equipment: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over the lesser of the estimated useful lives of the related assets or the lease term, where appropriate.

     Excess of Cost Over Net Assets Acquired: Excess of cost over net assets acquired is generally amortized on a straightline basis over 30 to 40 years. The carrying value of such costs are reviewed by management as to whether the facts and circumstances indicate that an impairment may have occurred. If this review indicates that such costs or a portion thereof will not be recoverable, as determined based on the undiscounted cash flows of the entities acquired over the remaining amortization period, the carrying value of these costs will be measured by comparing the fair value of the group of assets acquired to the carrying value. If fair values are unavailable, the carrying value will be measured by comparing the carrying values to the discounted cash flows.

     Impairment of Long-Lived Assets: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes the accounting for the impairment of long-lived assets, certain identifiable intangibles and the excess of cost over net assets acquired, related to

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES those assets to be held and used in operations, whereby impairment losses are required to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets and certain identifiable intangibles that are expected to be disposed of. The adoption of SFAS No. 121 did not have a material effect on the results of operations or financial condition of the Company.

     Revenue Recognition Policy: The Company recognizes revenue when products are shipped, with appropriate provisions for uncollectible accounts and credits for returns.

     Buy-Back Program: During the first quarter of 1996, the Company's inventory buy-back program was introduced to provide an outlet for its customers to eliminate their excess inventory. Under the program, the Company purchases certain excess inventory from its customers, who in turn place additional purchase orders with the Company exceeding the value of the excess inventory purchased. The Company is able to utilize its vast customer base and distribution network to market and distribute the excess inventory through its division, National Medical Excess Corp. Substantially all of the medical products purchased by the Company as part of the inventory buy-back program are items not generally offered for sale by the Company. Items repurchased by the Company which are identified as items previously sold by the Company to a customer have been de minimus based on the Company's experience, and have been recorded in accordance with the Company's normal revenue recognition policy.

     Income Taxes: The Company and its subsidiaries file a consolidated Federal income tax return. The Company uses the liability method in accounting for income taxes in accordance with SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Net Loss/Income Per Common Share Information: Net loss per common share for 1996 was computed using the weighted average number of common shares outstanding and by assuming the accrual of a dividend of 1.5% on both the Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") in the aggregate amount of $88,000. Conversion of the preferred stock and common equivalent shares was not assumed since the result would have been antidilutive. Net income per common share for 1995 was computed using the weighted average number of common shares and dilutive common equivalent shares outstanding during the period. Net loss per common share for 1994 was computed using the weighted average number of common shares outstanding during the period.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." This standard changes the method of calculating earnings per share and will be effective for periods ending after December 15, 1997. Earlier application is not permitted; however, when adopted all prior period earnings per share data presented will be required to be restated to conform with the new standard.

     Employee Stock Options: The Company has a stock option program which is more fully described in Note 9. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the Company's stock option program, options are granted with an exercise price equal to the market price of the underlying common stock of the Company on the date of grant. Accordingly, no compensation expense is recognized in connection with the grant of stock options.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for the issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but are required to disclose in the financial statement footnotes, proforma net income and per share amounts as if the Company had applied the new method of accounting for all grants made during 1995 and 1996. SFAS No. 123 also requires increased disclosures for stock-based compensation arrangements. Effective January 1, 1996, the Company adopted the disclosure requirements of SFAS No. 123.

     Concentration of Credit Risk: The Company manufactures, markets and distributes medical, surgical and a broad range of other healthcare products into the home healthcare and medical/surgical markets through a vast dealer network consisting of approximately 18,500 customers, principally hospital, nursing home, physician and home healthcare dealers, healthcare product wholesaler and retailers, including drug stores, catalog companies, pharmacies and home-shopping related business in North America. As a result of the acquisition of Everest & Jennings International Ltd. ("Everest & Jennings") (see
Note 2), third party reimbursement through private or governmental insurance programs and managed care programs impacts the Company's customers, which affects a portion of the Company's business. Such impact is not material for 1996. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due within 30 to 120 days. Credit losses relating to customers have been consistently within management's expectations.

     Concentration of Sources of Supply: Everest & Jennings' business is heavily dependent on its maintenance of two key supply contracts. Everest & Jennings obtains the majority of its homecare wheelchairs and wheelchair components pursuant to an exclusive supply agreement (the "Exclusive Wheelchair Supply Agreement") with P.T. Dharma Polimetal ("P.T. Dharma"). The term of this agreement extends until December 31, 1999, and on each January 1 thereafter shall be automatically extended for one additional year unless Everest & Jennings elects not to extend or Everest & Jennings has failed to order at least 50% of the contractually specified minimums and the manufacturer elects to terminate. If the Exclusive Wheelchair Supply Agreement with P.T. Dharma is terminated, there can be no assurance that Everest & Jennings will be able to enter into a suitable supply agreement with another manufacturer. In addition, Everest & Jennings obtains homecare beds for distribution pursuant to a supply agreement with Healthtech Products, Inc., a wholly-owned subsidiary of Invacare Corporation (which is a major competitor of Everest & Jennings), which is scheduled to expire on October 15, 1997. Although the Company is in the process of securing alternative sources of supply with other manufacturers, there can be no assurance that arrangements as favorable as the current supply contract will be obtainable.

     Foreign Currency Translation: The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at the average exchange rate for each year. The resulting translation adjustments for each year are recorded as a separate component of stockholders' equity. All foreign currency transaction gains and losses are included in the determination of income and are not significant.

2.  ACQUISITIONS OF BUSINESSES AND DISPOSAL OF PRODUCT LINE

     On November 27, 1996, the Company acquired Everest & Jennings, pursuant to the terms and provisions of the Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996 (the "Merger Agreement"), by and among the Company, Everest & Jennings, Everest & Jennings Acquisition Corp., a wholly-owned subsidiary of the Company ("Sub"), and BIL (Far East Holdings) Limited, a Hong Kong corporation and the majority stockholder of Everest & Jennings ("BIL"). Under the terms of the Merger Agreement, Sub was merged with and into Everest & Jennings with Everest & Jennings continuing as the surviving corporation wholly-owned by the Company (the "Merger").

     In the Merger, each share of Everest & Jennings' common stock, par value $.10 per share (the "Everest & Jennings Common Stock"), other than shares of Everest & Jennings Common Stock cancelled pursuant to

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES the Merger Agreement, was converted into the right to receive .35 shares of common stock, par value $.025 per share, of the Company. The Company's common stock was valued at $7.64 per share, which represents the average closing market price of the Company's common stock for the period three business days immediately prior to and three business days immediately after the announcement of the execution of the Merger Agreement. There were 7,207,689 shares of Everest & Jennings common stock outstanding on November 26, 1996, which converted into 2,522,691 shares of the Company's common stock. In addition, in connection with, and at the effective time of the Merger:

          (i) BIL was issued 1,922,242 shares of common stock of the Company in consideration of the repayment of indebtedness owing by Everest & Jennings in the amount of $24,989,151 to Hong Kong and Shanghai Banking Corporation Limited, which indebtedness (the "HSBC Indebtedness") was guaranteed by BIL. The proceeds of such stock purchase were contributed by the Company to Everest & Jennings immediately following the Merger and used to discharge the HSBC Indebtedness. The Company's common stock was valued at $7.64 per share, which represents the average closing market price of the Company's common stock for the period three business days immediately prior to and three business days immediately after the announcement of the execution of the Merger Agreement.

          (ii) The Company issued $61 million stated value of the Series B Preferred Stock to BIL in exchange for certain indebtedness of Everest & Jennings owing to BIL and shares of Everest & Jennings preferred stock owned by BIL. The Series B Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the Company's common stock and the Series C Preferred Stock (as defined below), is not subject to redemption and is convertible into shares of the common stock of the Company (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of the Company, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to customary antidilution adjustments. Based on an independent valuation, the fair value ascribed to the Series B Preferred Stock is $28,200,000.

          (iii) BIL was issued $10 million stated value of the Series C Preferred Stock, the proceeds of which are available to the Company for general corporate purposes. The Series C Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the Company Common Stock and the Series B Preferred Stock, is subject to redemption as a whole at the option of the Company on the fifth anniversary of the date of issuance at stated value and, if not so redeemed, will be convertible into shares of the common stock of the Company automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to customary antidilution adjustments. Based on an independent valuation, the fair value ascribed to the Series C Preferred Stock is $3,400,000.

          (iv) Certain indebtedness in the amount of $4 million owing by the Company to BIL was exchanged for an equal amount of unsecured subordinated indebtedness of the Company maturing on April 1, 2001 and bearing interest at the effective rate of 7.7% per annum (the "BIL Note").


     The acquisition of Everest & Jennings has been accounted for under the purchase method of accounting and, accordingly, the operating results of Everest & Jennings have been included in the Company's consolidated financial statements since the date of acquisition. The Company allocated $12,800,000 of the purchase price to purchased in-process research and development projects which have not reached technological feasibility and have no probable alternative future uses. The Company expensed the purchased in-process and research development projects at the date of acquisition. As a result of the acquisition, the Company incurred $3.0 million of merger related expenses, principally for severance payments, the write-off of certain unamortized catalog and software costs with no future value, the accrual of costs to vacate certain of the

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Company's facilities, and certain insurance policies. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired was approximately $62.2 million, which is being amortized on a straight line basis over 30 years. The purchase price allocations have been completed on a preliminary basis, subject to adjustment should new or additional facts about the business become known. From the date of acquisition, Everest & Jennings contributed approximately $3,634,000 of revenue for the quarter and year ended December 31, 1996.

     On September 4, 1996, the Company acquired substantially all of the assets of V.C. Medical Distributors Inc. ("V.C. Medical"), a wholesale distributor of medical products in Puerto Rico, for a purchase price consisting of $1,703,829 in cash, and the issuance of 32,787 shares of common stock of the Company, valued at $7.625 per share representing the closing market price of the common stock of the Company on the last trading day immediately prior to the closing. In addition, the Company assumed certain liabilities of V.C. Medical in the amount of $296,721. Under the terms of the transaction, in the event the pre-tax income of the acquired business equals or exceeds $1,000,000 during the twelve
(12) months following the closing date, an additional $500,000 will be paid to V.C. Medical. The shares were delivered into escrow, and will be held in escrow until February 4, 1998, subject to any claims for indemnification for purchase price adjustments in favor of the Company. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over the net assets acquired amounted to approximately $988,000.

     On August 28, 1997, the Company acquired all of the issued and outstanding shares of the capital stock of Medical Supplies of America, Inc., a Florida corporation ("Medapex"), pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated August 28, 1997, by and among the Company S.E. (Gene) Davis and Vicki Ray (collectively, the "Medapex Selling Stockholders"). In accordance with the terms of the Reorganization Agreement, Medapex became a wholly-owned subsidiary of the Company and the Medapex Selling Stockholders received in the aggregate 960,000 shares of Company common stock in exchange for all of the issued and outstanding shares of the capital stock of Medapex. Pursuant to a Real Estate Sales Agreement dated as of August 28, 1997 (the "Real Estate Sales Agreement") by and between the Company and BBD&M, a Georgia limited partnership and an affiliate of Medapex, the Company acquired Medapex's principal corporate headquarters and distribution facility in Atlanta, Georgia for a purchase price consisting of (i) $622,335 payable (x) by the issuance of 23,156 shares of Company Common Stock and (y) in cash in the amount of $311,167, and (ii) the assumption of debt in the amount of $477,664. In connection with the transaction, the Company also entered into a registration rights agreement dated as of August 28, 1997, pursuant to which the Company agreed to register for resale the shares of Company Common Stock issued pursuant to the Reorganization Agreement and the Real Estate Sales Agreement. Each of the Medapex Selling Stockholders entered into a two-year employment agreement and non-competition agreement with the Company. Since this acquisition, which took place on August 28, 1997, is recorded in the Company's Financial Statements as a "Pooling of Interests" all prior period statements have been restated to reflect this transaction.

     The acquisition of Medapex qualifies as a tax-free reorganization and was accounted for as a "pooling of interests." Accordingly, the Company's financial statements for periods prior to the combination have been restated to include the results of Medapex for all periods presented.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                                                                YEARS ENDED DECEMBER 31,
                                                      --------------------------------------------
                                                          1996            1995            1994
                                                      ------------    ------------    ------------
Net revenues:
  Graham-Field.....................................   $127,245,000    $100,403,000    $ 94,501,000
  Medapex..........................................     16,397,000      12,011,000      11,525,000
                                                      ------------    ------------    ------------
  Combined.........................................   $143,642,000    $112,414,000    $106,026,000
                                                      ============    ============    ============
Extraordinary loss, net:
  Graham-Field.....................................   $   (736,000)   $         --    $         --
  Medapex..........................................             --              --              --
                                                      ------------    ------------    ------------
  Combined.........................................   $   (736,000)   $         --    $         --
                                                      ============    ============    ============
Net (loss) income:
  Graham-Field.....................................   $(12,951,000)   $    738,000    $ (2,356,000)
  Medapex..........................................        342,000         309,000         377,000
                                                      ------------    ------------    ------------
  Combined.........................................   $(12,609,000)   $  1,047,000    $ (1,979,000)
                                                      ============    ============    ============

     The following summary presents unaudited pro forma consolidated results of operations for the years ended December 31, 1996 and 1995 as if the acquisitions described above occurred at the beginning of each of 1996 and 1995. This information gives effect to the adjustment of interest expense, income tax provisions, and to the assumed amortization of fair value adjustments, including the excess of cost over net assets acquired. Both the 1996 and 1995 pro forma information includes the write-off of certain purchased in-process research and development costs of $12,800,000, merger related expenses of $3,000,000, and the extraordinary item relating to the early retirement of indebtedness applicable to the Guaranteed Senior Notes. The pro forma net loss per common share has been calculated by assuming the payment of a dividend of 1.5% on both the Series B Preferred Stock and Series C Preferred Stock in the aggregate amount of $1,065,000 for each of the years ended December 31, 1996 and 1995. Conversion of the preferred stock was not assumed since the result would have been antidilutive.


                                                                        PRO FORMA
                                                              -----------------------------
                                                                  1996             1995
                                                              ------------     ------------
    Net Revenues............................................  $203,919,000     $184,364,000
                                                              ------------     ------------
    Loss Before Extraordinary Item..........................  $(21,088,000)    $(18,692,000)
                                                              ------------     ------------
    Net Loss................................................  $(21,824,000)    $(19,428,000)
                                                              ------------     ------------
    Common Per Share Data:
    Loss Before Extraordinary Item..........................  $      (1.13)    $      (1.05)
                                                              ------------     ------------
    Net Loss................................................  $      (1.17)    $      (1.09)
                                                              ------------     ------------
    Weighted Average Number of Common Shares Outstanding....    19,632,000       18,755,000
                                                              ------------     ------------


     On March 4, 1996, the Company sold its Gentle Expressions@ breast pump product line for $1,000,000 of which $500,000 was paid in cash with the balance in a secured subordinated promissory note in the aggregate principal amount of $500,000, payable over 48 months with interest at the prime rate plus one percent. The Company recorded a gain of $360,000, which is included in other revenue in the accompanying condensed consolidated statements of operations.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     Effective July 1, 1995, the Company acquired substantially all of the assets and liabilities of National Medical Excess Corp. ("NME"), a distributor of used and refurbished medical products, including respiratory and durable medical equipment. The NME acquisition was accounted for under the purchase method of accounting and accordingly, assets and liabilities were recorded at fair values at the date of acquisition. Results of operations of NME are included in the consolidated financial statements of the Company subsequent to that date. The purchase price, including acquisition expenses, was approximately $723,000 in cash, plus the assumption of certain liabilities. The excess of cost over the net assets acquired amounted to approximately $677,000.

3.  INVENTORIES

     Inventories consist of the following:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
        Raw materials.......................................  $ 8,423,000   $ 2,871,000
        Work-in-process.....................................    4,430,000     1,620,000
        Finished goods......................................   35,392,000    26,748,000
                                                              -----------   -----------
                                                              $48,245,000   $31,239,000
                                                              ===========   ===========

4.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                    DECEMBER 31,
                                                             --------------------------
                                                                 1996          1995
                                                             ------------   -----------
        Land and buildings.................................  $  1,462,000   $   333,000
        Equipment..........................................    17,490,000    14,833,000
        Furniture and fixtures.............................     1,629,000     1,600,000
        Leasehold improvements.............................     2,222,000     1,958,000
                                                              -----------   -----------
                                                               22,803,000    18,724,000
        Accumulated depreciation and amortization..........   (11,539,000)  (10,125,000)
                                                              -----------   -----------
                                                             $ 11,264,000   $ 8,599,000
                                                              ===========   ===========

     The Company recorded depreciation and amortization expense on the assets included in property, plant and equipment of $1,778,000, $1,704,000 and $1,762,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

5.  INVESTMENT IN LEVERAGED LEASE

     The Company was the lessor in a leveraged lease agreement entered into in December 1983, under which helicopters, having an estimated economic life of at least 22 years, were leased for a term of 16 years. The Company's equity investment represented 9% of the purchase price; the remaining 91% was furnished by third-party financing in the form of long-term debt that provided for no recourse against the Company and was secured by a first lien on the property. At the end of the lease term, the equipment was to be returned to the Company. The residual value was estimated to be 57% of the cost. As a result of certain market conditions and technological advancements, the Company recorded a charge in the fourth quarter of 1994 of approximately $500,000, which was included in selling, general and administrative expenses, to reflect the estimated impairment of the residual value of the helicopters.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     In May 1996, the Company liquidated its investment in the leveraged lease agreement. The cash proceeds of $487,000 approximated the recorded net investment in the lease at December 31, 1995.

6.  NOTES AND ACCEPTANCES PAYABLE

     On December 10, 1996, the Company entered into a syndicated three-year senior secured revolving credit facility (the "Credit Facility") for up to $55 million of borrowings, including letters of credit and banker's acceptances, arranged by IBJ Schroder Bank & Trust Company ("IBJ Schroder"), as agent. The proceeds from the Credit Facility were used to (i) refinance certain existing indebtedness of the Company, including the indebtedness (a) under the terms of the Note and Warrant Agreement dated as of March 12, 1992, as amended (the "John Hancock Note and Warrant Agreement"), with John Hancock Mutual Life Insurance Company ("John Hancock") (see Note 8), and (b) to The Chase Manhattan Bank, under the line of credit, (see below); and (ii) to provide for working capital needs of the Company. Under the terms of the Credit Facility, borrowings bear interest, at the option of the Company, at IBJ Schroder's prime rate (8.25% at December 31, 1996) or 2.25% above LIBOR, or 1.5% above the IBJ Schroder's bankers' acceptance rate. The Credit Facility is secured by the Company's inventory and proceeds thereof.

     The Credit Agreement contains certain customary terms and provisions, including limitations with respect to the incurrence of additional debt, liens, transactions with affiliates, consolidations, mergers and acquisitions, sales of assets, dividends and other distributions (other than the payment of dividends to BIL in accordance with the terms of the Series B and Series C Preferred Stock). In addition, the Credit Facility contains certain financial covenants, which become effective as of the end of the fiscal quarter ending June 30, 1997, and include a cash flow coverage and leverage ratio, and require specified levels of earnings before interest and taxes.

     Pursuant to the terms of the Credit Facility, the Company is prohibited from declaring, paying or making any dividend or distribution on any shares of the common stock or preferred stock of the Company (other than dividends or distributions payable in its stock, or split-ups or reclassifications of its stock) or apply any of its funds, property or assets to the purchase, redemption or other retirement of any common or preferred stock, or of any options to purchase or acquire any such shares of common or preferred stock of the Company. Notwithstanding the foregoing restrictions, the Company is permitted to pay cash dividends in any fiscal year in an amount not to exceed the greater of (i) the amount of dividends due BIL under the terms of the Series B and Series C Preferred Stock in any fiscal year, or (ii) 12.5% of net income of the Company on a consolidated basis, provided, that no event of default or default shall have occurred and be continuing or would exist after giving effect to the payment of the dividends.

     At December 31, 1995, the Company had an unsecured line of credit with The Chase Manhattan Bank available for letters of credit, acceptances and direct borrowings. The total amount available under the line of credit was $15,000,000. The line was available for direct borrowings in the amount of up to $5,000,000 and provided for commercial letter of credit and bankers acceptances. This line of credit expired on December 31, 1996; however, amounts outstanding at that date for bankers acceptances and letters of credit mature through March 31, 1997.

     At December 31, 1996, the Company had aggregate direct borrowings under both banks' facilities of $13,985,000 and acceptances payable of $19,800,000. The weighted average interest rate on the amounts outstanding as of December 31, 1996 was 7.65%. Open letters of credit at December 31, 1996 were $1,568,000 relating to trade credit and $6.0 million for other requirements.

     At December 31, 1995, the Company had direct borrowings of $2,100,000 and $5,000,000 utilized under acceptances payable. The weighted average interest rate on the amounts outstanding as of December 31, 1995 was 8.6%.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

7.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                     DECEMBER 31,
                                                                -----------------------
                                                                   1996         1995
                                                                ----------   ----------
        Note payable to BIL(a)................................  $4,000,000           --
        Notes payable to International Business Machines Corp.
          ("IBM")(b)..........................................   1,019,000   $1,550,000
        Capital lease obligations(c)..........................   1,344,000           --
        Other(d)..............................................   2,188,000      490,000
                                                                ----------   ----------
                                                                 8,551,000    2,040,000
        Less current maturities...............................   2,016,000      578,000
                                                                ----------   ----------
                                                                $6,535,000   $1,462,000
                                                                ==========   ==========

---------------
(a) On July 18, 1996, an affiliate of BIL provided the Company with a loan in the amount of $4,000,000, at an effective interest rate of 8.8%. The loan was used to fund the acquisition of V.C. Medical and for general corporate purposes. In connection with the acquisition of Everest & Jennings, the indebtedness owing by the Company to BIL was exchanged for the BIL Note. Under the terms of the BIL Note, the Company has the right to reduce the principal amount of the BIL Note in the event punitive damages are awarded against the Company or any of its subsidiaries which relate to any existing product liability claims of Everest & Jennings and/or its subsidiaries involving a death prior to September 3, 1996.

(b) In connection with the development of the Company's St. Louis Distribution Center, the Company entered into an agreement with IBM to provide the computer hardware and software, and all necessary warehousing machinery and equipment including installation thereof. This project was primarily financed through IBM by the issuance of the Company's unsecured notes which corresponded to various components of the project. The unsecured notes mature through October 2000, with interest rates ranging from 7.68% to 11.53%.

(c) At December 31, 1996, the Company is obligated under certain lease agreements for equipment which have been accounted for as capital leases. The capital leases were acquired in connection with the acquisition of Everest & Jennings. Future minimum payments in the aggregate are as follows:

                             YEAR ENDED DECEMBER 31                  AMOUNT
                -------------------------------------------------  ----------
                1997.............................................  $  954,000
                1998.............................................     476,000
                1999.............................................      13,000
                                                                   ----------
                Total............................................   1,443,000
                Less amounts representing interest...............      99,000
                                                                   ----------
                Present value of future minimum lease payments...  $1,344,000
                                                                   ==========

     The net book value of assets held under capital lease obligations amounted to $424,000 at December 31, 1996.

(d) Other long-term debt consists primarily of a mortgage payable in the amount of $1,100,000 due in monthly installments of $22,906 through November 1998, with a final payment of approximately $570,000 due on November 30, 1998, and bearing interest at prime plus one-half percent. In addition, the Company has a credit facility for its Mexican subsidiary, of which $500,000 was outstanding as of December 31, 1996. Borrowings under the credit facility bear interest at approximately 13%. The Mexican borrowings are secured by the assets of the Mexican subsidiary. The borrowings are payable in

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES semi-annual installments of $100,000 through 1999. Also, the Company assumed debt in the amount of $478,000 pursuant to its acquisition of Medapex's principal headquarters in Atlanta. This debt is in the form of a note payable (the "Note") to the local bank with a remaining term of approximately 7 years. The Note, which is collateralized by the principal headquarters, requires the payment of interest at 72% of the current prime rate (8.5% as of the date which the Company assumed the Note). Since this acquisition, which took place on August 28, 1997, is recorded in the Company's Financial Statements as a "Pooling of Interests" all prior period statements have been restated to reflect this transaction.

     The scheduled maturities of the long-term debt obligations, excluding the present value of minimum payments on capital lease obligations, are as follows:

                             YEAR ENDED DECEMBER 31                  AMOUNT
                -------------------------------------------------  ----------
                1997.............................................  $1,166,000
                1998.............................................   1,484,000
                1999.............................................     192,000
                2000.............................................      86,000
                2001 and beyond..................................   4,279,000
                                                                   ----------
                                                                   $7,207,000
                                                                   ==========

8.  GUARANTEED SENIOR NOTES

     On March 12, 1992, under the John Hancock Note and Warrant Agreement, the Company privately sold at par to John Hancock its 8.28% Guaranteed Senior Notes due February 29, 2000 (the "Guaranteed Senior Notes"), in the aggregate principal amount of $20,000,000 (the "John Hancock Indebtedness"), and five-year warrants to purchase 125,000 shares of the common stock of the Company at an exercise price of $12 per share. During 1993, the John Hancock Note and Warrant Agreement was amended to modify the terms of certain financial covenants and the terms of the warrants issued to John Hancock. The amendment to the John Hancock Note and Warrant Agreement provided for, among other things, an increase in the number of shares available for issuance under the warrants from 125,000 shares to 250,000 shares of the common stock of the Company (the "Initial Warrants"), a reduction in the exercise price of the warrants from $12.00 to $5.50 per share, and an extension of the expiration date of the warrants to February 29, 2000. The Initial Warrants, which were revalued as of the date of amendment, have been valued at $365,000, and are being amortized as additional interest over the remaining term of the debt. At December 30, 1994, the John Hancock Note and Warrant Agreement was amended to modify the terms of certain financial covenants. In connection with the amendment, the Company issued to John Hancock additional warrants to purchase 90,000 shares of the common stock of the Company (the "Additional Warrants") at an exercise price of $5.25 per share, with an expiration date of February 29, 2000. The Additional Warrants were valued at $90,000 and were amortized as additional interest over the remaining term of the debt. As a result of the Company's offshore private placement of 1,071,655 shares of common stock completed in September 1995, additional warrants to purchase 5,336 shares of the common stock of the Company were issued to John Hancock. In connection with the Company's offshore private placement, the exercise prices of the warrants were adjusted from $5.50 per share to $5.42 per share with respect to the Initial Warrants and from $5.25 per share to $5.17 per share with respect to the Additional Warrants.

     In connection with the issuance and amendments to the Guaranteed Senior Notes, issuance costs of approximately $506,000, net of accumulated amortization of $331,000, were included in other assets at December 31, 1995. Such costs were amortized over the term of the Guaranteed Senior Notes.

     During December 1996, the Company retired the John Hancock Indebtedness with proceeds from the Company's Credit Facility with IBJ Schroder. In connection with the early retirement of the John Hancock

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Indebtedness, the Company incurred charges relating to the "make-whole" payment and the write-off of all unamortized financing costs associated with the John Hancock Note and Warrant Agreement. The charges amounted to $736,000 (net of a tax benefit of $383,000), and are reported as an extraordinary item in the accompanying consolidated statements of operations.

9.  STOCKHOLDERS' EQUITY

     On March 23, 1989, the Company declared, and on July 21, 1989 the stockholders approved, a dividend distribution to stockholders of record on July 21, 1989 of one right for each outstanding share of the Company's common stock pursuant to a Rights Agreement dated as of July 21, 1989, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "1989 Rights Agreement").

     On September 3, 1996, immediately prior to the execution of the Merger Agreement, the Company entered into an amendment to the 1989 Rights Agreement, with the effect of exempting the events and transactions contemplated by the Merger Agreement and the Amended and Restated Stockholder Agreement dated as of September 3, 1996, as amended on September 19, 1996, by and among the Company and Irwin Selinger (the "Stockholder Agreement"), from the 1989 Rights Agreement. In addition, on that date the rights previously issued under the 1989 Rights Agreement were called for redemption on September 17, 1996.

     On September 3, 1996, the Company also entered into a new Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent (the "1996 Rights Agreement"). As contemplated by the 1996 Rights Agreement, the Company's Board of Directors declared a dividend of one new preferred share purchase right (a "Right") for each outstanding share of the common stock of the Company outstanding on September 17, 1996. Each Right entitles the holder thereof to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares") at a price of $35.00 per one one-hundredth of a Preferred Share, subject to adjustment as provided in the 1996 Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired (an "Acquiring Person") beneficial ownership of 15% or more of the outstanding shares of capital stock of the Company entitled generally to vote in the election of directors ("Voting Shares") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the common stock certificates outstanding as of the record date, by such common stock certificate. Notwithstanding the foregoing, BIL will not be an Acquiring Person by virtue of its ownership of any Voting Shares acquired in accordance with the Merger Agreement or the Stockholder Agreement (the "BIL Voting Shares"), but BIL will become an Acquiring Person if it acquires any Voting Shares other than BIL Voting Shares or shares distributed generally to the holders of any series or class of capital stock of the Company. In addition, the 1996 Rights Agreement contains provisions exempting the Merger and the other events and transactions contemplated by the Merger Agreement and the Stockholder Agreement from the 1996 Rights Agreement.

     The 1996 Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the common stock of the Company. The Rights are not exercisable until the Distribution Date. The Rights will expire on September 3, 2006.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES aggregate dividend of 100 times the dividend declared per share of common stock of the Company. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Preferred Share will have 100 votes, voting together with the shares of common stock of the Company. In the event of any merger, consolidation or other transaction in which the common stock of the Company is exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of common stock of the Company. The Rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock of the Company.

     In the event the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the 1996 Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise that number of shares of common stock of the Company having a market value of two times the exercise price of the Right. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Voting Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to a person or group of affiliated or associated persons becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights in accordance with this paragraph, the right to exercise the Rights will terminate and the only right of the holder of the Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to (a) lower certain thresholds described above to not less than the greater of
(i) any percentage greater than the largest percentage of the outstanding Voting Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, (b) fix a Final Expiration Date later than September 3, 2006, or (c) reduce the Redemption Price, (d) increase the Purchase Price, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

     As long as the Rights are attached to the common stock of the Company, the Company will issue one Right with each new share of common stock so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance 300,000 Preferred Shares upon exercise of the Rights.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     On November 27, 1996, in connection with the acquisition of Everest & Jennings (see Note 2), the Company issued $61 million stated value of Series B Preferred Stock and $10 million stated value of Series C Preferred Stock to BIL, and issued an aggregate of 4,444,933 shares of the Company's common stock. The Series B Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the common stock of the Company and the Series C Preferred Stock, is not subject to redemption and is convertible into shares of the common stock of the Company (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share), (y) at the option of the Company, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to customary antidilution adjustments.

     The Series C Preferred Stock is entitled to a dividend of 1.5% per annum payable quarterly, votes on an as-converted basis as a single class with the common stock of Company and the Series B Preferred Stock, is subject to redemption as a whole at the option of the Company on the fifth anniversary of the date of issuance at stated value and, if not so redeemed, will be convertible into shares of the common stock of the Company automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to customary antidilution adjustments.

     In September 1995, the Company completed an offshore private placement of 1,071,655 shares of the common stock of the Company with various European institutional investors. The net proceeds of $3,471,000 realized from the offering were used for general corporate purposes.

     On November 27, 1996, the Company amended its certificate of incorporation to provide for, among other things, an increase in the number of authorized shares of common stock from 40,000,000 to 60,000,000 shares.

     On September 4, 1996, the Company acquired substantially all of the assets of V.C. Medical, in consideration of the issuance of 32,787 shares of the common stock.

     Under the Company's stock option program, the Company is authorized to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock grants and restored options. Incentive stock options may be granted at not less than 100% (110% for owners of more than 10% of the Company's outstanding common stock) of the fair market value of the Company's common stock at the date of grant. Stock options outstanding under the program generally vest and are exercisable at a rate of 50% per annum. Effective as of December 21, 1995, directors' options to purchase 10,000 shares of the common stock of the Company are granted to eligible directors each January 2, at an exercise price equal to the fair market value of the common stock at the date of grant. Directors' options are exercisable one-third each year for three years, and have a term of ten years. Incentive and non-qualified options expire five years from the date of grant.

     In 1992, the Company amended its stock option program to increase the maximum number of shares available under the program from 900,000 to 1,500,000. In 1995, the Company amended its stock option program to increase the maximum number of shares available under the program from 1,500,000 to 2,100,000. In 1996, the plan was further amended to increase the maximum number of shares available from 2,100,000 to 3,000,000.

     During 1996, 1995 and 1994, officers of the Company surrendered 45,517, 14,518 and 28,943 shares, respectively, of the Company's common stock with a fair market value of $165,000, $50,000 and $126,000, respectively, in satisfaction of the exercise price of stock options to purchase 50,000, 25,000 and 58,187 shares, respectively, of common stock of the Company. The shares received in satisfaction of the exercise price of stock options were recorded as treasury stock and were retired on a quarterly basis as authorized by the Board of Directors. Accordingly all such shares have been restored as authorized and unissued shares of common stock.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     The Company has elected to comply with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternate fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models which were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized in connection with the grant of stock options under the Company's stock option program.

     In accordance with FASB Statement No. 123, pro-forma information regarding net loss and loss per common share has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk-free interest rate of 6.5%; dividend yields on the preferred stock of 1.5%, volatility factors of the expected market price of the Company's common stock of .41 and .42; and a weighted-average expected life of the option of 3.2 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options due to changes in subjective input assumptions which may materially affect the fair value estimate, and because the Company's employee stock options have characteristics significantly different from those of traded options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information is as follows:

                                                                 1996           1995
                                                             ------------     --------
        Pro forma net (loss) income........................  $(13,098,000)    $953,000
        Pro forma net (loss) income per share..............  $       (.85)    $    .07

     FASB Statement No. 123 is applicable only to options granted subsequent to December 31, 1994. Accordingly, the pro forma effect will not be fully reflected until 1997.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     Information with respect to options during the years ended December 31, 1996 and 1995 under FASB Statement No. 123 and for the year ended December 31, 1994 under APB 25 is as follows:

                                          1996                  1995                     1994
                                  --------------------   -------------------   -------------------------
                                              WEIGHTED              WEIGHTED                  OPTION
                                              EXERCISE              EXERCISE                 EXERCISE
                                   OPTIONS     PRICE     OPTIONS     PRICE     OPTIONS        PRICE
                                  ---------   --------   --------   --------   --------   --------------
Options outstanding -- beginning
  of year.......................    912,645    $ 5.49     818,379    $ 6.10     824,886    $ 2.00-$11.75
Options granted:
  Incentive options.............    699,121      6.45     257,432      3.47     144,278    $4.125-$5.913
  Directors' options............     90,000      3.25      91,852      3.65      50,000    $ 4.75-$5.375
  Non-qualified options.........     91,764      6.02          --                29,165    $4.125-$5.913
Options exercised...............   (103,255)    (3.83)    (86,500)    (2.58)   (149,250)   $ 2.00-$ 3.00
Options cancelled and expired...    (47,100)    (4.87)   (168,518)    (5.79)    (80,700)   $ 2.00-$11.75
                                  ---------    ------    --------    ------    --------
Options outstanding -- end of
  year..........................  1,643,175    $ 5.77     912,645    $ 5.49     818,379    $ 2.00-$11.75
                                  =========    ======    ========    ======    ========
Options exercisable at end of
  year..........................    582,244    $ 5.45     483,929    $ 4.95     507,686
                                  =========    ======    ========    ======    ========
Weighted average fair value of
  options granted during the
  year..........................  $    2.10              $   1.20
                                  =========              ========

     Exercise prices for options outstanding as of December 31, 1996 were as follows:

                               NUMBER OF
                                OPTIONS                           RANGE OF EXERCISE PRICES
        --------------------------------------------------------  ------------------------
           20,000...............................................         $2.00-$2.99
         409,535................................................          3.00- 3.99
         198,922................................................          4.00- 4.99
         194,400................................................          5.00- 5.99
           44,000...............................................          6.00- 6.99
         725,050................................................          7.00- 7.99
           51,268...............................................           Over 8.00
        ----------
        1,643,175
        ==========

     The weighted average remaining contractual life of those options is 5 years.

     Shares of common stock reserved for future issuance as of December 31, 1996 are as follows:

                                                                       NUMBER OF SHARES
                                                                       ----------------
        Stock options................................................      2,240,163
        Warrants issued to John Hancock..............................        345,336
        Series B Preferred Stock.....................................      3,935,483
        Series C Preferred Stock.....................................        500,000
                                                                           ---------
                                                                           7,020,982
                                                                           =========

     The exercise of non-qualified stock options and disqualifying dispositions of incentive stock options resulted in Federal and state income tax benefits to the Company equal to the difference between the market price at the date of exercise or sale of stock and the exercise price of the option. Accordingly, during 1996, 1995 and 1994, approximately $38,000, $38,000 and $42,000, respectively, was credited to additional paid in capital.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

10.  INCOME TAXES

     At December 31, 1996, the Company had aggregate net operating loss carryforwards of approximately $22,745,000 for income tax purposes which expire at various dates from 2008 to 2010, of which approximately $20,480,000 were acquired in connection with the Everest & Jennings acquisition and expire primarily in 2010 and are limited as to use in any particular year. In addition, at December 31, 1996, the Company had approximately $890,000 (net of a 35% reduction of investment tax credits as a result of the Tax Reform Act of 1986) of investment, research and development, jobs tax and AMT credits, for income tax purposes which expire primarily in 1999, and which includes alternative minimum tax credits of $500,000 which have no expiration date. The Company has provided a valuation allowance in the fourth quarter of 1996 amounting to approximately $400,000, since the credits are available only through the expiration dates, and only after the utilization of available net operating loss carryforwards. In 1995, the Company recorded deferred State tax benefits previously not recognized as a component of the net operating loss carryforwards.

     For financial reporting purposes, due to prior years losses of Everest & Jennings, and SRLY limitations, a full valuation allowance of approximately $14,494,000 has been recognized in the purchase of Everest & Jennings to offset the net deferred tax assets related to the acquired tax attributes. If realized, the tax benefit for those items will be recorded as a reduction to the excess cost over net assets acquired. In addition, the Company has provided an additional valuation allowance of $600,000 against a portion of its remaining net deferred tax asset at December 31, 1996 due to the recent acquisition of Everest & Jennings. The amount of the remaining deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

                                                                    1996            1995
                                                                ------------     ----------
    Deferred Tax Assets:
      Net operating loss carryforwards........................  $  7,893,000     $3,043,000
      Tax credits.............................................       890,000        744,000
      Accounts receivable allowances..........................     2,600,000        723,000
      Inventory related.......................................     2,575,000      1,226,000
      Deferred rent...........................................       382,000        403,000
      Other reserves and accrued items........................     4,765,000         77,000
                                                                ------------     ----------
                                                                  19,105,000      6,216,000
      Valuation allowance for deferred assets.................   (15,549,000)       (55,000)
                                                                ------------     ----------
    Total deferred tax assets.................................     3,556,000      6,161,000
                                                                ============     ==========
    Deferred Tax Liabilities:
      Tax in excess of book depreciation......................     1,696,000      1,713,000
      Leveraged lease.........................................            --        506,000
      Prepaid expenses........................................       254,000        250,000
      Amortization of intangibles.............................       668,000        477,000
      Other...................................................            --        131,000
                                                                ------------     ----------
    Total deferred tax liabilities............................     2,618,000      3,077,000
                                                                ------------     ----------
    Net deferred tax assets...................................  $    938,000     $3,084,000
                                                                ============     ==========

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     Significant components of the provision (benefit) for income taxes are as follows:

                                                          1996          1995         1994
                                                       ----------     --------     ---------
    Current:
      Federal........................................  $  328,000     $129,000     $ 177,000
      State and local................................      86,000       71,000        44,000
      Foreign........................................       9,000           --            --
                                                       ----------     --------     ---------
                                                          423,000      200,000       221,000
    Deferred Federal and state.......................   2,495,000      494,000      (956,000)
                                                       ----------     --------     ---------
                                                       $2,918,000     $694,000     $(735,000)
                                                       ==========     ========     =========

     The following is a reconciliation of income tax computed at the Federal statutory rate to the provision for taxes:

                                                     1996                    1995                   1994
                                             ---------------------    ------------------    ---------------------
                                               AMOUNT      PERCENT     AMOUNT    PERCENT      AMOUNT      PERCENT
                                             -----------   -------    --------   -------    -----------   -------
Tax expense (benefit) computed at statutory
  rate.....................................  $(3,045,000)    (34)%    $592,000      34%     $  (923,000)    (34)%
Expenses not deductible for income tax
  purposes:
  Amortization of excess of cost over net
    assets acquired........................      276,000       3%      286,000      16%         239,000       9%
  In-process R&D costs.....................    4,352,000      49%           --      --               --      --
  Other....................................       32,000      --         7,000       1%          43,000       1%
State tax expense (benefit), net of Federal
  benefit..................................      303,000       3%      121,000       7%         (94,000)     (3)%
Previously unrecognized State tax
  benefits.................................           --      --      (312,000)    (18)%             --      --
Valuation allowance on net deferred tax
  assets...................................    1,000,000      11%           --      --               --      --
                                              ----------     ---      ---------    ---      ------------    ---
                                             $ 2,918,000      32%     $694,000      40%     $  (735,000)    (27)%
                                              ==========     ===      =========    ===      ============    ===

11.  EMPLOYEE BENEFIT PLANS

     The Company has a non-contributory defined benefit pension plan covering employees of its subsidiary, Everest & Jennings Inc. and two non-contributory defined benefit pension plans for the non-bargaining unit salaried employees ("Salaried Plan") and employees subject to collective bargaining agreements ("Hourly Plan") at its Smith & Davis subsidiary. Effective May 1, 1991, benefits accruing under the Everest & Jennings, Inc. Pension Plan were frozen. During 1991, Everest & Jennings froze the Hourly Plan and purchased participating annuity contracts to provide for accumulated and projected benefit obligations. Everest & Jennings also froze the Salaried Plan effective as of January 1, 1993. Accordingly, no pension cost has been reflected in the accompanying statement of operations.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     The following table sets forth the status of these plans and the amounts recognized in the Company's consolidated financial statements.

                                                                                 1996
                                                                              -----------
    Actuarial present value of benefit obligations:
      Vested benefit obligation.............................................  $17,567,000
                                                                              -----------
      Accumulated benefit obligation........................................  $17,567,000
                                                                              -----------
    Projected benefit obligation for services rendered to date..............  $17,567,000
    Plan assets at fair value, primarily listed stocks, bonds, investment
      funds and annuity contracts...........................................   14,746,000
                                                                              -----------
    Projected benefit obligation in excess of plan assets...................    2,821,000
    Unrecognized transition amount..........................................           --
    Unrecognized loss from change in discount rate..........................           --
                                                                              -----------
    Pension liability (current portion of $1,069,000).......................  $ 2,821,000
                                                                              ===========

     The following assumptions were used to determine the projected benefit obligations and plan assets:

                                                            EVEREST & JENNINGS,     SMITH & DAVIS
                                                                 INC. PLAN              PLANS
                                                            -------------------     -------------
                                                                   1996                 1996
                                                            -------------------     -------------
    Weighted-average discount rate........................          7.5%                 7.5%
    Expected long-term rate of return on assets...........          9.0%                 9.0%

     No long-term rate for compensation increases were assumed as all participants are inactive and the plans are frozen.

     The Company also sponsors three 401(k) Savings and Investment Plans. One plan covers all full-time employees of the Company's wholly-owned subsidiary, Everest & Jennings, the other plan covers all full-time employees of the Company's wholly-owned subsidiary, Medapex, and the last plan covers the remaining employees of the Company. The Company does not contribute to its plan and the Everest & Jennings' plan. The Medapex plan matches 25% of the employees contribution up to a maximum contribution of 6% of the employee's salary. Amounts expensed for the Medapex plan for the fiscal years 1996 and 1995 were immaterial.

12.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 1996 and 1995, for which it is practicable to estimate that value:

     Cash and cash equivalents: The carrying amounts reported in the accompanying balance sheets approximate fair value.

     Notes and acceptances payable: The carrying amounts of the Company's borrowings under its credit facility approximate their fair value.

     Long-term debt: The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. At December 31, 1996 and 1995, the carrying amount reported approximates fair value.

     Investment in leveraged lease: The carrying amounts reported in the accompanying balance sheet for 1995 approximate fair value. Fair value is determined based on the current value of the underlying assets.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     Guaranteed Senior Notes: The fair value of the Company's Guaranteed Senior Notes is estimated using a discounted cash flow analysis based on current rates offered to the Company for debt of the same remaining maturity. At December 31, 1995, the fair value of such debt was approximately $19,200,000.

13.  COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company is a party to a number of noncancellable lease agreements for warehouse space, office space and machinery and equipment rental. As of December 31, 1996 the agreements extend for various periods ranging from 1 to 11 years and certain leases contain renewal options. Certain leases provide for payment of real estate taxes and include escalation clauses.

     For those leases which have escalation clauses, the Company has recorded rent expense on a straight-line basis. At December 31, 1996 and 1995, $933,000 and $984,000, respectively, of rent expense was accrued in excess of rental payments made by the Company.

     As of December 31, 1996, minimal annual rental payments under all noncancellable operating leases are as follows:

                            YEAR ENDED DECEMBER 31:
                ------------------------------------------------
                1997............................................  $ 3,174,000
                1998............................................    3,132,000
                1999............................................    3,007,000
                2000............................................    2,806,000
                2001............................................    2,788,000
                Thereafter......................................   11,230,000
                                                                  -----------
                                                                  $26,137,000
                                                                  ===========

     Rent expense for the years ended December 31, 1996, 1995 and 1994 approximated $2,805,000, $2,400,000, and $2,549,000, respectively.

  Legal Proceedings

     On June 19, 1996, a class action lawsuit was filed on behalf of all stockholders of Everest & Jennings (other than the named defendants) in the Delaware Court of Chancery, following announcement on June 17, 1996 of the original agreement in principle between Everest & Jennings and the Company. The class action names as defendants the Company, Everest & Jennings, Everest & Jennings' directors, and BIL. The class action challenges the transactions contemplated by the original agreement in principle, alleging, among other things, that (i) such transactions were an attempt to eliminate the public stockholders of Everest & Jennings at an unfair price, (ii) BIL will receive more value for its holdings in Everest & Jennings than its minority stockholders, (iii) the public stockholders will not be adequately compensated for the potential earnings of Everest & Jennings, (iv) BIL and the directors of Everest & Jennings breached or aided and abetted the breach of fiduciary duties owed to the stockholders (other than the defendants) by not exercising independent business judgment and having conflicts of interest, and (v) the Company aided and abetted and induced breaches of fiduciary duties by other defendants by offering incentives to members of management, either in the form of continued employment or monetary compensation and perquisites, in exchange for their approval of the merger. The class action seeks to rescind the merger or an award of rescissionary damages if it cannot be set aside, and also prays for an award of compensatory damages. The Company believes that it has valid defenses to the complaint's allegations of wrongdoing, and intends to vigorously defend the lawsuit.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     On May 21, 1996, the Company was sued by Minnesota Mining & Manufacturing Company ("3M") in a claim purportedly arising under federal, state and common law trademark, false advertising, and unfair competition laws, as well as for breach of, and interference with, contracts. 3M alleges that the Company is selling 3M products in violation of federal and state law, and seeks monetary damages in an unspecified amount, as well as injunctive relief against the Company's continued sale of 3M products. The claim was filed in the Southern District of New York. The Company vigorously denies the allegations of 3M's complaint, and has filed an answer denying the allegations of wrongdoing and asserting affirmative defenses. In addition, the Company has asserted counterclaims against 3M under federal antitrust laws, as well as an unfair competition claim. On October 16, 1996, 3M moved to dismiss the Company's antitrust counterclaims. Briefing of the motion has been completed and the parties are awaiting a decision. 3M has proposed a settlement of all claims pursuant to which the Company would, among other things, agree to restrict its purchases of 3M products to certain authorized 3M dealers, and make a payment of no more than $400,000. Although settlement discussions are ongoing, it is not possible to predict the outcome of such discussions.

     Everest & Jennings and its subsidiaries are parties to certain lawsuits and proceedings as described below (the "Everest & Jennings Proceedings"). Under the terms of the Stockholder Agreement, BIL has agreed to indemnify the Company and its subsidiaries against the Everest & Jennings Proceedings in the event the amount of losses, claims, demands, liabilities, damages and all related costs and expenses (including attorney's fees and disbursements) in respect of the Everest & Jennings Proceedings exceeds in the aggregate the applicable amounts reserved for such proceedings on the books and records of Everest & Jennings as of September 3, 1996. In view of BIL's obligation to indemnify the Company and its subsidiaries with respect to such proceedings, management does not expect that the ultimate liabilities, if any, with respect to such proceedings, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

     On July 17, 1990, a class action suit was filed in the United States District Court for the Central District of California by a stockholder of Everest & Jennings against Everest & Jennings and certain of its present and former directors and officers. The suit seeks unspecified damages for alleged non-disclosure and misrepresentation concerning Everest & Jennings in violation of federal securities laws. The district court dismissed the complaint on March 26, 1991, and plaintiff filed his first amended complaint on May 8, 1991. The district court again granted a motion to dismiss the entire action on November 26, 1991. Plaintiff then took an appeal to the Ninth Circuit, which reversed the district court's dismissal of the first amended complaint and remanded the case to the district court for further proceedings. On March 25, 1996, the district court granted Plaintiff's motion to certify a class composed of purchasers of the Everest & Jennings' common stock during the period from March 31, 1989 to June 12, 1990. Plaintiff's counsel has not as yet submitted to the court any proposed notice of class certification and, consequently, the members of the class have not been notified that the court has certified the case to proceed as a class action. Everest & Jennings has received and filed responses and objections to a document request, but further action has been deferred to allow the parties to discuss possible settlement. Everest & Jennings has ordered the parties to file and plaintiff's counsel has filed monthly reports on the status of settlement discussions since September 1996. There are numerous defenses which Everest & Jennings intends to assert to the allegations in the first amended complaint if settlement cannot be reached on acceptable terms. Under Everest & Jennings' directors and officers insurance policy, Everest & Jennings has coverage against liabilities incurred by its directors and officers, subject to a self-insured retention of $150,000 (which has been exceeded by defense costs incurred to date). The carrier has contended that fifty percent of the liability and expenses in the case must be allocated to Everest & Jennings, which is not an insured defendant, and fifty percent to the insured former director and officer defendants. This proceeding constitutes an Everest & Jennings Proceeding, which is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

     Die Cast Products, Inc., a former subsidiary of Everest & Jennings, was named as a defendant in a lawsuit filed by the State of California pursuant to the Comprehensive Environmental Response, Compensa-

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES tion and Liability Act 42 U.S.C.sec.sec.9601 et seq. Everest & Jennings was originally notified of this action on December 10, 1992. A settlement was reached at an October 5, 1995 Mandatory Settlement Conference before Judge Rea in the Federal District Court of the Central District of California. The state of California has agreed to accept the sum of $2.6 million as settlement for all past costs and future remedial work. Everest & Jennings' share of the settlement with the state of California has amounted to $41,292.30, which sum was paid on January 3, 1997. No further claims or assessments with respect to this matter are anticipated at this time. This proceeding constitutes an Everest & Jennings Proceeding, which is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

     In March, 1993, Everest & Jennings received a notice from the U.S. Environmental Protection Agency ("EPA") regarding an organizational meeting of generators with respect to the Casmalia Resources Hazardous Waste Management Facility ("Casmalia Site") in Santa Barbara County, CA. The EPA alleges that the Casmalia Site is an inactive hazardous waste treatment, storage and disposal facility which accepted large volumes of commercial and industrial wastes from 1973 until 1989. In late 1991, the Casmalia Site owner/operator abandoned efforts to actively pursue site permitting and closure and is currently conducting only minimal maintenance activities. An agreement in principle now has been reached between the Casmalia Steering Committee ("CSC") and the EPA for a settlement of the majority of the Casmalia site liability. The Steering Committee represents approximately 50 of the largest volume generators at the Casmalia site. It is anticipated that the agreement will be formalized and embodied in a Consent Decree in the summer and fall of 1997. Pursuant to the settlement, the CSC members are committing to perform and fund Phase I work at the site. It is estimated that the Phase I work being committed to will cost approximately $30 to $35 million dollars and will take three to five years to complete. This cost will be allocated to Steering Committee members based upon their volume of waste sent to the site. Everest & Jennings accounts for 0.8% of the waste. Thus, by participating in the Phase I settlement, Everest & Jennings has committed to payments of approximately $280,000 to be spread over a three to five year period. Pursuant to the settlement, Everest & Jennings will be released from further obligation for thirty (30) years. In addition, the Steering Committee companies are seeking to recover from the owner and operator of the site. Any such recovery will diminish Everest & Jennings's payout pursuant to the settlement. This proceeding constitutes an Everest & Jennings Proceeding, which is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

     In 1989, a patent infringement case was initiated against Everest & Jennings and other defendants in the U.S. District Court, Central District of California. Everest & Jennings prevailed at trial with a directed verdict of patent invalidity and non-infringement. The plaintiff filed an appeal with the U.S. Court of Appeals for the Federal Circuit. On March 31, 1993, the Court of Appeals vacated the District Court's decision and remanded the case for trial. Impacting the retrial of this litigation was a re-examination proceeding before the Board of Patent Appeals with respect to the subject patent. A ruling was rendered November 23, 1993 sustaining the claim of the patent which Everest & Jennings Inc. has been charged with infringing. Upon the issuance of a patent re-examination certificate by the U.S. Patent Office, the plaintiff presented a motion to the District Court requesting a retrial of the case. Everest & Jennings presented a Motion for Summary Judgment of Noninfringement based in part upon the November 23, 1993 decision of the Board of Patent Appeals. The Motion was granted in follow-up conferences and an official Judgment was entered November 17, 1994. Following the appeal by the plaintiffs, the case has been remanded to the U.S. District Court, Central District of California, for further consideration. Everest & Jennings believes that this case is without merit and intends to contest it vigorously. The ultimate liability of Everest & Jennings, if any, cannot be determined at this time. This proceeding constitutes an Everest & Jennings Proceeding, which is covered under BIL's indemnification obligations pursuant to the terms and provisions of the Stockholder Agreement.

     Following a jury trial on July 15, 1996, a verdict was rendered in the District Court of the First Judicial District of the State of New Mexico in a civil product liability law suit (Chris Trew et al. vs. Smith and Davis Manufacturing Company, Inc., No. SF95-354) against Smith & Davis Manufacturing Company, a wholly-

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES owned subsidiary of Everest & Jennings ("Smith & Davis"), in the amount of $635,698.12 actual damages, prejudgment interest and costs, plus $4 million punitive damages. The suit was instituted on February 25, 1995 by the children and surviving heirs and personal representatives of a nursing home patient in Carlsbad, New Mexico who died on September 28, 1993 after her head became pinned between a bed rail allegedly manufactured by Smith & Davis and her bed. The suit alleged that the bed rail in question was defective and unsafe for its intended purpose, that Smith & Davis was negligent in designing, manufacturing, testing and marketing such bed rails, and that the negligence of the nursing home in question was the proximate cause of decedent's injuries and death. The nursing home reached a settlement with Plaintiffs prior to trial. Judgment was entered on the jury verdict, which bears interest at the rate of 15% from August 30, 1996 until paid. On October 15, 1996, Plaintiffs filed a related case in the Circuit Court of the County of St. Louis, Missouri (Chris Trew, et. al. v. Everest & Jennings, et al., Cause No. 96CC-000456, Division 39), which seeks a declaratory judgment against Everest & Jennings and BIL to pierce their respective corporate veils and holding them jointly and severally liable for the full amount of the New Mexico judgment. On February 26, 1997, the parties agreed in principle to a proposed settlement in which the Plaintiffs would receive $3 million, of which Everest & Jennings estimates that approximately $1.5 million will be paid by Everest & Jennings' insurance carriers, however, Everest & Jennings may seek additional recovery from the insurance carriers. The amounts required to be paid in the proposed settlement in excess of any insurance recoveries will be borne, in whole or in part, by BIL under the indemnification terms and provisions contained in the Stockholder Agreement and/or through the Company's right of offset under the BIL Note.

     While the results of the lawsuits and other proceedings referred to above cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

     The Company and its subsidiaries are parties to other lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

COLLECTIVE BARGAINING AGREEMENTS

     The Company is a party to five (5) collective bargaining agreements covering the Company's facilities located in Hauppauge, New York; Passaic, New Jersey; Earth City, Missouri; Ontario, Canada; and Guadalajara, Mexico. The collective bargaining agreements cover approximately 620 employees. The collective bargaining agreements for Hauppauge, New York; Passaic, New Jersey; Earth City, Missouri; Ontario, Canada; and Guadalajara, Mexico are scheduled to expire on September 30, 1997, July 27, 1999, September 13, 1999, July 24, 1998 and December 31, 1997, respectively.

     The Company has never experienced an interruption or curtailment of operations due to labor controversy, except for a three-day period during the summer of 1993 in which the Company experienced a strike at its Passaic, New Jersey facility, which did not have a material adverse effect on the Company's operations. The Company considers its employee relations to be satisfactory.

14.  OTHER MATTERS

     During the fourth quarter of 1996, the Company recorded charges of $15,800,000 related to the acquisition of Everest & Jennings. The charges included $12,800,000 related to the write-off of purchased in-process research and development costs (see Note 2) and $3,000,000 for other merger related charges (see Note 2).

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     In addition, the Company recorded an extraordinary item of $736,000 (net of tax benefit of $383,000) related to the early extinguishment of the John Hancock Indebtedness in the fourth quarter of 1996 (see Note 8).

     During the fourth quarter of 1994, the Company recorded non-recurring expenses of approximately $1,321,000 which were included in selling, general and administrative expenses at December 31, 1994, of which approximately $612,000 was included in accrued expenses. These non-recurring expenses were related to the estimated impairment of the residual value related to the Company's investment in leveraged lease (see Note 5), an accrual for severance and other employee costs related to employees terminated during the fourth quarter of 1994 and first quarter of 1995, an accrual for sales and franchise taxes related to in process audits being conducted by multiple states for the periods of 1988 through 1992, and costs related to a terminated acquisition attempt and a lease arbitration proceeding with respect to the Company's principal manufacturing facility.

15.  MAJOR CUSTOMERS

     In 1994, the Company derived approximately 10% of its revenues from Apria Healthcare Group, Inc. (formerly Abbey Home Healthcare, which merged with Homedco in June 1995). On September 1, 1995, the Company announced that its current supply agreement with Apria would not be renewed in 1996, and will expire by its terms on December 31, 1995. During fiscal year 1995 and 1994, the Company's product sales to Apria were approximately $8.1 million and $10.3 million, respectively, which represented approximately 7% and 10%, respectively, of the Company's product sales. The Company's sales to Apria generate gross profit margins of approximately 20%, which is significantly lower than the Company's sales to its other customers which generate gross profit margins of approximately 33%. During 1996, no single customer or buying group accounted for more than 10% of the Company's revenues.

16.  SUBSEQUENT EVENTS

     On February 28, 1997, Everest & Jennings Canada acquired substantially all of the assets and certain liabilities of Motion 2000 Inc. and its wholly-owned subsidiary, Motion 2000 Quebec Inc., for a purchase price equal to Cdn. $2.9 million (Canadian Dollars) (approximately $2.15 million). The purchase price was paid by the issuance of 187,733 shares of the common stock of the Company valued at $11.437 per share, of which 28,095 shares were delivered into escrow. The purchase price is subject to adjustment if the final determination of the closing date net book value of the assets acquired by Everest & Jennings Canada is equal to or less than Cdn. $450,000 (Canadian Dollars) (approximately $333,000). All of the escrowed shares will be held in escrow until the earlier to occur (the "Initial Release Date") of June 28, 1997, or the final resolution of the purchase price. On the Initial Release Date, a portion of the escrowed shares will be released in an amount equal to the difference between (i) 28,095 shares and (ii) the sum of the number of (x) any escrowed shares subject to any indemnification claims, (y) any escrowed shares used to satisfy any adjustment to the purchase price, and (z) 18,729 shares. The balance of the escrowed shares will be released on December 31, 1997, subject to any claims for indemnification.

     On March 7, 1997, Everest & Jennings acquired Kuschall of America, Inc., a manufacturer of pediatric wheelchairs, high-performance adult wheelchairs and other rehabilitation products, for a purchase price of $1,510,000, representing the net book value of Kuschall. The purchase price was paid by the issuance of 116,154 shares of the common stock of the Company valued at $13.00 per share, of which 23,230 shares were delivered into escrow. The escrow shares will be released on March 7, 1999, subject to any purchase price adjustments in favor of the Company and claims for indemnification.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

               GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARY

                                                             COL. C
                                                          ------------
                                                           ADDITIONS
                                                          ------------
                                              COL. B           1               COL. D             COL. E
                                           ------------    ADDITIONS     -------------------   -------------
                 COL. A                     BALANCE AT      CHARGED               2            OTHER CHARGES       BALANCE AT
-----------------------------------------  BEGINNING OF     TO COSTS      CHARGED TO OTHER     ADD (DEDUCT)          END OF
               DESCRIPTION                    PERIOD      AND EXPENSES   ACCOUNTS -- DESCRIBE   -- DESCRIBE          PERIOD
-----------------------------------------  ------------   ------------   -------------------   -------------       -----------
Allowance for doubtful accounts:
  Year ended December 31, 1996...........   $1,811,000     $  606,000        $ 5,077,000(2)     $  (251,000)(1)    $ 7,243,000
  Year ended December 31, 1995...........    1,987,000        451,000             10,000(2)        (637,000)(1)      1,811,000
  Year ended December 31, 1994...........    2,564,000        595,000                 --         (1,172,000)(1)      1,987,000

Valuation allowance for net deferred tax
  assets:
  Year ended December 31, 1996...........   $   55,000     $1,000,000        $14,494,000(2)              --        $15,549,000
  Year ended December 31, 1995...........       55,000             --                 --                 --             55,000
  Year ended December 31, 1994...........       55,000             --                 --                 --             55,000

---------------
(1) Net write-off of accounts receivable.

(2) Represents an allocation of the purchase price of the Everest & Jennings and V.C. Medical acquisitions.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                   SEPTEMBER
                                                                      30,          DECEMBER 31,
                                                                      1997             1996
                                                                  ------------     ------------
ASSETS
Current assets:
  Cash and cash equivalents.....................................  $  5,682,000     $  1,241,000
  Marketable securities.........................................    12,832,000               --
  Accounts receivable -- net....................................    74,770,000       45,703,000
  Inventories...................................................    60,314,000       48,245,000
  Other current assets..........................................     8,146,000        3,023,000
  Recoverable and prepaid income taxes..........................       256,000          256,000
                                                                  ------------     ------------
          TOTAL CURRENT ASSETS..................................   162,000,000       98,468,000
Property, plant and equipment -- net............................    14,801,000       11,264,000
Excess of cost over net assets acquired -- net..................   103,232,000       91,412,000
Other assets....................................................    13,015,000        5,112,000
Deferred tax asset..............................................            --          938,000
                                                                  ------------     ------------
          TOTAL ASSETS..........................................  $293,048,000     $207,194,000
                                                                  ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.................................................  $         --     $ 13,985,000
  Current maturities of long-term debt..........................     2,054,000        2,016,000
  Accounts payable..............................................    22,945,000       22,995,000
  Acceptances payable...........................................            --       19,800,000
  Accrued expenses..............................................    21,829,000       25,608,000
                                                                  ------------     ------------
          TOTAL CURRENT LIABILITIES.............................    46,828,000       84,404,000
Long-term debt..................................................     8,440,000        6,535,000
Senior subordinated notes.......................................   100,000,000               --
Other long term liabilities.....................................     1,522,000        1,752,000
                                                                  ------------     ------------
          TOTAL LIABILITIES.....................................   156,790,000       92,691,000
STOCKHOLDERS' EQUITY:
Preferred Stock.................................................    31,600,000       31,600,000
Common Stock....................................................       530,000          496,000
Additional paid-in capital......................................   115,702,000      101,569,000
(Deficit).......................................................   (11,548,000)     (18,995,000)
Unrealized gain on marketable securities........................        72,000               --
Cumulative translation adjustment...............................        61,000          (12,000)
                                                                  ------------     ------------
Sub-total.......................................................   136,417,000      114,658,000
Notes receivable from sale of shares............................      (159,000)        (155,000)
                                                                  ------------     ------------
          TOTAL STOCKHOLDERS' EQUITY............................   136,258,000      114,503,000
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............  $293,048,000     $207,194,000
                                                                  ============     ============

           See notes to condensed consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                          THREE MONTHS ENDED                NINE MONTHS ENDED
                                             SEPTEMBER 30,                    SEPTEMBER 30,
                                      ---------------------------     -----------------------------
                                         1997            1996             1997             1996
                                      -----------     -----------     ------------     ------------
Revenues:
  Medical equipment and supplies....  $70,745,000     $36,436,000     $189,515,000     $100,674,000
  Interest and other income.........      363,000          31,000          759,000          537,000
                                      -----------     -----------     ------------     ------------
                                       71,108,000      36,467,000      190,274,000      101,211,000
Cost and expenses:
  Cost of revenues..................   47,159,000      24,942,000      128,100,000       69,203,000
  Selling, general and
     administrative.................   16,018,000       9,021,000       43,976,000       25,678,000
  Interest expense..................    2,394,000         672,000        4,557,000        1,962,000
                                      -----------     -----------     ------------     ------------
                                       65,571,000      34,635,000      176,633,000       96,843,000
                                      -----------     -----------     ------------     ------------
Income before income taxes..........    5,537,000       1,832,000       13,641,000        4,368,000
Income taxes........................    2,187,000         811,000        5,395,000        1,943,000
                                      -----------     -----------     ------------     ------------
Net income..........................    3,350,000       1,021,000        8,246,000        2,425,000
Preferred stock dividends...........      266,000              --          799,000               --
                                      -----------     -----------     ------------     ------------
Net income available to common
  stockholders......................  $ 3,084,000     $ 1,021,000     $  7,447,000     $  2,425,000
                                      ===========     ===========     ============     ============
Per share data (Note 2):
  Net income per common and common
     equivalent shares..............  $       .13     $       .07     $        .32     $        .16
                                      ===========     ===========     ============     ============
  Weighted average number of common
     and common equivalent shares
     outstanding....................   26,739,000      15,674,000       25,888,000       15,466,000
                                      ===========     ===========     ============     ============

           See notes to condensed consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                        NINE MONTHS ENDED
                                                                          SEPTEMBER 30,
                                                                  -----------------------------
                                                                      1997             1996
                                                                  -------------     -----------
OPERATING ACTIVITIES
Net income......................................................  $   8,246,000     $ 2,425,000
Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
  Depreciation and amortization.................................      4,700,000       2,487,000
  Provision for losses on accounts receivable...................        935,000         441,000
  Deferred income taxes.........................................      1,538,000       1,861,000
  Gain on sale of product line..................................             --        (360,000)
  Gain on sale of marketable securities.........................        (41,000)             --
  Changes in operating assets and liabilities:
     Accounts receivable........................................    (24,519,000)     (8,573,000)
     Inventories, other current assets and recoverable and
       prepaid income taxes.....................................    (11,404,000)     (6,601,000)
     Accounts and acceptances payable, accrued expenses, and
       other....................................................     (8,468,000)      9,753,000
                                                                   ------------     -----------
          NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES...    (29,013,000)      1,433,000
                                                                   ------------     -----------
INVESTING ACTIVITIES
Purchases of marketable securities..............................    (97,216,000)             --
Purchases of property, plant and equipment......................     (3,637,000)       (762,000)
Acquisitions, net of cash acquired..............................    (10,006,000)     (2,191,000)
Notes receivable from officers..................................         (4,000)       (199,000)
Proceeds from sale of marketable securities.....................     84,497,000              --
Proceeds from sale of product line..............................             --         500,000
Proceeds from sale of assets under leveraged lease..............             --         487,000
Net increase in other assets....................................     (1,653,000)       (158,000)
                                                                   ------------     -----------
          NET CASH USED IN INVESTING ACTIVITIES.................    (28,019,000)     (2,323,000)
                                                                   ------------     -----------
FINANCING ACTIVITIES
Proceeds from issuance of Senior Subordinated Notes.............    100,000,000              --
Proceeds from notes payable and long-term debt..................    147,138,000       6,590,000
Payments on notes payable and long-term debt....................   (162,352,000)     (6,112,000)
Payments on acceptances payable, net............................    (19,800,000)             --
Proceeds on exercise of stock options...........................      1,052,000         479,000
Payments for note issue costs...................................     (4,565,000)             --
                                                                   ------------     -----------
          NET CASH PROVIDED BY FINANCING ACTIVITIES.............     61,473,000         957,000
                                                                   ------------     -----------
          INCREASE IN CASH AND CASH EQUIVALENTS.................      4,441,000          67,000
          CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD......      1,241,000         284,000
                                                                   ------------     -----------
          CASH AND CASH EQUIVALENTS AT END OF PERIOD............  $   5,682,000     $   351,000
                                                                   ============     ===========

           See notes to condensed consolidated financial statements.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  GENERAL

     In the opinion of Graham-Field, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position as of September 30, 1997 (unaudited), the results of operations for the three and nine months ended September 30, 1997 and 1996 (unaudited) and the statements of cash flows for the nine months ended September 30, 1997 and 1996 (unaudited).

     Additionally, it should be noted that the accompanying financial statements and notes thereto do not purport to be complete disclosures in conformity with generally accepted accounting principles. While Graham-Field believes that the disclosures presented are adequate to make the information contained herein not misleading, it is suggested that these financial statements be read in conjunction with the financial statements and the notes included in Graham-Field's Annual Report on Form 10-K for the year ended December 31, 1996.

     Inventories at September 30, 1997 have been valued at average cost based on perpetual records or the gross profit method.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which is required to be adopted on December 31, 1997. At that time, Graham-Field will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary earnings per share for the quarter and nine month period ended September 30, 1997 of $.02 and $.05 per share, respectively. The impact of Statement 128 on the calculation of fully diluted earnings per share for the quarter and nine month period ended September 30, 1997 is not expected to be material.

     The results of operations for the three and nine months ended September 30, 1997 and 1996 are not necessarily indicative of results for the full year.

     Certain amounts in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

2.  NET INCOME PER SHARE

     Net income per common share was computed using the weighted average number of common shares and dilutive common equivalent shares outstanding during the period. For the 1997 period, net income per common share was calculated assuming the conversion of Graham-Field's Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and the Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") into an aggregate of 4,435,484 common shares and the elimination of a dividend of 1.5% on the Series B and Series C Preferred Stock in the aggregate amount of $266,000 and $799,000, respectively for the three and nine month periods ended September 30, 1997.

3.  INVENTORIES

     Inventories consist of the following:

                                                            SEPTEMBER 30,     DECEMBER 31,
                                                                1997              1996
                                                            -------------     ------------
            Raw materials...............................     $ 14,258,000     $  8,423,000
            Work-in-process.............................        4,558,000        4,430,000
            Finished goods..............................       41,498,000       35,392,000
                                                              -----------      -----------
                                                             $ 60,314,000     $ 48,245,000
                                                              ===========      ===========

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

4.  INCOME TAXES

     As of September 30, 1997, Graham-Field has recorded net deferred tax assets primarily comprised of net operating loss carryforwards acquired in connection with the Everest & Jennings acquisition, which expire at various dates from 2008 to 2010. For financial reporting purposes, due to losses of Everest & Jennings incurred prior to Graham-Field's acquisition of Everest & Jennings and SRLY limitations, a full valuation allowance has been recognized in connection with the net operating loss carryforwards of Everest & Jennings to offset the net deferred tax asset. If realized, the tax benefit for such items will be recorded as a reduction to the excess of cost over net assets acquired.

     The effective tax rate for the quarter and nine months ended September 30, 1997 is 39.5% primarily due to the percentage of income earned by foreign entities which are taxed at lower rates. Deferred taxes have not been provided on the undistributed earnings of the foreign entities since it is management's intention to invest such earnings in the entities indefinitely.

5.  ACQUISITION OF BUSINESS

     On September 5, 1997, Graham-Field entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Fuqua Enterprises, Inc., a Delaware corporation ("Fuqua"), GFHP Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Graham-Field ("Sub"), and Graham-Field providing for the acquisition of Fuqua. Pursuant to the Merger Agreement, following the satisfaction of the conditions contained therein, Sub will be merged with and into Fuqua with Fuqua continuing as the surviving corporation wholly owned by Graham-Field (the "Merger"). Graham-Field has received the written opinion of Smith Barney Inc. to the effect that the consideration payable by Graham-Field pursuant to the Merger Agreement is fair from a financial point of view to Graham-Field.

     In the Merger, each share of Fuqua's common stock, par value $2.50 per share (the "Fuqua Common Stock"), other than shares of Fuqua Common Stock canceled pursuant to the Merger Agreement, will be converted into the right to receive 2.1 (the "Conversion Number") shares of common stock, par value $.025 per share, of Graham-Field (the "Graham-Field Common Stock"); provided that the Conversion Number is subject to upward adjustment in the event Graham-Field's average stock price for the 10-day period ending two days prior to the Merger falls below $13.57, and to downward adjustment in the event that the average stock price exceeds $17.62. Accordingly, Fuqua stockholders are assured of receiving Graham-Field Common Stock valued at not less than $28.50 nor more than $37.00 in exchange for each share of Fuqua Common Stock. There were 4,482,709 shares of Fuqua Common Stock outstanding on September 5, 1997.

     The Merger Agreement contains customary representations and warranties of the parties, which will not survive the effectiveness of the Merger. In addition, pursuant to the Merger Agreement, Graham-Field and Fuqua have agreed to operate their businesses in the ordinary course pending consummation of the Merger, and Fuqua has agreed not to solicit or enter into negotiations or agreements relating to a competing business combination transaction. The Merger is conditioned, among other things, upon the approval of the holders of at least a majority of the outstanding shares of Fuqua capital stock entitled to vote thereon, upon the approval of the holders of at least a majority of the shares of Graham-Field Common Stock voting at a special meeting of the stockholders of Graham-Field, and upon the expiration of certain regulatory waiting periods. Either party may terminate the Merger Agreement if the Merger is not consummated on or prior to March 31, 1998.

     To induce Graham-Field and Sub to enter into the Merger Agreement, Graham-Field entered into (1) a Stockholders Agreement, dated as of September 5, 1997 (the "Stockholders Agreement"), with BIL (Far East Holdings) Limited and BIL Securities (Offshore) Ltd. (together, "BIL"), Irwin Selinger ("Mr. Selinger"), the Chairman of the Board and Chief Executive Officer of Graham-Field, and J.B. Fuqua, J. Rex Fuqua, Fuqua Holdings I, L.P., The Jennifer Calhoun Fuqua Trust, The Lauren Brooks Fuqua Trust and The J.B. Fuqua Foundation, Inc. (together, the "Fuqua Stockholders") and (2) a Voting Agreement (the

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

"Voting Agreement") with Gene J. Minotto ("Mr. Minotto"), pursuant to which, among other things, the Fuqua Stockholders and Mr. Minotto (who, as of September 5, 1997, own collectively 45.9% of the outstanding Fuqua Common Stock) have agreed to vote their shares of Fuqua Common Stock in favor of approval of the Merger and adoption of the Merger Agreement and all transactions contemplated thereby at a special meeting of Fuqua stockholders. The Fuqua Stockholders and Mr. Minotto also agreed, until the Effective Time, not to dispose of any of the Fuqua Common Stock or any interest therein, exercise any right of conversion with respect to such shares, deposit any of such shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy with respect thereto or enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect disposition of such shares. In addition, the Fuqua Stockholders and Mr. Minotto agreed pursuant to the Stockholders Agreement and Voting Agreement not to initiate, solicit or encourage, directly or indirectly, any inquiries with respect to any alternative business combination transaction relating to Fuqua or engage in any negotiations concerning any such transaction. The Fuqua Stockholders and Mr. Minotto also agreed to promptly notify Graham-Field of any inquiries or proposed negotiations with respect to any such proposed transaction.

     Pursuant to the Stockholders Agreement, BIL and Mr. Selinger (who, as of September 5, 1997, own collectively 37% of the voting power of the capital stock of Graham-Field), have agreed to vote their shares of Graham-Field Common Stock in favor of approval of the Merger and adoption of the Merger Agreement and all transactions contemplated thereby at a special meeting of Graham-Field stockholders.

     The Fuqua Stockholders have agreed in the Stockholders Agreement not to acquire additional shares of Graham-Field Common Stock, seek to acquire ownership of Graham-Field, engage in any solicitation of proxies with respect to Graham-Field, or otherwise seek or propose to acquire control of Graham-Field Board provided the Fuqua Stockholders own securities representing at least 5% of the voting power of the outstanding capital stock of Graham-Field. Pursuant to the Stockholders Agreement, so long as the Fuqua Stockholders beneficially own 5% or more of the voting power of the outstanding capital stock of Graham-Field, the Fuqua Stockholders will have the right to designate one member of the Board of Directors of Graham-Field (the "Graham-Field Board"). The Fuqua Stockholders also agreed to certain restrictions in their transfer of shares of Graham-Field Common Stock received in the Merger.

     The Stockholders Agreement and Voting Agreement will automatically terminate upon a termination of the Merger Agreement in accordance with its terms. In addition, the Stockholders Agreement will terminate following the Merger, if the Fuqua Stockholders beneficially own less than 5% of the voting power of the outstanding capital stock of Graham-Field or upon a change of control of Graham-Field Board.

     In addition, on September 5, 1997, Graham-Field entered into a Registration Rights Agreement with the Fuqua Stockholders (the "Registration Rights Agreement") providing certain demand and "piggyback" registration rights to the Fuqua Stockholders with respect to the securities of Graham-Field to be acquired by the Fuqua Stockholders pursuant to the Merger Agreement. Graham-Field will be required to pay the expenses incurred by the Fuqua Stockholders in connection with any such registrations. The Registration Rights Agreement will automatically terminate upon a termination of the Merger Agreement in accordance with its terms. Graham-Field has also agreed to provide certain registration rights to Mr. Minotto.

     Graham-Field believes that it has obtained all material regulatory approvals, other than clearance of the proxy materials by the Securities and Exchange Commission. Graham-Field expects to mail its proxy materials to stockholders during November 1997 following approval by the Securities and Exchange Commission. Stockholder meetings to approve the Merger and the closing are anticipated to occur in late December 1997.

     On August 28, 1997, Graham-Field acquired all of the issued and outstanding shares of the capital stock of Medical Supplies of America, Inc., a Florida corporation ("Medapex"), pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated August 28, 1997, by and among Graham-

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Field, S.E. (Gene) Davis and Vicki Ray (collectively, the "Medapex Selling Stockholders"). In accordance with the terms of the Reorganization Agreement, Medapex became a wholly-owned subsidiary of Graham-Field and the Medapex Selling Stockholders received in the aggregate 960,000 shares of Graham-Field Common Stock in exchange for all of the issued and outstanding shares of the capital stock of Medapex. Pursuant to a Real Estate Sales Agreement dated as of August 28, 1997 (the "Real Estate Sales Agreement"), by and between Graham-Field and BBD&M, a Georgia limited partnership and an affiliate of Medapex, Graham-Field acquired Medapex's principal corporate headquarters and distribution facility in Atlanta, Georgia for a purchase price consisting of (i) $622,335 payable (x) by the issuance of 23,156 shares of Graham-Field Common Stock and (y) in cash in the amount of $311,167, and (ii) the assumption of debt in the amount of $477,664. In connection with the transaction, Graham-Field also entered into a registration rights agreement dated as of August 28, 1997, pursuant to which Graham-Field agreed to register for resale the shares of Graham-Field Common Stock issued pursuant to the Reorganization Agreement and the Real Estate Sales Agreement. Each of the Medapex Selling Stockholders entered into a two-year employment agreement and non-competition agreement with Graham-Field.

     The acquisition of Medapex qualifies as a tax-free reorganization and was accounted for as a "pooling of interests." Accordingly, Graham-Field's financial statements have been restated to include the results of Medapex for all periods presented. Separate results of operations for the periods prior to the share exchange with Medapex are as follows:

                                         THREE MONTHS                      NINE MONTHS
                                      ENDED SEPTEMBER 30,              ENDED SEPTEMBER 30,
                                  ---------------------------     -----------------------------
                                     1997            1996             1997             1996
                                  -----------     -----------     ------------     ------------
    Net Revenues:
      Graham-Field..............  $67,827,000     $32,384,000     $176,987,000     $ 89,360,000
      Medapex...................    3,281,000       4,083,000       13,287,000       11,851,000
                                  -----------     -----------     ------------     ------------
      Combined..................  $71,108,000     $36,467,000     $190,274,000     $101,211,000
                                  ===========     ===========     ============     ============
    Net Income:
      Graham-Field..............  $ 3,158,000     $   965,000     $  7,859,000     $  2,290,000
      Medapex...................      192,000          56,000          387,000          135,000
                                  -----------     -----------     ------------     ------------
      Combined..................  $ 3,350,000     $ 1,021,000     $  8,246,000     $  2,425,000
                                  ===========     ===========     ============     ============

     On August 17, 1997, Graham-Field acquired substantially all of the assets and certain liabilities of MediSource, Inc. ("Medi-Source"), a privately-owned distributor of medical supplies, for $4,500,000 in cash. Graham-Field also entered into a five (5) year non-competition agreement with the previous owner in the aggregate amount of $301,000 payable over the five (5) year period. The acquisition was accounted for as a purchase, and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of the purchase price over net assets acquired was approximately $3,428,000.

     On June 25, 1997, Graham-Field acquired all of the capital stock of LaBac Systems, Inc., a Colorado corporation ("LaBac"), in a merger transaction pursuant to an Agreement and Plan of Merger dated June 25, 1997, by and among Graham-Field, LaBac Acquisition Corp., a wholly-owned subsidiary of Graham-Field, LaBac, Gregory A. Peek and Michael L. Peek (collectively, the "LaBac Selling Stockholders"). LaBac, a privately-owned Company, manufactures and distributes custom power wheelchair seating systems and manual wheelchairs throughout North America. In connection with the acquisition, LaBac became a wholly-owned subsidiary of Graham-Field, and the LaBac Selling Stockholders received in the aggregate 772,557 shares of Graham-Field Common Stock valued at $11.77 per share in exchange for all of the issued and outstanding shares of the capital stock of LaBac. In addition, 77,255 of the shares of Graham-Field Common Stock were placed in escrow for a period of one (1) year following the Effective Date of the Merger for payment of indemnity claims to Graham-Field or purchase price adjustments in favor of Graham-Field.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

Graham-Field also entered into a three (3) year consulting agreement with the LaBac Selling Stockholders and an entity controlled by the LaBac Selling Stockholders, and noncompetition agreements with each of the LaBac Selling Stockholders. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over net assets acquired amounted to approximately $7.4 million.

     On March 7, 1997, Everest & Jennings, a wholly-owned subsidiary of Graham-Field, acquired Kuschall of America, Inc. ("Kuschall"), a manufacturer of pediatric wheelchairs, high-performance adult wheelchairs and other rehabilitation products, for a purchase price of $1.51 million representing the net book value of Kuschall. The purchase price was paid by the issuance of 116,154 shares of Graham-Field Common Stock valued at $13.00 per share, of which 23,230 shares were delivered into escrow. The escrow shares will be released on March 7, 1999, subject to any purchase price adjustments in favor of Graham-Field and claims for indemnification. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date.

     On February 28, 1997, Everest & Jennings Canada, a wholly owned subsidiary of Graham-Field, acquired substantially all of the assets and certain liabilities of Motion 2000 Inc. and its wholly-owned subsidiary, Motion 2000 Quebec Inc., for a purchase price equal to Cdn. $2.9 million (Canadian Dollars) (approximately $2.15 million). The purchase price was paid by the issuance of 187,733 shares of Graham-Field Common Stock valued at $11.437 per share, of which 28,095 shares were delivered into escrow. All of the escrowed shares were held in escrow until June 28, 1997, at which time 9,366 shares were released. The balance of the escrowed shares will be released on December 31, 1997, subject to any claims for indemnification. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over the net assets acquired amounted to approximately $1.9 million.

     On November 27, 1996, Graham-Field acquired Everest & Jennings pursuant to the terms and provisions of the Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996, by and among Graham-Field, Everest & Jennings, Everest & Jennings Acquisition Corp., a wholly-owned subsidiary of Graham-Field and BIL, the majority stockholder of Everest & Jennings. The acquisition of Everest & Jennings has been accounted for under the purchase method of accounting and, accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the operating results of Everest & Jennings have been included in Graham-Field's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired is approximately $65.6 million, as adjusted.

     On September 4, 1996, Graham-Field acquired substantially all of the assets of V.C. Medical Distributors Inc. ("V.C. Medical"), a wholesale distributor of medical products in Puerto Rico, for a purchase price consisting of $1,703,829 in cash, and the issuance of 32,787 shares of Graham-Field Common Stock valued at $7.625 per share representing the closing market price of Graham-Field Common Stock on the last trading day immediately prior to the closing. In addition, Graham-Field assumed certain liabilities of V.C. Medical in the amount of $296,721. Under the terms of the transaction, in the event the pre-tax income of the acquired business equals or exceeds $1,000,000 during the twelve (12) months following the closing date, an additional $500,000 will be paid to V.C. Medical. The shares will be held in escrow until February 4, 1998, subject to any claims for indemnification in favor of Graham-Field. The acquisition was accounted for as a purchase and accordingly, assets and liabilities were recorded at fair value at the date of acquisition and the results of operations are included subsequent to that date. The excess of cost over the net assets acquired amounted to approximately $939,000.

     The following summary presents unaudited pro forma consolidated results of operations for the nine months ended September 30, 1997 and 1996 as if the acquisitions accounted for under the purchase method of

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES accounting occurred at the beginning of each of 1997 and 1996. This information gives effect to the adjustment of interest expense, income tax provisions, and to the assumed amortization of fair value adjustments, including the excess of cost over net assets acquired. The 1996 pro forma information does not include the write-off of certain purchased in-process research and development costs of $12,800,000, merger related expenses of $3,000,000 associated with the acquisition of Everest & Jennings, and an extraordinary item relating to the early retirement of indebtedness under the John Hancock Note and Warrant Agreement, as amended. The pro forma net loss per common share for 1996 has been calculated assuming the payment of a dividend of 1.5% on both the Series B Preferred Stock and Series C Preferred Stock in the aggregate amount of $799,000 for the nine months ended September 30, 1997. Conversion of the preferred stock was not assumed since the result would have been antidilutive.

                                                                     PRO FORMA
                                                     -----------------------------------------
                                                     NINE MONTHS ENDED      NINE MONTHS ENDED
                                                     SEPTEMBER 30, 1997     SEPTEMBER 30, 1996
                                                     ------------------     ------------------
        Net Revenues...............................     $201,532,000           $170,376,000
                                                        ============           ============
        Income (Loss) Before Income Taxes..........     $ 14,163,000           $ (1,791,000)
        Income Taxes...............................        5,665,000                578,000
                                                        ------------           ------------
        Net Income (Loss)..........................     $  8,498,000           $ (2,369,000)
                                                        ============           ============
        Net Income (Loss) per Share................     $        .32           $       (.15)
                                                        ============           ============
        Weighted Average Number of Common and
          Dilutive Common Equivalent Shares
          Outstanding..............................       26,454,000             21,024,000
                                                        ============           ============

6.  OTHER MATTERS

     On August 4, 1997, Graham-Field issued $100 million of its 9.75% Senior Subordinated Notes due 2007 (the "Notes") under Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"). The Notes are general unsecured obligations of Graham-Field, subordinated in right of payment to all existing and future senior debt of Graham-Field, including indebtedness under the Credit Facility (the "Credit Facility") arranged by IBJ Schroder Business Credit Corp, as agent ("IBJ"). The Notes are guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior subordinated basis by all existing and future restricted subsidiaries of Graham-Field, other than foreign subsidiaries (the "Guaranteeing Subsidiaries"). The Subsidiary Guarantees are subordinated in right of payment to all existing and future senior debt of the Guaranteeing Subsidiaries including any guarantees by the Guaranteeing Subsidiaries of Graham-Field's obligations under the Credit Facility.

     The net proceeds from the offering of the Notes were used to repay $60.3 million of indebtedness under the Credit Facility and $5 million of indebtedness due to BIL. The balance of the proceeds will be used for general corporate purposes, including the funding for acquisitions, the opening of additional Graham-Field Express facilities and strategic alliances.

     Under the terms of the indenture governing the Notes (the "Indenture"), the Notes are not redeemable at Graham-Field's option prior to August 15, 2002. Thereafter, the Notes are redeemable, in whole or in part, at the option of Graham-Field, at certain redemption prices plus accrued and unpaid interest to the date of redemption. In addition, prior to August 15, 2000, Graham-Field may, at its option, redeem up to 25% of the aggregate principal amount of Notes originally issued with the net proceeds from one or more public offerings of Graham-Field Common Stock at a redemption price of 109.75% of the principal amount, plus accrued and unpaid interest to the date of redemption; provided that at least 75% of the aggregate principal amount of Notes originally issued remain outstanding after giving effect to any such redemption.

              GRAHAM-FIELD HEALTH PRODUCTS, INC. AND SUBSIDIARIES

     The Indenture contains customary covenants including, but not limited to, covenants relating to limitations on the incurrence of additional indebtedness, the creation of liens, restricted payments, the sales of assets, mergers and consolidations, payment restrictions affecting subsidiaries, and transactions with affiliates. In addition, in the event of a change of control of Graham-Field as defined in the Indenture, each holder of the Notes will have the right to require Graham-Field to repurchase such holder's Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase.

     Graham-Field and the Guaranteeing Subsidiaries have agreed, pursuant to a registration rights agreement (the "Registration Rights Agreement") with the initial purchaser of the Notes, to file with the Securities and Exchange Commission a registration statement (the "Exchange Offer Registration Statement") registering an issue of notes identical in all material respects to the Notes (the "Exchange Notes") and to offer to the holders of the Notes the opportunity to exchange their Notes for Exchange Notes (the "Exchange Offer"). If Graham-Field is not permitted to file the Exchange Offer Registration Statement or if certain holders of the Notes are not permitted to participate in, or would not receive freely tradeable Exchange Notes pursuant to, the Exchange Offer, Graham-Field has agreed to file a shelf registration statement (the "Shelf Registration Statement") with respect to resales of the Notes. The Notes are subject to the payment of liquidated damages under certain circumstances if Graham-Field and the Guaranteeing Subsidiaries are not in compliance with their obligations under the Registration Rights Agreement.

7.  LEGAL PROCEEDINGS

     Graham-Field and its subsidiaries are parties to lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position, results of operations or cash flows of Graham-Field.

                      CONSOLIDATED FINANCIAL STATEMENTS OF
             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of Everest & Jennings International Ltd.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Everest & Jennings International Ltd. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICE WATERHOUSE LLP
St. Louis, Missouri
March 15, 1996, except as to the tenth
paragraph of Note 3, which
is as of June 4, 1996

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                          --------------------------------------
                                                             1995           1994          1993
                                                          ----------     ----------     --------
Revenues................................................  $   74,627     $   79,438     $ 94,459
Cost of sales...........................................      58,597         65,888       83,825
                                                          ----------     ----------     --------
          Gross profit..................................      16,030         13,550       10,634
                                                          ----------     ----------     --------
Selling expenses........................................      11,006         12,448       18,777
General and administrative expenses.....................       5,527          6,519       16,441
Research & development expenses (Note 5)................       1,123          1,885       10,764
Restructuring expenses (Note 2).........................          --             --       15,104
                                                          ----------     ----------     --------
          Total operating expenses......................      17,656         20,852       61,086
                                                          ----------     ----------     --------
          Loss from operations..........................      (1,626)        (7,302)     (50,452)
                                                          ----------     ----------     --------
Other expense:
  Interest expense, BIL (Note 7)........................      (1,669)          (897)      (2,585)
  Interest expense, other...............................      (2,061)        (1,722)      (2,487)
                                                          ----------     ----------     --------
Other expense, net......................................      (3,730)        (2,619)      (5,072)
                                                          ----------     ----------     --------
  Loss from operations before income taxes..............      (5,356)        (9,921)     (55,524)
Income tax provision (benefit) (Note 8).................          96           (162)         173
                                                          ----------     ----------     --------
          Net loss......................................  $   (5,452)    $   (9,759)    $(55,697)
                                                          ==========     ==========     ========
Loss per share..........................................  $    (0.75)    $    (1.35)    $ (59.61)
                                                          ==========     ==========     ========
Weighted average number of Common Shares outstanding....   7,227,281      7,220,121      934,387
                                                          ==========     ==========     ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                        DECEMBER 31   DECEMBER 31
                                                                           1995          1994
                                                                        -----------   -----------
CURRENT ASSETS:
  Cash and cash equivalents...........................................   $     117     $     513
  Accounts receivable, less allowance for doubtful accounts of $1,847
     and $2,088, respectively (Note 4)................................      16,952        18,894
  Inventories (Notes 4 and 9).........................................      19,570        20,449
  Assets held for sale (Notes 1 and 4)................................          --        11,289
  Other current assets................................................       1,299         1,444
                                                                          --------      --------
          Total current assets........................................      37,938        52,589
                                                                          --------      --------
PROPERTY, PLANT AND EQUIPMENT (Note 4):
  Land................................................................         261           237
  Buildings and improvements..........................................       4,500         4,056
  Machinery and equipment.............................................      15,380        14,636
                                                                          --------      --------
                                                                            20,141        18,929
  Less accumulated depreciation and amortization......................     (12,992)      (10,994)
                                                                          --------      --------
          Property, plant and equipment, net..........................       7,149         7,935
NOTES RECEIVABLE (Note 4).............................................       2,524            --
INTANGIBLE ASSETS, NET (Note 3).......................................         402           710
OTHER ASSETS..........................................................         217           335
                                                                          --------      --------
          TOTAL ASSETS................................................   $  48,230     $  61,569
                                                                          ========      ========
                       LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Short-term borrowings and current installments of long-term debt of
     $1,089 and $2,600, respectively (Note 7).........................   $   4,473     $  11,155
  Short-term borrowings from BIL (Note 7).............................          --         6,503
  Accounts payable....................................................       8,361        11,958
  Accrued payroll costs...............................................       6,327         7,900
  Accrued interest, BIL (Note 7)......................................       2,629           960
  Accrued expenses....................................................       5,310         9,612
  Accrued restructuring expenses (Notes 1, 2 and 4)...................         659         4,476
                                                                          --------      --------
          Total current liabilities...................................      27,759        52,564
                                                                          --------      --------
LONG-TERM DEBT, NET OF CURRENT PORTION (Note 7).......................      22,370        12,968
LONG-TERM BORROWINGS FROM BIL (Note 7)................................      21,103        12,000
OTHER LONG-TERM LIABILITIES...........................................         130           218
COMMITMENTS AND CONTINGENCIES (Notes 12 and 13) STOCKHOLDERS' DEFICIT
  (Notes 6 and 10):
  Series A Convertible Preferred Stock................................      13,175        12,087
  Series B Convertible Preferred Stock................................       1,317         1,317
  Series C Convertible Preferred Stock................................      20,000        20,000
  Single Class Common Stock, par value: $.10; authorized 12,000,000
     shares...........................................................         722           722
  Additional paid-in capital..........................................     105,608       105,595
  Accumulated deficit.................................................    (159,793)     (153,228)
  Minimum pension liability adjustment................................      (3,264)       (1,812)
  Cumulative translation adjustments..................................        (897)         (862)
                                                                          --------      --------
          Total stockholders' deficit.................................     (23,132)      (16,181)
                                                                          --------      --------
          TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT.................   $  48,230     $  61,569
                                                                          ========      ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
               FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                          SERIES A             SERIES B
                         CONVERTIBLE         CONVERTIBLE      SERIES C CONVERTIBLE        CLASS A*             CLASS B*
                       PREFERRED STOCK     PREFERRED STOCK      PREFERRED STOCK         COMMON STOCK         COMMON STOCK
                     -------------------   ----------------   --------------------   ------------------   -------------------
                      SHARES     AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT
                     ---------   -------   -------   ------   ----------   -------   ---------   ------   ----------   ------
Balance at December
  31, 1992.......... 6,075,419   $10,174   786,357   $1,317           --   $    --     679,285    $ 68     2,353,427    $ 24
Common Stock
  Issued............        --        --        --      --            --        --       5,333      --            --      --
Reclassification of
  Common Stock*.....        --        --        --      --            --        --     235,342      24    (2,353,427)    (24)
Preferred Stock
  Issued -- Debt
  Conversion........        --        --        --      --    20,000,000    20,000          --      --                    --
Common Stock Issued
  -- Debt
  Conversion........        --        --        --      --            --        --   5,500,000     550            --      --
Stock Issuance Costs
  -- Debt
  Conversion........        --        --        --      --            --        --          --      --                    --
Common Stock Issued
  -- MCT
  Acquisition.......        --        --        --      --            --        --     800,000      80                    --
Pay-in-kind
  dividends on
  Series A
  Convertible
  Preferred Stock...   546,787       915        --      --            --        --          --      --            --      --
Net loss............        --        --        --      --            --        --          --      --            --      --
Adjustment for
  Pension
  Liability.........        --        --        --      --            --        --          --      --            --      --
Translation
  adjustments.......        --        --        --      --            --        --          --      --            --      --
                     ---------   -------   -------   ------   ----------   -------   ---------    ----     ---------    ----
Balance at December
  31, 1993.......... 6,622,206   $11,089   786,357   $1,317   20,000,000   $20,000   7,219,961    $722           -0-    $-0-
                     =========   =======   =======   ======   ==========   =======   =========    ====     =========    ====


                                                 MINIMUM
                      ADDITIONAL    ACCUMU-      PENSION     CUMULATIVE
                       PAID-IN       LATED      LIABILITY    TRANSLATION
                       CAPITAL      DEFICIT    ADJUSTMENT    ADJUSTMENTS    TOTAL
                      ----------   ---------   -----------   -----------   --------
                     <
Balance at December
  31, 1992..........   $ 43,708    $ (85,585)    $    --        $(504)     $(30,798)
Common Stock
  Issued............         --           --          --           --            --
Reclassification of
  Common Stock*.....         --           --          --           --            --
Preferred Stock
  Issued -- Debt
  Conversion........         --           --          --           --        20,000
Common Stock Issued
  -- Debt
  Conversion........     54,450           --          --           --        55,000
Stock Issuance Costs
  -- Debt
  Conversion........       (500)          --          --           --          (500)
Common Stock Issued
  -- MCT
  Acquisition.......      7,920           --          --           --         8,000
Pay-in-kind
  dividends on
  Series A
  Convertible
  Preferred Stock...         --       (1,167)         --           --          (252)
Net loss............         --      (55,697)         --           --       (55,697)
Adjustment for
  Pension
  Liability.........         --           --      (2,606)          --        (2,606)
Translation
  adjustments.......         --           --          --         (155)         (155)
                       --------    ---------     -------        -----      --------
Balance at December
  31, 1993..........   $105,578    $(142,449)    $(2,606)       $(659)     $ (7,008)
                       ========    =========     =======        =====      ========

---------------

* Effective November 18, 1993, Class A Common Stock and Class B Common Stock were combined into a single class Common Stock.

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

               FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                                       SERIES A             SERIES B             SERIES C
                                      CONVERTIBLE         CONVERTIBLE          CONVERTIBLE
                                    PREFERRED STOCK     PREFERRED STOCK      PREFERRED STOCK         COMMON STOCK      ADDITIONAL
                                  -------------------   ----------------   --------------------   ------------------    PAID-IN
                                   SHARES     AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL
                                  ---------   -------   -------   ------   ----------   -------   ---------   ------   ----------
Balance at December 31, 1993....  6,622,206   $11,089   786,357   $1,317   20,000,000   $20,000   7,219,961    $722     $105,578
Common Stock issued for
  Exercised Stock Options.......         --       --         --      --            --       --        5,820      --           17
Pay-in-kind dividends on Series
  A Convertible Preferred
  Stock.........................    595,998      998         --      --            --       --           --      --           --
Net loss........................         --       --         --      --            --       --           --      --           --
Adjustment for Pension
  Liability.....................         --       --         --      --            --       --           --      --           --
Translation adjustments.........         --       --         --      --            --       --           --      --           --
                                  ---------   -------   -------   ------   ----------   -------   ---------    ----     --------
Balance at December 31, 1994....  7,218,204   $12,087   786,357   $1,317   20,000,000   $20,000   7,225,781    $722     $105,595
                                  =========   =======   =======   ======   ==========   =======   =========    ====     ========


                                                 MINIMUM
                                                 PENSION     CUMULATIVE
                                  ACCUMULATED   LIABILITY    TRANSLATION
                                    DEFICIT     ADJUSTMENT   ADJUSTMENTS    TOTAL
                                  -----------   ----------   -----------   --------
Balance at December 31, 1993....   $(142,449)    $ (2,606)      $(659)     $ (7,008)
Common Stock issued for
  Exercised Stock Options.......          --           --          --            17
Pay-in-kind dividends on Series
  A Convertible Preferred
  Stock.........................      (1,020)          --          --           (22)
Net loss........................      (9,759)          --          --        (9,759)
Adjustment for Pension
  Liability.....................          --          794          --           794
Translation adjustments.........          --           --        (203)         (203)
                                   ---------    ----------    -------      ---------
Balance at December 31, 1994....   $(153,228)    $ (1,812)      $(862)     $(16,181)
                                   =========    ==========    =======      =========

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

               FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                           SERIES A             SERIES B             SERIES C
                          CONVERTIBLE         CONVERTIBLE          CONVERTIBLE
                        PREFERRED STOCK     PREFERRED STOCK      PREFERRED STOCK         COMMON STOCK      ADDITIONAL
                      -------------------   ----------------   --------------------   ------------------    PAID-IN     ACCUMULATED
                       SHARES     AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL       DEFICIT
                      ---------   -------   -------   ------   ----------   -------   ---------   ------   ----------   -----------
Balance at December
  31, 1994..........  7,218,204   $12,087   786,357   $1,317   20,000,000   $20,000   7,225,781    $722     $105,595     $(153,228)
Common Stock issued
  for Exercised
  Stock Options.....         --        --        --       --           --        --       2,283      --           13            --
Pay-in-kind
  dividends on
  Series A
  Convertible
  Preferred Stock...    649,638     1,088        --       --           --        --          --      --           --        (1,113)
Net loss............         --        --        --       --           --        --          --      --           --        (5,452)
Adjustment for
  Pension
  Liability.........         --        --        --       --           --        --          --      --           --            --
Translation
  adjustments.......         --        --        --       --           --        --          --      --           --            --
                      ---------   -------   -------   ------   ----------   -------   ---------    ----     --------     ---------
Balance at December
  31, 1995..........  7,867,842   $13,175   786,357   $1,317   20,000,000   $20,000   7,228,064    $722     $105,608     $(159,793)
                      =========   =======   =======   ======   ==========   =======   =========    ====     ========     =========


                       MINIMUM
                       PENSION     CUMULATIVE
                      LIABILITY    TRANSLATION
                      ADJUSTMENT   ADJUSTMENTS    TOTAL
                      ----------   -----------   --------
Balance at December
  31, 1994..........   $ (1,812)      $(862)     $(16,181)
Common Stock issued
  for Exercised
  Stock Options.....         --          --            13
Pay-in-kind
  dividends on
  Series A
  Convertible
  Preferred Stock...         --          --           (25)
Net loss............         --          --        (5,452)
Adjustment for
  Pension
  Liability.........     (1,452)         --        (1,452)
Translation
  adjustments.......         --         (35)          (35)
                        -------       -----      --------
Balance at December
  31, 1995..........   $ (3,264)      $(897)     $(23,132)
                        =======       =====      ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                1995        1994         1993
                                                               -------     -------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................................  $(5,452)    $(9,759)    $(55,697)
  Adjustments to reconcile net loss to cash used in operating activities:
     Depreciation and amortization...........................    2,153       1,978        2,637
     Charge for in-process R&D on MCT acquisition............       --          --        9,764
  Restructuring expenses (Note 2):
     Reserve on disposition of Smith & Davis institutional
       business..............................................       --          --       13,000
     Net increase (decrease) in certain accrued expenses.....   (3,817)     (2,262)         245
  Changes in operating assets and liabilities, net of effects of the 1993 MCT acquisition (Note 5):
     Accounts receivable.....................................    3,069      (1,800)      (1,652)
     Inventories.............................................     (107)     (2,329)       2,336
     Accounts payable........................................   (1,357)      3,699       (9,268)
     Accrued interest, BIL...................................    1,669         775        2,409
     Accrued expenses........................................   (6,138)     (2,277)       1,421
     Other, net..............................................      319        (140)         817
                                                               -------     -------     --------
  Cash used in operating activities..........................   (9,661)    (12,115)     (33,988)
                                                               -------     -------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, net..................................     (772)     (1,463)        (955)
  MCT acquisition, net of cash acquired......................       --          --       (1,833)
  Proceeds from sale of assets held for sale.................    4,518          --           --
  Receipt of principal of notes receivable...................      309          --           --
                                                               -------     -------     --------
  Cash provided by (used in) investing activities............    4,055      (1,463)      (2,788)
                                                               -------     -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from BIL (Note 7).................................    5,600      13,701       45,795
  Repayments to BIL (Note 7).................................   (3,000)         --           --
  Increase (decrease) in short-term and long-term borrowings,
     net.....................................................    2,720      (1,371)      (6,326)
  Costs pertaining to equity conversion......................       --          --         (500)
  Exercise of Common Stock Option............................       13          17           --
  Changes in other long-term liabilities.....................      (88)         --         (311)
                                                               -------     -------     --------
  Cash provided by financing activities......................    5,245      12,347       38,658
                                                               -------     -------     --------
Effect of exchange rate changes on cash flows................      (35)       (128)        (155)
                                                               -------     -------     --------
Increase (decrease) in cash balance..........................     (396)     (1,359)       1,727
Cash and cash equivalents at beginning of year...............      513       1,872          145
                                                               -------     -------     --------
Cash and cash equivalents at end of year.....................  $   117     $   513     $  1,872
                                                               =======     =======     ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest.....................................  $ 2,111     $ 1,675     $  2,611
  Cash paid for income taxes.................................      216         142          164

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

SUPPLEMENTAL INFORMATION FOR NONCASH FINANCING AND INVESTING ACTIVITIES:

     During 1995, the Company sold the Smith & Davis Institutional Business for proceeds that included approximately $4.5 million in cash (which was used to repay debt), $2.7 million in assumption of liabilities, and notes valued at approximately $2.1 million.

     Effective as of December 31, 1993, a Common Stock Note in the principal amount of $55,000 was converted into 5,500,000 shares of Common Stock and a Preferred Stock Note in the principal amount of $20,000 was converted into 20,000,000 shares of Series C Convertible Preferred Stock.

     In accordance with SFAS No. 87, the Company recorded an additional minimum pension liability for underfunded plans of $2,606 at December 31, 1993 (Note
11). This amount was adjusted to $1,812 at December 31, 1994. As of December 31, 1995 this amount was increased to $3,264 due to a decrease in the discount rate utilized to determine the liability.

     During 1993, the Company entered into new capital lease agreements of $2,465 for a new computer and phone system.

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 1 -- CORPORATE RESTRUCTURING

     Everest & Jennings International Ltd. ("E&J" or the "Company") through its subsidiaries manufactures wheelchairs and distributes homecare beds. Effective in the fourth quarter of 1993, the Company adopted a plan to dispose of Smith & Davis' hospital and nursing home bed and institutional casegoods businesses (the "Institutional Business") and recorded a reserve of $13 million to write down the assets of the Institutional Business to their estimated net realizable values and for the estimated operating losses during the phase out period and the estimated costs of disposition. See Note 2 -- Restructuring Expenses and
Note 4 -- Assets Held for Sale. Pursuant to an Asset Purchase Agreement dated February 15, 1995, the Company sold the Institutional Business effective April 4, 1995. The proceeds consisted of approximately $4.5 million in cash (which was used to repay debt), $2.7 million in assumption of liabilities, and notes valued at approximately $2.1 million. The reduction in accrued restructuring expense since December 31, 1994 primarily reflects changes in estimates, adjustments and the payment of disposal costs related to the sale.

     Since 1989 the Company has incurred substantial financial losses in a continuing effort to restructure its operations with the objective of improving its competitive position within the durable medical equipment industry. Restructuring activities to date have included asset sales, significant reductions in headcount, salaries and fringe benefits, plant closures and consolidations, product line rationalization, debt to equity conversion and outsourcing of manufacturing operations. In 1992 the Company relocated its corporate headquarters and principal wheelchair manufacturing operations from California to Missouri. The relocation facilitated the consolidation of corporate offices and other key administrative, sales/marketing, and technical functions with existing Company operations in the St. Louis area. In October, 1993, the Company transferred its data processing operations from California to Missouri, which represented the final step in the Company's relocation. Additionally, the Company continues to analyze its cost structure and operating efficiencies for potential savings.

     On September 30, 1992, the Company finalized a $20 million revolving credit facility with The Hongkong and Shanghai Banking Corporation Limited -- Chicago Branch ("HSBC"). The repayment of the HSBC facility has been guaranteed by Brierley Investments Limited, an affiliate of BIL (Far East Holdings) Limited ("BIL"), currently the Company's majority shareholder. From the proceeds of the HSBC facility, $11 million was utilized to repay advances previously made by BIL. The remaining proceeds were used to fund restructuring expenses, to replace existing letters of credit and for working capital purposes. In December 1995, the revolving credit facility was amended to allow borrowings of up to $25 million. See Note 7 -- Debt.

     Through September 30, 1993, BIL provided the Company with $43.3 of additional funding beyond the amounts available under the HSBC credit line. As of September 30, 1993, the Company and BIL entered into a Debt Conversion Agreement, which provided, in part, for the conversion of $75,000,000 of short-term indebtedness and accrued interest into equity. See Note 6 -- Debt Restructuring and Conversion. From October 1, 1993 to December 31, 1995, BIL advanced $27.4 million to the Company to fund operating losses and previously accrued restructuring charges. See Note 7 -- Debt for details as to the Company's indebtedness to BIL and other lenders. At December 31, 1995, the total amount of outstanding advances from BIL was $21.1.

     The Company's 1995 and 1994 revenues and operating results were negatively impacted by ongoing price competition. Long lead times and shipping delays due to start-up inefficiencies in manufacturing operations adversely impacted customer confidence. Management continues to address the Company's problems with manufacturing and shipment delays. Additionally, the Company continues to address the rationalization of its production facilities in the US, Canada and Mexico and the increased outsourcing of products and product components, which the Company expects will lower its production costs. Order rates, margins and market share must increase, production and operating costs must be further reduced and customer confidence must

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 1 -- CORPORATE RESTRUCTURING -- (CONTINUED) continue to be restored if the Company is to generate the cash flow necessary to fund its debt service and \operations on a continuing basis and to achieve profitability. Although the Company has programs in place which are designed to address these issues, there is no assurance that such programs will achieve their objectives.

     The accompanying consolidated financial statements have been prepared under the going concern concept. The going concern concept anticipates an entity will continue in its present form and, accordingly, uses the historical cost basis to prepare financial statements. The Company has incurred substantial restructuring expenses and recurring operating losses and has a net capital deficiency at December 31, 1995. No assurance can be made that the Company will successfully emerge from or complete its restructuring activities.

NOTE 2 -- RESTRUCTURING EXPENSES

     As disclosed in Note 1, the Company sold the Institutional Business of its Smith & Davis subsidiary effective April 4, 1995. At December 31, 1993 the Company had prepared estimates of the net realizable value of related assets to be sold (see Note 4--Assets Held for Sale) and other costs directly associated with the decision to dispose of such business along with operating losses expected to be incurred until the business was sold. No additional provision was required to the amount discussed below which was recorded in 1993 relative to the disposal of the Institutional Business. The proceeds from the sale of the Institutional Business were used primarily to reduce debt.

     During the fourth quarter of 1993, the Company recorded $15.1 million of restructuring expenses in connection with the consolidation of manufacturing and distribution facilities in the United States and Canada ($2.1 million) and the sale of the Smith & Davis Institutional Business ($13 million). The charge with respect to the manufacturing and distribution facilities primarily relates to the termination of various facilities leases. The amount recorded for the sale of the Institutional Business was as follows:

        Reduction of assets to estimated net realizable values.......    $10.0 million
        Estimated operating losses during phase-out period...........      1.3 million
        Disposal costs, including transaction costs..................      1.7 million
                                                                         -------------
                                                                         $13.0 million
                                                                         =============

     The reduction of assets to estimated net realizable value is mainly attributable to intangible assets and property, plant and equipment.

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's principal subsidiaries include Everest & Jennings, Inc. located in St. Louis, Missouri; Everest & Jennings Canadian Limited located in Toronto, Canada; Everest & Jennings de Mexico, S.A. de C.V. located in Guadalajara, Mexico; and Smith & Davis Manufacturing Company, also located in St. Louis, Missouri. Net assets of the foreign subsidiaries totalled $3,154 as of December 31, 1995. All significant intercompany accounts and transactions have been eliminated.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Cash and Cash Equivalents: The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents and, therefore, includes such investments as cash and cash equivalents in its consolidated financial statements.

     Valuation of Inventories: Inventories are stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market. Inventory costs consist of material cost, labor cost and manufacturing overhead.

     Property, Plant and Equipment: Property, plant and equipment are carried at cost except for certain assets held for sale which were written down in value in anticipation of their being sold (see Note 2 -- Restructuring Expenses and Note 4 -- Assets Held for Sale). Provisions for depreciation and amortization are determined using the straight-line method based upon the estimated useful life of the asset, with asset lives ranging from one to forty years. Leasehold improvements are amortized over the life of the related lease.

     Investment in Joint Venture: On August 15, 1990, the Company entered into a joint venture agreement with an Indonesian company. The Company contributed fixed assets valued at $300 to the joint venture in exchange for 30% of the joint venture's outstanding common stock. Due to continued losses experienced by the joint venture, the Company wrote off this investment in 1993 and sold its remaining interest in 1996, resulting in an immaterial impact on the Consolidated Financial Statements.

     Excess of Investment over Net Assets Acquired: Intangible assets, net, includes primarily the excess of cost over net assets acquired (goodwill) of Medical Composite Technology, Inc. of $900, which is being amortized using the straight-line method over a period of three years. See Note 5 -- Acquisition.

     Income Taxes: The Company utilizes an asset and liability approach in accounting for income taxes and requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Since it is unlikely that the Company will realize the future tax benefits of the net deferred tax asset due to its substantial net operating losses, a valuation allowance has been established for the full amount.

     Loss Per Share: Loss per share for each of the years in the three-year period ended December 31, 1995 is calculated based on the weighted average number of the combined shares of both Class A and Class B Common Stock outstanding during the periods, and the weighted average number of shares of single class Common Stock outstanding after November 18, 1993.

     On June 4, 1996, the Company's shareholders approved a one-for-ten reverse stock split, effective June 6, 1996. The stated par value of one share of common stock was changed from $.01 to $.10 as a result of the stock split. All references in the consolidated financial statements to average number of shares outstanding and related prices, per share amounts and stock option plan data have been restated to reflect the reverse stock split.

     Concentration of Credit Risk: The Company sells its products to customers in the healthcare industry, primarily in North America. Third party reimbursement through private or governmental insurance programs and managed care programs impacts a significant component of the Company's business. Concentration of credit risk with respect to trade receivables is limited due to the size of the customer base and its dispersion. The Company performs on-going credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Net sales by product line for each year of the three year period ended December 31, 1995 are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1995        1994        1993
                                                        -------     -------     -------
        Net sales, durable medical products:
        Wheelchairs...................................  $59,762     $63,819     $61,750
        Beds and Accessories..........................   10,265       9,098      29,266
        Other.........................................    4,600       6,521       3,443
                                                        -------     -------     -------
                                                        $74,627     $79,438     $94,459
                                                        =======     =======     =======

     Export sales to unaffiliated customers by domestic operations in the United States are not significant. No single customer accounts for 10% or more of the consolidated revenues.

     The Company currently buys ready-to-assemble wheelchair kits, an important component of its products, from one supplier. A change in suppliers could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely. However, the Company believes that numerous alternative supply sources are available for these materials.

     Foreign Currency Translation: The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at the average exchange rate for each year. The resulting translation adjustments for each year are recorded as a separate component of stockholders' equity. All foreign currency transaction gains and losses are included in the determination of income and are not significant.

     Recently Issued Accounting Pronouncement: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), which addresses accounting for stock option, purchase and award plans. The Company will adopt SFAS 123 in 1996 and will then have the option of valuing stock compensation using either the "fair value based method" or the "intrinsic value based method". The Company anticipates that, when adopted, SFAS 123 will have no material effect on its financial position or results of operations.

     Reclassification: Certain reclassifications (beginning in 1994) including the reclassification of shipping and distribution costs from operating expenses to cost of sales have been made to prior period consolidated financial statements to conform with current period presentation. The reclassifications have no effect on loss from operations and net loss as previously reported.

NOTE 4 -- ASSETS HELD FOR SALE

     Pursuant to an Asset Purchase Agreement dated February 15, 1995, the Company sold the Smith & Davis Institutional Business effective April 4, 1995. The proceeds consisted of approximately $4.5 million in cash (which was used to repay debt), $2.7 million in assumption of liabilities, and notes valued at approximately $2.1 million; $0.2 million of such notes were repaid in 1995 with the remainder expected to be repaid in 1996.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 4 -- ASSETS HELD FOR SALE -- (CONTINUED)
     Net assets held for sale of the Institutional Business consisted of the items in the following table as of December 31, 1994 (stated at estimated net realizable values). The value of these assets approximated the net proceeds from the sale of the Institutional Business on the sale date of April 4, 1995.

                                                                   DECEMBER 31, 1994
                                                                   -----------------
        Accounts receivable......................................       $ 4,099
        Inventories..............................................         4,298
        Land and buildings.......................................         1,350
        Machinery & equipment....................................         1,200
        Other assets.............................................           342
                                                                        -------
                  Total assets held for sale.....................       $11,289
                                                                        =======

     Revenues of the Institutional Business and related costs were included in the consolidated results of the Company in years prior to 1994. The 1993 restructuring provision included an estimate of losses to be incurred during the phase-out period. During the phase out period commencing January 1, 1994 through the disposal date (April 4, 1995), the results of the Smith & Davis Institutional Business were included as a component of accrued restructuring expenses on the consolidated balance sheet. The reduction in accrued restructuring expense since December 31, 1994 primarily reflects changes in estimates, adjustments and the payment of disposal costs related to the sale. Revenues and net income (loss) from operations (unaudited) for the Institutional Business were as follows:

                                                                       FOR YEAR ENDED
                                                JANUARY 1, 1995         DECEMBER 31,
                                                    THROUGH         --------------------
                                                 APRIL 4, 1995       1994         1993
                                                ---------------     -------     --------
        Revenues..............................      $ 5,508         $21,220     $ 17,335
        Net income (loss).....................      $   129         $(1,400)    $(17,310)

     Pursuant to an Asset Purchase Agreement dated July 24, 1995, the Company sold the Smith & Davis Oxycon line of oxygen concentrator products. This transaction was finalized effective August 9, 1995. The proceeds from the sale consisted of a note valued at $0.6 million. This transaction did not result in a material gain or loss.

NOTE 5 -- ACQUISITION

     In January 1994, the Company completed the acquisition (the "Acquisition") of Medical Composite Technology, Inc. ("MCT"). The $10.6 million purchase price consisted of the issuance of 800,000 shares of Common Stock, $2 million in the form of pre-closing cash advances, and the assumption of $0.6 million of net liabilities. Additionally, the Company assumed 10,761 unvested and 30,042 vested stock options; such options are for the purchase of the Company's Common Stock. MCT develops and designs state-of-the-art durable medical equipment, including wheelchairs and other medical mobility products.

     The Acquisition was accounted for as a purchase. Of the $10.6 million purchase price, $9.7 million of the purchase price is attributable to in-process research and development which was expensed in the fourth quarter of 1993. The balance of the purchase price over the fair value of assets acquired, $0.9 million, was allocated to goodwill and is being amortized over a period of three years.

     For purposes of consolidated financial statement presentation, the Acquisition was effective on December 31, 1993. Accordingly, the Company's consolidated balance sheet as of December 31, 1995, 1994 and 1993

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 5 -- ACQUISITION -- (CONTINUED)
include the assets and liabilities of MCT. MCT's results of operations are included in the consolidated financial statements from the date of acquisition.

     Pro forma combined results of operations (unaudited) of the Company and MCT for the year ended December 31, 1993 are presented below. Pro forma results of operations are not necessarily indicative of the results of operations if the companies had constituted a single entity during the period combined (dollars in millions except per share data).

        Net sales..........................................................  $  95.4
        Net loss from continuing operations................................    (60.1)
        Net loss per share (1,734,387 shares)..............................   (34.70)

NOTE 6 -- DEBT RESTRUCTURING AND CONVERSION

     As of September 30, 1993, the Company, Everest & Jennings, Inc. ("E&J Inc."), Jennings Investment Co. and BIL entered into a Debt Conversion Agreement to provide for the conversion (the "Debt Conversion Transaction") of approximately $75 million in principal and accrued, unpaid interest (the "Converted BIL Debt"), owed by the Company and E&J Inc. to BIL. Pursuant to the Debt Conversion Transaction, the Company and E&J Inc. issued to BIL a Convertible Promissory Note Common Stock (the "Common Stock Note") in the initial principal amount of $45 million and a Convertible Promissory Note Preferred Stock (the "Preferred Stock Note") in the original principal amount of $20 million. The Common Stock Note was subsequently increased to $55 million via a transfer of $10 million from the Revolving Promissory Note to the Common Stock Note. The Common Stock Note was converted into 5.5 million shares of Common stock and the Preferred Stock Note was converted into 20 million shares of Series C Convertible Preferred Stock on January 12, 1994 upon the satisfaction of certain preestablished conditions.

     The Company held a Special Meeting of Stockholders on December 31, 1993, to ratify and approve the Debt Conversion Transaction. Concurrent with ratification and approval of the Debt Conversion Transaction, the Company's stockholders approved and adopted amendments to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 2,500,000 to 12,000,000 and to increase the number of authorized shares of Preferred Stock from 11,000,000 to 31,000,000 (the "Recapitalization Proposals").

     The effects of the conversions of both the Common Stock Note and the Preferred Stock Note have been reflected in the consolidated financial statements as of December 31, 1995, 1994 and 1993. No gain or loss was recognized as a result of the Debt Conversion Transaction.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 7 -- DEBT

     The Company's debt as of December 31, 1995 and 1994 is as follows:

                                                                    1995        1994
                                                                   -------     -------
        Revolving Promissory Note to BIL.......................        -0-     $ 6,503
        Loans payable to HSBC..................................     18,700      10,000
        Other domestic debt....................................      2,622       8,913
        Foreign debt...........................................      5,521       5,210
        Long-term loan payable to BIL..........................     21,103      12,000
                                                                   -------     -------
                  Total debt...................................     47,946      42,626
        Less short-term debt and current installments of
          long-term debt.......................................      4,473      17,658
                                                                   -------     -------
                  Long-term debt, net of current installments,
                    including Revolving Promissory Note to BIL
                    in 1994....................................    $43,473     $24,968
                                                                   =======     =======

     Aggregate long-term debt maturities during each of the next five fiscal years is as follows:

                1996.............................................    $ 4,473
                1997.............................................     41,333
                1998.............................................        965
                1999.............................................        375
                2000.............................................        275
                Thereafter.......................................        525
                                                                     -------
                                                                     $47,946
                                                                     =======

     The weighted average interest rate at December 31, 1995 on outstanding short-term borrowings of $4,473 was approximately 9%. The short-term borrowings at December 31, 1995 are as follows:

                Foreign Debt......................................    $3,396
                Other Short-term Debt.............................     1,077
                                                                      ------
                                                                      $4,473
                                                                      ======

     In order to facilitate the relocation process by the Company from California to Missouri, in February, 1992, BIL acquired all of Security Pacific National Bank's rights (the "Bank Interest") in the First Amended and Restated Credit Agreement that had been executed in 1991 ("Bank Loan"). The acquisition of the Bank Loan by BIL resulted in BIL acquiring the Series B Convertible Preferred Stock (786,000 shares). As a condition of the HSBC Revolving Credit Agreement, BIL subordinated the repayment of the Bank Loan and the Amended 10.5% Note (as defined below) to the repayment of the HSBC debt. As of September 30, 1993, the Bank Loan was restructured as part of the Debt Conversion Transaction.

     As of September 30, 1993, the Company entered into the Debt Conversion Agreement with BIL whereby $75 million of the indebtedness due BIL was restructured by the issuance of the Common Stock Note and the Preferred Stock Note (see Note 6). The balance of the indebtedness owed BIL ($6.8 million) which was not converted into the Common Stock Note and the Preferred Stock Note was treated as advances under the Revolving Promissory Note.

     In December 1995, HSBC and E&J Inc. agreed to amend the Revolving Credit Agreement originally entered into on September 30, 1992 and extend its term through September, 1997. The HSBC facility, as amended, provides up to $6 million of letter of credit availability and cash advances of up to $25 million to

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 7 -- DEBT -- (CONTINUED)
E&J Inc. Advances under the Revolving Credit Agreement bear interest at the prime rate plus 0.25%, as announced by Marine Midland Bank N.A. from time to time (8.5% at December 31, 1995), and are guaranteed by Brierley Investments Limited, an affiliate of BIL. Repayment of existing debt with BIL is subordinated to the HSBC debt, and Brierley Investments Limited, an affiliate of BIL, guaranteed its repayment.

     On December 21, 1995, $3 million of the increased credit facility was utilized to repay an advance from BIL made earlier in 1995. As of December 31, 1995, $18.7 million of the $25 million available for cash advances had been utilized.

     As part of the Debt Conversion Transaction, BIL agreed to provide to the Company and E&J Inc. a revolving credit facility of up to $12.5 million, as evidenced by the Revolving Promissory Note. At December 31, 1995, this facility was completely utilized. BIL has advanced the Company an additional $8.6 million under the Revolving Promissory Note, bringing the total outstanding advances from BIL to the Company at December 31, 1995 to $21.1 million. The Revolving Promissory Note and other advances mature on September 30, 1997, bear interest at the rate of 8% per annum, and are secured by a lien on and security interest in all assets of the Company and E&J Inc. The Revolving Promissory Note is subordinated to all debt borrowed by the Company or E&J Inc. from, or the payment of which has been guaranteed by the Company or E&J Inc. to HSBC, the Pension Benefit Guaranty Corporation and any other financial institution constituting a principal lender to the Company and/or E&J Inc. As of December 31, 1995, $2.6 million of accrued, unpaid interest is due BIL under the Revolving Promissory Note.

     In July 1991, the Company obtained a three-year secured credit facility in the amount of up to $13 million at an interest rate of prime plus 3% for its Smith & Davis subsidiary. The facility was secured by substantially all of the assets of Smith & Davis. In February 1993, this credit line was amended to increase the availability of funding to the Company, reduce the borrowing cost to prime plus 2% and extend the term to December 31, 1995. The proceeds from the sale of the Institutional Business were used to reduce this debt, and in December 1995 the balance under this credit line was fully repaid utilizing funds advanced from BIL. Additionally, Smith & Davis had other borrowings primarily consisting of amounts owed under an industrial revenue bond totaling $0.1 million at December 31, 1995, with an interest rate approximating 6%. The remaining balance is due in March 1996.

     During May 1992, the Company's Canadian subsidiary renewed existing credit facilities in the aggregate of $4.7 million, which was fully utilized as of December 31, 1995 at interest rates ranging from prime plus 1% to prime plus
1 1/4%. The loans are secured by the assets of the Canadian subsidiary.

     During June 1994, the Company's Mexican subsidiary obtained a credit facility in the aggregate of $1.0 million, of which $0.7 million was borrowed as of December 31, 1995 at interest rates approximating 13%. The loans are secured by the assets of the Mexican subsidiary and are due in annual installments through 1999.

     At December 31, 1995, the Company was contingently liable under existing letters of credit in the aggregate amount of approximately $5.75 million.

     At December 31, 1995 the Company owed $24.7 million to banks and other commercial lenders, $2.1 million under capitalized lease obligations, and $21.1 million to BIL.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 8 -- INCOME TAXES

     The components of the income tax provision (benefit) from operations for each of the years in the three year period ended December 31, 1995 are as follows:

                                                               1995     1994      1993
                                                               ----     -----     ----
        Current:
          Federal............................................  $ --     $  --     $ --
          Foreign............................................   160        97      197
          State..............................................    --        --       --
        Deferred:
          Federal............................................  $ --     $  --     $ --
          Foreign............................................   (64)     (259)     (24)
          State..............................................    --        --       --
                                                               ----     -----     ----
                                                               $ 96     $(162)    $173
                                                               ====     =====     ====

     A reconciliation of the provision (benefit) for taxes on loss from operations and the amount computed using the statutory federal income tax rate of 34% for each of the years in the three year period ended December 31, 1995 is as follows:

                                                        1995        1994         1993
                                                       -------     -------     --------
        Computed "expected" tax benefit..............  $(l,821)    $(3,373)    $(18,878)
        Increases (reductions) due to:
          State taxes, net of federal benefit........       --          --           --
          Foreign subsidiaries with different tax
             rates...................................      (80)         52          319
          Domestic losses with no tax benefit........    1,997       3,159       18,732
                                                       -------     -------     --------
                                                       $    96     $  (162)    $    173
                                                       =======     =======     ========

     The Company and certain subsidiaries file consolidated federal income and combined state tax returns. For federal income tax purposes, as of December 31, 1995, the Company has net operating loss (NOL) carryforwards of approximately $143 million and tax credit carryforwards of approximately $1 million that expire in 1997 through 2010. In accordance with the Internal Revenue Code, when certain changes in company ownership occur, utilization of NOL carryforwards is limited. The Company has determined that there has been a change in ownership due to the various debt and equity transactions consummated with BIL as described in Note 6 -- Debt Restructuring and Conversion and Note 7 -- Debt. As a result, approximately $88.5 million of the Company's NOL carryforwards are subject to an annual limitation of approximately $3 million. If the full amount of that limitation is not used in any year, the amount not used increases the allowable limit in the subsequent year.

     In addition, there are approximately $7 million and $6 million, respectively, of preacquisition NOL carryforwards generated by Smith & Davis and MCT with expiration dates through 2004. Annual utilization of these NOLs is limited to $0.6 million for Smith & Davis and $0.5 million for MCT to reduce that entity's future contribution to consolidated taxable income.

     The Company's foreign source income is not material.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 9 -- INVENTORIES

     Inventories at December 31, 1995 and 1994 consist of the following:

                                                                    1995        1994
                                                                   -------     -------
        Raw materials............................................  $10,365     $10,249
        Work-in-process..........................................    4,593       5,585
        Finished goods...........................................    4,612       4,615
                                                                   -------     -------
                                                                   $19,570     $20,449
                                                                   =======     =======

NOTE 10 -- COMMON AND PREFERRED STOCK

     At the March 17, 1992 meeting, the stockholders approved a resolution to authorize a new class of preferred stock. Thereafter, approximately 5.9 million shares of 9% Series A Convertible Preferred Stock were issued for conversion of BIL debt and accrued interest as discussed in Note 7. Such preferred shares are redeemable into one-tenth of one share of common stock at the Company's option until the second anniversary of conversion of the debt, and thereafter at the holder's option until the seventh anniversary of conversion of the debt except for any in-kind dividends which would be redeemable at 15% of the market price at the time of conversion. The preferred shares are also redeemable for cash at the Company's option at a price of $1.67458437 per share until the second anniversary of conversion of the debt and thereafter the seventh anniversary of the conversion to cash at a price of $1.67458437 per share except for in-kind dividends which would be redeemable at an amount equal to 15% of market price of the common stock as of the redemption date. Upon notice of redemption, the holder(s) of the preferred shares can convert such shares into one-tenth of one share of common stock. Also as discussed in Note 7, a second series of preferred stock (Series B, consisting of 786,000 shares) was issued to BIL, which is redeemable at the Company's option into one-tenth of one share of Common Stock (except for any unpaid interest owed) at any time prior to the seventh anniversary of the issuance date of said preferred shares.

     On March 17, 1992, the stockholders of the Company approved a Plan of Reclassification. Under the Plan of Reclassification, the Certificate of Incorporation of the Company was amended to replace the Company's authorized Class A Common Stock and Class B Common Stock with a new single class of Common Stock having 2,500,000 authorized shares, and reclassified each outstanding Class A Common share and each outstanding Class B Common share into one share of such new single class of Common Stock. The Plan of Reclassification became effective as of the close of business on November 18, 1993.

     On December 31, 1993, the Company's stockholders approved the Debt Conversion Transaction (see Note 6), which resulted in the issuance of 5.5 million shares of Common Stock and 20 million shares of 7% Series C Convertible Preferred Stock upon conversion of the Common Stock Note and the Preferred Stock Note, respectively. Each share of Series A, B and C preferred shares is convertible into one-tenth of one share of common stock and is entitled to vote with the common stock on an as-converted basis. The Series A and B preferred shares are callable at a price of $1.67458437. Such call option has been waived by BIL through September 30, 1997. The Debt Conversion Transaction resulted in an increase in the total shares outstanding, on a fully diluted basis, to 9.96 million (including shares issued for the MCT acquisition), and increased the percentage ownership of the Company by BIL and its affiliates from approximately 60% at December 31, 1992 to approximately 85% at December 31, 1993.

     The Company has three employee stock option plans that provide for the grant to eligible employees of stock options to purchase shares of Common Stock. The Everest & Jennings International Ltd. 1981 Employees Stock Option Plan expired in 1991. Options are exercisable over a ten-year period. Stock options were granted at prices which represent the fair market value of the Common Stock on the date of grant. The

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 10 -- COMMON AND PREFERRED STOCK -- (CONTINUED) changes in this stock option plan in each of the years in the three year period ended December 31, 1995 are summarized as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                           1995       1994       1993
                                                          ------     ------     -------
        Outstanding, beginning of year..................   5,645     10,245      23,437
        Granted.........................................      --         --          --
        Exercised.......................................      --         --          --
        Cancelled.......................................  (1,405)    (4,600)    (13,192)
                                                          ------     ------     -------
        Outstanding, end of year........................   4,240      5,645      10,245
                                                          ======     ======     =======
        Exercisable, end of year........................   4,240      5,645      10,245
                                                          ======     ======     =======

     Options outstanding as of December 31, 1995 were granted at prices ranging from $18.80 to $127.50 per share. As of December 31, 1995, 4,240 shares were exercisable in the price range of $18.80 to $127.50 per share.

     The Company also has an Omnibus Incentive Plan, which was adopted by the Board of Directors during 1990. Options are exercisable over a ten-year period, and were granted at prices which represent the fair market value of the Common Stock on the date of grant. The changes in the Omnibus Incentive Plan in each of the years in the three year period ended December 31, 1995 are summarized as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1995        1994        1993
                                                        -------     -------     -------
        Outstanding, beginning of year................   21,969      54,906      72,500
        Granted.......................................       --          --      21,900
        Exercised.....................................       --          --          --
        Cancelled.....................................  (12,869)    (32,937)    (39,494)
                                                        -------     -------     -------
        Outstanding, end of year......................    9,100      21,969      54,906
                                                        =======     =======     =======
        Exercisable, end of year......................    8,400      20,091      30,794
                                                        =======     =======     =======

     At December 31, 1995, 80,000 shares have been reserved for issuance pursuant to this plan, and 9,100 options were outstanding which were granted at prices ranging from $12.50 to $23.80.

     Effective April 25, 1994, the Company adopted the 1994 Everest & Jennings Stock Option Plan (the "1994 Plan"), providing for the granting of nonqualified stock options to purchase up to 440,000 shares of the Company's Common Stock to selected full time employees of the Company. Under the 1994 Plan, options become exercisable in 50% increments when the Company achieves certain performance goals and are automatically exercisable five years after the grant date, assuming continuous employment with the Company. Option activity in the 1994 Plan is as follows:

                                                                   YEAR ENDED DECEMBER
                                                                           31,
                                                                   -------------------
                                                                    1995        1994
                                                                   -------     -------
        Outstanding, beginning of year...........................  315,200     368,200
        Granted..................................................  100,900          --
        Exercised................................................       --          --
        Cancelled................................................  (96,800)    (53,000)
                                                                   -------     -------
        Outstanding, end of year.................................  319,300     315,200
                                                                   =======     =======

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 10 -- COMMON AND PREFERRED STOCK -- (CONTINUED)
     Options outstanding as of December 31, 1995 were granted at $8.50, which approximates the fair market value of the Company's common stock at the date of grant. No options were exercisable at December 31, 1995 pursuant to this Plan. At December 31, 1995, 120,700 shares were available for the granting of additional options.

     As part of the MCT acquisition, the Company assumed 10,761 unvested and 30,042 vested stock options at exercise prices ranging from $.60 to $2.80. These options are for the acquisition of the Company's Common Stock. Option activity in the MCT Plan is as follows:

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1995       1994
                                                                     ------     ------
        Options assumed............................................      --     40,803
        Outstanding, beginning of year.............................  31,683         --
        Exercised..................................................  (2,283)    (5,820)
        Cancelled..................................................      --     (3,300)
                                                                     ------     ------
        Outstanding, end of year...................................  29,400     31,683
                                                                     ======     ======
        Exercisable, end of year...................................  28,419     28,419
                                                                     ======     ======

NOTE 11 -- EMPLOYEE BENEFIT PLANS

     The Company has a non-contributory defined benefit pension plan covering substantially all employees of its primary domestic subsidiary, Everest & Jennings, Inc. and two non-contributory defined benefit pension plans for the non-bargaining unit salaried employees ("Salaried Plan") and employees subject to collective bargaining agreements ("Hourly Plan") at its Smith & Davis subsidiary. The total pension expense (income) under these plans was $364, $(15) and $40 for 1995, 1994 and 1993, respectively.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 11 -- EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     The following table sets forth the status of these plans and the amounts recognized in the Company's consolidated financial statements:

                                                                 1995        1994        1993
                                                                -------     -------     -------
Actuarial present value of benefit obligations:
Vested benefit obligation...................................    $17,678     $15,612     $17,695
                                                                =======     =======     =======
Accumulated benefit obligation..............................    $17,678     $15,621     $17,816
                                                                =======     =======     =======
Projected benefit obligation for services rendered to
  date......................................................    $17,678     $15,621     $17,816
Plan assets at fair value, primarily listed stocks, bonds
  and investment funds......................................     13,513      12,100      12,763
                                                                -------     -------     -------
Projected benefit obligation in excess of plan assets.......     (4,165)     (3,521)     (5,053)
Unrecognized transition amount..............................        (85)        (98)        (85)
Unrecognized loss from change in discount rate..............      3,420       1,960       3,043
                                                                -------     -------     -------
Pension liability included in Accrued payroll costs.........    $  (830)    $(l,659)    $(2,095)
                                                                =======     =======     =======
The pension cost relating to these plans is comprised of the following:
Service cost--benefits earned during period.................    $    --     $    --     $    --
Interest cost on projected benefit obligation...............      1,323       1,263       1,295
Actual return on plan assets................................     (2,396)       (378)       (872)
Net amortization and deferral...............................      1,437        (900)       (223)
Curtailment gain............................................         --          --        (160)
                                                                -------     -------     -------
Net periodic pension cost...................................    $   364     $   (15)    $    40
                                                                =======     =======     =======

     Effective May 1, 1991, benefits accruing under the Everest & Jennings, Inc. Pension Plan were frozen. Due to a reduction in its weighted-average discount rate, and in accordance with the provisions of SFAS No. 87, "Employees' Accounting for Pensions", an additional minimum funding liability, representing the excess of accumulated plan benefits over plan assets and accrued pension costs of S2,606 was recorded for the Everest & Jennings, Inc. Pension Plan as an increase in stockholders' deficit for the year ended December 31, 1993. As of December 31, 1994, stockholders' deficit was credited for $794 to reduce the minimum liability to $1,812. As of December 31, 1995, stockholders' deficit was increased by $1,452 to reflect an increase in the minimum liability as a result of a decrease in the discount rate used to determine the minimum liability.

     Additionally, during 1991 the Company froze the Smith & Davis Hourly Plan and purchased participating annuity contracts to provide for accumulated and projected benefit obligations. The Company has also frozen the Smith & Davis Salaried Plan effective January 1, 1993. Participants in the plan are eligible to participate in the Company's 401(k) Savings and Investment Plan, as discussed below. There was no material impact on the consolidated financial statements as a result of these changes.

     The following assumptions were used to determine the projected benefit obligations and plan assets:

                                                     EVEREST & JENNINGS,
                                                             INC.                  SMITH & DAVIS
                                                             PLAN                      PLANS
                                                    ----------------------     ----------------------
                                                    1995     1994     1993     1995     1994     1993
                                                    ----     ----     ----     ----     ----     ----
Weighted-average discount rate....................  7.5 %    8.5 %    7.5 %    8.0 %    8.5 %    7.5 %
Expected long-term rate of return on assets.......  9.0 %    9.0 %    9.0 %    9.0 %    9.0 %    8.5 %
Long-term rate for compensation increases.........   --       --       --       --       --       --

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 11 -- EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     In 1995, 1994 and 1993, no long term rates for compensation increases were assumed for the defined benefit plans, as all participants are inactive and the plans are frozen.

     The Company also sponsored a 401(k) Savings and Investment Plan (the "401(k) plan") covering all full-time employees of Everest & Jennings, Inc. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions up to 6% of base salary. As of March 1, 1994, the Company suspended its contribution to the 401(k) Plan for all non-bargaining unit employees. Employees may contribute between 1% and 15% of base salary. Expense recorded for the 401(k) plan totaled approximately $20 in 1995, $35 in 1994 and $134 in 1993.

NOTE 12 -- LEASE COMMITMENTS

     The Company is a party to a number of noncancelable lease agreements involving buildings and equipment. The leases extend for varying periods up to eight years and generally provide for the payment of taxes, insurance and maintenance by the lessee. Certain of these leases have purchase options at varying rates.

     The Company's property held under capital leases, included in property, plant and equipment, at December 31, 1995 and 1994 consists of the following:

                                                               DECEMBER 31,   DECEMBER 31,
                                                                   1995           1994
                                                               ------------   ------------
        Machinery and equipment..............................    $  2,827       $  2,784
        Less accumulated amortization........................      (1,769)        (1,168)
                                                                  -------        -------
                                                                 $  1,058       $  1,616
                                                                  =======        =======

     Minimum future lease obligations on long-term noncancelable leases in effect at December 31, 1995 are as follows:

                                                             CAPITAL   OPERATING
                                                             -------   ---------
                1996.......................................  $   970    $   707
                1997.......................................      933        608
                1998.......................................      469        595
                1999.......................................       --        590
                2000.......................................       --        589
                Thereafter.................................       --      1,206
                                                              ------     ------
                Net minimum lease payments.................  $ 2,372    $ 4,295
                                                              ======     ======
                Less amount representing interest..........     (262)
                                                              ------
                Present value of minimum lease payments....    2,110
                Less current portion.......................     (804)
                                                              ------
                                                             $ 1,306
                                                              ======

     Rental expense for operating leases amounted to approximately $1,349, $2,122 and $1,913 in 1995, 1994 and 1993, respectively.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE -- 13 CONTINGENT LIABILITIES

     In July, 1990, a class action suit was filed in the United States District Court for the Central District of California by a stockholder of the Company against the Company and certain of its present and former directors and officers. The suit seeks unspecified damages for alleged non-disclosure and misrepresentation concerning the Company in violation of federal securities laws. The Company twice moved to dismiss the complaint on various grounds. After the first such motion was granted, plaintiff filed a first amended complaint, which subsequently was dismissed by order filed on September 20, 1991. Plaintiff then notified the court that it did not intend to further amend the complaint, and an order dismissing the complaint was entered in November 1991. Plaintiff filed a notice of appeal to the Court of Appeals for the Ninth Circuit on December 23, 1991. The case was briefed and oral argument heard in June, 1993. Because of the precedent set by a Ninth Circuit decision in another case which was decided after the district court's order of dismissal but before the Ninth Circuit decided plaintiff's appeal, the Ninth Circuit reversed the district court's dismissal of the case and remanded the case to the district court for further proceedings in an opinion handed down by the Ninth Circuit on August 24, 1995. The district court directed plaintiff to file a new motion for class certification and the plaintiff did so on February 29, 1996. The Company opposes that motion, and it is set for hearing on March 25, 1996. The ultimate liability, if any, cannot be determined at this time.

     In December, 1992 ICF Kaiser Engineers, Inc. ("ICF Kaiser") filed a Demand for Arbitration (the "Demand") against the Company before the American Arbitration Association in Los Angeles, California. ICF Kaiser in its demand claims breach of contract between the parties for consulting and clean up work by ICF Kaiser at E&J's former facilities located at 3233 East Mission Oaks Boulevard, Camarillo, California. The Arbitration Demand was in the sum of $1.1 million. In January, 1993 an answer and counter-claim were filed on behalf of the Company. The answer denied breach of the contract and disputed the monetary claim asserted in the Demand. In the counterclaim, the Company asserted that ICF Kaiser breached the contract, above referenced, by inter alia failing to perform the services required under the Agreement in a reasonably cost effective manner and in accordance with the terms and conditions of the Agreement. In February, 1993 E&J made a payment without prejudice to ICF Kaiser in the sum of approximately $0.6 million. This payment, together with prior payments, brought the total paid to date by the Company to ICF Kaiser to approximately $0.7 million. During June 1994 the Arbitrator ruled in favor of ICF Kaiser against the Company in the amount of $1.3 million. This case was settled during the fourth quarter of 1994 by payment to ICF Kaiser of $1.0 million, and such payment was charged against existing Company reserves.

     Die Cast Products, Inc. ("Die Cast Products"), a former subsidiary of the Company, has been named as a defendant in a lawsuit filed by the State of California pursuant to the Comprehensive Environmental Response, Compensation and Liability Act 42 U.S.C. sec.sec. 9601 et sec. The Company was originally notified of this action on December 10, 1992. The lawsuit seeks to recover response and remediation costs in connection with the release or threatened release of hazardous substances at 5619-21 Randolph Street, in the City of Commerce, California ("Randolph Street Site"). It is alleged that the Randolph Street Site was used for the treatment, storage and disposal of hazardous substances. The Company anticipates being named as a defendant as a result of its former ownership of Die Cast Products, which allegedly disposed of hazardous waste materials at the Randolph Street Site. A settlement in principle between the State of California and the various potentially responsible parties was reached in October 1995. It is anticipated that the Company's portion of the settlement will be less than was originally anticipated. Accordingly, the previously recorded reserve for this matter was reduced in 1995.

     In March, 1993, E&J Inc. received a notice from the United States Environmental Protection Agency ("EPA") regarding an organizational meeting of generators with respect to the Casmalia Resources Hazardous Waste Management Facility ("Casmalia Site") in Santa Barbara County, California. The EPA alleges that the Casmalia Site is an inactive hazardous waste treatment, storage and disposal facility which

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE -- 13 CONTINGENT LIABILITIES -- (CONTINUED) accepted large volumes of commercial and industrial wastes from 1973 until 1989. In late 1991, the Casmalia Site owner/operator abandoned efforts to actively pursue site permitting and closure and is currently conducting only minimal maintenance activities. The EPA estimates that the Casmalia Site's closure trust fund, approximately $10 million, is substantially insufficient to cover cleanup and closure of the site. Since August, 1992, the EPA has undertaken certain interim stabilization actions to control actual or threatened releases of hazardous substances at the Casmalia Site. The EPA is seeking cooperation from generators to assist in the cleaning up, and closing of, the Casmalia Site. E&J Inc. and 64 other entities were invited to the organizational meeting. E&J Inc. is a member of a manufacturers' group of potentially responsible parties which has investigated the site and proposed a remediation plan to the EPA. To reflect E&J Inc.'s estimated allocation of costs thereunder, a reserve of $1.0 million was recorded, which was included in the Consolidated Statements of Operations for 1993. During 1995 an agreement in principle was reached with the EPA for a settlement of the majority of the Casmalia site liability. The settlement provides for the work to be completed in three phases. Phase I work, which is estimated to take three to five years to complete, will require the Company, along with other responsible parties, to participate in funding the water management, certain construction projects and completion of the site investigation. Phase II work, consisting of the remaining remedial construction activities and the first five years of operation and maintenance, will be funded by other parties and is estimated to take ten years. Subsequent to Phase II, additional operation and maintenance will be required for approximately 30 years. The estimated exposure of the Company under this agreement is less than originally anticipated and the previously recorded reserve has been reduced accordingly.

     In 1989, a patent infringement case was initiated against E&J Inc. and other defendants in the U.S. District Court, Central District of California. E&J Inc. prevailed at trial with a directed verdict of patent invalidity and non-infringement. The plaintiff filed an appeal with the U.S. Court of Appeals for the Federal Circuit. On March 31, 1993, the Court of Appeals vacated the District Court's decision and remanded the case for trial. Impacting the retrial of this litigation was a re-examination proceeding before the Board of Patent Appeals with respect to the subject patent. A ruling was rendered November 23, 1993 sustaining the claim of the patent which E&J Inc. has been charged with infringing. Upon the issuance of a patent re-examination certificate by the U.S. Patent Office, the plaintiff presented a motion to the District Court requesting a retrial of the case. The Company presented a Motion for Summary Judgment of Noninfringement based in part upon the November 23, 1993 decision of the Board of Patent Appeals. The Motion was granted in follow-up conferences and an official Judgment was entered November 17, 1994. The plaintiff filed a Notice of Appeal on November 23, 1994, and a briefing schedule has been indicated by the Appellate Court. A written opinion was filed March 21, 1995 and the appeal was argued August 8, 1995. A decision has not yet been announced. E&J Inc. believes that this case is without merit and intends to contest it vigorously. The ultimate liability of E&J Inc., if any, cannot be determined at this time.

     The Company and its subsidiaries are parties to other lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

           (DOLLARS IN THOUSANDS, EXCEPT AS NOTED AND PER-SHARE DATA)

NOTE 14 -- QUARTERLY FINANCIAL INFORMATION

     The following chart sets forth the highlights of the quarterly consolidated results of operations in fiscal years 1995, 1994 and 1993:

                                                THREE MONTHS ENDED (UNAUDITED)(A)
                             ------------------------------------------------------------------------
                             MARCH 31      JUNE 30      SEPTEMBER 30      DECEMBER 31          YEAR
                             ---------     --------     -------------     ------------       --------
Fiscal year 1995
  Revenues.................   $18,513      $ 18,449        $19,346          $ 18,319         $ 74,627
  Gross profit.............     4,207         4,404          4,126             3,293(d)        16,030
  Net loss.................    (1,170)         (860)          (924)           (2,498)(d)       (5,452)
  Loss per share...........      (.20)         (.08)          (.10)             (.37)            (.75)
Fiscal year 1994
  Revenues.................   $20,213      $ 20,146        $19,829          $ 19,250         $ 79,438
  Gross profit.............     4,080         4,657          4,674               139(b)        13,550
  Net loss.................    (1,673)         (940)          (897)           (6,249)(b)       (9,759)
  Loss per share...........      (.20)         (.10)          (.10)             (.95)           (1.35)
Fiscal year 1993
  Revenues.................   $24,752      $ 23,524        $23,458          $ 22,725         $ 94,459
  Gross profit.............     5,839         2,784          3,993            (1,982)          10,634
  Net loss.................    (2,977)       (7,837)        (5,236)          (39,647)(c)      (55,697)(c)
  Loss per share...........     (3.30)        (8.61)         (5.70)           (42.00)          (59.61)

---------------

(a) In the fourth quarter of 1994, based on predominant industry practice, the Company changed its method of classification of shipping and distribution costs in the statement of operations. Such costs are now presented in cost of sales versus operating expenses in prior years. For purposes of quarterly financial information all gross profit amounts presented have been revised to reflect such reclassification.

(b) Gross profit was adversely affected during the fourth quarter of 1994 by a $3.0 million charge to reserves for product liability, workers' compensation claims and inventory cost adjustments.

(c) Includes charges of $13 million for the Institutional Business disposition, $2.1 million for the consolidation of manufacturing and distribution facilities, and $9.7 million for MCT in-process R&D.

(d) Productivity at the Company's primary domestic manufacturing facility was negatively impacted during the fourth quarter of 1995 as a result of a WARN act notice issued pursuant to the layoff of 30% of the work force at that facility. These layoffs, which were completed during the first quarter of 1996. were a result of the transfer of workload to lower-cost facilities and the Company's continued manufacturing rationalization.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                               BALANCE AT    CHARGED TO
                                              BEGINNING OF   COSTS AND                      BALANCE AT END
             FOR THE YEAR ENDED                  PERIOD       EXPENSES       DEDUCTIONS       OF PERIOD
--------------------------------------------  ------------   ----------      ----------     --------------
December 31, 1995:
  Allowance for doubtful accounts...........     $2,088        $  577          $  818           $1,847
  Accrued restructuring expenses............      4,476           123           3,940            3,140
December 31, 1994:
  Allowance for doubtful accounts...........     $1,506        $1,630          $1,048           $2,088
  Accrued restructuring expenses............      6,292           -0-           1,816            4,476
December 31, 1993:
  Allowance for doubtful accounts...........     $3,505        $1,515          $3,514(a)        $1,506
  Accrued restructuring expenses............      6,047         5,074(b)(c)     4,829            6,292

---------------

(a) This includes amount related to the accounts of the Institutional Business which have been reclassified as Assets Held for Sale.

(b) Accrued restructuring expenses include costs incurred in the process of relocating the Company's primary domestic wheelchair manufacturing facility from California to Missouri. $10,030 and $2,079 of restructuring expenses were charged to other balance sheet accounts for 1993 and 1992, respectively.

(c) Accrued restructuring expenses include costs related to the disposition of the Institutional Business.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30
                                                                        -----------------------
                                                                          1996          1995
                                                                        ---------     ---------
                                                                              (UNAUDITED)
Revenues..............................................................  $  49,561     $  56,308
Cost of sales.........................................................     40,861        43,571
                                                                        ---------     ---------
Gross profit..........................................................      8,700        12,737
Selling expenses......................................................      8,667         8,936
General and administrative expenses...................................      5,047         3,964
                                                                        ---------     ---------
Total operating expenses..............................................     13,714        12,900
                                                                        ---------     ---------
Loss from operations..................................................     (5,014)         (163)
Interest expense, BIL (Note 6)........................................      1,280         1,179
Interest expense, other...............................................      2,160         1,539
                                                                        ---------     ---------
Loss before income taxes..............................................     (8,454)       (2,881)
Income tax provisions.................................................          6            73
                                                                        ---------     ---------
Net loss..............................................................  $  (8,460)    $  (2,954)
                                                                        =========     =========
Loss per share (Note 7)...............................................  $   (1.17)    $    (.41)
                                                                        =========     =========
Weighted average number of Common Shares outstanding..................  7,214,565     7,226,556

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                  DECEMBER 31
                                                                                     1995
                                                                   SEPTEMBER      -----------
                                                                      30
                                                                     1996
                                                                  -----------
                                                                  (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.....................................   $      12       $     117
  Accounts receivable, less allowance for doubtful accounts of
     $1,376 in 1996 and $1,847 in 1995..........................      14,448          16,952
  Notes receivable (Note 9).....................................       2,559             252
  Inventories (Note 8)..........................................      17,858          19,570
  Other current assets..........................................         629           1,047
                                                                    --------        --------
          Total current assets..................................      35,506          37,938
PROPERTY, PLANT AND EQUIPMENT:
  Land..........................................................         370             261
  Buildings and improvements....................................       4,574           4,500
  Machinery and equipment.......................................      16,093          15,380
                                                                    --------        --------
                                                                      21,037          20,141
  Less accumulated depreciation and amortization................     (14,066)        (12,992)
                                                                    --------        --------
  Property, plant and equipment, net............................       6,971           7,149
NOTES RECEIVABLE (Note 9).......................................         297           2,524
INTANGIBLE ASSETS, NET..........................................         171             402
OTHER ASSETS....................................................         345             217
                                                                    --------        --------
          TOTAL ASSETS..........................................   $  43,290       $  48,230
                                                                    ========        ========
                            LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Short-term borrowings and current installments of long-term
     debt of $1,552 in 1996 and $1,089 in 1995 (Note 6).........   $   4,782       $   4,473
  Accounts payable..............................................       7,109           8,361
  Accrued payroll costs.........................................       5,032           6,327
  Accrued interest, BIL (Note 6)................................       3,909           2,629
  Accrued expenses..............................................       5,681           5,310
  Accrued restructuring expenses (Note 1).......................         339             659
                                                                    --------        --------
          Total current liabilities.............................      26,852          27,759
                                                                    --------        --------
LONG-TERM DEBT, NET OF CURRENT PORTION (Note 6).................      27,516          22,370
LONG-TERM BORROWINGS FROM BIL (Note 6)..........................      21,103          21,103
OTHER LONG-TERM LIABILITIES.....................................          79             130
COMMITMENTS AND CONTINGENCIES (Notes 1 and 10)
STOCKHOLDERS' DEFICIT: (Note 1)
  Series A Convertible Preferred Stock..........................      13,175          13,175
  Series B Convertible Preferred Stock..........................       1,317           1,317
  Series C Convertible Preferred Stock..........................      20,000          20,000
  Common Stock, par value: $.10; authorized 12,000,000 shares...         719             722
  Additional paid-in capital....................................     105,608         105,608
  Accumulated deficit...........................................    (169,143)       (159,793)
  Minimum pension liability adjustment..........................      (3,264)         (3,264)
  Cumulative translation adjustments............................        (672)           (897)
                                                                    --------        --------
     Total stockholders' deficit................................     (32,260)        (23,132)
                                                                    --------        --------
          TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT...........   $  43,290       $  48,230
                                                                    ========        ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                           SERIES A             SERIES B
                          CONVERTIBLE         CONVERTIBLE      SERIES C CONVERTIBLE
                        PREFERRED STOCK     PREFERRED STOCK      PREFERRED STOCK          COMMON STOCK       ADDITIONAL
                      -------------------   ----------------   --------------------   --------------------    PAID-IN
                       SHARES     AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT      SHARES      AMOUNT    CAPITAL
                      ---------   -------   -------   ------   ----------   -------   -----------   ------   ----------
Balance at December
  31, 1995..........  7,867,842   $13,175   786,357   $1,317   20,000,000   $20,000    72,280,646    $722     $105,608
Accrued Dividends on
  Series A
  Convertible
  Preferred Stock...         --        --        --       --           --        --            --      --           --
Net loss............         --        --        --       --           --        --            --      --           --
Adjustment for one-
  for-ten Stock
  Split.............         --        --        --       --           --        --   (65,084,081)     (3)          --
Translation
  Adjustments.......         --        --        --       --           --        --            --      --           --
                      ---------   -------   -------   ------   ----------   -------   -----------    ----      -------
Balance at September
  30, 1996..........  7,867,842   $13,175   786,357   $1,317   20,000,000   $20,000     7,196,565    $719     $105,608
                      =========   =======   =======   ======   ==========   =======   ===========    ====      =======


                                     MINIMUM
                                     PENSION     CUMULATIVE
                      ACCUMULATED   LIABILITY    TRANSLATION
                        DEFICIT     ADJUSTMENT   ADJUSTMENTS    TOTAL
                      -----------   ----------   -----------   --------
Balance at December
  31, 1995..........   $(159,793)    $ (3,264)      $(897)     $(23,132)
Accrued Dividends on
  Series A
  Convertible
  Preferred Stock...        (890)          --          --          (890)
Net loss............      (8,460)          --          --        (8,460)
Adjustment for one-
  for-ten Stock
  Split.............          --           --          --            (3)
Translation
  Adjustments.......          --           --         225           225
                        --------      -------       -----      --------
Balance at September
  30, 1996..........   $(169,143)    $ (3,264)      $(672)     $(32,260)
                        ========      =======       =====      ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                            NINE MONTHS ENDED
                                                                              SEPTEMBER 30
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.............................................................    $(8,460)    $(2,954)
  Adjustment to reconcile net loss to cash used in operating activities:
     Depreciation and amortization.....................................      1,305       1,812
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  Accounts receivable..................................................      2,183       1,991
  Trade notes receivable...............................................     (2,307)         --
  Inventories..........................................................      1,712       2,247
  Accounts payable.....................................................     (1,252)     (3,321)
  Accrued interest, BIL................................................      1,280       1,179
  Accrued payroll costs, expenses and income taxes.....................     (1,295)     (2,916)
  Accrued restructuring expenses.......................................       (320)     (3,727)
  Other, net...........................................................         90        (126)
                                                                           -------     -------
  Cash used in operating activities....................................     (7,064)     (5,815)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.................................................       (896)     (1,003)
  Proceeds from disposition of assets held for sale....................         --       4,518
  Cash received in payment of note receivable..........................      2,227          --
                                                                           -------     -------
  Cash provided by investing activities................................      1,331       3,515
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from BIL....................................................         --       5,100
  Increase (decrease) in short-term and long-term borrowings, net......      5,455      (3,157)
  Proceeds from exercise of stock options..............................          3           3
  Changes in other long-term liabilities...............................        (51)        (73)
                                                                           -------     -------
  Cash provided by financing activities................................      5,401       1,873
  Effect of exchange rate changes on cash flow.........................        227         150
  Decrease in cash balance.............................................       (105)       (277)
  Cash and cash equivalents balance at beginning of year...............        117         513
                                                                           -------     -------
CASH AND CASH EQUIVALENTS BALANCE AT END OF PERIOD.....................    $    12     $   236
                                                                           =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest.................................................    $ 1,857     $ 1,584
Cash paid for income taxes.............................................    $   203     $    59

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 1 -- CORPORATE RESTRUCTURING

     The Company has incurred substantial financial losses in a continuing effort to restructure its operations with the objective of improving its competitive position within the durable medical equipment industry. Restructuring activities have included asset sales, significant reductions in headcount, plant closures and consolidations, product line rationalization, debt to equity conversion and outsourcing of manufacturing operations.

     The Company's 1996 revenues and operating results have been negatively impacted by ongoing price competition. Additionally, the Company continues to address the rationalization of its production facilities in the US, Canada and Mexico and the increased outsourcing of products and product components, the effects of which are expected to lower the Company's production costs. On May 26, 1996 the Company issued a WARN Act Notice and announced a substantial workforce reduction at its primary domestic wheelchair manufacturing facility. Such reduction was substantially completed during the third quarter of 1996. US operations are now limited to administration, distribution, certain custom manufacturing and light assembly. A severance reserve of approximately $391 has been included in the Company's results of operations for the three months ended June 30, 1996 and an additional severance reserve of approximately $132 has been included in the Company's results of operations for the three months ended September 30, 1996 resulting in approximately $523 of severance expense being included in the Company's results of operations for the months ended September 30, 1996. The Company anticipates incurring additional restructuring expenses during the fourth quarter 1996 as workload transfers substantially complete.

     The accompanying consolidated financial statements have been prepared under the going concern concept, which anticipates an entity will continue in its present form and, accordingly, uses the historical cost basis to prepare financial statements. The Company has incurred substantial restructuring expenses and recurring operating losses and has a net capital deficiency at September 30, 1996. No assurance can be made that the Company will successfully emerge from or complete its restructuring activities.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies followed for the three month and nine month periods ended September 30, 1996 are the same as those disclosed in the Notes to the Company's December 31, 1995 Consolidated Financial Statements, which were included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995. All dollar amounts in these Notes to Unaudited Consolidated Financial Statements are in thousands except per-share data or as otherwise specified. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of (a) the consolidated results of operations for the three month and nine month periods ended September 30, 1996 and 1995; (b) the consolidated financial position at September 30, 1996 and December 31, 1995; and (c) the consolidated cash flows for the nine month periods ended September 30, 1996 and 1995 have been made. However, the consolidated financial statements included herewith do not include any adjustments that might result from the Company's inability to emerge from or complete its ongoing restructuring activities and continue as a going concern -- See Note 1 to the Unaudited Consolidated Financial Statements.

NOTE 3 -- OWNERSHIP

     80% of the Company's common shares and all of the Company's Series A, B and C Preferred shares are owned by a wholly-owned subsidiary of Brierley Investments Ltd ("BIL"), a New Zealand investment firm.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 4 -- PROPOSED MERGER WITH GRAHAM-FIELD HEALTH PRODUCTS, INC.

     On September 3, 1996, the Company announced it had entered into a definitive Agreement and Plan of Merger with Graham-Field Health Products, Inc. providing for the previously announced acquisition of the Company by Graham-Field. The Board of Directors of the Company received a fairness opinion from Vector Securities International, Inc. to the effect that the consideration to be received by the holders of the Company's Common Stock pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. The terms of the acquisition are the same as those reflected in the parties' previous announcement on August 14, 1996.

     As a result of the merger, the Company will become a wholly-owned subsidiary of Graham-Field. In the merger, the stockholders of the Company will receive one share of Graham-Field common stock for each 2.857 shares of the common stock of the Company. The merger ratio is subject to reduction so that the value of the Graham-Field common stock to be received will not exceed $5.50 per share of the Company's common stock. There are currently 7,207,689 shares of the Company's common stock outstanding.

     In connection with the merger, BIL will purchase for cash up to 1.9 million additional shares of Graham-Field common stock, valued at the greater of $13 per share or the average market price of the common stock of Graham-Field for the 10 consecutive trading days prior to the merger closing date. Graham-Field will use the proceeds to repay all debt of the Company in the approximate amount of $25 million to The Hongkong and Shanghai Banking Corporation Limited (see Note
6 -- Debt). In addition, Graham-Field will issue to BIL up to $61 million of a new Series B Cumulative Convertible Preferred Stock in exchange for the indebtedness of the Company owing to BIL (see Note 6 -- Debt) and shares of the Company's preferred stock owned by BIL. Also as part of the transaction, BIL will purchase for cash $10 million of a new Series C Cumulative Convertible Preferred Stock of Graham-Field, the proceeds of which will be available to Graham-Field for general corporate purposes. Finally, certain indebtedness in the amount of $4 million owing by Graham-Field to BIL will be exchanged for a $4 million unsecured subordinated promissory note of Graham-Field which will mature on April 1, 2001 and will bear interest at an effective rate of 7.7% per annum.

     The Series B and Series C Preferred Stock to be issued by Graham-Field to BIL will be entitled to a dividend at the rate of 1.5% per year, payable at the option of Graham-Field either in cash or in shares of its common stock. In addition, the shares of Graham-Field Series B and Series C Preferred Stock will vote on an as-converted basis, as a single class together with the Graham-Field common stock, on all matters submitted to a vote of the stockholders of Graham-Field. The Series B Preferred Stock will not be redeemable and will be convertible into shares of Graham-Field common stock (x) at the option of the holder, at a conversion price of $20 per share, (y) at the option of Graham-Field, at a conversion price equal to the then current trading price (but not less than $15.50 or more than $20 per share), and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share, in each case subject to certain antidilution adjustments. The Series C Preferred Stock will be subject to redemption as a whole at Graham-Field's option on the fifth anniversary of the date of issuance at stated value and, if not redeemed, will automatically convert on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to certain antidilution adjustments.

     As a result of the merger, BIL will own shares of common and preferred stock of Graham-Field representing approximately 34% of the voting power of all outstanding shares of Graham-Field stock. Simultaneous with the signing of the Merger Agreement, Graham-Field and BIL entered into a Stockholder Agreement pursuant to which BIL has agreed to vote all of its shares of the Company's stock in favor of the merger. In the Stockholder Agreement, BIL also has agreed to grant Graham-Field a right of first refusal with respect to certain sales of its Graham-Field stock, to indemnify Graham-Field against certain existing actions and proceedings to which the Company is a party and, so long as BIL owns Graham-Field stock representing

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 4 -- PROPOSED MERGER WITH GRAHAM-FIELD HEALTH PRODUCTS, INC. -- (CONTINUED) at least 5% of the voting power of the outstanding shares, not to acquire additional shares without the consent of Graham-Field's Board of Directors (which consent will not be unreasonably withheld), seek to acquire ownership of Graham-Field, engage in any solicitation of proxies with respect to Graham-Field or otherwise seek to propose to acquire control of the Graham-Field Board of Directors. Pursuant to the Stockholder Agreement, BIL will have the right to designate two members of Graham-Field's Board of Directors, subject to reduction if BIL reduces its ownership of Graham-Field stock. BIL also will have the right to participate on a pro rata basis in certain future stock issuances by Graham-Field. The Stockholder Agreement will automatically terminate upon a change of control of Graham-Field or its Board of Directors. In addition, Graham-Field has granted certain registration rights to BIL with respect to its Graham-Field shares.

     The closing of the transaction is subject to customary conditions, including approval by the stockholders of both Graham-Field and Everest & Jennings. The closing is currently scheduled for November 27, 1996.

     See Note 10 for a description of a class action complaint filed in Delaware with respect to the proposed acquisition of the Company by Graham-Field.

NOTE 5 -- COMMON STOCK

     On June 4, 1996 the Company's shareholders approved a one-for-ten reverse stock split, effective June 6, 1996. The stated par value of one share of common stock was changed from $.0l to $.10 as a result of the stock split. All references in the consolidated financial statements to average number of shares outstanding and related prices, per share amounts and stock option plan data have been restated to reflect the reverse stock split.

NOTE 6 -- DEBT

     The Company's debt as of September 30, 1996 and December 31, 1995 is as follows:

                                                             SEPTEMBER 30     DECEMBER 31
                                                                 1996             1995
                                                             ------------     ------------
                                                             (UNAUDITED)
        Loans payable to HSBC..............................    $ 25,000         $ 18,700
        Other domestic debt................................       1,770            2,622
        Foreign debt.......................................       5,528            5,521
        Long-term loan payable to BIL......................      21,103           21,103
                                                                -------          -------
        Total debt.........................................      53,401           47,946
        Less short-term borrowings and current installments
          of long-term debt................................       4,782            4,473
                                                                -------          -------
        Long-term debt, net of current portion, including
          BIL Credit Facility..............................    $ 48,619         $ 43,473
                                                                =======          =======

     On September 30, 1992 Everest & Jennings Inc., a wholly-owned subsidiary of the Company, entered into a Revolving Credit Agreement with The Hongkong and Shanghai Banking Corporation Limited ("HSBC"). This Agreement has been revised and extended several times and currently expires September 30, 1997. Advances under the Revolving Credit Agreement, as amended, bear interest at the prime rate as announced by Marine Midland Bank, N.A. from time to time plus 0.25% per annum. The HSBC facility, as amended, provides up to $6 million for letter of credit availability and, additionally, cash advances of up to $25 million to Everest & Jennings Inc. Repayment of existing debt with BIL is subordinated to the HSBC debt, and an affiliate of BIL has guaranteed repayment of the HSBC debt. As of September 30, 1996 this facility was fully utilized.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 6 -- DEBT -- (CONTINUED)
     BIL has provided the Company a credit facility which allows advances up to $21.1 million. At September 30, 1996 and December 31, 1995 this facility has been fully utilized. The BIL credit facility has been extended to September 30, 1997, bears interest at the rate of 8% per annum, and is secured by a lien on and security interest in all assets of the Company and Everest & Jennings Inc. As of September 30, 1996, $3.9 million of accrued, unpaid interest was due BIL under the BIL credit facility.

     The Company's Canadian subsidiary has credit facilities in the aggregate of $5.5 million, of which $4.9 million was borrowed as of September 30, 1996 at interest rates ranging from prime plus 1% to prime plus 1.25%. The loans are secured by the assets of the Canadian subsidiary and certain Letters of Credit supplied by HSBC and BIL.

     The Company's Mexican subsidiary has a credit facility in the aggregate of $1.0 million, of which $0.6 million was borrowed as of September 30, 1996 at interest rates approximating 13%. The loan is secured by the assets of the Mexican subsidiary.

     At September 30, 1996, the Company was contingently liable to HSBC under existing letters of credit in the aggregate amount of approximately $5.8 million.

NOTE 7 -- LOSS PER SHARE

     Loss per share for the three month and nine month periods ended September 30, 1996 and 1995 is calculated based on the weighted average number of shares of Common Stock outstanding during the periods, giving effect to the reverse stock split as discussed in Note 5.

NOTE 8 -- INVENTORIES

     Inventories at September 30, 1996 and December 31, 1995 consist of the following:

                                                               SEPTEMBER
                                                                  30          DECEMBER 31
                                                                 1996            1995
                                                              -----------     -----------
                                                              (UNAUDITED)
        Raw materials.....................................      $ 9,789         $10,365
        Work-in-process...................................        3,005           4,593
        Finished goods....................................        5,064           4,612
                                                                -------         -------
                                                                $17,858         $19,570
                                                                =======         =======

NOTE 9 -- NOTES RECEIVABLE (LONG TERM)

     The Company received notes of $2.1 million and $0.6 million upon the sale of its institutional business and oxygen concentrator business, respectively, in 1995. The $2.1 million note was paid in full on April 2, 1996. The $0.6 million note has been reduced to $0.3 million as of September 30, 1996 and was substantially paid during October 1996. The remaining Notes receivable are payable by customers, bear interest at various rates and mature in one to three years. During October 1996 approximately $2.4 million of the outstanding Notes Receivable were sold to BIL.

NOTE 10 -- CONTINGENT LIABILITIES

     In July, 1990 a class action suit was filed in the United States District Court for the Central District of California by a stockholder of the Company against the Company and certain of its present and former directors and officers. The suit seeks unspecified damages for alleged non-disclosure and misrepresentation

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 10 -- CONTINGENT LIABILITIES -- (CONTINUED) concerning the Company in violation of federal securities laws. The Company twice moved to dismiss the complaint on various grounds. After the first such motion was granted, plaintiff filed a first amended complaint, which subsequently was dismissed by order filed on September 20, 1991. Plaintiff then notified the court that it did not intend to further amend the complaint, and an order dismissing the complaint was entered in November 1991. Plaintiff filed a notice of appeal to the Court of Appeals for the Ninth Circuit on December 23, 1991. The case was briefed and oral argument heard in June, 1993. Because of the precedent set by a Ninth Circuit decision in another case which was decided after the district court's order of dismissal but before the Ninth Circuit decided plaintiff's appeal, the Ninth Circuit reversed the district court's dismissal of the case and remanded the case to the district court for further proceedings in an opinion handed down by the Ninth Circuit on August 24, 1995. On March 25, 1996, the district court granted plaintiffs motion to certify a class composed of purchasers of the Company's Common Stock during the period from March 31, 1989 to June 12, 1990. The ultimate liability, if any, cannot be determined at this time.

     Die Cast Products, Inc. ("Die Cast Products"), a former subsidiary of the Company, has been named as a defendant in a lawsuit filed by the State of California pursuant to the Comprehensive Environmental Response, Compensation and Liability Act 42 U.S.C. sec.sec. 9601 et sec. The Company was originally notified of this action on December 10, 1992. The lawsuit sought to recover response and remediation costs in connection with the release or threatened release of hazardous substances at 5619-21 Randolph Street, in the City of Commerce, CA ("Randolph Street Site"). It alleged that the Randolph Street Site was used for the treatment, storage and disposal of hazardous substances. A settlement in principle between the State of California and the various potentially responsible parties was reached in October 1995. A consent decree was signed in July 1996. The Company's portion of the settlement was less than originally anticipated. Accordingly, the previously recorded reserve for this matter was reduced in 1995 to the settlement amount.

     In March, 1993 Everest & Jennings Inc. received a notice from the U.S. Environmental Protection Agency ("EPA") regarding an organizational meeting of generators with respect to the Casmalia Resources Hazardous Waste Management Facility ("Casmalia Site") in Santa Barbara County, CA. The EPA alleges that the Casmalia Site was an inactive hazardous waste treatment, storage and disposal facility which accepted large volumes of commercial and industrial wastes from 1973 until 1989. In late 1991, the Casmalia Site owner/operator abandoned efforts to actively pursue site permitting and closure and is currently conducting only minimal maintenance activities. The EPA estimates that the Casmalia Site's closure trust fund, approximately $10 million, was substantially insufficient to cover cleanup and closure of the site. Since August, 1992, the EPA has undertaken certain interim stabilization actions to control actual or threatened releases of hazardous substances at the Casmalia Site. The EPA sought cooperation from generators to assist in the clean up and closing of the Casmalia Site. Everest & Jennings Inc. is a member of a manufacturers group of potentially responsible parties which has investigated the site and proposed a remediation plan to the EPA. To reflect Everest & Jennings Inc.'s estimated allocation of costs thereunder, a reserve of $1.0 million was recorded, which was included in the Consolidated Statements of Operations for 1993. During 1995 an agreement in principle was reached with the EPA for a settlement of the majority of the Casmalia site liability. A consent decree was signed during July 1996. The settlement provides for the work to be completed in three phases. Phase I work, which is estimated to take three to five years to complete, will require the Company, along with other responsible parties, to participate in funding the water management, certain construction projects and completion of the site investigation. Phase II work, consisting of the remaining remedial construction activities and the first five years of operation and maintenance, will be funded by other parties and is estimated to take ten years. Subsequent to Phase II, additional operation and maintenance will be required for approximately 30 years. The estimated exposure of the Company under this agreement is less than originally anticipated and the previously recorded reserve has been reduced to the expected settlement amount.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES

                  (DOLLARS IN THOUSANDS EXCEPT PER-SHARE DATA)

NOTE 10 -- CONTINGENT LIABILITIES -- (CONTINUED)
     In 1989 a patent infringement case was initiated against Everest & Jennings Inc. and other defendants in the U.S. District Court, Central District of California. Everest & Jennings Inc. prevailed at trial with a directed verdict of patent invalidity and non-infringement. The plaintiff filed an appeal with the U.S. Court of Appeals for the Federal Circuit. On March 31, 1993, the Court of Appeals vacated the District Court's decision and remanded the case for trial. Impacting the retrial of this litigation was a re-examination proceeding before the Board of Patent Appeals with respect to the subject patent. A ruling was rendered November 23, 1993 sustaining the claim of the patent which Everest & Jennings Inc. has been charged with infringing. Upon the issuance of a patent re-examination certificate by the U.S. Patent Office, the plaintiff presented a motion to the District Court requesting a retrial of the case. The Company presented a Motion for Summary Judgment of Noninfringement based in part upon the November 23, 1993 decision of the Board of Patent Appeals. The Motion was granted in follow-up conferences and an official Judgment was entered November 17, 1994. Following the appeal by the plaintiffs, the case has been remanded to the US District Court, Central District of California, for further consideration. Everest & Jennings Inc. believes that this case is without merit and intends to contest it vigorously. The ultimate liability of Everest & Jennings Inc., if any, cannot be determined at this time.

     Following a jury trial on July 15, 1996, a verdict was rendered in the District Court of the First Judicial District of the State of New Mexico in a civil product liability law suit (Chris Trew et al. vs. Smith and Davis Manufacturing Company, Inc., No. SF95-354) against Smith & Davis Manufacturing Company, a wholly-owned subsidiary of the Company ("Smith & Davis"), in the amount of $550 actual damages and $4 million punitive damages. The suit was instituted on February 25, 1995 by the children and surviving heirs and personal representatives of a nursing home patient in Carlsbad, New Mexico who died on September 28, 1993 after her head became pinned between a bed rail allegedly manufactured by Smith & Davis and her bed. The suit alleged that the bed rail in question was defective and unsafe for its intended purpose, that Smith & Davis was negligent in designing, manufacturing, testing and marketing such bed rails and that the negligence of the nursing home in question was the proximate cause of the decedent's injuries and death. The nursing home reached a settlement with plaintiffs prior to trial. Judgment has been entered on the jury verdict and Smith & Davis plans to appeal the judgment.

     On June 18, 1996 a Class Action Complaint captioned Ron Kauffman v. Rodney
F. Hogg, et al. was filed in the Court of Chancery in New Castle County, Delaware with respect to the proposed acquisition of the Company by Graham-Field (see Note 4), naming as defendants the Company, its directors, BIL and Graham-Field. The suit alleges that, as a result of the proposed acquisition of the Company by Graham-Field, minority shareholders will not receive their proportionate share of the value of the Company's assets and will be prevented from obtaining a fair price for their stock. Plaintiff alleges that the acquisition offers minority shareholders value which is less than the Company's trading price prior to the announcement of the acquisition, and that BIL will receive more value for its holdings than minority shareholders. The plaintiff alleges that the directors breached their fiduciary duties to minority shareholders by not exercising independent business judgment and by acting for their own personal benefit. The plaintiff seeks certification of a class consisting of minority shareholders of the Company. Plaintiff requests that the acquisition be enjoined or, alternatively, that damages be awarded to the class. To date, no responsive pleading has been filed by any of the defendants and no discovery has been taken.

     The Company and its subsidiaries are parties to other lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

                       CONSOLIDATED FINANCIAL STATEMENTS
                  OF FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Fuqua Enterprises, Inc.

     We have audited the accompanying consolidated balance sheets of Fuqua Enterprises, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule referred to in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuqua Enterprises, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Note 1 to the consolidated financial statements, in 1994, the Company changed its method of accounting for certain investments in debt and equity securities to comply with Statement of Financial Accounting Standards No. 115.

                                          /s/ ERNST & YOUNG LLP
Atlanta, Georgia
February 20, 1997,
  except for the last paragraph of
  Note 2, as to which the date is
  February 26, 1997

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
                                            ASSETS
Cash and cash equivalents..............................................  $  4,616     $ 29,000
Investments available for sale.........................................        --       12,550
Receivables
  Trade accounts, less allowance of $250 (1995, $200)..................    33,871       19,102
  Note receivable from sale of subsidiary..............................        --       11,352
  Lease receivables, less allowance of $350 (1995, $0).................     1,147           --
Inventories............................................................    42,059       21,695
Prepaid expenses and other assets......................................     2,620          910
Deferred income taxes..................................................     3,477        3,614
                                                                         --------     --------
     Total Current Assets..............................................    87,790       98,223
                                                                         --------     --------
Property, plant and equipment..........................................    48,927       32,303
Less accumulated depreciation..........................................   (15,166)     (10,841)
                                                                         --------     --------
     Net Property, Plant and Equipment.................................    33,761       21,462
                                                                         --------     --------
Intangible assets, less accumulated amortization of $399 (1995, $25)...    20,014        5,013
Lease receivables......................................................     3,503           --
Deferred income taxes..................................................        --        1,066
Other assets...........................................................     1,408           95
                                                                         --------     --------
     Total Assets of Continuing Operations.............................   146,476      125,859
     Total Assets of Discontinued Operations...........................     4,935       10,903
                                                                         --------     --------
          Total Assets.................................................  $151,411     $136,762
                                                                         ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable..........................................................  $     --     $  2,064
Accounts payable and accrued expenses..................................    29,992       18,800
Long-term liabilities due within one year..............................     1,453       11,668
                                                                         --------     --------
     Total Current Liabilities.........................................    31,445       32,532
Long-term debt obligations.............................................    30,686       22,041
                                                                         --------     --------
     Total Liabilities of Continuing Operations........................    62,131       54,573
     Total Liabilities of Discontinued Operations......................        --          301
                                                                         --------     --------
          Total Liabilities............................................    62,131       54,874
                                                                         --------     --------
Stockholders' equity
  Preference stock, $1 par value:
     authorized 8,000,000 shares; none issued..........................        --           --
  Common stock, $2.50 par value:
     authorized 20,000,000 shares; issued 4,523,669 shares; (1995,
     4,443,169 shares).................................................    11,309       11,108
Additional paid-in capital.............................................    24,847       24,074
Retained earnings......................................................    53,971       46,698
Unrealized gains (losses) on investments...............................        --           28
                                                                         --------     --------
                                                                           90,127       81,908
Treasury stock, at cost: 44,822 shares; (1995, 995 shares).............      (847)         (20)
                                                                         --------     --------
          Total Stockholders' Equity...................................    89,280       81,888
                                                                         --------     --------
          Total Liabilities and Stockholders' Equity...................  $151,411     $136,762
                                                                         ========     ========

          See accompanying Notes to Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                             1996          1995          1994
                                                           --------      --------      --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
REVENUES:
  Net sales..............................................  $181,543      $117,128      $118,011
  Investment income......................................     1,939           828           541
                                                           --------      --------      --------
  Total revenues.........................................   183,482       117,956       118,552
                                                           --------      --------      --------
COSTS AND EXPENSES:
  Cost of sales..........................................   140,773        98,356       100,446
  Selling, general and administrative expenses...........    28,757        10,757         8,897
  Interest expense.......................................     2,470           894           725
                                                           --------      --------      --------
  Total costs and expenses...............................   172,000       110,007       110,068
                                                           --------      --------      --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES....    11,482         7,949         8,484
INCOME TAXES.............................................     4,209         2,699         2,662
                                                           --------      --------      --------
INCOME FROM CONTINUING OPERATIONS........................     7,273         5,250         5,822
                                                           --------      --------      --------
DISCONTINUED OPERATIONS:
  Income from discontinued operations (Net of income
     taxes (benefits) of 0, ($103) and $1,215,
     respectively).......................................        --         1,160         3,751
  Loss on disposal of discontinued operations including
     earnings net of taxes during the phase out period
     (Net of income tax benefits of $2,753)..............        --        (3,900)           --
                                                           --------      --------      --------
                                                                 --        (2,740)        3,751
                                                           --------      --------      --------
NET INCOME...............................................  $  7,273      $  2,510      $  9,573
                                                           ========      ========      ========
PER SHARE:
  Income from Continuing Operations......................  $   1.60      $   1.32      $   1.51
                                                           ========      ========      ========
  Net Income.............................................  $   1.60      $    .63      $   2.48
                                                           ========      ========      ========

          See accompanying Notes to Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------
                                                                    1996           1995            1994
                                                                  --------        -------        --------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                   DATA)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations...............................  $  7,273        $ 5,250        $  5,822
Adjustments:
  Depreciation and amortization.................................     4,196          1,931           1,603
  Deferred income taxes.........................................     1,203            464             (88)
  Loss on sales of available for sale investments...............        54             --              --
Changes in Assets and Liabilities:
  Trade accounts receivables....................................    (4,485)           886            (716)
  Lease receivables.............................................     1,551             --              --
  Prepaid expenses..............................................    (1,134)            --              --
  Inventories...................................................    (7,736)          (130)         (1,889)
  Other assets..................................................    (1,078)          (225)             39
  Income taxes..................................................        --         (1,112)           (724)
  Payables, accrued expenses, and other liabilities.............    (5,010)        (1,624)         (3,628)
                                                                  --------        -------        --------
Net cash provided by (used in) continuing operations............    (5,166)         5,440             419
                                                                  --------        -------        --------
Income from discontinued operations.............................        --          1,160           3,751
Loss on disposal of discontinued operations.....................        --         (3,900)             --
Net items providing cash from discontinued operations...........     4,160           (194)            583
                                                                  --------        -------        --------
Net cash provided by (used in) discontinued operations..........     4,160         (2,934)          4,334
                                                                  --------        -------        --------
Net cash provided by (used in) all operations...................    (1,006)         2,506           4,753
                                                                  --------        -------        --------
INVESTING ACTIVITIES:
Proceeds from the sale of discontinued operations...............    11,352         22,648              --
Purchase of business, net of cash acquired......................    (7,743)        (2,263)             --
Sales of available for sale investments.........................    32,798          3,306             100
Purchases of available for sale investments.....................   (20,302)        (5,272)         (6,630)
Sales of property, plant and equipment..........................        --             --              31
Purchases of property, plant and equipment......................    (2,996)        (1,509)         (4,024)
Total from discontinued operations..............................        --             --          (4,525)
                                                                  --------        -------        --------
Net cash provided by (used in) investing activities.............    13,109         16,910         (15,048)
                                                                  --------        -------        --------
FINANCING ACTIVITIES:
Net increase (decrease) in notes payable........................    (2,064)       (11,750)          5,750
Payment of long-term liabilities................................   (34,570)        (3,521)         (1,273)
Additional long-term liabilities................................        --         19,615           3,079
Exercise of stock options.......................................       974          1,009             248
Acquired shares for treasury....................................      (827)            --            (190)
                                                                  --------        -------        --------
Net cash provided by (used in) financing activities.............   (36,487)         5,353           7,614
                                                                  --------        -------        --------
Increase (Decrease) in Cash and Cash Equivalents................   (28,544)        24,769          (2,681)
Increase in Cash and Cash Equivalents from discontinued
  operations....................................................     4,160             --           2,445
Cash and cash equivalents at beginning of year..................    29,000          4,231           4,467
                                                                  --------        -------        --------
Cash and cash equivalents at end of the year....................  $  4,616        $29,000        $  4,231
                                                                  ========        =======        ========
CASH PAID DURING THE YEAR FOR:
Interest........................................................  $  2,975        $ 2,116        $  1,185
Income taxes....................................................     3,506          4,515           5,266
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Contingent payment related to meeting certain earn out
  objectives (American Southern)................................        --             --           1,000
Issuance of stock or debt in connection with acquisitions.......    33,000         11,550              --
Assumption of note receivable from sale of American Southern....        --         11,352              --

          See accompanying Notes to Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                          UNREALIZED
                                                  ADDITIONAL                 GAINS
                                        COMMON     PAID-IN     RETAINED   (LOSSES) ON   TREASURY
                                         STOCK     CAPITAL     EARNINGS   INVESTMENTS    STOCK      TOTAL
                                        -------   ----------   --------   -----------   --------   -------
                                                              (DOLLARS IN THOUSANDS)
BALANCE, DECEMBER 31, 1993............  $ 9,510    $ 14,075    $ 34,615     $   218     $ (1,040)  $57,378
Net income............................       --          --       9,573          --           --     9,573
Exercise of stock options.............       69         299          --          --         (120)      248
Acquired shares for treasury..........       --          --          --          --         (190)     (190)
Adjustment to beginning balance for
  change in accounting method, net of
  tax.................................       --          --          --       1,238           --     1,238
Unrealized losses on investments......       --          --          --      (3,925)          --    (3,925)
                                        -------     -------     -------     -------      -------   -------
BALANCE, DECEMBER 31, 1994............    9,579      14,374      44,188      (2,469)      (1,350)   64,322
Net income............................       --          --       2,510          --           --     2,510
Exercise of stock options.............      205         871          --          --          (67)    1,009
Issuance of stock in connection with
  acquisition.........................    1,324       8,829          --          --        1,397    11,550
Unrealized gains on investments.......       --          --          --       2,497           --     2,497
                                        -------     -------     -------     -------      -------   -------
BALANCE, DECEMBER 31, 1995............   11,108      24,074      46,698          28          (20)   81,888
Net income............................       --          --       7,273          --           --     7,273
Exercise of stock options.............      201         773          --          --           --       974
Acquired shares for treasury..........       --          --          --          --         (827)     (827)
Unrealized losses on investments......       --          --          --         (28)          --       (28)
                                        -------     -------     -------     -------      -------   -------
BALANCE, DECEMBER 31, 1996............  $11,309    $ 24,847    $ 53,971     $    --     $   (847)  $89,280
                                        =======     =======     =======     =======      =======   =======

          See accompanying Notes to Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

     Business: Fuqua Enterprises, Inc. ("Fuqua") is a manufacturer of a variety of products, including beds, patient aids, specialty seating, bathroom safety, mobility products and therapeutic support systems for the acute, long-term and home health care markets. Additionally, Fuqua produces a broad line of leathers that are sold to manufacturers of shoes, handbags, personal leather goods and furniture in both the United States and foreign markets.

     Fuqua sold its insurance subsidiary, American Southern Insurance Company ("American Southern") during 1995 and, in January 1996, made the decision to discontinue the operations of Kroy Tanning Company, Incorporated ("Kroy"), which historically had been unprofitable. Additionally, Fuqua acquired Basic American Medical Products, Inc. ("Basic") in November 1995 and the medical products division of Lumex, Inc. (the "Lumex Division") in April 1996 (together, the "Medical Products Operations").

     Principles of Consolidation: The consolidated financial statements include the accounts of Fuqua and all of its wholly and majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

     Accounting Changes: Effective January 1, 1996, Fuqua adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of SFAS 121 had no effect on Fuqua's Consolidated Financial Statements.

     Effective January 1, 1996, Fuqua adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which encouraged companies to recognize expense for stock-based awards based on their fair market values on the dates of grant. As an alternative provided for in SFAS 123, Fuqua has elected to account for its stock options in accordance with APB Opinion No. 25 and related Interpretations ("APB 25"). The disclosures required by SFAS 123 are included in Note 9 to the Consolidated Financial Statements.

     Effective January 1, 1994, Fuqua adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). In accordance with SFAS 115, prior period financial statements were not restated to reflect the change in accounting principle. The cumulative effect on net income as of January 1, 1994 of adopting SFAS 115 for investments which previously were classified as held to maturity and which were then classified as trading securities was immaterial. The balance of stockholders' equity as of January 1, 1994 was increased by $1,238,000, net of income taxes, to reflect the net unrealized gains on investments previously classified as held to maturity which were reclassified as available for sale.

     Income Per Share: Income per share is based upon 4,554,276 shares in 1996, 3,962,876 in 1995 and 3,860,324 in 1994, representing the weighted-average number of shares outstanding during the year, plus common stock equivalents. Common stock equivalents include option shares granted under Fuqua's stock option plans.

     Financial Instruments: Financial instruments which potentially subject Fuqua to concentrations of credit risk are primarily cash equivalents and short-term investments in investment grade, short-term debt instruments and preferred stocks. Concentrations of credit risk with respect to trade accounts receivable and lease receivables are limited due to the large number of customers in Fuqua's customer base and their dispersion across different geographic areas. Fuqua maintains an allowance for doubtful accounts based upon the expected collectibility of its trade accounts and lease receivables.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     Advertising Costs: Fuqua, through its subsidiaries, expenses advertising costs when incurred. The amounts of such costs were insignificant in 1996, 1995 and 1994.

     Cash and Cash Equivalents: For purposes of the consolidated balance sheets and statements of cash flows, Fuqua considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents
(1996 -- $4,616,000, 1995 -- $29,000,000). The cash proceeds of $22,648,000 from the sale of American Southern on December 31, 1995 were invested in cash equivalents collateralized by U.S. Treasury obligations. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their fair values.

     Inventories: Inventories are stated at the lower of cost or market. Cost is determined as follows: raw materials and supplies -- first-in, first-out; work in process and finished goods -- average.

     Property, Plant and Equipment: Property, plant and equipment to be used in operations are stated at cost. Depreciation is provided principally by the straight-line method over estimated useful lives which range as follows: buildings and improvements: 10-40 years; machinery and office equipment: 5-15 years; and automobiles and trucks: 5-10 years.

     Revenue Recognition: Sales are recorded when goods are shipped and the customers are obligated to pay.

     Research and Development: Research and development costs are expensed as incurred and were $1,422,000, $802,000 and $800,000 in 1996, 1995 and 1994,
respectively.

     Short-term Borrowings: The weighted average interest rate on short-term borrowings was 7.4% and 6.8% during 1995 and 1994, respectively. There were no short-term borrowings in 1996.

     Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

2.  ACQUISITIONS

     On November 8, 1995, Fuqua acquired Basic. Basic, whose divisions include Simmons Healthcare, Omni Manufacturing and SSC Medical, is a manufacturer and distributor of medical equipment and furnishings for the acute, long-term and home health care markets.

     The purchase price consisted of $2,500,000 in cash and 600,000 shares of Fuqua's common stock. The shares issued were not registered under the Securities Act of 1933 and, accordingly, are restricted as to resale. Under the terms of the acquisition, there are demand and "piggyback" registration rights with respect to these shares. The transaction was accounted for using the purchase method; accordingly, the assets and liabilities of Basic have been recorded at their estimated fair values at the date of acquisition. The excess of purchase price over the net assets acquired of $5,038,000 has been assigned to goodwill and is being amortized on a straight-line basis over 30 years.

     On April 3, 1996, Fuqua acquired the Lumex Division. The Lumex Division is a manufacturer of medical equipment, including beds, specialty seating products, patient aids, bathroom safety, mobility products and therapeutic support surfaces for the acute, long-term and home health care markets.

     The purchase price for the Lumex Division was $40,750,000, subject to a final purchase price adjustment to be determined by comparing special purpose balance sheets at December 31, 1995 and March 31, 1996. In the event that this comparison resulted in an increase or decrease in net assets, such amounts were to be added to or subtracted from the purchase price. The asset sale agreement provides Fuqua the ability to challenge recorded amounts in the March 31, 1996 special purpose balance sheet and to the extent such adjustments can

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES not be agreed to between Fuqua and the seller, the adjustments are to be settled through arbitration. The final purchase price adjustment is in dispute and is currently being resolved through arbitration. If the ultimate outcome in arbitration of the purchase price adjustment is a change to the purchase price, this will result in a change in the allocation thereof to the net assets acquired.

     The purchase price paid by Fuqua for the Lumex Division was financed with internal funds and borrowings of $33,000,000 under Fuqua's Revolving Credit Facility. The excess of purchase price over the net assets acquired of $15,375,000 was assigned to goodwill and is being amortized on a straight-line basis over 30 years. Included in the purchase price allocation were accruals of $2,300,000 for exiting activities, consisting principally of future lease costs for duplicate facilities.

     The results of operations of Basic have been included in the Consolidated Financial Statements for the two month period since the date of acquisition in 1995 and for the full year in 1996. The results of operations of the Lumex Division have been included in the Consolidated Financial Statements for the nine month period since the date of acquisition in 1996. The following unaudited pro forma summary presents Fuqua's consolidated results from continuing operations as if the acquisitions had occurred on the first day of the full year preceding their respective acquisition dates. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions actually been made as of that date or of results which may occur in the future.

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           1996       1995       1994
                                                         --------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
        Net sales......................................  $195,113   $198,365   $141,263
        Income from continuing operations..............     2,425      4,519      6,406
        Per share:
          Income from continuing operations............  $    .53   $   1.14   $   1.44

     In March 1996, Fuqua, through its Leather Operations, entered into an agreement to acquire a 70% interest in a joint venture which acquired a 50% interest in a tannery in the People's Republic of China. In November 1996, the Leather Operations' interest in the joint venture was reduced to 60% as a result of admitting a new venture partner. Investment and advances related to the joint venture at December 31, 1996 were $1,967,000. The results of operations of the joint venture, which are accounted for under the equity method, were not significant to the 1996 Consolidated Financial Statements.

     Subsequent Event -- Acquisition of Prism: On February 26, 1997, Fuqua acquired 100% of the outstanding common stock and warrants of Prism Enterprises, Inc. ("Prism"). Prism, whose 1996 net sales were $12,000,000, is a manufacturer of therapeutic heat and cold packs for medical and consumer uses and vacuum systems for obstetrical and other applications. Prism's operating facilities are located in San Antonio, Texas and Rancho Cucamonga, California. The purchase price was $19,500,000 and was financed with borrowings under Fuqua's Revolving Credit Facility.

3.  DISCONTINUED OPERATIONS

     In December 1995, Fuqua sold its insurance subsidiary, American Southern, for $34,000,000 to Atlantic American Corporation, an Atlanta, Georgia based publicly traded insurance company. The proceeds from the sale included cash of $22,648,000 and a note receivable from the purchaser of $11,352,000. The note receivable accrued interest at prime, half of which was payable quarterly and half of which was paid, together with the principal, in October 1996. The note receivable had indemnification and certain offset rights which were similar to the provisions of an $11,668,000 note payable issued to the seller when Fuqua acquired American Southern in 1991. In October 1996, the proceeds from Atlantic American's payment of the note receivable were used to repay this note payable. The sale transaction resulted in a pretax loss on disposal of

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

$3,553,000, less earnings (net of taxes) during the phase out period of the fourth quarter of 1995 of $1,303,000 and less estimated tax benefits of $1,350,000. During 1996, interest charges of $662,000 were incurred and offset against the accrual established in 1995 to provide for the loss on disposal of American Southern.

     In January 1996, Fuqua made the decision to discontinue the operations of Kroy, which historically had been unprofitable. In accordance with generally accepted accounting principles (Emerging Issues Task Force No. 95-18), Kroy was treated as a discontinued operation in 1995 and preceding years' Consolidated Financial Statements.

     The pretax loss on disposal of Kroy was $4,800,000, less estimated tax benefits of $1,800,000. This accrual provided for reserves necessary to write down assets (consisting principally of receivables, inventory and property, plant and equipment) to their net realizable values and to pay for obligations, including environmental costs, required in connection with the wind down of operations. During 1996, $3,080,000 (before the benefit of income taxes) of such costs were charged against this accrual. Operations at the East Wilton facility ceased in the fourth quarter of 1996.

     Discontinued operations include estimates of the amounts expected to be realized from Kroy's assets and future obligations. While the amounts Fuqua will ultimately realize or be obligated for could differ from the amounts assumed in arriving at the loss on disposal of Kroy. Management believes that the reserves established at December 31, 1995, continue to appear reasonable.

     The results of operations of American Southern and its subsidiaries through September 30, 1995 and for Kroy through December 31, 1995 have been classified as income from discontinued operations as follows:

                                                                   YEAR ENDED DECEMBER
                                                                           31,
                                                                   -------------------
                                                                    1995        1994
                                                                   -------     -------
                                                                       (DOLLARS IN
                                                                       THOUSANDS)
        Revenues.................................................  $45,932     $49,406
        Costs and expenses.......................................   44,875      44,440
                                                                   -------     -------
        Income before income taxes...............................    1,057       4,966
        Income tax (benefit) provision...........................     (103)      1,215
                                                                   -------     -------
        Income from discontinued operations......................  $ 1,160     $ 3,751
                                                                   =======     =======

4. INVENTORIES

     Inventories consist of the following:

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
                                                                       (DOLLARS IN
                                                                       THOUSANDS)
        Finished goods...........................................  $16,238     $ 6,598
        Work in process..........................................   12,338       6,738
        Raw materials and supplies...............................   13,483       8,359
                                                                   -------     -------
                                                                   $42,059     $21,695
                                                                   =======     =======

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
                                                                       (DOLLARS IN
                                                                       THOUSANDS)
        Land and land improvements...............................  $   664     $   257
        Buildings and improvements...............................   18,753      12,803
        Machinery and office equipment...........................   23,386      18,399
        Automobiles and trucks...................................    1,044         844
        Building held for sale...................................    5,080          --
                                                                   -------     -------
                                                                   $48,927     $32,303
                                                                   =======     =======

6.  LEASE RECEIVABLES

     The Lumex Division offered lease financing to distributors of its low air loss bed systems under the terms of either a fixed payment lease or shared revenue lease contract, both of which were accounted for as sales type leases. Standard lease contracts contained fixed monthly payments and were generally for 36-48 months, at which time title passes to the lessee. Under shared revenue lease contracts, the lessee paid the greater of: a fixed percentage of monthly revenue collected from rentals of the equipment or a minimum monthly payment. Shared revenue lease contracts were generally for 60 months, at which time title does not pass to the lessee. Leases are secured by the equipment leased including any revenues derived therefrom. Lease receivables were comprised of the following:

                                                                    (DOLLARS IN THOUSANDS)
        Minimum lease payments receivable.........................         $  6,491
        Less unearned interest income.............................           (1,522)
        Less allowance for uncollectible accounts.................             (319)
        Less current portion......................................           (1,147)
                                                                            -------
        Non-current portion.......................................         $  3,503
                                                                            =======

     Minimum lease payments receivable are as follows:

        Year ended December 31,
          1997....................................................          $1,147
          1998....................................................           1,399
          1999....................................................           1,377
          2000....................................................             727
                                                                            ------
                                                                            $4,650
                                                                            ======

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

7.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following:

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
                                                                       (DOLLARS IN
                                                                       THOUSANDS)
        Accounts payable.........................................  $10,916     $ 5,390
        Accrued compensation.....................................    2,335       1,536
        Accrued insurance........................................      639         996
        Accrued profit-sharing plan..............................      511         381
        Accrual for discontinued operations......................    2,405       6,147
        Other accrued expenses...................................   13,186       4,350
                                                                   -------     -------
                                                                   $29,992     $18,800
                                                                   =======     =======

8. LONG-TERM DEBT OBLIGATIONS

     Long-term debt obligations consist of the following:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
Revolving Credit Facility, interest at LIBOR + .5%, due in 1999..........  $28,000     $18,500
Industrial revenue obligations, secured by improvements, 4.5% to 6.9%,
  due to 2004............................................................    1,126       1,335
Step down revolver payable in monthly installments, interest at 8.75%
  through April 1997 when balance is due.................................       --         745
Master draw note with interest payable at 7.5% through April 1997 when
  balance is due.........................................................       --         937
Term loan, payable in monthly installments, interest at LIBOR +.55%,
  remaining principal due January 2001...................................    1,535          --
Term note, payable in monthly installments, interest at 8.75% through May
  2000...................................................................       --         120
Note payable in monthly installments, interest at 8% through June 2007, callable at the option of the lender within a 90-day period beginning
  July 1998, July 2001 or July 2002......................................       --         360
Liability for future payments under employment contracts.................       25          44
                                                                           -------     -------
                                                                           $30,686..   $22,041
                                                                           =======     =======

     On June 28, 1996, Fuqua amended its Revolving Credit Facility to expand the maximum borrowing amount from $60,000,000 to $100,000,000 and to add an additional bank to the facility. The Revolving Credit Facility has a three-year term and is to be used for working capital and to provide funds for corporate development activities. The interest rate under the Revolving Credit Facility is based on matrix pricing which ranges from LIBOR plus 40 basis points to LIBOR plus 100 basis points, plus a charge on the unused commitment of 12.5 basis points to 25 basis points. The Revolving Credit Facility includes normal and customary restrictive covenants regarding funded debt to capital, funded debt to cash flow, interest coverage, and dividend payments. Management believes that, at December 31, 1996, Fuqua is in compliance with the covenants of the Revolving Credit Facility and with the covenants of other Fuqua debt agreements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     The aggregate maturity requirements for the next five years in respect to the current and non-current portions of long-term debt obligations at December 31, 1996 are as follows (dollars in thousands): 1997 -- $1,453; 1998 -- $290;
1999 -- $28,292; 2000 -- $295; 2001 -- $1,357; and thereafter $452. The carrying amounts of long-term liabilities approximate their fair values.

9.  STOCK OPTIONS

     On June 29, 1989, the Board of Directors approved a nonqualified stock option plan for key employees (the "1989 Plan"), reserving 300,000 shares of Common Stock for issuance under the 1989 Plan. The options are granted at prices and under terms determined by the Stock Option Committee of the Board of Directors. All options expired five years from the date of grant.

     On January 21, 1992, the Board of Directors approved a stock option plan (the "1992 Plan"), reserving 300,000 shares of Common Stock for issuance under the 1992 Plan. The 1992 Plan, which was approved by the stockholders on May 16, 1992, provides for the granting of options to officers, directors, key employees, consultants, advisors and others providing goods and services to Fuqua. The options are granted at prices and under terms determined by the Stock Option Committee of the Board of Directors. All options expire five to ten years from the date of grant.

     In November 1995, the Board of Directors approved the 1995 Long-Term Incentive Plan (the "Incentive Plan"), reserving 300,000 shares of Common Stock for issuance under the Incentive Plan. The Incentive Plan, which was approved by the stockholders on June 1, 1996, provides for the granting of awards to officers and key employees of Fuqua. The awards are granted at prices and under terms determined by the Stock Option Committee of the Board of Directors. All awards expire from five to ten years from the date of grant.

     Also in November 1995, the Board of Directors approved the 1995 Stock Option Plan for Outside Directors (the "Directors' Plan"), reserving 50,000 shares of Common Stock for issuance under the Directors' Plan. The options are automatically granted to directors annually. The Directors' Plan was approved by the stockholders on June 1, 1996.

     At December 31, 1996 and 1995, there were 217,600 and 364,000 shares of common stock, respectively, reserved for future grants in connection with Fuqua's stock option plans.

     A summary of stock option activity under the above-described plans is as follows:

                                                                                    WEIGHTED-
                                                                      PRICE          AVERAGE
                                                      SHARES          RANGE           PRICE
                                                      -------     --------------    ---------
    Balance at December 31, 1993....................  227,175     $ 8.50-$20.38
      Granted.......................................   20,000         $20.38
      Exercised.....................................  (27,675)        $8.50
      Cancelled.....................................   (2,000)        $20.38
                                                      -------
    Balance at December 31, 1994....................  217,500     $ 8.50-$21.00      $ 11.47
      Granted.......................................  254,000     $18.38-$20.50      $ 19.63
      Exercised.....................................  (82,000)        $8.50          $  8.50
      Cancelled.....................................   (5,000)        $20.38         $ 20.38
                                                      -------
    Balance at December 31, 1995....................  384,500     $ 8.50-$21.00      $ 17.38
      Granted.......................................  146,400     $21.25-$24.00      $ 21.72
      Exercised.....................................  (80,500)    $ 8.50-$ 9.50      $  9.01
                                                      -------
    Balance at December 31, 1996....................  450,400     $ 9.50-$24.00      $ 20.29
                                                      =======

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1996:

                                          OPTIONS OUTSTANDING
        ----------------------------------------------------------------------------------------
                     RANGE OF                   NUMBER OF        WEIGHTED-          WEIGHTED-
                     EXERCISE                    OPTIONS          AVERAGE            AVERAGE
                       PRICE                   OUTSTANDING     REMAINING LIFE     EXERCISE PRICE
        -----------------------------------    -----------     --------------     --------------
        $9.50..............................        5,000       1 year                 $ 9.50
        $18.38-$24.00......................      445,400       5 years                $20.41
                                                 -------
                                                 450,400
                                                 =======

                                        OPTIONS EXERCISABLE
        ------------------------------------------------------------------------------------
                             RANGE OF                          NUMBER OF        WEIGHTED-
                             EXERCISE                           OPTIONS          AVERAGE
                              PRICE                           EXERCISABLE     EXERCISE PRICE
        --------------------------------------------------    -----------     --------------
        $9.50.............................................        5,000           $ 9.50
        $18.38-$24.00.....................................      190,333           $20.09
                                                                -------
                                                                195,333
                                                                =======

     Fuqua elected to follow APB 25 in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of Fuqua's stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if Fuqua has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.

                               ASSUMPTIONS                               1996        1995
    ------------------------------------------------------------------  -------     -------
    Risk free interest rates..........................................     5.91%       6.13%
    Dividend yield....................................................     None        None
    Market volatility factors.........................................      .38         .37
    Life of options...................................................  5 years     7 years

     For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The weighted-average fair values of options granted during 1996 and 1995 equaled $9.93 and $9.25, respectively. Fuqua's pro forma net income information follows:

                                                                     1996           1995
                                                                  ----------     ----------
    Pro Forma Net Income........................................  $6,942,000     $1,456,000
    Pro Forma Net Income Per Share..............................  $     1.52     $      .37

     Since SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected in Fuqua's historical results until 2000, the date through which options vest.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

10.  SALES AND SEGMENT INFORMATION

     Fuqua's foreign operations were not significant in 1996. Sales of the Leather Operations and Medical Products Operations to customers outside the United States, which have been classified by country where such amounts exceed 10% of net sales and otherwise geographically are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1996        1995        1994
                                                            -------     -------     -------
                                                                (DOLLARS IN THOUSANDS)
    Hong Kong.............................................  $22,281     $15,819     $16,457
    North America.........................................    3,512       3,075       7,584
    Europe................................................    3,197       2,687       3,467
    Asia, other than Hong Kong............................    7,390       5,148       6,773
    Other.................................................    1,914       3,933         235
                                                            -------     -------     -------
                                                            $38,294     $30,662     $34,516
                                                            =======     =======     =======

     In 1996, sales of leather to one customer amounted to $15,722,000 and to another $15,506,000. In 1995, sales of leather to one customer amounted to $23,662,000 and to another $15,938,000. In 1994, sales of leather to one customer amounted to $20,007,000 and to another $17,426,000.

     Beginning in 1990, the Leather Operations began buying hides, that had already undergone the initial chrome tanning process, from one principal supplier. Management believes that alternatives sources of supply at competitive prices are available.

     Fuqua's continuing operations are carried on through its subsidiaries which operate in two distinct business segments, Leather Operations and Medical Products Operations. The Medical Products Operations became part of Fuqua through the acquisition of Basic in November 1995 and the Lumex Division in April 1996.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     Operating results and other financial data are presented as follows for each business segment which, at December 31, 1996, remain as continuing operations of Fuqua:

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1996         1995         1994
                                                         --------     --------     --------
                                                               (DOLLARS IN THOUSANDS)
    Net sales:
      Leather Operations...............................  $107,832     $111,930     $118,011
      Medical Products Operations......................    73,711        5,198           --
                                                         --------     --------     --------
      Consolidated.....................................  $181,543     $117,128     $118,011
                                                         ========     ========     ========
    Operating profit (loss):
      Leather Operations...............................  $ 10,914     $ 10,423     $ 10,985
      Medical Products Operations......................     4,720          401           --
      Corporate........................................    (1,682)      (1,981)      (1,776)
                                                         --------     --------     --------
      Consolidated.....................................  $ 13,952     $  8,843     $  9,209
                                                         ========     ========     ========
    Identifiable assets:
      Leather Operations...............................  $ 57,163     $ 44,474     $ 44,724
      Medical Products Operations......................    80,491       26,719           --
      Corporate........................................     8,822       54,666       15,788
                                                         --------     --------     --------
      Consolidated.....................................  $146,476     $125,859     $ 60,512
                                                         ========     ========     ========
    Capital expenditures:
      Leather Operations...............................  $  1,594     $  1,509     $  4,024
      Medical Products Operations......................     1,313          619           --
      Corporate........................................        89           --           --
                                                         --------     --------     --------
      Consolidated.....................................  $  2,996     $  2,128     $  4,024
                                                         ========     ========     ========
    Depreciation and Amortization:
      Leather Operations...............................  $  1,702     $  1,582     $  1,387
      Medical Products Operations......................     2,274          113           --
      Corporate........................................       220          236          216
                                                         --------     --------     --------
      Consolidated.....................................  $  4,196     $  1,931     $  1,603
                                                         ========     ========     ========

     There were no intersegment sales during 1996, 1995 or 1994.

     Operating profit (loss) by segment represents net sales less direct operating expenses. No allocation has been made for general corporate expenses, interest income from corporate investments or any foreign or domestic taxes. Identifiable assets are tangible and intangible assets used exclusively in the operations of each business segment. Corporate assets represent cash, investments and leasehold improvements, furniture and fixtures associated with Fuqua's corporate office.

11.  GENERAL AND ADMINISTRATIVE EXPENSES

     In September 1994, Fuqua amended the Management Agreement ("Agreement") with Fuqua Capital Corporation ("Capital"), a corporation wholly-owned by J. B. Fuqua, Chairman of the Board, and J. Rex Fuqua, Vice Chairman of the Board. Under the Agreement, Capital provides investment services and performs certain managerial and administrative duties. The term of the Agreement is through June 1, 2000 and provides for a management fee of $360,000 for each year of the noncancellable term.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     In October 1994, Fuqua amended its lease for corporate office space to extend the term for five years. Concurrently, Fuqua entered into a new sublease with a similar five year term with Capital for the portion of space which Capital uses. The sublease provides that if Fuqua moves out of the space it shares with Capital, or there is a change in control of Fuqua, Capital has the option of taking over the area now occupied by Fuqua on terms favorable to Capital.

12.  RETIREMENT PLANS

     Fuqua adopted a qualified defined contribution plan, effective January 1, 1993, covering all of the employees of the parent company and the leather subsidiaries and incorporating the profit-sharing plans of the leather subsidiaries. This plan provided a profit-sharing component with contributions to each employee based on his or her compensation and with the total contribution determined annually by the Board of Directors. The plan also permitted employees to make tax-deferred contributions up to the maximum limits allowed by the Internal Revenue Code, with Fuqua matching a portion of the employee's contribution under a formula approved annually by the Board of Directors.

     In 1995, Basic had two defined contribution employee benefit plans for the employees at its manufacturing facility in Fond du Lac, Wisconsin. One plan allowed employees to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The other plan was a money purchase plan which provides for employer contributions equal to 4% of eligible employee salaries. Employees became eligible to participate in the money purchase plan after 12 months of service.

     In 1995, employees at Basic's Georgia facilities participated in a profit sharing plan. This plan provided for discretionary annual contributions by Basic. Additionally, Basic adopted an employee benefit plan for its employees at the Georgia facilities which allowed eligible employees to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code.

     On April 3, 1996, Fuqua adopted the Fuqua Enterprises, Inc. Savings and Retirement Plans and Trusts which provided for tax-qualified 401(k) plans for all of Fuqua's union and non-union employees (the "New Fuqua Plans"). The non-union employees of the Lumex Division became the first participants in the New Fuqua Plans concurrent with the acquisition of the Lumex Division in April 1996. All other Fuqua employees became participants in the New Fuqua Plans on July 1, 1996 or thereafter when the existing plans covering Basic, the Leather Operations and Fuqua's corporate office were merged into the New Fuqua Plans or when the union employees of the Lumex Division became eligible to participate. The New Fuqua Plans contain a profit-sharing component allowed by Internal Revenue Code Section 401(a), with tax-deferred contributions to each participant based on his or her compensation and with the total contribution determined annually by the Board of Directors. The New Fuqua Plans also permit employees to make tax-deferred contributions up to the maximum limits allowed by Internal Revenue Code Section 401(k), with Fuqua matching 50% of the first 4% of participants' contributions to the New Fuqua Plans.

     Total expense recognized under all of the above plans was 1996 -- $940,000, 1995 -- $309,000 and 1994 -- $372,000.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

13.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Fuqua's deferred income tax liabilities and assets are as follows:

                                                                           DECEMBER 31,
                                                                        ------------------
                                                                         1996        1995
                                                                        ------      ------
                                                                           (DOLLARS IN
                                                                            THOUSANDS)
    Deferred income tax liabilities:
      Tax over book depreciation......................................  $1,540      $1,851
                                                                        ------      ------
         Deferred income tax liabilities..............................  $1,540      $1,851
                                                                        ======      ======
    Deferred income tax assets:
      Accrued liabilities.............................................  $3,393      $3,243
      Allowance for doubtful accounts.................................     485          80
      Accrual for discontinued operations.............................   1,139       3,189
      Unrealized investment losses....................................      --          19
                                                                        ------      ------
         Deferred income tax assets...................................   5,017       6,531
                                                                        ------      ------
      Net deferred income tax assets..................................  $3,477      $4,680
                                                                        ======      ======

     Significant components of the provisions (benefits) for income taxes for continuing and discontinued operations are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1996       1995        1994
                                                              ------     -------     ------
                                                                 (DOLLARS IN THOUSANDS)
    Continuing Operations:
    Current:
    Federal.................................................  $2,316     $ 2,016     $2,205
    State...................................................     395         457        583
                                                              ------      ------     ------
                                                              $2,711     $ 2,473     $2,788
                                                              ======      ======     ======
    Deferred:
    Federal.................................................  $1,342     $   184     $ (100)
    State...................................................     156          42        (26)
                                                              ------      ------     ------
                                                              $1,498     $   226     $ (126)
                                                              ======      ======     ======
    Discontinued Operations:................................  $   --     $(2,856)    $1,215
                                                              ======      ======     ======

     In 1994, Fuqua made a favorable adjustment for amounts that were no longer considered necessary for contingencies for income taxes resulting in a reduction in income tax expense of $544,000 ($0.14 per share).

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

     The provisions for income taxes for continuing operations differ from the amounts computed by applying the U.S. Federal income statutory tax rates as follows:

                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ----------------------
                                                                     1996     1995     1994
                                                                     ----     ----     ----
    Statutory rate.................................................  35.0%    35.0%    35.0%
    State income taxes, net of federal tax benefit.................   3.2      4.0      4.2
    Business tax credits...........................................    --       --      (.2)
    Dividend credits...............................................   (.1)    (1.1)    (1.0)
    Tax-exempt interest............................................    --     (1.5)     (.2)
    Write-off of intangibles.......................................    --       .2       --
    Foreign sales corporation benefit..............................  (2.0)    (1.7)      --
    Adjustment of estimated liabilities for prior years............    --       --     (6.4)
    Other..........................................................    .6     (1.0)      --
                                                                     ----     ----     ----
                                                                     36.7%    33.9%    31.4%
                                                                     ====     ====     ====

     The provisions (benefits) for income taxes for discontinued operations differ from those amounts computed by applying the U.S. Federal income statutory tax rates due principally to tax-free interest income at American Southern.

14.  INVESTMENTS

     There were no investments at December 31, 1996. All investments at December 31, 1995 were classified as available for sale as follows:

                                                                 DECEMBER 31, 1995
                                               -----------------------------------------------------
                                                COST OR        GROSS          GROSS        ESTIMATED
                                               AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                                                 COST          GAINS          LOSSES         VALUE
                                               ---------     ----------     ----------     ---------
                                                              (DOLLARS IN THOUSANDS)
    Available for sale:
      Corporate Debt Securities..............   $ 2,524         $  7          $  (80)       $ 2,451
      Debt Securities issued by the U.S.
         Treasury............................     6,010           34              --          6,044
      Preferred Stocks.......................     3,964          119             (28)         4,055
                                                -------         ----           -----        -------
                                                $12,498         $160          $ (108)       $12,550
                                                =======         ====           =====        =======

     The proceeds from sales of available for sales securities were $32,798,000 in 1996. In 1996, gross realized gains were $155,000 and gross realized losses were $209,000 on sales of available for sale securities. The proceeds from sales of available for sale securities were $3,306,000 during 1995. In 1995, gross realized gains were $53,000 and gross realized losses were $11,000 on available for sale investments. The proceeds from sales of available for sale securities were $100,000 for 1994. There were no gross realized gains or losses on sales of available for sale securities in 1994. Cost is determined by specific identification for purposes of calculating realized gains and losses. There were no transfers of securities to or from the available for sale or trading categories during 1996 and 1995. There were no sales of securities classified as held to maturity during 1996 and 1995.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

15.  ENVIRONMENTAL CONTINGENCY

     In March 1994, the office of the District Attorney of Suffolk County, Long Island, New York, in conjunction with the Suffolk County Department of Health Services (collectively, the "Suffolk County Authorities"), initiated an investigation to determine whether regulated substances had been discharged from one of the Lumex Division's Bay Shore facilities in excess of permitted levels. An environmental consulting firm was engaged by the Lumex Division to conduct a more comprehensive site investigation, develop a remediation work plan and provide a remediation cost estimate. These activities were performed to determine the nature and extent of contaminants present on the site and to evaluate their potential off-site extent.

     In connection with Fuqua's April 1996 acquisition of the Lumex Division, Fuqua assumed the obligations associated with this environmental matter. In late 1996, Fuqua conducted surficial soil remediation at the Bay Shore facility and reported the results to the Suffolk County Authorities. A ground water work plan was submitted concurrently with the soil remediation report and Fuqua is waiting for the necessary approvals from the Suffolk County Authorities before proceeding with execution of the ground water work plan. Fuqua is not currently able to determine when any required remediation and monitoring efforts with respect to the ground water contamination will be completed. At December 31, 1996, the Lumex Division had $1,713,000 in reserves for ground water remediation costs, including additional investigation costs which will be required. Such reserves are established when it is probable that a liability has been incurred and such costs can be reasonably estimated. The Lumex Division's estimates of these costs were based upon currently enacted laws and regulations and the professional judgment of independent consultants and counsel. Where available information was sufficient to estimate the amount of liability, that estimate has been used. Where information was only sufficient to establish a range of probable liability and no point within the range is more likely than another, the lower end of the range has been used. The Lumex Division has not assumed that any such costs would be recoverable from third parties nor has the Lumex Division discounted any of its cost estimates, although a portion of the ground water remediation work plan will be performed over a period of years.

     The amounts of environmental liabilities are difficult to estimate due to such factors as the extent to which remedial actions may be required, laws and regulations change or the actual costs of remediation differ when the final work plan is performed. The estimate of the costs, which are not probable but for which there exists at least a reasonable possibility of occurrence, exceeds the reserves recorded by the Lumex Division at December 31, 1996 by $1,600,000.

                           SUMMARY OF QUARTERLY DATA
                                  (UNAUDITED)

                                     MARCH 31    JUNE 30(2)   SEPTEMBER 30(2)   DECEMBER 31(2)   FOR THE YEAR
                                     ---------   ----------   ---------------   --------------   ------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996
  Net sales........................   $30,500     $ 46,898        $49,655          $ 54,490        $181,543
  Income before interest and
     taxes.........................     2,960        3,530          4,136             3,326          13,952
  Income from continuing
     operations....................     1,600        1,838          2,087             1,748           7,273
  Income from continuing operations
     per share.....................      0.36         0.40           0.46              0.38            1.60
  Net income per share.............      0.36         0.40           0.46              0.38            1.60
1995
  Net sales........................   $24,050     $ 33,692        $27,923          $ 31,463        $117,128
  Income before interest and
     taxes.........................     1,293        2,496          2,227             2,827           8,843
  Income from continuing
     operations....................       662        1,349          1,321             1,918           5,250
  Income from continuing operations
     per share.....................      0.17         0.35           0.34              0.45            1.32
  Net income (loss) per share......      0.37         0.47           0.17             (0.33)           0.63

---------------
NOTES:

(1) No cash dividends were paid in either year. In 1996 and 1995, per share amounts are calculated on a discrete quarterly basis and for the year are based on the weighted-average shares for the four quarters of the year.

(2) Includes Basic for the two-month period ended December 31, 1995 and the Lumex Division for the nine-month period ended December 31, 1996.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                                                                           COL. C
                                                                   -----------------------
                                                                          ADDITIONS
                                                       COL. B      -----------------------                          COL. E
                                                    ------------       (1)          (2)                           ----------
                      COL. A                         BALANCE AT      CHARGED      CHARGED          COL. D         BALANCE AT
--------------------------------------------------  BEGINNING OF     TO COSTS     TO OTHER       ----------        CLOSE OF
                   DESCRIPTION                         PERIOD      AND EXPENSES   ACCOUNTS       DEDUCTIONS         PERIOD
--------------------------------------------------  ------------   ------------   --------       ----------       ----------
Year ended December 31, 1996:
 Allowance for doubtful accounts:
  Trade accounts receivable.......................    $200,000       $ 98,005           --        $ 48,005(a)      $250,000
  Lease receivables...............................          --             --     $350,000(b)           --         $350,000
Year ended December 31, 1995:
 Allowance for doubtful accounts:
  Trade accounts receivable.......................    $350,000             --           --        $150,000(a)      $200,000
Year ended December 31, 1994:
 Allowance for doubtful accounts:
  Trade accounts receivable.......................    $335,000       $ 74,483           --        $ 59,483(b)      $350,000

---------------
(a) Write-off of uncollectible accounts, net of recoveries.

(b) Recorded in the acquisition of the Lumex Division.

                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     SEPTEMBER 30,     DECEMBER 31,
                                                                         1997              1996
                                                                     -------------     ------------
                                                                      (UNAUDITED)
ASSETS
Cash and cash equivalents..........................................    $   2,072         $  4,616
Receivables
  Trade accounts, less allowance of $250 (1996, $250)..............       42,419           33,871
  Lease receivables, less allowance of $350 (1996, $350)...........           --            1,147
Inventories........................................................       46,433           42,059
Prepaid expenses and other assets..................................        3,594            2,620
Deferred income taxes..............................................        4,802            3,477
                                                                        --------         --------
     Total Current Assets..........................................       99,320           87,790
Property, plant and equipment......................................       52,710           48,927
Less accumulated depreciation......................................      (18,546)         (15,166)
                                                                        --------         --------
     Net Property, Plant and Equipment.............................       34,164           33,761
                                                                        --------         --------
Intangible assets, less accumulated amortization of $923 (1996,
  $399)............................................................       37,655           20,014
Lease receivables..................................................           --            3,503
Other assets.......................................................        1,746            1,408
                                                                        --------         --------
     Total Assets of Continuing Operations.........................      172,885          146,476
     Total Assets of Discontinued Operations.......................        3,637            4,935
                                                                        --------         --------
          Total Assets.............................................    $ 176,522         $151,411
                                                                        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses..............................    $  26,905         $ 29,992
Current portion of debt............................................          589            1,453
                                                                        --------         --------
     Total Current Liabilities.....................................       27,494           31,445
Long-term liabilities..............................................       54,444           30,686
                                                                        --------         --------
     Total Liabilities.............................................       81,938           62,131
                                                                        --------         --------
Stockholders' equity
  Preference stock, $1 par value: authorized 8,000,000 shares; none
     issued........................................................           --
  Common stock, $2.50 par value: authorized 20,000,000 shares;
     issued 4,528,669 (1996 -- 4,523,669) shares...................       11,322           11,309
Additional paid-in capital.........................................       24,902           24,847
Retained earnings..................................................       59,233           53,971
                                                                        --------         --------
                                                                          95,457           90,127
Treasury stock, at cost: 45,960 (1996 -- 44,822) shares............         (873)            (847)
                                                                        --------         --------
     Total Stockholders' Equity....................................       94,584           89,280
                                                                        --------         --------
          Total Liabilities and Stockholders' Equity...............    $ 176,522         $151,411
                                                                        ========         ========

     See accompanying Notes to Condensed Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
            (UNAUDITED; AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     FOR THREE MONTHS
                                                           ENDED            FOR NINE MONTHS ENDED
                                                       SEPTEMBER 30,            SEPTEMBER 30,
                                                    -------------------     ---------------------
                                                     1997        1996         1997         1996
                                                    -------     -------     --------     --------
REVENUES:
  Net Sales.......................................  $60,372     $49,655     $178,701     $127,053
  Investment income...............................      104         572          187        1,839
                                                    -------     -------     --------      -------
  Total revenues..................................   60,476      50,227      178,888      128,892
COSTS AND EXPENSES:
  Cost of sales...................................   47,377      38,210      141,655       98,584
  Selling, general and administrative expenses....    8,968       7,881       26,982       19,682
  Interest expense................................      776         862        2,307        1,956
                                                    -------     -------     --------      -------
  Total costs and expenses........................   57,121      46,953      170,944      120,222
                                                    -------     -------     --------      -------
INCOME BEFORE INCOME TAXES........................    3,355       3,274        7,944        8,670
INCOME TAXES......................................    1,040       1,187        2,682        3,145
                                                    -------     -------     --------      -------
NET INCOME........................................  $ 2,315     $ 2,087     $  5,262     $  5,525
                                                    =======     =======     ========      =======

PER SHARE:
  Net Income......................................  $   .51     $   .46     $   1.16     $   1.21
Common shares and equivalents.....................    4,563       4,565        4,530        4,556

     See accompanying Notes to Condensed Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNAUDITED; AMOUNTS IN THOUSANDS)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                          --------------------
                                                                           1997         1996
                                                                          -------     --------
OPERATING ACTIVITIES
  Net cash used in continuing operations................................  $(6,266)    $ (6,584)
  Net cash provided by discontinued operations..........................    1,298        3,759
                                                                          -------     --------
          Net Cash Used In All Operations...............................   (4,968)      (2,825)
                                                                          -------     --------
INVESTING ACTIVITIES
  Purchase of business, net of cash acquired............................    1,058      (41,300)
  Sales of available for sale investments...............................       --       21,465
  Purchases of available for sale investments...........................       --      (20,341)
  Purchase of property, plant and equipment.............................   (2,070)      (2,041)
  Total from discontinued operations....................................       --         (165)
                                                                          -------     --------
          Net Cash Used In Investing Activities.........................   (1,012)     (42,382)
                                                                          -------     --------
FINANCING ACTIVITIES
  Net increase in notes payable.........................................       --       20,200
  Payment of long-term liabilities......................................   (1,193)      (2,064)
  Additional long-term liabilities......................................    4,587           --
  Exercise of stock options.............................................       68          974
  Acquired shares for treasury..........................................      (26)        (827)
                                                                          -------     --------
          Net Cash Provided By Financing Activities.....................    3,436       18,283
                                                                          -------     --------
Increase (Decrease) in Cash and Cash Equivalents
  Continuing Operations.................................................   (2,559)     (30,518)
  Discontinued Operations...............................................       15        3,594
Cash and Cash Equivalents, Beginning of Period..........................    4,616       29,000
                                                                          -------     --------
Cash and Cash Equivalents, End of Period................................  $ 2,072     $  2,076
                                                                          =======     ========

     See accompanying Notes to Condensed Consolidated Financial Statements.

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  CORPORATE DEVELOPMENT ACTIVITIES

     Merger: On September 5, 1997, Fuqua Enterprises, Inc. ("Fuqua") entered into an Agreement and Plan of Merger whereby Fuqua would be acquired by Graham-Field Health Products, Inc. ("Graham-Field") in a tax free exchange of
2.1 shares of Graham-Field common stock for each share of Fuqua common stock (the "Merger"). The exchange ratio is subject to upward adjustment in the event that Graham-Field's average stock price for the 10-day period ending two days prior to the Merger falls below $13.5714 and to downward adjustment in the event that the average stock price exceeds $17.6190. Accordingly, Fuqua stockholders are assured of receiving Graham-Field stock valued at not less than $28.50 nor more than $37.00 in exchange for each Fuqua share.

     The closing of the Merger, which currently is expected to occur in December 1997, is subject to customary conditions, including approval by the stockholders of both Graham-Field and Fuqua and the receipt of all necessary governmental and regulatory approvals. The principal stockholders of Fuqua, which own approximately 46% of the outstanding shares (including the Fuqua family which owns 32%), have entered into voting agreements with Graham-Field pursuant to which they have agreed to vote their shares in favor of the Merger. Graham-Field stockholders owning shares representing approximately 37% of the outstanding voting power have entered into similar voting agreements. The waiting period required by Hart-Scott-Rodino Antitrust Improvements Act expired October 25, 1997. The Merger is expected to close in December 1997.

     Acquisitions: On April 3, 1996, Fuqua acquired the medical products operations of Lumex, Inc. (the "Lumex Division") from Cybex International, Inc. (formerly Lumex, Inc., the "Seller"). The purchase price for the Lumex Division was $40.7 million subject to a final adjustment as provided in the asset sale agreement. The final purchase price adjustment is in dispute and is being resolved through arbitration. Fuqua submitted its initial position statement to the arbitrator in March 1997, which claimed that net assets at the closing date were overstated by $9.3 million. In March 1997, Fuqua gave notice to the Seller to preserve Fuqua's indemnification rights provided in the asset sale agreement. On April 18, 1997, the Seller obtained an interim stay of the arbitration proceedings, pending a hearing on May 9, 1997. On May 9, 1997, the New York County Supreme Court vacated its stay of the arbitration proceedings and directed Fuqua and the Seller to proceed to arbitration forthwith. On June 10, 1997, the Seller filed a motion for a stay of arbitration pending the hearing and determination of the Seller's appeal with the Appellate Division of the New York County Supreme Court. On June 24, 1997, the Appellate Division denied the Seller's motion to stay the arbitration proceedings pending appeal. Accordingly, Fuqua and the Seller are continuing with the arbitration proceedings which are expected to be completed by December 1997. On August 4, 1997, the Seller filed its brief with the Appellate Division in connection with the Seller's appeal of the May 9, 1997 Order of the New York County Supreme Court. The appeal is scheduled to be considered by the Appellate Division in the December 1997 term of court.

     On February 26, 1997, Fuqua acquired 100% of the outstanding common stock and warrants of Prism Enterprises, Inc. ("Prism"). Prism, whose 1996 net sales were $12.0 million, is a manufacturer of therapeutic heat and cold packs for medical and consumer uses and vacuum systems for obstetrical and other applications. Prism's operating facilities are located in San Antonio, Texas and Rancho Cucamonga, California. The purchase price was $19.5 million and was financed with borrowings under Fuqua's Revolving Credit Facility. Based on the preliminary allocation of purchase price, the excess purchase price over the net assets acquired of $16.2 million was assigned to goodwill and is being amortized on a straight-line basis over 30 years.

     The results of operations of the Lumex Division are included in the Condensed Consolidated Financial Statements for the three months and nine months ended September 30, 1997. The results of operations of Prism are included in the Condensed Consolidated Financial Statements for the period from acquisition date, February 26, 1997, through September 30, 1997. The following pro forma summary presents Fuqua's consolidated results from operations as if these acquisitions had occurred on the first day of each of the respective three and nine month periods for Prism and on January 1, 1996 for the Lumex Division. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what

                    FUQUA ENTERPRISES, INC. AND SUBSIDIARIES would have occurred had the acquisitions actually been made as of those dates or the results which may occur in the future.

                          FOR THREE MONTHS     FOR THREE MONTHS     FOR NINE MONTHS     FOR NINE MONTHS
                               ENDED                ENDED                ENDED               ENDED
                           SEPTEMBER 30,        SEPTEMBER 30,        SEPTEMBER 30,       SEPTEMBER 30,
                                1997                 1996                1997                1996
                          ----------------     ----------------     ---------------     ---------------
                                            (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
    Net sales............     $ 60,372             $ 52,959            $ 179,278           $ 149,810
    Net income...........        2,315                2,473                5,225               1,260
    Net income per
      share..............          .51                  .54                 1.15                 .28

2.  PER SHARE CALCULATIONS

     Per share calculations are based on the average number of shares outstanding plus common stock equivalents, if dilutive. Common stock equivalents include the effect of options granted to key employees under Fuqua's Stock Option Plans. Fully diluted per share calculations are not significantly different from those reported.

3.  INVENTORIES

     Inventories consisted of the following:

                                                           SEPTEMBER 30,       DECEMBER 31,
                                                               1997                1996
                                                           -------------       ------------
                                                                (AMOUNTS IN THOUSANDS)
        Finished goods....................................    $16,663            $ 16,238
        Work in progress..................................     11,238              12,338
        Raw materials and supplies........................     18,532              13,483
                                                              -------             -------
                                                              $46,433            $ 42,059
                                                              =======             =======

4.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                  FOR NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                                 -----------------------
                                                                   1997           1996
                                                                 --------       --------
                                                                 (AMOUNTS IN THOUSANDS)
        Interest payments....................................... $  2,220       $  2,179
                                                                  =======        =======
        Income tax payments..................................... $  1,364       $  2,095
                                                                  =======        =======
        Issuance of debt in connection with business
          acquisition........................................... $ 19,500       $ 33,000
                                                                  =======        =======

5.  CAPITAL STOCK

     During the three months ended September 30, 1997, options for 27,000 and 2,000 shares of common stock were granted at $21.188 and $24.50 per share, respectively, no options were exercised and Fuqua acquired no shares of common stock for the treasury. During the nine months ended September 30, 1996, options for 25,000 shares of common stock were granted at $24.00 per share, no options were exercised and Fuqua acquired no shares of common stock for its treasury.
                            ------------------------

     The unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. However, interim period results are not necessarily indicative of results for the year, taken as a whole. It is suggested that these unaudited condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Proxy Statement/Consent Solicitation Statement/Prospectus.

                            FINANCIAL STATEMENTS OF
                       THE LUMEX DIVISION OF LUMEX, INC.

                         REPORT OF INDEPENDENT AUDITORS

Fuqua Enterprises, Inc.

     We have audited the accompanying balance sheets of the Lumex Division of Lumex, Inc. (the "Lumex Division") as of December 31, 1995 and 1994, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of, and all references to management in the accompanying footnotes refer to, the management of Fuqua Enterprises, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Lumex Division at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                 /s/ ERNST & YOUNG LLP

New York, New York
March 13, 1996, except for Note 1,
  as to which the date is
  March 13, 1997

                         LUMEX DIVISION OF LUMEX, INC.

                                 BALANCE SHEETS

                                                        MARCH 31,     DECEMBER 31,   DECEMBER 31,
                                                           1996           1995           1994
                                                       ------------   ------------   ------------
                                                       (UNAUDITED)
ASSETS
Cash and cash equivalents............................  $      7,182   $      7,184   $      4,927
Trade accounts receivable............................    10,229,774     12,281,563     11,295,873
Inventories..........................................    10,390,732      9,410,029      5,410,024
Net lease receivables................................     2,878,099      3,298,111      1,603,271
Prepaid expenses and other current assets............       576,113        532,522      1,219,479
                                                        -----------    -----------    -----------
          Total Current Assets.......................    24,081,900     25,529,409     19,533,574
Property, plant and equipment
  Land...............................................       308,594        308,594        308,594
  Buildings and improvements.........................    10,275,867      9,748,671      7,159,034
  Machinery and equipment............................    15,012,948     14,633,519     11,401,736
  Construction in progress...........................            --        230,913         97,662
                                                        -----------    -----------    -----------
                                                         25,597,409     24,921,697     18,967,026
  Less accumulated depreciation......................   (12,627,735)   (12,163,167)   (10,427,990)
                                                        -----------    -----------    -----------
Net property, plant and equipment....................    12,969,674     12,758,530      8,539,036
Net lease receivables................................     3,545,736      6,807,398      6,311,204
Intangible assets, less accumulated amortization of
  $2,703,001, $2,630,174 and $1,777,750,
  respectively.......................................     1,761,301      4,862,776      2,362,193
Other................................................       235,181        232,522         52,517
                                                        -----------    -----------    -----------
          Total Assets...............................  $ 42,593,792   $ 50,190,635   $ 36,798,524
                                                        ===========    ===========    ===========
LIABILITIES AND PARENT COMPANY'S EQUITY AND ADVANCES,
  NET
Accounts payable.....................................  $  6,750,294   $  8,277,504   $  5,555,212
Accrued liabilities..................................     4,866,176      5,053,803      4,153,257
                                                        -----------    -----------    -----------
          Total Current Liabilities..................    11,616,470     13,331,307      9,708,469
Parent Company's Equity and Advances, Net............    30,977,322     36,859,328     27,090,055
                                                        -----------    -----------    -----------
          Total Liabilities and Parent Company's
            Equity and Advances, Net.................  $ 42,593,792   $ 50,190,635   $ 36,798,524
                                                        ===========    ===========    ===========

                See accompanying notes to financial statements.

                         LUMEX DIVISION OF LUMEX, INC.

                            STATEMENTS OF OPERATIONS

                                         THREE MONTHS ENDED           YEAR ENDED DECEMBER 31,
                                             MARCH 31,        ---------------------------------------
                                                1996             1995          1994          1993
                                         ------------------   -----------   -----------   -----------
                                            (UNAUDITED)
Net sales..............................     $ 13,570,190      $60,590,972   $60,777,293   $54,188,695
Costs and Expenses:
  Costs of sales.......................       11,207,393       41,902,102    40,203,960    34,907,042
  Shipping.............................          843,874        3,420,064     3,259,905     2,937,482
  Selling..............................        1,428,520        6,921,030     6,439,939     5,746,782
  Marketing............................          564,716        2,942,021     3,058,884     2,728,101
  Product development..................          230,047        2,019,318       783,208       961,013
  Administrative.......................        7,313,820        4,708,558     4,013,040     3,890,393
  Other (income).......................         (394,460)        (874,720)     (510,300)      (49,499)
  Provision for environmental costs....               --               --            --     2,000,000
                                             -----------      -----------   -----------   -----------
          Total Costs and Expenses.....       21,193,910       61,038,373    57,248,636    53,121,314
                                             -----------      -----------   -----------   -----------
(Loss) Income Before Income Taxes......       (7,623,720)        (447,401)    3,528,657     1,067,381
Income Tax (Provision) Benefit.........        3,049,488          178,960    (1,411,462)     (426,952)
                                             -----------      -----------   -----------   -----------
Net (Loss) Income......................     $ (4,574,232)     $  (268,441)  $ 2,117,195   $   640,429
                                             ===========      ===========   ===========   ===========

                See accompanying notes to financial statements.

                         LUMEX DIVISION OF LUMEX, INC.

                            STATEMENTS OF CASH FLOWS

                                        THREE MONTHS ENDED           YEAR ENDED DECEMBER 31,
                                            MARCH 31,        ----------------------------------------
                                               1996              1995          1994          1993
                                        ------------------   ------------   -----------   -----------
                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income.....................     $ (4,574,232)     $   (268,441)  $ 2,117,195   $   640,429
Noncash items included in net (loss)
  income:
  Depreciation and amortization.......          766,005         2,590,748     1,568,912     1,256,338
  Write-off of intangible assets......        2,964,117           900,000            --            --
  Write-off of lease receivables......        3,397,382         3,359,868            --            --
  Warranty provision..................          543,000           107,000            --            --
  Write-off of trade accounts
     receivable.......................          222,500                --            --            --
Changes in operating assets and
  liabilities:
  Accounts receivable.................        1,829,289          (985,690)   (2,250,944)     (716,202)
  Inventories.........................       (1,203,571)       (4,000,005)   (1,172,839)      845,387
  Other current assets................          (43,591)          686,957        (1,580)     (868,123)
  Lease receivables...................          420,012        (1,694,840)     (889,439)     (713,832)
  Accounts payable....................       (1,527,210)        2,722,292       254,405     1,734,149
  Accrued liabilities.................         (730,627)          793,546    (2,264,865)    3,869,059
                                            -----------      ------------   -----------   -----------
Net Cash (Used in) Provided By
  Operating Activities................        2,063,074         4,211,435    (2,639,155)    6,047,205
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and
  equipment...........................         (675,712)       (5,957,818)   (1,527,959)   (1,485,175)
Increase in intangible assets.........         (164,079)       (4,253,007)     (665,475)     (114,132)
                                            -----------      ------------   -----------   -----------
Net Cash Used In Investing
  Activities..........................         (839,791)      (10,210,825)   (2,193,434)   (1,599,307)
                                            -----------      ------------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Parent company advances, net..........       (1,307,774)       10,037,714     9,489,420    (2,756,087)
Increase in lease receivables.........           87,148        (3,856,062)   (4,702,757)   (1,608,447)
Other.................................           (2,659)         (180,005)       45,158       (84,325)
                                            -----------      ------------   -----------   -----------
Net Cash (Used in) Provided By
  Financing Activities................       (1,223,285)        6,001,647     4,831,821    (4,448,859)
                                            -----------      ------------   -----------   -----------
Net (Decrease) Increase In Cash And
  Cash Equivalents....................               (2)            2,257          (768)         (961)
Cash And Cash Equivalents at Beginning
  of Period...........................            7,184             4,927         5,695         6,656
                                            -----------      ------------   -----------   -----------
Cash And Cash Equivalents at End of
  Period..............................     $      7,182      $      7,184   $     4,927   $     5,695
                                            ===========      ============   ===========   ===========

                See accompanying notes to financial statements.

                         LUMEX DIVISION OF LUMEX, INC.

                         NOTES TO FINANCIAL STATEMENTS
     (INFORMATION PERTAINING TO THE FINANCIAL STATEMENTS AT MARCH 31, 1996
                  AND FOR THE PERIOD THEN ENDED IS UNAUDITED)

1.  ACQUISITION AND BASIS OF PRESENTATION

     On April 3, 1996, Fuqua Enterprises, Inc. ("Fuqua") acquired the Lumex Division of Lumex, Inc. for approximately $40,700,000 in cash, subject to a final purchase price adjustment as provided in the asset sale agreement.

     The 1995 financial statements include charges totaling $3,045,000 which relate to trade accounts and lease receivables ($1,904,000), warranty reserves ($107,000), intangible assets ($900,000) and inventory obsolescence ($134,000). Subsequent to March 13, 1996, these charges were determined appropriate to be included in the 1995 financial statements.

     The accompanying financial statements reflect the financial position and results of operations and cash flows of the Lumex Division of Cybex International, Inc. (formerly Lumex Inc., the "Parent") and the lease receivables related to low air loss bed systems sold by the Lumex Division and financed by Cybex Financial Corp., an affiliated company (collectively, the "Lumex Division") and have been prepared to meet the requirements of Regulation S-X for the financial statements of a business acquired. These financial statements do not reflect any adjustments related to the Fuqua allocation of the purchase price which Fuqua paid for the Lumex Division.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

     The Lumex Division develops and markets a wide range of health care products including specialty seating, bath safety, mobility products, health care beds and therapeutic support systems for the acute, long-term and home care markets.

     Cash and cash equivalents: All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

     Inventories: Inventories are stated at the lower of cost or market. Inventory costs have been determined by the last-in first-out (LIFO) method.

     Property, plant and equipment: Property, plant and equipment, including expenditures for renewals and betterments, are recorded at cost. Depreciation is computed using the straight-line method over the assets estimated useful lives (buildings -- 40 years; building improvements -- 15 years; machinery and equipment -- 3 to 10 years).

     Intangibles: Intangibles consist principally of patents, excess cost over assets acquired and trademarks which are recorded at cost and amortized over the estimated useful lives by the straight-line method for periods ranging from 5 to 30 years. The amounts of recorded intangibles determined to be unrecoverable are charged to results of operations in the period such determination is made (See
Note 7).

     Advertising costs: The Lumex Division expenses advertising costs when incurred. The amounts of such costs were insignificant in each of the periods presented in these financial statements.

     Revenue recognition:  Sales are recorded when goods are shipped.

     Product development: Product development costs are expensed as they are incurred. During 1995, the Lumex Division expensed $900,000 of the amounts paid to Airbed Corporation, representing purchased research and development costs.

     Income taxes: The Lumex Division's deferred tax assets/liabilities are recorded at the Parent Company level. The provision/benefit for income taxes has been determined on a Lumex Division stand alone basis.

                         LUMEX DIVISION OF LUMEX, INC.

     Recent pronouncements: In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Lumex Division adopted SFAS 121 in the first quarter of 1996. The adoption of SFAS 121 did not impact the financial results of the Lumex Division. As described in Note 7, the $2,864,000 adjustment to certain intangibles in the first quarter of 1996 was required by generally accepted accounting principles which applied before the adoption of SFAS 121.

     Allocation of corporate charges: The Lumex Division's financial statements reflect operating expenses incurred by the Parent which have been allocated to the Lumex Division for each of the periods presented. These allocated expenses represent costs for executive management services and were determined based on the proportion of the Lumex Division sales and staff levels to the total incurred by Parent on a consolidated basis for 1993 and 1994. For the calendar year 1995, the Parent modified the method of estimating the amount to be allocated to reflect the expenses incurred by Parent that were directly related and incremental to the Lumex Division. The amounts allocated to the Lumex Division were $135,682, $781,143 and $820,730 for December 31, 1995, 1994 and
1993, respectively. Management believes that the resulting allocated expenses are not materially different than what such expenses would have been on a stand alone basis.

     Parent Company's Equity and Advances, Net: The Parent Company's Equity and Advances, Net, represents the Parent's accumulated equity in the Lumex Division as well as the net payable/receivable balances due to/from the Parent resulting from cash transfers and allocated expenses.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates and such differences may be material to the financial statements.

3.  LEASES

     As Lessor: The Lumex Division offers lease financing to distributors of its low air loss bed systems under the terms of either a fixed payment lease or shared revenue lease contract, both of which are accounted for as sales type leases. Standard lease contracts contain fixed monthly payments and are generally for 36-48 months at which time title transfers to the lessee. Under shared revenue lease contracts the lessee pays the greater of a fixed percentage of monthly revenue collected from rentals of the equipment or a minimum monthly payment. Shared revenue lease contracts are generally for 60 months at which time title does not pass to the lessee. Leases are secured by the equipment leased including any revenues derived therefrom. Lease receivables at December 31, 1995 and 1994 and March 31, 1996 was comprised of the following:

                                                                         DECEMBER 31,
                                                   MARCH 31,      ---------------------------
                                                     1996            1995            1994
                                                  -----------     -----------     -----------
    Gross minimum lease payments receivable.....  $16,615,724     $17,168,793     $10,830,660
    Less unearned interest income...............   (3,307,398)     (3,576,172)     (2,649,240)
    Less reserve for returns....................   (6,034,382)     (2,799,000)             --
    Less allowance for uncollectible accounts
      and lease receivables.....................     (850,109)       (688,112)       (266,945)
                                                  -----------     -----------     -----------
                                                    6,423,835      10,105,509       7,914,475
    Current portion.............................   (2,878,099)     (3,298,111)     (1,603,271)
                                                  -----------     -----------     -----------
    Non-current portion.........................  $ 3,545,736     $ 6,807,398     $ 6,311,204
                                                  ===========     ===========     ===========

                         LUMEX DIVISION OF LUMEX, INC.

     Gross minimum lease payments receivable are as follows:

                                  YEAR ENDING
                                  DECEMBER 31,                       TOTAL
                ------------------------------------------------  -----------
                1996............................................  $ 4,241,969
                1997............................................    4,293,068
                1998............................................    4,189,388
                1999............................................    3,122,378
                2000............................................    1,252,162
                Thereafter......................................       69,828
                                                                   ----------
                                                                  $17,168,793
                                                                   ==========

     As Lessee: The Lumex Division has lease commitments expiring at various dates through 2000, principally for facilities and data processing equipment under non-cancelable operating leases. Future minimum payments under these leases are as follows:

                                  YEAR ENDING
                                  DECEMBER 31,                       TOTAL
                ------------------------------------------------  -----------
                1996............................................  $   645,829
                1997............................................      506,675
                1998............................................      472,620
                1999............................................      471,072
                2000............................................      292,284
                                                                   ----------
                                                                  $ 2,388,480
                                                                   ==========

     Rent expense under operating leases for the years 1995, 1994 and 1993 was $458,406, $335,448 and $316,782, respectively, and for the three months ended March 31, 1996 was $173,640.

4.  OTHER INFORMATION

     Receivables: Trade accounts receivable are stated net of allowances for doubtful accounts of $195,983 at December 31, 1995 and $106,449 at December 31, 1994 and $440,344 at March 31, 1996. The provision for bad debts for the years ended December 31, 1995, 1994 and 1993 was $158,822, $236,414 and $81,498,
respectively, and was $327,851 for the three months ended March 31, 1996.

     Inventories:  Inventories consist of the following:

                                                                         DECEMBER 31,
                                                   MARCH 31,      ---------------------------
                                                     1996            1995            1994
                                                  -----------     -----------     -----------
    Finished goods..............................  $ 8,657,092     $ 5,487,990     $ 2,947,058
    Work in process.............................    4,746,188       1,495,147       1,662,524
    Raw materials...............................      359,046       5,798,486       3,920,527
    LIFO reserve................................   (3,371,594)     (3,371,594)     (3,120,085)
                                                  -----------     -----------     -----------
                                                  $10,390,732     $ 9,410,029     $ 5,410,024
                                                  ===========     ===========     ===========

                         LUMEX DIVISION OF LUMEX, INC.

     Accrued Liabilities:  Accrued liabilities consist of the following:

                                                                          DECEMBER 31,
                                                     MARCH 31,      -------------------------
                                                        1996           1995           1994
                                                     ----------     ----------     ----------
    Salaries, bonuses and commissions..............  $  222,359     $  392,321     $  427,250
    Accrued vacation...............................     500,669        443,568        419,651
    Retirement contributions.......................     282,526        282,529        212,550
    Self insurance obligations.....................   1,026,600      1,026,600      1,256,213
    Payable under Airbed Assets Purchase
      Agreement....................................     522,551      1,212,551             --
    Environmental remediation......................   1,308,994      1,331,546      1,663,000
    Warranty Obligations...........................     794,200        204,000             --
    Other..........................................     208,277        160,688        174,593
                                                     ----------     ----------     ----------
                                                     $4,866,176     $5,053,803     $4,153,257
                                                     ==========     ==========     ==========

5.  ENVIRONMENTAL COSTS

     In March 1994, the Office of the District Attorney Suffolk County, Long Island, New York, in conjunction with the Suffolk County Department of Health Services (collectively, the "Suffolk County Authorities"), initiated an investigation to determine whether regulated substances had been discharged from one of the Lumex Division's Bay Shore facilities in excess of permitted levels. An environmental consulting firm was engaged by the Lumex Division to conduct a more comprehensive site investigation, develop a remediation work plan and provide a remediation cost estimate. These activities were performed to determine the nature and extent of contaminants present on the site and to evaluate their potential off-site extent.

     At December 31, 1995, the Lumex Division had $1.3 million in reserves for remediation costs, including additional investigation costs which are probable of occurring. Reserves are established when it is probable that a liability has been incurred and such costs can be reasonably estimated. The Lumex Division's estimates of these costs were based upon currently enacted laws and regulations and the professional judgement of consultants and counsel. Where the available information was sufficient to estimate the amount of the liability, that estimate has been used. Where the information was only sufficient to establish a range of probable liability and no point within the range was more likely than another, the lower end of the range has been used. The Lumex Division has not assumed any such costs will be recoverable from third parties nor has the Lumex Division discounted any of its cost estimates although a portion of the remediation work plan would be performed over a period of years.

     The amounts of these liabilities are difficult to estimate due to such factors as the extent to which remedial actions may be required, laws and regulations change or the actual costs of remediation differ when the final work plan is performed. The estimate of the costs, which is not probable but for which there exists at least a reasonable possibility of occurrence, exceeds the current reserves by $2.2 million.

6.  BENEFIT PLANS

     The Lumex Division has a non-contributory defined contribution retirement plan (the "Retirement Plan") covering substantially all employees. Contributions to the Retirement Plan are based upon annual compensation for those persons employed (as defined) at December 31 and are funded annually. The Retirement Plan expense was $282,528, $259,755 and $237,116 for the years 1995, 1994 and
1993, respectively.

                         LUMEX DIVISION OF LUMEX, INC.

7.  INTERIM FINANCIAL INFORMATION -- INTANGIBLE ASSETS AND LEASE RECEIVABLES

     The accompanying unaudited interim financial information of the Lumex Division reflects all adjustments which are, in the opinion of Management, necessary for a fair presentation of the financial position and results of operations at and for the three months ended March 31, 1996. Such interim results are not necessarily indicative of the results which may be expected for the entire fiscal year. The accompanying unaudited interim financial information does not include comparative information for the three months ended March 31, 1995 because sufficient data are not available to Management to enable it to prepare the financial information for such interim period.

     In February 1995, the Lumex Division acquired certain assets of Airbed Corporation ("Airbed") ("Acquisition Agreement") including all the rights, title and interest in the technology utilized in the Akrotech bed systems distributed by the Lumex Division under existing distributor agreements. Concurrently, the Lumex Division and Airbed entered into an exclusive Manufacturing Agreement pursuant to which Airbed would continue to manufacture the air control unit of the bed systems subject to certain conditions of product quality, delivery terms and pricing. The purchase price for these assets was $2.25 million plus certain contingent payments.

     Contingent payments were payable based upon the occurrence of certain events as described in the Acquisition Agreement. At December 31, 1995, contingent payments totaling $150,000 had been paid. A dispute arose between the Lumex Division and Airbed over the remaining contingent payments which was resolved under the terms of a Settlement Agreement entered into on March 29, 1996. In accordance with the Settlement Agreement, the Lumex Division agreed to make payments totaling $1,900,000, less amounts previously loaned to Airbed of $497,449. The balance due was payable in weekly installments through April 29, 1996 totaling $1,160,000 with the balance due the earlier of three days after closing of the sale of the Lumex Division or May 3, 1996. The payments made pursuant to the Acquisition Agreement and Settlement Agreement, which were not related to purchased research and development, were included in intangible assets in the accompanying December 31, 1995 balance sheet.

     Subsequent to December 31, 1995, Management determined that the distributors through which Lumex sold the low air loss bed systems were returning large numbers of the bed systems. As a result, Management evaluated the recoverability of the intangible asset arising from the Acquisition and Settlements Agreements and, in accordance with Accounting Principles Board Opinion No. 17, wrote-off the remaining unamortized intangible asset balance of approximately $2,864,000 in the first quarter of 1996. Additionally, Management also determined that an intangible asset totaling $100,000, representing a license paid for rights to incorporate certain technology into a product line, was not feasible and was written off in the first quarter of 1996.

     Additionally, subsequent to December 31, 1995, Management identified distributors who were not going to be able to pay their lease obligations to the Lumex Division or would be able to do so only after adjustment of the terms of the lease or return of low air loss bed systems. As a result, an allowance for doubtful accounts was established in the first quarter of 1996 to reserve for net lease receivables ($3,397,382) and trade accounts receivable ($222,500) which were outstanding at December 31, 1995.

                                                                         ANNEX A

                                                                     [COMPOSITE]

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                            GFHP ACQUISITION CORP.,

                                      AND

                            FUQUA ENTERPRISES, INC.

                         DATED AS OF SEPTEMBER 5, 1997,
                                AS AMENDED AS OF
                               SEPTEMBER 29, 1997

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
PARTIES.............................................................................      A-5
PREAMBLE............................................................................      A-5

                                          ARTICLE 1
                              TRANSACTIONS AND TERMS OF MERGER
   1.1    Merger.......................................................................   A-5
   1.2    Time and Place of Closing....................................................   A-5
   1.3    Effective Time...............................................................   A-5

                                          ARTICLE 2
                                       TERMS OF MERGER
   2.1    Charter......................................................................   A-6
   2.2    Bylaws.......................................................................   A-6
   2.3    Directors and Officers.......................................................   A-6

                                          ARTICLE 3
                                 MANNER OF CONVERTING SHARES
   3.1    Conversion of Shares.........................................................   A-6
   3.2    Anti-Dilution Provisions.....................................................   A-7
   3.3    Shares Held by Target or Buyer...............................................   A-7
   3.4    Fractional Shares............................................................   A-7
   3.5    Stock Options................................................................   A-8

                                          ARTICLE 4
                                     Exchange of Shares
   4.1    Exchange Procedures..........................................................   A-8
   4.2    Rights of Former Target Stockholders.........................................   A-9

                                          ARTICLE 5
                          REPRESENTATIONS AND WARRANTIES OF TARGET
   5.1    Organization, Standing, and Power............................................   A-9
   5.2    Authority of Target; No Breach By Agreement..................................  A-10
   5.3    Capital Stock................................................................  A-10
   5.4    Target Subsidiaries..........................................................  A-11
   5.5    SEC Filings; Financial Statements............................................  A-11
   5.6    Absence of Undisclosed Liabilities...........................................  A-12
   5.7    Absence of Certain Changes or Events.........................................  A-12
   5.8    Tax Matters..................................................................  A-12
   5.9    Assets.......................................................................  A-13
   5.10   Intellectual Property........................................................  A-14
   5.11   Environmental Matters........................................................  A-14
   5.12   Compliance with Laws.........................................................  A-15
   5.13   Labor Relations..............................................................  A-15
   5.14   Employee Benefit Plans.......................................................  A-15
   5.15   Material Contracts...........................................................  A-17
   5.16   Legal Proceedings............................................................  A-17
   5.17   Reports......................................................................  A-17
   5.18   Statements True and Correct..................................................  A-17
   5.19   Tax and Regulatory Matters...................................................  A-18
   5.20   State Takeover Laws..........................................................  A-18

                                                                                         PAGE
                                                                                         ----
   5.21   Charter Provisions...........................................................  A-18
   5.22   Opinion of Financial Advisor.................................................  A-18
   5.23   Affiliate Transactions.......................................................  A-18

                                          ARTICLE 6
                           REPRESENTATIONS AND WARRANTIES OF BUYER
   6.1    Organization, Standing, and Power............................................  A-18
   6.2    Authority; No Breach By Agreement............................................  A-19
   6.3    Capital Stock................................................................  A-19
   6.4    Buyer Subsidiaries...........................................................  A-20
   6.5    SEC Filings; Financial Statements............................................  A-20
   6.6    Absence of Undisclosed Liabilities...........................................  A-21
   6.7    Absence of Certain Changes or Events.........................................  A-21
   6.8    Tax Matters..................................................................  A-21
   6.9    Assets.......................................................................  A-21
   6.10   Intellectual Property........................................................  A-22
   6.11   Environmental Matters........................................................  A-22
   6.12   Compliance With Laws.........................................................  A-23
   6.13   Labor Relations..............................................................  A-23
   6.14   Employee Benefit Plans.......................................................  A-23
   6.15   Material Contracts...........................................................  A-24
   6.16   Legal Proceedings............................................................  A-25
   6.17   Reports......................................................................  A-25
   6.18   Statements True and Correct..................................................  A-25
   6.19   Authority of Sub.............................................................  A-26
   6.20   Tax and Regulatory Matters...................................................  A-26
   6.21   Rights Agreement.............................................................  A-26
   6.22   Affiliate Transactions.......................................................  A-26
   6.23   Vote Required................................................................  A-26

                                          ARTICLE 7
                          CONDUCT OF BUSINESS PENDING CONSUMMATION
   7.1    Affirmative Covenants of Target..............................................  A-27
   7.2    Negative Covenants of Target.................................................  A-27
   7.3    Covenants of Buyer...........................................................  A-28
   7.4    Adverse Changes in Condition.................................................  A-29
   7.5    Reports......................................................................  A-29

                                          ARTICLE 8
                                    ADDITIONAL AGREEMENTS
   8.1    Registration Statement; Proxy Statement; Stockholder Approval................  A-30
   8.2    Exchange Listing.............................................................  A-30
   8.3    Applications; Antitrust Notification.........................................  A-30
   8.4    Filings with State Offices...................................................  A-31
   8.5    Agreement as to Efforts to Consummate........................................  A-31
   8.6    Investigation and Confidentiality............................................  A-31
   8.7    Press Releases...............................................................  A-31
   8.8    No Solicitations, etc........................................................  A-31
   8.9    Tax Treatment................................................................  A-32
   8.10   State Takeover Laws..........................................................  A-32
   8.11   Agreement of Affiliates......................................................  A-32
   8.12   Employee Benefits and Contracts..............................................  A-32

                                                                                         PAGE
                                                                                         ----
   8.13   Indemnification..............................................................  A-32
   8.14   Related Party Contracts and Transactions.....................................  A-33

                                          ARTICLE 9
                      CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE
   9.1    Conditions to Obligations of Each Party......................................  A-34
   9.2    Conditions to Obligations of Buyer...........................................  A-35
   9.3    Conditions to Obligations of Target..........................................  A-35

                                         ARTICLE 10
                                         TERMINATION
  10.1    Termination..................................................................  A-36
  10.2    Effect of Termination........................................................  A-37
  10.3    Non-Survival of Representations and Covenants................................  A-37

                                         ARTICLE 11
                                        MISCELLANEOUS
  11.1    Definitions..................................................................  A-37
  11.2    Expenses.....................................................................  A-42
  11.3    Brokers and Finders..........................................................  A-43
  11.4    Entire Agreement.............................................................  A-43
  11.5    Amendments...................................................................  A-43
  11.6    Waivers......................................................................  A-43
  11.7    Assignment...................................................................  A-43
  11.8    Notices......................................................................  A-44
  11.9    Governing Law................................................................  A-44
  11.10   Counterparts.................................................................  A-44
  11.11   Captions; Articles and Sections..............................................  A-44
  11.12   Interpretations..............................................................  A-44
  11.13   Severability.................................................................  A-45
  11.14   Enforcement of Agreement.....................................................  A-45
SIGNATURES.............................................................................  A-45

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of September 5, 1997, as amended as of September 29, 1997, by and among GRAHAM-FIELD HEALTH PRODUCTS, INC. ("Buyer"), a Delaware corporation; GFHP ACQUISITION CORP. ("Sub"), a Delaware corporation; and FUQUA ENTERPRISES, INC. ("Target"), a Delaware corporation.

                                    PREAMBLE

     The respective Boards of Directors of Target, Sub and Buyer are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective stockholders. This Agreement provides for the acquisition of Target by Buyer pursuant to the merger of Sub with and into Target. At the effective time of such merger, the outstanding shares of the capital stock of Target shall be converted into the right to receive shares of the common stock of Buyer (except as provided herein). As a result, stockholders of Target shall become stockholders of Buyer and Target shall continue immediately following such merger to conduct its business and operations as a wholly owned subsidiary of Buyer. The transactions described in this Agreement are subject to the approvals of the stockholders of Target, the stockholders of Buyer, expiration of the required waiting period under the HSR Act, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

     In consideration of the transactions contemplated hereby and in order to induce the parties to enter into this Agreement, BIL (Far East Holdings) Limited, BIL Securities (Offshore) Ltd., Fuqua Holdings I, L.P., J. Rex Fuqua, J.B. Fuqua, The J.B. Fuqua Foundation, Inc., The Jennifer Calhoun Fuqua Trust and The Lauren Brooks Fuqua Trust have concurrently with the execution and delivery of this Agreement executed and delivered to Buyer a Stockholders Agreement in the form attached hereto as Annex-B. Additionally, in consideration of the transactions contemplated hereby and in order to induce the parties to enter into this Agreement, Gene J. Minotto has concurrently with the execution and delivery of this Agreement executed and delivered to Buyer a Voting Agreement in the form attached hereto as Annex C.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Sub shall be merged with and into Target in accordance with the provisions of Section 251 of the DGCL and with the effect provided in Section 251 of the DGCL (the "Merger"). Target shall be the Surviving Corporation resulting from the Merger and shall become a wholly owned Subsidiary of Buyer and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Target, Sub and Buyer and by Buyer, as the sole stockholder of Sub.

     1.2 Time and Place of Closing. The closing of the transactions contemplated hereby (the "Closing") will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the first business day following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the stockholders of Target and Buyer approve this Agreement to the extent such approval is required by applicable Law.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Charter. The Certificate of Incorporation of Target in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until duly amended or repealed; provided that such Certificate of Incorporation shall be amended to reflect that the name of the Surviving Corporation shall be "Lumex/Basic American Holdings, Inc."

     2.2 Bylaws. The Bylaws of Target in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until duly amended or repealed.

     2.3 Directors and Officers. The directors of Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Target, Sub or the stockholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of capital stock of Buyer issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into one share of Target Common Stock.

          (c) Each share of Target Common Stock (excluding shares held by any Target Entity or any Buyer Entity) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 2.1 shares of Buyer Common Stock (the "Base Exchange Ratio" and, subject to the provisions of the remainder of this sentence, the "Exchange Ratio"); provided, that, in the event that the Average Closing Price shall be greater than $17.6190 (the "Upper Threshold Price"), the Exchange Ratio shall equal that multiple of a share of Buyer Common Stock (rounded to the nearest ten thousandth of a share) obtained by dividing the product of the Base Exchange Ratio and the Upper Threshold Price by the Average Closing Price; provided further, that in the event that the Average Closing Price shall be less than $13.5714 (the "Lower Threshold Price"), the Exchange Ratio shall equal that multiple of a share of Buyer Common Stock (rounded to the nearest ten thousandth of a share) obtained by dividing the product of the Base Exchange Ratio and the Lower Threshold Price by the Average Closing Price. For purposes of this Agreement, "Average Closing Price" is defined to mean the average of the daily closing prices for the shares of Buyer Common Stock for the ten
     (10) consecutive trading days on which such shares are actually traded on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Buyer) ending at the close of trading on the second trading day immediately preceding the Closing Date). Pursuant to the Buyer Rights Agreement, each share of Buyer Common Stock issued in connection with the Merger upon conversion of Target Common Stock shall be accompanied by a Buyer Right.

     3.2 Anti-Dilution Provisions. In the event Buyer changes the number of shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted. In the event Buyer changes the number of shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be after the Exchange Ratio has been determined in accordance with Section 3.1(c) and prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted. In the event Buyer changes the number of shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the date on which the Exchange Ratio is determined in accordance with Section 3.1(c), (i) the Average Closing Price Limitations shall be adjusted to appropriately adjust the ratio under which shares of Target Common Stock will be converted into shares of Buyer Common Stock pursuant to Section 3.1(c), and (ii) if necessary, the anticipated Effective Time shall be postponed for an appropriate period of time agreed upon by the parties in order for the Average Closing Price to reflect the market effect of such stock split, stock dividend, or similar recapitalization.

     3.3 Shares Held by Target or Buyer. Each of the shares of Target Common Stock held by any Target Entity or by any Buyer Entity shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Fractional Shares. (a) No certificate or scrip representing fractional shares of Buyer Common Stock to which holders of Target Common Stock would otherwise be entitled pursuant to this Agreement will be issued in the Merger upon the surrender for exchange of certificates representing shares of Target Common Stock, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Buyer.

     (b) As promptly as practicable following the Effective Time, the Exchange Agent (as defined in Section 4.1) shall determine the aggregate number of whole shares of Buyer Common Stock represented by fractional shares of Buyer Common Stock to which holders of Target Common Stock would be entitled but for the provisions of paragraph (a) of this Section 3.4 (such number of shares being herein called the "Excess Shares"). As soon after the Effective Time as practicable, the Exchange Agent, as agent for the holders of Target Common Stock, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided in paragraph (c) of this Section 3.4.

     (c) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through a member firm of the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of Target Common Stock, the Exchange Agent will hold such proceeds in trust for the holders of Target Common Stock (the "Common Stock Trust"). Buyer shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent , incurred in connection with such sale of the Excess Shares. In addition, Buyer shall pay the Exchange Agent's compensation and expenses in connection with such sale. The Exchange Agent shall determine the portion of the Common Stock Trust to which each holder of Target Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Target Common Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Target Common Stock are entitled.

     (d) As soon as practicable after the determination of the amount of cash to be paid to holders of Target Common Stock in lieu of any fractional share interests in accordance with the immediately preceding paragraph, the Exchange Agent shall make available such amounts to such holders of Target Common Stock in a manner consistent with paragraphs (b) and (c) of this Section 3.4

     3.5 Stock Options. (a) At the Effective Time, each option or other right to purchase shares of Target Common Stock pursuant to stock options ("Target Options") granted by Target under the Target Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Buyer Common Stock, and Buyer shall assume each Target Option, in accordance with the terms of the Target Stock Plan and stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) Buyer and its Compensation Committee shall be substituted for Target and the Committee of Target's Board of Directors (including, if applicable, the entire Board of Directors of Target) administering such Target Stock Plan, (ii) each Target Option assumed by Buyer may be exercised solely for shares of Buyer Common Stock, (iii) the number of shares of Buyer Common Stock subject to such Target Option shall be equal to the number of shares of Target Common Stock subject to such Target Option immediately prior to the Effective Time multiplied by the Exchange Ratio (as the same may have been adjusted in accordance with Section 3.2) and (iv) the per share exercise price under each such Target Option shall be adjusted by dividing the per share exercise price under each such Target Option by the Exchange Ratio (as the same may have been adjusted in accordance with Section 3.2) and rounding up to the nearest cent. In addition, notwithstanding the provisions of clauses (iii) and (iv) of the first sentence of this Section 3.5, with respect to each Target Option which is an "incentive stock option" Buyer shall take no action that would constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code.

     (b) As soon as practicable after the Effective Time, Buyer shall deliver to the participants in each Target Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants pursuant to such Target Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) after giving effect to the Merger), and Buyer shall comply with the terms of each Target Stock Plan to ensure, to the extent required by, and subject to the provisions of, such Target Stock Plan, that Target Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, Buyer shall take all corporate action necessary to reserve for issuance sufficient shares of Buyer Common Stock for delivery upon exercise of Target Options assumed by it in accordance with this Section 3.5. As soon as practicable after the Effective Time, Buyer shall file a registration statement on Form S-8 (or any successor or other appropriate form), with respect to the shares of Buyer Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as such options remain outstanding.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, Buyer and Target shall cause the exchange agent selected by Buyer (the "Exchange Agent") to mail to each holder of record of a certificate or certificates which represented shares of Target Common Stock immediately prior to the Effective Time (the "Certificates") appropriate transmittal materials and instructions (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent). The Certificate or Certificates of Target Common Stock so delivered shall be duly endorsed as the Exchange Agent may require. In the event of a transfer of ownership of shares of Target Common Stock represented by Certificates that are not registered in the transfer records of Target, the consideration provided in Section 3.1 may be issued to a transferee if the Certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. If any

Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of
(i) an affidavit of that fact from the holder claiming such Certificate to be lost, mislaid, stolen or destroyed, (ii) such bond, security or indemnity as Buyer and the Exchange Agent may reasonably require and (iii) any other documents necessary to evidence and effect the bona fide exchange thereof, the Exchange Agent shall issue to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed Certificate shall have been converted. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. After the Effective Time, each holder of shares of Target Common Stock (other than shares to be canceled pursuant to Section 3.3) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2. Buyer shall not be obligated to deliver the consideration to which any former holder of Target Common Stock is entitled as a result of the Merger until such holder surrenders such holder's Certificate or Certificates for exchange as provided in this Section 4.1. Any other provision of this Agreement notwithstanding, neither Buyer, the Surviving Corporation nor the Exchange Agent shall be liable to a holder of Target Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law. Adoption of this Agreement by the stockholders of Target shall constitute ratification of the appointment of the Exchange Agent.

     4.2 Rights of Former Target Stockholders. At the Effective Time, the stock transfer books of Target shall be closed as to holders of Target Common Stock immediately prior to the Effective Time and no transfer of Target Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing shares of Target Common Stock (other than shares to be canceled pursuant to Section 3.3) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Target in respect of such shares of Target Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of Target shall be entitled to vote after the Effective Time at any meeting of Buyer stockholders the number of whole shares of Buyer Common Stock into which their respective shares of Target Common Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Buyer Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Buyer on the Buyer Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Buyer Common Stock issuable pursuant to this Agreement, but beginning six months after the Effective Time no dividend or other distribution payable to the holders of record of Buyer Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate until such holder surrenders such Certificate for exchange as provided in Section 4.1. However, upon surrender of such Certificate, both the Buyer Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Certificate.

                                   ARTICLE 5

                    REPRESENTATIONS AND WARRANTIES OF TARGET

     Target hereby represents and warrants to Buyer as follows:

     5.1 Organization, Standing, and Power. Target is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Target is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect. The minute books and other organizational documents for Target have been made available to Buyer for its review and, except as disclosed in
Section 5.1 of the Target Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors and stockholders thereof.

     5.2 Authority of Target; No Breach by Agreement. (a) Target has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Target, subject to the adoption of this Agreement by the holders of a majority of the outstanding shares of Target Common Stock, which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by Target. This Agreement has been duly executed and delivered by Target and, subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of Target, enforceable against Target in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by Target, nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Target's Certificate of Incorporation or Bylaws or the certificate or articles of incorporation or bylaws of any Target Subsidiary or any resolution adopted by the board of directors or the stockholders of any Target Entity, or (ii) except as disclosed in Section 5.2 of the Target Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Target Entity under, any Contract or Permit of any Target Entity, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect, or,
(iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Target Entity or any of their respective Assets where such Default, or any failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE, and other than Consents required from Regulatory Authorities as described in Section 5.2 of the Target Disclosure Memorandum, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Target of the Merger and the other transactions contemplated in this Agreement.

     5.3 Capital Stock.  (a) The authorized capital stock of Target consists of
(i) 20,000,000 shares of Target Common Stock, par value $2.50 per share, of which 4,482,709 shares are issued and outstanding as of the date of this Agreement and not more than 5,055,109 shares will be issued and outstanding at the Effective Time, and (ii) 8,000,000 shares of preferred stock, par value $1.00 per share, none of which are issued and outstanding. All of the issued and outstanding shares of capital stock of Target are duly and validly issued and outstanding and are fully paid and nonassessable under the DGCL. None of the outstanding shares of capital stock of Target has been issued in violation of any preemptive rights of the current or past stockholders of Target.

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     (b) Except as set forth in Section 5.3(a), or as disclosed in Section 5.3 of the Target Disclosure Memorandum, there are no shares of capital stock or other equity securities of Target outstanding and no outstanding Equity Rights relating to the capital stock of Target, and all shares of Target Common Stock issuable upon the exercise or conversion of such outstanding Equity Rights will, when so issued, be duly and validly issued and outstanding and fully paid and nonassessable under the DGCL.

     5.4 Target Subsidiaries. Target has disclosed in Section 5.4 of the Target Disclosure Memorandum all of the Target Subsidiaries that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which it is qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the Target Subsidiaries that are general or limited partnerships, limited liability companies, or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which it is qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Except as disclosed in Section 5.4 of the Target Disclosure Memorandum, Target or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Target Subsidiary. No capital stock (or other equity interest) of any Target Subsidiary is or may become required to be issued (other than to another Target Entity) by reason of any Equity Rights, and there are no Contracts by which any Target Subsidiary is bound to issue (other than to another Target Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Target Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Target Subsidiary (other than to another Target Entity). Except as disclosed in Section 5.4 of the Target Disclosure Memorandum, there are no Contracts relating to the rights of any Target Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Target Subsidiary. All of the shares of capital stock (or other equity interests) of each Target Subsidiary held by a Target Entity are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Target Entity free and clear of any Lien. Except as disclosed in Section
5.4 of the Target Disclosure Memorandum, each Target Subsidiary is a corporation, and each such Subsidiary is duly incorporated, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Target Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect. The minute books and other organizational documents for each Target Subsidiary have been made available to Buyer for its review, and, except as disclosed in Section 5.4 of the Target Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors and stockholders thereof.

     5.5 SEC Filings; Financial Statements.  (a) Except as disclosed in Section
5.5 of the Target Disclosure Memorandum, Target has timely filed and made available to Buyer all SEC Documents required to be filed by Target since December 31, 1993 (the "Target SEC Reports"). The Target SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Target SEC Reports or necessary in order to make the statements in such Target SEC Reports, in light of the circumstances under which they were made, not misleading; provided, that any pro forma financial statements contained in the Target SEC Reports are not necessarily indicative of the consolidated financial position of the Target Entities as of the respective dates thereof and the consolidated results of operations and cash flows of the Target Entities for the periods indicated. No Target Subsidiary is required to file any SEC Documents.

     (b) Each of the Target Financial Statements (including, in each case, any related notes) contained in the Target SEC Reports, including any Target SEC Reports filed after the date of this Agreement until the

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Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Target and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect and that any pro forma financial statements contained in the Target SEC Reports are not necessarily indicative of the consolidated financial position of the Target Entities as of the respective dates thereof and the consolidated results of operations and cash flows of the Target Entities for the periods indicated.

     5.6 Absence of Undisclosed Liabilities. Except as disclosed in Section 5.6 of the Target Disclosure Memorandum, no Target Entity has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect, other than Liabilities or allowances which are disclosed or accrued or reserved against in the consolidated balance sheets of Target as of December 31, 1996 and June 30, 1997, included in the Target Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. Except as disclosed in Section 5.6 of the Target Disclosure Memorandum, no Target Entity has incurred or paid any Liability since June 30, 1997, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement. Except as disclosed in Section 5.6 of the Target Disclosure Memorandum, no Target Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Affiliate (other than another Target Entity) for any amount, individually or in the aggregate, in excess of $100,000.

     5.7 Absence of Certain Changes or Events. Since June 30, 1997, except as disclosed in the Target Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the Target Disclosure Memorandum,
(a) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect, (b) the Target Entities have conducted their respective businesses only in the ordinary course consistent with past practice and (c) none of the Target Entities has taken any action which, if taken after the date hereof, would constitute a breach of any provision of Section 7.2.

     5.8 Tax Matters. (a) All Tax Returns required to be filed by or on behalf of any of the Target Entities have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Target Material Adverse Effect, and all Tax Returns filed are complete and accurate in all material respects, or except as disclosed in Section 5.8 of the Target Disclosure Memorandum. All Taxes shown on filed Tax Returns have been paid. As of the date of this Agreement, there is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Target Material Adverse Effect, except as reserved against in the Target Financial Statements delivered prior to the date of this Agreement or as disclosed in
Section 5.8 of the Target Disclosure Memorandum. The applicable statutes of limitations with respect to Target's federal income Tax Returns have expired through December 31, 1992. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the Target Entities, except for any such Liens which are not reasonably likely to have a Target Material Adverse Effect.

     (b) Except as disclosed in Section 5.8 of the Target Disclosure Memorandum, none of the Target Entities has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

     (c) The provision for any Taxes due or to become due for any of the Target Entities for the period or periods through and including the date of the respective Target Financial Statements that has been made and is reflected on such Target Financial Statements is sufficient to cover all such Taxes.

     (d) Deferred Taxes of the Target Entities have been provided for in accordance with GAAP.

     (e) Except as disclosed in Section 5.8 of the Target Disclosure Memorandum, since March 27, 1989, and to the Knowledge of Target prior to March 27, 1989, none of the Target Entities is a party to any Tax allocation or sharing agreement and none of the Target Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Target), has any Liability for Taxes of any Person (other than Target and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by Contract or otherwise.

     (f) Except as disclosed in Section 5.8 of the Target Disclosure Memorandum, each of the Target Entities is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect.

     (g) Except as disclosed in Section 5.8 of the Target Disclosure Memorandum, none of the Target Entities has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

     (h) Except as disclosed in Section 5.8 of the Target Disclosure Memorandum, there has not been an ownership change, as defined in Internal Revenue Code
Section 382(g), of the Target Entities that occurred during or after any Taxable Period in which the Target Entities incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1996.

     (i) Except as disclosed in Section 5.8 of the Target Disclosure Memorandum, no Target Entity has or has had in any foreign country a permanent establishment, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9 Assets. (a) Except as disclosed in Section 5.9 of the Target Disclosure Memorandum or as disclosed or reserved against in the Target Financial Statements delivered prior to the date of this Agreement, the Target Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a Target Material Adverse Effect.

     (b) All items of inventory of the Target Entities reflected on the most recent balance sheet included in the Target Financial Statements delivered prior to the date of this Agreement and prior to the Effective Time, except as reserved for in the Target Financial Statements, consisted and will consist, as applicable, of items of a quality and quantity usable and saleable in the ordinary course of business and conform to generally accepted standards in the industry in which the Target Entities are a part.

     (c) The accounts receivable of the Target Entities as set forth on the most recent balance sheet included in the Target Financial Statements delivered prior to the date of this Agreement or arising since the date thereof are valid and genuine; have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice; are not subject to valid defenses, set-offs or counterclaims; and are collectible at the full recorded amount thereof less, in the case of accounts receivable appearing on the most recent balance sheet included in the Target Financial Statements delivered prior to the date of this Agreement, the recorded allowance for collection losses, returns and allowances on such balance sheet. The allowance for collection losses on such balance sheet has been determined in accordance with GAAP.

     (d) The Target Entities currently maintain insurance similar in amounts, scope, and coverage as Target believes is adequate to conduct its business. Except as disclosed in Section 5.9 of the Target Disclosure Memorandum, there are presently no claims for amounts exceeding in any individual case $250,000 pending under such policies of insurance and no notices of claims in excess of such amounts have been given by any Target Entity under such policies.

     (e) The Assets of the Target Entities include all Assets required to operate the businesses of the Target Entities as presently conducted.

     5.10 Intellectual Property. Except as disclosed in Section 5.10 of the Target Disclosure Memorandum, (i) each Target Entity owns or has a valid and binding license to use all of the Intellectual Property used by such Target Entity in the course of its business, (ii) each Target Entity is the owner of or has a valid and binding license to any Intellectual Property sold or licensed to a third party by such Target Entity in connection with such Target Entity's business operations, and such Target Entity has the right to convey by sale or license any Intellectual Property so conveyed and (iii) no Target Entity is in Default under any of its Intellectual Property licenses and no proceedings have been instituted, or are pending or to the Knowledge of Target threatened, which challenge the rights of any Target Entity with respect to Intellectual Property used, sold or licensed by such Target Entity in the course of its business, nor to the Knowledge of Target has any person claimed or alleged any rights to such Intellectual Property, except for any failure to own or license, Default or proceeding which is not reasonably likely to have a Target Material Adverse Effect. All Intellectual Property owned by a Target Entity is owned free and clear of any Liens, and none of such Intellectual Property is subject to any outstanding Order or Contract restricting the scope of the use thereof, and there are no claims or demands of any other Person pertaining to Intellectual Property owned or used by any Target Entity or any license with respect thereto, and no actions or proceedings, judicial or administrative or otherwise, have been instituted, are pending or, to the Knowledge of Target, are threatened which challenge or affect the rights of any Target Entity in respect thereof, except for any Liens, Orders, Contracts, claims, demands, actions or proceedings which are not reasonably likely to have a Target Material Adverse Effect. Except as disclosed in Section 5.10 of the Target Disclosure Memorandum, to the Knowledge of Target, the conduct of the business of the Target Entities does not infringe any Intellectual Property of any other person. Except as disclosed in
Section 5.10 of the Target Disclosure Memorandum, no Target Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.

     5.11 Environmental Matters. (a) Each Target Entity and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or except as disclosed in Section
5.11 of the Target Disclosure Memorandum.

     (b) Except as disclosed in Section 5.11 of the Target Disclosure Memorandum, there is no Litigation pending or, to the Knowledge of Target, threatened before any court, governmental agency, or authority or other forum in which any Target Entity or any of its Operating Properties (or Target in respect of such Operating Property) has been or, with respect to threatened Litigation, may be named as a defendant (nor to the Knowledge of Target are there any facts or circumstances reasonably likely to give rise to any such Litigation) (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any Target Entity or any of its Operating Properties, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect.

     (c) Except as disclosed in Section 5.11 of the Target Disclosure Memorandum, during the period of (i) any Target Entity's ownership or operation of any of their respective current properties, (ii) any Target Entity's participation in the management of a Participation Facility or (iii) any Target Entity's holding of a security interest in an Operating Property there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) any property owned by a

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

Target Entity, except such as are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect.

     (d) Each of the Target Entities has obtained all licenses, permits, authorizations, approvals and consents from Regulatory Authorities which are required under any applicable Environmental Law in respect of its business or operations ("Environmental Permits") and each of such Environmental Permits is in full force and effect, except for such failures to have Environmental Permits which, individually or in the aggregate, could not reasonably be expected to have a Target Material Adverse Effect and each of the Target Entities is in compliance with the terms and conditions of all such Environmental Permits, except for such failure to be in compliance which, individually or in the aggregate, is not reasonably likely to have a Target Material Adverse Effect.

     5.12 Compliance With Laws. Each Target Entity has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect. Except as disclosed in Section 5.12 of the Target Disclosure Memorandum, none of the Target Entities:

          (a) is in Default under any of the provisions of its Certificate of Incorporation or Bylaws (or other governing instruments); or

          (b) is in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect.

     5.13 Labor Relations. Except as disclosed in Section 5.13 of the Target Disclosure Memorandum, no Target Entity is the subject of any Litigation asserting that it or any other Target Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other Target Entity to bargain with any labor organization as to wages or conditions of employment, nor is any Target Entity party to any collective bargaining agreement, nor is there any strike involving any Target Entity, pending or threatened, or to the Knowledge of Target, is there any activity involving any Target Entity's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.14 Employee Benefit Plans. (a) Target has disclosed in Section 5.14 of the Target Disclosure Memorandum, and has delivered or made available to Buyer prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, and any related trust agreements, service provider agreements, insurance contracts or agreements with investment managers, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Target Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Target Benefit Plans"). Any of the Target Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Target ERISA Plan." Each Target ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "Target Pension Plan." No Target Pension Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA. Target has also delivered or made available to Buyer prior to the execution of this Agreement, with respect to each Target Benefit Plan maintained by any Target Entity, copies of (i) the current summary plan description (and/or any similar description), (ii) the most recent Form 5500 series filing and schedules thereto, if such plan is subject to ERISA reporting requirements, (iii) the most recent determination of the Internal Revenue Service with respect to the qualified status of such plan, if
Section 401(a) of the Internal Revenue Code applies to such plan, (iv) the most recent accounting with respect to such plan if funded through a trust, and (v) the most recent actuarial report of the qualified actuary of such plan if actuarial valuations are conducted in respect of such plan.

     (b) Except as disclosed in Section 5.14 of the Target Disclosure Memorandum, all Target Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect. Each Target ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received or has filed for a favorable determination letter from the Internal Revenue Service, and Target is not aware of any circumstances likely to result in revocation or denial of any such favorable determination letter. To the Knowledge of Target, no Target Entity has engaged in a transaction with respect to any Target Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Target Entity to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect.

     (c) No Target Entity currently maintains a Target Pension Plan. Neither any Target Pension Plan nor any "single-employer plan," within the meaning of
Section 4001(a)(15) of ERISA, currently or formerly maintained by any Target Entity, or the single-employer plan of any entity which is considered one employer with Target under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of
Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Target Material Adverse Effect. Except as disclosed in Section 5.14 of the Target Disclosure Memorandum, other than routine claims for benefits, there are no pending or, to the Knowledge of Target, threatened claims by or on behalf of any Target Benefit Plan, by any person covered thereby, or otherwise, which allege violations of Law which could reasonably be expected to result in a Target Material Adverse Effect, nor are there any ongoing Internal Revenue Service, U.S. Department of Labor or other agency audits or investigations of any Target Benefit Plans.

     (d) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Target Entity with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Target Material Adverse Effect.

     (e) Except as disclosed in Section 5.14 of the Target Disclosure Memorandum, no Target Entity has any Liability for retiree health and life benefits under any of the Target Benefit Plans which Liability is reasonably likely to have a Target Material Adverse Effect.

     (f) Except as disclosed in Section 5.14 of the Target Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Target Entity from any Target Entity under any Target Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Target Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect.

     (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Target Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Target Financial Statements to the extent required by and in accordance with GAAP. No Target Entity is in Default in performing any of its contractual obligations under any Target Benefit Plan or any related trust agreement or insurance contract or its obligations under an agreement with any Regulatory Authority, except for such Defaults which are not reasonably likely to have a Target Material Adverse Effect. Except as disclosed in Section 5.14 of the Target Disclosure Memorandum,

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

no employer securities, employer real property or other employer property is included in the assets of any funded Target Benefit Plan.

     5.15 Material Contracts. Except as disclosed in Section 5.15 of the Target Disclosure Memorandum or as set forth in the Target SEC Reports, none of the Target Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000,
(ii) any Contract relating to the borrowing of money by any Target Entity or the guarantee by any Target Entity of any such obligation (other than Contracts evidencing trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contract which prohibits or restricts any Target Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract between or among Target Entities, (v) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers and "shrink-wrap" software licenses), (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $250,000 per year), and (vii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Target with the SEC as of the date of this Agreement (together with all Contracts referred to in Section 5.14(a), the "Target Contracts"). With respect to each Target Contract and except as disclosed in Section 5.15 of the Target Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no Target Entity is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect; (iii) no Target Entity has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Target, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect, or has repudiated or waived any material provision thereunder. Except as disclosed in
Section 5.15 of the Target Disclosure Memorandum, all of the indebtedness of any Target Entity for money borrowed in excess of $100,000 in any single instrument, is prepayable at any time by such Target Entity without penalty or premium.

     5.16 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Target, threatened against any Target Entity, or against any director, employee or employee benefit plan of any Target Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Target Entity, that are reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect.

     5.17 Reports. Since January 1, 1994, or the date of organization if later, each Target Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except for failures to file which are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied with all applicable Laws, except where the failure to comply is not reasonably likely to have a Target Material Adverse Effect. As of its respective date, each such report and document did not contain any untrue statement of a fact or omit to state a fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except for such untrue statements or omissions which are not reasonably likely to have a Target Material Adverse Effect.

     5.18 Statements True and Correct. No statement or certificate furnished or to be furnished by any Target Entity to Buyer pursuant to this Agreement or any other document referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Target Entity for inclusion in the Joint Proxy Statement to be mailed to each Party's stockholders in connection with the Stockholders' Meetings, and any other documents to be filed by a Target Entity with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to

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the Joint Proxy Statement, when first mailed to the stockholders of Target and
Buyer, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meetings. All documents that any Target Entity is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     5.19 Tax and Regulatory Matters. No Target Entity or, to Target's Knowledge, any Affiliate thereof has taken or agreed or failed to take any action and Target does not have any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

     5.20 State Takeover Laws. Each Target Entity has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws (collectively, "Takeover Laws"), including Section 203 of the DGCL.

     5.21 Charter Provisions. Each Target Entity has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Certificate of Incorporation, Bylaws or other governing instruments of any Target Entity or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any Target Entity that may be directly or indirectly acquired or controlled by them.

     5.22 Opinion of Financial Advisor. Target has received the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated the date of this Agreement, to the effect that the Exchange Ratio is fair, from a financial point of view, to such holders, a signed copy of which has been delivered to Buyer.

     5.23 Affiliate Transactions. Except as disclosed in Section 5.23 of the Target Disclosure Memorandum, (i) there is no indebtedness outstanding between any Target Entity, on the one hand, and any Affiliate of any Target Entity, on the other hand, (ii) no Affiliate of any Target Entity provides or causes to be provided any assets, services or facilities to any Target Entity, (iii) no Target Entity provides or causes to be provided any assets, services or facilities to any Affiliate of any Target Entity and (iv) no Target Entity beneficially owns, directly or indirectly, any Investment Assets (as defined below) issued by any Affiliate of any Target Entity (other than another Target Entity). Except as disclosed in Section 5.23 of the Target Disclosure Memorandum, each of the transactions disclosed thereon was incurred or engaged in, as the case may be, on an arm's-length basis and, since December 31, 1996, all settlements of liabilities between any Target Entity, on the one hand, and any Affiliate of any Target Entity (other than another Target Entity), on the other hand, have been made in the ordinary course of business consistent with past practice. For purposes hereof, the term "Investment Assets" shall mean debentures, notes and other evidences of indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets.

                                   ARTICLE 6

                    Representations and Warranties of Buyer

     Buyer hereby represents and warrants to Target as follows:

     6.1 Organization, Standing, and Power. Buyer is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry

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on its business as now conducted and to own, lease and operate its material
Assets. Buyer is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

     6.2 Authority; No Breach By Agreement. a) Buyer has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer, subject to the approval of the issuance of the shares of Buyer Common Stock pursuant to the Merger by a majority of the votes cast at the Buyer Stockholders' Meeting (assuming for such purpose that the votes cast in respect of such proposal represent a majority of the outstanding Buyer Common Stock), which is the only stockholder vote required for approval of this Agreement and consummation of the merger by Buyer. This Agreement has been duly executed and delivered by Buyer, and subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer's Certificate of Incorporation or Bylaws, or
(ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Buyer Entity under, any Contract or Permit of any Buyer Entity, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective Assets where such Default, or any failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, in a Buyer Material Adverse Effect.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE, and other than Consents required from Regulatory Authorities as described in Section 6.2 of the Buyer Disclosure Memorandum, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Buyer of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock.  (a) The authorized capital stock of Buyer consists of
(i) 60,000,000 shares of Buyer Common Stock, par value $0.025 per share, of which 21,013,117 shares are issued and outstanding as of the date of this Agreement, and (ii) 1,000,000 shares of Buyer Preferred Stock, par value $.001 per share, of which 7,100 shares are issued and outstanding. All of the issued and outstanding shares of Buyer Capital Stock are, and all of the shares of Buyer Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the outstanding shares of Buyer Capital Stock has been, and none of the shares of Buyer Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Buyer.

     (b) Except as set forth in Section 6.3(a), or as provided pursuant to the Buyer Rights Agreement, or as disclosed in Section 6.3 of the Buyer Disclosure Memorandum, there are no shares of capital stock or other

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equity securities of Buyer outstanding and no outstanding Equity Rights relating to the capital stock of Buyer, and all shares of Buyer Common Stock issuable upon the exercise or conversion of such outstanding Equity Rights will, when so issued, be duly and validly issued and outstanding and fully paid and nonassessable under the DGCL.

     6.4 Buyer Subsidiaries. Buyer has disclosed in Section 6.4 of the Buyer Disclosure Memorandum all of the Buyer Subsidiaries as of the date of this Agreement that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the Buyer Subsidiaries that are general or limited partnerships or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Except as disclosed in Section 6.4 of the Buyer Disclosure Memorandum, Buyer or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Buyer Subsidiary. No capital stock (or other equity interest) of any Buyer Subsidiary are or may become required to be issued (other than to another Buyer Entity) by reason of any Equity Rights, and there are no Contracts by which any Buyer Subsidiary is bound to issue (other than to another Buyer Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Buyer Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Buyer Subsidiary (other than to another Buyer Entity). There are no Contracts relating to the rights of any Buyer Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Buyer Subsidiary. All of the shares of capital stock (or other equity interests) of each Buyer Subsidiary held by a Buyer Entity are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Buyer Entity free and clear of any Lien. Each Buyer Subsidiary is a corporation, and is duly incorporated, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Buyer Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

     6.5 SEC Filings; Financial Statements. (a) Buyer has timely filed and made available to Target all SEC Documents required to be filed by Buyer since December 31, 1993 (the "Buyer SEC Reports"). The Buyer SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer SEC Reports or necessary in order to make the statements in such Buyer SEC Reports, in light of the circumstances under which they were made, not misleading; provided, that any pro forma financial statements contained in the Buyer SEC Reports are not necessarily indicative of the consolidated financial position of the Buyer Entities as of the respective dates thereof and the consolidated results of operations and cash flows of the Buyer Entities for the periods indicated. No Buyer Subsidiary is required to file any SEC Documents.

     (b) Each of the Buyer Financial Statements (including, in each case, any related notes) contained in the Buyer SEC Reports, including any Buyer SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Buyer and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that (i) the unaudited

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

interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect and (ii) any pro forma financial statements contained in the Buyer SEC Reports are not necessarily indicative of the consolidated financial position of the Buyer Entities as of the respective dates thereof and the consolidated results of operations and cash flows of the Buyer Entities for the periods indicated.

     6.6 Absence of Undisclosed Liabilities. No Buyer Entity has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Buyer as of December 31, 1996 and June 30, 1997, included in the Buyer Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. Except as reflected in the Buyer SEC Reports, no Buyer Entity has incurred or paid any Liability since June 30, 1997, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement.

     6.7 Absence of Certain Changes or Events. Since December 31, 1996, except as disclosed in the Buyer Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 6.7 of the Buyer Disclosure Memorandum, (a) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, (b) the Buyer Entities have conducted their respective businesses only in the ordinary course consistent with past practice and (c) none of the Buyer Entities has taken any action which, if taken after the date hereof, would constitute a breach of any provision of Section 7.3.

     6.8 Tax Matters. (a) All Tax Returns required to be filed by or on behalf of any of the Buyer Entities have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Buyer Material Adverse Effect, and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. As of the date of this Agreement, there is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Buyer Material Adverse Effect, except as reserved against in the Buyer Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 6.8 of the Buyer Disclosure Memorandum. Buyer's federal income Tax Returns have not been audited for over ten years. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

     (b) None of the Buyer Entities has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

     (c) The provision for any Taxes due or to become due for any of the Buyer Entities for the period or periods through and including the date of the respective Buyer Financial Statements that has been made and is reflected on such Buyer Financial Statements is sufficient to cover all such Taxes.

     (d) Deferred Taxes of the Buyer Entities have been provided for in accordance with GAAP.

     (e) None of the Buyer Entities is a party to any Tax allocation or sharing agreement and none of the Buyer Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Buyer) or has any Liability for Taxes of any Person (other than Buyer and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by Contract or otherwise.

     6.9 Assets. (a) Except as disclosed in Section 6.9 of the Buyer Disclosure Memorandum or as disclosed or reserved against in the Buyer Financial Statements delivered prior to the date of this Agreement, the Buyer Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a Buyer Material Adverse Effect.

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     (b) All items of inventory of the Buyer Entities reflected on the most recent balance sheet included in the Buyer Financial Statements delivered prior to the date of this Agreement and prior to the Effective Time consisted and will consist, as applicable, of items of a quality and quantity usable and saleable in the ordinary course of business and conform to generally accepted standards in the industry in which the Buyer Entities are a part.

     (c) The accounts receivable of the Buyer Entities as set forth on the most recent balance sheet included in the Buyer Financial Statements delivered prior to the date of this Agreement or arising since the date thereof are valid and genuine; have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice; are not subject to valid defenses, set-offs or counterclaims; and are collectible at the full recorded amount thereof less, in the case of accounts receivable appearing on the most recent balance sheet included in the Buyer Financial Statements delivered prior to the date of this Agreement, the recorded allowance for collection losses on such balance sheet. The allowance for collection losses on such balance sheet has been determined in accordance with GAAP.

     (d) The Buyer Entities currently maintain insurance similar in amounts, scope and coverage as Buyer believes adequate to conduct its business. Except as disclosed in Section 6.9 of the Buyer Disclosure Memorandum, there are presently no claims for amounts exceeding in any individual case $250,000 pending under such policies of insurance and no notices of claims in excess of such amounts have been given by any Buyer Entity under such policies.

     (e) The Assets of the Buyer Entities include all assets required to operate the business of the Buyer Entities as presently conducted.

     6.10 Intellectual Property. Each Buyer Entity owns or has a valid and binding license to use all of the Intellectual Property used by such Buyer Entity in the course of its business. Each Buyer Entity is the owner of or has a valid and binding license to any Intellectual Property sold or licensed to a third party by such Buyer Entity in connection with such Buyer Entity's business operations, and such Buyer Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Buyer Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Buyer threatened, which challenge the rights of any Buyer Entity with respect to Intellectual Property used, sold or licensed by such Buyer Entity in the course of its business, nor to the Knowledge of Buyer has any person claimed or alleged any rights to such Intellectual Property, except for any failure to own or license, Default or proceeding which is not reasonably likely to have a Buyer Material Adverse Effect. All Intellectual Property owned by a Buyer Entity is owned free and clear of any Liens, and none of such Intellectual Property is subject to any outstanding Order or Contract restricting the scope of the use thereof, and there are no claims or demands of any other Person pertaining to the Intellectual Property owned or used by any Buyer Entity or any license with respect thereto, and no actions or proceedings, judicial or administrative or otherwise, have been instituted, are pending or to the Knowledge of Buyer are threatened which challenge or affect the rights of any Buyer Entity in respect thereof, except for any Liens, Orders, Contracts, claims, demands, actions or proceedings which are not reasonably likely to have a Buyer Material Adverse Effect. To the Knowledge of Buyer the conduct of the business of the Buyer Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section 6.10 of the Buyer Disclosure Memorandum, no Buyer Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.

     6.11 Environmental Matters. (a) Each Buyer Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect or except as disclosed in Section 6.11 of the Buyer Disclosure Memorandum.

     (b) Except as disclosed in Section 6.11 of the Buyer Disclosure Memorandum, there is no Litigation pending or, to the Knowledge of Buyer, threatened before any court, governmental agency, or authority or other forum in which any Buyer Entity or any of its Operating Properties or Participation Facilities (or Buyer in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (nor, to the Knowledge of Buyer, are there any facts or

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circumstances reasonably likely to give rise to any such litigation), (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any Buyer Entity or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

     (c) Except as disclosed in Section 6.11 of the Buyer Disclosure Memorandum, during the period of (i) any Buyer Entity's ownership or operation of any of their respective current properties, (ii) any Buyer Entity's participation in the management of any Participation Facility, or (iii) any Buyer Entity's holding of a security interest in an Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

     (d) Each of the Buyer Entities has obtained all licenses, permits, authorizations, approvals and consents from Regulatory Authorities which are required under any applicable Environmental Law in respect of its business or operations ("Environmental Permits") and each of such Environmental Permits is in full force and effect, except for such failures to have Environmental Permits which, individually or in the aggregate, could not reasonably be expected to have a Buyer Material Adverse Effect and each of the Buyer Entities is in compliance with the terms and conditions of all such Environmental Permits, except for such failure to be in compliance which, individually or in the aggregate, is not reasonably likely to have a Buyer Material Adverse Effect.

     6.12 Compliance With Laws. Each Buyer Entity has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Except as disclosed in Section 6.12 of the Buyer Disclosure Memorandum, none of the Buyer Entities:

          (a) is in Default under its Certificate of Incorporation or Bylaws (or other governing instruments); or

          (b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

     6.13 Labor Relations. No Buyer Entity is the subject of any Litigation asserting that it or any other Buyer Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other Buyer Entity to bargain with any labor organization as to wages or conditions of employment, nor is any Buyer Entity party to any collective bargaining agreement, nor is there any strike involving any Buyer Entity, pending or threatened, or to the Knowledge of Buyer, is there any activity involving any Buyer Entity's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     6.14 Employee Benefit Plans. (a) Buyer has delivered or made available to Target prior to the execution of this Agreement copies in each case of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, and any related trust agreements, service provider agreements, insurance contracts or agreements with investment managers, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Buyer Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Buyer Benefit Plans"). Any of the Buyer Benefit

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Plans which is an "employee pension benefit plan," as that term is defined in
Section 3(2) of ERISA, is referred to herein as a "Buyer ERISA Plan." Each Buyer ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "Buyer Pension Plan." No Buyer Pension Plan is or has been a multiemployer plan within the meaning of
Section 3(37) of ERISA. Buyer has also delivered or made available to Target prior to the execution of this Agreement, with respect to each Buyer Benefit Plan maintained by any Buyer Entity, copies of (i) the current summary plan description (and/or any similar description), (ii) the most recent Form 5500 series filing and schedules thereto, if such plan is subject to ERISA reporting requirement, (iii) the most recent determination of the Internal Revenue Service with respect to the qualified status of such plan, if Section 401(a) of the Internal Revenue Code applies to such plan, (iv) the most recent accounting with respect to such plan if funded through a trust, and (v) the most recent actuarial report of the qualified actuary of such plan if actuarial valuations are conducted in respect of such plan.

     (b) All Buyer Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Each Buyer ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Buyer is not aware of any circumstances likely to result in revocation of any such favorable determination letter. To the Knowledge of Buyer, no Buyer Entity has engaged in a transaction with respect to any Buyer Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Buyer Entity to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

     (c) Except as disclosed in Section 6.14 of the Buyer Disclosure Memorandum, no Buyer Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, based on actuarial assumptions set forth for such plan's most recent actuarial valuation. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of a Buyer Pension Plan, (ii) no change in the actuarial assumptions with respect to any Buyer Pension Plan, and (iii) no increase in benefits under any Buyer Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect or materially adversely affect the funding status of any such plan. Neither any Buyer Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Buyer Entity, or the single-employer plan of any ERISA Affiliate has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Buyer Material Adverse Effect. Except as disclosed in Section 6.14 of the Buyer Disclosure Memorandum, other than routine claims for benefits, there are no pending or, to the Knowledge of Buyer, threatened claims by or on behalf of any Buyer Benefit Plan, by any person covered thereby, or otherwise, which allege violations of Law which could reasonably be expected to result in a Buyer Material Adverse Effect, nor are there any ongoing Internal Revenue Service, U.S. Department of Labor or other agency audits or investigations of any Buyer Benefit Plans.

     (d) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Buyer Entity with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Buyer Material Adverse Effect. No Buyer Entity has incurred any withdrawal Liability with respect to a multi-employer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Buyer Material Adverse Effect. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Buyer Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

     6.15 Material Contracts. Except as disclosed in Section 6.15 of the Buyer Disclosure Memorandum or as set forth in the Buyer SEC Reports, none of the Buyer Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any

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employment, severance, termination, consulting or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000,
(ii) any Contract relating to the borrowing of money by any Buyer Entity or the guarantee by any Buyer Entity of any such obligation (other than Contracts evidencing trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), or (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Buyer with the SEC as of the date of this Agreement that has not been filed as an exhibit to Buyer's Form 10-K filed for the fiscal year ended December 31, 1996, or in an SEC Document and identified to Target (together with all Contracts referred to in Sections 6.9 and 6.14(a), the "Buyer Contracts"). With respect to each Buyer Contract and except as disclosed in Section 6.15 of the Buyer Disclosure Memorandum: (i) the Contract is in full force and effect;
(ii) no Buyer Entity is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect; (iii) no Buyer Entity has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Buyer, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, or has repudiated or waived any material provision thereunder. Except as reflected in the Buyer SEC Reports, all of the indebtedness of any Buyer Entity for money borrowed in excess of $100,000 is prepayable at any time by such Buyer Entity without penalty or premium.

     6.16 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Buyer, threatened against any Buyer Entity, or against any director, employee or employee benefit plan of any Buyer Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Buyer Entity, that are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

     6.17 Reports. Since January 1, 1994, or the date of organization if later, each Buyer Entity has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except for failures to file which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied with all applicable Laws, except where the failure to comply is not reasonably likely to have a Buyer Material Adverse Effect. As of its respective date, each such report and document did not contain any untrue statement of a fact or omit to state a fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except for such untrue statements or omissions which are not reasonably likely to have a Buyer Material Adverse Effect.

     6.18 Statements True and Correct. No statement or certificate furnished or to be furnished by any Buyer Entity to Target pursuant to this Agreement or any other document referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Buyer Entity for inclusion in the Registration Statement to be filed by Buyer with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Joint Proxy Statement to be mailed to each Party's stockholders in connection with the Stockholders' Meetings, and any other documents to be filed by any Buyer Entity with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the stockholders of Target and Buyer, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meetings. All documents that any Buyer Entity is responsible

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for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     6.19 Authority of Sub. Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware as a wholly owned Subsidiary of Buyer. The authorized capital stock of Sub shall consist of 100 shares of Sub Common Stock, all of which is validly issued and outstanding, fully paid and nonassessable and is owned by Buyer free and clear of any Lien. Sub has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Sub. This Agreement represents a legal, valid, and binding obligation of Sub, enforceable against Sub in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). Buyer, as the sole stockholder of Sub, has voted prior to the Effective Time the shares of Sub Common Stock in favor of adoption of this Agreement, as and to the extent required by applicable Law.

     6.20 Tax and Regulatory Matters. No Buyer Entity or, to Buyer's Knowledge, any Affiliate thereof has taken or agreed or failed to take any action and Target does not have any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

     6.21 Rights Agreement. Execution of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement will not result in the grant of any rights to any Person under the Buyer Rights Agreement (other than as contemplated by Section 3.1) or enable or require the Buyer Rights to be exercised, distributed or triggered. No "Shares Acquisition Date" or "Distribution Date" (as such terms are defined in the Buyer Rights Agreement) has occurred. No event or sequence of events has occurred that has resulted in or may result in any Person becoming an Acquiring Person, as such term is defined in the Buyer Rights Agreement.

     6.22 Affiliate Transactions. Except as disclosed in Section 6.22 of the Buyer Disclosure Memorandum, (i) there is no indebtedness outstanding between any Buyer Entity, on the one hand, and any Affiliate of any Buyer Entity, on the other hand, (ii) no Affiliate of any Buyer Entity provides or causes to be provided any assets, services or facilities to any Buyer Entity, (iii) no Buyer Entity provides or causes to be provided any assets, services or facilities to any Affiliate of any Buyer Entity and (iv) no Buyer Entity beneficially owns, directly or indirectly, any Investment Assets (as defined below) issued by any Affiliate of any Buyer Entity. Except as disclosed in Section 6.22 of the Buyer Disclosure Memorandum, each of the transactions disclosed thereon was incurred or engaged in, as the case may be, on an arm's-length basis and, since December 31, 1996, all settlements of liabilities between any Buyer Entity, on the one hand, and any Affiliate of any Buyer Entity, on the other hand, have been made in the ordinary course of business consistent with past practice.

     6.23 Vote Required. The affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Buyer Capital Stock entitled to vote and voting as a single class is the only vote of the holders of any class or series of the capital stock of Buyer required to approve the issuance of shares of Buyer Common Stock pursuant to the Merger (including the shares to be issued in connection with the performance of the obligations set forth in Section 3.5), as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NYSE.

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

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of Target. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained (which consent shall not be unreasonably withheld), and except as otherwise expressly contemplated herein, Target shall and shall cause each of its Subsidiaries to (a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organization and Assets and maintain its rights and franchises, and
(c) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

     7.2 Negative Covenants of Target. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained (which consent shall not be unreasonably withheld), and except as otherwise expressly contemplated herein, or as disclosed in Section 7.2 of the Target Disclosure Memorandum, Target covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

          (a) amend the Certificate of Incorporation, Bylaws or other governing instruments of any Target Entity, or

          (b) incur any additional debt obligation or other obligation for borrowed money (other than (i) indebtedness of a Target Entity to another Target Entity and (ii) indebtedness under any of the Target Entities' existing credit facilities up to $5.0 million more than the indebtedness currently outstanding under such facilities as of the date hereof) (for the Target Entities on a consolidated basis) or impose, or suffer the imposition, on any Asset of any Target Entity of any Lien or permit any such Lien to exist (other than in connection with Liens in effect as of the date hereof that are disclosed in the Target Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Target Entity, or declare or pay any dividend or make any other distribution in respect of Target's capital stock; or

          (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as disclosed in Section 7.2 of the Target Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Target Common Stock or any other capital stock of any Target Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right; or

          (e) adjust, split, combine or reclassify any capital stock of any Target Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Target Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any Target Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Target Entity) or any Asset having a book value in excess of $100,000 other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Target Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities

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

     otherwise permitted by this Agreement, or (iii) investments in connection with cash management activities consistent with past practices; or

          (g) grant any increase in compensation or benefits to the employees or officers of any Target Entity, except as required by Law; or enter into or amend any severance agreements with officers of any Target Entity; grant any material increase in fees or other increases in compensation or other benefits to directors of any Target Entity; or

          (h) enter into or amend any employment Contract between any Target Entity and any Person having a salary thereunder in excess of $100,000 per year (unless such amendment is required by Law) that the Target Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any Target Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any Target Entity other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

          (j) make any material change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) enter into any Contract or amend or modify any existing Contract, or engage in any new transaction outside the ordinary course of business consistent with past practice or not on an arm's-length basis, with any Affiliate of any Target Entity; or

          (l) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets not in the ordinary course of business consistent with past practice (excluding any capital expenditures required to be made by Irving Tanning Company arising in connection with the upgrade of the water/waste treatment facility operated by the Town of Hartland, Maine); or

          (m) make any change in the lines of business in which it participates or is engaged; or

          (n) except in the ordinary course of business, enter into, modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims.

     7.3 Covenants of Buyer. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Target shall have been obtained (which consent shall not be unreasonably withheld), and except as otherwise expressly contemplated herein, Buyer shall and shall cause each of its Subsidiaries to (x) operate its business only in the usual, regular, and ordinary course, (y) preserve intact its business organization and Assets and maintain its rights and franchises, and (z) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Buyer Entity from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of Buyer, desirable in the conduct of the business of Buyer and its Subsidiaries. Buyer further covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of Target, which consent shall not be unreasonably withheld:

          (a) amend the Certificate of Incorporation or Bylaws of Buyer or the Buyer Rights Agreement, in each case, in any manner adverse to the holders of Target Common Stock, or

          (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Buyer Entity to another Buyer Entity) except (i) in the ordinary course of the business consistent with past practices, (ii) in order to finance the purchase price, including related expenses, of acquisitions (including the Merger) and joint ventures, (iii) pursuant to the Buyer's credit facilities as in

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

     effect on the date hereof, (iv) in order to finance the construction of an additional facility in Canada, or (v) in order to finance additional Buyer Express facilities; or impose, or suffer the imposition, on any Asset of any Buyer Entity of any Lien or permit any such Lien to exist (other than in connection with Liens in effect as of the date hereof that are disclosed in the Buyer Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Buyer (other than in connection with the conversion of currently outstanding shares of Buyer Preferred Stock) , or declare or pay any dividend or make any other distribution in respect of Buyer's capital stock (other than regularly scheduled dividends payable on the outstanding shares of Buyer Preferred Stock); or

          (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof or granted after the date hereof in the ordinary course consistent with past practice, or as disclosed in Section
     7.3 of the Buyer Disclosure Memorandum or in connection with acquisitions or upon the conversion of currently outstanding shares of Buyer Preferred Stock or warrants to purchase Buyer Common Stock, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Buyer Common Stock or any other capital stock of any Buyer Entity, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

          (e) adjust, split, combine or reclassify any shares of Buyer Capital Stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Buyer Capital Stock (other than in connection with the conversion of currently outstanding shares of Buyer Preferred Stock or the exercise of currently outstanding warrants to purchase Buyer Common Stock) or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any Buyer Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Buyer Entity) or any Asset having a book value in excess of $1,000,000 other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) make any material change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in applicable Tax Laws or regulatory accounting requirements or GAAP; or

          (g) make any single acquisition of capital stock or assets of any entity or enter into any joint venture in which the total consideration paid or contributed by Buyer or any Buyer Entity exceeds $25 million or any combination of acquisitions of capital stock or assets of one or more entities or joint ventures in which the aggregate consideration paid or contributed exceeds $50 million.

     7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material); provided, that any pro forma financial statements contained in such reports filed with the SEC are not

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

necessarily indicative of the consolidated financial position of the Target Entities or the Buyer Entities, as the case may be, as of the respective dates thereof and the consolidated results of operations and cash flows of the Target Entities or the Buyer Entities, as the case may be, for the periods indicated. As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in all material respects in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 Registration Statement; Proxy Statement; Stockholder Approval. As soon as reasonably practicable after execution of this Agreement, Buyer shall prepare and file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action reasonably required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Buyer Common Stock upon consummation of the Merger. Target shall cooperate in the preparation and filing of the Registration Statement and shall furnish all information concerning it and the holders of its capital stock as Buyer may reasonably request in connection with such action. Target shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC (and, to the extent practicable, on the same day as Buyer's Stockholders' Meeting), for the purpose of voting upon adoption of this Agreement and such other related matters (with the consent of Buyer which shall not be unreasonably withheld) as it deems appropriate. Buyer shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon the issuance of shares of Buyer Common Stock pursuant to the Merger, and such other related matters as it deems appropriate (including, without limitation, the adoption of an amendment to increase the number of shares that may be issued under the Buyer's Incentive Program by 1,500,000). In connection with the Stockholders' Meetings, (i) Target and Buyer shall prepare and file with the SEC a Joint Proxy Statement and mail such Joint Proxy Statement to their respective stockholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Joint Proxy Statement, (iii) the Board of Directors of Target and Buyer shall recommend to their respective stockholders the approval of the matters submitted for approval (subject to the Board of Directors of Target, after having consulted with and based on the written opinion of outside counsel (a copy of which shall be furnished to Buyer), reasonably determining in good faith that the making of such recommendation, or the failure to withdraw or modify its recommendation, would be reasonably likely to constitute a breach of fiduciary duties of the members of such Board of Directors to Target's stockholder under applicable law), and
(iv) the Board of Directors and officers of Target and Buyer shall use their reasonable efforts to obtain such stockholders' approval (subject to the Board of Directors of Target, after having consulted with and based on the written opinion of outside counsel (a copy of which shall be furnished to Buyer), reasonably determining in good faith that the taking of such actions would be reasonably likely to constitute a breach of fiduciary duties of the members of such Board of Directors to Target's stockholder under applicable law). Buyer and Target shall make all necessary filings with respect to the Merger under the Securities Laws.

     8.2 Exchange Listing. Buyer shall use its reasonable efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of Buyer Common Stock to be issued to the holders of Target Common Stock pursuant to the Merger, and Buyer shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

     8.3 Applications; Antitrust Notification. Buyer shall promptly prepare and file, and Target shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. To the extent required by the

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HSR Act, each of the Parties will promptly file with the United States Federal
Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated hereby and any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act and will comply in all material respects with the requirements of the HSR Act. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

     8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Target shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Without limiting the generality of the foregoing, each Party agrees to use all reasonable efforts to cause the Effective Time to occur not later than the first business day following the last to occur of (i) the Effective Date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Target and Buyer approve this Agreement to the extent such approval is required by applicable Law or the rules of the NYSE. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6 Investigation and Confidentiality. (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) The Parties' respective obligations under the Confidentiality Agreements, which are hereby reaffirmed and adopted, and incorporated by reference herein, shall apply to all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions pursuant to this Agreement.

     (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Target Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

     8.7 Press Releases. Prior to the Effective Time, Target and Buyer shall consult and cooperate with each other as to the timing, form and substance of any press release or other public disclosure related to this Agreement or any other transaction contemplated hereby, and will not issue any such press release or make any such public disclosure without the prior consent of the other, which consent shall not be unreasonably withheld; provided, that nothing in this
Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its outside counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 No Solicitations, Etc. (a) Except with respect to this Agreement and the transactions contemplated hereby, no Target Entity nor any Affiliate thereof nor any Representatives thereof retained by any

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Target Entity shall directly or indirectly solicit, initiate or encourage the making of any Acquisition Proposal by any Person. No Target Entity or any Affiliate or Representative thereof shall furnish any non-public information to any Person or engage in any discussions or negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Target Company may communicate information about an unsolicited Acquisition Proposal to its stockholders if and to the extent that it is required to do so, based on the advice of outside counsel, in order to comply with its legal obligations. Target Company shall promptly (i) cease and cause to be terminated any existing activities, discussions or negotiations with any Persons (other than Buyer) with respect to any Acquisition Proposal and (ii) notify Buyer in the event that it receives any Acquisition Proposal.

     (b) During the period from the date of this Agreement through the Effective Time (or earlier termination hereof), none of the Target Entities shall terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party. During such period, the Target Entities shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of any such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

     8.9 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action or fail to take any action which would cause the Merger not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 State Takeover Laws. Each Target Entity shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the applicability of, any applicable Takeover Law, including Section 203 of the DGCL.

     8.11 Agreement of Affiliates. Target has disclosed in Section 8.11 of the Target Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of Target for purposes of Rule 145 under the 1933 Act. Target shall use its reasonable efforts to cause each such Person to deliver to Buyer not later than 30 days after the date of this Agreement, a written agreement, substantially in the form of Exhibit 3. Buyer shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Buyer Common Stock by such affiliates.

     8.12 Employee Benefits and Contracts. Following the Effective Time, Buyer shall provide generally to officers and employees of the Target Entities employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of Buyer Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Buyer Entities to their similarly situated officers and employees; provided, that, for a period of 12 months after the Effective Time, Buyer shall provide generally to officers and employees of Target Entities severance benefits in accordance with the policies of either (i) Target as disclosed in Section 8.12 of the Target Disclosure Memorandum, or (ii) Buyer, whichever of (i) or (ii) will provide the greater benefit to the officer or employee. For purposes of participation, vesting and (except in the case of Buyer retirement plans) benefit accrual under Buyer's employee benefit plans, the service of the employees of the Target Entities prior to the Effective Time shall be treated as service with a Buyer Entity participating in such employee benefit plans. Buyer also shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in Section 8.13 of the Target Disclosure Memorandum to Buyer between any Target Entity and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Target Benefit Plans.

     8.13 Indemnification. (a) Buyer shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former directors and officers of the Target Entities (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors or officers of Target or, at Target's request, of another corporation, partnership, joint venture, trust or other enterprise affiliated with Target occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Delaware Law and by

Target's Certificate of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, the Surviving Corporation shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Buyer and the Indemnified Party.

     (b) Buyer, shall, or shall cause the Surviving Corporation to, maintain in effect for the Indemnified Parties for not less than seven years after the Effective Time policies of directors' and officers' liability insurance with respect to matters occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) providing substantially the same coverage and containing terms and conditions which are no less advantageous, in any material respect, to these currently maintained by Target for the benefit of the Company's present or former directors, employees or agents covered by such insurance policies prior to the Effective Time; provided, however, that Buyer may, in lieu of maintaining such existing insurance as provided above, cause comparable coverage to be provided with any policy maintained for the benefit of Buyer or any of the Buyer Subsidiaries, so long as the material terms are no less advantageous than such existing insurance.

     (c) Any Indemnified Party wishing to claim indemnification under paragraph
(a) of this Section 8.13, upon learning of any such Liability or Litigation, shall promptly notify Buyer thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Buyer or the Surviving Corporation shall have the right to assume the defense thereof and neither Buyer nor the Surviving Corporation shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Buyer and the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, unless such Indemnified Parties shall have been advised in writing by counsel that there exist conflicts of interest among such Indemnified Parties that preclude one firm of counsel from representing the interests of all such Indemnified Parties, (ii) Buyer, the Surviving Corporation and the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) neither Buyer nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld; and provided further that neither Buyer nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

     (d) If Buyer or the Surviving Corporation or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation shall assume the obligations set forth in this Section 8.13.

     (e) The provisions of this Section 8.13 shall survive the Effective Time are intended expressly to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and representatives. Buyer hereby guarantees the performance by the Surviving Corporation of the indemnification obligations of the Surviving Corporation pursuant to this
Section 8.13.

     8.14 Related Party Contracts and Transactions. Except as contemplated by this Agreement and the transactions contemplated hereby and except as set forth in Section 8.14 of the Target Disclosure Memorandum, any and all Contracts and transactions between any of the Target Entities, on the one hand, and an Affiliate of any of the Target Entities (other than another Target Entity), on the other hand, shall be canceled by the Closing Date (at no expense to the Target Entities) such that the Target Entities will have no rights to any Assets of any such Affiliate or obligations whatsoever with respect to such Contracts and transactions, and no such Affiliate will have any rights to any Assets of any of the Target Entities or obligations whatsoever with respect to such Contracts or transactions.

                                   ARTICLE 9
               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

          (a) Stockholder Approval. The stockholders of Target shall have adopted this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NYSE. The stockholders of Buyer shall have approved the issuance of shares of Buyer Common Stock pursuant to the Merger (including the shares to be issued in connection with the performance of the obligations set forth in
     Section 3.5), as and to the extent required by Law, by the provisions of any governing instrument, or by the rules of the NYSE.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger (other than Consents and filing, registration and notice requirements which if not obtained, made or complied with are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or a Buyer Material Adverse Effect, as applicable ("Excluded Consents")) shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired (other than waiting periods the failure to comply with is not reasonably likely to have a Target Material Adverse Effect or a Buyer Material Adverse Effect, as applicable).

          (c) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

          (d) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Buyer Common Stock issuable pursuant to the Merger shall have been received.

          (e) Exchange Listing. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (f) Tax Matters. Each Party shall have received a written opinion of counsel from Buyer's Counsel, in form reasonably satisfactory to such Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of Target Common Stock for Buyer Common Stock will not give rise to gain or loss to the stockholders of Target with respect to such exchange (except to the extent of any cash received in lieu of fractional shares), and (iii) none of Target, Sub or Buyer will recognize gain or loss as a result of the Merger (except for amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Target and Buyer reasonably satisfactory in form and substance to such counsel.

     9.2 Conditions to Obligations of Buyer. The obligations of Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 11.6(a):

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Target set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 5.3 and 11.3 shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties set forth in Sections 5.19, 5.20, 5.21 and
     5.23 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Target set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.19, 5.20, 5.21 and 5.23) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Target Material Adverse Effect.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Target to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. Target shall have delivered to Buyer (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Target and in Section 9.2(a) and 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Target's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby.

     9.3 Conditions to Obligations of Target. The obligations of Target to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Target pursuant to Section 11.6(b):

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 6.3 and 11.3 shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Buyer set forth in Sections 6.20, 6.21,
     6.22 and 6.23 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Buyer set forth in this Agreement (including the representations and warranties set forth in Section 6.20) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Buyer Material Adverse Effect.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. Buyer shall have delivered to Target (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Buyer and in Section 9.3(a) and 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Buyer's Board of Directors and stockholders and Sub's Board of Directors and sole stockholder evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby.

          (d) Exchange Agent Certification. The Exchange Agent shall have delivered to Target a certificate, dated as of the Effective Time, to the effect that the Exchange Agent has received from Buyer appropriate instructions and authorization for the Exchange Agent to issue a sufficient number of shares of Buyer Common Stock in exchange for outstanding shares of Target Common Stock.

                                   ARTICLE 10

                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of Target and Buyer or both, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of Buyer and Target; or

          (b) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Target Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, on the breaching Party; or

          (c) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of Target or Buyer fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Stockholders' Meetings where such matters were presented to such stockholders for approval and voted upon; or

          (e) By either Party in the event that the Merger shall not have been consummated by March 31, 1998, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

          (f) By Target, in the event (i) of the acquisition, by any person or group of persons, of beneficial ownership of 50% or more of the outstanding shares of Buyer Common Stock (the terms "person," "group" and "beneficial ownership" having the meanings ascribed thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder), or (ii) the Board of Directors of Buyer accepts or publicly recommends acceptance of an offer from a third party (including, without limitation, BIL (Far East Holdings) Limited or BIL Securities (Offshore) Ltd. or their respective Affiliates) to acquire 50% or more of the outstanding shares of Buyer Common Stock or of Buyer's consolidated assets; or

          (g) By Target, in the event Buyer terminates, amends, modifies or novates in any way the standstill provisions contained in that certain Amended and Restated Stockholder Agreement by and among BIL (Far East Holdings) Limited, Buyer and Irwin Selinger, as amended on May 1, 1997.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section
10.2 and Article 11 and Section 8.6(b) shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), 10.1(d), 10.1(e), 10.1(f) or 10.1(g) shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 1, 2, 3, 4 and 11 and Sections 8.12 and 8.13.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 Definitions. (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "1933 Act" shall mean the Securities Act of 1933, as amended.

          "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the acquisition of such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

          "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

          "Assets" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "Buyer Capital Stock" shall mean, collectively, the Buyer Common Stock, the Buyer Preferred Stock and any other class or series of capital stock of Buyer.

          "Buyer Common Stock" shall mean the $0.025 par value common stock of Buyer.

          "Buyer Disclosure Memorandum" shall mean the written information entitled "Graham-Field Health Products, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to Target describing in reasonable detail the matters contained therein.

          "Buyer Entities" shall mean, collectively, Buyer and all Buyer Subsidiaries.

          "Buyer Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Buyer as of June 30, 1997, and as of December 31, 1996 and 1995, and the related statements of operations, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1997, and for each of the three fiscal years ended December 31, 1996, 1995 and 1994, as filed by Buyer in SEC Documents, and (ii) the consolidated balance sheets of Buyer (including related notes and schedules, if any) and related statements of operations, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to June 30, 1997.

          "Buyer Material Adverse Effect" shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of Buyer and its Subsidiaries, taken as a whole, or (ii) the ability of Buyer to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles, (c) actions and omissions of Buyer (or any of its Subsidiaries) taken with the prior informed written Consent of Target in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of Buyer, including expenses incurred by Buyer in consummating the transactions contemplated by this Agreement.

          "Buyer Preferred Stock" shall mean the preferred stock, $0.01 par value per share, of Buyer and shall include the Series A Junior Participating Preferred Stock, the Series B Cumulative Convertible Preferred Stock and the Series C Cumulative Convertible Preferred Stock.

          "Buyer Rights Agreement" shall mean that certain Rights Agreement, dated as of September 3, 1996, between Buyer and American Stock Transfer & Trust Company, as Rights Agent.

          "Buyer Rights" shall mean the preferred stock purchase rights issued pursuant to the Buyer Rights Agreement.

          "Buyer Stock Plan" shall mean the existing stock option plan of Buyer designated as follows: the Incentive Program, as amended through the date hereof.

          "Buyer Subsidiaries" shall mean the Subsidiaries of Buyer, which shall include the Buyer Subsidiaries described in Section 6.4 and any corporation or other organization acquired as a Subsidiary of Buyer in the future and held as a Subsidiary by Buyer at the Effective Time.

          "Certificate of Merger" shall mean the Certificate of Merger to be executed by Target and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 1.1.

          "Closing Date"  shall mean the date on which the Closing occurs.

          "Confidentiality Agreements" shall mean that certain Confidentiality Agreement, dated June 20, 1997, between Target and Buyer and that certain Confidentiality Agreement, dated August 19, 1997, between Target and Buyer.

          "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

          "Default" shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit,
     (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

          "DGCL"  shall mean the Delaware General Corporation Law.

          "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "Equity Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "Exhibits" 1 through 3, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

          "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Intellectual Property" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

          "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "Joint Proxy Statement" shall mean the proxy statement used by Target and Buyer to solicit the approval of their respective stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Buyer relating to the issuance of the Buyer Common Stock to holders of Target Common Stock.

          "Knowledge" as used with respect to any Target Entity (including references to any such Target Entity being aware of a particular matter) shall mean the actual knowledge of J.B. Fuqua, J. Rex Fuqua, Lawrence P. Klamon, John J. Huntz, Jr. or Brady W. Mullinax, Jr. and as used with respect to any Buyer Entity (including references to such Buyer Entity being aware of a particular matter) shall mean the actual knowledge of Irwin Selinger, Gary M. Jacobs or Richard S. Kolodny.

          "Law" shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

          "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

          "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

          "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "NYSE" shall mean the New York Stock Exchange, Inc.

          "Operating Property" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "Party" shall mean either Target or Buyer, and "Parties" shall mean both Target and Buyer.

          "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "Person" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Buyer under the 1933 Act with respect to the shares of Buyer Common Stock to be issued to the stockholders of Target in connection with the transactions contemplated by this Agreement.

          "Regulatory Authorities" shall mean, collectively, the SEC, the NYSE, the Federal Trade Commission, the United States Department of Justice, and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

          "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative engaged by a Person.

          "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents (and all amendments and supplements thereto) filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "Stockholders' Meetings" shall mean the respective meetings of the stockholders of Target and Buyer to be held pursuant to Section 8.1, including any adjournment or adjournments thereof.

          "Sub Common Stock" shall mean the $0.01 par value common stock of Sub.

          "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

          "Surviving Corporation" shall mean Target as the surviving corporation resulting from the Merger.

          "Target Common Stock" shall mean the $2.50 par value common stock of Target.

          "Target Disclosure Memorandum" shall mean the written information entitled "Fuqua Enterprises, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to Buyer describing in reasonable detail the matters contained therein.

          "Target Entities" shall mean, collectively, Target and all Target Subsidiaries.

          "Target Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Target as of June 30, 1997, and as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1997, and for each of the three fiscal years ended December 31, 1996, 1995 and 1994, as filed by Target in SEC Documents, and (ii) the consolidated balance sheets of Target (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to June 30, 1997.

          "Target Material Adverse Effect" shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of Target and its Subsidiaries, taken as a whole, or (ii) the ability of Target to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles, (c) actions and omissions of Target (or any of its Subsidiaries) taken with the prior informed written Consent of Buyer in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of Target, including expenses incurred by Target in consummating the transactions contemplated by this Agreement and any demonstrable losses of revenues of Target that are directly attributable to the acquisition of Medical Supplies of America, Inc. by Buyer.

          "Target Stock Plans" shall mean the existing stock option and other stock-based compensation plans of Target designated as follows: 1989 Stock Option Plan, 1992 Stock Option Plan, the 1995 Long-Term Incentive Plan and the 1995 Stock Option Plan for Outside Directors.

          "Target Subsidiaries" shall mean the Subsidiaries of Target, which shall include the Target Subsidiaries described in Section 5.4 and any corporation or other organization acquired as a Subsidiary of Target in the future and held as a Subsidiary by Target at the Effective Time.

          "Tax Return" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

          "Tax" or "Taxes" shall mean any federal, state, county, local, or foreign taxes, fees or other assessments, including, income, excise, sales, use, transfer, payroll, franchise, real property or personal property, including any interest and penalties thereon or with respect thereto.

     (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

    Average Closing Price...............................................  Section 3.1(c)
    Base Exchange Ratio.................................................  Section 3.1(c)
    Business Combination................................................  Section 11.2
    Buyer Benefit Plans.................................................  Section 6.14
    Buyer Contracts.....................................................  Section 6.15
    Buyer ERISA Plan....................................................  Section 6.14
    Buyer Pension Plan..................................................  Section 6.14
    Buyer SEC Reports...................................................  Section 6.5(a)
    Certificates........................................................  Section 4.1
    Closing.............................................................  Section 1.2
    Common Stock Trust..................................................  Section 3.4
    Effective Time......................................................  Section 1.3
    ERISA Affiliate.....................................................  Section 5.14(c)
    Exchange Agent......................................................  Section 4.1
    Exchange Ratio......................................................  Section 3.1(c)
    Excess Shares.......................................................  Section 3.4
    Excluded Consents...................................................  Section 9.1(b)
    Indemnified Party...................................................  Section 8.14
    Investment Assets...................................................  Section 5.23
    Lower Threshold Price...............................................  Section 3.1(c)
    Merger..............................................................  Section 1.1
    Takeover Laws.......................................................  Section 5.20
    Target Benefit Plans................................................  Section 5.14
    Target Contracts....................................................  Section 5.15
    Target ERISA Plan...................................................  Section 5.14
    Target Options......................................................  Section 3.5
    Target Pension Plan.................................................  Section 5.14
    Target SEC Reports..................................................  Section 5.5(a)
    Tax Opinion.........................................................  Section 9.1(g)
    Upper Threshold Price...............................................  Section 3.1(c)

     (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2 Expenses. Except for filing fees associated with filings under the HSR Act, which shall be split equally between the Parties, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Joint Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Joint Proxy Statement.

     11.3 Brokers and Finders. Except for Donaldson, Lufkin & Jenrette Securities Corporation as to Target and except for Smith Barney Inc. as to Buyer, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Target or by Buyer, each of Target and Buyer, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 8.6(b), for the Confidentiality Agreements). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 8.13.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after stockholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Target Common Stock, there shall be made no amendment that pursuant to Section 251(d) of the DGCL requires further approval by such stockholders without the further approval of such stockholders; and further provided, that after any such approval by the holders of Buyer Common Stock, the provisions of this Agreement relating to the manner or basis in which shares of Target Common Stock will be exchanged for shares of Buyer Common Stock shall not be amended after the Stockholders' Meetings in a manner adverse to the holders of Buyer Common Stock without any requisite approval of the holders of the issued and outstanding shares of Buyer Common Stock entitled to vote thereon.

     11.6 Waivers. (a) Prior to or at the Effective Time, Buyer, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Target, to waive or extend the time for the compliance or fulfillment by Target of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.

     (b) Prior to or at the Effective Time, Target, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer, to waive or extend the time for the compliance or fulfillment by Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Target under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Target.

     (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

          Target:            Fuqua Enterprises, Inc.
                             One Atlantic Center
                             Suite 5000
                             1201 West Peachtree Street
                             Atlanta, Georgia 30309
                             Telephone Number: (404) 815-2000
                             Telecopy Number: (404) 815-4529
                             Attention: J. Rex Fuqua
          Copy to Counsel:   Alston & Bird LLP
                             One Atlantic Center
                             1201 West Peachtree Street
                             Atlanta, Georgia 30309-3424
                             Telephone Number: (404) 881-7000
                             Telecopy Number: (404) 881-7777
                             Attention: Bryan E. Davis
          Buyer:             Graham-Field Health Products, Inc.
                             400 Rabro Drive, East
                             Hauppauge, New York 11788
                             Telephone Number: (516) 582-5800
                             Telecopy Number: (516) 582-5608
                             Attention: Richard S. Kolodny
          Copy to Counsel:   Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                             New York, New York 10005
                             Telephone Number: (212) 530-5000
                             Telecopy Number: (212) 530-5219
                             Attention: Robert S. Reder

     11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions; Articles and Sections. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

     11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

     11.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     11.14 Enforcement of Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

                                          GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                          By:      /s/ IRWIN SELINGER
                                            ------------------------------------
                                                       Irwin Selinger
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                                          GFHP ACQUISITION CORP.

                                          By:      /s/ IRWIN SELINGER
                                            ------------------------------------
                                                       Irwin Selinger
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                                          FUQUA ENTERPRISES, INC.

                                          By:       /s/ J. REX FUQUA
                                            ------------------------------------
                                                        J. Rex Fuqua
                                             Chairman of the Board of Directors
                                                  Chief Executive Officer

                                                                         ANNEX B

                             STOCKHOLDERS AGREEMENT

                         DATED AS OF SEPTEMBER 5, 1997

                                  BY AND AMONG

                      GRAHAM-FIELD HEALTH PRODUCTS, INC.,

                        BIL (FAR EAST HOLDINGS) LIMITED,

                        BIL SECURITIES (OFFSHORE) LTD.,

                                 IRWIN SELINGER

                                      AND

                   THE OTHER INDIVIDUALS AND ENTITIES LISTED
                         ON THE SIGNATURE PAGES HERETO

                               TABLE OF CONTENTS

     This Table of Contents is not part of the Stockholders Agreement to which it is attached but is inserted for convenience only.

                                                                                         PAGE
                                                                                         NO.
                                                                                         ----

                                          ARTICLE I
                                         DEFINITIONS
  1.01  Definitions....................................................................   B-4
                                         ARTICLE II
                                     BOARD OF DIRECTORS
  2.01  Composition of Board of Directors..............................................   B-6
  2.02  Resignations and Designations..................................................   B-7

                                         ARTICLE III
                                     TRANSFER OF SHARES
  3.01  Restriction on Certain Transfers...............................................   B-7
  3.02  Legend.........................................................................   B-8

                                         ARTICLE IV
                                         STANDSTILL
  4.01  Limitation on Acquisition of Equity Securities.................................   B-8
  4.02  Standstill.....................................................................   B-8

                                          ARTICLE V
                 COVENANTS OF THE STOCKHOLDERS IN CONNECTION WITH THE MERGER
  5.01  Ownership of Target Shares; Approval of Merger Agreement.......................   B-9
  5.02  No Solicitation................................................................   B-9
  5.03  Director Actions...............................................................  B-10

                                         ARTICLE VI
                   COVENANTS OF BIL ENTITIES IN CONNECTION WITH THE MERGER
  6.01  Approval of Merger Agreement...................................................  B-10
  6.02  Director Actions...............................................................  B-10

                                         ARTICLE VII
                   COVENANTS OF MR. SELINGER IN CONNECTION WITH THE MERGER
  7.01  Approval of Merger Agreement...................................................  B-10
  7.02  Director Actions...............................................................  B-11

                                        ARTICLE VIII
                     REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
  8.01  Authority......................................................................  B-11
  8.02  No Conflicts...................................................................  B-11
  8.03  Governmental Approvals and Filings.............................................  B-11

                                                                                         PAGE
                                                                                         NO.
                                                                                         ----

                                         ARTICLE IX
                        REPRESENTATIONS AND WARRANTIES OF THE COMPANY
  9.01  Incorporation..................................................................  B-11
  9.02  Authority......................................................................  B-12
  9.03  No Conflicts...................................................................  B-12
  9.04  Governmental Approvals and Filings.............................................  B-12

                                          ARTICLE X
                     REPRESENTATIONS AND WARRANTIES OF THE BIL ENTITIES
 10.01  Incorporation..................................................................  B-12
 10.02  Authority......................................................................  B-12
 10.03  No Conflicts...................................................................  B-13
 10.04  Governmental Approvals and Filings.............................................  B-13

                                         ARTICLE XI
                       REPRESENTATIONS AND WARRANTIES OF MR. SELINGER
 11.01  Authority......................................................................  B-13
 11.02  No Conflicts...................................................................  B-13
 11.03  Governmental Approvals and Filings.............................................  B-13

                                         ARTICLE XII
                                     GENERAL PROVISIONS
 12.01  Survival of Representations, Warranties, Covenants and Agreements..............  B-14
 12.02  Termination....................................................................  B-14
 12.03  Amendment and Waiver...........................................................  B-14
 12.04  Notices........................................................................  B-14
 12.05  Irrevocable Appointment of Agent...............................................  B-15
 12.06  Entire Agreement...............................................................  B-16
 12.07  No Third Party Beneficiary.....................................................  B-16
 12.08  No Assignment; Binding Effect..................................................  B-16
 12.09  Specific Performance; Legal Fees...............................................  B-16
 12.10  Headings.......................................................................  B-16
 12.11  Invalid Provisions.............................................................  B-16
 12.12  Governing Law..................................................................  B-16
 12.13  Consent to Jurisdiction and Service of Process.................................  B-16
 12.14  Counterparts...................................................................  B-17
                                          SCHEDULES
Schedule I   -- Target Shares Owned by the Stockholders
Schedule II  -- Company Shares Owned by the BIL Entities
Schedule III -- Company Shares Owned by Mr. Selinger

     This STOCKHOLDERS AGREEMENT dated as of September 5, 1997 is made and entered into by and among Graham-Field Health Products, Inc., a Delaware corporation (the "Company"), BIL (Far East Holdings) Limited, a Hong Kong corporation ("BIL Far East"), BIL Securities (Offshore) Ltd., a New Zealand corporation ("BIL Securities" and, together with BIL Far East, the "BIL Entities"), Irwin Selinger ("Mr. Selinger") and each of the stockholders of Fuqua Enterprises, Inc., a Delaware corporation ("Target"), listed on the signature pages hereto (the "Stockholders").

     WHEREAS, the Company, GFHP Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Sub"), and Target have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), which provides for the merger of Sub with and into Target and for Target to become a wholly-owned subsidiary of the Company (the "Merger");

     WHEREAS, at the Effective Time (as defined below) and in accordance with the terms of the Merger Agreement, each share of common stock, par value $2.50 per share, of Target (the "Target Common Stock") will be converted into shares of common stock, par value $.025 per share, of the Company (the "Company Common Stock"), all as more fully described in the Merger Agreement;

     WHEREAS, each Stockholder owns the number of shares of Target Common Stock set forth opposite such Stockholder's name on Schedule I hereto, each of the BIL Entities owns the number of shares of Company Common Stock and other shares of capital stock of the Company set forth on Schedule II hereto and Mr. Selinger owns the number of shares of Company Common Stock set forth on Schedule III hereto;

     WHEREAS, simultaneously with the execution and delivery of this Stockholders Agreement, the Stockholders and the Company are entering into a registration rights agreement providing for the registration for sale, under certain circumstances, of their shares of Company Common Stock (the "Registration Rights Agreement"); and

     WHEREAS, as a condition to the Company's willingness to consummate the Merger and to the Stockholders' willingness to vote their shares of Target Common Stock in favor of the Merger, the Stockholders, the Company, the BIL Entities and Mr. Selinger desire to establish in this Stockholders Agreement certain terms and conditions concerning the acquisition and disposition of securities of the Company by the Stockholders and the corporate governance of the Company after the Effective Time;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Stockholders Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     1.01 Definitions. (a) Except as otherwise specifically indicated, the following terms have the following meanings for all purposes of this Stockholders Agreement:

          "Affiliate" shall have the meaning assigned thereto in Rule 405, as presently promulgated under the Securities Act.

          "beneficially owns" (or comparable variations thereof) has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

          "Board of Directors" means the Board of Directors of the Company.

          "Change of Control" means and shall be deemed to have occurred if after the Effective Time individuals who qualify as Continuing Directors shall have ceased for any reason to constitute at least a majority of the Board of Directors.

          "Continuing Director" means (i) any individual serving as a member of the Board of Directors at the Effective Time (including the designee of the Restricted Group pursuant to Section 2.01), for so long as such individual is a member of the Board of Directors, and (ii) any individual who is recommended or elected to serve as a member of the Board of Directors by at least a majority of the Continuing Directors then in office, for so long as such individual is a member of the Board of Directors.

          "DGCL" means the General Corporation Law of the State of Delaware.

          "Effective Time" means the time at which the Merger becomes effective under the DGCL.

          "Equity Securities" means Voting Securities, Convertible Securities and Rights to Purchase Voting Securities.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

          "Liens" means any lien, claim, mortgage, encumbrance, pledge, security interest, equity or charge of any kind.

          "Person" means any individual, corporation, partnership, trust, other entity or group (within the meaning of Section 13(d)(3) of the Exchange
     Act).

          "Representatives" of any entity means such entity's directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives of such entity.

          "Restricted Group" means (i) any Stockholder, (ii) any and all Persons directly or indirectly controlled by or under common control with any Stockholder, (iii) if such Stockholder is an individual, (a) any member of such Stockholder's family (including any spouse, parent, sibling, child, grandchild or other lineal descendant, including adoptive children), (b) the heirs, executors, personal representatives and administrators of any of the foregoing persons, (c) any trust established for the benefit of any of the foregoing persons and (d) any charitable foundations established by any of the foregoing persons, and (iv) any and all groups (within the meaning of Section 13(d)(3) of the Exchange Act) of which any Stockholder or any Person directly or indirectly controlling, controlled by or under common control with such Stockholder is a member, other than any such group not acting for the purpose of acquiring, holding or beneficially owning Equity Securities.

          "Rule 144" means Rule 144 as presently promulgated under the Securities Act.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "Subsidiary" means any Person in which the Company or Target, as the case may be, directly or indirectly through Subsidiaries or otherwise, beneficially owns more than fifty percent (50%) of either the equity interest in, or the Voting Power of, such Person.

          "Voting Power" means, with respect to any Outstanding Voting Securities, the highest number of votes that the holders of all such Outstanding Voting Securities would be entitled to cast for the election of directors or on any other matter (except to the extent such voting rights are dependent upon events of default or bankruptcy), assuming, for purposes of this computation, the conversion or exchange into Voting Securities of Convertible Securities (whether presently convertible or exchangeable or not) and the exercise of Rights to Purchase Voting Securities (whether presently exercisable or not), in either case to the extent that any such action would increase the number of such votes.

          "Voting Securities" means the Company Common Stock and any other securities of the Company of any kind or class having power generally to vote for the election of directors; "Convertible Securities" means securities of the Company which are convertible or exchangeable (whether presently convertible or exchangeable or not) into Voting Securities; "Rights to Purchase Voting Securities" means options and rights issued by the Company (whether presently exercisable or not) to purchase Voting Securities or Convertible Voting Securities; and "Outstanding Voting Securities" means at any time the then issued and outstanding Voting Securities, Convertible Securities (which shall be counted at the maximum number of Voting Securities for which they can be converted or exchanged) and Rights to Purchase Voting Securities (which shall be counted at the maximum number of Voting Securities for which they can be exercised).

     (b) In addition, the following terms are defined in the Sections set forth below:

    "Agent".............................................................  Section 12.05
    "Alternative Proposal"..............................................  Section 5.02
    "BIL Entities"......................................................  Preamble
    "BIL Far East"......................................................  Preamble
    "BIL Securities"....................................................  Preamble
    "Business Combination"..............................................  Section 4.02
    "Company"...........................................................  Preamble
    "Company Common Stock"..............................................  Preamble
    "Company Stockholders' Meeting".....................................  Section 5.01(c)
    "Dispose" or "Disposition"..........................................  Section 3.01(a)
    "Merger"............................................................  Preamble
    "Merger Agreement"..................................................  Preamble
    "Mr. Selinger"......................................................  Preamble
    "Registration Rights Agreement".....................................  Preamble
    "Requisite Stockholders"............................................  Section 12.05
    "Selinger Shares"...................................................  Section 7.01(a)
    "Sub"...............................................................  Preamble
    "Target"............................................................  Preamble
    "Target Common Stock"...............................................  Preamble
    "Target Shares".....................................................  Section 5.01(a)
    "Target Stockholders' Meeting"......................................  Section 5.01(c)

     (c) Unless the context of this Stockholders Agreement otherwise requires,
(i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Stockholders Agreement; and (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Stockholders Agreement. Whenever this Stockholders Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified.

                                   ARTICLE II

                               BOARD OF DIRECTORS

     2.01 Composition of Board of Directors. (a) Effective at the Effective Time, there shall be at least one vacancy on the Board of Directors either by
(i) an increase in the Board of Directors in accordance with the terms of the Company's Certificate of Incorporation and Bylaws or (ii) director resignations. Effective at the Effective Time, the Board of Directors shall elect one designee of the Restricted Group to fill one vacancy on the Board of Directors created in accordance with the preceding sentence, to serve from the Effective Time until the end of his or her term.

     (b) Thereafter, and subject to the next succeeding sentence, the Board of Directors shall, at each meeting of stockholders of the Company at which the term of any director designated by the Restricted Group expires, nominate for election as a director of the Company, in accordance with the Company's procedures for nomination of directors as provided for in its Bylaws, a designee of the Restricted Group to stand for election for a succeeding term, and shall vote all management proxies in favor of such nominee, except for such proxies that specifically indicate to the contrary. Notwithstanding the foregoing, the Stockholders shall cease to have the right to designate, or cause the nomination or election of, any member of the Board of Directors from and after such date as the Restricted Group beneficially owns Outstanding Voting Securities representing less than

5% of the Voting Power of all Outstanding Voting Securities. The obligation of the Board of Directors hereunder to nominate for election as a director an individual designated by the Restricted Group shall be subject to the foregoing limitation.

     (c) Until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, if any director designated by the Restricted Group in accordance with this Section 2.01 shall decline or be unable to serve for any other reason, the Board of Directors shall promptly upon the request of the Restricted Group nominate or elect, as the case may be, a qualified person recommended by the Restricted Group to replace such designee; provided that the Restricted Group shall have such right only if and to the extent consistent with the foregoing provisions of this Section 2.01.

     (d) Until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, at each meeting of stockholders of the Company, the Restricted Group shall vote the Voting Securities held by the Restricted Group (x) for the nominees recommended by the Board of Directors (provided such nominees include the nominee referred to in paragraphs (a) and (b) above), (y) on all other proposals of the Board of Directors, as the Restricted Group determines in its sole discretion, and (z) on all proposals of any other stockholder of the Company, in accordance with the recommendation of the Board of Directors. Notwithstanding the foregoing, (i) to the extent that any member of the Restricted Group holds or is empowered to vote or to effect the voting of Voting Securities in a fiduciary or comparable capacity and, in the exercise of such duties, such member of the Restricted Group determines that it is not appropriate to vote such Voting Securities in accordance with the recommendation of the Board of Directors as contemplated by clause (z) above, then such member of the Restricted Group may vote such Voting Securities in such manner as he or she determines is appropriate, and (ii) the provisions of this paragraph (d) shall terminate and be of no further force or effect at such time as the members of the Restricted Group notify the Company in writing that they irrevocably waive their right under Article II to nominate a director and they cause their designee on the Board of Directors to resign.

     (e) The Restricted Group shall promptly provide to the Company, as the Company may from time to time reasonably request, information regarding any designee of the Restricted Group for the Board of Directors, for inclusion in any form, report, schedule, registration statement, definitive proxy statement or other documents required to be filed by the Company with the Securities and Exchange Commission.

     2.02 Resignations and Designations. At such time as the Restricted Group no longer has the right to designate a director in accordance with this Article II, the Restricted Group will cause the director designated by the Restricted Group to resign from the Board of Directors.

                                  ARTICLE III

                               TRANSFER OF SHARES

     3.01 Restriction on Certain Transfers. Until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, no member of the Restricted Group shall, directly or indirectly, assign, sell, pledge, hypothecate or otherwise transfer or dispose of ("Dispose" or a "Disposition") any Equity Securities beneficially owned by such member of the Restricted Group, except (A) a Disposition to a member of the Restricted Group who simultaneously with such Disposition agrees in a written instrument in form and substance satisfactory to the Company to be bound by the provisions of this Stockholders Agreement as though an original signatory hereto, (B) a Disposition through a bona fide underwritten public offering registered under the Securities Act effected in accordance with the provisions of the Registration Rights Agreement,
(C) a Disposition in a "brokers' transaction" pursuant to Rule 144(f), provided that, until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, any sales pursuant to this clause (C) shall be subject to the volume limitations set forth in Rule 144(e) (regardless of whether such volume limitations are applicable to such sale),

(D) pursuant to a merger or consolidation of the Company or a recapitalization of any Equity Securities, (E) pursuant to a self-tender or exchange offer by the Company or a third party tender offer recommended by the Board of Directors, (F) a Disposition by way of gift to any tax-exempt charitable organization or educational institution, (G) a Disposition to a Person who is eligible to file a statement on Schedule 13G promulgated by the Securities and Exchange Commission with respect to its holdings of Equity Securities pursuant to Rule 13d-1(b)(1) promulgated under the Exchange Act, or (H) to a Person who, after giving effect to such Disposition, would beneficially own less than 5% of the Voting Power of all Outstanding Voting Securities (determined pursuant to the provisions of Regulation 13D under the Exchange Act, except that a Person shall be deemed to be the beneficial owner of a security if that Person has the right to acquire beneficial ownership of such security without regard to the 60-day provision in Rule 13d-3(d)(1)(i)).

     3.02 Legend. Any Disposition of Equity Securities by any member of the Restricted Group also shall be subject to the terms and conditions of this
Section 3.02. Each certificate representing Equity Securities beneficially owned by any member of the Restricted Group shall be imprinted with a legend in the following form until such time (subject to the provisions of the final sentence of this Section 3.02) as all restrictions on the Disposition of such Equity Securities hereunder are terminated:

          "THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF UNLESS THEY ARE REGISTERED OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. SUCH SHARES MAY ONLY BE TRANSFERRED PURSUANT TO THE PROVISIONS OF ARTICLE III OF A CERTAIN STOCKHOLDERS AGREEMENT DATED AS OF SEPTEMBER 5, 1997, BY AND AMONG GRAHAM-FIELD HEALTH PRODUCTS, INC., BIL (FAR EAST HOLDINGS) LIMITED, BIL SECURITIES (OFFSHORE) LTD., IRWIN SELINGER AND THE OTHER INDIVIDUALS AND ENTITIES LISTED ON THE SIGNATURE PAGES THERETO, COPIES OF WHICH AGREEMENT ARE ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY."

     The Company shall not (i) give effect on its books to an attempted Disposition of any Equity Securities which shall have been Disposed of in violation of any provision of this Stockholders Agreement, or (ii) treat any transferee who obtains any Equity Securities in violation of any provision of this Stockholders Agreement as the owner of such Equity Securities or accord any transferee thereof the right to vote or to receive dividends in respect of such Equity Securities. The Company will issue new certificates not imprinted with the foregoing legend to any holder of Equity Securities not subject to the restrictions on Disposition contained in this Stockholders Agreement; provided that the Company may require an opinion of counsel reasonably satisfactory to it to the effect that no legend is required under the Securities Act or applicable state securities or blue sky laws.

                                   ARTICLE IV

                                   STANDSTILL

     4.01 Limitation on Acquisition of Equity Securities. Following the Effective Time and until the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, no member of the Restricted Group shall, directly or indirectly, purchase or acquire, or make any offer to or agree to purchase or acquire, beneficial ownership of any Equity Securities, except (i) the acquisition of Company Common Stock pursuant to the Merger Agreement, (ii) by way of stock dividends, stock splits or other distributions or offerings made available to holders of Equity Securities generally, (iii) in connection with a Disposition permitted by Section 3.01(A) or (iv) pursuant to plans established by the Company for members of the Board of Directors, officers and other employees.

     4.02 Standstill. Following the Effective Time and thereafter until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, no member of the Restricted Group will, and they will not assist or encourage others (including by providing financing) to, directly or indirectly (i) acquire or agree, offer, seek or propose (whether publicly or otherwise) to acquire ownership (including but not limited to beneficial ownership) of any substantial portion of the assets or Equity Securities of the Company, whether by means of a negotiated purchase of assets, tender or exchange offer, merger or other business combination, recapitalization, restructuring or other extraordinary transaction (a "Business Combination"), (ii) engage in any "solicitation" of "proxies" (as such terms are used in the proxy rules promulgated under the Exchange Act, but disregarding clause (iv) of Rule 14a-1(1)(2) and including any exempt solicitation pursuant to Rule 14a-2(b)(1) or (2)), or form, join or in any way participate in a "group" (as defined under the Exchange Act), other than a group consisting solely of members of the Restricted Group, with respect to any Equity Securities, (iii) subject to the obligation of the designee of the Restricted Group on the Board of Directors to exercise his or her fiduciary duties as a director, otherwise seek or propose to acquire control of the Board of Directors, (iv) take any action that could reasonably be expected to force the Company to make a public announcement regarding any of the types of matters referred to in clause (i), (ii) or (iii) above, or (v) enter into any discussions, negotiations, agreements, arrangements or understandings with any third party with respect to any of the foregoing. No member of the Restricted Group will request the Company or any of its Representatives to amend or waive any provision of this paragraph (including this sentence) or Section 4.01 during such period. If at any time during such period a member of the Restricted Group is approached by any third party concerning its participation in any of the types of matters referred to in clause (i), (ii) or (iii) above, such member will promptly inform the Company of the nature of such contact and the parties thereto.

                                   ARTICLE V

          COVENANTS OF THE STOCKHOLDERS IN CONNECTION WITH THE MERGER

     5.01 Ownership of Target Shares; Approval of Merger Agreement. (a) Each Stockholder represents and warrants to the Company that such Stockholder owns, beneficially and of record, as of the date hereof, the number of shares of Target Common Stock listed on Schedule I hereto (collectively, the "Target Shares"), subject to no rights of others and free and clear of all Liens. Such Stockholder's right to vote or Dispose of the Target Shares beneficially owned by such Stockholder is not subject to any voting trust, voting agreement, voting arrangement or proxy and such Stockholder has not entered into any contract, option or other arrangement or undertaking with respect thereto.

     (b) Until the Effective Time, no Stockholder will Dispose of any of the Target Shares owned by such Stockholder or any interest therein, exercise any right of conversion with respect to any such Target Shares, deposit any of such Target Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy with respect thereto or enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect Disposition of any of the Target Shares.

     (c) Each Stockholder will, with respect to those Target Shares that such Stockholder either owns of record on the record date for voting at any annual or special meeting of Target stockholders to be held for the purpose of voting on the adoption of the Merger Agreement or for granting any written consent in connection with the solicitation of written consents in lieu of such a meeting (collectively, the "Target Stockholders' Meeting") or with respect to which such Stockholder otherwise controls the vote, vote or cause to be voted such shares (or execute written consents with respect to such shares) (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any Alternative Proposal (as defined in Section 5.02) and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, including without limitation at the Target Stockholders' Meeting.

     5.02 No Solicitation. Prior to the Effective Time, and subject to Section 5.03, each Stockholder shall not, and each Stockholder shall use best efforts to cause such Stockholder's Affiliates and Representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to the stockholders of Target) with respect to a merger, consolidation or other business combination including Target or any of its Subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of all or any significant portion of the assets of Target and its Subsidiaries taken as a whole or any outstanding shares of the capital stock of Target or any Subsidiary of Target (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions or enter into any agreements, arrangements or understandings, whether written or oral, with, any Person relating to an Alternative Proposal (excluding the transactions contemplated by the Merger Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. The Stockholders will promptly notify the Company if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, such Stockholder or any of such Persons.

     5.03 Director Actions. Notwithstanding any other provision of this Stockholders Agreement to the contrary, the covenants and agreements set forth herein shall not prevent any member of the Restricted Group, or any designees of the members of the Restricted Group, who serve on Target's Board of Directors from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such member's or designee's capacity as a director of Target in accordance with his or her fiduciary duties.

                                   ARTICLE VI

            COVENANTS OF BIL ENTITIES IN CONNECTION WITH THE MERGER

     6.01 Approval of Merger Agreement. (a) Each of the BIL Entities represents and warrants to the Stockholders that it owns, beneficially and of record, as of the date hereof, the number of shares of each class of capital stock of the Company listed on Schedule II hereto (collectively, the "Company Shares").

     (b) Until the Effective Time, none of the BIL Entities will Dispose of any of the Company Shares or any interest therein, deposit any of the Company Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy with respect thereto or enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect Disposition of any of the Company Shares.

     (c) Each of the BIL Entities will, with respect to those Company Shares that such BIL Entity either owns of record on the record date for voting at any annual or special meeting of Company stockholders to be held for the purpose of voting on the adoption of the Merger Agreement or for granting any written consent in connection with the solicitation of written consents in lieu of such a meeting (collectively, the "Company Stockholders' Meeting") or with respect to which such BIL Entity otherwise controls the vote, vote or cause to be voted such shares (or execute written consents with respect to such shares) (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, and (ii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, including without limitation at the Company Stockholders' Meeting.

     6.02 Director Actions. Notwithstanding any other provision of this Stockholders Agreement to the contrary, the covenants and agreements set forth herein shall not prevent any designees of either of the BIL Entities who serve on the Company's Board of Directors from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such designees' capacity as a director of the Company in accordance with their fiduciary duties.

                                  ARTICLE VII

            COVENANTS OF MR. SELINGER IN CONNECTION WITH THE MERGER

     7.01 Approval of Merger Agreement. (a) Mr. Selinger represents and warrants to the Stockholders that he owns, beneficially and of record, as of the date hereof, the number of shares of each class of capital stock of the Company listed on Schedule III hereto (collectively, the "Selinger Shares").

     (b) Until the Effective Time, Mr. Selinger will not deposit any of the Selinger Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy with respect thereto.

     (c) Mr. Selinger will, with respect to those Selinger Shares that Mr. Selinger either owns of record on the record date for voting at the Company Stockholders' Meeting or with respect to which Mr. Selinger otherwise controls the vote, vote or cause to be voted such shares (or execute written consents with respect to such shares) (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, and (ii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, including without limitation at the Company Stockholders' Meeting.

     7.02 Director Actions. Notwithstanding any other provision of this Stockholders Agreement to the contrary, the covenants and agreements set forth herein shall not prevent Mr. Selinger from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in his capacity as a director of the Company in accordance with his fiduciary duties.

                                  ARTICLE VIII

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

     Each Stockholder hereby represents and warrants to the Company as follows:

     8.01 Authority. This Stockholders Agreement has been duly and validly executed and delivered by each Stockholder and constitutes a legal, valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     8.02 No Conflicts. The execution and delivery by each Stockholder of this Stockholders Agreement do not, and the performance by each Stockholder of such Stockholder's obligations under this Stockholders Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to such Stockholder or any of such Stockholder's properties or assets; or

          (b) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require such Stockholder to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon any of such Stockholder's properties or assets under, any contract, agreement, plan, permit or license to which such Stockholder is a party.

     8.03 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of any Stockholder is required in connection with the execution, delivery and performance of this Stockholders Agreement or the consummation of the transactions contemplated hereby, other than filings under the Exchange Act in connection with such Stockholder's acquisition of Equity Securities and the other transactions contemplated by this Stockholders Agreement and the Merger Agreement.

                                   ARTICLE IX

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to the Stockholders as follows:

     9.01 Incorporation. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to execute and deliver this Stockholders Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

     9.02 Authority. The execution and delivery by the Company of this Stockholders Agreement, and the performance by the Company of its obligations hereunder, have been duly and validly authorized by the Board of Directors of the Company, no other corporate action on the part of the Company or its stockholders being necessary. This Stockholders Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     9.03 No Conflicts. The execution and delivery by the Company of this Stockholders Agreement do not, and the performance by the Company of its obligations under this Stockholders Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws of the Company;

          (b) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to the Company or any of its properties or asset; or

          (c) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require the Company to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of or (iv) result in the creation or imposition of any Lien upon the Company or any of its properties or assets under, any contract, agreement, plan, permit or license to which the Company is a party.

     9.04 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Company is required in connection with the execution, delivery and performance of this Stockholders Agreement or the consummation of the transactions contemplated hereby, other than filings under the Exchange Act in connection with the Stockholders' voting agreement contained in this Stockholders Agreement and the other transactions contemplated by this Stockholders Agreement and the Merger Agreement.

                                   ARTICLE X

               REPRESENTATIONS AND WARRANTIES OF THE BIL ENTITIES

     Each of the BIL Entities hereby represents and warrants to the Stockholders as follows:

     10.01 Incorporation. Each of the BIL Entities is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of the BIL Entities has the requisite corporate power and authority to execute and deliver this Stockholders Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

     10.02 Authority. The execution and delivery by each of the BIL Entities of this Stockholders Agreement, and the performance by each of the BIL Entities of its obligations hereunder, have been duly and validly authorized by all necessary corporate actions on the part of such BIL Entity, no other corporate action on the part of such BIL Entity or its stockholders being necessary. This Stockholders Agreement has been duly and validly executed and delivered by each of the BIL Entities and constitutes a legal, valid and binding obligation of each of the BIL Entities in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     10.03 No Conflicts. The execution and delivery by each of the BIL Entities of this Stockholders Agreement do not, and the performance by each of the BIL Entities of its obligations under this Stockholders Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the corporate charter documents of such BIL Entity;

          (b) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to such BIL Entity or any of its properties or asset; or

          (c) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require such BIL Entity to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of or (iv) result in the creation or imposition of any Lien upon such BIL Entity or any of its properties or assets under, any contract, agreement, plan, permit or license to which such BIL Entity is a party.

     10.04 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of either BIL Entity is required in connection with the execution, delivery and performance of this Stockholders Agreement or the consummation of the transactions contemplated hereby, other than filings under the Exchange Act in connection with the BIL Entities' voting agreement contained in this Stockholders Agreement and the other transactions contemplated by this Stockholders Agreement and the Merger Agreement.

                                   ARTICLE XI

                 REPRESENTATIONS AND WARRANTIES OF MR. SELINGER

     Mr. Selinger hereby represents and warrants to the Stockholders as follows:

     11.01 Authority. This Stockholders Agreement has been duly and validly executed and delivered by Mr. Selinger and constitutes a legal, valid and binding obligation of Mr. Selinger enforceable against Mr. Selinger in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     11.02 No Conflicts. The execution and delivery by Mr. Selinger of this Stockholders Agreement do not, and the performance by Mr. Selinger of his obligations under this Stockholders Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to Mr. Selinger or any of his properties or assets; or

          (b) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Mr. Selinger to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon any of Mr. Selinger's properties or assets under, any contract, agreement, plan, permit or license to which Mr. Selinger is a party.

     11.03 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Mr. Selinger is required in connection with the execution, delivery and performance of this Stockholders Agreement or the consummation of the transactions contemplated hereby, other than filings under the Exchange Act in connection with Mr. Selinger's voting agreement contained in this Stockholders Agreement and the other transactions contemplated by this Stockholders Agreement and the Merger Agreement.

                                  ARTICLE XII

                               GENERAL PROVISIONS

     12.01 Survival of Representations, Warranties, Covenants and
Agreements. Notwithstanding any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Stockholders Agreement, each party hereto has the right to rely fully upon the representations and warranties of the others contained in this Stockholders Agreement. Except as provided in Section 12.02, the representations, warranties, covenants and agreements of each party hereto contained in this Stockholders Agreement will survive until the termination of this Stockholders Agreement.

     12.02 Termination. This Stockholders Agreement and all rights and obligations of the parties hereunder, including, without limitation, the provisions of Section 5.01 and Section 5.02, shall automatically terminate, and shall cease to be of any further force and effect, upon the earlier to occur of
(i) the termination of the Merger Agreement in accordance with its terms, (ii) the mutual written agreement of the Stockholders and the Company, (iii) such time following the Effective Time as the Restricted Group beneficially owns Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities and (iv) a Change of Control. Notwithstanding the termination of this Stockholders Agreement, nothing contained herein shall relieve any party hereto from liability for breach of any of such party's representations, warranties, covenants or agreements contained in this Stockholders Agreement.

     12.03 Amendment and Waiver. (a) This Stockholders Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

     (b) Any term or condition of this Stockholders Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Stockholders Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Stockholders Agreement on any future occasion. All remedies, either under this Stockholders Agreement or by law or otherwise afforded, will be cumulative and not alternative.

     12.04 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

        If to any Stockholder, to:                c/o Fuqua Capital Corporation
                                                  One Atlantic Center
                                                  1201 West Peachtree Street
                                                  Suite 500
                                                  Atlanta, GA 30309
                                                  Facsimile No.: (404) 815-4528
                                                  Attn: J. Rex Fuqua
        with a copy to:                           Dow, Lohnes & Albertson
                                                  1200 New Hampshire Avenue, N.W.
                                                  Suite 800
                                                  Washington, DC 20036-6802
                                                  Facsimile No.: (202) 776-2222
                                                  Attn: Edward J. O'Connell, Esq.
        If to either of the BIL Entities, to:     BIL (Far East Holdings) Limited
                                                  c/o Brierley Investments Limited
                                                  10 Eastcheap, 3rd Floor
                                                  London EC 3M 1AJ
                                                  United Kingdom
                                                  Facsimile No.: 011-44-171-369-9112
                                                  Attn: Rodney F. Price, Chairman

        with a copy to:                           Brierley Investments Limited
                                                  22-24 Victoria Street
                                                  Level 6, Colonial Building
                                                  Wellington, New Zealand
                                                  Facsimile: 011-644-473-1631
                                                  Attn: Mark Horton, Corporate Secretary
        If to the Company, to:                    Graham-Field Health Products, Inc.
                                                  400 Rabro Drive East
                                                  Hauppauge, New York 11788
                                                  Facsimile No.: (516) 582-5608
                                                  Attn: Richard S. Kolodny, Esq.
        with a copy to:                           Milbank, Tweed, Hadley & McCloy
                                                  1 Chase Manhattan Plaza
                                                  New York, NY 10005
                                                  Facsimile No.: (212) 530-5219
                                                  Attn: Robert S. Reder, Esq.
        If to Mr. Selinger, to:                   Mr. Irwin Selinger
                                                  Graham-Field Health Products, Inc.
                                                  400 Rabro Drive East
                                                  Hauppauge, New York 11788
                                                  Facsimile No.: (516) 582-5608
        with a copy to:                           Milbank, Tweed, Hadley & McCloy
                                                  1 Chase Manhattan Plaza
                                                  New York, NY 10005
                                                  Facsimile No.: (212) 530-5219
                                                  Attn: Robert S. Reder, Esq.

     All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     12.05 Irrevocable Appointment of Agent. By the execution and delivery of this Stockholders Agreement, including counterparts hereof, each Stockholder hereby irrevocably constitutes and appoints J. Rex Fuqua as the true and lawful agent and attorney-in-fact of each such Stockholder (such individual, or such other individual as Stockholders who own a majority of the aggregate Equity Securities then owned by all the Stockholders (the "Requisite Stockholders") shall designate in writing to the Company from time to time, is herein referred to as the "Agent"), to do or refrain from doing all such further acts and things, and to execute all such documents, as the Agent shall deem necessary or appropriate in connection with this Stockholders Agreement. Unless there is no existing person that has been designated to act as Agent by the Requisite Stockholders, all rights of the Stockholders under this Stockholders Agreement (including without limitation the right to designate a director pursuant to Section 2.01) shall be exercised by the Stockholders only through or by the Agent in his or her capacity as agent of the Stockholders hereunder, and the Company shall not be required to take directions from any other Stockholder for so long as such Agent continues to serve and has not otherwise been removed as Agent pursuant to notice to the Company from the Requisite Stockholders. If at any time no Person is serving as Agent, the Company shall not be required to take action except upon the direction of the Requisite Stockholders.

     12.06 Entire Agreement. This Stockholders Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof, and contains, together with the Registration Rights Agreement, the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

     12.07 No Third Party Beneficiary. The terms and provisions of this Stockholders Agreement are intended solely for the benefit of each party hereto, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

     12.08 No Assignment; Binding Effect. Neither this Stockholders Agreement nor any right, interest or obligation hereunder may be assigned by any parties hereto without the prior written consent of the other party hereto and any attempt to do so will be void. Subject to the preceding sentence, this Stockholders Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns and legal representatives.

     12.09 Specific Performance; Legal Fees. The parties acknowledge that money damages are not an adequate remedy for violations of any provision of this Stockholders Agreement and that any party may, in such party's sole discretion, apply to a court of competent jurisdiction for specific performance for injunctive or such other relief as such court may deem just and proper in order to enforce any such provision or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. The parties hereto agree that, in the event that any party to this Stockholders Agreement shall bring any legal action or proceeding to enforce or to seek damages or other relief arising from an alleged breach of any term or provision of this Stockholders Agreement by any other party, the prevailing party in any such action or proceeding shall be entitled to an award of, and the other party to such action or proceeding shall pay, the reasonable fees and expenses of legal counsel to the prevailing party.

     12.10 Headings. The headings used in this Stockholders Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

     12.11 Invalid Provisions. If any provision of this Stockholders Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Stockholders Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Stockholders Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (iii) the remaining provisions of this Stockholders Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

     12.12 Governing Law. Except to the extent that the DGCL is mandatorily applicable to the rights and obligations of the parties, this Stockholders Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     12.13 Consent to Jurisdiction and Service of Process. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any action, suit or proceeding arising in connection with this Stockholders Agreement, agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein to the extent permitted by law), and agrees to delivery of service of process by any of the methods by which notices may be given pursuant to Section 12.04, with such service being deemed given as provided in such Section; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 12.13 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction.

     12.14 Counterparts. This Stockholders Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     IN WITNESS WHEREOF, each party hereto has signed this Stockholders Agreement, or caused this Stockholders Agreement to be signed by its officer thereunto duly authorized, as of the date first above written.

                                          GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                          By: /s/ IRWIN SELINGER
                                            ------------------------------------
                                            Name:
                                            Title:

                                          BIL (FAR EAST HOLDINGS) LIMITED

                                          By: /s/ RODNEY F. PRICE
                                            ------------------------------------
                                            Name:  Rodney F. Price
                                            Title:  Director

                                          BIL SECURITIES (OFFSHORE) LTD.

                                          By: /s/ RODNEY F. PRICE
                                            ------------------------------------
                                            Name:  Rodney F. Price
                                            Title:  Director

                                          /s/ IRWIN SELINGER
                                          --------------------------------------
                                          IRWIN SELINGER

                                          /s/ J. B. FUQUA
                                          --------------------------------------
                                          J. B. FUQUA

                                          /s/ J. REX FUQUA
                                          --------------------------------------
                                          J. REX FUQUA

                                          FUQUA HOLDINGS -- I, L.P.

                                          By: FUQUA HOLDINGS, INC., its
                                            General Partner

                                             By: /s/ J. REX FUQUA
                                               ---------------------------------
                                               Name: J. Rex Fuqua
                                               Title: President

                                          THE JENNIFER CALHOUN FUQUA TRUST

                                          By: /s/ J. B. FUQUA
                                            ------------------------------------
                                            Name: J. B. Fuqua
                                            Title: Trustee

                                          THE LAUREN BROOKS FUQUA TRUST

                                          By: /s/ J. B. FUQUA
                                            ------------------------------------
                                            Name: J. B. Fuqua
                                            Title: Trustee

                                          THE J. B. FUQUA FOUNDATION, INC.

                                          By: /s/ J. B. FUQUA
                                            ------------------------------------
                                            Name: J. B. Fuqua
                                            Title: Chairman, President

                                   SCHEDULE I

                    TARGET SHARES OWNED BY THE STOCKHOLDERS

STOCKHOLDER                                                                          NUMBER
-----------------------------------------------------------------------------------  -------
J. B. Fuqua........................................................................  372,232

J. Rex Fuqua.......................................................................  310,142

Fuqua Holdings -- I, L.P...........................................................  366,000

The Jennifer Calhoun Fuqua Trust...................................................  160,843

The Lauren Brooks Fuqua Trust......................................................  160,842

The J. B. Fuqua Foundation, Inc....................................................   69,698

                                  SCHEDULE II

                    COMPANY SHARES OWNED BY THE BIL ENTITIES

                                  BIL FAR EAST

                                      CLASS                                          NUMBER
----------------------------------------------------------------------------------  ---------
Common Stock......................................................................  2,118,696
Series B Cumulative Convertible Preferred Stock...................................      3,527

                                       BIL SECURITIES
Common Stock......................................................................  1,942,882
Series B Cumulative Convertible Preferred Stock...................................      2,573
Series C Cumulative Convertible Preferred Stock...................................      1,000

                                  SCHEDULE III

                      COMPANY SHARES OWNED BY MR. SELINGER

                                      CLASS                                          NUMBER
----------------------------------------------------------------------------------  ---------
Common Stock(1)...................................................................  1,262,384

---------------

(1) Includes 332,271 shares currently issuable upon the exercise of stock options issued pursuant to the Company's Incentive Program and 5,500 shares owned by Mr. Selinger's wife as to which shares Mr. Selinger disclaims any beneficial interest.

                                                                         ANNEX C

                                VOTING AGREEMENT

                         DATED AS OF SEPTEMBER 5, 1997

                                 BY AND BETWEEN

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                      AND

                                GENE J. MINOTTO

                               TABLE OF CONTENTS

     This Table of Contents is not part of the Voting Agreement to which it is attached but is inserted for convenience only.

                                                                                         PAGE
                                                                                         NO.
                                                                                         ----
ARTICLE I
DEFINITIONS
1.01   Definitions.....................................................................   C-3
ARTICLE II
TRANSFER OF SHARES
2.01   Restriction on Certain Transfers................................................   C-4
ARTICLE III
COVENANTS OF THE STOCKHOLDER IN CONNECTION WITH THE MERGER
3.01   Ownership of Target Shares; Approval of Merger Agreement........................   C-5
3.02   No Solicitation.................................................................   C-5
3.03   Director Actions................................................................   C-5
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER
4.01   Authority.......................................................................   C-6
4.02   No Conflicts....................................................................   C-6
4.03   Governmental Approvals and Filings..............................................   C-6
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
5.01   Incorporation...................................................................   C-6
5.02   Authority.......................................................................   C-6
5.03   No Conflicts....................................................................   C-7
5.04   Governmental Approvals and Filings..............................................   C-7
ARTICLE VI
GENERAL PROVISIONS
6.01   Survival of Representations, Warranties,
                                                                                          C-7
       Covenants and Agreements........................................................
6.02   Termination.....................................................................   C-7
6.03   Amendment and Waiver............................................................   C-7
6.04   Notices.........................................................................   C-8
6.05   Entire Agreement................................................................   C-8
6.06   No Third Party Beneficiary......................................................   C-8
6.07   No Assignment; Binding Effect...................................................   C-8
6.08   Specific Performance; Legal Fees................................................   C-8
6.09   Headings........................................................................   C-9
6.10   Invalid Provisions..............................................................   C-9
6.11   Governing Law...................................................................   C-9
6.12   Consent to Jurisdiction and Service of Process..................................   C-9
6.13   Counterparts....................................................................   C-9

                                    SCHEDULE

Schedule I -- Target Shares Owned by the Stockholder

     This VOTING AGREEMENT dated as of September 5, 1997 is made and entered into by and between Graham-Field Health Products, Inc., a Delaware corporation (the "Company"), and Gene J. Minotto (the "Stockholder").

     WHEREAS, the Company, GFHP Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Sub"), and Fuqua Enterprises, Inc., a Delaware corporation ("Target"), have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), which provides for the merger of Sub with and into Target and for Target to become a wholly-owned subsidiary of the Company (the "Merger");

     WHEREAS, at the Effective Time (as defined below) and in accordance with the terms of the Merger Agreement, each share of common stock, par value $2.50 per share, of Target (the "Target Common Stock") will be converted into shares of common stock, par value $.025 per share, of the Company (the "Company Common Stock"), all as more fully described in the Merger Agreement;

     WHEREAS, the Stockholder owns the number of shares of Target Common Stock set forth opposite the Stockholder's name on Schedule I hereto; and

     WHEREAS, as a condition to the Company's willingness to consummate the Merger and to the Stockholder's willingness to vote his shares of Target Common Stock in favor of the Merger, the Stockholder and the Company desire to establish in this Voting Agreement certain terms and conditions concerning the voting of the Stockholder's shares of Target Common Stock with respect to the Merger and the disposition of his shares of Company Common Stock received in the Merger;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Voting Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     1.01 Definitions. (a) Except as otherwise specifically indicated, the following terms have the following meanings for all purposes of this Voting
Agreement:

          "Affiliate" shall have the meaning assigned thereto in Rule 405, as presently promulgated under the Securities Act.

          "beneficially owns" (or comparable variations thereof) has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

          "Board of Directors" means the Board of Directors of the Company.

          "DGCL" means the General Corporation Law of the State of Delaware.

          "Effective Time" means the time at which the Merger becomes effective under the DGCL.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

          "Liens" means any lien, claim, mortgage, encumbrance, pledge, security interest, equity or charge of any kind.

          "Person" means any individual, corporation, partnership, trust, other entity or group (within the meaning of Section 13(d)(3) of the Exchange
     Act).

          "Representatives" of the Stockholder means the Stockholder's legal, investment banking and financial advisors, accountants and any other agents and representatives.

          "Rule 145" means Rule 145 as presently promulgated under the Securities Act.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "Subsidiary" means any Person in which the Company or Target, as the case may be, directly or indirectly through Subsidiaries or otherwise, beneficially owns more than fifty percent (50%) of either the equity interest in, or the Voting Power of, such Person.

          (b) In addition, the following terms are defined in the Sections set forth below:

        "Alternative Proposal".....................................  Section 3.02
        "Company"..................................................  Preamble
        "Company Common Stock".....................................  Preamble
        "Dispose" or "Disposition".................................  Section 2.01(a)
        "Merger"...................................................  Preamble
        "Merger Agreement".........................................  Preamble
        "Registration Rights Agreement"............................  Section 2.01(b)
        "Stockholder"..............................................  Preamble
        "Sub"......................................................  Preamble
        "Target"...................................................  Preamble
        "Target Common Stock"......................................  Preamble
        "Target Shares"............................................  Section 3.01(a)
        "Target Stockholders' Meeting".............................  Section 3.01(c)

     (c) Unless the context of this Voting Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Voting Agreement; and (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Voting Agreement. Whenever this Voting Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified.

                                   ARTICLE II

                               TRANSFER OF SHARES

     2.01 Restriction on Certain Transfers. (a) Following the Effective Time, the Stockholder will not assign, sell, pledge, hypothecate or otherwise transfer or dispose of ("Dispose" or a "Disposition") any shares of Company Common Stock received by him in the Merger except in compliance with federal and state securities laws, including without limitation, Rule 145. The certificates representing the shares of Company Common Stock to be received by the Stockholder in the Merger in exchange for the certificates representing his shares of Target Common Stock will not contain any legend, other than any legend required under Rule 145.

     (b) Following the date hereof and prior to the Effective Time, the Company and the Stockholder will negotiate in good faith such amendments to the terms of the Registration Rights Agreement dated the 8th day of November, 1995 by and among Target and the Stockholder (the "Registration Rights Agreement") as may be necessary in order to make the Registration Rights Agreement applicable to the shares of Company Common Stock to be received by the Stockholder in the Merger on a basis consistent, and not in conflict, with registration rights agreements to which the Company is currently a party, while at the same time preserving, to the extent practicable, the Stockholder's rights under the Registration Rights Agreement. Nothing contained in the previous sentence shall require the Company to obtain any consent or waiver of any other party to any registration rights agreement to which the Company is currently a party.

                                  ARTICLE III

           COVENANTS OF THE STOCKHOLDER IN CONNECTION WITH THE MERGER

     3.01 Ownership of Target Shares; Approval of Merger Agreement. (a) The Stockholder represents and warrants to the Company that the Stockholder owns, beneficially and of record, as of the date hereof, the number of shares of Target Common Stock listed on Schedule I hereto (collectively, the "Target Shares"), subject to no rights of others and free and clear of all Liens. The Stockholder's right to vote or Dispose of the Target Shares is not subject to any voting trust, voting agreement, voting arrangement or proxy and the Stockholder has not entered into any contract, option or other arrangement or undertaking with respect thereto.

     (b) Until the Effective Time, the Stockholder will not Dispose of any of the Target Shares or any interest therein, exercise any right of conversion with respect to the Target Shares, deposit any of the Target Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy with respect thereto or enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect Disposition of any of the Target Shares.

     (c) The Stockholder will, with respect to those Target Shares that the Stockholder either owns of record on the record date for voting at any annual or special meeting of Target stockholders to be held for the purpose of voting on the adoption of the Merger Agreement or for granting any written consent in connection with the solicitation of written consents in lieu of such a meeting (collectively, the "Target Stockholders' Meeting") or with respect to which the Stockholder otherwise controls the vote, vote or cause to be voted such shares (or execute written consents with respect to such shares) (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any Alternative Proposal (as defined in Section 3.02) and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, including without limitation at the Target Stockholders' Meeting.

     3.02 No Solicitation. Prior to the Effective Time, and subject to Section 3.03, the Stockholder shall not, and the Stockholder shall use his best efforts to cause his Affiliates and Representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to the stockholders of Target) with respect to a merger, consolidation or other business combination including Target or any of its Subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of all or any significant portion of the assets of Target and its Subsidiaries taken as a whole or any outstanding shares of the capital stock of Target or any Subsidiary of Target (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions or enter into any agreements, arrangements or understandings, whether written or oral, with, any Person relating to an Alternative Proposal (excluding the transactions contemplated by the Merger Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. The Stockholder will promptly notify the Company if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, him or any of such Persons.

     3.03 Director Actions. Notwithstanding any other provision of this Voting Agreement to the contrary, the covenants and agreements set forth herein shall not prevent the Stockholder from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in his capacity as a director of Target in accordance with his fiduciary duties.

                                   ARTICLE IV

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

     The Stockholder hereby represents and warrants to the Company as follows:

     4.01 Authority. This Voting Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     4.02 No Conflicts. The execution and delivery by the Stockholder of this Voting Agreement do not, and the performance by the Stockholder of his obligations under this Voting Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to the Stockholder or any of his properties or assets; or

          (b) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require the Stockholder to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon any of the Stockholder's properties or assets under, any contract, agreement, plan, permit or license to which the Stockholder is a party.

     4.03 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Stockholder is required in connection with the execution, delivery and performance of this Voting Agreement or the consummation of the transactions contemplated hereby, other than filings under the Exchange Act in connection with the Stockholder's acquisition of Company Common Stock and the other transactions contemplated hereby and by the Merger Agreement.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to the Stockholder as follows:

     5.01 Incorporation. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to execute and deliver this Voting Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

     5.02 Authority. The execution and delivery by the Company of this Voting Agreement, and the performance by the Company of its obligations hereunder, have been duly and validly authorized by the Board of Directors of the Company, no other corporate action on the part of the Company or its stockholders being necessary. This Voting Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     5.03 No Conflicts. The execution and delivery by the Company of this Voting Agreement do not, and the performance by the Company of its obligations under this Voting Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws of the Company;

          (b) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to the Company or any of its properties or asset; or

          (c) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require the Company to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon the Company or any of its properties or assets under, any contract, agreement, plan, permit or license to which the Company is a party.

     5.04 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Company is required in connection with the execution, delivery and performance of this Stockholders Agreement or the consummation of the transactions contemplated hereby, other than filings under the Exchange Act in connection with the Stockholder's voting agreement contained in this Voting Agreement and the other transactions contemplated hereby and by the Merger Agreement.

                                   ARTICLE VI

                               GENERAL PROVISIONS

     6.01 Survival of Representations, Warranties, Covenants and
Agreements. Notwithstanding any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Voting Agreement, each party hereto has the right to rely fully upon the representations and warranties of the other contained in this Voting Agreement. Except as provided in Section 6.02, the representations, warranties, covenants and agreements of each party hereto contained in this Voting Agreement will survive until the termination of this Voting Agreement.

     6.02 Termination. This Voting Agreement and all rights and obligations of the parties hereunder, including, without limitation, the provisions of Section
3.01 and Section 3.02, shall automatically terminate, and shall cease to be of any further force and effect, upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the mutual written agreement of the Stockholder and the Company. Notwithstanding the termination of this Voting Agreement, nothing contained herein shall relieve any party hereto from liability for breach of any of his or its representations, warranties, covenants or agreements contained in this Voting Agreement.

     6.03 Amendment and Waiver. (a) This Voting Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

     (b) Any term or condition of this Voting Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Voting Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Voting Agreement on any future occasion. All remedies, either under this Voting Agreement or by law or otherwise afforded, will be cumulative and not alternative.

     6.04 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

         If to the Stockholder, to: Mr. Gene J. Minotto
                              115 Wilderbluff Court
                              Atlanta, Georgia 30328
                              Facsimile No.: (770) 368-4701

         with a copy to:           Dow, Lohnes & Albertson
                              1200 New Hampshire Avenue, N.W.
                              Suite 800
                              Washington, D.C. 20036-6802
                              Facsimile No.: (202) 776-2222
                              Attn: Edward J. O'Connell, Esq.

         If to the Company, to:   Graham-Field Health Products, Inc.
                              400 Rabro Drive East
                              Hauppauge, New York 11788
                              Facsimile No.: (516) 582-5608
                              Attn: Richard S. Kolodny, Esq.

         with a copy to:           Milbank, Tweed, Hadley & McCloy
                              1 Chase Manhattan Plaza
                              New York, NY 10005
                              Facsimile No.: (212) 530-5219
                              Attn: Robert S. Reder, Esq.

     All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     6.05 Entire Agreement. This Voting Agreement supersedes all prior discussions and agreements between the parties hereto with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

     6.06 No Third Party Beneficiary. The terms and provisions of this Voting Agreement are intended solely for the benefit of each party hereto, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

     6.07 No Assignment; Binding Effect. Neither this Voting Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void. Subject to the preceding sentence, this Voting Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns and legal representatives.

     6.08 Specific Performance; Legal Fees. The parties acknowledge that money damages are not an adequate remedy for violations of any provision of this Voting Agreement and that any party may, in his or its sole discretion, apply to a court of competent jurisdiction for specific performance for injunctive or such other relief as such court may deem just and proper in order to enforce any such provision or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. The parties hereto agree that, in the event that any party to this Voting Agreement shall bring any legal action or proceeding to enforce or to seek damages or other relief arising from an alleged breach of any term or provision of this Voting Agreement by the other party, the prevailing party in any such action or proceeding shall be entitled to an award of, and the other party to such action or proceeding shall pay, the reasonable fees and expenses of legal counsel to the prevailing party.

     6.09 Headings. The headings used in this Voting Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

     6.10 Invalid Provisions. If any provision of this Voting Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Voting Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Voting Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (iii) the remaining provisions of this Voting Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

     6.11 Governing Law. Except to the extent that the DGCL is mandatorily applicable to the rights and obligations of the parties, this Voting Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     6.12 Consent to Jurisdiction and Service of Process. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any action, suit or proceeding arising in connection with this Voting Agreement, agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein to the extent permitted by law), and agrees to delivery of service of process by any of the methods by which notices may be given pursuant to
Section 6.04, with such service being deemed given as provided in such Section; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 6.12 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction.

     6.13 Counterparts. This Voting Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     IN WITNESS WHEREOF, each party hereto has signed this Voting Agreement, or caused this Voting Agreement to be signed by its officer thereunto duly authorized, as of the date first above written.

                                          GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                          By:      /s/ IRWIN SELINGER
                                            ------------------------------------
                                            Name:
                                            Title:

                                                  /s/ GENE J. MINOTTO

                                          --------------------------------------
                                                     GENE J. MINOTTO

                                   SCHEDULE I

                       TARGET SHARES OWNED BY STOCKHOLDER

    STOCKHOLDER                                                                  NUMBER
    ---------------------------------------------------------------------------  -------
    Gene J. Minotto(1).........................................................  700,000

---------------

(1) Includes 100,000 shares issuable upon the exercise of outstanding stock options.

                                                                         ANNEX D

                         REGISTRATION RIGHTS AGREEMENT

                         DATED AS OF SEPTEMBER 5, 1997

                                    BETWEEN

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                      AND

                      THE INDIVIDUALS AND ENTITIES LISTED
                         ON THE SIGNATURE PAGES HERETO

                               TABLE OF CONTENTS

     This Table of Contents is not part of the Registration Rights Agreement to which it is attached but is inserted for convenience only.

                                                                                         PAGE
                                                                                         NO.
                                                                                         ----
  1.  Requested Registration...........................................................   D-3
      (a)  Registration Request........................................................   D-3
      (b)  Registration Statement Form.................................................   D-3
      (c)  Registration Expenses.......................................................   D-3
      (d)  Priority in Cutback Registrations...........................................   D-3
      (e)  Preemption of Requested Registration........................................   D-4
  2.  Piggyback Registrations..........................................................   D-4
      (a)  Right to Include Registrable Securities.....................................   D-4
      (b)  Registration Expenses.......................................................   D-4
      (c)  Priority in Cutback Registrations...........................................   D-4
  3.  Registration Procedures..........................................................   D-5
  4.  Underwritten Offerings...........................................................   D-7
      (a)  Underwritten Requested Offering.............................................   D-7
      (b)  Underwritten Piggyback Offerings............................................   D-8
  5.  Holdback Agreements..............................................................   D-8
      (a)  By the Restricted Group.....................................................   D-8
      (b)  By the Company..............................................................   D-8
  6.  Indemnification..................................................................   D-9
      (a)  Indemnification by the Company..............................................   D-9
      (b)  Indemnification by the Restricted Group.....................................   D-9
      (c)  Notices of Claims, etc......................................................  D-10
      (d)  Contribution................................................................  D-10
      (e)  Other Indemnification.......................................................  D-11
      (f)  Indemnification Payments....................................................  D-11
  7.  Covenants Relating to Rule 144...................................................  D-11
  8.  Other Registration Rights........................................................  D-11
      (a)  No Existing Agreements......................................................  D-11
      (b)  Future Agreements...........................................................  D-11
  9.  Definitions......................................................................  D-11
 10.  Termination......................................................................  D-14
 11.  Miscellaneous....................................................................  D-14
      (a)  Notices.....................................................................  D-14
      (b)  Entire Agreement............................................................  D-15
      (c)  Amendment...................................................................  D-15
      (d)  Irrevocable Appointment of Agent............................................  D-15
      (e)  Waiver......................................................................  D-15
      (f)  No Third Party Beneficiary..................................................  D-15
      (g)  No Assignment; Binding Effect...............................................  D-15
      (h)  Headings....................................................................  D-15
      (i)  Invalid Provisions..........................................................  D-15
      (j)  Remedies; Legal Expenses....................................................  D-16
      (k)  Governing Law...............................................................  D-16
      (l)  Counterparts................................................................  D-16

     This REGISTRATION RIGHTS AGREEMENT dated as of September 5, 1997 is made and entered into by and between Graham- Field Health Products, Inc., a Delaware corporation (the "Company"), and each of the stockholders of Fuqua Enterprises, Inc., a Delaware corporation ("Target"), listed on the signature pages hereto (the "Stockholders"). Capitalized terms not otherwise defined herein have the meanings set forth in Section 9.

     WHEREAS, the Company, GFHP Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Sub"), and Target have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), pursuant to which Sub will be merged with and into Target and Target will become a wholly-owned subsidiary of the Company (the "Merger");

     WHEREAS, at the Effective Time and in accordance with the terms of the Merger Agreement, each share of common stock, par value $.10 per share, of Target (including shares owned by the Stockholders) will be converted into shares of Common Stock, all as more fully described in the Merger Agreement;

     WHEREAS, concurrently with the execution and delivery of the Merger Agreement, the Company, the BIL Entities, Irwin Selinger and the Stockholders have entered into a Stockholders Agreement (the "Stockholders Agreement") of even date herewith; and

     WHEREAS, as a condition to the Stockholders' willingness to vote their shares of Target capital stock in favor of the Merger and to become bound by the provisions of the Stockholders Agreement, the Company has agreed to enter into this Registration Rights Agreement providing for the Company's registration for sale, under certain circumstances, of Registrable Securities owned by the Stockholders;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Registration Rights Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Requested Registration. (a) Registration Request. At any time after the Effective Time, upon the written request of the Agent requesting that the Company effect the registration under the Securities Act of all or part of the Restricted Group's Registrable Securities and specifying the number of Registrable Securities to be registered and the intended method of disposition thereof, the Company thereupon will use its best efforts to effect the registration under the Securities Act of such Registrable Securities, all to the extent requisite to permit the disposition (in accordance with the intended methods thereof) of the Registrable Securities so to be registered. Notwithstanding the foregoing, the Company may postpone taking action with respect to a Requested Registration for a reasonable period of time after receipt of the original request (not exceeding ninety (90) days) if, in the good faith opinion of the Company's Board of Directors, effecting the registration would adversely affect a material financing, acquisition, disposition of assets or stock, merger or other comparable transaction or would require the Company to make public disclosure of information the public disclosure of which would have a material adverse effect upon the Company. Subject to paragraph (d), the Company may include in such registration other securities of the same class as the Registrable Securities for sale for its own account or for the account of any other Person. Notwithstanding anything herein to the contrary, the Company shall not be required to honor more than three (3) requests for a Requested Registration which results in an Effective Registration.

     (b) Registration Statement Form. A Requested Registration shall be on such appropriate registration form promulgated by the Commission as shall be selected by the Company and shall permit the disposition of such Registrable Securities in accordance with the intended method or methods specified in the request for such registration.

     (c) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with a Requested Registration.

     (d) Priority in Cutback Registrations. If a Requested Registration becomes a Cutback Registration, the Company will include in any such registration to the extent of the number which the Managing Underwriter advises the Company can be sold in such offering (i) first, Registrable Securities requested to be included in such registration by the Restricted Group, and (ii) second, other securities of the Company proposed to be included in such registration, allocated among the Company and any holders thereof in accordance with the priorities then existing among the Company and the holders of such other securities; and any securities so excluded shall be withdrawn from and shall not be included in such Requested Registration.

     (e) Preemption of Requested Registration. Notwithstanding anything to the contrary contained herein, at any time within thirty (30) days after receiving a written request for a Requested Registration, the Company may elect to effect an underwritten primary registration in lieu of the Requested Registration if the Company's Board of Directors believes that such primary registration would be in the best interests of the Company. If the Company so elects to effect a primary registration, the Company shall give prompt written notice to the Agent of its intention to effect such a registration and shall afford the Restricted Group rights contained in Section 2 with respect to Piggyback Registrations. In the event that the Company so elects to effect a primary registration after receiving a request for a Requested Registration, the request for a Requested Registration shall be deemed to have been withdrawn and such primary registration shall not be deemed to be an Effective Registration.

     2. Piggyback Registrations.  (a) Right to Include Registrable
Securities. Notwithstanding any limitation contained in Section 1, if the Company at any time proposes after the Effective Time to effect a Piggyback Registration, including in accordance with Section 1(e), it will each such time give written notice (a "Notice of Piggyback Registration"), at least twenty (20) days prior to the anticipated filing date, to the Agent of its intention to do so and of the Restricted Group's right under this Section 2, which Notice of Piggyback Registration shall include a description of the intended method of disposition of such securities. Upon the written request of the Agent made within twenty (20) days after receipt of a Notice of Piggyback Registration (which request shall specify the Registrable Securities intended to be disposed of), the Company will use its best efforts to include in the registration statement relating to such Piggyback Registration, for offer and sale in accordance with the intended method of disposition described in the Notice of Piggyback Registration, all Registrable Securities which the Company has been so requested to register. Notwithstanding the foregoing, if, at any time after giving a Notice of Piggyback Registration and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to the Agent and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith) without prejudice, however, to the right of the Agent on behalf of the Restricted Group to request that such registration be effected as a Requested Registration under Section 1, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities. No registration effected under this
Section 2 shall relieve the Company of its obligations to effect a Requested Registration under Section 1. There shall not be any limitation on the number of Effective Registrations constituting Piggyback Registrations in which any Registrable Securities may be included.

     (b) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with each Piggyback Registration.

     (c) Priority in Cutback Registrations. If a Piggyback Registration becomes a Cutback Registration, the Company will include in such registration to the extent of the amount of the securities which the Managing Underwriter advises the Company can be sold in such offering:

          (i) if such registration as initially proposed by the Company was solely a primary registration of its securities, (w) first, the securities proposed by the Company to be sold for its own account, (x) second, any securities of the Company requested to be included in such registration by the BIL Entities and any Warrants and Warrant Shares requested to be included in such registration by the Warrant Holders, to be allocated in accordance with any agreements in effect between the Company and the BIL Entities and the Warrant Holders, (y) third, any Registrable Securities requested to be included in such registration and any other securities of the Company requested to be included in such registration by any other stockholder of the Company who, as of the date hereof, has the right to have such stockholder's securities included in such registration, allocated among all such holders on a pro-rata basis in accordance with their respective ownership interests, and
     (z) fourth, any other securities of the Company proposed to be included in such registration, allocated among the holders thereof in accordance with the priorities then existing among the Company and such holders; and

          (ii) if such registration as initially proposed by the Company was in whole or in part requested by holders of securities of the Company other than the Restricted Group pursuant to demand registration rights, (w) first, such securities held by the holders initiating such registration and, if applicable, any securities proposed by the Company to be sold for its own account, allocated in accordance with the priorities then existing among the Company and such holders, (x) second, any securities of the Company requested to be included in such registration by the BIL Entities and any Warrants and Warrant Shares requested to be included in such registration by the Warrant Holders, to be allocated in accordance with any agreements in effect between the Company and the BIL Entities and the Warrant Holders, (y) third, any Registrable Securities requested to be included in such registration and any other securities of the Company requested to be included in such registration by any other stockholder of the Company who, as of the date hereof, has the right to have such stockholder's securities included in such registration, allocated among all such holders on a pro-rata basis in accordance with their respective ownership interests, and (z) fourth, any other securities of the Company proposed to be included in such registration, allocated among the holders thereof in accordance with the priorities then existing among the Company and the holders of such other securities;

     and any securities so excluded shall be withdrawn from and shall not be included in such Piggyback Registration. The Company covenants and agrees with the members of the Restricted Group that, in the event a Piggyback Registration in which Registrable Securities are requested to be included becomes a Cutback Registration, the members of the Restricted Group will have priority over any other holder of securities of the Company who, after the date hereof, obtains the right to include securities in such Piggyback Registration.

     3. Registration Procedures. If and whenever the Company is required to use its best efforts to effect the registration of any Registrable Securities owned by the Restricted Group under the Securities Act pursuant to Section 1 or
Section 2, the Company will use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended methods of disposition thereof. Without limiting the foregoing, the Company in each such case will, as expeditiously as possible:

          (a) prepare and file with the Commission the requisite registration statement to effect such registration and use its best efforts to cause such registration statement to become effective;

          (b) prepare and file with the Commission such amendments and supplements to such registration statement and any prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration statement and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement, in accordance with the intended methods of disposition thereof, until the earlier of (i) such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and (ii) ninety (90) days after such registration statement becomes effective;

          (c) promptly notify the Agent and the underwriter or underwriters, if any:

             (i) when such registration statement or any prospectus used in connection therewith, or any amendment or supplement thereto, has been filed and, with respect to such registration statement or any post-effective amendment thereto, when the same has become effective;

             (ii) of any written request by the Commission for amendments or supplements to such registration statement or prospectus;

             (iii) of the notification to the Company by the Commission of its initiation of any proceeding with respect to the issuance by the Commission of, or of the issuance by the Commission of, any stop order suspending the effectiveness of such registration statement; and

             (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction.

          (d) furnish to the Agent such number of conformed copies of such registration statement and of each amendment and supplement thereto (in each case including all exhibits and documents incorporated by reference), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 promulgated under the Securities Act, and such other documents, as the Agent may reasonably request to facilitate the disposition of the Registrable Securities covered by such registration statement;

          (e) use its best efforts to register or qualify all Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as the Agent shall reasonably request, to keep such registration or qualification in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable the Restricted Group to consummate the disposition in such jurisdictions of their Registrable Securities covered by such registration statement, except that the Company shall not for any such purpose be required (i) to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this paragraph (e) be obligated to be so qualified, (ii) to subject itself to taxation in any such jurisdiction or (iii) to consent to general service of process in any jurisdiction;

          (f) use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Restricted Group to consummate the disposition of such Registrable Securities;

          (g) furnish to the Agent a signed counterpart, addressed to the members of the Restricted Group whose Registrable Securities are covered by such registration statement (and the underwriters, if any), of

             (i) an opinion of counsel for the Company, dated the effective date of such registration statement (or, if such registration includes an underwritten Public Offering, dated the date of any closing under the underwriting agreement), reasonably satisfactory in form and substance to the Agent, and

             (ii) a "comfort" letter, dated the effective date of such registration statement (and, if such registration includes an underwritten Public Offering, dated the date of any closing under the underwriting agreement), signed by the independent public accountants who have certified the Company's financial statements included in such registration statement, in each case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten Public Offerings of securities and, in the case of the accountants' letter, such other financial matters, as the Agent (or the underwriters, if any) may reasonably request;

          (h) notify the Agent, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which any prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at the request of the Agent promptly prepare and furnish to the Agent a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

          (i) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its securityholders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months, but not more than eighteen (18) months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

          (j) make available for inspection by the Agent, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by the Agent or any such underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such registration statement; provided that records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the registration statement, (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or (iii) the information in such Records has been made generally available to the public;

          (k) provide a transfer agent and registrar for all Registrable Securities covered by such registration statement not later than the effective date of such registration statement; and

          (l) use its best efforts to cause all Registrable Securities covered by such registration statement to be listed, upon official notice of issuance, on any securities exchange on which any of the securities of the same class as the Registrable Securities are then listed.

     In the event of the issuance of any stop order suspending the effectiveness of a registration statement which includes Registrable Securities, or any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Securities included in such registration statement for sale in any jurisdiction, the Company will use its reasonable best efforts to promptly obtain the withdrawal of such order.

     The Company may require the members of the Restricted Group whose Registrable Securities are covered by such registration statement to, and such members of the Restricted Group, as a condition to including Registrable Securities in such registration, shall, furnish the Company with such information and affidavits regarding such members of the Restricted Group and the distribution of such securities as the Company may from time to time reasonably request in writing in connection with such registration.

     Each member of the Restricted Group agrees by acquisition of such Registrable Securities that upon receipt of any notice to the Agent from the Company of the happening of any event of the kind described in paragraph (h), the Restricted Group will forthwith discontinue its disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until the Agent's receipt of the copies of the supplemented or amended prospectus contemplated by paragraph (h) and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in their possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the period referred to in paragraph (b) shall be extended by a number of days equal to the number of days during the period from and including the giving of notice pursuant to paragraph (h) and to and including the date when the Agent shall receive the copies of the supplemented or amended prospectus contemplated by paragraph (h).

     4. Underwritten Offerings. (a) Underwritten Requested Offering. In the case of an underwritten Public Offering being effected pursuant to a Requested Registration, the Managing Underwriter and any other underwriter or underwriters with respect to such offering shall be selected by the Company, provided such underwriters are of recognized national standing and are reasonably acceptable to the Agent. Such underwriter or underwriters will be instructed to effect as broad a distribution of the Registrable Securities to be sold by them as is reasonably practicable and, in any event, to use their best efforts to refrain from selling any Registrable Securities to any Person who beneficially owns, or as a result of such purchase would beneficially own, more than 5% of the outstanding shares of Common Stock. The Company shall enter into an underwriting agreement in customary form with such underwriter or underwriters, which shall include, among other provisions, indemnities to the effect and to the extent provided in Section 6. Each member of the Restricted Group whose Registrable Securities are to be offered in such underwritten Public Offering shall be a party to such underwriting agreement and may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also be made to and for its benefit and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also be conditions precedent to its obligations. Such members of the Restricted Group shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding the Restricted Group and their ownership of the securities being registered on their behalf and their intended method of distribution and any other representation required by law.

     (b) Underwritten Piggyback Offerings. If the Company at any time proposes to register any of its securities in a Piggyback Registration and such securities are to be distributed by or through one or more underwriters, the Company will, subject to the provisions of Section 2(c), arrange for such underwriters to include the Registrable Securities to be offered and sold by the Restricted Group among the securities to be distributed by such underwriters. If members of the Restricted Group elect to have any of their Registrable Securities included in such Piggyback Registration, such members of the Restricted Group shall be obligated to sell their Registrable Securities in such Piggyback Registration through such underwriters on the same terms and conditions as apply to the other Company securities to be sold by such underwriters in connection with such Piggyback Registration. Each member of the Restricted Group whose Registrable Securities are to be offered in such underwritten Public Offering shall be a party to the underwriting agreement between the Company and such underwriter or underwriters and may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also be made to and for its benefit and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also be conditions precedent to its obligations. Such members of the Restricted Group shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding the Restricted Group and their ownership of the securities being registered on their behalf and their intended method of distribution and any other representation required by law.

     5. Holdback Agreements. (a) By the Restricted Group. In the case of an underwritten Public Offering, unless the Managing Underwriter otherwise agrees, each member of the Restricted Group, by acquisition of such Registrable Securities, agrees not to effect any public sale or distribution (including a sale under Rule 144) of such securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and the ninety (90) days after the effective date of any registration statement filed by the Company in connection with a Public Offering (or for such shorter period of time as is sufficient and appropriate, in the opinion of the Managing Underwriter, in order to complete the sale and distribution of the securities included in such registration), except as part of such registration statement, whether or not such member of the Restricted Group participates in such registration.

     (b) By the Company. Unless the Managing Underwriter otherwise agrees, the Company agrees not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and the ninety (90) days after the effective date of the registration statement filed in connection with an underwritten offering made pursuant to a Requested Registration or Piggyback Registration (or for such shorter period of time as is sufficient and appropriate, in the opinion of the Managing Underwriter, in order to complete the sale and distribution of the securities included in such registration), except as part of such underwritten registration and except pursuant to registrations on Form S-4 or Form S-8 promulgated by the Commission or any successor or similar forms thereto. The Company shall cause each holder of shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, purchased from the Company at any time after the Effective Time (other than in a registered public offering), who at the time and after giving effect to such purchase owns shares of Common Stock and securities convertible into or exchangeable for shares of Common Stock representing at least 10% of the shares of Common Stock outstanding on a fully diluted basis, to agree not to effect any public sale or distribution (including sales pursuant to Rule 144) of any such purchased securities during any period referred to in the preceding sentence (except as part of an underwritten registration, if otherwise permitted).

     6. Indemnification. (a) Indemnification by the Company. The Company shall, to the full extent permitted by law, indemnify and hold harmless each member of the Restricted Group whose Registrable Securities are covered by a Requested Registration or a Piggyback Registration against any losses, claims, damages, expenses or liabilities, joint or several (together, "Losses"), to which such member of the Restricted Group may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement filed in connection with a Requested Registration or a Piggyback Registration in which Registrable Securities of such member of the Restricted Group are included, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, and the Company will reimburse such member of the Restricted Group for all reasonable legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Loss (or action or proceeding in respect thereof); provided that the Company shall not be liable in any such case to the extent that any such Loss (or action or proceeding in respect thereof) arises out of or is based upon (x) an untrue statement or alleged untrue statement or omission or alleged omission made in any such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such member of the Restricted Group specifically for use in the preparation thereof or (y) a Restricted Group member's failure to send or give a copy of the final prospectus to the Persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such member of the Restricted Group, and shall survive the transfer of such securities by such member of the Restricted Group. In connection with an underwritten Requested Registration or Piggyback Registration, the Company will indemnify such underwriters, their officers and directors and each other Person, if any, who controls such underwriters within the meaning of the Securities Act, to the same extent as provided above with respect to the indemnification of the members of the Restricted Group.

     (b) Indemnification by the Restricted Group. Each member of the Restricted Group, as a condition to including Registrable Securities in any registration statement filed in connection with a Requested Registration or a Piggyback Registration in which Registrable Securities of such member of the Restricted Group are included, shall, to the full extent permitted by law, severally indemnify and hold harmless the Company, its directors and officers, and each other Person, if any, who controls the Company within the meaning of the Securities Act, against any Losses to which the Company or any such director or officer or controlling Person may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such member of the Restricted Group specifically for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling Person and shall survive the transfer of such securities by any such members of the Restricted Group. In connection with an underwritten Requested Registration or Piggyback Registration, each member of the Restricted Group whose Registrable Securities are covered by such Requested Registration or Piggyback Registration will severally indemnify the underwriters, their officers and directors and each other Person, if any, who controls such underwriters within the meaning of the Securities Act, to the same extent as provided above with respect to the indemnification of the Company.

     (c) Notices of Claims, etc. Promptly after receipt by an Indemnified Party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraph (a) or (b) of this Section 6, such Indemnified Party will, if a claim in respect thereof is to be made against an Indemnifying Party pursuant to such paragraphs, give written notice to the latter of the commencement of such action, provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under the preceding paragraphs of this
Section 6, except to the extent that the Indemnifying Party is actually prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Indemnifying Party shall be entitled to participate in and to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof; provided that the Indemnified Party may participate in such defense at the Indemnified Party's expense. If the Indemnifying Party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel for the Indemnified Parties with respect to such claim, unless the Indemnified Parties shall have been advised by counsel that representation of any such Indemnified Parties by the same counsel would be inappropriate under applicable standards of professional conduct due to actual or potential differing interests between them, in which case such Indemnified Parties shall have the right to select separate counsel the fees and expenses of which shall be paid by the Indemnifying Party. No Indemnifying Party shall consent to entry of any judgment or enter into any settlement without the consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed. No Indemnifying Party shall be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed. The indemnification provided for under this Registration Rights Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling Person of such Indemnified Party and will survive the transfer of securities.

     (d) Contribution. If the indemnity and reimbursement obligation provided for in any paragraph of this Section 6 is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses (or actions or proceedings in respect thereof) referred to therein, then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other hand in connection with statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations, including the relative benefits received in connection with the transaction. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an Indemnified Party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any Loss which is the subject of this paragraph.

     No Indemnified Party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from the Indemnifying Party if the Indemnifying Party was not guilty of such fraudulent misrepresentation.

     (e) Other Indemnification. Indemnification similar to that specified in the preceding paragraphs of this Section 6 (with appropriate modifications) shall be given by the Company and the applicable members of the Restricted Group with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act. The provisions of this Section 6 shall be in addition to any other rights to indemnification or contribution which an Indemnified Party may have pursuant to law, equity, contract or otherwise.

     (f) Indemnification Payments. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Losses are incurred.

     7. Covenants Relating to Rule 144. The Company will file reports in compliance with the Exchange Act, will comply with all rules and regulations of the Commission applicable in connection with the use of Rule 144 and will take such other actions and furnish the members of the Restricted Group with such other information as the Agent may request in order to avail the members of the Restricted Group of such rule or any other rule or regulation of the Commission allowing the members of the Restricted Group to sell any Registrable Securities without registration.

     8. Other Registration Rights. (a) No Existing Agreements. The Company represents and warrants to the Restricted Group that there is not in effect on the date hereof any agreement by the Company pursuant to which any holders of securities of the Company have a right to cause the Company to register or qualify such securities under the Securities Act or any securities or blue sky laws of any jurisdiction that would conflict or be inconsistent with any provision of this Registration Rights Agreement.

     (b) Future Agreements. The Company shall not hereafter agree with the holders of any securities issued or to be issued by the Company to register or qualify such securities under the Securities Act or any securities or blue sky laws of any jurisdiction that would conflict or be inconsistent with any provision of this Registration Rights Agreement.

     9. Definitions. (a) Except as otherwise specifically indicated, the following terms will have the following meanings for all purposes of this Registration Rights Agreement:

          "Agent" has the meaning ascribed to it in Section 11(d).

          "BIL Entities" means, collectively, BIL (Far East Holdings) Limited, a Hong Kong corporation, and BIL Securities (Offshore) Ltd., a New Zealand corporation, or any of their respective permitted transferees and assignees.

          "Business Day" means a day other than Saturday, Sunday or any other day on which banks located in the State of New York are authorized or obligated to close.

          "Commission" means the United States Securities and Exchange Commission, or any successor governmental agency or authority.

          "Common Stock" means shares of Common Stock, par value $.025 per share, of the Company, as constituted on the date hereof, and any stock into which such Common Stock shall have been changed (including without limitation by way of merger or consolidation) or any stock resulting from any reclassification of such Common Stock.

          "Company" has the meaning ascribed to it in the preamble.

          "Cutback Registration" means any Requested Registration or Piggyback Registration to be effected as an underwritten Public Offering in which the Managing Underwriter with respect thereto advises the Company in writing that, in its opinion, the number of securities requested to be included in such registration (including securities of the Company which are not Registrable Securities) exceed the number which can be sold in such offering without a material reduction in the selling price anticipated to be received for the securities to be sold in such Public Offering.

          "DGCL" means the General Corporation Law of the State of Delaware.

          "Effective Registration" means, subject to the last sentence of
     Section 1(e), a Requested Registration or a Piggyback Registration which includes Registrable Securities, as the case may be, which (a) has been declared or ordered effective in accordance with the rules of the Commission and (b) has been kept effective for the period of time contemplated by Section 3(b). Notwithstanding the foregoing, a Requested Registration that does not become effective after it has been filed with the Commission solely by reason of any member of the Restricted Group's refusal to proceed shall be deemed to be an Effective Registration for purposes of this Registration Rights Agreement.

          "Effective Time" means the time at which the Merger becomes effective under the DGCL.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "Indemnified Party" means a party entitled to indemnity in accordance with Section 6.

          "Indemnifying Party" means a party obligated to provide indemnity in accordance with Section 6.

          "Inspectors" has the meaning ascribed to it in Section 3(j).

          "Losses" has the meaning ascribed to it in Section 6(a).

          "Managing Underwriter" means, with respect to any Public Offering, the underwriter or underwriters managing such Public Offering.

          "Merger" has the meaning ascribed to it in the preamble.

          "Merger Agreement" has the meaning ascribed to it in the preamble.

          "NASD" means the National Association of Securities Dealers.

          "Notice of Piggyback Registration" has the meaning ascribed to it in
     Section 2(a).

          "Person" means any natural person, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union or association.

          "Piggyback Registration" means any registration of securities of the Company of the same class as the Registrable Securities under the Securities Act (other than a registration (x) in respect of a dividend reinvestment or similar plan for stockholders of the Company, (y) on Form S-4 or Form S-8 promulgated by the Commission, or any similar or successor forms thereto, or (z) solely with respect to convertible or exchangeable securities or rights to purchase securities), whether for sale for the account of the Company or for the account of any holder of securities of the Company (other than Registrable Securities), including a registration by the Company under the circumstances described in Section 1(e).

          "Public Offering" means any offering of Common Stock to the public, either on behalf of the Company or any of its securityholders, pursuant to an effective registration statement under the Securities Act.

          "Records" has the meaning ascribed to it in Section 3(j).

          "Registrable Securities" means (i) the Shares and (ii) any additional shares of Common Stock issued or distributed by way of a dividend, stock split, merger, consolidation or other distribution in respect of the Shares, or acquired by way of any rights offering or similar offering made in respect of the Shares. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been distributed to the public pursuant to Rule 144 or all Registrable Securities then owned by the Restricted Group can be sold in any three-month period pursuant to Rule 144, (iii) they are transferred to or become owned by a Person who is not a member of the Restricted Group or (iv) they shall have ceased to be outstanding.

          "Registration Expenses" means all expenses incident to the Company's performance of or compliance with its obligations under this Registration Rights Agreement to effect the registration of Registrable Securities in a Requested Registration or a Piggyback Registration, including, without limitation, all registration, filing, securities exchange listing and NASD fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and for the Restricted Group and of the Company's independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, any fees and disbursements of underwriters customarily paid by issuers of securities; but excluding underwriting discounts and commissions and transfer taxes, if any, in respect of Registrable Securities and the fees and disbursements of any legal counsel retained by any member of the Restricted Group, which shall be payable by the members of the Restricted Group.

          "Registration Rights Agreement" means this Registration Rights Agreement, as the same shall be amended from time to time.

          "Requested Registration" means any registration of Registrable Securities under the Securities Act effected in accordance with Section 1.

          "Requisite Stockholders" has the meaning ascribed to it in Section 11(d).

          "Restricted Group" means (i) any Stockholder, (ii) any and all Persons directly or indirectly controlled by or under common control with any Stockholder, (iii) if such Stockholder is an individual, (a) any member of such Stockholder's family (including any spouse, parent, sibling, child, grandchild or other lineal descendant, including adoptive children), (b) the heirs, executors, personal representatives and administrators of any of the foregoing persons, (c) any trust established for the benefit of any of the foregoing persons and (d) any charitable foundations established by any of the foregoing persons, and (iv) any and all groups (within the meaning of Section 13(d)(3) of the Exchange Act) of which any Stockholder or any Person directly or indirectly controlling, controlled by or under common control with such Stockholder is a member, other than any such group not acting for the purpose of acquiring, holding or beneficially owning any Registrable Securities.

          "Rule 144" means Rule 144 promulgated by the Commission under the Securities Act, and any successor provision thereto.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "Shares" means, collectively, the shares of Common Stock received by the Stockholders pursuant to the Merger Agreement.

          "Stockholders" has the meaning ascribed to it in the preamble.

          "Stockholders Agreement" has the meaning ascribed to it in the preamble.

          "Sub" has the meaning ascribed to it in the preamble.

          "Target" has the meaning ascribed to it in the preamble.

          "Warrant Holders" means the holders of the Warrants (the "Warrants") issued pursuant to the Warrant Agreement, dated as of March 12, 1992, as amended, by and between the Company and John Hancock Mutual Life Insurance Company.

          "Warrant Shares" means the shares of Common Stock issuable to the Warrant Holders pursuant to the Warrants.

     (b) Unless the context of this Registration Rights Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Registration Rights Agreement; and (iv) the term "Section" refers to the specified Section of this Registration Rights Agreement. Whenever this Registration Rights Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

     10. Termination. This Registration Rights Agreement shall automatically terminate, and shall cease to be of any further force or effect, upon the termination of the Merger Agreement in accordance with its terms.

     11. Miscellaneous. (a) Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

        If to any Restricted Group member, to:
        c/o Fuqua Capital Corporation
        One Atlantic Center
        1201 West Peachtree Street
        Suite 500
        Atlanta, GA 30309
        Facsimile No.: (404) 815-4528
        Attn: J. Rex Fuqua

        with a copy to:
        Dow, Lohnes & Albertson
        1200 New Hampshire Avenue, N.W.
        Suite 800
        Washington, DC 20036-6802
        Facsimile No.: (202) 776-2222
        Attn: Edward J. O'Connell, Esq.

        If to the Company, to:
        Graham-Field Health Products, Inc.
        400 Rabro Drive East
        Hauppauge, New York 11788
        Facsimile No.: (516) 582-5608
        Attn: Richard S. Kolodny, Esq.

        with a copy to:
        Milbank, Tweed, Hadley & McCloy
        1 Chase Manhattan Plaza
        New York, New York 10005
        Facsimile No.: (212) 530-5219
        Attn: Robert S. Reder, Esq.

     All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     (b) Entire Agreement. This Registration Rights Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

     (c) Amendment. This Registration Rights Agreement may be amended, supplemented or modified only by a written instrument (which may be executed in any number of counterparts) duly executed by or on behalf of each of the Company and members of the Restricted Group owning a majority of the Registrable Securities then outstanding.

     (d) Irrevocable Appointment of Agent. By the execution and delivery of this Registration Rights Agreement, including counterparts hereof, each member of the Restricted Group hereby irrevocably constitutes and appoints J. Rex Fuqua as the true and lawful agent and attorney-in-fact of each such member of the Restricted Group in the various capacities provided for herein (such individual, or such other individual as the holders of a majority of the Registrable Securities then outstanding (the "Requisite Stockholders") shall designate in writing to the Company from time to time, is herein referred to as the "Agent"), and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Agent shall deem necessary or appropriate in connection with this Registration Rights Agreement. Unless there is no existing person who has been designated to act as Agent by the Requisite Stockholders, all rights of the Restricted Group under this Registration Rights Agreement shall be exercised by the members of the Restricted Group only through or by the Agent in his or her capacity as agent of the members of the Restricted Group hereunder, and the Company shall not be required to take directions from any other member of the Restricted Group for so long as such Agent continues to serve and has not otherwise been removed as Agent pursuant to notice to the Company from the Requisite Stockholders. If at any time no person is serving as Agent, the Company shall not be required to take action except upon the direction of the Requisite Stockholders.

     (e) Waiver. Any term or condition of this Registration Rights Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Registration Rights Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same term or condition of this Registration Rights Agreement on any future occasion.

     (f) No Third Party Beneficiary. The terms and provisions of this Registration Rights Agreement are intended solely for the benefit of each party hereto and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Section 6.

     (g) No Assignment; Binding Effect. Neither this Registration Rights Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void; provided that any member of the Restricted Group may assign such member's rights hereunder with respect to any Registrable Securities transferred to another member of the Restricted Group or, if such member is a natural person, to his or her heirs and legal representatives. Subject to the foregoing, this Registration Rights Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

     (h) Headings. The headings used in this Registration Rights Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

     (i) Invalid Provisions. If any provision of this Registration Rights Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Registration Rights Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Registration Rights Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (iii) the remaining provisions of this Registration Rights Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

     (j) Remedies; Legal Expenses. Except as otherwise expressly provided for herein, no remedy conferred by any of the specific provisions of this Registration Rights Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies by any party hereto shall not constitute a waiver by any such party of the right to pursue any other available remedies.

     Damages in the event of breach of this Registration Rights Agreement by a party hereto would be difficult, if not impossible, to ascertain, and it is therefore agreed that each such party, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof and the Company and each member of the Restricted Group each hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such party from pursuing any other rights and remedies at law or in equity which such party may have.

     The parties hereto agree that, in the event that any party to this Registration Rights Agreement shall bring any legal action or proceeding to enforce or to seek damages or other relief arising from an alleged breach of any term or provision of this Registration Rights Agreement by the other party, the prevailing party in any such action or proceeding shall be entitled to an award of, and the other party to such action or proceeding shall pay, the reasonable fees and expenses of legal counsel to the prevailing party.

     (k) Governing Law. This Registration Rights Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     (l) Counterparts. This Registration Rights Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     IN WITNESS WHEREOF, each party hereto has signed this Registration Rights Agreement, or caused this Registration Rights Agreement to be signed on its behalf by its duly authorized officer or agent, as of the date first above written.

                                          GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                          By: /s/ IRWIN SELINGER
                                            ------------------------------------
                                            Name:
                                            Title:

                                            /s/ J. B. FUQUA
                                            ------------------------------------
                                            J. B. FUQUA

                                            /s/ J. REX FUQUA
                                            ------------------------------------
                                            J. REX FUQUA

                                          FUQUA HOLDINGS -- I, L.P.

                                          By: FUQUA HOLDINGS, INC., its
                                            General Partner

                                          By: /s/ J. REX FUQUA
                                            ------------------------------------
                                            Name: J. Rex Fuqua
                                            Title: Title President

                                          THE JENNIFER CALHOUN FUQUA TRUST

                                          By: /s/ J. B. FUQUA
                                            ------------------------------------
                                            Name: J. B. Fuqua
                                            Title: Trustee

                                          THE LAUREN BROOKS FUQUA TRUST

                                          By: /s/ J. B. FUQUA
                                            ------------------------------------
                                            Name: J. B. Fuqua
                                            Title: Trustee

                                          THE J. B. FUQUA FOUNDATION, INC.

                                          By: /s/ J. B. FUQUA
                                            ------------------------------------
                                            Name: J. B. Fuqua
                                            Title: Chairman, President

                                                                         ANNEX E

                         REGISTRATION RIGHTS AGREEMENT

                         DATED AS OF NOVEMBER 25, 1997

                                  BY AND AMONG

                      GRAHAM-FIELD HEALTH PRODUCTS, INC.,

                             MINOTTO PARTNERS, L.P.

                                      AND

                                GENE J. MINOTTO

                               TABLE OF CONTENTS

     This Table of Contents is not part of the Registration Rights Agreement to which it is attached but is inserted for convenience only.

                                                                                        PAGE
                                                                                        NO.
                                                                                        ----
1.  Registration of Registrable Securities............................................   E-1
     (a) Filing of Shelf Registration Statement.......................................   E-1
     (b) Registration Expenses........................................................   E-1
     (c) Termination of the Merger Agreement..........................................   E-1
2.  Registration Procedures...........................................................   E-2
3.  Holdback Agreement................................................................   E-4
4.  Indemnification...................................................................   E-4
     (a) Indemnification by the Company...............................................   E-4
     (b) Indemnification by the Shareholders..........................................   E-4
     (c) Notices of Claims, etc.......................................................   E-5
     (d) Contribution.................................................................   E-5
     (e) Other Indemnification........................................................   E-6
     (f) Indemnification Payments.....................................................   E-6
5.  Covenants Relating to Rule 144....................................................   E-6
6.  Other Registration Rights.........................................................   E-6
     (a) No Existing Agreements.......................................................   E-6
     (b) Future Agreements............................................................   E-6
7.  Definitions.......................................................................   E-6
8.  Miscellaneous.....................................................................   E-8
     (a) Notices......................................................................   E-8
     (b) Entire Agreement.............................................................   E-9
     (c) Amendment....................................................................   E-9
     (d) Waiver.......................................................................   E-9
     (e) No Third Party Beneficiary...................................................   E-9
     (f) No Assignment; Binding Effect................................................   E-9
     (g) Headings.....................................................................   E-9
     (h) Invalid Provisions...........................................................   E-9
     (i) Remedies.....................................................................   E-9
     (j) Governing Law................................................................  E-10
     (k) Counterparts.................................................................  E-10

     This REGISTRATION RIGHTS AGREEMENT dated as of November 25, 1997 is made and entered into by and among Graham-Field Health Products, Inc., a Delaware corporation (the "Company"), Minotto Partners, L.P., a Georgia limited partnership (the "Partnership"), and Gene J. Minotto ("Mr. Minotto", and collectively with the Partnership, the "Shareholders" and each individually, a "Shareholder"). Capitalized terms not otherwise defined herein have the meanings set forth in Section 7.

     WHEREAS, the Company, GFHP Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Acquisition Corp"), and Fuqua Enterprises, Inc., a Delaware corporation ("Fuqua"), have entered into an Agreement and Plan of Merger dated as of September 5, 1997, as amended as of September 29, 1997 (the "Merger Agreement"), which provides for the merger of Acquisition Corp with and into Fuqua and for Fuqua to become a wholly-owned subsidiary of the Company (the "Merger");

     WHEREAS, at the Effective Time (as defined below) and in accordance with the terms of the Merger Agreement, each share of common stock, par value $2.50 per share, of Fuqua (the "Fuqua Shares") will be converted into shares of common stock, par value $.025 per share, of the Company, all as more fully described in the Merger Agreement;

     WHEREAS, simultaneous with the execution of the Merger Agreement, Mr. Minotto and the Company entered into a Voting Agreement pursuant to which the Company has agreed to enter into this Registration Rights Agreement providing for the Company's registration for sale of Registrable Securities to be acquired by Mr. Minotto in the Merger; and

     WHEREAS, on November 25, 1997, the Company and Mr. Minotto entered into a letter agreement pursuant to which, among other things, the Company has consented to the transfer by Mr. Minotto to the Partnership of all or a portion of Mr. Minotto's Fuqua Shares and has agreed to enter into this Registration Rights Agreement providing for the Company's registration for sale of Registrable Securities received by the Partnership;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Registration Rights Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. REGISTRATION OF REGISTRABLE SECURITIES. (a) Filing of Shelf Registration Statement. Following the Effective Time and until the second anniversary of the Effective Time, upon the written request of the Shareholders requesting that the Company shall effect the registration under the Securities Act of all or part of the Shareholders' Registrable Securities and specifying the number of Registrable Securities to be registered and the intended method of disposition thereof (which methods of distribution will not include distribution pursuant to an underwritten Public Offering), the Company will promptly prepare and file with the Commission, and thereafter use its best efforts to cause to be declared effective, a shelf registration statement on Form S-3 under the Securities Act registering the Registrable Securities. Such registration statement may provide for the offering and sale of the Registrable Securities to or through brokers or dealers, acting as principal or agent, in transactions (which may involve block transactions) on the New York Stock Exchange, in ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or otherwise (including without limitation sales in transactions that comply with the provisions of Rule 144), or directly or indirectly through brokers or agents in private sales at negotiated prices, or through a combination of any such methods of sale, including but not limited to a bulk sale to a brokerage firm, but not pursuant to an underwritten Public Offering.

     (b) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with a registration of Registrable Securities pursuant to
Section 1(a).

     (c) Termination of the Merger Agreement. In the event that, prior to the occurrence of the Effective Time, the Merger Agreement is terminated pursuant to
Article 10 thereof, this Registration Rights Agreement will forthwith become null and void, and there will be no further liability or obligation on the part of the Company hereunder.

     2.  REGISTRATION PROCEDURES.  In connection with its obligations under
Section 1 to effect the registration and sale of the Registrable Securities, the Company shall:

          (a) prepare and file with the Commission the requisite registration statement to effect such registration and use its best efforts to cause such registration statement to become effective;

          (b) prepare and file with the Commission such amendments and supplements to such registration statement and any prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration statement and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement, in accordance with the intended methods of disposition thereof, until the earlier of (i) two (2) years following the date of the Effective Time and (ii) such time as the Registrable Securities may be sold in one (1) transaction pursuant to Rule 144;

          (c) promptly notify the Shareholders:

             (i) when such registration statement or any prospectus used in connection therewith, or any amendment or supplement thereto, has been filed and, with respect to such registration statement or any post-effective amendment thereto, when the same has become effective;

             (ii) of any written request by the Commission for amendments or supplements to such registration statement or prospectus;

             (iii) of the notification to the Company by the Commission of its initiation of any proceeding with respect to the issuance by the Commission of, or of the issuance by the Commission of, any stop order suspending the effectiveness of such registration statement; and

             (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction;

          (d) furnish to the Shareholders such number of conformed copies of such registration statement and of each amendment and supplement thereto (in each case including all exhibits and documents incorporated by reference), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 promulgated under the Securities Act, and such other documents, as the Shareholders may reasonably request to facilitate the disposition of the Registrable Securities covered by such registration statement;

          (e) use its best efforts to register or qualify all Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as the Shareholders shall reasonably request, to keep such registration or qualification in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable the Shareholders to consummate the disposition in such jurisdictions of their Registrable Securities covered by such registration statement, except that the Company shall not for any such purpose be required (i) to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this paragraph (e) be obligated to be so qualified, (ii) to subject itself to taxation in any such jurisdiction or (iii) to consent to general service of process in any such jurisdiction;

          (f) use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Shareholders to consummate the disposition of such Registrable Securities;

          (g) notify the Shareholders, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which any prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at the request of the Shareholders promptly prepare and furnish to the Shareholders a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

          (h) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its securityholders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months, but not more than eighteen (18) months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

          (i) make available for inspection by the Shareholders and any attorney, accountant or other agent retained by the Shareholders (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such registration statement; provided that records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the registration statement, (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or (iii) the information in such Records has been made generally available to the public;

          (j) provide a transfer agent and registrar for all Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

          (k) use its best efforts to cause all Registrable Securities covered by such registration statement to be listed, upon official notice of issuance, on the NYSE, or if no securities of the same class as the Registrable Securities are listed on the NYSE, then on any securities exchange on which any of the securities of the same class as the Registrable Securities are then listed; and

          (l) upon the effectiveness of the registration statement covering the Registrable Securities, issue to each Shareholder unlegended stock certificates for such Shareholder's shares of Registrable Securities covered by the registration statement that are represented by legended certificates, which issuance shall be made in exchange for, and subject to, the delivery by the Shareholders to the Company of such legended certificates.

     In the event of the issuance of any stop order suspending the effectiveness of such registration statement, or any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Securities included in such registration statement for sale in any jurisdiction, the Company will use its reasonable best efforts to promptly obtain the withdrawal of such order.

     The Company may require the Shareholders to furnish the Company with such information and affidavits regarding the Shareholders and the distribution of such securities as the Company may from time to time reasonably request in writing in connection with such registration.

     The Shareholders agree by acquisition of the Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (g), the Shareholders will forthwith discontinue their disposition of Registrable Securities pursuant to the registration statement filed pursuant to Section 1 until their receipt of the copies of the supplemented or amended prospectus contemplated by paragraph (g) and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in their possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

     3. HOLDBACK AGREEMENT. In the case of an underwritten Public Offering by the Company, unless the Managing Underwriter otherwise agrees, each Shareholder, by acquisition of such Shareholder's Registrable Securities, agrees not to effect any public sale or distribution (including a sale under Rule 144) of such securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and the ninety (90) days after the effective date of any registration statement filed by the Company in connection with such Public Offering (or for such shorter period of time as is sufficient and appropriate, in the opinion of the Managing Underwriter, in order to complete the sale and distribution of the securities included in such registration); provided, however, that no Shareholder shall be required to refrain from effecting any public sale or distribution pursuant to this Section 3 with respect to more than one underwritten Public Offering by the Company in any 365-day period; and provided further, that the obligations of the Shareholders under this Section 3 shall cease and be of no further force and effect from and after the earlier of (i) the second anniversary of the Effective Time or (ii) the first date as of which the aggregate number of shares of Registerable Securities owned by Shareholders collectively represents less than one percent (1%) of the total issued and outstanding shares of the Common Stock.

     4. INDEMNIFICATION. (a) Indemnification by the Company. The Company shall, to the full extent permitted by law, indemnify and hold harmless each Shareholder against any losses, claims, damages, expenses or liabilities, joint or several (together, "Losses"), to which such Shareholder may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement filed pursuant to Section 1, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, and the Company will reimburse such Shareholder for all reasonable legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Loss (or action or proceeding in respect thereof); provided that the Company shall not be liable in any such case to the extent that any such Loss (or action or proceeding in respect thereof) arises out of or is based upon (x) an untrue statement or alleged untrue statement or omission or alleged omission made in any such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Shareholder specifically for use in the preparation thereof or (y) such Shareholder's failure to send or give a copy of the final prospectus to the Persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Shareholders, and shall survive the transfer of such securities by the Shareholders. The Company shall also indemnify each Person that controls any Shareholder within the meaning of the Securities Act to the same extent as it has agreed to indemnify each Shareholder under this Agreement.

     (b) Indemnification by the Shareholders. Each Shareholder, as a condition to including Registrable Securities in any registration statement filed pursuant to Section 1, shall, to the full extent permitted by law, indemnify and hold harmless the Company, its directors and officers, and each other Person, if any, who controls the Company within the meaning of the Securities Act, against any Losses to which the Company or any such director or officer or controlling Person may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Shareholder specifically for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling Person and shall survive the transfer of such securities by such Shareholder. The indemnification obligation of each Shareholder set forth in this Section 4(b) shall be limited to the amount of net proceeds received by such Shareholder in connection with the sale of Registrable Securities giving rise to such indemnification obligation.

     (c) Notices of Claims, etc. Promptly after receipt by an Indemnified Party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraph (a) or (b) of this Section 4, such Indemnified Party will, if a claim in respect thereof is to be made against an Indemnifying Party pursuant to such paragraphs, give written notice to the latter of the commencement of such action, provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under the preceding paragraphs of this
Section 4, except to the extent that the Indemnifying Party is actually prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Indemnifying Party shall be entitled to participate in and to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof; provided that the Indemnified Party may participate in such defense at the Indemnified Party's expense. If the Indemnifying Party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel for the Indemnified Parties with respect to such claim, unless the Indemnified Parties shall have been advised by counsel that representation of any such Indemnified Parties by the same counsel would be inappropriate under applicable standards of professional conduct due to actual or potential differing interests between them, in which case such Indemnified Parties shall have the right to select separate counsel the reasonable fees and expenses of which shall be paid by the Indemnifying Party. No Indemnifying Party shall consent to entry of any judgment or enter into any settlement without the consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed. No Indemnifying Party shall be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed. The indemnification provided for under this Registration Rights Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling Person of such Indemnified Party and will survive the transfer of securities.

     (d) Contribution. If the indemnity and reimbursement obligation provided for in any paragraph of this Section 4 is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses (or actions or proceedings in respect thereof) referred to therein, then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other hand in connection with statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an Indemnified Party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any Loss which is the subject of this paragraph.

     No Indemnified Party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from the Indemnifying Party if the Indemnifying Party was not guilty of such fraudulent misrepresentation.

     (e) Other Indemnification. Indemnification similar to that specified in the preceding paragraphs of this Section 4 (with appropriate modifications) shall be given by the Company and the Shareholders with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act. The provisions of this Section 4 shall be in addition to any other rights to indemnification or contribution which an Indemnified Party may have pursuant to law, equity, contract or otherwise.

     (f) Indemnification Payments. The indemnification required by this Section 4 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Losses are incurred.

     5. COVENANTS RELATING TO RULE 144. In the event that the registration statement filed pursuant to Section 1(a) is no longer in effect because of the time limit stated in clause (ii) of Section 2(b), the Company will for a period of up to two (2) years following the date of the Effective Time, file reports in compliance with the Exchange Act, will comply with all rules and regulations of the Commission applicable in connection with the use of Rule 144 and will take such other actions and furnish the Shareholders with such other information as the Shareholders may reasonably request to the extent necessary to permit the Shareholders to sell the Registrable Securities pursuant to Rule 144.

     6. OTHER REGISTRATION RIGHTS. (a) No Existing Agreements. The Company represents and warrants to the Shareholders that there is not in effect on the date hereof any agreement by the Company pursuant to which any holders of securities of the Company have a right to cause the Company to register or qualify such securities under the Securities Act or any securities or blue sky laws of any jurisdiction that would conflict or be inconsistent with any provision of this Registration Rights Agreement.

     (b) Future Agreements. The Company shall not hereafter agree with the holders of any securities issued or to be issued by the Company to register or qualify such securities under the Securities Act or any securities or blue sky laws of any jurisdiction that would conflict or be inconsistent with any provision of this Registration Rights Agreement. Nothing contained in this Registration Rights Agreement is meant to explicitly or implicitly restrict the Company from granting to any such holder priority with respect to registration rights over any shares issued to the Shareholders.

     7. DEFINITIONS. (a) Except as otherwise specifically indicated, the following terms will have the following meanings for all purposes of this Registration Rights Agreement:

     "Business Day" means a day other than Saturday, Sunday or any other day on which banks located in the State of New York are authorized or obligated to close.

     "Commission" means the United States Securities and Exchange Commission, or any successor governmental agency or authority.

     "Common Stock" means shares of common stock, par value $.025 per share, of the Company, as constituted on the date hereof, and any stock into which such Common Stock shall have been changed or any stock resulting from any reclassification of such Common Stock.

     "Company" has the meaning ascribed to it in the preamble.

     "Effective Time" has the meaning ascribed to it in the Merger Agreement.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Fuqua Shares" has the meaning ascribed to in the preamble.

     "Indemnified Party" means any party referred to in Section 4 as being entitled to indemnity in accordance with such Section.

     "Indemnifying Party" means a party obligated to provide indemnity in accordance with Section 4.

     "Inspectors" has the meaning ascribed to it in Section 2(i).

     "Losses" has the meaning ascribed to it in Section 4(a).

     "Managing Underwriter" means, with respect to any Public Offering, the underwriter or underwriters managing such Public Offering.

     "Merger" has the meaning ascribed to it in the preamble.

     "Merger Agreement" has the meaning ascribed to it in the preamble.

     "Mr. Minotto" has the meaning ascribed to it in the preamble.

     "NASD" means the National Association of Securities Dealers.

     "NYSE" means The New York Stock Exchange, Inc.

     "Partnership" has the meaning ascribed to it in the preamble.

     "Person" means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union or association.

     "Public Offering" means any offering of Common Stock, or securities convertible into or exercisable or exchangeable for Common Stock, to the public, either on behalf of the Company or any of its securityholders, pursuant to an effective registration statement under the Securities Act.

     "Records" has the meaning ascribed to it in Section 2(i).

     "Registrable Securities" means (i) the shares of Common Stock received by the Shareholders in the Merger, and (ii) any additional shares of Common Stock issued or distributed by way of a dividend, stock split, merger, consolidation, or other distribution in respect of such shares, or acquired by way of any rights offering or similar offering made in respect of such shares. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been distributed to the public pursuant to Rule 144, or (iii) they shall have ceased to be outstanding.

     "Registration Expenses" means all reasonable expenses incident to the Company's performance of or compliance with its obligations under this Registration Rights Agreement to effect the registration of Registrable Securities pursuant to Section 1, including, without limitation, all registration, filing, securities exchange listing and NASD fees, all registration, filing, qualification and other reasonable fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of legal counsel retained by the Company and of the Company's independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance and including the reasonable fees of the Inspectors referred to in Section 2(i); but excluding transfer taxes, if any, in respect of Registrable Securities and the fees and disbursements of any legal counsel retained by the Shareholders to act exclusively for the Shareholders, which shall be payable by the Shareholders.

     "Registration Rights Agreement" means this Registration Rights Agreement, as the same shall be amended from time to time.

     "Rule 144" means Rule 144 promulgated by the Commission under the Securities Act, and any successor provision thereto.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Shareholders" has the meaning ascribed to it in the preamble.

     (b) Unless the context of this Registration Rights Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Registration Rights Agreement; and (iv) the term "Section" refers to the specified Section of this Registration Rights Agreement. Whenever this Registration Rights
Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

     8. MISCELLANEOUS. (a) Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed by certified or registered mail, return receipt requested, to the parties at the following addresses or facsimile numbers:

          If to Mr. Minotto, to:

        Mr. Gene J. Minotto
        115 Wilderbluff Court
        Atlanta, Georgia 30328
        Facsimile No.: (770) 368-4701

        with a copy to:

        Dow, Lohnes & Albertson
        1200 New Hampshire Avenue, N.W.
        Suite 800
        Washington, D.C. 20036-6802
        Facsimile No.: (202) 776-2222
        Attn: Edward J. O'Connell, Esq.

        If to the Partnership, to:

        Minotto Partners, L.P.
        115 Wilderbluff Court
        Atlanta, Georgia 30328
        Facsimile No.: (770) 368-4701
        Attn: Gene J. Minotto

        with a copy to:

        Dow, Lohnes & Albertson
        1200 New Hampshire Avenue, N.W.
        Suite 800
        Washington, D.C. 20036-6802
        Facsimile No.: (202) 776-2222
        Attn: Edward J. O'Connell, Esq.

        If to the Company, to:

        Graham-Field Health Products, Inc.
        400 Rabro Drive East
        Hauppauge, New York 11788
        Facsimile No.: (516) 582-5608
        Attn: Richard S. Kolodny, Esq.

        with a copy to:

        Milbank, Tweed, Hadley & McCloy
        1 Chase Manhattan Plaza
        New York, New York 10005
        Facsimile No.: (212) 530-5219
        Attn: Robert S. Reder, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt if received on a Business Day during normal business hours, and if not then received, on the next Business Day, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     (b) Entire Agreement. This Registration Rights Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

     (c) Amendment. This Registration Rights Agreement may be amended, supplemented or modified only by a written instrument (which may be executed in any number of counterparts) duly executed by or on behalf of the Company and the Shareholders.

     (d) Waiver. Any term or condition of this Registration Rights Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Registration Rights Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same term or condition of this Registration Rights Agreement on any future occasion.

     (e) No Third Party Beneficiary. The terms and provisions of this Registration Rights Agreement are intended solely for the benefit of each party hereto and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Section 4.

     (f) No Assignment; Binding Effect. Neither this Registration Rights Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, provided that any Shareholder may assign its rights hereunder to another Shareholder or to such Shareholder's spouse, children, heirs or successors, as the case may be, or legal representatives of the foregoing Persons, or to any Person controlled by any of the foregoing Persons. Subject to the foregoing, this Registration Rights Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

     (g) Headings. The headings used in this Registration Rights Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

     (h) Invalid Provisions. If any provision of this Registration Rights Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Registration Rights Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Registration Rights Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (iii) the remaining provisions of this Registration Rights Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

     (i) Remedies. Except as otherwise expressly provided for herein, no remedy conferred by any of the specific provisions of this Registration Rights Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies by any party hereto shall not constitute a waiver by any such party of the right to pursue any other available remedies.

     Damages in the event of breach of this Registration Rights Agreement by a party hereto would be difficult, if not impossible, to ascertain, and it is therefore agreed that each such party, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof and the Company and the Shareholders each hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such party from pursuing any other rights and remedies at law or in equity which such party may have.

     (j) Governing Law. This Registration Rights Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     (k) Counterparts. This Registration Rights Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     IN WITNESS WHEREOF, each party hereto has signed this Registration Rights Agreement, or caused this Agreement to be signed by its duly authorized officer, as of the date first above written.

                                          GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                          By:   /s/ RICHARD S. KOLODNY
                                          --------------------------------------
                                          Name:
                                          Title:

                                          MINOTTO PARTNERS, L.P.
                                          By: Minotto Management Company, LLC
                                              General Partner

                                          By:     /s/ GENE J. MINOTTO
                                          --------------------------------------
                                          Name:
                                          Title:

                                                  /s/ GENE J. MINOTTO

                                          --------------------------------------
                                                     GENE J. MINOTTO

                                                                         ANNEX F

                                                               September 5, 1997

Graham-Field Health Products, Inc.
400 Rabro Drive East
Hauppage, New York 11788

Ladies and Gentlemen:

     Reference is made to that certain Agreement and Plan of Merger, dated of even date herewith (the "Merger Agreement"), by and among Graham-Field Health Products, Inc. ("Buyer"), GFHP Acquisition Corp. ("Sub") and Fuqua Enterprises, Inc. ("Target"). In the event that the transactions contemplated under the Merger Agreement shall have been consummated and the Effective Time shall have occurred, the following is our understanding of the relative rights and obligations with respect to the use of the Fuqua Marks, as defined below. Unless otherwise defined herein, capitalized terms used herein shall have the meaning set forth in the Merger Agreement.

          1. From the Effective Time until the second anniversary of the Effective Time, Mr. J. B. Fuqua and Mr. J. Rex Fuqua will, and will cause their affiliates to, refrain from using any designation, business name, tradename, trademark, servicemark or logo (the "Marks") which contain the word "Fuqua" in connection with the manufacture, distribution or sale of medical products in the medical, surgical and healthcare industries throughout the world.

          2. From the Effective Time until the first anniversary of the Effective Time, Mr. J. B. Fuqua and Mr. J. Rex Fuqua will, and will cause their affiliates to, refrain from using any Marks which contain the word "Fuqua" in connection with the manufacture and sale of leather and tanned goods in the United States.

          3. Immediately following the Effective Time, Buyer, Sub, Target and their affiliates (collectively, "GFI") will refrain from using any Marks which contain the word "Fuqua."

          4. Messrs. Fuqua shall retain all intellectual property rights to the Fuqua Marks during the term of this Agreement.

          5. GFI shall promptly notify Messrs. Fuqua of any infringements or potential infringements, imitations by others, or any other violation of, challenge to, or claim to the Fuqua Marks by any person ("Infringements") of which it has actual knowledge. Messrs. Fuqua shall have the sole right to determine what action, if any, shall be taken on account of such Infringements. Messrs. Fuqua may commence or prosecute any claims or suits in their own name, whether collectively or individually, or in any other manner they choose. GFI shall not share in any proceeds received by Messrs. Fuqua (by settlement or otherwise) in connection with any formal or informal action brought by Messrs. Fuqua hereunder. GFI will provide reasonable cooperation with respect to the prosecution of any such claim.

          6. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Georgia, and the parties hereto agree to submit to the jurisdiction of the courts of the State of Georgia, County of Fulton, in connection with any dispute arising out of this Agreement.

          7. This Agreement is the entire contract between the parties with respect to the subject matter hereof.

                            [SIGNATURE PAGE FOLLOWS]

                                          Very truly yours,

                                          By: /s/       J. B. FUQUA

                                              ----------------------------------
                                                        J. B. Fuqua

                                          By: /s/     J. REX FUQUA

                                            ------------------------------------
                                                        J. Rex Fuqua
Receipt Acknowledged and Terms
Herein Accepted

GRAHAM-FIELD HEALTH PRODUCTS, INC.

By: /s/     IRWIN SELINGER
    ----------------------------------

Name:           Irwin Selinger
--------------------------------------
Title:
--------------------------------------

GFHP ACQUISITION CORP.

By: /s/     IRWIN SELINGER
    ----------------------------------

Name:           Irwin Selinger
--------------------------------------

Title:
--------------------------------------

FUQUA ENTERPRISES, INC.

By: /s/      J. REX FUQUA
    ----------------------------------

Name:             J. Rex Fuqua
--------------------------------------

Title:
--------------------------------------

                                                                         ANNEX G

LOGO

September 5, 1997

The Board of Directors
Graham-Field Health Products, Inc.
400 Rabro Drive East
Hauppauge, New York 11788

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Graham-Field Health Products, Inc. ("Graham-Field") of the consideration to be paid by Graham-Field pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of September 5, 1997 (the "Merger Agreement"), by and among Graham-Field, GFHP Acquisition Corp. ("Sub"), and Fuqua Enterprises, Inc. ("Fuqua"). As more fully described in the Merger Agreement, (i) Sub will be merged with and into Fuqua (the "Merger") and (ii) each outstanding share of the common stock, par value $2.50 per share, of Fuqua (the "Fuqua Common Stock") will be converted into the right to receive 2.1 shares (the "Base Exchange Ratio" and, subject to the following proviso, the "Exchange Ratio") of the common stock of Graham-Field (the "Graham-Field Common Stock"); provided, that (i) in the event that the average of the daily closing prices for shares of Graham-Field Common Stock for the 10 consecutive trading days on which such shares are actually traded on the New York Stock Exchange ending at the close of trading on the second trading day immediately preceding the closing of the Merger (the "Average Closing Price") is greater than $17.6190 (the "Upper Threshold Price"), the Exchange Ratio will equal that multiple of a share of Graham-Field Common Stock obtained by dividing the product of the Base Exchange Ratio and the Upper Threshold Price by the Average Closing Price and (ii) in the event that the Average Closing Price is less than $13.5714 (the "Lower Threshold Price"), the Exchange Ratio will equal that multiple of a share of Graham-Field Common Stock obtained by dividing the product of the Base Exchange Ratio and the Lower Threshold Price by the Average Closing Price.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Graham-Field and certain senior officers and other representatives and advisors of Fuqua concerning the businesses, operations and prospects of Graham-Field and Fuqua. We examined certain publicly available business and financial information relating to Graham-Field and Fuqua as well as certain financial forecasts and other information and data for Graham-Field and Fuqua which were provided to or otherwise discussed with us by the respective managements of Graham-Field and Fuqua, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Graham-Field Common Stock and Fuqua Common Stock; the historical and projected earnings and other operating data of Graham-Field and Fuqua; and the capitalization and financial condition of Graham-Field and Fuqua. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Graham-Field and Fuqua. We also evaluated the potential pro forma financial impact of the Merger on Graham-Field, both before and after giving effect to the disposition of Fuqua's leather business which management of Graham-Field has advised us is currently expected to be sold after consummation of the proposed Merger. In addition to the foregoing, we

The Board of Directors
Graham-Field Health Products, Inc.
September 5, 1997
Page 2

conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of Graham-Field and Fuqua that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Graham-Field and Fuqua as to the future financial performance of Graham-Field and Fuqua and the strategic implications and operational benefits anticipated to result from the Merger. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of the Graham-Field and Fuqua. We are not expressing any opinion as to what the value of the Graham-Field Common Stock actually will be when issued to Fuqua stockholders pursuant to the Merger or the price at which the Graham-Field Common Stock will trade subsequent to the Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Graham-Field or Fuqua nor have we made any physical inspection of the properties or assets of Graham-Field or Fuqua. We were not requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Graham-Field or the effect of any other transaction in which Graham-Field might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney has been engaged to render financial advisory services to Graham-Field in connection with the Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Graham-Field and Fuqua for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided investment banking services to Graham-Field unrelated to the proposed Merger, for which services we have received compensation. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Graham-Field and Fuqua.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Graham-Field in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter relating to the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Graham-Field.

Very truly yours,

Smith Barney Inc. Logo
SMITH BARNEY INC.

                                                                         ANNEX H

                   [DONALDSON, LUFKIN & JENRETTE LETTERHEAD]

                                                               December 19, 1997

Board of Directors
Fuqua Enterprises, Inc.
1201 West Peachtree Street, NW
Suite 5000
Atlanta, GA 30309

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of Fuqua Enterprises, Inc. (the "Company") of the Exchange Ratio (as defined below) pursuant to the terms of the Agreement and Plan of Merger, dated as of September 5, 1997, as amended as of September 29, 1997 (as so amended, the "Agreement"), by and among Graham-Field Health Products, Inc. ("GFI"), the Company and GFHP Acquisition Corp., a wholly owned subsidiary of GFI, pursuant to which GFHP Acquisition Corp. will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, each share of common stock of the Company (excluding shares held by the Company and GFI) will be converted into the right to receive 2.1 shares of GFI common stock (the "Exchange Ratio"); provided, that in the event the average closing price for GFI common stock for the ten consecutive trading days on which such shares are actually traded on the NYSE ending on the second trading day prior to the closing date (the "Average Closing Price") shall be greater than $17.619, the Exchange Ratio shall equal that multiple of a share of GFI common stock obtained by dividing the product of 2.1 and $17.619 by the Average Closing Price; provided further, that in the event that the Average Closing Price shall be less than $13.5714, the Exchange Ratio shall equal that multiple of a share of GFI common stock obtained by dividing the product of 2.1 and $13.5714 by the Average Closing Price.

     We have reviewed the Registration Statement on Form S-4, including the Proxy Statement/Consent Solicitation Statement/Prospectus relating to the solicitation of stockholder consents to a proposal to approve and adopt the Agreement, the Agreement, including the exhibits thereto, the Stockholders Agreement, the Voting Agreement, the Fuqua Family Stockholders Registration Rights Agreement and the Minotto Registration Rights Agreement (each as defined and as set forth in the Proxy Statement/Consent Solicitation Statement/Prospectus, and collectively, the "Agreements"). In arriving at our opinion, we have reviewed the Agreements and financial and other information that was publicly available or furnished to us by the Company and GFI including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Company for the period beginning January 1, 1997 and ending December 31, 2002 prepared by the management of the Company, and certain financial projections of GFI for the period beginning January 1, 1997 and ending December 31, 1999 provided by the management of GFI. In addition, we have compared certain financial and securities data of the Company and GFI with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company and GFI, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and GFI or their respective representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis

Fuqua Enterprises, Inc.                                        December 19, 1997
Page 2

reflecting the best currently available estimates and judgments of the management of the Company and GFI as to the future operating and financial performance of the Company and GFI, respectively. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which GFI's securities will actually trade at any time. Our opinion does not address the terms and conditions of the Agreement other than the Exchange Ratio. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should consent to the approval and adoption of the Agreement.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Exchange Ratio is fair to the stockholders of the Company from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                              SECURITIES CORPORATION

                                          By: /s/ CRAIG R. CALLEN
                                          --------------------------------------
                                          Craig R. Callen
                                          Managing Director

       CONSENT              FUQUA ENTERPRISES, INC.               CONSENT
                              ONE ATLANTIC CENTER
                                   SUITE 5000
                        1201 WEST PEACHTREE STREET, N.W.
                             ATLANTA, GEORGIA 30309

              THIS CONSENT IS SOLICITED BY THE BOARD OF DIRECTORS.

         Unless otherwise indicated below, the undersigned, being a stockholder of record of Fuqua Enterprises, Inc., a Delaware corporation ("Fuqua"), on December 9, 1997 (the "Record Date"), or acting on behalf of such record holder, hereby consents, pursuant to Section 228 of the General Corporation Law of the State of Delaware and the Bylaws of Fuqua, with respect to all shares of common stock of Fuqua held of record by the undersigned, or with respect to the shares to which the undersigned may act on behalf of such record holder, on the Record Date, to the taking of the following corporate action without a meeting of the stockholders of Fuqua:

         Approval and adoption of the Agreement and Plan of Merger, dated as of September 5, 1997, as amended as of September 29, 1997 (the "Merger Agreement"), by and among Graham-Field Health Products, Inc., GFHP Acquisition Corp. and Fuqua, described and included in the Proxy Statement/Consent Solicitation Statement/Prospectus dated December 19, 1997 relating thereto.

                 [ ] CONSENT                      [ ] DOES NOT
                    CONSENT                      [ ] ABSTAIN

         THE BOARD OF DIRECTORS RECOMMENDS A CONSENT FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

           (Continued and to be signed and dated on the reverse side)

    THIS CONSENT FORM WHEN PROPERLY EXECUTED, DATED, AND DELIVERED WILL BE GIVEN EFFECT IN ACCORDANCE WITH THE DIRECTION ON THE OTHER SIDE. IF NO DIRECTION IS INDICATED, THIS CONSENT WILL BE DEEMED A CONSENT IN FAVOR OF THE PROPOSAL SET FORTH ON THE OTHER SIDE.

    PLEASE MARK, SIGN, DATE AND RETURN THE CONSENT CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

    When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                                             -----------------------------------
                                             Signature

                                             -----------------------------------
                                             Signature if held jointly

                                             Dated:, 1997

                                                 Please sign exactly as name
                                                          appears.

PROXY                  GRAHAM-FIELD HEALTH PRODUCTS, INC.                  PROXY

                              400 RABRO DRIVE EAST
                           HAUPPAUGE, NEW YORK 11788

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

    The undersigned hereby appoints Irwin Selinger and Richard S. Kolodny as Proxies, each with the power to appoint his substitute, and hereby authorizes them, and each of them, to represent and vote, as designated below, all the shares of common stock, par value $.025 per share (the "Common Stock"), of Graham-Field Health Products, Inc., a Delaware corporation ("Graham-Field"), which the undersigned is entitled to vote at the Special Meeting of Stockholders to be held at the offices of Milbank, Tweed, Hadley & McCloy, Conference Room 54C, 1 Chase Manhattan Plaza, New York, New York, on Tuesday, December 30, 1997 at 11:00 A.M., local time, and any adjournment or adjournments thereof, with all the powers the undersigned would possess if personally present, upon the matters noted below:

1. Approval of the issuance of shares of Common Stock as contemplated by the Agreement and Plan of Merger dated as of September 5, 1997, as amended as of September 29, 1997 (the "Merger Agreement"), by and among Graham-Field, GFHP Acquisition Corp. and Fuqua Enterprises, Inc.

   [ ] FOR                      [ ] AGAINST                      [ ] ABSTAIN
    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE SHARE ISSUANCES AS CONTEMPLATED BY THE MERGER AGREEMENT.

2. Approval of an amendment to Graham-Field's Incentive Program to increase the maximum number of shares of Common Stock available under the Incentive Program by 1,500,000.

   [ ] FOR                      [ ] AGAINST                      [ ] ABSTAIN
    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE FOREGOING AMENDMENT TO GRAHAM-FIELD'S INCENTIVE PROGRAM.
           (continued and to be signed and dated on the reverse side)

                          (continued from other side)

3. Approval of the postponement or adjournment of the Special Meeting of Stockholders for the solicitation of additional votes, if necessary.

   [ ] FOR                      [ ] AGAINST                      [ ] ABSTAIN

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THE FOREGOING POSTPONEMENT PROPOSAL.

4. In their discretion, the Proxies are authorized to vote upon such other matters as may properly be presented incident to the conduct of the meeting.

    This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ADOPTION OF PROPOSALS 1 , 2 AND 3.

 PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED
                                   ENVELOPE.

                   PLEASE SIGN EXACTLY AS NAME APPEARS BELOW.

    When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                                              ----------------------------------
                                                          Signature

                                              ----------------------------------
                                                  Signature if held jointly

                                              Dated:                      , 1997
                                                 -------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law (the "DGCL"), a corporation may indemnify any of its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and (ii) in connection with any criminal action or proceeding if such person had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, however, Section 145 provides that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Article V of Graham-Field's bylaws requires that Graham-Field indemnify its directors and officers for certain liabilities incurred in the performance of their duties on behalf of Graham-Field to the fullest extent permitted or required by the DGCL.

     As permitted by Section 102(b)(7) of the DGCL, Graham-Field's certificate of incorporation, as amended, provides that directors of Graham-Field shall not be personally liable to Graham-Field or to its stockholders for monetary damages for (i) any breach of the director's duty of loyalty to Graham-Field or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any act or omission where the liability of the director is expressly provided for by certain statutes listed therein or (iv) any transaction for which the director derived an improper personal benefit.

     Graham-Field has a directors and officers liability insurance policy in effect which covers certain claims against any officer or director of Graham-Field by reason of certain breaches of duty, neglect, errors or omissions committed by such person in his capacity as an officer or director.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

     The exhibits to this Registration Statement are listed in the accompanying
Exhibit Index and are filed (except where otherwise indicated) as part of this Registration Statement.

     (b) No financial statement schedules are required to be filed.

ITEM 22.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

     (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (c) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Graham-Field Health Products, Inc. has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hauppauge, New York, on December 18, 1997.


                                          GRAHAM-FIELD HEALTH PRODUCTS, INC.


                                          By: /s/  RICHARD S. KOLODNY

                                            ------------------------------------

                                            Richard S. Kolodny, Vice President,


                                            General Counsel and Secretary



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             SIGNATURE                               TITLE                          DATE
-----------------------------------  --------------------------------------  ------------------

        /s/ IRWIN SELINGER*             Chairman of the Board and Chief       December 18, 1997
-----------------------------------       Executive Officer and Director
          Irwin Selinger                  (Principal Executive Officer)

        /s/ GARY M. JACOBS*             Vice President/Finance and Chief      December 18, 1997
-----------------------------------        Financial Officer (Principal
          Gary M. Jacobs                Financial and Accounting Officer)
-----------------------------------                 Director
David P. Delaney, Jr.

      /s/ ANDREW A. GIORDANO*                       Director                  December 18, 1997
-----------------------------------
        Andrew A. Giordano

         /s/ PETER HANDAL*                          Director                  December 18, 1997
-----------------------------------
           Peter Handal

             SIGNATURE                               TITLE                          DATE
-----------------------------------  --------------------------------------  ------------------

        /s/ BEVIL J. HOGG*                          Director                  December 18, 1997
-----------------------------------
           Bevil J. Hogg

      /s/ DR. HAROLD LAZARUS*                       Director                  December 18, 1997
-----------------------------------
        Dr. Harold Lazarus

      /s/ STEVEN D. LEVKOFF*                        Director                  December 18, 1997
-----------------------------------
         Steven D. Levkoff

       /s/ LOUIS A. LUBRANO*                        Director                  December 18, 1997
-----------------------------------
         Louis A. Lubrano

         /s/ DONALD PRESS*                          Director                  December 18, 1997
-----------------------------------
           Donald Press

       /s/ RODNEY F. PRICE*                         Director                  December 18, 1997
-----------------------------------
          Rodney F. Price

     * /s/ RICHARD S. KOLODNY
-----------------------------------
      Richard S. Kolodny, as
         attorney-in-fact

                                 EXHIBIT INDEX

EXHIBIT                                                                                    PAGE
  NO.                                      DESCRIPTION                                      NO.
-------   -----------------------------------------------------------------------------    -----
 2.1      Agreement and Plan of Merger, dated as of September 5, 1997, as amended as of
          September 29, 1997, by and among Graham-Field Health Products, Inc. ("Graham-
          Field"), GFHP Acquisition Corp. and Fuqua Enterprises, Inc. (included as
          Annex A to the Proxy Statement/Consent Solicitation Statement/Prospectus that forms a part of this Registration Statement).**..............................
 2.2      Stockholders Agreement, dated as of September 5, 1997, by and among
          Graham-Field, BIL (Far East Holdings) Limited, BIL Securities (Offshore)
          Ltd., Irwin Selinger and the Fuqua Stockholders (included as Annex B to the
          Proxy Statement/Consent Solicitation Statement/Prospectus that forms a part of this Registration Statement).**...........................................
 2.3      Voting Agreement, dated as of September 5, 1997, by and between Graham-Field and Gene J. Minotto (included as Annex C to the Proxy Statement/Consent
          Solicitation Statement/Prospectus that forms a part of this Registration
          Statement).**................................................................
 2.4      Registration Rights Agreement, dated as of September 5, 1997, by and between
          Graham-Field and the Fuqua Stockholders (included as Annex D to the Proxy
          Statement/Consent Solicitation Statement/Prospectus that forms a part of this
          Registration Statement).**...................................................
 2.5      Registration Rights Agreement, dated as of November 25, 1997, by and among
          Graham-Field, Minotto Partners, L.P. and Gene J. Minotto (included as Annex E to the Proxy Statement/Consent Solicitation Statement/Prospectus that forms a part of this Registration Statement).**......................................
 2.6      Noncompetition Agreement, dated as of September 5, 1997, by and among Graham-
          Field, GFHP Acquisition Corp., J.B. Fuqua and J. Rex Fuqua (included as Annex
          F to the Proxy Statement/Consent Solicitation Statement/Prospectus that forms a part of this Registration Statement).**....................................
 3.1      Graham-Field's Certificate of Incorporation, as amended, incorporated by reference to Exhibit 3(1) to Graham-Field's Registration Statement on Form
          S-1 (File No. 33-40442) (the "1991 Registration Statement").*................
 3.2      Certificate of Amendment of Certificate of Incorporation of Graham-Field
          dated as of November 27, 1996, incorporated by reference as Exhibit 3(b) to
          Graham-Field's Annual Report on Form 10-K for the fiscal year ended December
          31, 1997 (the "1997 10-K").*.................................................
 3.3      Graham-Field's By-Laws, as amended, incorporated by reference as an Exhibit to Graham-Field's Current Report on Form 8-K dated as of July 14, 1995.*.....
 3.4      Amendment to Graham-Field By-Laws, dated December 1, 1997.**.................
 4.1      Certificate of Designations of Graham-Field's Series B Cumulative Convertible
          Preferred Stock, incorporated by reference to Annex D to Graham-Field's S-4
          Registration Statement filed on October 18, 1996 (Registration No.:
          333-14423) (the "1996 S-4 Registration Statement").*.........................
 4.2      Certificate of Designations of Graham-Field's Series C Cumulative Convertible
          Preferred Stock, incorporated by reference to Annex E to the 1996 S-4
          Registration Statement.*.....................................................
 4.3      Certificate of Designations of Series A Junior Participating Preferred Stock,
          incorporated by reference to Exhibit 4(c) to Graham-Field's Current Report on
          Form 8-K dated as of September 3, 1996 (the "1996 Form 8-K").*...............
 4.4      Rights Agreement dated as of September 3, 1996 between Graham-Field and
          American Stock Transfer & Trust Company, as Rights Agent, incorporated by reference to Exhibit 4(b) to the 1996 Form 8-K.*.............................
 5.1      Opinion of Milbank, Tweed, Hadley & McCloy as to the legality of the
          Graham-Field Common Stock being registered.**................................
 8.1      Opinion of Milbank, Tweed, Hadley & McCloy as to certain federal income tax consequences.**..............................................................
10.1      Supply Agreement dated as of October 15, 1996, between Healthtech Products,
          Inc., Invacare Corporation and Everest & Jennings, Inc., incorporated by reference to Exhibit 10(a) to the 1997 10-K.*................................

EXHIBIT                                                                                    PAGE
  NO.                                      DESCRIPTION                                      NO.
-------   -----------------------------------------------------------------------------    -----
10.2      Supply Agreement, by and between Everest & Jennings, Inc. and P.T. Dharma
          Polimetal, incorporated by reference to Exhibit 10(b) to the 1997 10-K.*.....
10.3      Employment Agreement dated as of July 8, 1981 (the "Selinger Agreement"), between Graham-Field and Irwin Selinger, incorporated by reference to Exhibit
          10(a) to Graham-Field's Registration Statement on Form S-18 (Registration
          No.: 2-80107-NY).*...........................................................
10.4      Amendment to the Selinger Agreement dated as of July 8, 1991, incorporated by reference to Exhibit 10.1 to the 1991 Registration Statement.*...............
10.5      Amendment to the Selinger Agreement dated as of May 3, 1996, incorporated by reference to Exhibit 10(e) to the 1997 10-K.*................................
10.6      Agreement dated June 6, 1986, between Graham-Field and Gould Investors, LP with respect to the sale and leaseback of 400 Rabro Drive, Hauppauge, NY, incorporated by reference to Exhibit 10(rr) to Graham-Field's Annual Report on Form 10-K for the fiscal year ended December 31, 1986 (the "1986
          10-K").*.....................................................................
10.7      Second Amendment to Lease, dated January 1, 1990, between Graham-Field and
          Gould Investors, L.P., incorporated by reference to Exhibit 10(ii) to
          Graham-Field's Annual Report on Form 10-K for the fiscal year ended December
          31, 1990 (the "1990 10-K").*.................................................
10.8      Lease dated January 1, 1987, between Graham-Field and R-Three Investors with respect to the renting of 30,000 square feet at 135 Fell Court, Hauppauge, incorporated by reference to Exhibit 10(tt) to the 1986 10-K.*...............
10.9      Lease Extension Agreement, dated March 8, 1990, between Graham-Field and
          R-Three Investors with respect to the renting of 30,000 square feet at 135
          Fell Court, Hauppauge, incorporated by reference to Exhibit 10(hh) to the
          1990 10-K.*..................................................................
10.10     Lease Agreement dated as of March 19, 1992, by and between NET 2, L.P. and
          Everest & Jennings, Inc., incorporated by reference to Exhibit 10(y) to the
          1997 10-K.*..................................................................
10.11     Lease Agreement dated as of October 1, 1991 (the "Temco Lease Agreement"), by
          and between TEMCO National Corp. and Graham-Field, Inc., incorporated by reference to Exhibit 10(ee) to Graham-Field's Annual Report on Form 10-K for
          the fiscal year ended December 31, 1991 (the "1991 10-K").*..................
10.12     Modification of Temco Lease Agreement dated as of May 18, 1992, by and between TEMCO National Corp. and Graham-Field Temco, Inc., incorporated by reference to Exhibit 10(dd) to Graham-Field's Annual Report on Form 10-K for
          the fiscal year ended December 31, 1992 (the "1992 10-K").*..................
10.13     Amendment No. 2 to Temco Lease Agreement dated as of April 13, 1994, by and between The Wendt-Bristol Health Services Corporation and Graham-Field Temco,
          Inc., incorporated by reference to Exhibit 10(x) to Graham-Field's Annual
          Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995
          10-K").*.....................................................................
10.14     Amendment No. 3 to Temco Lease Agreement dated as of May 1, 1995, by and between The Wendt-Bristol Health Services Corporation and Graham-Field Temco,
          Inc., incorporated by reference to Exhibit 10(y) to the 1995 10-K.*..........
10.15     Lease Agreement dated as of March 23, 1992, by and between The Equitable Life
          Assurance Society of the United States and Graham-Field, Inc., incorporated by reference to Exhibit 10(ff) to the 1991 10-K.*............................
10.16     Lease Agreement dated as of March 21, 1996, by and between Graham-Field, Inc.
          and HIP Realty, Inc., incorporated by reference to Exhibit 10(jj) to the 1995
          10-K.*.......................................................................
10.17     Lease Agreement dated as of April 10, 1996, by and between Graham-Field and
          Stone Mountain Industrial Park, Inc., incorporated by reference to Exhibit
          10(q) to the 1997 10-K.*.....................................................
10.18     Lease Agreement dated as of August 1, 1996, by and between Owen Bros.
          Enterprises and Bobeck Medical Distribution, incorporated by reference to
          Exhibit 10(r) to the 1997 10-K.*.............................................
10.19     Assignment, Assumption and Consent Agreement dated as of January 27, 1997, by and among Bobeck Medical Distribution, Owen Bros. Enterprises and
          Graham-Field, incorporated by reference to Exhibit 10(s) to the 1997
          10-K.*.......................................................................
10.20     Lease Agreement dated as of September 19, 1996, by and between J&M, S.E. and
          Graham-Field Express (Puerto Rico), Inc., incorporated by reference to
          Exhibit 10(t) to the 1997 10-K.*.............................................

EXHIBIT                                                                                    PAGE
  NO.                                      DESCRIPTION                                      NO.
-------   -----------------------------------------------------------------------------    -----
10.21     Lease Agreement dated as of December 27, 1996, by and between Adaya Asset
          Washington, L.P. and Graham-Field, Inc., incorporated by reference to Exhibit
          10(u) to the 1997 10-K.*.....................................................
10.22     Lease Agreement dated as of February 27, 1997, by and between Security
          Capital Industrial Trust and Graham-Field, incorporated by reference to
          Exhibit 10(v) to the 1997 10-K.*.............................................
10.23     Union contract dated October 23, 1997, between Graham-Field and Local 966 of
          International Brotherhood of Teamsters with respect to the collective bargaining agreement at the Hauppauge, New York facility, incorporated by reference to Exhibit 10(w) to the 1997 10-K.**...............................
10.24     Union contract dated September 10, 1996, between Graham-Field and Local 945 of International Brotherhood of Teamsters with respect to the collective bargaining agreement at the Temco, New Jersey facility, incorporated by reference to Exhibit 10(x) to the 1997 10-K.*................................
10.25     Union contract dated July 24, 1996, between Everest & Jennings Canadian
          Limited and the United Steelworkers' of America on behalf of its Local 5338, incorporated by reference to Exhibit 10(y) to the 1997 10-K.*................
10.26     Union contract dated September 13, 1996, between Everest & Jennings Inc. and
          District No. 9, International Association of Machinists and Aerospace
          Workers, incorporated by reference to Exhibit 10(z) to the 1997 10-K.*.......
10.27     The Incentive Program, incorporated by reference to Graham-Field's
          Registration Statement on Form S-8 (File Nos.: 33-37179, 33-38656, 33-48860,
          033-60679 and 333-16993).*...................................................
10.28     Amendment No. 1 to the Incentive Program, incorporated by referenced to
          Exhibit A to Graham-Field's Proxy Statement dated as of May 10, 1991.*.......
10.29     Amendment No. 2 to the Incentive Program, incorporated by reference to
          Exhibit A to Graham-Field's Proxy Statement dated as of May 14, 1992.*.......
10.30     Amendment No. 3 to the Incentive Program, dated as of January 28, 1993, incorporated by reference to Exhibit 10(y) to the 1992 10-K.*................
10.31     Amendment No. 4 to the Incentive Program, dated as of June 20, 1995, incorporated by reference to Exhibit 4 to Graham-Field's Registration
          Statement on Form S-8 (File No. 033-60679).*.................................
10.32     Amendment No. 5 to the Incentive Program, dated as of December 21, 1995, incorporated by reference to Exhibit 10(s) to the 1995 10-K.*................
10.33     Amendment No. 6 to the Incentive Program, dated as of November 27, 1996, incorporated by reference to Exhibit 4 to Graham-Field's Registration
          Statement on Form S-8 (File No.: 333-16933).*................................
10.34     Amendment No. 7 to the Incentive Program, dated as of April 30, 1997.**......
10.35     Agreement and Plan of Merger dated as of May 9, 1991, by and among Horizon
          International Healthcare, Inc., Aquatherm Acquisition Corp., Graham-Field,
          Inc., Graham-Field, Tyler Schueler and John Shepherd, incorporated by reference to Exhibit 10(cc) to Graham-Field's 1991 10-K.*....................
10.36     Asset Purchase Agreement dated as of August 30, 1991, by and between TEMCO
          National Corp. and Graham-Field, Inc., incorporated by reference to Exhibit
          (c)(1) to Graham-Field's Current Report on Form 8-K dated as of October 12,
          1991.*.......................................................................
10.37     John Hancock Mutual Life Insurance Note and Warrant Agreement dated as of
          March 12, 1992 (the "John Hancock Agreement"), incorporated by reference to
          Exhibit 10(ee) to the 1992 10-K.*............................................
10.38     Amendment dated as of December 31, 1992, to the John Hancock Agreement,
          incorporated by reference to Exhibit 10(ff) to the 1992 10-K.*...............
10.39     Amendment dated as of June 30, 1993, to the John Hancock Agreement, incorporated by reference to an Exhibit to Graham-Field's Quarterly Report on
          Form 10-Q for the fiscal quarter ended September 30, 1993.*..................

EXHIBIT                                                                                    PAGE
  NO.                                      DESCRIPTION                                      NO.
-------   -----------------------------------------------------------------------------    -----
10.40     Amendment dated as of December 31, 1993, to the John Hancock Agreement,
          incorporated by reference to Exhibit 10(dd) to Graham-Field's Annual Report on Form 10-K for the fiscal year ended December 21, 1993.*...................
10.41     Amendment dated as of December 30, 1994, to the John Hancock Agreement,
          incorporated by reference to Exhibit 10(ee) to Graham-Field's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.*...................
10.42     Asset Purchase Agreement dated as of May 28, 1993, by and among Graham-Field,
          Inc., Diamond Medical Equipment Corp., National Health Care Equipment, Inc.,
          Harvey Diamond and Peter Winocur, incorporated by reference to Exhibit (c)(1)
          to Graham-Field's Current Report on Form 8-K dated as of June 5, 1992.*......
10.43     Asset Purchase Agreement dated as of September 22, 1995, by and among Graham-
          Field, National Medical Excess Corp. and John Wittenberg, incorporated by reference to Exhibit 10(gg) to the 1995 10-K.*...............................
10.44     Asset Purchase Agreement dated as of March 4, 1996, by and between
          Graham-Field, Inc. and the Lumiscope Company, Inc., incorporated by reference to Exhibit 10(hh) to the 1995 10-K.*.........................................
10.45     Registration Rights Agreement, dated as of September 3, 1996, between
          Graham-Field and BIL (Far East Holdings) Limited ("BIL"), incorporated by reference to Exhibit 4(g) to Graham-Field's Current Report on Form 8-K dated as of September 3, 1996.*....................................................
10.46     Amended and Restated Agreement and Plan of Merger dated as of September 3,
          1996, and amended as of October 1, 1996, by and among Graham-Field, E&J
          Acquisition Corp., E&J and BIL, incorporated by reference to Exhibit 2(a) to
          Graham-Field's Current Report on Form 8-K dated as of December 12, 1996.*....
10.47     Stockholder Agreement, dated as of September 3, 1996, and amended and restated as of October 1, 1996, among Graham-Field, BIL and Irwin Selinger, incorporated by reference to Exhibit 4(b) to Graham-Field's Current Report on
          Form 8-K dated as of December 12, 1996.*.....................................
10.48     Amendment No. 1, dated as of May 1, 1997, to the Amended and Restated
          Stockholder Agreement, dated as of September 3, 1996, as amended on September
          19, 1996, by and among Graham-Field, BIL and Irwin Selinger, incorporated by reference to Exhibit 4(a) to Graham-Field's Current Report on Form 8-K dated as of May 14, 1997.*.........................................................
10.49     Promissory Note dated as of December 10, 1996, in the principal amount of $4 million made by Graham-Field and payable to BIL Securities (Offshore)
          Limited, incorporated by reference to Exhibit 10(vv) to the 1997 10-K.*......
10.50     Asset Purchase Agreement dated as of September 4, 1996, by and among
          Graham-Field, Graham-Field Express (Puerto Rico), Inc., and V.C. Medical
          Distributors, Inc., incorporated by reference to Exhibit 2(a) to
          Graham-Field's Current Report on Form 8-K dated as of September 17, 1996.*...
10.51     Revolving Credit and Security Agreement dated as of December 10, 1996 (the
          "Revolving Credit Agreement"), by and among IBJ Schroder Bank & Trust Company
          (as lender and as agent), Graham-Field, Graham-Field, Inc., Graham-Field
          Express, Inc., Graham-Field Temco, Inc., Graham-Field Distribution, Inc.,
          Graham-Field Bandage, Inc., Graham-Field Express (Puerto Rico), Inc., and
          Everest & Jennings, Inc., incorporated by reference to Exhibit 10 to
          Graham-Field's Current Report on Form 8-K dated as of December 23, 1996.*....
10.52     Asset Purchase Agreement dated as of February 10, 1997, by and among
          Graham-Field, Everest & Jennings Canadian Limited ("E&J Canada"), Motion 2000
          Inc. ("Motion 2000"), and Motion 2000 Quebec Inc. ("Motion Quebec"),
          incorporated by reference to Exhibit 2(a) Graham-Field's Current Report on
          Form 8-K dated as of March 12, 1997.*........................................
10.53     Stock Purchase Agreement dated as of March 7, 1997, by and among
          Graham-Field, Everest & Jennings, Inc., Michael H. Dempsey, and Naomi C.
          Dempsey, incorporated by reference to Exhibit 2(a) to Graham-Field's Current
          Report on Form 8-K dated as of March 20, 1997 (the "March 1997 8-K").*.......
10.54     Escrow Agreement dated as of February 28, 1997, by and among Graham-Field,
          E&J, Motion 2000, Motion Quebec, and Robert E. Lesser, as escrow agent, incorporated by reference to Exhibit 10(a) to the March 1997 8-K.*...........

EXHIBIT                                                                                    PAGE
  NO.                                      DESCRIPTION                                      NO.
-------   -----------------------------------------------------------------------------    -----
10.55     Employment Agreement dated as of February 28, 1997, by and between
          Graham-Field and Marco Ferrara, incorporated by reference to Exhibit 10(b) to the March 1997 8-K.*.........................................................
10.56     Escrow Agreement dated as of March 7, 1997, by and among Graham-Field, E&J,
          Michael H. Dempsey, and Robert E. Lesser, as escrow agent, incorporated by reference to Exhibit 10(a) to the March 1997 8-K.*...........................
10.57     Consultant Agreement dated as of March 7, 1997, by and between Graham-Field and Michael H. Dempsey, incorporated by reference to Exhibit 10(b) to the
          March 1997 8-K.*.............................................................
10.58     Agreement and Plan of Merger dated as of June 25, 1997, by and among
          Graham-Field, LaBac Acquisition Corp., a wholly-owned subsidiary of
          Graham-Field, LaBac Systems, Inc., Gregory A. Peek, and Michael L. Peek,
          incorporated by reference to Exhibit 2(a) to Graham-Field's Current Report on
          Form 8-K dated as of June 25, 1997 (the "June 1997 8-K").*...................
10.59     Registration Rights Agreement dated as of June 25, 1997, by and among
          Graham-Field, Gregory A. Peek, and Michael L. Peek, incorporated by reference to Exhibit 4(a) to the June 1997 8-K.*.......................................
10.60     Consulting Agreement dated as of June 25, 1997, by and among Graham-Field,
          Gregory A. Peek, and Michael L. Peek, incorporated by reference to Exhibit
          4(b) to the June 1997 8-K.*..................................................
10.61     Non-Competition Agreement dated as of June 25, 1997, by and among
          Graham-Field and Gregory A. Peek, incorporated by reference to Exhibit 4(c)
          to the June 1997 8-K.*.......................................................
10.62     Non-Competition Agreement dated as of June 25, 1997, by and among
          Graham-Field and Michael L. Peek, incorporated by reference to Exhibit 4(d)
          to the June 1997 8-K.*.......................................................
10.63     Escrow Agreement dated as of June 25, 1997, by and among Graham-Field,
          Gregory A. Peek, Michael L. Peek and Robert E. Lesser, incorporated by reference to Exhibit 4(e) to the June 1997 8-K.*.............................
10.64     Amendment No. 1, dated as of June 25, 1997, to the Revolving Credit and
          Security Agreement dated as of December 10, 1996 (the "Revolving Credit
          Agreement"), by and among IBJ Schroder Bank & Trust Company (as lender and as agent), Graham-Field, Graham-Field, Inc., Graham-Field Express, Inc.,
          Graham-Field Temco, Inc., Graham-Field Distribution, Inc., Graham-Field
          Bandage, Inc., Graham-Field Express (Puerto Rico), Inc., and Everest &
          Jennings, Inc., incorporated by reference to Exhibit 10(a) to Graham-Field's
          Current Report on Form 8-K dated as of July 17, 1997 (the "July 1997
          8-K").*......................................................................
10.65     Amendment No. 2, dated as of July 9, 1997, to the Revolving Credit Agreement, by and among IBJ Schroder Bank & Trust Company (as lender and as agent),
          Graham-Field, Graham-Field, Inc., Graham-Field Express, Inc., Graham-Field
          Temco, Inc., Graham-Field Distribution, Inc., Graham-Field Bandage, Inc.,
          Graham-Field Express (Puerto Rico), Inc., and Everest & Jennings, Inc.,
          incorporated by reference to Exhibit 10(b) to the July 1997 8-K.*............
10.66     Amendment No. 3, dated as of July 9, 1997, to the Revolving Credit Agreement, by and among IBJ Schroder Bank & Trust Company (as lender and as agent),
          Graham-Field, Graham-Field, Inc., Graham-Field Express, Inc., Graham-Field
          Temco, Inc., Graham-Field Distribution, Inc., Graham-Field Bandage, Inc.,
          Graham-Field Express (Puerto Rico), Inc., and Everest & Jennings, Inc.,
          incorporated by reference to Exhibit 10(c) to the July 1997 8-K.*............
10.67     Letter Amendment, dated as of September 18, 1997, to the IBJ Schroder Bank &
          Trust Company (as lender and as agent), Graham-Field, Graham-Field, Inc.,
          Graham-Field Express, Inc., Graham-Field Temco, Inc., Graham-Field
          Distribution, Inc., Graham-Field Bandage, Inc., Graham-Field Express (Puerto
          Rico), Inc., and Everest & Jennings, Inc.**..................................
10.68     Agreement and Plan of Reorganization dated as of August 28, 1997, by and among Graham-Field, S.E. (Gene) Davis, and Vicki Ray, incorporated by reference to Exhibit 2(a) to Graham-Field's Current Report on Form 8-K dated as of September 4, 1997 (the "September 1997 8-K").*.........................

EXHIBIT                                                                                    PAGE
  NO.                                      DESCRIPTION                                      NO.
-------   -----------------------------------------------------------------------------    -----
10.69     Registration Rights Agreement dated as of August 28, 1997, by and among
          Graham- Field, S.E. (Gene) Davis, and Vicki Ray, incorporated by reference to
          Exhibit 4(a) to the September 1997 8-K.*.....................................
10.70     Employment Agreement dated as of August 28, 1997, by and between Graham-Field and S.E. (Gene) Davis, incorporated by reference to Exhibit 4(b) to the
          September 1997 8-K.*.........................................................
10.71     Employment Agreement dated as of August 28, 1997, by and between Graham-Field and Vicki Ray, incorporated by reference to Exhibit 4(c) to the September
          1997 8-K.*...................................................................
10.72     Non-Competition Agreement dated as of August 28, 1997, by and between Graham-
          Field and S.E. (Gene) Davis, incorporated by reference to Exhibit 4(d) to the
          September 1997 8-K.*.........................................................
10.73     Non-Competition Agreement dated as of August 28, 1997, by and between Graham-
          Field and Vicki Ray, incorporated by reference to Exhibit 4(e) to the
          September 1997 8-K.*.........................................................
10.74     Escrow Agreement dated as of August 28, 1997, by and among Graham-Field, S.E.
          (Gene) Davis, Vicki Ray and Robert E. Lesser, as escrow agent, incorporated by reference to Exhibit 4(f) to the September 1997 8-K.*.....................
10.75     Real Estate Sales Agreement dated as of August 28, 1997, by and between
          BBD&M, Ltd. and Graham-Field, incorporated by reference to Exhibit 4(g) to the September 1997 8-K.*.....................................................
10.76     Supply Agreement dated as of April 3, 1997, between Maxwell Products, Inc.
          and Graham-Field, incorporated by reference to Graham-Field's Quarterly
          Report for the fiscal quarter ended June 30, 1997.*..........................
10.77     International Distributorship Agreement dated as of September 30, 1997, by and between Graham-Field and Thuasne, incorporated by reference to Exhibit 1 to Graham-Field's Quarterly Report for the fiscal quarter ended September 30,
          1997 (the "1997 10-Q").*.....................................................
10.78     Asset Purchase Agreement dated as of August 21, 1997, by and among
          Graham-Field, Graham-Field, Inc., Medi-Source, Inc., Peter Galambos and Irene
          Galambos, incorporated by reference to Exhibit 2 to the 1997 10-Q.*..........
10.79     Purchase Agreement dated as of October 7, 1997, by and among Graham-Field,
          VGM & Associates, Inc. and U.S. Rehab, Inc., incorporated by reference to
          Exhibit 3 to the 1997 10-Q.*.................................................
10.80     Vendor Agreement dated as of September 12, 1997 by and among Graham-Field and
          Equipnet, Inc., incorporated by reference to Exhibit 4 to the 1997 10-Q.*....
23.1      Consent of Milbank, Tweed, Hadley & McCloy (included in Exhibit 5.1).**......
23.2      Consent of Ernst & Young LLP acting on behalf of Graham-Field Health
          Products, Inc.***............................................................
23.3      Consent of Ernst & Young LLP acting on behalf of Fuqua Enterprises, Inc.**...
23.4      Consent of Ernst & Young LLP acting on behalf of the Lumex Division of Lumex,
          Inc.**.......................................................................
23.5      Consent of Price Waterhouse LLP.**...........................................
24.1      Power of Attorney (included on signature page of this Registration
          Statement).**................................................................
99.1      Consent of Smith Barney Inc.**...............................................
99.2      Consent of Donaldson, Lufkin & Jenrette Securities Corporation.**............


---------------
  * Incorporated by reference herein from the document described therein.


 ** Previously filed.



*** Filed herewith.